SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2014

Eni S.p.A.
(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 - 00144 Rome, Italy
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒                    Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes ☐                    No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):               )

Press Release dated April 1, 2014

Press Release dated April 2, 2014

Press Release dated April 9, 2014

Annual Report 2013

Press Release dated April 10, 2014

Press Release dated April 12, 2014

Press Release dated April 16, 2014

Press Release dated April 24, 2014

Press Release dated April 29, 2014

Press Release dated April 30, 2014

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

Name: Antonio Cristodoro
Title:	Head of Corporate Secretary's Staff Office

Date: April 30, 2014

Eni: Proposal to be voted on in Saipem’s AGM

Rome, April 1, 2014 - At the next Annual General Meeting of Saipem shareholders, which will be held on May 6, 2014, Eni will submit a proposal to the Company’s shareholders regarding the Directors’ term of office, in accordance with agenda item number four. The proposed duration for the Directors to be appointed will be of one financial year, in order to avoid both Eni’s and Saipem’s Board of Directors being up for renewal at the same time.

Company Contacts:
Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com

Eni: Report on the purchase of treasury shares

San Donato Milanese (Milan), April 2, 2014 - During the period from March 24 to March 28, 2014, Eni acquired No. 50,000 shares for a total consideration of euro 893,735.12, within the authorization to purchase treasury shares approved at Eni’s Ordinary General Meeting of shareholders on May 10, 2013, previously subject to disclosure pursuant to Article 144-bis of Consob Regulation 11971/1999.
The following are details of transactions for the purchase of treasury shares on the Electronic Stock Market on a daily basis:

Date	Number of ordinary shares purchased	Average price (euro)	Consideration (euro)
27/03/2014	50,000	17.8747	893,735.12
Total	50,000	17.8747	893,735.12

Following the purchases announced today, considering the treasury shares already held, on March 28, 2014 Eni holds No. 20,238,287 shares equal to 0.56% of the share capital.

Company Contacts:
Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com

Eni: Report on the purchase of treasury shares

San Donato Milanese (Milan), April 9, 2014 - During the period from March 31 to April 4, 2014, Eni acquired No. 305,317 shares for a total consideration of euro 5,539,668.30, within the authorization to purchase treasury shares approved at Eni’s Ordinary General Meeting of shareholders on May 10, 2013, previously subject to disclosure pursuant to Article 144-bis of Consob Regulation 11971/1999.
The following are details of transactions for the purchase of treasury shares on the Electronic Stock Market on a daily basis:

Date	Number of ordinary shares purchased	Average price (euro)	Consideration (euro)
01/04/2014	50,000	18.1819	909,097.41
02/04/2014	150,000	18.1409	2,721,135.27
03/04/2014	75,000	18.1061	1,357,958.80
04/04/2014	30,317	18.1903	551,476.82
Total	305,317	18.1440	5,539,668.30

Following the purchases announced today, considering the treasury shares already held, on April 4, 2014 Eni holds No. 20,543,604 shares equal to 0.57% of the share capital.

Company Contacts:
Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com

Contents

Contents

Mission

We are a major integrated energy company, committed to growth in the activities of finding, producing, transporting, transforming and marketing oil and gas. Eni men and women have a passion for challenges, continuous improvement, excellence and particularly value people, the environment and integrity.

Contents

eni worldwide presence

Eni is an integrated energy company, active in 85 countries in the world with a staff of around 82,300 employees.

- Exploration & Production
- Gas & Power
- Refining & Marketing
- Versalis
- Engineering & Construction

Europe

Austria
Belgium
Cyprus
Croatia
Czech Republic
Denmark
France
Germany
Greece
Hungary
Ireland
Italy
Luxembourg
Malta
the Netherlands
Norway
Poland
Portugal
Romania
Slovakia
Slovenia
Spain
Sweden
Switzerland
Turkey
the United Kingdom
Ukraine

Africa

Algeria
Angola
Cameroon
Congo
Democratic Republic of Congo
Egypt
Gabon
Ghana
Kenya
Liberia
Libya
Mauritania
Morocco
Mozambique
Nigeria
South-Africa
Togo
Tunisia
Uganda

Disclaimer

Contents

employees
82,289 (68% outside Italy)
(number)

hydrocarbon production
1.619 (89% outside Italy)
(mmboe)

total procurement
€32.8 (67% outside Italy)
(billion)

capital expenditure
€12.75 (84% outside Italy)
(billion)

sales
€114.72 (72% outside Italy)
(billion)

Americas

- Argentina
- Bolivia
- Brazil
- Canada
- Colombia
- Ecuador
- Groenland
- Mexico
- Peru
- Suriname
- Trinidad & Tobago
- the United States
- Venezuela

Asia and Oceania

- Australia
- Azerbaijan
- China
- India
- Indonesia
- Iran
- Iraq
- Japan
- Kazakhstan
- Kuwait
- Malaysia
- Myanmar
- Oman
- Pakistan
- Papua-New Guinea
- Philippines
- Qatar
- Russia
- Saudi Arabia
- Singapor
- Thailand
- Timor Leste
- Turkmenistan
- the United Arab Emirates
- Vietnam
- Yemen

Ordinary and Extraordinary Shareholders' Meeting of May 8, 2014. The notice convening the meeting was published on "Il Sole 24 ore" and the "Financial Times WWE" of March 28, 2014.

Contents

8 11 16 18 22 26 30 45 50 56 59 63 63 82 85 90 103 104 107 111 120 207 222 229 263 264 266

8 Letter to shareholders
11 Profile of the year
16 The competitive environment
18 Our strategy
22 Risk Management
26 Governance

Integrated report

Eni's 2015 annual report is the integrated report prepared in accordance with principles included in "Prototype of the International Framework", published by International Integrated Reporting Council (IIRC). It is aimed at representing financial and sustainability performance, underlining the existing connections between competitive environment, group strategy, business model, integrated risk management and a stringent corporate governance system.
Since 2011, Eni takes part in the IIRC Pilot Program, whose aim is to define an international framework for integrated reporting.

Operating and Financial review

Operating review

30 Exploration & Production
45 Gas & Power
50 Refining & Marketing
56 Versalis
59 Engineering & Construction

Financial review and other information

63 Financial review
63 Profit and loss account
82 Summarized Group Balance Sheet
85 Summarized Group Cash Flow Statement
90 Risk factors and uncertainties
103 Outlook
104 **Other information**
107 **Glossary**

Consolidated Financial Statements

111 Consolidated Financial Statements
120 Notes to the Consolidated Financial Statements
207 Supplemental oil and gas information
222 List of Eni's subsidiaries

Consolidated Sustainability Statements

229 **Consolidated Sustainability Statements**
263 **Management's certification**
264 **Report of Independent Auditors**
266 **Independent Assurance Report**

Contents

our business model

Eni's business model targets long-term value creation for its stakeholders by delivering on profitability and growth in each of its businesses, improving efficiency and mitigating risks.
The main capitals used by Eni (financial capital, manufacture capital, intellectual capital, natural capital, human capital, social and relationship capital) are classified in accordance with the criteria included in the "International IR Framework" published by the International Integrated Reporting Council (IIRC).
Our 2013 robust financial results and sustainability performance rely on the responsible and efficient use of our capitals which resulted in operational excellence, asset integrity, handling of operational risk, preservation of health, safety and the environment.
Hereunder is articulated the map of the main capitals exploited by Eni and actions positively effecting on their quality and availability. At the same time, the scheme evidences how the efficient use of capitals and related connections create value for the company and its stakeholders.
For detailed information on results associated to each capital see the Consolidated Financial Statements and the Consolidated Sustainability Statements.

financial capital
manufacture capital
intellectual capital
human capital
social and relationship capital
natural capital
strategic guidelines
What are the strategic guidelines to use and develop our assets?
> profitable growth
> strict capex discipline
> focus on core areas
> partnerships with NOCs
> reduction of time to market
> operatorship
> gas supply contracts renegotiation
> leadership in the european gas market
> capacity reduction in commodity businesses
> leveraging on asset flexibility
> focus on customers and premium/niche segments
integrated risk management
Integrated risk management model across our businesses
assets
What distintive assets for delivering Sustainable Value?
> solid resource base
> giant projects
> high potential exploration portfolio
> low cost position
> diversified gas supply portfolio
> large and International customer base
> plant efficiency
> eni brand
integrated risk management
strategic guidelines
delivering on sustainable value
assets
drivers
governance
governance
Framework of stringent and clear rules of governance
drivers
What principles for delivering Sustainable Value?
> cooperation for host countries' development
> integration all along the energy supply chain
> excellence in conducting our operations
> innovation in developing competitive solutions
> inclusiveness of Eni's people and diversity promotion
> responsibility in managing the business

Contents

stock of capital	Eni's main actions	value creation for Eni	value creation for Eni's stakeholders
• Financial structure • Liquidity reserves	• Cash flow from operations • Bank loans • Bonds • Maintaining strategic liquidity • Hedging • Dividends • Buyback • Working capital optimization	• Going concern • Lower cost of capital • Reduction of working capital • Leverage optimization • M&A opportunities • Mitigation of market volatility • Credit worthiness	• Yields • Share price appreciation • Social and economical growth • Satellite activities **financial capital**
• Onshore and offshore plants • Pipelines and storage plants • Liquefaction plants • Refineries • Distribution networks • Power plants • Chemical plants • Buildings and other equipment	• Technological upgrade • Process upgrade • Investment in new businesses (bio-refinery, Green chemistry, car sharing) • Maintenance and development activities • Increase environment Certifications (ISO 14001, ISO 50001, EMAS, etc.)	• Returns • Enlarging asset portfolio • Increase assets value • Reduction of operational risk • Energy and operational efficiency • Reputation	• Availability of energy sources and green products • Employment • Satellite activities • Reduction of direct GHG emissions and responsible use of resources **manufacture capital**
• Technologies and intellectual property • Corporate internal procedures • Corporate governance system • Integrated risk management • Management and control systems • Knowledge management • ICT (Green Data Center)	• Research and development expenditures • Partnership with centres of excellence • Development of proprietary technologies and patents • Application of procedures and systems • Audit	• Competitive advantage • Risk mitigation • Transparency • Performance • Licence to operate • Stakeholders' acceptability	• Reduction of environmental and social impacts • Transfer of best available technologies and know-how to host Countries • Contributing to the fight against corruption • Green products **intellectual capital**
• Health and safety of people • Know-how and skills • Experience • Engagement • Diversity (gender, seniority, geographical) • Eni's thinking	• Safety at work • Recruiting, education and training on the job • Promotion of human rights • Eni's people engagement • Knowledge management • Welfare • Leveraging on diversity • Enhancing individual talents and remuneration in accordance to a merit system	• Performance • Efficiency • Competitiveness • Innovation • Risk mitigation • Reputation • Talent attraction	• Create employment and preserve jobs • Wellness of Eni's people and local communities • Increase and transfer know-how **human capital**
• Relationship with stakeholders (institutions, governments, communities, associations, customers, suppliers, industrial partners, NGO, universities, trade unions) • Eni's brand	• Stakeholders' Engagement • MoU with Governments and local authorities • Projects for local development and Local content • Strategic partnerships • Involvement in international panel discussion • Development of programmes on research and training • Partnerships with trade unions • Quality of services rendered • Brand management	• Operational & social licence • Reduction of Time to market • Country risk reduction • Market share • Alignment to international best practices • Reputation • Competitive advantage • Suppliers reliability • Customers retention	• Local socio-economical development • Customers and suppliers satisfaction • Share of expertise with territories and communities • Satisfaction and incentive of people • Promoting respect for workers' rights **social and relationship capital**
• Oil and gas reserves • Water • Biodiversity and ecosystems • Air • Soil	• Exploration, production, transporting, refining and distributing hydrocarbons • Investment in new businesses (bio-refinery, Green Chemistry, car sharing) • Investment in technological and process upgrade • Remediation activities	• Hydrocarbon reserves growth • Opex reduction • Mitigation of operational risk (asset integrity) • Reputation • Licence to operate • Stakeholders' recognition	• Reduction of gas flared • Reduction of oil spills and blowout • Preservation of biodiversity • Green products • Containment of water consumption (reinjection and water reuse) • Energy efficiency **natural capital**

Contents

eni's activities

Eni's excellent portfolio of conventional oil assets with competitive costs and the strong resource base with options for anticipated monetization ensure a robust value generation at Eni's upstream activity. The vertical integration provided by the large presence in the gas and lng markets, and the know-how in refining and chemical sectors enable the company to capture synergies and catch joint opportunities and projects in the marketplace.

Eni's strategies, resource allocation processes and conduct of day-by-day operations underpin the delivery of sustainable value to our shareholders and, more generally, to all of our stakeholders, respecting the Countries where the company operates and the people who work for and with Eni.

Our way of doing business, based on operational excellence, focus on health, safety and the environment, is committed to preventing and mitigating operational risks.

Exploring for oil and gas
Offshore
Developing oil and gas fields
Onshore
Liquefying gas

upstream

Eni engages in oil and natural gas exploration, field development and production, in 42 Countries. The Engineering & Construction business is an OEM of turnkey projects, industrial complexes and infrastructures onshore and offshore to the oil and gas industry and provides drilling services.

Financial capital

Net profit
+23% vs. 2012

Dividends paid
€3.95 bln

Net cash provided by operating activities
€10.97 bln

Leverage
0.25

Activated the share
buyback programme

Manufacture capital

Reserves
6.54 bln boe

2013 capital expenditure
€12.75 bln

2014-17 capital expenditure plan
€54 bln

Start-up of **26 reserve development projects** within 2017

Venice **Biorefinery** start-up and
Porto Torres **Green Chemical** project launch

Intellectual capital

R&D expenditure
€197 mln
(net of general and administrative costs)

Value generated by R&D
€937 mln

Existing patents (no.)
9,427

Green Data Center start-up

MIT partnership

Contents

mid - downstream

Through refineries and chemical plants, Eni processes crude oil and other oil-based feedstock to produce fuels, lubricants and chemical products that are supplied to wholesalers or through retail networks or distributors. Eni engages in the supply, trading and shipping of oil, natural gas, LNG, electricity, fuels and chemical products.

Trading and shipping
Downstream plants
International oil and gas markets
Regassifying LNG
Gas and power sales
Power generation
Fuels
Lubricants
Chemical products
Power sales
B2B
B2C

Human capital

Employees
+5.7% vs. 2012

Women employees
16.5%

Local employees
52.4%

Injuries (no.)
-32% vs. 2012

Training expenditure
€75.9 mln

Social and relationship capital

Expenditure for the territory
€101 mln

Suppliers used (no.)
34,848

Total procurement
€33 bln

Retail market share in Italy
27.5%

Established strategic **partnerships** in **Italy** and **abroad**

Natural capital

Oil spills due to operations
-49.4% vs. 2012

Direct GHG emissions
-9.9% vs. 2012

Produced water re-injected
55%

CO_2eq emissions from flaring
-10.4% vs. 2012

% of reused fresh water
79.9%

Contents

Eni Annual Report / Letter to shareholders

letter to shareholders

In 2013 Eni faced challenging market conditions.
Hydrocarbon production in our upstream segment was severely hit by disruptions in Libya and, to a lesser extent, in Nigeria and Algeria due to social unrest, internal conflicts and other geopolitical risks. In our mid-downstream businesses, the economic downturn and strong competition from alternative sources of energy drove a further decline in the consumption of gas and fuels, mainly in Italy. Finally, Saipem reported sharply lower results due to the lower profitability of ongoing contracts.
In spite of these extraordinary headwinds, Eni achieved solid operating and financial results leveraging on the strength of its portfolio and the turnaround underway in the mid-downstream businesses.
Cash flow generation was robust thanks to the E&P contribution which continued to deliver an average cash flow per barrel of around 30 US dollars, absorbing the lower proceeds in the Countries which were by exceptional events. The ongoing turnaround in the G&P, R&M and Chemical segments delivered a euro 2 billion improvement in operating cash flows.
Finally, leveraging on the breadth of our portfolio boosted by the latest exploration successes, we were able to monetize a 20% interest in the Mozambique discovery for euro 3.4 billion	and our interest in the Siberian assets of Articgas, with a consideration of euro 2.2 billion cashed in January 2014, without affecting our longer term growth prospects.
Capital expenditure was kept essentially flat in line with our policy in place from 2009 of strict project selection.
In a very challenging year, Eni recorded a 23% increase in net profit from 2012 and maintained the net debt flat.
Eni’s strong financial position and underlying growth perspectives underpin our progressive distribution policy, with a 2% increase in the dividend per share and the launch of the share buyback program.
In conclusion, at the end of this three-year period, we deliver to our shareholders a Company even more focused on the upstream, with excellent prospects of profitability and cash generation thanks to our portfolio of projects and reserves which is so flexible to enable options for anticipated monetization, and with a clear strategy of turnaround in the mid-downstream businesses.
Our balance sheet is stronger with net debt halved compared to three years ago.
Exploration is the engine of our strategy in the upstream business. Eni has continued to deliver industry leading results. Since 2008 we have discovered 9.5 bln boe of resources, equal to 2.5 times the production of the period. 2013 has been a brilliant year too, with 1.8 bln boe of resources discovered at a competitive cost of $1.2 per barrel. The main discoveries made in the year were the Agulha prospect and the appraisal of Mamba and Coral in Area 4 in Mozambique, where we estimate an overall mineral potential up to 2,650 billion cubic meters of gas in place, Nené Marine in Congo, which has founded a new oil play with huge potential,	the appraisal of Sankofa offshore Ghana, and other successes in Norway, Australia, Pakistan and Egypt.
Exploration success, which owes to our know-how and organization, is the feature that mostly distinguishes Eni among the oil majors.
In the next four-year we will pursue even more ambitious exploration targets, by focusing on the emerging plays in Sub-Saharan Africa, the Barents Sea and Asia.
In Africa our objectives are pre-saline deposits in Congo, Angola and Gabon, the completion of the appraisal campaign in Mozambique and the launch of exploration activity in the Lamu basin in Kenya.
In the Russian section of the Barents Sea we jointly operate with Rosneft a high potential basin where seismic surveys have been started. The Norwegian section of the Barents Sea confirms to be an extraordinary promising area, where, once the operated Goliat has been started marking the first oil project of the region as expected at the end of 2014, we will see a rapid development of the recent discoveries of the area.
In the Pacific basin we intend to go ahead with exploration in Vietnam and Myanmar and to confirm our commitment in Indonesia and Australia. Furthermore we intend to explore the Russian and Ukrainian frontier areas of the Black Sea, where the Subbotina oil discovery is in place.
We acquired the operatorship of three licenses in the Cypriot deep offshore portion of the Levantine basin, in proximity of large gas discoveries.
Our second priority comes through a major review of our legacy assets where we are applying new geological play concepts with exciting results. A remarkable example of the value this approach can bring is by the extraordinary Nené discovery in Marine XII. This is a mature block which has been largely explored in the past, where the application of new geological targets led us to discover more than 2.5 bboe of resources in place.

Contents

Eni Annual Report / Letter to shareholders

We maintain a strong commitment to time-to-market of discovered resources and continue to be selective in the phased development of our projects.
We plan to start-up 26 new major fields in the next four years, mainly Goliat in the Barents Sea, the Block 15/06 West Hub in Angola, the heavy oil and gas Venezuelan assets and Jangkrik in Indonesia, which will add more than 500 kboe/d by 2017, supporting production growth and the replacement of mature production.
Approximately 70% of the planned start-ups will relate to already sanctioned projects, whose costs and schedules are in line with budgets.
These progresses have been underpinned by our organizational model which is based on the in-source of critical engineering phases and a strong grip on construction and commissioning activities in order to minimize the risk of cost overruns.
Operational efficiency is the other driver of our organization, mainly in the drilling and completion of our wells. 2013 was a record in terms of control of the operational risk as well as health and safety risks with a total recordable injury rate 60% lower than the average recorded in the previous six years, and zero blow-outs for the tenth consecutive year.
For the future we intend to target even more challenging targets. In the next four year plan we will invest in training initiatives and sharing of know-how in the prevention of accidents and injuries, in new techniques for the rationale use of resources by optimizing water reinjection and in reducing GHG emissions by means of flaring down projects.
Overall in 2013 the E&P Division reported excellent results, in spite of geopolitical factors, and laid the foundations of a new production growth phase which will fuel value and cash generation.
The G&P, R&M and Chemical segments intensified turnaround actions in a difficult market scenario.
The G&P Division devoted great efforts in the renegotiation of long-term gas supply contracts in order to both align supply costs to market conditions and to reduce the annual minimum take obligations (take-or-pay) ensuring higher flexibility to	our commercial policies.
Our renegotiation strategy is based on a fair distribution of economic benefits between the producer and the acquirer in line with the contractual principles. In 2013 we renegotiated supply terms of 85% of our long-term contracted gas. In 2014-2016, we plan to finalize a new round of renegotiations with expected benefits of euro 2 billion per year on our cost position. Our marketing strategy will deliver increasingly innovative products in order to best suit large customers’ needs and maximize value generation from our physical and contractual assets, overcoming the traditional role of the wholesaler.
In the retail segment our mission is to achieve customer satisfaction and fidelity with a multi-Country approach. In doing so, we will evolve into a supplier of value-added energy services and leave behind us the role of a commodity reseller. We serve approximately 10 million of customers across Europe and we intend to increase and retain our customer base leveraging on the Eni’s brand awareness, the quality of service and the innovation.
We intend to streamline our fixed-cost structure by reorganizing post-sale activities, restructuring of logistics and simplifying the organizational structure.
In the R&M Division we have reduced our refining capacity by 13% since the beginning of the downturn and we are planning for a further cut of 22% in the next four years. In addition we will continue to adopt capital discipline, to increase plants’ flexibility, pursuing at the same time fixed cost reductions and energy saving initiatives. We foresee to consolidate our presence in the retail of fuels in Italy leveraging on the continuous innovation of products and services and the non-oil development. Outside Italy we intend to focus our presence on growing markets and to divest from non-strategic areas.
Our Chemical business will progressively reduce its exposure to commodity chemicals, which have been increasingly exposed to international competition. We intend to grow our presence in the green chemicals business and to expand internationally targeting those segments where Eni’s know-how represents a	competitive advantage. In the four-year plan, bio-chemicals productions at Porto Torres and Porto Marghera are expected to start-up. Also the joint ventures with major operators in the South Korea and Malaysia in the elastomers will start production. The technology lever is the driver to upgrade the business. It is worth mentioning our collaborations with Genomatica and Yulex for the production of elastomers from renewable, non-food plantations, targeting to substitute the traditional oil-based feedstock.
2013 has been a tough year at Saipem due to a slowdown in the business and issues affecting the profitability of certain large contracts. The Company reacted with a renewed focus on execution activities, an organizational turnaround and the adoption of a more selective commercial strategy. 2014 will be a transitional year with a recovery in profitability, the dimension of which relies upon the effective execution of operational and commercial activities at low-margin contracts still present in the current portfolio, in addition to the speed at which bids underway will be awarded.

Results of the year
Results reported in 2013 reflect the complexity of the scenario. Adjusted operating and net profit amounted to euro 12.62 billion and euro 4.43 billion respectively, declining by approximately one third compared to 2012. These results were driven by geopolitical factors in the E&P Division causing production losses of about 110 kboe/d to an annual production of 1,619 kboe/d (down 5% from 2012), plunging margins on sales of gas, electricity, fuels and chemical products, the effects of which were partly offset by turnaround savings, and sharply lower profitability at Saipem.
In spite of these headwinds, we reported a solid 23% increase in net profit to euro 5.2 billion, which was boosted by the gains recorded on portfolio transactions at the E&P segment. We generated a robust cash flow from operations at euro 11 billion, reflecting the high value per barrel in the E&P, turnaround improvements in the mid-downstream businesses and capital discipline. The disposal of assets

Contents

Eni Annual Report / Letter to shareholders

contributed euro 6.4 billion to cash generation and mainly related to the Mozambique deal and the divestment of the financial interests in Snam and Galp. These inflows financed capital expenditure of euro 12.75 billion, in line with the last three years trend, and the dividend payment to Eni’s shareholders of euro 3.95 billion, maintaining net borrowings and leverage flat compared to 2012 at euro 15.4 billion and 0.25, respectively.
On the basis of the Company’s results, the Board of Directors intends to submit to the Annual Shareholders’ Meeting a dividend proposal of euro 1.10 per share (euro 1.08 in 2012).

Corporate Governance
Our business commitment cannot leave a sound and structured governance system out of consideration.
In these three years, we have promoted several initiatives to improve our internal and national system.
In July 2011, we published 35 proposals for the national governance and most of them were adopted in the self-discipline recommendations enacted in December 2011.
In 2013, Eni’s Chairman held a number of meetings in Europe and in the United States with proxy advisors and major investors, examinating the main governance issues.
We received positive feedback from our counterparts who recognized Eni’s corporate governance as a well structured and one of the most efficient in Italy.
Transparency was valued as a strong point of our Company, which, together with the quality and completeness of information, allowed Eni to be awarded for the best corporate website in the world.
One of the pillars of Eni’s governance is the internal control and risk management model, further strengthened during 2013 by the definition of regulatory instruments aimed at ensuring effectiveness and efficiency of the whole system.
In this contest, Eni has developed an integrated risk management system, finalized to the individuation, management and monitoring of all risks, not only industrial. In particular, the risk management system is intended to submit periodically to the Board of Directors the main risks of Eni.
Also the internal control model and the integrated risk management system were appreciated by the above-mentioned proxy advisors and institutional investors.

Strategies and mid-term objectives
The 2014 outlook features a moderate strengthening in the global economic recovery. Still a number of uncertainties are surrounding this outlook due to weak growth prospects in the Euro-zone and risks concerning the emerging economies. Crude oil prices are forecast on a solid trend in the short-term, driven by geopolitical factors against the backdrop of well supplied global markets. For investment evaluation purposes we assume a long-term price of $90 a barrel for the Brent crude benchmark. Management expects that the trading environment will remain challenging in the Company’s businesses due to higher Country risks in the upstream segment and to continuing weak fundamentals in our businesses exposed to the European market. Particularly in our businesses of gas reselling, refining and marketing of fuels and chemical products we do not anticipate any meaningful improvement in demand, while competition, oversupply and overcapacity will continue to weigh on selling margins of energy commodities.
Against this challenging environment, management reaffirms its strategy of profitable growth in the upstream and of further strengthening and turning around the mid-downstream businesses.
In Exploration & Production we target an average growth rate of 3% per year, in line with our long-term targets, and the discovery of 3.2 bboe of fresh resources, to be accomplished while at the same time reducing capital expenditure by 5% from the previous four-year plan. Our capital expenditure plan for the 2014-2017 period considers an outlay of euro 54 billion that will be directed for 83% to exploration and development of hydrocarbons reserves.
Our operational efforts will on the start-up of our major projects in portfolio, the reduction of time-to-market and to achieve a well balanced risk profile in our countries of presence. The entry into production of high-margin projects will enable us to expand cash generation from operations at a 5% rate per year.
We expect that once the turnaround plans have been completed, our mid-downstream business will be able to generate returns also in a trading environment as unfavorable as the one experienced in 2013. The medium-term target is to breakeven in the four year plan.
All in all, also supported by a valuable Corporate Governance system, which ensure an effective decisional process, we are confident that the planned strategies and initiatives will allow Eni to perform strongly leveraging on the valuable growth in the E&P and a recover to profitability in the mid-downstream businesses thanks to contract renegotiation, capacity reductions and focus on premium segments. Those drivers and the continuing refocusing of our portfolio will deliver robust cash generation where we are targeting an average 13% increase per year in our free cash flow till 2017 under our price scenario.
Such prospects will underpin our progressive dividend policy and the prosecution of the buyback program.

March 17, 2014

In representation of the Board of Directors

Giuseppe Recchi	Paolo Scaroni
Chairman	Chief Executive Officer and General Manager

Contents

Eni Annual Report / Profile of the year

profile of the year

Results > In 2013 Eni achieved solid results in a particularly difficult market. In spite of geopolitical factors in Libya, Nigeria and Algeria, the Exploration & Production Division delivered robust earnings and cash flow leveraging its cost leadership and extraordinary exploration successes. The mid-downstream businesses, which were impacted by the downturn and plunging demand in Europe and Italy, boosted their restructuring efforts achieving an impressive euro 2 billion improvement in cash generation. Finally, the portfolio management enhanced by the new discoveries of the latest years enabled Eni to anticipate the monetization of results and cash. The overall effect of management’s actions in such a challenging year was to deliver a 23% increase in net profit versus to euro 5.16 billion, to pay a generous dividend and to launch a buyback program, while maintaining a constant debt at euro 15.43 billion.
Net cash generated by operating activities of euro 10.97 billion and cash from disposals of euro 6.36 billion, mainly related to the Mozambique deal, were used to fund capital expenditure of euro 12.75 billion and dividend payments of euro 3.95 billion to Eni’s shareholders.
Ratio of net borrowings to shareholders’ equity including minority interest – leverage – was 0.25 at December 31, 2013, unchanged compared to December 31, 2012.
Solid results and cash flow +23% vs. 2012 net profit euro 10.97 bln cash flow Turnaround in mid-downstream +euro 2 bln cash flow improvement
Dividend > The Company’s robust results and strong fundamentals underpin a dividend distribution of euro 1.10 per share (euro 1.08 in 2012). Management reaffirms its commitment to deliver a progressive dividend policy taking into account Eni’s underlying growth in earnings and cash flow.

Hydrocarbon production > In 2013, hydrocarbon production declined to 1.619 million boe/d by 4.8% from 2012, reflecting significant force majeure events in Libya, Nigeria and Algeria, partly offset by the contribution of the start-up of new fields and continuing production ramp-ups.

Proved oil and natural gas reserves > Proved oil and gas reserves as of December 31, 2013 were 6.54 bboe. The organic reserve replacement ratio was 105%. The reserve life index is 11.1 years.

Natural gas supply contracts > Renegotiated purchase terms of 85% of the Company’s long-term gas supply contracts, resulting in a euro 1.4 billion cost saving.

Natural gas sales > Natural gas sales declined by 2.3% to 93.17 bcm against the backdrop of an ongoing demand downturn, competitive pressure and oversupply.
Proved reserves 6.54 bboe at year end
Divestment of Eni’s interest in Eni East Africa > In July 2013, Eni closed the sale of a 28.57% interest in Eni East Africa (EEA) to China National Petroleum Corp (CNPC). CNPC indirectly acquires, through its equity investment in Eni East Africa, a 20% interest in the Area 4 mineral property, located offshore of Mozambique. Eni retains operatorship and a 50% interest through the remaining stake in the investee. The total consideration cashed-in by Eni was euro 3,386 million, with a gain of equivalent amount recorded in profit and loss (euro 3,359 million, euro 2,994 million net of tax charges).	>	Rationalization of E&P asset’s portfolio Anticipated monetization of results and cash

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Divestment of Eni’s interest in Artic Russia > In January 2014 Eni closed the sale of its 60% stake in Artic Russia to certain Gazprom affiliates for a total sale price of euro 2.2 billion. At the balance sheet date, Eni’s interest in Artic Russia was stated at fair value due to the loss of joint control over the investee with a revaluation gain of euro 1,682 million recorded through profit.
While with the disposal Eni monetized a mature investment, the Company still maintains a strong commitment in the Russian upstream.

Injury frequency rate -28.7% progressing for the ninth consecutive year	Safety > In 2013 Eni continued to implement the communication and training program “Eni in safety”, with 185 workshops dedicated to Eni’s employees. The benefit of these and other programs in safety is confirmed by the positive trend of the injury frequency rate relating to employees and contractors which improved for the ninth consecutive year (down by 28.7% from 2012). Notwithstanding the 10.5% decrease in the fatality index, six fatal accidents occurred in 2013.

Partnership for Sustainable Energy > Among the “UN Sustainable Development Solutions Network (SDSN)”, in 2013 Eni led the Energy For All in Sub-Saharan Africa initiative through international collaborations aimed at devising solutions to fight against energy poverty, in particular in Sub-Saharan Africa. For this purpose, Eni will leverage on the strategic partnership signed with the Earth Institute of the Columbia University.

> Access to energy New agreements in Mozambique	Relationships with the territory and local development > In 2013 Eni’s commitment continued in ensuring access of local communities to energy, particularly in Sub-Saharan Africa. In Mozambique Eni announced the construction of a gas fired plant with a capacity of 75 MW, in the Cabo Delgado area. In Italy, the Company signed a MoU with the city of L’Aquila for the restoration of the Basilica of Santa Maria Collemaggio and the redevelopment of the Parco del Sole.

Exploration successes 1.8 bln boe at year end	Exploration successes > The exploration activity for the year delivered strong results adding 1.8 billion boe of resources to the company’s resource base, with a unit exploration cost of 1.2 $/boe.
In Mozambique, the exploration campaign assessed the potential of the Mamba and Coral discoveries, while the Agulha discovery revealed a new gas accumulation in the Southern section of Area 4. Agulha was the tenth discovery made in Area 4. Management estimates that Area 4 may contain up to 2,650 billion cubic meters of gas in place.
In Congo, an exciting discovery was made in the mature Block Marine XII offshore. The Nené Marine oil and gas discovery and the adjacent Litchendjili Marine field found an overall potential of about 2.5 billion boe in place.

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In Australia, the Evans Shoal North-1 discovery, in the Timor Sea, was estimated to contain a mineral potential of 8 Tcf of gas in place.

Acquired acreage > In the year Eni rejuvenated its mineral right portfolio entering new high potential areas for a total acreage of approximately 120,000 square kilometers.

Start-ups > In line with production plans, in 2013 eight major projects have been started up, contributing for 140,000 boe/d to the year production. The main start-ups related to: MLE-CAFC (Eni’s interest 75%) and El Merk (Eni’s interest 12.25%) fields in Algeria, the liquefaction plant Angola LNG (Eni’s interest 13.6%), the offshore Abo-Phase 3 project in Nigeria, the giant heavy oil field Junin 5 (Eni’s interest 40%) in Venezuela, the Skuld field (Eni’s interest 11.5%) in Norway, the Kashagan field (Eni’s interest 16.81%) in Kazakhstan and the Jasmine project (Eni’s interest 33%) in the United Kingdom.

>	Organic growth +140 kboe/d contribution of 2013 start-ups/rump-ups
Versalis > In 2013, Eni’s chemical subsidiary Versalis progressed with the expansion in the bio-plastic segment and the diversification of the commodity chemical, by entering into joint ventures with strategic international partners active in bio-technologies and rubber, among which Pirelli, Genomatica, Yulex Corporation and Lotte Chemical.
In the green chemistry business Versalis carried on the ongoing project of converting the Porto Torres site and a relevant agreement has been reached to start the project for the conversion and relaunching of the Porto Marghera site.

Green Data Center > In October 2013 Eni launched the Green Data Center, the best in the world for energy efficiency. It hosts Eni’s central computer processing systems, both for information management and seismic simulation processing, allowing a reduction of CO2 emissions by 300,000 tons per year.

Transparency in Corporate Reporting > In 2013 Eni has been ranked first in a survey conducted by Transparency International Italy into the corporate reporting on transparency. The survey, which used a sample of the largest Italian companies by market capitalization, has analyzed three areas of transparency in corporate reporting: anti-bribery programs, the organization and the publication of key economic and financial data related to the activities in each Country where the companies operate.

Eni’s commitment with the Massachusetts Institute of Technology > In February 2013, Eni renewed its commitment to the MIT Energy Initiative (MITEI) to develop innovative, powerful tools, technologies and solutions to address global energy needs and challenges.
>	Versalis Strategic and international partnerships

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	Financial highlights (*)

			2011	2012	2013

	Net sales from operations	(euro million)	107,690	127,220	114,722
	Operating profit		16,803	15,071	8,856
	Adjusted operating profit		17,230	19,798	12,618
	Net profit (a)		6,902	4,200	5,160
	Net profit - discontinued operations (a)		(42)	3,590
	Group net profit (a)		6,860	7,790	5,160
	Adjusted net profit (a)		6,938	7,130	4,433

(*) Pertaining to continuing operations. Following the divestment of the Regulated Businesses in Italy 2012, results of Snam are represented as discontinued operations throughout this Annual Report. (a) Attributable to Eni’s shareholders. (b) The amount of dividends for the year 2013 is based on the Board’s proposal. (c) Number of outstanding shares by reference price at year end.	Net cash provided by operating activities		13,763	12,356	10,969
	Capital expenditure		11,909	12,761	12,750
	Dividends to Eni shareholders pertaining to the period (b)		3,768	3,912	3,986
	Cash dividends to Eni shareholders		3,695	3,840	3,949
	Total assets at period end		142,945	139,878	138,088
	Shareholders' equity including non-controlling interest at period end		60,393	62,558	61,174
	Net borrowings at period end		28,032	15,511	15,428
	Net capital employed at period end		88,425	78,069	76,602

	Share price at period end	(euro)	16.01	18.34	17.49
	Number of shares outstanding at period end	(million)	3,622.7	3,622.8	3,622.8
	Market capitalization (c)	(euro billion)	58.0	66.4	63.4

	Summary financial data

			2011	2012	2013

(a) Fully diluted. Ratio of net profit from continuing operations and average number of shares outstanding in the period. Dollar amounts are converted on the basis of the average EUR/USD exchange rate quoted by ECB for the period presented.

(b) One American Depositary Receipt (ADR) is equal to two Eni ordinary shares.

(c) Calculated assuming the deconsolidation of the Snam group from priors periods.

(d) Ratio of dividend for the period and the average price of Eni shares as recorded in December.	Net profit (*)
	- per share (a)	(euro)	1.90	1.16	1.42
	- per ADR (a) (b)	($)	5.29	2.98	3.77
	Adjusted net profit (*)
	- per share (a)	(euro)	1.92	1.97	1.22
	- per ADR (a) (b)	($)	5.35	5.06	3.24

	Adjusted return on average capital employed (ROACE) (c)	(%)	10.2	10.1	5.9
	Leverage		0.46	0.25	0.25
	Coverage		15.4	11.9	8.9
	Current ratio		1.1	1.4	1.5
	Debt coverage		51.3	79.8	71.1

	Dividends pertaining to the year	(euro per share)	1.04	1.08	1.10
	Pay-out	(%)	55	50	77
	Dividend yield (d)	(%)	6.6	5.9	6.5

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Operating and sustainability data

		2011	2012	2013

Employees at period end	(number)	72,574	77,838	82,289
of which
- women		12,542	12,860	13,601
- outside Italy		45,516	51,034	55,507
Female managers	(%)	18.5	18.9	19.4
Training hours	(thousand hours)	3,127	3,132	4,350
Employees injury frequency rate	(No. of accidents per million of worked hours)	0.65	0.57	0.40
Contractors injury frequency rate		0.57	0.45	0.32
Fatality index	(fatal injuries per one hundred millions of worked hours)	1.94	1.10	0.98
Oil spills due to operations	(barrels)	7,295	3,759	1,901
Direct GHG emissions	(mmtonnes CO2 eq)	49.13	52.50	47.30
R&D expenditure (a)	(euro million)	190	211	197
Expenditure for the territory (b)		101	91	101
Exploration & Production
Estimated net proved reserves of hydrocarbons (at year end)	(kboe/d)	7,086	7,166	6,535
Average reserve life index	(year)	12.3	11.5	11.1
Production of hydrocarbons	(kboe/d)	1,581	1,701	1,619
Profit per boe (c)	($/boe)	17.0	16.0	15.5
Opex per boe (c)		7.3	7.1	8.3
Cash flow per boe		31.7	32.8	31.9
Finding & Development cost per boe (d)		18.8	17.4	19.2
Gas & Power
Worldwide gas sales (e)	(bcm)	96.76	95.32	93.17
- in Italy		34.68	34.78	35.86
- outside Italy		62.08	60.54	57.31
Customers in Italy	(million)	7.10	7.45	8.00
Electricity sold	(TWh)	40.28	42.58	35.05
Customer satisfaction index	(%)	88.6	89.7	90.4
Refining & Marketing
Refinery throughputs on own account	(mmtonnes)	31.96	30.01	27.38
Retail market share	(%)	30.5	31.2	27.5	(a) Net of general and administrative costs.

(b) Includes investments for local communities, charities, association fees, sponsorships, payments to Eni Enrico Mattei Foundation and Eni Foundation.

(c) Related to consolidated subsidiaries.

(d) Three year average.

					(e) Includes Exploration & Production natural gas sales amounting to 2.61 bcm (2.73 bcm and 2.86 bcm in 2012 and 2011, respectively).
Retail sales of petroleum products in Europe	(mmtonnes)	11.37	10.87	9.69
Service stations in Europe at year end	(units)	6,287	6,384	6,386
Average throughput of service stations in Europe	(kliters)	2,206	2,064	1,828
Chemicals
Production	(ktonnes)	6,245	6,090	5,817
Sales of petrochemical products		4,040	3,953	3,785
Average plant utilization rate	(%)	65.3	66.7	65.3
Engineering & Construction
Orders acquired	(euro million)	12,505	13,391	10,653
Order backlog at period end		20,417	19,739	17,514

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Eni Annual Report / The competitive environment

the competitive environment

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Eni Annual Report / The competitive environment

Contents

Eni Annual Report / Our strategy

our strategy
>	2014-2017
main targets

- Hydrocarbon production:
+3% on average per year

- Breakeven in
mid-downstream
businesses in 2015

- Cash flow:
+40% in 2014-2015;
+55% in 2016-2017

- Capital expenditure plan:
-5% vs. 2013-2016

- Cash from disposals:
euro 9 billion

(1) Ratio of cash flow (net profit + amortization) and cost incurred (exploration and development investments + proved and unproved reserves purchases).

In 2013 our upstream activity was negatively impacted by the increased political instability in certain countries of operations. Our mid-downstream businesses recorded operating losses as they were hit by structural headwinds in the competitive context and continuing weak demand, against the backdrop of the European downturn, particularly in Italy.
In order to tackle with a deteriorated trading environment, management has planned a number of actions that are intended to help the Company to achieve strong performances in each of its business segment against prudent, cautious and conservative assumptions about the external context whereby we do not anticipate any meaningful improvement in market conditions and have projected flat production profiles in the Company’s main countries at risk of political instability (i.e. Libya, Nigeria and Algeria).
Eni’s strategy confirms the priorities of profitable growth in the upstream, turning around the mid-downstream businesses, recovering profitability at Saipem and monetizing non-core exploration assets. Assuming a Brent price of $90 a barrel for the full year 2017, our projected operating cash flows (up 40% in the two years period 2014-2015 and 55% in 2016-2017) will provide enough resources to maintain the leverage below the ceiling of 0.30, to finance the planned capital expenditure (euro 54 billion) and to ensure a progressive increase in the cash returned to shareholders also through the flexible tool of the buyback program.

Our growth strategy in the Exploration & Production Division has been reinvigorated by the extraordinary exploration successes made in the latest years which have build upon an already solid platform of large, conventional producing assets with an efficient cost position. The exploration successes has proven to be an efficient and effective way to increase the resource base, a driver of organic production growth and portfolio diversification also providing a boost to cash generation by early monetization of part of the discovered volumes.
In the next four-years Eni targets a robust cash generation coupled with production growth and a rebalanced risk profile of our portfolio. We also plan to increase our resource base leveraging on our leading exploration activity where we boast an impressive track-record in discovering new resources. All these industrial targets are planned to be achieved through a capital expenditure plan 5% lower than the previous one.
Under Eni’s price scenario, management expects to increase operating cash flow by 4% on average in the next four years plan. This coupled with a continuing focus on capital discipline will drive the achievement of a self-financing ratio[1] of 140% on average. The strong cash generation will be the result of organic production growth, the quality of our portfolio which is largely made-up of conventional asset, our phased approach in giant projects, reduced time-to-market and production optimizations.
Average production growth is expected at a rate of 3% in the 2014-2017 period. Growth will be fuelled by new production additions in Eni’s core areas (Sub-Saharan Africa, Venezuela, the Barents Sea and Kazakhstan) leveraging on Eni’s vast knowledge of reservoirs and geological basins, technical and producing synergies, as well as established partnerships with producing Countries.
New fields start-ups of 26 major projects, most operated and coming from our exploration activities (including the Goliat in the Barents Sea, the Block 15/06 in the West Hub located in

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Eni Annual Report / Our strategy

Angola, gas and heavy oil assets in Venezuela, OCTP oil development in Ghana and Jangkrik in Indonesia), will add more than 500 kboe/d of production in 2017 to support our growth and replace mature field decline.
Since 2008 we discovered approximately 9.5 bboe of resources, largely conventional and at competitive costs, which accounted more than double of our production in the period. Eni confirms its commitment to the exploration strategy as the pillar of the long-term sustainable growth.
We plan to execute finding projects in high risk-high reward area and near field activities to target the discovery of 3.2 bboe of new resources at a unit cost of approximately $2.2 per barrel. These discoveries will be developed to ensure high-margin organic growth. Another option is their monetization in advance of development activities by diluting Eni’s interest at an early stage thus reducing the execution and financial risk as it was the case with the Mozambique deal.
The achievement of the planned growth targets will be underpinned by a continuing focus on risk mitigation. The main drivers are the diversification of the country presence, the reduction of the time-to-market, the in-source of critical engineering and project management activities, the retention of a large number of operated projects and the contribution to local development (promoting access to energy, education and training and the improvement of health and safety conditions). In particular, Eni reaffirms its commitment to promote access to energy in Sub-Saharan Africa (including Mozambique, Nigeria, Ghana and Congo) involving the construction of power plants, natural gas transportation and distribution facilities as well as isolated systems (off-grid) to provide electricity to remote communities.
Notwithstanding Eni’s commitment to maintain long-term relations with host countries, disruptions following socio-political unrest represent an unpredictable factor and a source of possible risks to an upstream company. Following disruptions in Libya, Nigeria and Algeria with a production loss of approximately 110 kboe/d for the full year 2013, the contribution of these important countries to Eni’s production growth profile up to 2015 has been prudently assumed to be marginal.
The execution capabilities of contractors in the EPC contractual scheme are a major source of risk to the profitability of development projects. Eni has adopted strong organizational options to ensure effective control on the most important project activities. The Company has elected to execute most of the engineering phase in-house through a reinforced organizational structure. We directly coordinate all the construction phases and deploy our own people to manage hook-up and commissioning. Following this approach management believes that all projects currently being executed which will be started-up in the next four years are as a whole on time and on budget.
Operational risk relating to drilling activities will be managed by applying Eni’s rigorous procedures throughout the engineering and execution stages. The main drivers of this will be the adoption of our field-tested proprietary drilling technologies, our excellent skills and know-how and increased control of operations. The excellence in our drilling activities allowed us to achieve zero blow-outs for the tenth consecutive year. The planning of emergency responses and quick remediation in case of accidents, oil spills or gas leaks is as rigorous as our operations.
Targets on environmental impact include the reduction in GHG emission rates and the depletion of natural resources by means of flaring down policies and rehabilitation projects of production water.
In particular projects of water re-injection in Egypt, Nigeria, Tunisia, Iraq, Angola, Ghana, Norway and Congo are estimated to allow a recovery factor up to 70% of the total water produced in 2017 from a rate of water re-injected of 55% in 2013.
Management expects that continuing development proprietary technologies to be applied in complex environment and competence build-up will drive production growth and value creation as well as increase the safety in our operations. Eni estimates to spend euro 500 million in R&D (on an overall Eni’s expenditure of euro 1.2 billion) over the 2014-2017 plan period.

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Eni Annual Report / Our strategy

>	G&P turnaround - Renegotiation of supply contracts - Focus on premium segments	In the Gas & Power Division, we expect continuing weak conditions in the trading environment due to strong competition, oversupply in Europe and the strengthening of the role of the continental hubs to trade spot gas. In this scenario, management believes that the key factors are the ability to oversee trade hubs, to enhance the flexibility of our portfolio and to adapt our contracts and assets to the current tough market environment. Management reaffirms its commitment in restoring profitability and preserving cash generation leveraging on a robust turnaround plan which provides for: (i) restructuring our supply contracts in order to reach price alignment with the new market conditions and to minimize the impact of take-or-pay risks on future cash flows through a new round of negotiations or arbitrations; (ii) focus on high-value added businesses, such as LNG, through integration with upstream segment and increasing sales in premium markets, on trading activities, through the enhancement of the physical and contractual assets in portfolio, as well as the development of our retail customer base; (iii) the re-engineering of B2B business with innovative products for our customers and efficiency actions and integration with the skills of the trading unit; (iv) process reengineering and cost cutting in our operations.
Management believes that these turnaround drivers will help the Company to restore profitability by 2015 and generate approximately euro 1.2 billion of EBITDA pro-forma adjusted in 2017.
In R&D, Eni aims to assess the impact of advanced LNG technologies on the increase of natural gas consumption in the industrial and business segment and to enhance technological developments related to the energy efficiencies in the mid-market and retail (cogeneration, energy storage, smart metering and integration with renewable energy sources).

>	Optimization of refinery capacity • Sannazzaro: start-up of EST Plant • Venice: start-up of Green Diesel Plant • Gela: shut down of gasoline production line • Further initiatives	In the Refining & Marketing Division a number of additional actions compared to the previous strategic plan have been launched in order to face the further worsening of the trading environment with a refinery margin which fell to unprecedented levels, down to less than one dollar per barrel in the last quarter of the year.
In the refining activity, Eni will deploy the following initiatives: (i) the reorganization and optimization of refinery plants through rationalizations and reconversion of processes (biorefinery in Venice and restructuring of Gela) resulting in a 22% cut of existing refining capacity in the four-year plan; (ii) higher flexibility, process integration and efficiency to better face market scenario; (iii) the improvement in operating efficiency and energy saving projects.
Building on these initiatives, in the 2014-2017 four-year period Eni intends to increase plants’ efficiency and to reach energy savings for a total of 114 ktoe/y.
Water reuse projects at Gela and Sannazzaro plants are expected to lead to savings of water use of 5 mmcm/y.
In marketing operations management intends to enhance the presence in the fuels market by: (i) gaining higher efficiency results (closing stations with low throughput), developing non-oil operations and LPG and methane distribution; (ii) retaining Eni’s position in the wholesale market also leveraging on opportunities deriving by the closing of third parties’ refinery; (iii) launching innovative activities, by means of new products (LNG in the automotive segment) and innovative services (smart mobility).
Building on these initiatives, in the 2014-2017 four-years period Eni expects to increase its adjusted EBIT under constant scenario assumptions (base 2013) by euro 0.7 billion by 2017.
Eni’s initiatives in the Research and Development field intend to prove the T-Sand and Zero-Waste technologies in the two-years period 2014-2015 and to define technological solutions to process second generation biomasses for the production of Biofuels at the Venice’s refinery.

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Eni Annual Report / Our strategy

Eni’s Chemical segment has been hindered by falling commodity demand and increasing competition mainly in its more commoditized lines of business and in those with low technologic content.
Against the backdrop of this scenario, the 2014-2017 strategic plan sets the stage for: (i) a more adequate and efficient cost position leveraging on the optimization/rationalization of Italian critical industrial sites, and higher integration, optimization and flexibility of production; (ii) the refocusing on premium productions, reducing the exposure to commodity chemicals, the selective development of a technological platform in the elastomers and styrenes, and the expansion of the specialties segment. Eni intends to grow the green chemistry business for the manufacture of eco-compatible chemical products and with high-growth demand rate; (iii) a greater internationalization of the business to serve customers even more global and markets characterized by high-growth demand rates, also through strategic alliances.
Energy efficiency programs planned in Porto Marghera and Porto Torres sites will allow energy savings of 44.5 ktoe/year.
In the four year plan, Eni expects to invest approximately euro 3.3 million to carry on activities agreed with the relevant Authorities and local people, in order to reconvert critical sites, safeguarding and developing employment and local economy.
In light of these initiatives, in the 2014-2017 plan, adjusted EBIT under constant scenario assumptions (base 2013) is expected to increase by euro 0.5 billion in 2017.
	5% reduction in production capacity Refocusing on high value productions Internationalization	< < <
The Engineering & Construction segment faced a complex 2013 due to operating difficulties in certain projects in the Onshore and Offshore activities of the Engineering & Construction business unit. Saipem expects a recovery in profitability in 2014 and to gradually improve margins in the following years leveraging on the completion of low-margins contracts still present in the current portfolio, effective commercial discipline and investment activities recently completed. These actions will strengthen Saipem’s business model in strategic areas and markets.
As far as R&D is concerned, Saipem intends to focus on the development of technologies in the Engineering & Construction Offshore business unit for working in deep and ultra deep waters, subsea processing and for the installation of underwater pipes in extreme conditions.
In the onshore business, it will increase the competitiveness of proprietary technologies and know-how to better preserve environment and reduce GHG emissions. In the Offshore and Onshore drilling business units Saipem plans to develop methodologies and innovative technologies.	Recovery in profitability in 2014	<

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Eni Annual Report / Risk Management

risk management
Eni has developed and adopted a model for Integrated Risk Management (IRM) that targets to achieve an organic and comprehensive view of the Company main risks[1], greater consistency among internally-developed methodologies and tools to manage risks and a strengthening of the organization awareness, at any level, that suitable risk evaluation and mitigation may influence the delivery of Corporate targets and value.

Integrated Risk Management Model

The IRM has been defined and updated consistently with international principles and best practices. It is an integral part of the Internal Control and Risk Management System (see page 29) and is structured on three control levels.

The first level is represented by risk owners, whose responsibility lies in risk assumption and related treatment measures.

The second level concerns the risk control functions that cooperate in drafting the methodologies and risk management tools and perform control activities through structures that are independent from operating management.

The third level is represented by the independent assurance provider that provides independent certifications on the planning and functioning of risk management processes.

(*) Including Integrated Risk Management department.

(1) Potential events that can affect Eni’s activities and whose occurrence could hamper the achievement of the main corporate objectives.
Risk governance attributes a central role to the Board of Directors. The Board, with the support of the Control and Risk Committee outlines the guidelines for risk management, so as to ensure that the main corporate risks are properly identified and adequately assessed, managed and monitored.

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Eni Annual Report / Risk Management

In addition, the Eni Board of Directors, in fulfilling its responsibilities and its role of direction and with the support of the Control and Risk Committee, defines the degree of compatibility of these risks with the company management consistent with its strategic targets. For this purpose, Eni’s CEO, through the process of integrated risk management, presents at least every six months Eni’s a review of the main risks to the Board of Directors. The analysis is based on the scope of the work and risks specific of each business area and processes aiming at defining an integrated risk management policy; the CEO also ensures the evolution of the IRM process consistently with business dynamics and the regulatory environment.
Furthermore, the Risk Committee, chaired by the CEO, holds the role of consulting body for the latter with regards to major risks. For this purpose, the Risk Committee evaluates and expresses opinions, at the instance of CEO, related to the main results of the integrated risk management process.

Our process of integrated risk management

The IRM model is implemented through a process of integrated management which is both continuous and dynamic, leveraging on the risk management systems already adopted by each business unit and corporate processes, promoting harmonization with methodologies and specific tools of the IRM.
The commencement of the risk assessment process includes the definition of its scope, basing on the guidelines defined by the Board of Directors, i.e. the identification of the organizational functions/units and, when necessary, the processes of Eni and its subsidiaries, which might significantly impact the achievement of corporate objectives, and the relevant management to be involved in the IRM process.
In 2013, two assessment sessions were performed: the interim top risk assessment performed in the first half of the year, relating to the update and in-depth identification, evaluation and treatment of top risks resulted by the 2012 risk assessment and the yearly risk assessment performed in the second half of the year involving 13 subsidiaries.
Based on the major risks identified through the above mentioned assessments, the strategic guidelines and treatment measures for their mitigation/management were identified and submitted to Eni’s management, consistently with the evolution of internal/external context and of the Company’s strategy.
The first monitoring assessment of Eni’s top risks identified in 2012 was also performed. The monitoring of main risks and the relevant treatment plans through appropriate indicators (Key Risk Indicator, Key Control Indicator, Key Performance Indicator) allow to identify improvement areas in the management of major risks, analyze their evolution as well as the progress in implementation of further treatment measures decided by the management (also related to the update and development and risk management models) and to timely identify potential new risks.
The assessment and monitoring results were submitted to the Risk Committee and to the management and control bodies according to the procedure provided by the Management System Guidelines MSG IRM (interim IRM reporting and annual IRM reporting).

The following table summarizes Eni’s main risks in relation to corporate targets, except for scenario risk, linked to operating performance variability related to fluctuations in crude oil prices, natural gas and oil products prices. For further details on these risks, as well as minors uncertainty factors, see the section “Risk factors and uncertainties”.

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Eni Annual Report / Risk Management

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Eni Annual Report / Risk Management

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Eni Annual Report / Governance

governance
Integrity and transparency are the principles that have inspired Eni in the formulation of its Corporate Governance system[1] and are the pillars of the Company’s business model. The Governance system, supplementing Eni’s business strategy, is designed to sustain the relationship of trust between Eni and its stakeholders and to help achieve business results, creating sustainable long-term value.
Eni, as Italy’s top company by capitalization, is committed to building a Corporate Governance system inspired by excellence in a transparent relationship with the market. For this reason, Eni places great emphasis on communication with its stakeholders, taking account of their needs and maintaining an ongoing commitment to helping shareholders effectively exercise their rights, developing an open dialogue that fosters mutual understanding. In this context, in 2013 the Chairman of the Board of Directors of Eni held a series of meetings with institutional investors and the major proxy advisors in Europe and the United States in order to provide them with a complete understanding of Eni’s Corporate Governance system and how it relates to the various regulatory models.

(1) For further information on Eni’s Corporate Governance system, refer to Eni’s Corporate Governance Report, which is published on the Company’s website in the Governance section.

(2) Reference is made to the independence requirement under both the law, to which Eni’s By-laws refers, and the recommendations of the Italian Corporate Governance Code.

(3) More specifically, the less-represented gender must receive at least one-fifth of the positions on each board in the first election and one-third of the positions in the next two elections. The law establishes that this composition shall apply to the corporate boards of unlisted Italian subsidiaries, but the Board of Directors of Eni has, since the 2012 elections, required that at least one-third of the members be women with regard to the appointments that Eni may make as shareholder.

(4) As to the composition of the Control and Risk Committee, Eni requires that at least two of its members possess adequate experience in accounting, financial or risk management matters, strengthening the Corporate Governance Code provisions, which recommends that one member have such experience.

(5) The Compensation Committee rules require that at least one member have an adequate knowledge of and experience in financial matters or compensation policies, to be evaluated by the Board of Directors at the time of appointment.

Eni’s Corporate Governance structure

The Corporate Governance arrangements of Eni are structured along the lines of the traditional model, which, without prejudice to the responsibilities of the Shareholders’ Meeting, assigns corporate management duties to the Board of Directors, monitoring functions to the Board of Statutory Auditors and the auditing of the financial statements to the audit firm.
The Board of Directors and the Board of Statutory Auditors of Eni, as well as their respective Chairmen, are appointed by the Shareholders’ Meeting using a slate voting mechanism. Three directors and two statutory auditors, including the Chairman of the Board of Statutory Auditors, are appointed by non-controlling shareholders, thereby ensuring that the number of representatives of non-controlling shareholders exceeds the minimum established by law. In addition, the number of independent Directors indicated in Eni’s By-laws exceeds that required by law. In fact, the number of independent Directors currently serving (seven[2] out of nine Directors, of whom eight are non-executive Directors) is above the minimum set out in the By-laws and in the Corporate Governance rules, as well as the average number of such directors for Italian listed companies in general. The Board’s structure is also balanced in relation to the professional qualifications and experience of the Directors, gained in companies operating primarily in the industrial, banking or financial sectors. Starting from the next election in 2014, the Board of Directors and Board of Statutory Auditors will be assured a balanced gender representation, as provided for By-Law and the Company’s By-laws[3].
The Board of Directors has appointed a Chief Executive Officer (“CEO”) and granted the Chairman powers, provided for in the Eni By-laws, to identify and promote integrated projects and international agreements of strategic importance.

The Board of Directors has established four internal committees with consulting and advisory functions: the Control and Risk Committee[4], the Compensation Committee[5], the Nomination

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Eni Annual Report / Governance

Committee and the Oil-Gas Energy Committee, which report to the Board at each meeting on the most significant issues addressed.
The following chart provides a graphical representation of the Company’s Corporate Governance structure:

Decision-making processes

The Board of Directors has appointed a Chief Executive Officer to manage the Company, while retaining responsibility over strategic, operational and organizational matters, particularly in the fields of governance, sustainability[6], internal control and risk management.
The Directors are made knowledgeable and informed about the company’s matters in order to make effective decision-making processes. The Board, thanks to its diversified range of expertise and competences, has the capabilities to perform the in-depth review that is required by the complexity and reach of the Company’s business. The newly-appointed

(6) More specifically, the Board has retained the exclusive power to set sustainability policies, the results of which are comprehensively reported together with financial and performance information in the Annual Report, as well as to examine and approve the sustainability reporting not covered in the integrated reporting system.

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Eni Annual Report / Governance

(7) Following the program commenced in 2012, Eni conducted a training program in 2013 for new members of the boards of directors of its Italian subsidiaries, gradually extending it to its foreign subsidiaries and investees, with a special emphasis on business integrity.

(8) Eni is a member of the UN Global Compact LEAD Group.

(9) More specifically, Eni confirmed the high level of votes in favor registered in 2013, as well as in 2012, in the field of its remuneration policy. In fact, out of 61.08% of the share capital represented at the meeting (with a significant increase in the Assembly’s participation as compared to 56.4% registered in 2012), 96.2% of the shares present voted in favor, registering an increase of approximately 3.6% compared to 2012.

Boards underwent an induction[7] program and other training initiatives, including visits to a number of key operating sites, such as in Venezuela in 2013. The Directors are also promptly and fully informed about matters on the Board’s agenda.
To achieve this, specific procedures have been established for setting the deadline by which documentation must be made available prior to Board meetings, and the Chairman ensures that each Director is able to contribute effectively to Board discussions.
Before the Board’s approval of the Company’s strategic guidelines, an annual Strategy Day is organized to evaluate and discuss major issues. The Oil-Gas Energy Committee assists the Board in preparing for the event.
The Board’s training and informational activities over the past year have focused on the Board’s duties and responsibilities in the areas of control and risk. The Company also decided to take part in the Global Compact LEAD Board Programme Pilot Phase[8], which is devoted to training Directors on sustainability issues, as Eni actively contributed to the development of the program.
The Board’s most important duties include appointing key management and control personnel, including the Chief Operating Officers, the Officer in charge of preparing financial reports (Financial Reporting Officer) and the Internal Audit Senior Executive Vice President. The Board is supported by the Nomination Committee in performing these duties.

Remuneration policy

Eni’s remuneration policy for its Directors and top management is established in accordance with the recommendations of the Corporate Governance Code and best practices in the field. The Policy seeks to retain with high-level professionals and skilled managers and to align the interests of management with the priority objective of creating value for shareholders over the medium/long-term.
For this purpose, the remuneration of Eni’s top management is established on the basis of the position and the responsibilities assigned, with due consideration given to market benchmarks for similar positions in companies similar to Eni in dimension and complexity. Remuneration is composed of a balanced mix of fixed and variable elements.
Under Eni remuneration policy, considerable importance is given to the variable component, which is linked to the achievement of preset performance and financial targets, business development and operational objectives, also considering the long-term sustainability of the results, in line with the Company’s Strategic Plan.
The variable remuneration of Eni’s executive officers having a greater influence on the business performance is characterized by a significant percentage of long-term incentive components, to be paid at the end of a three-year vesting period to reflect the long-term nature of the business.
With regard to sustainability issues, the CEO objectives set for the incentives which will be paid in 2014, focused also on maintaining Eni’s presence in the main sustainability indexes, as well as the development of the “Integrity Culture” program.
The objectives of the Chief Operating Officers of Eni Divisions and other Managers with strategic responsibilities are assigned on the base of the role and the responsibilities assigned also in terms of health and safety, environmental protection, relations with stakeholders. The remuneration policy is described in the first section of the “Remuneration Report”, available on the Company’s website (www.eni.com) and is presented, on an annual basis, for an advisory vote at the Shareholders Meeting[9].

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Eni Annual Report / Governance

The internal control and risk management system

Eni has adopted an integrated and comprehensive internal control and risk management system based on reporting tools and flows that, involving all Eni personnel, reach all the way up to the Company’s top management. The members of the Board, as well as the members of the other corporate bodies and all Eni personnel, are required to comply with Eni’s Code of Ethics (as part of the Company’s Model 231), which sets out the rules of conduct for the fair and proper management of the Company’s business. In March 2013, Eni adopted a regulatory instrument for the integrated governance of the internal control and risk management system, the guidelines of which, approved by the Board, set out the duties, responsibilities and procedures for coordinating between the primary system actors. For detailed information on Eni’s risk management system, see the section “Risk management”.
An integral part of the Eni internal control system is the internal control system for financial reporting, the objective of which is to provide reasonable certainty of the reliability of financial reporting and the ability of the financial report preparation process to generate such reporting in compliance with generally accepted international accounting standards. Eni’s CEO and Chief Financial Officer (CFO) are responsible for planning, establishing and maintaining the internal control system for financial reporting. The CFO also serves as the officer in charge of preparing financial reports (FRO), who must satisfy specific professional requirements set out in the Eni By-laws.

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Exploration & Production

Key performance indicators
	2011	2012	2013
Employees injury frequency rate	(No. of accidents per million of worked hours)	0.41	0.28	0.14
Contractors injury frequency rate		0.41	0.36	0.26
Fatality index	(No. of fatalities per 100 million of worked hours)	1.83	0.81	-

Net sales from operations (a)	(euro million)	29,121	35,881	31,268
Operating profit		15,887	18,470	14,871
Adjusted operating profit		16,075	18,537	14,646
Adjusted net profit		6,865	7,426	5,952
Capital expenditure		9,435	10,307	10,475
Adjusted ROACE	(%)	17.2	17.6	13.5

Profit per boe (b)	($/boe)	17.0	16.0	15.5
Opex per boe (b)		7.3	7.1	8.3
Cash flow per boe (d)		31.7	32.8	31.9
Finding & Development cost per boe (c) (d)		18.8	17.4	19.2
Average hydrocarbons realizations (d)		72.26	73.39	71.87

Production of hydrocarbons (d)	(kboe/d)	1,581	1,701	1,619
Estimated net proved reserves of hydrocarbons (d)	(mmboe)	7,086	7,166	6,535
Reserves life index (d)	(years)	12.3	11.5	11.1
Organic reserves replacement ratio (d)	(%)	143	147	105

Employees at year end	(number)	10,425	11,304	12,352
of which: outside Italy		6,628	7,371	8,219
Oil spills due to operations (>1 bbl)	(bbl)	2,930	3,015	1,728
Oil spills from sabotage (>1 bbl)		7,657	8,436	5,493
Produced water re-injected	(%)	43	49	55
Direct GHG emissions	(mmtonnes CO2 eq)	23.59	28.46	25.71
of which: from flaring		9.55	9.46	8.48
Community investment	(euro million)	62	59	53

(a) Before elimination of intragroup sales. (b) Consolidated subsidiaries. (c) Three-year average. (d) Includes Eni’s share of equity-accounted entities.

Performance of the year

› In 2013, employees and contractors injury frequency rate continued with a positive trend (down by 48.7% and by 28.8% from 2012, respectively), with a zero fatality index. Eni is engaged in maintaining a high safety standard in each of its operations, in particular the “eni in safety” program in the E&P Division involved more than 1,600 people in Italy and outside Italy.
› Direct greenhouse gas emissions decreased by 9.7% compared to the previous year (down by 10.4% from flaring) due to, in particular, flaring down projects in Nigeria and higher supply to the power plants in Congo (in particular to the CEC power plant, Eni’s interest 20%).
› Oil spills reported a decline from 2012 (down by 42.7% from operations; down by 34.9% from sabotage) and zero blow-outs for the tenth consecutive year.
› Achieved a record result of 55% in re-injection of the produced water. In particular, a water re-injection program is planned in the Nigerian onshore for the next years.
› In 2013 the E&P Division reported a decline of euro 1,474 million, or 20% from 2012 in adjusted net profit due to extraordinary disruptions in particular in Libya, Nigeria and Algeria. Cash generation was strong with $30 per barrel due to our low cost position.

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› In 2013, oil and natural gas production of 1,619 kboe/day declined by 4.8% from 2012 mainly due to geopolitical factors. The contribution of the start-ups/ramp-ups was partly offset by the effects of planned facility downtimes and technical problems, as well as mature field declines.
› Estimated net proved reserves at December 31, 2013 amounted to 6.54 bboe based on a reference Brent price of $108 per barrel.
The organic reserves replacement ratio was 105% with a reserves life index of 11.1 years (11.5 years in 2012).

Portfolio optimization

› Concluded the sale of a 20% interest in Area 4 operated by Eni and located in Mozambique to Chinese partner CNPC, for a total consideration of euro 3.4 billion. This operation has ensured an anticipated monetization of future cash flow expected from asset development. CNPC’s entrance into Area 4 is strategically significant for the project because of the worldwide importance of the company in the upstream and downstream sectors.
› Divested to certain Gazprom subsidiaries a 60% interest in Artic Russia, the subsidiary owing a 49% stake of Severenergia, which holds four licenses for the exploration and production of hydrocarbons in Russia. On January 15, 2014, the consideration for the disposal equal to euro 2.2 billion was cashed in.
› Awarded the exploration licenses in emerging basins which represent new frontiers in oil and gas exploration activity such as Vietnam, Myanmar and Greenland, in the high potential areas such as Cyprus, Russian offshore and Kenya, as well as legacy areas such as Australia, Indonesia, China, Congo, Egypt and Norway.

Exploration activity

In 2013 exploration activity reported a successful performance, with approximately 1.8 bboe of discovered resources at an average competitive cost of $1.2 per barrel:
› Exploration campaign of the year in Mozambique, in the offshore of the Rovuma basin in the Area 4 (Eni operator with a 50% interest), regarded the appraisal of the Mamba and Coral discoveries and a new prospect in the Southern section of Area 4, with Agulha discovery. Management estimates that Area 4 may contain up to 2,650 billion cubic meters of gas in place.
› Recent appraisal of the Sankofa East discovery in the Offshore Cape Three Points license (Eni operator with a 47.22% interest), in Ghana, confirming high oil potential of the western part of the area. The total potential of the Sankofa East oil discovery is estimated at approximately 450 million barrels of oil in place with recoverable reserves up to 150 million barrels.
› Oil Skavl discovery (Eni’s interest 30%) in the Barents Sea in Norway confirmed an extraordinarily high potential of the area, in addition to the recent oil and gas Skrugard and Havis discoveries. The total recoverable resources are estimated at over 500 million barrels at 100% and are planned to be put in production by means of fast-track synergic development.
› Recent discoveries and appraisal activities in the Marine XII Block (Eni operator with 65%) in Congo achieved the mineral potential of the area to 2.5 billion boe in place.
› Further exploration successes of the year were reported in Australia, Angola, Egypt, Norway and Pakistan where existing facilities ensure to reduce time-to-market and costs.
› Achieved a strategic cooperation agreement with Rosnfet for exploration activities in the Russian offshore (Fedynsky and Central Barents licenses) where seismic surveys started, and in the Black Sea (Western Chernomorsky license).
› Signed an agreement with Quicksilver for joint exploration and development of unconventional oil reservoirs (shale oil), located in onshore of the United States. In particular, Eni will participate with a 50% interest.
› In 2013 exploration expenditure amounted to euro 1,669 million. In the year 53 new exploratory wells (27.8 net to Eni) were completed with an overall commercial success rate of 36.9% (38.5% net to Eni). In addition 129 exploratory wells drilled are in progress at year end (55 net to Eni).

Sustainability and portfolio developments

› Developed a training program in the field of human rights for staff, in particular employed in the security area, at Eni’s subsidiaries in Indonesia and Algeria. The activities involved totally approximately 200 employees in the Jakarta and Borneo area, as well as Algeri.
This Eni’s program is a part of a multi-year project presented at Global Compact Leaders Summit in September 2013.
› In 2013 the community investment amounted to euro 53 million (euro 59 million in 2012). Eni's commitment to "access to energy" progresses in Congo and Nigeria.
› Achieved start-up of the accelerated early production of the giant Junin 5 oil field (Eni’s interest 40%) in the Orinoco Belt, with 35 bbbl of certified heavy oil in place. Early production of the first phase is expected to reach a plateau of 75 kbbl/d by the end of 2015.
› In line with production plans, in addition to the above mentioned Junin 5, the MLE-CAFC (Eni’s interest 75%) and El Merk (Eni’s interest 12.25%) fields in Algeria, the liquefaction plant Angola LNG (Eni’s interest 13.6%) and other projects in Egypt, Nigeria, Norway and the United Kingdom have been started-up as well as 7 main FIDs were sanctioned. The start-up of new fields and continuing production ramp-ups contributed with 140 kboe/day of new production.

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› Development expenditure was euro 8,580 million (up by 3.3% from 2012) to fuel the growth of major projects particularly in Norway, the United States, Angola, Congo, Italy, Nigeria, Kazakhstan, Egypt and the United Kingdom.
› In 2013 overall R&D expenditure of the Exploration & Production Division amounted to euro 87 million (euro 94 million in 2012).

Reserves

Overview
The Company has adopted comprehensive classification criteria for the estimate of proved, proved developed and proved undeveloped oil and gas reserves in accordance with applicable US Securities and Exchange Commission (SEC) regulations, as provided for in Regulation S-X, Rule 4-10. Proved oil and gas reserves are those quantities of liquids (including condensates and natural gas liquids) and natural gas which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs, under existing economic conditions, operating methods, and government regulations prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain.
Oil and natural gas prices used in the estimate of proved reserves are obtained from the official survey published by Platt’s Marketwire, except when their calculation derives from existing contractual conditions. Prices are calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period. Prices include consideration of changes in existing prices provided only by contractual arrangements.

Engineering estimates of the Company’s oil and gas reserves are inherently uncertain. Although authoritative guidelines exist regarding engineering criteria that have to be met before estimated oil and gas reserves can be designated as “proved”, the accuracy of any reserve estimate is a function of the quality of available data and engineering and geological interpretation and evaluation. Consequently, the estimated proved reserves of oil and natural gas may be subject to future revision and upward and downward revisions may be made to the initial booking of reserves due to analysis of new information.

Proved reserves to which Eni is entitled under concession contracts are determined by applying Eni’s share of production to total proved reserves of the contractual area, in respect of the duration of the relevant mineral right. Proved reserves to which Eni is entitled under PSAs are calculated so that the sale of production entitlements should cover expenses incurred by the Group to develop a field (Cost Oil) and on the Profit Oil set contractually (Profit Oil). A similar scheme applies to buyback and service contracts.	Reserves Governance
Eni retains rigorous control over the process of booking proved reserves, through a centralized model of reserves governance. The Reserves Department of the Exploration & Production Division is entrusted with the task of: (i) ensuring the periodic certification process of proved reserves; (ii) continuously updating the Company’s guidelines on reserves evaluation and classification and the internal procedures; and (iii) providing training of staff involved in the process of reserves estimation. Company guidelines have been reviewed by DeGolyer and MacNaughton (D&M), an independent petroleum engineering company, which has stated that those guidelines comply with the SEC rules[1].
D&M has also stated that the Company guidelines provide reasonable interpretation of facts and circumstances in line with generally accepted practices in the industry whenever SEC rules may be less precise. When participating in exploration and production activities operated by other entities, Eni estimates its share of proved reserves on the basis of the above guidelines.
The process for estimating reserves, as described in the internal procedure, involves the following roles and responsibilities: (i) the business unit managers (geographic units) and Local Reserves Evaluators (LRE) are in charge with estimating and classifying gross reserves including assessing production profiles, capital expenditure, operating expenses and costs related to asset retirement obligations; (ii) the petroleum engineering department at the head office verifies the production profiles of such properties where significant changes have occurred; (iii) geographic area managers verify the commercial conditions and the progress of the projects; (iv) the Planning and Control Department provides the economic evaluation of reserves; (v) the Reserves Department, through the Division Reserves Evaluators (DRE), provides independent reviews of fairness and correctness of classifications carried out by the above mentioned units and aggregates worldwide reserves data.
The head of the Reserves Department attended the “Politecnico di Torino” and received a Master of Science degree in Mining Engineering in 1985. She has more than 25 years of experience in the oil and gas industry and more than 15 years of experience in evaluating reserves.
Staff involved in the reserves evaluation process fulfils the professional qualifications requested and maintains the highest level of independence, objectivity and confidentiality in accordance with professional ethics. Reserves Evaluators qualifications comply with international standards defined by the Society of Petroleum Engineers.

(1) The reports of independent engineers are available on Eni website eni.com section Publications/Annual Report 2009.

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Eni Annual Report / Operating Review

Reserves independent evaluation
Since 1991, Eni has requested qualified independent oil engineering companies[2] to carry out an independent evaluation of part of its proved reserves on a rotational basis. The description of qualifications of the persons primarily responsible for the reserves audit is included in the third party audit report[3]. In the preparation of their reports, independent evaluators rely, without independent verification, upon information furnished by Eni with respect to property interests, production, current costs of operations and development, sale agreements, prices and other factual information and data that were accepted as represented by the independent evaluators. These data, equally used by Eni in its internal process, include logs, directional surveys, core and PVT (Pressure Volume Temperature) analysis, maps, oil/gas/water production/injection data of wells, reservoir studies, technical analysis relevant to field performance, development plans, future capital and operating costs.
In order to calculate the economic value of Eni’s equity reserves,	actual prices applicable to hydrocarbon sales, price adjustments required by applicable contractual arrangements and other pertinent information are provided by Eni to third party evaluators.
In 2013 Ryder Scott Company and DeGolyer and MacNaughton[3] provided an independent evaluation of approximately 30% of Eni’s total proved reserves at December 31, 2013[4], confirming, as in previous years, the reasonableness of Eni internal evaluation.
In the 2011-2013 three year period, 92% of Eni total proved reserves were subject to an independent evaluation. As at December 31, 2013, the main Eni properties not subjected to independent evaluation in the last three years were M’Boundi (Congo) and Elgin Franklin (United Kingdom).

Movements in estimated net proved reserves
Eni’s estimated proved reserves were determined taking into account Eni’s share of proved reserves of equity-accounted entities. Movements in Eni’s 2013 estimated proved reserves were as follows:

i

(mmboe)	Consolidated subsidiaries	Equity-accounted entities	Total
Estimated net proved reserves at December 31, 2012		5,667	1,499		7,166

Extensions, discoveries and other additions, revisions of previous estimates, improved recovery and other factors, excluding price effect	607			607
Price effect	14			14

Reserve additions, total		621			621
Sales of minerals-in-place		(13)	(652)		(665)
Purchase of minerals-in-place		4			4
Production of the year		(571)	(20)		(591)

Estimated net proved reserves at December 31, 2013		5,708	827		6,535

Organic reserves replacement ratio (%)					105

Additions to proved reserves booked in 2013 were 621 mmboe and derived from: (i) revisions of previous estimates were up 508 mmboe mainly reported in Congo, Iraq, Australia and Nigeria; (ii) extensions, discoveries and other factors were 108 mmboe, with major increases booked in Angola, Indonesia and the United States; (iii) improved recovery were 5 mmboe reported particularly in Nigeria.
Price effects were negligible, leading to an upward revision of 14 mmboe, due to a lowered Brent price used in the reserve estimation process down to $108 per barrel in 2013 compared to $111 per barrel in 2012.
Sales of mineral-in-place related to the divestment of assets in Russia (652 mmboe) and the United Kingdom (13 mmboe).	Acquisitions referred to interests in assets located in Egypt (4 mmboe).
In 2013 Eni achieved an organic reserves replacement ratio[5] of 105%. Reserves life index was 11.1 years (11.5 years in 2012).

Proved undeveloped reserves
Proved undeveloped reserves as of December 31, 2013 totaled 3,108 mmboe, of which 1,361 mmboe of liquids mainly concentrated in Africa and Kazakhstan and 9,592 bcf of natural gas mainly located in Africa and Venezuela. Proved undeveloped reserves of consolidated subsidiaries amounted to 1,248 mmbbl of liquids and 5,900 bcf of natural gas.
In 2013, total proved undeveloped reserves decreased by 542 mmboe due to disposal made in Russia as well as upwards and

(2) From 1991 to 2002, DeGolyer and MacNaughton; from 2003, also Ryder Scott.
(3) The reports of independent engineers are available on Eni website eni.com section Publications/Annual Report 2013.
(4) Includes Eni’s share of proved reserves of equity accounted entities.
(5) Organic ratio of changes in proved reserves for the year resulting from revisions of previously reported reserves, improved recovery, extensions and discoveries, to production for the year. All sources ratio includes sales or purchases of minerals in place. A ratio higher than 100% indicates that more proved reserves were added than produced in a year. The Reserves Replacement Ratio is not an indicator of future production because the ultimate development and production of reserves is subject to a number of risks and uncertainties. These include the risks associated with the successful completion of large-scale projects, including addressing ongoing regulatory issues and completion of infrastructure, as well as changes in oil and gas prices, political risks and geological and environmental risks.

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downwards revisions related to contractual and technical review.
During 2013, Eni converted 337 mmboe of proved undeveloped reserves to proved developed reserves due to development activities, production start-ups and revisions. The main reclassifications to proved developed reserves are related to the following fields/projects: Kashagan (Kazakhstan), CAFC-MLE and Block 208 (Algeria), Jasmine (United Kingdom) and Zubair (Iraq).
In 2013, capital expenditure amounted to approximately euro 2 billion and was made to progress the development of proved undeveloped reserves.
Reserves that remain proved undeveloped for five or more years are a result of several physical factors that affect the timing of the projects development and execution, such as the complex nature of the development project in adverse and remote locations, physical limitations of infrastructures or plant capacity and contractual limitations that establish production levels. The Company estimates that approximately 0.8 bboe of proved undeveloped reserves have remained undeveloped for five years or more with respect to the balance sheet date, mainly related to: (i) the Kashagan project in Kazakhstan (0.4 bboe) residual after the start-up of Phase 1 development (Experimental Program) following the completion of the facilities and the drilling campaign (for more details regarding this project please refer to “Main exploration and development projects-Kashagan”); (ii) some Libyan gas fields (0.3 bboe) where development completion and production start-up are planned according to the delivery obligations set	forth in a long-term gas supply agreement currently in force.
In order to secure fulfillment of the contractual delivery quantities, Eni will implement phased production start-up from the relevant fields, which are expected to be put in production over the next several years; and (iii) other minor projects where development activities are progressing.

Delivery commitments
Eni sells crude oil and natural gas from its producing operations under a variety of contractual obligations. Some of these contracts, mostly relating to natural gas, specify the delivery of fixed and determinable quantities.
Eni is contractually committed under existing contracts or agreements to deliver in the next three years mainly natural gas to third parties for a total of approximately 348 mmboe from producing assets located mainly in Algeria, Australia, Egypt, Libya, Nigeria and Norway.
The sales contracts contain a mix of fixed and variable pricing formulas that are generally referenced to the market price for crude oil, natural gas or other petroleum products. Management believes it can satisfy these contracts from quantities available from production of the Company’s proved developed reserves and supplies from third parties based on existing contracts. Production will account for approximately 75% of delivery commitments.
Eni has met all contractual delivery commitments as of December 31, 2013.

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Estimated net proved hydrocarbons reserves
Liquids (mmbbl)	Natural gas (bcf)	Hydrocarbons (mmboe)	Liquids (mmbbl)	Natural gas (bcf)	Hydrocarbons (mmboe)	Liquids (mmbbl)	Natural gas (bcf)	Hydrocarbons (mmboe)
Consolidated subsidiaries	2011	2012	2013

Italy	259	2,491	707	227	1,633	524	220	1,532	499
Developed	184	1,977	540	165	1,325	406	177	1,266	408
Undeveloped	75	514	167	62	308	118	43	266	91
Rest of Europe	372	1,425	630	351	1,317	591	330	1,247	557
Developed	195	995	374	180	925	349	179	904	343
Undeveloped	177	430	256	171	392	242	151	343	214

North Africa	917	6,190	2,031	904	5,558	1,915	830	5,231	1,783
Developed	622	3,070	1,175	584	2,720	1,080	561	2,432	1,003
Undeveloped	295	3,120	856	320	2,838	835	269	2,799	780
Sub-Saharan Africa	670	1,949	1,021	672	2,061	1,048	723	2,374	1,155
Developed	483	1,437	742	456	1,429	716	465	1,295	701
Undeveloped	187	512	279	216	632	332	258	1079	454

Kazakhstan	653	1,648	950	670	2,038	1,041	679	1,957	1,035
Developed	215	1,480	482	203	1,401	458	295	1,488	566
Undeveloped	438	168	468	467	637	583	384	469	469
Rest of Asia	106	685	230	82	562	184	128	744	263
Developed	34	528	129	41	372	108	38	286	90
Undeveloped	72	157	101	41	190	76	90	458	173

America	132	590	238	154	449	236	147	509	240
Developed	92	385	162	109	334	170	96	310	153
Undeveloped	40	205	76	45	115	66	51	199	87
Australia and Oceania	25	604	133	24	572	128	22	848	176
Developed	25	491	112	24	459	107	20	561	123
Undeveloped		113	21		113	21	2	287	53
Total consolidated subsidiaries	3,134	15,582	5,940	3,084	14,190	5,667	3,079	14,442	5,708
Developed	1,850	10,363	3,716	1,762	8,965	3,394	1,831	8,542	3,387
Undeveloped	1,284	5,219	2,224	1,322	5,225	2,273	1,248	5,900	2,321
Equity-accounted entities

Rest of Europe		2
Developed
Undeveloped		2

North Africa	17	20	21	17	16	20	16	15	19
Developed	16	17	19	17	16	20	16	15	19
Undeveloped	1	3	2
Sub-Saharan Africa	22	338	83	16	353	81	15	330	75
Developed	4	4	4
Undeveloped	18	334	79	16	353	81	15	330	75

Rest of Asia	110	3,033	656	114	3,043	668	1	28	7
Developed		24	5	8	402	82		14	3
Undeveloped	110	3,009	651	106	2,641	586	1	14	4

America	151	1,307	386	119	3,355	730	116	3,353	726
Developed	25	8	26	19	6	20	19	5	18
Undeveloped	126	1,299	360	100	3,349	710	97	3,348	708
Total equity-accounted entities	300	4,700	1,146	266	6,767	1,499	148	3,726	827
Developed	45	53	54	44	424	122	35	34	40
Undeveloped	255	4,647	1,092	222	6,343	1,377	113	3,692	787

Total including equity-accounted entities	3,434	20,282	7,086	3,350	20,957	7,166	3,227	18,168	6,535
Developed	1,895	10,416	3,770	1,806	9,389	3,516	1,866	8,576	3,427
Undeveloped	1,539	9,866	3,316	1,544	11,568	3,650	1,361	9,592	3,108

Contents

Eni Annual Report / Operating Review

Oil and natural gas production

In 2013, Eni’s liquids and gas production of 1,619 kboe/d declined by 4.8% from the 2012, reflecting significant force majeure events in particular in Libya, Nigeria and Algeria, which considerably impacted the production level and the disposals made in the first half of 2012, while it was partially helped by the performance of the Elgin-Franklin field (Eni’s interest 21.87%) in the United Kingdom, operated by another oil major, which was off line in 2012 due to a gas leak. The contribution of the new fields’ start-ups and continuing production ramp-ups mainly in Algeria and Egypt partly offset the effects of planned facility downtimes and technical problems, in the North Sea and in the Gulf of Mexico respectively, as well as mature field declines. The share of oil and natural gas produced outside Italy was 89% (89% in 2012).

Liquids production (833 kbbl/d) decreased by 49 kbbl/d or 5.6% from the previous year, driven mainly by lower production in Libya and Nigeria, planned and extraordinary downtimes and mature field declines. These negatives were partly offset by new field start-ups and production ramp-ups mainly in: (i) Algeria, following the start-up of the MLE-CAFC (Eni’s interest 75%) and the El Merk (Eni’s interest 12.25%) projects; (ii) Egypt, following the ramp-up of Meleiha area (Eni’s interest 76%); and (iii) Iraq, due to increased production at the Zubair field (Eni’s interest 41.6%).

Natural gas production (4,320 mmcf/d) reported a decline of 181 mmcf/d from the 2012 (down by 3.9%). The lower production in Nigeria, planned and extraordinary downtimes and mature field declines were partially offset by the contribution of new field start-ups and ramp-ups of the year, mainly in Algeria and the United Kingdom following the start-up of Jasmine field (Eni’s interest 33%).	Oil and gas production sold amounted to 555.3 mmboe. The 35.7 mmboe difference over production (591 mmboe) reflected mainly volumes of natural gas consumed in operations (30 mmboe). Approximately 60% of liquids production sold (299.5 mmbbl) was destined to Eni’s Refining & Marketing Division (of which 25% was processed in Eni’s refinery). About 27% of natural gas production sold (1,405 bcf) was destined to Eni’s Gas & Power Division.

In 2013 oil spills from operations and sabotage reported a decrease compared to the previous year, amounting to 42.7% and 34.9%, respectively. Oil spills were concentrated mainly in Nigeria, due to disruptions and force majeure events reported during the year. In particular, a pilot project was launched to identify a technology which can be used to oppose at the illegal bunkering. Eni continues to promote operations aimed at raising safety standards and at ensuring efficient operations management.

Productive wells

In 2013 oil and gas productive wells were 8,697 (3,424.4 of which represented Eni’s share). In particular, oil productive wells were 6,099 (2,217.4 of which represented Eni’s share); natural gas productive wells amounted to 2,598 (1,207 of which represented Eni’s share).
The following table shows the number of productive wells in the year indicated by the Group and its equity-accounted entities in accordance with the requirements of FASB Extractive Activities - oil&gas (Topic 932).

Productive oil and gas wells (a)
2013

Oil wells	Natural gas wells

(units)	Gross	Net	Gross	Net

Italy	240.0	194.1	615.0	531.5
Rest of Europe	415.0	60.8	182.0	90.2
North Africa	1,590.0	820.4	199.0	85.8
Sub-Saharan Africa	2,908.0	585.9	339.0	25.5
Kazakhstan	104.0	29.7
Rest of Asia	644.0	417.3	897.0	341.6
America	191.0	105.4	352.0	129.1
Australia and Oceania	7.0	3.8	14.0	3.3
	6,099.0	2,217.4	2,598.0	1,207.0

(a) Includes 2,162 gross (761.2 net) multiple completion wells (more than one producing into the same well bore). Productive wells are producing wells and wells capable of production. One or more completions in the same bore hole are counted as one well.

Contents

Eni Annual Report / Operating Review

Oil and natural gas production (a)
Liquids (kbbl/d)	Natural gas (mmcf/d)	Hydrocarbons (kboe/d)	Liquids (kbbl/d)	Natural gas (mmcf/d)	Hydrocarbons (kboe/d)	Liquids (kbbl/d)	Natural gas (mmcf/d)	Hydrocarbons (kboe/d)
Consolidated subsidiaries	2011	2012	2013

Italy	64	674.3	186	63	695.1	189	71	630.2	186
Rest of Europe	120	537.9	216	95	458.4	178	77	429.6	155
Croatia		29.9	5		25.4	5		43.0	8
Norway	80	284.0	131	74	289.6	126	60	250.5	106
United Kingdom	40	224.0	80	21	143.4	47	17	136.1	41

North Africa	204	1,265.1	432	267	1,728.2	581	248	1,668.7	551
Algeria	69	19.0	72	71	40.1	78	73	81.6	88
Egypt	91	800.7	236	88	805.9	235	93	734.6	227
Libya	36	423.2	112	101	863.5	258	76	836.7	228
Tunisia	8	22.2	12	7	18.7	10	6	15.8	8
Sub-Saharan Africa	275	506.1	366	245	534.3	343	242	481.7	329
Angola	92	32.8	98	78	34.8	85	79	32.7	84
Congo	87	119.1	108	82	120.5	104	90	161.8	120
Nigeria	96	354.2	160	85	379.0	154	73	287.2	125

Kazakhstan	64	231.0	106	61	221.7	102	61	213.5	100
Rest of Asia	33	404.4	106	41	390.1	112	43	354.7	108
China	7	5.0	8	8	4.4	9	7	3.4	8
India		19.6	4		10.5	2		7.2	1
Indonesia	1	58.6	12	1	58.9	12	1	55.0	11
Iran	6		6	3		3	4		4
Iraq	7		7	18		18	22		22
Pakistan	1	321.2	58	1	310.4	57		283.1	52
Turkmenistan	11		11	10	5.9	11	9	6.0	10

America	55	334.0	115	72	283.5	124	61	244.5	106
Ecuador	7		7	25		25	13		13
Trinidad & Tobago		56.7	10		58.5	11		58.6	11
United States	48	277.3	98	47	225.0	88	48	185.9	82

Australia and Oceania	11	97.8	28	18	100.8	37	10	110.4	30
Australia	11	97.8	28	18	100.8	37	10	110.4	30
	826	4,050.6	1,555	862	4,412.1	1,666	813	4,133.3	1,565
Equity-accounted entities

Angola	3	1.9	4	2	4.4	2		14.2	3
Brazil	1		1	2		2
Indonesia	1	25.7	6	1	26.0	6	1	24.2	5
Russia				2	52.4	11	5	141.6	31
Tunisia	5	6.4	6	4	5.3	5	4	5.5	5
Ukraine					0.5
Venezuela	9		9	9		9	10	0.8	10
	19	34.0	26	20	88.6	35	20	186.3	54

Total	845	4,084.6	1,581	882	4,500.7	1,701	833	4,319.6	1,619

(a) Includes volumes of gas consumed in operations (451, 383 and 321 mmcf/d in 2013, 2012 and 2011, respectively).

Contents

Eni Annual Report / Operating Review

Drilling

Exploration
In 2013, a total of 53 new exploratory wells were drilled (27.8 of which represented Eni’s share), as compared to 60 exploratory wells drilled in 2012 (34.1 of which represent Eni’s share) and 56 exploratory wells drilled in 2011 (28 of which represented Eni’s share).
The following tables show the number of net productive, dry and in progress exploratory wells in the years indicated by the Group and its equity-accounted entities in accordance with the requirements of FASB Extractive Activities - oil&gas (Topic 932).
The overall commercial success rate was 36.9% (38.5% net to Eni) as compared to 40% (40.8% net to Eni) in 2012 and 42% (38.6% net to Eni) in 2011.

Development
In 2013 a total of 463 development wells were drilled (187.2 of which represented Eni’s share) as compared to 351 development wells drilled in 2012 (163.6 of which represented Eni’s share) and 407 development wells drilled in 2011 (186.1 of which represented Eni’s share).
The drilling of 130 wells (45 of which represented Eni’s share) is currently underway.
The following tables show the number of net productive, dry and in progress development wells in the years indicated by the Group and its equity-accounted entities in accordance with the requirements of FASB Extractive Activities - oil&gas (Topic 932).

Exploratory Well Activity
Net wells completed	Wells in progress at Dec. 31 (a)

2011	2012	2013	2013

(units)	Productive	Dry (b)	Productive	Dry (b)	Productive	Dry (b)	Gross	Net

Italy			1.0				5.0	3.4
Rest of Europe	0.3	0.7	1.0	1.0		3.4	17.0	6.2
North Africa	6.2	3.4	6.3	11.3	4.9	5.4	14.0	9.8
Sub-Saharan Africa	0.6	2.6	4.5	5.1	3.2	6.6	60.0	24.3
Kazakhstan				0.8		0.4	6.0	1.1
Rest of Asia	0.2	7.6	0.5	0.6	4.3	2.7	21.0	8.2
America	2.5			0.1	0.2	1.2	4.0	1.2
Australia and Oceania		1.4		0.4		0.5	2.0	0.8
	9.8	15.7	13.3	19.3	12.6	20.2	129.0	55.0

Development Well Activity
Net wells completed	Wells in progress at Dec. 31

2011	2012	2013	2013

(units)	Productive	Dry (b)	Productive	Dry (b)	Productive	Dry (b)	Gross	Net

Italy	25.3		18.0	1.0	7.4	1.0	3.0	3.0
Rest of Europe	3.3	0.3	2.9	0.6	6.3		31.0	5.9
North Africa	55.9	1.1	46.0	1.6	61.6	3.3	20.0	11.3
Sub-Saharan Africa	28.2	1.0	27.4	0.3	26.3	1.2	20.0	5.1
Kazakhstan	1.3		1.4		0.3		17.0	3.1
Rest of Asia	39.2	2.5	41.2	0.1	61.7	4.3	26.0	11.4
America	27.6		23.1		13.8		12.0	4.8
Australia and Oceania	0.4						1.0	0.4
	181.2	4.9	160.0	3.6	177.4	9.8	130.0	45.0

(a) Includes temporary suspended wells pending further evaluation.
(b) A dry well is an exploratory, development, or extension well that proves to be incapable of producing either oil or gas sufficient quantities to justify completion as an oil or gas well.

Acreage

As of December 31, 2013, Eni’s mineral right portfolio consisted of 976 exclusive or shared rights for exploration and development in 42 Countries on five continents for a total acreage of 276,256 square kilometers net to Eni of which developed acreage of 41,538 square kilometers and undeveloped acreage of 234,718 square kilometers net to Eni.
In 2013, changes in total net acreage mainly derived from: (i) new leases mainly in Cyprus, Kenya, Greenland, Norway,

Russia and Vietnam for a total acreage of approximately 48,000 square kilometers; (ii) the total relinquishment of licenses mainly in Angola, China, Congo, Egypt, Poland, Russia, Timor Leste, the United States and the United Kingdom, covering an acreage of approximately 15,000 square kilometers; (iii) partial relinquishment or interest reduction in Congo, Indonesia, Mozambique and Timor Leste for approximately 6,000 square kilometers.

Contents

Eni Annual Report / Operating Review

Oil and natural gas interests
December 31, 2012	December 31, 2013

Total net acreage (a)	Number of interest	Gross developed acreage (a) (b)	Gross undeveloped acreage (a)	Total gross acreage (a)	Net developed acreage (a) (b)	Net undeveloped acreage (a)	Total net acreage (a)

EUROPE	27,423	264	16,170	40,753	56,923	10,907	26,111	37,018
Italy	17,556	151	10,663	10,815	21,478	8,948	8,334	17,282
Rest of Europe	9,867	113	5,507	29,938	35,445	1,959	17,777	19,736
Cyprus		3		12,523	12,523		10,018	10,018
Croatia	987	2	1,975		1,975	987		987
Norway	2,676	57	2,264	9,302	11,566	346	3,433	3,779
Poland	1,968	2		969	969		969	969
Ukraine	1,941	12	50	3,840	3,890	30	1,911	1,941
United Kingdom	914	34	1,218	223	1,441	596	42	638
Other Countries	1,381	3		3,081	3,081		1,404	1,404
AFRICA	142,796	280	66,341	185,574	251,915	20,131	116,965	137,096
North Africa	21,390	116	32,560	14,334	46,894	14,150	6,262	20,412
Algeria	1,232	42	3,223	187	3,410	1,148	31	1,179
Egypt	4,590	53	4,926	5,460	10,386	1,778	1,887	3,665
Libya	13,294	10	17,947	8,687	26,634	8,950	4,344	13,294
Tunisia	2,274	11	6,464		6,464	2,274		2,274
Sub-Saharan Africa	121,406	164	33,781	171,240	205,021	5,981	110,703	116,684
Angola	6,079	71	6,498	14,991	21,489	802	3,641	4,443
Congo	5,035	28	1,835	2,890	4,725	1,017	2,108	3,125
Democratic Republic of Congo	263	1		478	478		263	263
Gabon	7,615	6		7,615	7,615		7,615	7,615
Ghana	1,885	2		4,676	4,676		1,664	1,664
Kenya	35,724	4		46,410	46,410		38,930	38,930
Liberia	2,036	3		7,365	7,365		1,841	1,841
Mozambique	9,069	1		10,207	10,207		5,103	5,103
Nigeria	7,646	41	25,448	10,838	36,286	4,162	3,484	7,646
Togo	6,192	2		6,192	6,192		6,192	6,192
Other Countries	39,862	5		59,578	59,578		39,862	39,862
ASIA	58,042	70	19,013	168,024	187,037	6,650	72,664	79,314
Kazakhstan	869	6	2,391	2,542	4,933	442	427	869
Rest of Asia	57,173	64	16,622	165,482	182,104	6,208	72,237	78,445
China	10,495	8	76	5,130	5,206	19	5,130	5,149
India	6,208	11	206	16,546	16,752	109	6,058	6,167
Indonesia	19,734	13	3,220	25,779	28,999	1,218	17,991	19,209
Iran	820	4	1,456		1,456	820		820
Iraq	352	1	1,074		1,074	446		446
Pakistan	10,533	18	10,390	17,731	28,121	3,396	6,939	10,335
Russia	1,469	3		62,592	62,592		20,862	20,862
Timor Leste	4,118	1		1,538	1,538		1,230	1,230
Turkmenistan	200	1	200		200	200		200
Vietnam		3		21,566	21,566		10,783	10,783
Other Countries	3,244	1		14,600	14,600		3,244	3,244
AMERICA	9,075	348	4,809	15,268	20,077	3,141	6,065	9,206
Ecuador	1,985	1	1,985		1,985	1,985		1,985
Greenland		1		2,630	2,630		920	920
Trinidad & Tobago	66	1	382		382	66		66
United States	4,632	331	1,640	5,089	6,729	822	3,021	3,843
Venezuela	1,066	6	802	2,002	2,804	268	798	1,066
Other Countries	1,326	8		5,547	5,547		1,326	1,326
AUSTRALIA AND OCEANIA	13,834	14	1,140	22,436	23,576	709	12,913	13,622
Australia	13,796	14	1,140	22,436	23,576	709	12,913	13,622
Other Countries	38

Total	251,170	976	107,473	432,055	539,528	41,538	234,718	276,256

(a) Square kilometers.
(b) Developed acreage refers to those leases in which at least a portion of the area is in production or encompasses proved developed reserves.

Contents

Eni Annual Report / Operating Review

Main exploration
and development projects

Italy

In the Val d’Agri concession (Eni’s interest 60.77%) the development plan is ongoing as agreed with the Basilicata Region in 1998: (i) the construction of a new gas treatment unit progressed, aiming at improving the environmental performance of the treatment unit and achieving a production capacity of 104 kbbl/d; (ii) start-up of Alli 2 producing well; (iii) the Environmental Monitoring Plan is ongoing and represents an environmental protection excellence. Eni implemented an environmental protection standard by means of the Action Plan for Biodiversity in Val d'Agri launched in 2008 and aimed to reduce impacts of associated operations; (iv) continuing improvement and maintenance activities progressed to optimize environmental and production performance of the field.
Other main development activities concerned the maintenance and production optimization at the fields located in the Adriatic offshore and onshore area in Sicily as well as the upgrading of compression and hydrocarbon treatment facilities at the production platforms of the Barbara field.

Rest of Europe

Norway Exploration activities yielded positive results in the: (i) PL 532 license (Eni’s interest 30%) with the oil and gas Skavl discovery, in addition to the recent oil and gas discoveries of Skrugard and Havis. The total recoverable resources of PL 532 license are estimated at over 500 million barrels at 100% and are planned to be put in production by means of fast-track synergic development; (ii) PL 479 license (Eni’s interest 19.6%) with the Smørbukk near field gas and condensates discovery that will leverage on the synergies with the existing production facilities.
During the year, Eni was awarded the operatorship and a 40% interest in the PL 717, PL 712, PL 716 and PL 697 (Eni’s interest 65%) exploration licenses, as well as a 30% stake in the PL 696 and 714 licenses.
The Skuld field (Eni’s interest 11.5%) started up with a production of approximately 30 kboe/d (approximately 4 kboe/d net to Eni).
Development activities progressed at the Goliat field (Eni operator with a 65% interest) in the Barents Sea. Start-up is expected by the end of 2014, with a production plateau at approximately 56 kboe/d net to Eni in 2015.
In 2013 the implementation of oil spill contingency and response was progressed by means of the development of techniques and methodologies to support the oil spill preparedness program which already has been acknowledged by the Norwegian Authorities as the reference standard for all future development projects in the Arctic.
The project was launched by Eni and involved other oil companies operating in the oil and gas exploration in the Barents Sea as well as the Norwegian Clean Seas Association for Operating Companies (NOFO) and International Research Institutes. These results were presented at the Norwegian
Environmental Agency, at the local administrations and at all stakeholders and reaffirmed that the Goliat project is characterized by a well-advance emergency system for the management of an oil spill, in terms of organization, consolidation of the emergency apparatus, as well as equipment and technology development. Activities are expected to be completed in 2014.
Other ongoing activities aimed at maintaining and optimizing production at the Ekofisk field (Eni’s interest 12.39%) by means of drilling of infilling wells, upgrading of existing facilities and optimization of water injection. The development of the South Area was completed in the year.

United Kingdom Within its strategy of portfolio optimization, Eni finalized the disposal of 19 development/production fields and 11 exploration licenses.
Production started at the oil and gas Jasmine field (Eni’s interest 33%), with the installation activities and linkage to productive and treatment facilities. A peak of approximately 117 kbbl/d (approximately 39 kbbl/d net to Eni) is expected in 2014.
Other development activities concerned the West Franklin field (Eni’s interest 21.87%) with the construction and installation of production platforms and linkage to nearby treatment facilities. Start-up is expected at the end of 2014.

North Africa

Algeria In the year, production started at the MLE-CAFC (Eni’s interest 75%) and El Merk (Eni 12.25%) fields. The natural gas treatment plant of the MLE-CAFC project has a production and export capacity of approximately 320 mmcf/d of gas, 15 kbbl/d of oil and condensates and 12 kbbl/d of LPG. Four export pipelines link it to the national grid system. The integrated project MLE-CAFC targets a production plateau of approximately 33 kboe/d net to Eni by 2017. The El Merk field started up with the construction of a gas treatment plant for approximately 600 mmcf/d, two oil trains for 65 kbbl/d each and three export pipelines linked to the local network. Production peak of 18 kboe/d net to Eni is expected in 2015.
In 2013 production activities at the Blocks 403 a/d (Eni’s interest 100%) and 403 (Eni’s interest 50%) used technical synergies of R&D Integrated Operations program leveraging on the Centre of Excellence for Electrical Submersible Pump (ESP). In particular, leveraging on the real time analysis of performance data at the producing well, operations were performed in time to avoid possible disruptions, with cost and time savings.

Egypt Exploration activities yielded positive results in the: (i) Meleiha development lease (Eni’s interest 76%) with three near field oil and gas discoveries and the Rosa North-1X oil discovery, where the drilling activities are underway. Development activities plan to leverage on the existing production facilities; (ii) two near field oil discoveries in the Belayim concession (Eni 100%).
In 2013 Eni was awarded the operatorship and a 100% interest in an exploration block in Egyptian deep waters in the Eastern Mediterranean Sea.
Development activities mainly concerned: (i) infilling activities at the Belayim, Denise (Eni’s interest 50%), Tuna (Eni’s interest 50%) fields and the Western Desert Area to optimize the mineral

Contents

Eni Annual Report / Operating Review

potential recovery factor; (ii) completion of the drilling activities at the Seth field (Eni’s interest 50%); (iii) development program of the DEKA field (Eni’s interest 50%) and the Emry Deep discovery (Eni’s interest 76%); and (iv) the upgrading of the water injection system at the Abu Rudeis field (Eni’s interest 100%) in the Gulf of Suez. The level of produced water re-injected is 99.5%, corresponding to approximately 1 mmcf/d.

Sub-Saharan Africa

Angola Exploration activities yielded positive results in the Block 15/06 (Eni operator with a 35% interest) with the oil offshore Vandumbu 1 discovery.
The LNG plant managed by the Angola LNG consortium (Eni’s interest 13.6%) started up and delivered its first cargo in June 2013. The plant envisages the development of 10,594 bcf of gas in 30 years.
In 2013 the East Hub project was sanctioned in the Block 15/06, with an estimated mineral potential of over 230 million barrels. The development program includes the drilling of submarine wells that were linked to an FPSO with a capacity of 80 kboe/d. Peak production of 55 kbbl/d is expected in 2017. Development activities progressed at the West Hub project, with start-up expected at the end of 2014.
In Block 0 (Eni’s interest 9.8%), activities progressed to reduce flaring gas at the Nemba field. In 2015 once completed flared gas is expected to decrease by approximately 85% from current level. The development activities of the Mafumeira field included the installation of production and treatment platforms and underwater linkage. Start-up is expected by the end of 2015.
In the Block 14 KA/IMI (Eni’s interest 10%) the development activities progressed at the Lianzi field by means of the linkage to the existing production facilities.
The second phase of Kizomba satellites in the Development Area of former Block 15 (Eni’s interest 20%) progressed as planned. The project provides to put into production three additional discoveries that will be linked to the existing FPSO. Start-up is expected at the end of 2015.

Congo Exploration activities yielded positive results in the offshore block Marine XII (Eni operator with a 65% interest) with the oil and gas discovery and the appraisal of the Nené Marine field and with the appraisal of the gas and condensates Litchendjili discovery. The overall discoveries potential is estimated in 2.5 billion boe in place. The block has a further significant oil and gas residual amount that will be assessed by the next exploratory and delineation campaign. The proximity to existing facilities, good productivity of reservoir and low cost will allow to fast track development, targeting start-up in 2015.
In 2013 Eni acquired the operatorship of Ngolo exploration block, which is part of the Cuvette Basin, in the joint venture with the Congolese state company Société Nationale des Pétroles du Congo (SNPC). Exploration activities will take place over a period of 10 years. The Cuvette Basin is one of the new themes of frontier exploration activities in Africa.
During the year, Eni redefined with the relevant authorities the extension of Madingo, Marine VI and Marine VII exploration and development permits, with the aligning of expiring date within the period 2034-2039, the dilution of Eni’s stake and an acquisition interest of a new high potential exploration permit. The approval of the relevant authorities is in progress.
Activities on the M’Boundi field (Eni operator with an 83% interest) moved forward with the application of Eni advanced recovery techniques and a design to monetize associated gas. Gas is sold under long-term contracts to power plants in the area including the CEC Centrale Electrique du Congo (Eni’s interest 20%) with a 300 MW generation capacity. These facilities will also receive in the future gas from the offshore discoveries of the Marine XII permit. In 2013 M’Boundi contractual supplies were approximately 106 mmcf/d (approximately 17 kboe/d net to Eni). Additional gas production will be re-injected within the Eni’s zero gas flaring programs.
During the year activities progressed to support the population in M’Boundi area. The social project for 25,000 people provides to improve education, health, access to water and energy.
Development program progressed at the Litchendjili sanctioned project in the block Marine XII. The project provides for the installation of a production platform, the construction of transport facilities and of an onshore treatment plant. The start-up is expected by the end of 2015, with a production plateau of approximately 12 kboe/d net to Eni. Production will also feed the CEC power station.

Mozambique On July 26, 2013, Eni concluded the sale of a 28.57% interest in Eni East Africa (EEA) to China National Petroleum Corporation (CNPC). EEA retains a 70% interest in the Area 4 mineral property, located offshore of Mozambique. CNPC indirectly acquires, through its equity investment in Eni East Africa, a 20% interest in Area 4, while Eni retains operatorship and a 50% interest through the remaining stake. The total consideration was equal to euro 3,386 million (for further information see “Financial review”).
The exploration campaign of the year regarded the appraisal of the Mamba and Coral discoveries. In particular, the delineation of Mamba discovery used the results of the implementation of a propriety process, which includes a study on reservoir characterization, data processing (e-dva™) and analyses of seismic scale.
In 2013 Eni made the Agulha discovery, the tenth discovery in a new exploration prospect located in the southern part of Area 4. Management estimates that Area 4 may contain up to 2,650 billion cubic meters of gas in place. In 2014, Eni will continue appraisal activities, particularly regarding the new exploration prospect, where the drilling of two to three additional wells is planned.
Leveraging on Eni’s cooperation model, the construction of a gas fired power plant for domestic consumption is being planned with the support of the Mozambican government.
In addition, a significant program of ecosystems evaluation and the analysis of biodiversity started in the country. This program will be included in the development project of recent discoveries.
Eni continues its recruitment and local training program in order to support the activities of hydrocarbons exploration in the Country. In particular the training program that started with the University of Mozambique involved 75 students during the year.

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Nigeria In the OML 125 block (Eni operator with an 85% interest), the Abo - Phase 3 project started-up, with production of approximately 5 kboe/d net to Eni. This project was sanctioned at the end of 2012 and was used an innovative technology for the installation of the intelligent control at the producing wells for simultaneous production start-up from the different reservoir levels. This technology allowed a fast track installation with significant savings.
Main activities progressed to support gas production to feed the Bonny liquefaction plant: (i) in the OMLs 60, 61, 62 and 63 blocks (Eni operator with a 20% interest), the Ogbainbiri flowstation was completed with a decline in flared gas of approximately 5 mmcf/d. This facility ensured to treat natural gas production of Ogbainbiri field. In the year, flaring down program includes a reduction of approximately 50 mmcf/d of gas flared leveraging on the upgrade of Idu flowstation completed at the end of 2012; as well as flaring down of Akri with a reduction of approximately 25 mmcf/d of gas flared; (ii) in the OML 28 block (Eni’s interest 5%), within the integrated oil and natural gas project in the Gbaran-Ubie area, the drilling campaign was completed. The development plan provides for the construction of a Central Processing Facility (CPF) with a treatment capacity of approximately 1 bcf/d of gas and 120 kbbl/d of liquids. Further development phases are planned to put in production the residual mineral potential in the area.
Other activity during the year concerned: (i) the Forkados-Yokri field (Eni’s interest 5%). The project includes the drilling of 24 producing wells, the upgrading of existing flowstations and the construction of transport facilities; (ii) Bonga NW field in the OML 118 block (Eni’s interest 12.5%). The activities include the drilling and completion of producing and infilling wells; (iii) programs to support local development for improving access to health and education and initiatives in agriculture development; (iv) technical support from the ESP Excellence Centre for data performance analysis in different production site of the country. Real-time monitoring at the producing wells allowed to avoid possible disruptions.
Eni holds a 10.4% interest in the Nigeria LNG Ltd joint venture which runs the Bonny liquefaction plant, located in the Eastern Niger Delta. The plant has a design treatment capacity of approximately 1,236 bcf/y of feed gas corresponding to a production of 22 mmtonnes/y of LNG on six trains. The seventh unit is being engineered as it is in the planning phase. When fully operational, total capacity will amount to approximately 30 mmtonnes/y of LNG, corresponding to a feedstock of approximately 1,624 bcf/y. Natural gas supplies to the plant are provided under gas supply agreements with a 20-year term from the SPDC JV (Eni’s interest 5%) and the NAOC JV, the latter operating the OMLs 60, 61, 62 and 63 blocks with an overall amount of approximately 2,825 mmcf/d (approximately 268 mmcf/d net to Eni corresponding to approximately 49 kboe/d). LNG production is sold under long-term contracts and exported to European and American markets by the Bonny Gas Transport fleet, wholly owned by Nigeria LNG Co.

Kazakhstan

Kashagan On September 11, 2013, following the completion, test and delivery of all infrastructures, the first oil from the giant Kashagan (Eni’s interest 16.81%) field was produced. From October 2013 production has been halted due to a technical issue that occurred to the pipeline transporting acid gas from offshore to onshore facilities, without any impact on the environment and local communities. Recovery activities are ongoing. Management believes that from 2015 field production will recover to the originally expected level and the field contribution to Eni’s production profile for the year 2014 has been prudently assumed to be marginal.
The Phase 1 (Experimental Program) is targeting an initial production capacity of 150 kbbl/d; when the second treatment offshore train and compression facilities for gas reinjection will be completed and put online enabling to increase the production capacity up to 370 kbbl/d. The partners are planning to further increase available production capacity up to 450 kbbl/d by installing additional gas compression capacity for re-injection in the reservoir. The partners submitted the scheme of this additional phase to the relevant Kazakh Authorities.
In 2013 Eni submitted the development program of the Western section of the nearby Kalamkas discovery to the authorities. Sanction is expected in 2014 to start-up with the FEED phase.
Eni continues its commitment in the protection of the environment and ecosystems in the Caspian area with the integrated program for the management of biodiversity in the Ural Delta (Ural River Park Project - URPP). The project is almost completed and Eni’s aim to include it in the Man and Biosphere Program of UNESCO with positive consent of Kazakh Authority.
Within the agreement signed with the relevant authorities, Eni continues its training program for Kazakh resources management positions.
As of December 31, 2013, the aggregate costs incurred by Eni for the Kashagan project capitalized in the financial statements amounted to $8.2 billion (euro 5.9 billion at the EUR/USD exchange rate of December 31, 2013). This capitalized amount included: (i) $6.1 billion relating to expenditure incurred by Eni for the development of the oilfield; and (ii) $2.1 billion relating primarily to accrue finance charges and expenditures for the acquisition of interests in the North Caspian Sea PSA consortium from exiting partners upon exercise of pre-emption rights in previous years.
As of December 31, 2013 Eni’s proved reserves booked for the Kashagan field amounted to 565 mmboe, barely unchanged from 2012.

Karachaganak The Expansion Project of the Karachaganak field (Eni’s interest 29.25%) is currently under study. The project is aimed for a further developing gas and condensates reserves by means of the installation, in stages, of gas treatment plants and re-injection facilities to support liquids production plateau and increase gas sales. The development plan to increase re-injection capacity is currently in the phase of technical and marketing discussion to be presented to the relevant Authorities, with FEED expected in 2014.
In 2013 Eni launched an environmental monitoring program to identify the best available monitoring operations for biodiversity protection. Eni continues its commitment to support local communities by means of the construction of schools and educational facilities as well as health assistance for the villages located in the nearby area of Karachaganak.
As of December 31, 2013, Eni’s proved reserves booked for the Karachaganak field amounted to 470 mmboe, barely unchanged from 2012.

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Eni Annual Report / Operating Review

Rest of Asia

Indonesia Development activities progressed at the operated Jangkrik (Eni’s interest 55%) and Jau (Eni’s interest 85%) offshore fields. The Jangkrik project includes linkage of production wells to a Floating Production Unit for gas and condensate treatment and the construction of a transportation facility to the Bontang liquefaction plant. Start-up is expected in 2017 with a production peak of 80 kboe/d (42 kboe/d net to Eni) in 2018. The Jau project provides for the drilling of production wells and the linkage to onshore plants via pipeline. Start-up is expected in 2017.
Development activities are underway at the Indonesia Deepwater Development project (Eni’s interest 20%), located in the East Kalimantan, to ensure gas supplies to the Bontang plant. The project initially provides for the linkage of the Bangka field to existing production facilities, with start-up expected in 2016. Then the project also provides for the integrated development of the first Hub including the Gendalo, Gandang, Maha fields and the second Hub of the Gehem field. Start up is expected in 2018.

Iran The formal hand over of operations to local partners at the Darquain project is almost completed. This was the sole Eni-operated project in the Country. When the final hand over is completed, Eni’s involvements essentially will consist of being reimbursed for its past investments.

Iraq In July 2013, Eni signed with the national oil company South Oil Co and the Iraqi Ministry of Oil an amendment to the technical service contract for the development of the Zubair oil field (Eni’s interest 41.6%). The agreement includes a new target plateau at 850 kbbl/d and extends the expiring date of service contract for an additional five years, until 2035.
The Rural Support Project to support farms and communities in the area of Zubair field was completed during the year. The program in accordance with the Zubair Agricoltural Department, Farmers Association and with the monitoring of Local Authorities, involved 165 farms during 2012-2013 agricultural season.

Russia Eni divested to certain Gazprom subsidiaries its 60% interest in Artic Russia, the subsidiary owing a 49% stake of Severenergia, which holds four licenses for the exploration and production of hydrocarbons in the region of Yamal Nenets (Siberia), among which in particular the on-stream field of Samburgskoye, Eni’s first development in the Russian upstream. On January 15, 2014, the consideration for the disposal equal to euro 2.16 billion ($2,940 million) was cashed in (for further information see the “Financial review”). With this disposal, Eni monetized a mature investment, but maintains a strong commitment in the Russian upstream through the partnership with Rosneft, the projects for exploration in the Russian section of the Black Sea and in the Barents Sea.
In June 2013, Eni and Rosneft signed the completion deed relating to the agreements for the joint development of exploration activities in the Russian Barents Sea (Fedynsky and Central Barents licenses, Eni’s interest 33.33%) where seismic surveys have been started, and in the Black Sea (Western Chernomorsky license, Eni’s interest 33.33%). Seismic surveys will be performed under the provisions of Russian environmental legislation.

America

United States In March 2013 Eni was the highest bidder in five offshore exploration blocks located in the Mississippi Canyon and Desoto Canyon areas within the Central Gulf of Mexico Lease Sale 227. Relevant authorities approved the bid of one of five blocks.
In November 2013, Eni signed an agreement with the American company Quicksilver, for explorating and developing an area with unconventional oil reservoirs (shale oil), onshore the United States. Eni is expected to acquire a 50% interest in the Leon Valley area (West Texas). The work plan provides for the drilling of up to five exploration wells and the geophysical survey, aiming at determining the hydrocarbon potential of the area and the subsequent development plan. Eni will invest up to $52 million, for the completion of the project’s exploration activities. The agreement also establishes that Eni will obtain 50% of another area located in the Leon Valley owned by Quicksilver, without additional costs.
Phase 1 of the development plan was sanctioned at the Heidelberg field (Eni’s interest 12.5%) in the deep offshore of the Gulf of Mexico. The project provides for the drilling of 5 producing wells and the installation of a producing platform. Start-up is expected at the end of 2016 with a production of approximately 9 kboe/d net to Eni.
Development activities in the Gulf of Mexico mainly concerned: (i) drilling and completion activities at the Hadrian South (Eni’s interest 30%), Lucius/Hadrian North (Eni’s interest 5.4%) and St. Malo (Eni’s interest 1.25%) fields; (ii) infilling activities at the producing operated fields of Appaloosa (Eni’s interest 100%), Longhorn (Eni’s interest 75%), Pegasus (Eni’s interest 58%) and at the non-operated Front Runner field (Eni’s interest 37.5%); and (iii) maintenance of the pipeline linking to the Corral production platform.
Drilling activities progressed at the Nikaitchuq (Eni operator with a 100% interest) and Oooguruk (Eni’s interest 30%) fields in Alaska.

Venezuela In March 2013, production (accelerated early production) started up at the giant Junin 5 field (Eni’s interest 40%), located in the Orinoco oil belt and containing 35 bbbl of certified heavy oil in place. Early production of the first phase is expected to reach a plateau of 75 kbbl/d by the end of 2015, targeting a long-term production plateau of 240 kbbl/d. The project provides for the construction of a refinery with a capacity of approximately 350 kbbl/d. Eni agreed to finance part of PDVSA’s development costs for the early production phase and engineering activity of refinery plant up to $1.74 billion. Drilling activities and installation of the transport and treatment facilities are ongoing.
The sanctioned development plan progressed at the Perla gas discovery, located in the Cardon IV Block (Eni’s interest 50%), in the Gulf of Venezuela. PDVSA exercised its 35% back-in right. Eni will retain the 32.5% joint controlled interest in the company, at the execution of the transfer stake. The early production phase includes the utilization of the existing discovery/appraisal wells and the installation of production

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platforms linked by pipelines to the onshore treatment plant. Target production of approximately 450 mmcf/d is expected in 2015. The development program will continue with the drilling of additional wells and the upgrading of treatment facilities to reach a production plateau of approximately 1,200 mmcf/d.

Capital expenditure

Capital expenditure of the Exploration & Production Division (euro 10,475 million) concerned development of oil and gas reserves (euro 8,580 million) directed mainly outside Italy, in particular in Norway, the United States, Angola, Congo,	Nigeria, Kazakhstan, Egypt and the United Kingdom. Development expenditures in Italy concerned the well drilling program and facility upgrading in Val d’Agri as well as sidetrack and workover activities in mature fields.
About 98% of exploration expenditures were directed outside Italy in particular to Mozambique, Norway, Congo, Togo, Nigeria, the United States and Angola as well as the acquisition of new licenses in the Republic of Cyprus and in Vietnam. In Italy, exploration activities were directed mainly to the Adriatic offshore, Val d’Agri and Po Valley.
In 2013 overall expenditure in R&D amounted to euro 87 million.
A total of 9 new patents applications were filed, one jointly with Versalis.

Capital expenditure	(euro million)	2011	2012	2013	Change	% Ch.
Acquisition of proved and unproved properties	754	43	109	66	..
North Africa	57	14	109
Sub-Saharan Africa	697	27
America		2
Exploration	1,210	1,850	1,669	(181)	(9.8)
Italy	38	32	32
Rest of Europe	100	151	357	206	..
North Africa	128	153	95	(58)	(37.9)
Sub-Saharan Africa	482	1,142	757	(385)	..
Kazakhstan	6	3	1	(2)	(66.7)
Rest of Asia	156	193	233	40	20.7
America	60	80	110	30	37.5
Australia and Oceania	240	96	84	(12)	(12.5)
Development	7,357	8,304	8,580	276	3.3
Italy	720	744	743	(1)	(0.1)
Rest of Europe	1,596	2,008	1,768	(240)	(12.0)
North Africa	1,380	1,299	808	(491)	(37.8)
Sub-Saharan Africa	1,521	1,931	2,675	744	38.5
Kazakhstan	897	719	658	(61)	(8.5)
Rest of Asia	361	641	749	108	16.8
America	831	953	1,127	174	18.3
Australia and Oceania	51	9	52	43	..
Other expenditure	114	110	117	7	6.4

	9,435	10,307	10,475	168	1.6

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Gas & Power

Key performance indicators
	2011	2012	2013
Employees injury frequency rate	(No. of accidents per million of worked hours)	2.44	1.84	1.31
Contractors injury frequency rate		5.22	3.64	1.81

Net sales from operations (a)	(euro million)	33,093	36,200	32,124
Operating profit		(326)	(3,219)	(2,992)
Adjusted operating profit		(247)	356	(663)
Marketing		(657)	47	(837)
International transport		410	309	174
Adjusted net profit		252	473	(246)
EBITDA pro-forma adjusted		949	1,316	6
Marketing		257	858	(311)
International transport		692	458	317
Capital expenditure		192	225	232

Worldwide gas sales (b)	(bcm)	96.76	95.32	93.17
LNG sales (c)		15.7	14.6	12.4
Customers in Italy	(million)	7.10	7.45	8.00
Electricity sold	(TWh)	40.28	42.58	35.05

Employees at period end	(number)	4,795	4,752	4,514
Direct GHG emissions	(mmtonnes CO2 eq)	12.77	12.70	11.16
Customer satisfaction score (CSS) (d)	(%)	88.6	89.7	90.4
Water consumption/withdrawals per kWh eq produced	(cm/kWh eq)	0.014	0.012	0.017

(a) Before elimination of intragroup sales
(b) Including volumes marketed by the Exploration & Production Division of 2.61 bcm (2.73 bcm and 2.86 bcm in 2012 and 2011, respectively).
(c) LNG sales of affiliates and associates of the Gas & Power Division (included in worldwide gas sales) and the Exploration & Production Division.
(d) The customer satisfaction score for 2013 relates to the first six months as at the date of publication of this Annual Report the Authority for Electricity and Gas has not yet published the data for the second half of the year.

Performance of the year

› In 2013 the positive trend in employees and contractors injury frequency rates was confirmed, with a reduction of 28.9% and 50.1%, respectively.
› In 2013 Greenhouse gas emissions decreased by 12.1% following lower power production (-10.5%) as well as lower volumes of gas transported.
› In 2013, the water consumption rate of EniPower’s plants increased both in general (up 24.3% from 2012) and per kWh produced (up 39.9%), due to production reorganization in a number of sites, in particular in the Brindisi power plant due to higher use of sea water in cooling operations.
› In 2013, adjusted net loss was euro 246 million, decreasing by euro 719 million from 2012 mainly in the marketing business reflecting worsening competitive environment, the effects of which were exacerbated by minimum off-take obligations provided by long-term supply contracts.
› Eni gas sales (93.17 bcm) were down by 2.3% compared to 2012. When excluding the effect of the divestment of Galp, gas sales were broadly in line with the previous year. Eni’s sales in the domestic market increased by 1.08 bcm driven by higher spot sales and by higher sales to importers in Italy (up 1.94 bcm). This positive trend was more than offset by lower volumes marketed in the main European markets (down 5.61 bcm), particularly in Benelux, the Iberian Peninsula and the United Kingdom, due to declining gas demand and competitive pressure.
› Electricity sales of 35.05 TWh decreased by 7.53 TWh from 2012, down 17.7%.
› In 2013 capital expenditure of euro 232 million mainly concerned the revamping activities of the cogeneration plant of Bolgiano and the

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development of its heating cable system (euro 39 million), the flexibility and upgrading of combined cycle power stations (euro 82 million) as well as gas marketing initiatives (euro 88 million).
› On March 31, 2014, Eni and Statoil have signed final agreement on the revision of the long-term gas supply contract currently in force between the two parties. The revision is reflecting changed fundamentals in the gas sector and will determine a positive effect in 2014 profit. The final agreement, which follows the Heads of Agreement signed on February 27, 2014, implies the end of the arbitration proceedings previously initiated by Eni.
› In 2013 EniPower, in the development of Eni’s worldwide projects, confirmed its role as supplier of technological and specialist know-how in the electricity and photovoltaic applications, preserving the attention to access to energy projects, environmental and social themes. In particular during the year the company sanctioned the pre-feasibility study of a power generation plant and its related facilities to be built in the northern region of Mozambique, near the recently discovered giant gas fields.

Marketing

Eni operates in a liberalized market where energy customers are allowed to choose the gas supplier and, according to their specific needs, to evaluate the quality of services and offers. Overall Eni supplies approximately 2,600 customers including large companies, power generation companies, wholesalers and distributors of natural gas for automotive use. Residential users are approximately 8 million and include households, professionals, small and medium sized enterprises, and public bodies located all over Italy and approximately 2 million customers in European Countries. In a context characterized by a six percentage points drop of demand in the Italian market (broadly in line in the European Union) due to declining consumption in all the reference segments and increased competitive pressure, Eni progressed a number of initiatives in order to mitigate the negative impact of the trading environment such as renegotiation of supply contracts, efficiency and optimization actions (for further information on the European scenario, see chapter on “Risk factors” below).

Natural Gas

Supply of natural gas
In 2013, Eni’s consolidated subsidiaries supplied 85.67 bcm of natural gas, representing a decrease of 1.02 bcm, or 1.2% from 2012.
Gas volumes supplied outside Italy (78.52 bcm from consolidated companies), imported in Italy or sold outside Italy, represented approximately 92% of total supplies, were substantially in line with 2012 (down 0.62 bcm, or 0.8%) due to higher volumes purchased in Russia (up 9.76 bcm) and the Netherlands (up 1.09 bcm), completely offset by lower volumes purchased in particular in Algeria (down 5.14 bcm), Norway (down 2.97 bcm) and Libya (down 0.77 bcm).

Supply of natural gas	(bcm)	2011	2012	2013	Change	% Ch.
Italy	7.22	7.55	7.15	(0.40)	(5.3)
Russia	21.00	19.83	29.59	9.76	49.2
Algeria (including LNG)	13.94	14.45	9.31	(5.14)	(35.6)
Libya	2.32	6.55	5.78	(0.77)	(11.8)
Netherlands	11.02	11.97	13.06	1.09	9.1
Norway	12.30	12.13	9.16	(2.97)	(24.5)
United Kingdom	3.57	3.20	3.04	(0.16)	(5.0)
Hungary	0.61	0.61	0.48	(0.13)	(21.3)
Qatar (LNG)	2.90	2.88	2.89	0.01	0.3
Other supplies of natural gas	6.16	5.43	3.63	(1.80)	(33.1)
Other supplies of LNG	2.23	2.09	1.58	(0.51)	(24.4)
Outside Italy	76.05	79.14	78.52	(0.62)	(0.8)
TOTAL SUPPLIES OF ENI'S CONSOLIDATED SUBSIDIARIES	83.27	86.69	85.67	(1.02)	(1.2)
Off-take from (input to) storage	1.79	(1.35)	(0.58)	0.77	..
Network losses, measurement differences and other changes	(0.21)	(0.28)	(0.31)	(0.03)	(10.7)
AVAILABLE FOR SALE BY ENI'S CONSOLIDATED SUBSIDIARIES	84.85	85.06	84.78	(0.28)	(0.3)
Available for sale by Eni's affiliates	9.05	7.53	5.78	(1.75)	(23.2)
E&P volumes	2.86	2.73	2.61	(0.12)	(4.4)
TOTAL AVAILABLE FOR SALE	96.76	95.32	93.17	(2.15)	(2.3)

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Supplies in Italy (7.15 bcm) slightly decreased from 2012 due to the decline of mature fields. In 2013, main gas volumes from equity production derived from: (i) Italian gas fields (6.1 bcm); (ii) Libyan fields (1.7 bcm); (iii) certain Eni fields located in the British and Norwegian sections of the North Sea (1.5 bcm); (iv) the United States (1.2 bcm); (v) other European areas (Croatia with 0.4 bcm).
Considering also direct sales of the Exploration & Production Division and LNG supplied from the Bonny liquefaction plant in Nigeria, supplied gas volumes from equity production were approximately 16 bcm representing 17% of total volumes available for sale.

Gas sales by entity	(bcm)	2011	2012	2013	Change	% Ch.
Total sales of subsidiaries	84.05	84.30	83.60	(0.70)	(0.8)
Italy (including own consumption)	34.60	34.66	35.76	1.10	3.2
Rest of Europe	44.84	44.57	42.30	(2.27)	(5.1)
Outside Europe	4.61	5.07	5.54	0.47	9.3
Total sales of Eni's affiliates (net to Eni)	9.85	8.29	6.96	(1.33)	(16.0)
Italy	0.08	0.12	0.10	(0.02)	(16.7)
Rest of Europe	8.14	6.45	5.05	(1.40)	(21.7)
Outside Europe	1.63	1.72	1.81	0.09	5.2
E&P in Europe and in the Gulf of Mexico	2.86	2.73	2.61	(0.12)	(4.4)
WORLDWIDE GAS SALES	96.76	95.32	93.17	(2.15)	(2.3)

Gas sales by market	(bcm)	2011	2012	2013	Change	% Ch.
ITALY	34.68	34.78	35.86	1.08	3.1
Wholesalers	5.16	4.65	4.58	(0.07)	(1.5)
Italian gas exchange and spot markets	5.24	7.52	10.68	3.16	42.0
Industries	7.21	6.93	6.07	(0.86)	(12.4)
Medium-sized enterprises and services	0.88	0.81	1.12	0.31	38.3
Power generation	4.31	2.55	2.11	(0.44)	(17.3)
Residential	5.67	5.89	5.37	(0.52)	(8.8)
Own consumption	6.21	6.43	5.93	(0.50)	(7.8)
INTERNATIONAL SALES	62.08	60.54	57.31	(3.23)	(5.3)
Rest of Europe	52.98	51.02	47.35	(3.67)	(7.2)
Importers in Italy	3.24	2.73	4.67	1.94	71.1
European markets	49.74	48.29	42.68	(5.61)	(11.6)
Iberian Peninsula	7.48	6.29	4.90	(1.39)	(22.1)
Germany/Austria	6.47	7.78	8.31	0.53	6.8
Benelux	13.84	10.31	8.68	(1.63)	(15.8)
Hungary	2.24	2.02	1.84	(0.18)	(8.9)
UK/Northern Europe	4.21	4.75	3.51	(1.24)	(26.1)
Turkey	6.86	7.22	6.73	(0.49)	(6.8)
France	7.01	8.36	7.73	(0.63)	(7.5)
Other	1.63	1.56	0.98	(0.58)	(37.2)
Extra European markets	6.24	6.79	7.35	0.56	8.2
E&P in Europe and in the Gulf of Mexico	2.86	2.73	2.61	(0.12)	(4.4)
WORLDWIDE GAS SALES	96.76	95.32	93.17	(2.15)	(2.3)

Contents

Eni Annual Report / Operating Review

Sales of natural gas
In 2013, Eni’s gas sales were 93.17 bcm, down by 2.3% from 2012. When excluding the effect of the divestment of Galp, gas sales were broadly in line with the previous year. Eni’s sales in the domestic market increased by 1.08 bcm driven by higher spot sales and by higher sales to importers in Italy (up 1.94 bcm). This positive trend was more than offset by lower volumes marketed in the main European markets (down 5.61 bcm, particularly in Benelux, the Iberian Peninsula and the UK) due to declining gas demand and competitive pressure. Higher sales outside Europe (up 0.56 bcm) were driven by increasing LNG sales in the Far East,	particularly in Japan and Korea. Exploration & Production sales in Northern Europe and in the United States (2.61 bcm) declined by 0.12 bcm due to lower sales in the United States.

LNG

In 2013, LNG sales (12.4 bcm) decreased by 2.2 bcm from 2012. In particular, LNG sales by the Gas & Power segment (8.4 bcm, included in worldwide gas sales) mainly concerned LNG from Qatar, Algeria and Nigeria marketed in Europe, South America and the Far East.

LNG sales	(bcm)	2011	2012	2013	Change	% Ch.
G&P sales	11.8	10.5	8.4	(2.1)	(20.0)
Rest of Europe	9.8	7.6	4.6	(3.0)	(39.5)
Outside Europe	2.0	2.9	3.8	0.9	31.0
E&P sales	3.9	4.1	4.0	(0.1)	(2.2)
Terminals:
Soyo (Angola)			0.1	0.1	..
Bontang (Indonesia)	0.6	0.6	0.5	(0.1)	(16.7)
Point Fortin (Trinidad & Tobago)	0.4	0.5	0.6	0.1	22.4
Bonny (Nigeria)	2.5	2.7	2.4	(0.3)	(10.1)
Darwin (Australia)	0.4	0.3	0.4	0.1	21.2
	15.7	14.6	12.4	(2.2)	(15.0)

Power

Availability of electricity
Eni’s power generation sites are located in Ferrera Erbognone, Ravenna, Livorno, Taranto, Mantova, Brindisi, Ferrara and Bolgiano. In 2013, power generation was 23.03 TWh, down 2.64 TWh, or 10.3% from 2012. As of December 31, 2013, installed operational capacity was 5.3 GW (5.3 GW as of December 31, 2012).
Electricity trading, to increase availability of electricity, lowered by 28.9% to 12.2 TWh due to lower purchases on the market.	Power sales
In 2013 power sales (35.05 TWh) were directed to the free market (82%), industrial sites (9%), the Italian power exchange (6%) and others (3%). Compared with 2012, electricity sales were down by 17.7%, due to lower volumes traded on the Italian power exchange and declining sales to wholesales, partly offset by higher sales to retail customers.

Contents

Eni Annual Report / Operating Review

2011	2012	2013	Change	% Ch.
Purchases of natural gas	(mmcm)	5,008	5,206	4,635	(571)	(11.0)
Purchases of other fuels	(ktoe)	528	462	449	(13)	(2.8)
Power generation	(TWh)	25.23	25.67	23.03	(2.64)	(10.3)
Steam	(ktonnes)	14,401	12,603	10,099	(2,504)	(19.9)

Availability of electricity	(TWh)	2011	2012	2013	Change	% Ch.
Power generation	25.23	25.67	23.03	(2.64)	(10.3)
Trading of electricity (a)	15.05	16.91	12.02	(4.89)	(28.9)
	40.28	42.58	35.05	(7.53)	(17.7)
Free market	27.25	31.84	28.73	(3.11)	(9.8)
Italian Exchange for electricity	8.67	6.10	1.96	(4.14)	(67.9)
Industrial plants	3.23	3.30	3.31	0.01	0.3
Other (a)	1.13	1.34	1.05	(0.29)	(21.6)
Power sales	40.28	42.58	35.05	(7.53)	(17.7)

(a) Includes positive and negative imbalances.

In 2013, as part of its activities selling natural gas and electricity with the aim of improving planning of commercial actions and monitoring technologies for energy efficiency, Eni continued successfully the development of “eni kassandra meteo forecast” (e-km™), a proprietary system for forecasting temperatures from meteorological and climate data in the short/long-term (from 1 to 90 days) over large European areas (including Italy, Belgium, Germany and France). The system will be applied to power generation activity at EniPower plants and on the largest Italian cities.	During the year the company continued the development of the proprietary technology “vibroacustic pipeline monitoring system” (e-vpms™) for the continuing remote control based on theoretical models of elastic-acoustic propagation of pipelines, used for the transportation of natural gas, oil and water in variable operating conditions.

Capital expenditure

In 2013, capital expenditure of euro 232 million, mainly related to activities performed to cogeneration plant of Bolgiano (revamping and development of its heating cable system	(euro 39 million), upgrading and other initiatives to improve flexibility of the combined cycle power plants (euro 82 million) and gas marketing initiatives (euro 88 million).

Capital expenditure	(euro million)	2011	2012	2013	Change	% Ch.
Marketing	184	212	209	(3)	(1.4)
Marketing	97	81	88	7	8.6
Italy	45	43	42	(1)	(2.3)
Outside Italy	52	38	46	8	21.1
Power generation	87	131	121	(10)	(7.6)
International transport	8	13	23	10	76.9
	192	225	232	7	3.1
of which:
Italy	132	174	163	(11)	(6.3)
Outside Italy	60	51	69	18	35.3

Contents

Refining & Marketing

Key performance indicators
	2011	2012	2013
Employees injury frequency rate	(No. of accidents per million of worked hours)	1.96	1.08	0.31
Contractors injury frequency rate		3.21	2.32	1.68

Net sales from operations (a)	(euro million)	51,219	62,656	57,329
Operating profit		(273)	(1,296)	(1,517)
Adjusted operating profit		(539)	(321)	(482)
Adjusted net profit		(264)	(179)	(232)
Capital expenditure		866	842	619

Refinery throughputs on own account	(mmtonnes)	31.96	30.01	27.38
Conversion index	(%)	61	61	62
Balanced capacity of refineries	(kbbl/d)	767	767	787

Retail sales of petroleum products in Europe	(mmtonnes)	11.37	10.87	9.69
Service stations in Europe at year end	(units)	6,287	6,384	6,386
Average throughput per service station in Europe	(kliters)	2,206	2,064	1,828
Retail efficiency index	(%)	1.50	1.48	1.28

Employees at period end	(number)	7,591	7,125	6,942
Direct GHG emissions	(mmtonnes CO2 eq)	7.24	6.03	5.18
SOx emissions (sulphur oxide)	(ktonnes SO2 eq)	23.07	16.99	10.80
NOx emissions (nitrogen oxide)	(ktonnes NO2 eq)	6.74	5.87	4.51
Water consumption rate (refineries)/refinery throughputs	(cm/tonnes)	31.03	25.43	19.98
Biofuels marketed	(mmtonnes)	13.26	14.83	10.84
Customer satisfaction index	(likert scale)	7.74	7.90	8.10

(a) Before elimination of intragroup sales.

Performance of the year

› In 2013, the injury frequency rates decreased from 2012 (down 71.4% for employees and 27.5% for contractors).
› In 2013, the declining trend of Greenhouse gas, SOx and NOx emissions continued, benefiting from lower production, energy saving measures and increasing use of natural gas to replace fuel oil.
› The water consumption rate of Refining & Marketing Division declined by more than 21%.
› In 2013, the Refining & Marketing Division reported sharply lower adjusted net loss amounting to euro 232 million (euro 179 million in 2012). This decrease reflected plunging refining margins driven by weak demand for refined products and overcapacity, the effects of which were exacerbated by shrinking price differentials between light and heavy crudes due to lower heavy crudes supplies in the Mediterranean area. The negative trading environment was partly counteracted by efficiency and optimization gains. Marketing results declined due to lower sales related to the declining demand for fuels and mounting competitive pressure.
› 2013 refining throughputs were 27.38 mmtonnes, down 8.8% from 2012. In Italy, processed volumes decreased (down 9.4%) due to the planned shutdown of the Venice Refinery following the Green Refinery project and in all the remaining plants due to their downsizing on the back of declining refining margins. Outside Italy, Eni’s refining throughputs decreased by 5.9% in particular in the Czech Republic.
› In 2013, retail sales in Italy of 6.64 mmtonnes decreased by 15.2% from 2012. This decline was driven by the current economic downturn and increased competitive pressure. In 2013 Eni’s average retail market share was 27.5% decreasing by 3.7 percentage points from 2012 when sales volumes benefited from the effect of a promotional campaign made during the summer weekends.
› Retail sales in the Rest of Europe of 3.05 mmtonnes are substantially unchanged from 2012 (up 0.3%) due to higher volumes marketed in Germany and Austria, almost completely offset by lower sales in the Czech Republic and Hungary.

Contents

Eni Annual Report / Operating Review

› Capital expenditure amounting to euro 619 million related mainly refining, supply and logistics (euro 444 million) to improve flexibility and yields, in particular at the Sannazzaro Refinery, and marketing activities for the streamlining of the retail distribution network (euro 175 million).
› In 2013 total expenditure in R&D in the Refining & Marketing Division amounted to approximately euro 33 million, net of general and administrative costs. In the year 6 patent applications were filed.

Renovation and recovery of Gela Refinery

In July 2013 Eni announced a plan for the renovation and recovery of the Gela Refinery with a total investment of euro 700 million. The project is aimed to create an economically sound refinery in order to meet the challenges of a competitive and constantly evolving scenario. The refinery will also be redesigned to be more environmentally friendly and respectful of the local area. When fully operational, with its new industrial and organizational structure designed in 2013, the Gela Refinery will be able to generate profits through products more suited to market requirements (maximized production of diesel and interrupted production of gasoline and polyethylene), while at the same time restoring its reliability, flexibility and operational efficiency.

Smart Mobility

In December 2013, Eni launched in Milan the initiative Enjoy, a car sharing free floating with the objective of developing products and services for sustainable mobility. This service provided in partnership with major Italian players (Fiat, Trenitalia, Cartasì) allows the customers to pick up and release in any part of the covered area and represents a new and economic, sustainable and efficient alternative to owning car. The service is simple and completely online, the tariffs are all inclusive and competitive. The initiative will be launched in other major Italian cities and abroad, in order to develop and implement more innovative products and services related to mobility.

Supply and Trading

In 2013, a total of 65.96 mmtonnes of crude were purchased by the Refining & Marketing Division (62.21 mmtonnes in 2012), of which 26.15 mmtonnes from Eni’s Exploration & Production Division, 25.27 mmtonnes on the spot market and 14.54 mmtonnes were purchased under long-term supply contracts with producing Countries. Approximately 26% of crude purchased in 2013 came from Russia, 19% from West Africa, 14% from the North Sea, 12% from North Africa, 6% from the Middle East, 6% from Italy and	17% from other areas. In 2013 some 43.96 mmtonnes of crude purchased were marketed, (up 7.40 mmtonnes from 2012, or 20.2%). In addition, 5.31 mmtonnes of intermediate products were purchased (4.53 mmtonnes in 2012) to be used as feedstock in conversion plants and 17.79 mmtonnes of refined products (20.52 mmtonnes in 2012) were purchased to be sold on markets outside Italy (13.73 mmtonnes) and on the domestic market (4.06 mmtonnes) as a complement to available production.

Purchases	(mmtonnes)	2011	2012	2013	Change	% Ch.
Equity crude oil
Eni's production outside Italy	24.29	23.57	22.46	(1.11)	(4.7)
Eni's production in Italy	3.35	3.35	3.69	0.34	10.1
	27.64	26.92	26.15	(0.77)	(2.9)
Other crude oil
Purchases on spot markets	20.44	24.95	25.27	0.32	1.3
Purchases under long-term contracts	10.94	10.34	14.54	4.20	40.6
	31.38	35.29	39.81	4.52	12.8
Total crude oil purchases	59.02	62.21	65.96	3.75	6.0
Purchases of intermediate products	4.26	4.53	5.31	0.78	17.2
Purchases of products	15.85	20.52	17.79	(2.73)	(13.3)
TOTAL PURCHASES	79.13	87.26	89.06	1.80	2.1
Consumption for power generation	(0.89)	(0.75)	(0.55)	0.20	26.7
Other changes (a)	(1.12)	(1.63)	(1.06)	0.57	35.0
	77.12	84.88	87.45	2.57	3.0

(a) Include change in inventories, decrease due to transportation, consumption and losses.

Contents

Eni Annual Report / Operating Review

Refining

In 2013, refining throughputs were 27.38 mmtonnes, down by 2.63 mmtonnes, or 8.8% from 2012. In Italy, processed volumes decreased by 9.4% from 2012, due to the planned shutdown of the Venice Refinery following the Green Refinery project and in all the remaining plants due to a downsizing of productive assets in relation to declining refining margins. Outside Italy, Eni’s refining throughputs (4.82 mmtonnes) decreased by 5.9% (down approximately 302 ktonnes) mainly reflecting the shutdown at the Kralupy Refinery in the Czech Republic for	maintenance and lower throughputs in order to mitigate the negative impact of lower refining margins.
Total throughputs in wholly-owned refineries were 18.99 mmtonnes, down by 1.85 mmtonnes (down 8.9%) from 2012 determining a refinery utilization rate of 66%, declining by 6 percentage points from 2012, reflecting the unfavorable scenario. Approximately 23.7% of processed crude was supplied by Eni’s Exploration & Production segment, representing a 0.9 percentage points increase from 2012 (22.8%).

Availability of refined products	(mmtonnes)	2011	2012	2013	Change	% Ch.
ITALY
At wholly-owned refineries	22.75	20.84	18.99	(1.85)	(8.9)
Less input on account of third parties	(0.49)	(0.47)	(0.57)	(0.10)	(21.3)
At affiliated refineries	4.74	4.52	4.14	(0.38)	(8.4)
Refinery throughputs on own account	27.00	24.89	22.56	(2.33)	(9.4)
Consumption and losses	(1.55)	(1.34)	(1.23)	0.11	8.2
Products available for sale	25.45	23.55	21.33	(2.22)	(9.4)
Purchases of refined products and change in inventories	3.22	3.35	4.42	1.07	31.9
Products transferred to operations outside Italy	(1.77)	(2.36)	(1.85)	0.51	21.6
Consumption for power generation	(0.89)	(0.75)	(0.55)	0.20	26.7
Sales of products	26.01	23.79	23.35	(0.44)	(1.8)
OUTSIDE ITALY
Refinery throughputs on own account	4.96	5.12	4.82	(0.30)	(5.9)
Consumption and losses	(0.23)	(0.23)	(0.22)	0.01	4.3
Products available for sale	4.73	4.89	4.60	(0.29)	(5.9)
Purchases of refined products and change in inventories	12.51	17.29	13.69	(3.60)	(20.8)
Products transferred from Italian operations	1.77	2.36	1.85	(0.51)	(21.6)
Sales of products	19.01	24.54	20.14	(4.40)	(17.9)
Refinery throughputs on own account	31.96	30.01	27.38	(2.63)	(8.8)
of which: refinery throughputs of equity crude on own account	6.54	6.39	5.93	(0.46)	(7.2)
Total sales of refined products	45.02	48.33	43.49	(4.84)	(10.0)
Crude oil sales	32.10	36.56	43.96	7.40	20.2
TOTAL SALES	77.12	84.89	87.45	2.56	3.0

In 2013, work continued at the Sannazzaro de’ Burgondi Refinery for the construction of the first industrial plant employing EST (Eni Slurry Technology). As compared to available refining technologies, EST does not produce by-products but converts feedstock completely into distillates and allows to make valuable use of distillation residue of heavy and extra-heavy crude and non conventional resources. An evaluation process and for the exploitation of heavy crude of licensing out of this technology to a number of Oil companies for the application of EST in their productive processes is ongoing.
In addition, Eni is developing the conversion technology by means of Slurry Dual Catalyst (an evolution of EST) that is based on the combination of two different catalysts which could lead to a relevant breakthrough in the EST process, improving products quality and reducing operating costs.
In addition at the Sannazzaro Refinery the detailed design of a project for the production of hydrogen by means of the proprietary Hydrogen SCT-CPO (Short Contact Time-Catalytic Partial Oxidation) process is nearing completion. This reforming technology transforms gaseous and liquid hydrocarbons (also derived from biomass) into synthetic gas (carbon monoxide and hydrogen) at competitive costs.

Contents

Eni Annual Report / Operating Review

In 2013 Eni commenced effectively the industrial project “Green Refinery” that will led the Venice Refinery to be the first example of conventional refinery converted in biorefinery. The related works started in September 2013 while their termination is expected within March 2014, with the start-up of the new biorefinery. The realization of this project is also supported by the industrial use of the technology Ecofining developed in partnership with the American company UOP.

In 2013 Eni continued the development of technologies aimed at reducing the environmental footprint of refining activities and producing more environmental sustainable products. Among the main activities were:
- the development of the proprietary catalytic system for hydrocracking and dearomatization of gasoil T-Sand for the production of high quality diesel, with low quantities of	polyaromatics and reduced emissions of particulate;
- the studies on the technologies Zero Waste, a technology for reduction of industrial sludge through a pyrolisis/gasification and inertization process. Considering the relevance of the projects in the next months the first 2 t/h prototype will be realized in the Gela Refinery;
- the test on Biodiesel from microalgae performed on the pilot plant of Gela. During the experimental phase were tested and individuated types of microalgae providing good performance at high temperatures (summer periods), and low temperatures (winter period) as well as achieved relevant progresses on an innovative process of lipid extraction; the testing activity for the upgrading of the obtained lipids by this process aimed to produce oil to be treated in GreenDiesel technology plant is ongoing.

Product sales in Italy and outside Italy by market	(mmtonnes)	2011	2012	2013	Change	% Ch.
Retail	8.36	7.83	6.64	(1.19)	(15.2)
Wholesale	9.36	8.62	8.37	(0.25)	(2.9)
Chemicals	1.71	1.26	1.32	0.06	4.8
Other sales	6.58	6.08	7.01	0.93	15.3
Sales in Italy	26.01	23.79	23.34	(0.45)	(1.9)
Retail rest of Europe	3.01	3.04	3.05	0.01	0.3
Wholesale Rest of Europe	3.84	3.96	4.23	0.27	6.8
Wholesale outside Italy	0.43	0.42	0.43	0.01	2.4
Other sales	11.73	17.12	12.44	(4.68)	(27.3)
Sales outside Italy	19.01	24.54	20.15	(4.39)	(17.9)
TOTAL SALES OF REFINED PRODUCTS	45.02	48.33	43.49	(4.84)	(10.0)

Marketing of refined products

In 2013, retail sales of refined products (43.49 mmtonnes) decreased by 4.84 mmtonnes from 2012, down 10%, due mainly to lower volumes sold to oil companies and traders outside Italy.

Retail sales in Italy
In 2013, retail sales in Italy of 6.64 mmtonnes decreased by approximately 1.19 mmtonnes, down 15.2%, from 2012 driven by lower consumption of gasoil and gasoline, in particular in highway service station reflecting the decline in freight transportation and increasing competitive pressure. Average gasoline and gasoil throughput (1,657 kliters) decreased by approximately 318 kliters from 2012. Eni’s retail market share for 2013 was 27.5%, down 3.7 percentage points from 2012 that benefited by the summer marketing campaigns performed.
At December 31, 2013, Eni’s retail network in Italy consisted of 4,762 service stations, a decrease of 18 less stations from December 31, 2012 (4,780 service stations), resulting from the negative balance of the closing of service stations with low throughput (51 units), the release of one motorway concession, partially offset by the positive contribution of acquisitions/releases of lease concessions (34 units).
With reference to the promotional initiative “you&eni”, the

loyalty program for customers launched in February 2010 for a five year period, the cards that made at least one transaction in the period were approximately 2.8 million at December 31, 2013 of which one million was represented by consumer payment and loyalty cards. Volumes sold to customers cumulating points on their card were approximately 37% of total throughputs (net of “iperself” sales that do not allow to accumulate points).

In 2013 even sales of premium fuels (fuels of the “Eni Blu+” line with high performance and lower environmental impact) were affected by the decline in domestic consumption and high price levels and were lower than the previous year. In particular, sales of Eni BluDiesel+ amounted to approximately 231 mmtonnes (approximately 278 mmliters) with a decline of approximately 61 ktonnes from 2012 and represented 5.3% of volumes of gasoil marketed by Eni’s retail network. At December 31, 2013, service stations marketing BluDiesel+ totaled 3,909 units (4,123 at year-end 2012) covering approximately 82% of Eni’s network. Retail sales of BluSuper+ amounted to 30 ktonnes (approximately 41 mmliters), decreasing by 4 ktonnes from 2012, and covered 1.6% of gasoline sales on Eni’s retail network (broadly in line with previous year). As of December 31, 2013, service stations marketing BluSuper+ totaled 2,171 units (2,505 at December 31, 2012), covering approximately 46% of Eni’s network.

Contents

Eni Annual Report / Operating Review

In 2013 Eni continued the development of innovative and biofuels with proprietary additives and detergents that provide	better gasoline and gasoil with a “keep clean” component.

Retail and wholesales sales of refined products	(mmtonnes)	2011	2012	2013	Change	% Ch.
Italy	17.72	16.45	15.01	(1.44)	(8.8)
Retail sales	8.36	7.83	6.64	(1.19)	(15.2)
Gasoline	2.60	2.41	1.96	(0.45)	(18.7)
Gasoil	5.45	5.08	4.33	(0.75)	(14.8)
LPG	0.29	0.31	0.32	0.01	3.2
Others	0.02	0.03	0.03
Wholesale sales	9.36	8.62	8.37	(0.25)	(2.9)
Gasoil	4.18	4.07	4.09	0.02	0.5
Fuel Oil	0.46	0.33	0.24	(0.09)	(27.3)
LPG	0.31	0.30	0.30
Gasoline	0.19	0.20	0.25	0.05	25.0
Lubricants	0.10	0.09	0.09
Bunker	1.26	1.19	1.00	(0.19)	(16.0)
Jet fuel	1.65	1.56	1.58	0.02	1.3
Other	1.21	0.88	0.82	(0.06)	(6.8)
Outside Italy (retail+wholesale)	7.28	7.42	7.71	0.29	3.9
Gasoline	1.79	1.81	1.73	(0.08)	(4.4)
Gasoil	3.82	3.96	4.23	0.27	6.8
Jet fuel	0.49	0.44	0.51	0.07	15.9
Fuel Oil	0.23	0.19	0.22	0.03	15.8
Lubricants	0.10	0.09	0.10	0.01	11.1
LPG	0.50	0.52	0.51	(0.01)	(1.9)
Other	0.35	0.41	0.41
	25.00	23.87	22.72	(1.15)	(4.8)

Retail sales in the Rest of Europe
Retail sales in the Rest of Europe of 3.05 mmtonnes were basically stable (up 0.3% or 10 ktonnes). Volume additions in Germany and Austria were almost completely offset by lower sales in the Czech Republic and Hungary.
At December 31, 2013 Eni’s retail network in the Rest of Europe consisted of 1,624 service stations, an increase of 20 units from December 31, 2012 (1,604 service stations). The network evolution was as follows: (i) the closing of 25 low throughput service stations mainly in France; (ii) the positive balance of acquisitions/releases of lease concessions (26 units) in particular in Germany and Austria; (iii) the purchase of 18 service stations, in particular in France and Germany; (iv) the opening of one new outlet.
Average throughput (2,322 kliters) was in line with 2012 (2,319 kliters).

Wholesale and other sales
Wholesale sales in Italy (8.37 mmtonnes) declined by approximately 253 ktonnes, down 2.9%, mainly due to lower sales of bunkering and bitumen reflecting a decline in demand, mostly completely offset by higher volumes sold of fuel oil and minor products. Average market share in 2013 was 28.8% (29.5% in 2012).
Supplies of feedstock to the petrochemical industry (1.32 mmtonnes) slightly increased from 2012 (up 62 ktonnes) due to higher feedstock supplies.
Wholesale sales in the Rest of Europe of approximately 4.23 mmtonnes increased by 6.8% from 2012 due to increased sales in Slovenia and France. Sales declined in Austria.
Other sales (19.45 mmtonnes) decreased by 3.75 mmtonnes, or 16.2%, mainly due to lower sales to other oil companies.

As concerns the development of bitumen, in 2013 the activities mainly referred to the production of bitumen that are suitable for the production of waterproof membranes. This products will allow the company to enlarge its presence on premium markets.

Contents

Eni Annual Report / Operating Review

As to modified bitumen, the feasibility studies for the realization of a plant for the production of bitumen sheet-shaped (RIGEBIT), environmental friendly and with good commercial perspectives were concluded.
As far as lubricants are concerned, in 2013 Eni qualified three oils for gasoline engines and four oil for gasoil engines with high performances.

In the production of industrial lubricants Eni continued the cooperation with GE in particular on two lubricants for high-performance turbines with relevant energy saving characteristics.	Capital expenditure

In 2013, capital expenditure in the Refining & Marketing Division amounted to euro 619 million and regarded mainly: (i) refining, supply and logistics in Italy and outside Italy (euro 444 million), with projects designed to improve the conversion rate and flexibility of refineries, in particular the Sannazzaro Refinery, as well as expenditure on health, safety and environmental upgrades; (ii) upgrading and rebranding of the refined product retail network in Italy (euro 107 million) and in the Rest of Europe (euro 68 million). Overall in the year, expenditure in health, safety and environment amounted to euro 105 million.

Capital expenditure	(euro million)	2011	2012	2013	Change	% Ch.
Refinery, supply and logistics	638	622	444	(178)	(28.6)
Italy	635	618	444	(174)	(28.2)
Outside Italy	3	4		(4)	..
Marketing	228	220	175	(45)	(20.5)
Italy	168	163	107	(56)	(34.4)
Outside Italy	60	57	68	11	19.3
	866	842	619	(223)	(26.5)

Contents

Versalis

Key performance indicators
	2011	2012	2013
Employees injury frequency rate	(No. of accidents per million of worked hours)	1.47	0.76	0.76
Contractors injury frequency rate		4.60	1.67	0.30

Net sales from operations (a)	(euro million)	6,491	6,418	5,859
Intermediates		2,987	3,050	2,709
Polymers		3,299	3,188	2,933
Other sales		205	180	217
Operating profit		(424)	(681)	(725)
Adjusted operating profit		(273)	(483)	(386)
Adjusted net profit		(206)	(395)	(338)
Capital expenditure		216	172	314

Production	(ktonnes)	6,245	6,090	5,817
Sales of petrochemical products		4,040	3,953	3,785
Average plant utilization rate	(%)	65.3	66.7	65.3

Employees at year end	(number)	5,804	5,668	5,708
Direct GHG emissions	(mmtonnes CO2 eq)	4.12	3.69	3.66
NMVOC (Non-Methane Volatile Organic Compound) emissions	(ktonnes)	4.18	4.40	3.93
SOx emissions (sulphur oxide)	(ktonnes SO2 eq)	3.17	2.19	1.53
NOx emissions (nitrogen oxide)	(ktonnes NO2 eq)	4.14	3.43	3.29
Recycled/reused water	(%)	81.9	81.6	86.2

(a) Before elimination of intragroup sales.

Performance of the year

› In 2013, contractors injury frequency rate continued to follow a positive trend (down by 81.9% from 2012). Employees injury frequency rate remained unchanged.
› In 2013 emissions of greenhouse gas and other emissions in the atmosphere improved from 2012 following the interruption of production at the Porto Torres site in the conversion phase. Further reductions were registered, particularly at the Mantova site for NOx, and NMVOC as well as at the Dunkerque site for SOx and NMVOC. Recycled/reused water rate improved, up to 86.2%.
› In 2013 adjusted net loss amounting euro 338 million declined by euro 57 million from 2012, due to a sharp decrease of cracker margins reported in the first half of 2012.
› Sales of petrochemical products were 3,785 ktonnes, down by 168 ktonnes, or 4.2% from 2012, due to declining in consumptions.
› Chemical production volumes were 5,817 ktonnes, decreasing by 273 ktonnes, or 4.5% from 2012, due to declining demand in all businesses. The steepest decline was reported in elastomers and polyethylene.
› In 2013 overall expenditure in R&D amounted to approximately euro 39 million in line with the previous year. 10 patent applications were filed, one of which jointly with E&P.

Business development and sustainability initiatives

› As part of the expansion strategy in bioplastic sector and diversification from the base chemistry, Versalis signed strategic partnerships with major operators in the field of biotechnology and rubber:
- with Genomatica, for the establishment of a technology joint venture for bio-based butadiene production from non-food biomass. The resulting process will be licensed across Europe, Asia and Africa by the newly-created joint venture. Versalis will invest over $20

Contents

Eni Annual Report / Operating Review

million in the development of process technologies and aims to be the first to license the process and build commercial plants;
- with Pirelli, a Memorandum of Understanding for joint research project for the use of guayule-based natural rubber in tyre production;
- with Yulex Corporation, an agricultural-based biomaterials company, for a project of guayule-based biorubber production and a launch of industrial production complex in Southern Europe. The partnership will cover the entire manufacturing chain. Versalis will manufacture materials for various applications, with a final goal of the optimization of the productive process in the tyre industry;
- with South Korean company Lotte Chemical, Versalis established a 50:50 joint venture, while with Malaysian company Petronas, Versalis signed a shareholders agreement. The agreements concern the development of joint production of styrene and elastomers, as part of the expansion process in the growing South-East Asian markets;
- with Neville Venture, Versalis signed an agreement of strategic partnership for the production of hydrocarbon resins at the Priolo plant and finalized a license agreement related to the resins production for various applications such as adhesives, inks, coatings and rubber;
- with Elevance Renewable Sciences Inc, a United States chemical company, specialized in production of chemicals from vegetable oils, with a significant value added, Versalis signed a Memorandum of Understanding (MoU) for establishing a strategic partnership, in order to jointly develop and scale a new technology for a production from vegetable oils, aiming at developing and scaling of new catalysts. The market applications of the future production will be specialties with a significant added value such as personal care products, detergents and cleaners, bio-lubricants and oilfield chemicals.
› In the field of Green Chemistry, Versalis continued with the requalification of the hub of Porto Torres, in order to replace the traditional activities of the site with activities characterized by significant perspectives of future growth, by realizing the products with an elevated biodegradability and/or produced from row materials obtained from renewable sources. In 2013, Versalis completed the initiatives of restructuration and reorganization of the distribution network and storage at the Matrìca plant.
› In February 2014, Versalis reached an important agreement on the project of transformation and relaunch of the Porto Marghera site to redesign production facilities and regain competitiveness. Versalis expects to invest euro 200 million in Porto Marghera focused on the optimization and reorganization of cracker utilities, with significant energy savings, and on the new initiative of green chemistry.
› In 2013, as part of the Product Stewardship, Versalis realized a specific database called Athos (Advanced Tool for the Handling Of Substances) which collects all the information necessary for the safe management, for employees and for the environment, of chemical products processed and utilized at Versalis sites.

Sales - production - prices

In 2013 sales of chemical products (3,785 ktonnes) decreased by 168 ktonnes from 2012 (down by 4.2%) against of backdrop of weakness demand reflecting the current economic downturn in the main reference markets. The steepest decline was registered in elastomers (down by 9.7%) and in intermediates (down by 4.2%). Lower reduction was reported in polyethylene (down by 3%) and in styrene (down by 2.9%).
Average unit sales prices decreased by 3.2% from 2012, with different trends for the various businesses: olefines prices were affected by a sharp decline in butadiene quotations (down 23%) driven by consumption crisis in Europe, while average styrene prices reported an increase (up 7.5%). Less significant improvement were registered in derivatives (up 1.4%) and in polyethylene (up 1.1%).
Chemical production amounted to 5,817 ktonnes, with a decrease of 273 ktonnes, or 4.5% from 2012. This was mainly due to a	decrease in elastomers (down 11%). Lower decreases were registered in styrenes (down 2.8%), in polyethylene (down 6%) and in intermediates (down 3.7%). The main decreases in production were registered at the Priolo plant (down 8.4%) due to the planned standstill of olefine cracking plant and the definitive shutdown of Ragusa polyethylene plant (down 12.5%) due to lower volumes of polyethylene and at Dunkerque (down 5.3%) driven by the weakness of polyethylene market as well as planned standstill in the second half of the year. These reductions were partly offset by higher production at Sarroch (up 11.6%), which in 2012 was impacted by the standstill for the planned upkeeping as well as higher levels of benzene and xylene production.
Nominal capacity of plants declined from the previous year due to rationalization measures, with an average plant utilization rate calculated on nominal capacity of 65.3% (66.7% in 2012).

Product availability	(ktonnes)	2011	2012	2013	Change	% Ch.
Intermediates	4,101	3,595	3,462	(133)	(3.7)
Polymers	2,144	2,495	2,355	(140)	(5.6)
Production	6,245	6,090	5,817	(273)	(4.5)
Consumption and losses	(2,631)	(2,545)	(2,394)	151	(5.9)
Purchases and change in inventories	426	408	362	(46)	(11.3)
	4,040	3,953	3,785	(168)	(4.2)

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Eni Annual Report / Operating Review

Business trends

Intermediates
Intermediates revenues (euro 2,709 million) decreased by euro 341 million from 2012 (down by 11.2%) reflecting decreased volumes sold (down by 4.2%) and average unit prices (down by 1.9%), with different trends in each business: in the olefines sales volumes of ethylene decreased (down 4%) due to the planned standstill at the Priolo plant and lower consumption, with prices slightly decreasing compared to previous year, while butadiene volumes reported a sharp decrease (down by 38%) driven by the weakness of elastomers market and the reduced average prices by 23% reflecting the consumption crisis. In aromatics, benzene sales volumes registered a decline of 7.4%, while xylene volumes increased by 7.5%, with average prices in line with 2012. Revenues from derivatives declined mainly due to lower volumes of phenol/derivatives (down 3.6%) due to lower availability of product following planned downtime at the Mantova plant, partly offset by 1.4% increase in average sale prices.

Intermediates production (3,462 ktonnes) registered a decrease from the last year (down by 133 ktonnes, or 3.7%) due	to reductions in olefines (down 5.7%) and in derivatives (down 2.4%) driven by lower utilization of Priolo cracking plant and lower production of butadiene (down 10.3%) affected by the planned facility downtimes at the Brindisi and Ravenna plants. These reductions were partly offset by higher aromatics production (up by 3% compared to the previous year) due to higher xylene production.

Polymers
Polymers revenues (euro 2,933 million) decreased by euro 255 million from 2012, or by 8%, due to average unit prices decreasing by 19% and lower elastomers sale volumes (down by 9.7%) due to the significant decrease in demand from the tyre and automotive industry. This negative performance was partly offset by higher average prices of styrene (up 7.5%) and polyethylene (up 1%) mainly registered in the last part of 2013. Polymer production (2,356 ktonnes) decreased by 140 ktonnes from 2012 (down 5.6%), due mainly to a decline in production at the Ravenna plant and at English sites (Hythe and Grangemouth) reflecting market dynamics.

Capital expenditure

In 2013 capital expenditure amounted to euro 314 million (euro 172 million in 2012) and related mainly: (i) improvement of plants’ efficiency (euro 170 million); (ii) upkeeping of plants (euro 66 million);	(iii) environmental protection, safety and environmental regulation (euro 52 million); (iv) maintenance and savings (euro 14 million).

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Engineering & Construction

Key performance indicators
	2011	2012	2013
Employees injury frequency rate	(No. of accidents per million of worked hours)	0.44	0.54	0.46
Contractors injury frequency rate		0.21	0.17	0.10
Fatality index	(No. of fatalities per 100 million of worked hours)	1.82	0.93	2.01

Net sales from operations (a)	(euro million)	11,834	12,771	11,611
Operating profit		1,422	1,442	(83)
Adjusted operating profit		1,443	1,474	(84)
Adjusted net profit		1,098	1,111	(253)
Capital expenditure		1,090	1,011	902

Orders acquired	(euro million)	12,505	13,391	10,653
Order backlog		20,417	19,739	17,514

Employees at period end	(number)	38,561	43,387	47,209
Employees outside Italy	(%)	86.5	88.1	89.1
Local managers		41.3	41.3	41.3
Local procurement		56.4	51.8	51.1
Healthcare expenditure	(euro million)	32	21	22
Security expenditure		51	82	85
Direct GHG emissions	(mmtonnes CO2 eq)	1.32	1.54	1.54

(a) Before elimination of intragroup sales.

Performance of the year

› In 2013 the injury frequency rate for employees and contractors declined compared to 2012 (by 14.8% and 41.1%, respectively). In 2013, Eni continued its commitment in education and training for employees and contractors in the field of health and security, with the initiatives such as “Leadership in Health and Safety”, “Working at height and Confined Space” as well as the use of dedicated HSE training portal and individual protection equipment.
› In 2013 procurement amounted to euro 9,066 million, 51.1% of which referred to local procurement.
› Health and safety expenditure registered an increase (totally up by 4% from 2012). In particular, the expenditure for individual protection equipment increased by 30% and the expenditure for safety training increased by 10%.
› In 2013, adjusted net loss amounted to euro 253 million (down by euro 1,264 million from the adjusted net profit of euro 1,111 million reported in 2012). This result reflected operating and marketing difficulties encountered in the first half of 2013, which led management to revise the profit margin estimates for important orders, in particular for the construction of onshore industrial complexes.
› Orders acquired amounted to euro 10,653 million (euro 13,391 million in 2012), 94% of which relating to the works outside Italy, while 14% orders from Eni Companies.
› Order backlog amounted to euro 17,514 million at December 31, 2013 (euro 19,739 million at December 31, 2012), of which euro 9,244 million to be fulfilled within 2014.
› In 2013 overall expenditure in R&D amounted approximately to euro 15 million, in line with the previous year. 14 patent applications were filed.
› Capital expenditure amounted to euro 902 million (euro 1,011 million in 2012), mainly regarded the upgrading of the drilling and construction fleet.

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Eni Annual Report / Operating Review

Development and sustainability initiatives

› In November 2013 Saipem inaugurated a new fabrication yard in Edmonton, Canada. The facility will allow to accelerate the fulfillment of the projects by keeping the workforce active during adverse weather conditions as well. The yard will be used for the prefabrication of industrial components and pipes as well as for the assembly of modules for the different projects in the oil and gas market, including liquefied natural gas and power generation.
› In 2013, in order to exploit value from competences, the “Onshore EPC Projects, Construction Phase Enhancement” project was launched, aiming at evaluating the qualitative and quantitative adequacy level of Saipem’s employees in “Critical Positions” in the Construction area to optimize and centralize their planning and development.
› In 2013, Saipem committed to strengthen relationships with local stakeholders through the direct involvement activity, studies and analyses. In the field of training and support for local hiring, the Memorandum of Mutual Agreement was signed in Brazil; in Congo, the training on-the-job for local engineers has been started; in Kazakhstan, some initiatives of professional training and technical support for local teaching institutions were fulfilled, in Nigeria, professional training aiming at development of local entrepreneurs was conducted. In the health area, programs for diseases prevention in West Africa, South America, Indonesia and Kazakhstan were completed.
› In order to guarantee the spread of competences and to share Saipem’s know-how, training activity was conducted in the Training Centre of Schiedam (the Netherlands), recognized as a well-advanced training centre in the HSE offshore area, where also the complex working conditions in the offshore have been simulated.

Activity areas

Engineering & Construction Offshore
In 2013 revenues amounted to euro 5,094 million, decreasing by 2.2% from 2012, due to lower levels of activity in the North Sea, Kazakhstan and Australia.
Orders acquired in the year amounted to euro 5,777 million (euro 7,477 million in 2012), mainly related to: (i) EPCI contract on behalf of Total Upstream Nigeria Ltd, for the development of the Egina field in Nigeria that includes engineering, procurement, fabrication, installation and pre-commissioning of subsea pipelines for oil and gas production and gas export, flexible jumpers and umbilicals; (ii) contract on behalf of Burullus Gas Company for the development of the West Delta Deep Marine - Phase IXa Project, about 90 kilometers off the Mediterranean Coast of Egypt. The project is aimed to the installation of subsea facilities (in water depths up to 850 meters) in the West Delta Deep Marine Concession, where Saipem had already successfully performed some previous phases of subsea field development; (iii) EPCI contract on behalf of ExxonMobil pertaining to the engineering, procurement, fabrication and installation of subsea pipelines of production and water injection, rigid jumpers and other related subsea structures as part of Kizomba Satellites Phase 2 project, undertaken in the Angolan offshore.
As part of the Trunkline and Production Flowlines project committed by the North Caspian Sea Production Sharing Agreement Consortium in Kazakhstan (in which Eni retains an interest of 16.81%), which provided the engineering, laying and commissioning of pipelines and other facilities, following leakages that were detected in a section of the onshore pipelines, Saipem was requested by the clients to address the issue under the guarantee. Saipem, presuming not to be obliged to perform those works, has invited the client to investigate other possible causes of the issue identified. At present, no dispute is underway between Saipem and the Consortium.	In 2013 Saipem continued to pursue the development of state of the art technologies for working in deep and ultra-deep waters, the design of floating liquefaction facilities, the development of new techniques and equipment for the installation and grounding of underwater pipes in extreme conditions. In particular, the innovative “Subsea Processing” system and floating liquefaction units (FLNG) were developed. In the process of subsea pipeline construction, new equipment was applied successfully, which enhanced the process and the quality of steel pipes’ soldering with carbon and inoxidable materials.

Engineering & Construction Onshore
In 2013 revenues amounted to euro 4,619 million, registering a decrease of 24.4% from 2012, due to lower levels of activity in Northern and Western Africa and Middle East. Orders acquired during the year amounted to euro 2,566 million (euro 3,972 million in 2012). Among the main orders acquired were: (i) the EPC contract on behalf of Dangote Fertilizer for the realization of a new ammonia and urea production complex to be realized in Edo State, Nigeria. The contract encompasses the construction of two twin production streams and related utilities and off-site facilities; (ii) the EPC contract on behalf of Star Refinery AS, for the realization of Socar Refinery in Turkey, encompassing the engineering, procurement and construction of a refinery and three crude refinery jetties, to be built in the area adjacent to the Petkim Petrochemical facility; (iii) the EPC contract for Eni related to the improvements to the storage infrastructure for crude oil of Tempa Rossa field, in Italy.
R&D activities aiming at improving proprietary process technologies and increasing the company’s environmental services portfolio concerned: (i) the study on the improvement of propriety technology for the production of urea, with the development of a new process “Urea Zero Emission”; (ii) the launch of the innovative project in order to improve energy efficiency.

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Eni Annual Report / Operating Review

Offshore drilling
In 2013 revenues amounted to euro 1,177 million, with an increase of 8.1% from 2012. This was due to the entry in full activity of the semisubmersible rigs Scarabeo 8, Scarabeo 3 and Scarabeo 6 and the beginning of operations of Ocean Spur vessels. Orders acquired in the year amounted to euro 1,401 million (euro 1,025 million in 2012), mainly related to: (i) five-year contract extension with Eni for the charter of the drillship Saipem 10000 starting from the third quarter of 2014 for worldwide drilling activity operations; (ii) one-year contract extension on behalf of IEOC, for the utilization of the semi-submersible Scarabeo 4 in Egypt; (iii) two-year contract extension on behalf of Eni for the charter of the Saipem TAD for drilling activity offshore Congo.

Onshore drilling
In 2013 revenues amounted to euro 721 million, slightly decreasing	from 2012. Lower levels of activities in Algeria were almost completely absorbed by higher levels of activities in Saudi Arabia, Kazakhstan and Mauritania. Orders acquired in the year amounted to euro 909 million (euro 917 million in 2012), mainly related to: (i) three-year contract extension on behalf of Eni Congo for the management of a client’s plant; (ii) the extension of the drilling contracts with variable duration, on behalf of several clients, in South America; (iii) new contracts by several clients, signed under different terms ranging from six months to five years, for the utilization of 17 rigs in Middle East, the Caspian sea, South America, West Africa, Turkey and Ukraine. Among these newly contracted rigs, two will be working for Shell under a long term Global Framework, engaging Saipem in a call-off agreement to facilitate new Country entries and, for exploration purposes, provide onshore drilling services worldwide, at pre-agreed terms and conditions.

Orders acquired	(euro million)	2011	2012	2013	Change	% Ch.
	12,505	13,391	10,653	(2,738)	(20.4)
Engineering & Construction Offshore	6,131	7,477	5,777	(1,700)	(22.7)
Engineering & Construction Onshore	5,006	3,972	2,566	(1,406)	(35.4)
Offshore drilling	780	1,025	1,401	376	36.7
Onshore drilling	588	917	909	(8)	(0.9)
of which:
- Eni	822	631	1,514	883	..
- Third parties	11,683	12,760	9,139	(3,621)	(28.4)
of which:
- Italy	1,116	485	591	106	21.9
- Outside Italy	11,389	12,906	10,062	(2,844)	(22.0)

Order backlog	(euro million)	Dec. 31, 2011	Dec. 31, 2012	Dec. 31, 2013	Change	% Ch.
	20,417	19,739	17,514	(2,225)	(11.3)
Engineering & Construction Offshore	6,600	8,721	8,447	(274)	(3.1)
Engineering & Construction Onshore	9,604	6,701	4,436	(2,265)	(33.8)
Offshore drilling	3,301	3,238	3,390	152	4.7
Onshore drilling	912	1,079	1,241	162	15.0
of which:
- Eni	2,883	2,526	2,261	(265)	(10.5)
- Third parties	17,534	17,213	15,253	(1,960)	(11.4)
of which:
- Italy	1,816	1,719	784	(935)	(54.4)
- Outside Italy	18,601	18,020	16,730	(1,290)	(7.2)

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Eni Annual Report / Operating Review

Capital expenditure

Capital expenditure of the Engineering & Construction Division amounted to euro 902 million and mainly related to: (i) the Engineering & Construction Offshore business unit for the completion of the preparation work for a new pipelayer, in continuation of the construction activity for a realization of a new base in Brazil, as well as maintenance and upgrading of already existing assets; (ii) the Engineering & Construction Onshore business unit for the acquisition of equipment and	facilities for the base in Canada, as well as maintenance of the asset base; (iii) the Offshore Drilling business unit for the class reinstatement works on the semi-submersible rig Scarabeo 5 and Scarabeo 7 as well as jack-up Perro Negro 3, in addition to maintenance and upgrading of already existing assets; (iv) in the Onshore Drilling business unit, the preparation work for four new rigs intended to operate in Saudi Arabia and upgrading of the asset base.

Capital expenditure	(euro million)	2011	2012	2013	Change	% Ch.
Engineering & Construction Offshore	400	505	373	(132)	(26.1)
Engineering & Construction Onshore	45	66	116	50	75.8
Offshore drilling	507	281	172	(109)	(38.8)
Onshore drilling	121	120	210	90	75.0
Other expenditure	17	39	31	(8)	(20.5)
	1,090	1,011	902	(109)	(10.8)

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Eni Annual Report / Financial review and other information

Financial review

Profit and loss account1

2011	(euro million)	2012	2013	Change	% Ch.
107,690	Net sales from operations	127,220	114,722	(12,498)	(9.8)
926	Other income and revenues	1,546	1,385	(161)	(10.4)
(83,199)	Operating expenses	(99,976)	(95,477)	4,499	4.5
(69)	of which non-recurring items
171	Other operating income (expense)	(158)	(71)	87	55.1
(8,785)	Depreciation, depletion, amortization and impairments	(13,561)	(11,703)	1,858	13.7
16,803	Operating profit	15,071	8,856	(6,215)	(41.2)
(1,146)	Finance income (expense)	(1,347)	(991)	356	26.4
2,123	Net income from investments	2,881	6,115	3,234	..
17,780	Profit before income taxes	16,605	13,980	(2,625)	(15.8)
(9,903)	Income taxes	(11,661)	(9,008)	2,653	22.8
55.7	Tax rate (%)	70.2	64.4	(5.8)
7,877	Net profit - continuing operations	4,944	4,972	28	0.6
(74)	Net profit - discontinued operations	3,732		(3,732)	..
7,803	Net profit	8,676	4,972	(3,704)	(42.7)
	Attributable to:
6,860	Eni's shareholders:	7,790	5,160	(2,630)	(33.8)
6,902	- continuing operations	4,200	5,160	960	22.9
(42)	- discontinued operations	3,590		(3,590)	..
943	Non-controlling interest:	886	(188)	(1,074)	..
975	- continuing operations	744	(188)	(932)	..
(32)	- discontinued operations	142		(142)	..

Net profit
In 2013, net profit attributable to Eni’s shareholders was euro 5,160 million. The result was achieved against the backdrop of tough market conditions which impacted all of Eni’s business segments. The E&P recorded extraordinary disruptions to its producing activities related to geopolitical factors.
The mid-downstream businesses were hit by a continued deterioration in selling prices and margins due to the economic downturn and structural headwinds in the trading environment reflecting plunging demand for energy commodities, excess supplies/overcapacity and competitive pressure. Finally Saipem reported extraordinary contract losses.	Despite these extraordinary negatives, 2013 net profit increased by 22.9% (up euro 960 million) from 2012, driven by the portfolio rationalization permitted by the recent discoveries that has allowed an anticipated monetization of results and cash. Eni has thus monetized a 20% interest in the Mozambique discovery by divesting it to CNPC for a cash consideration of euro 3.4 billion and a net gain recorded in profit of approximately euro 3 billion. It has also divested its 60% stake in Artic Russia for a total consideration of euro 2.2 billion which was cashed-in in January 2014, with the profit for 2013 benefiting of a fair-value revaluation of euro 1.7 billion taken at the investee due to the loss of joint control at the balance sheet date.

(1) Changes in the Group results are calculated with respect to results earned by the Group’s continuing operations in 2012 considering that at the time Snam was consolidated in the Group accounts and reported as discontinued operations based on IFRS 5. In the circumstances of discontinued operations, the International Financial Reporting Standards require that the profits earned by continuing and discontinued operations are those deriving from transactions external to the Group.

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Eni Annual Report / Financial review and other information

Adjusted net profit

2011	(euro million)	2012	2013	Change	% Ch.
6,902	Net profit attributable to Eni's shareholders - continuing operations	4,200	5,160	960	22.9
(724)	Exclusion of inventory holding (gains) losses	(23)	438
760	Exclusion of special items	2,953	(1,165)
	of which:
69	- non-recurring items
691	- other special items	2,953	(1,165)
6,938	Adjusted net profit attributable to Eni's shareholders - continuing operations (a)	7,130	4,433	(2,697)	(37.8)

(a) For a detailed explanation of adjusted operating profit and net profit see paragraph “Reconciliation of reported operating and net profit to results on an adjusted basis”.

Adjusted net profit attributable to Eni’s shareholders amounted to euro 4,433 million, a decrease of euro 2,697 million, down by 37.8% from 2012. Excluding Snam’s contribution to continuing operations in 2012, the decline of 2013 adjusted net profit was 35%. The decline reflected the lower performance incurred by all the Divisions reflecting the above mentioned drivers. Adjusted net profit was calculated by excluding an inventory holding loss which amounted to euro 438 million and special gains of euro 1,165 million, net of exchange rate differences and exchange rate derivative instruments reclassified in operating profit, as they mainly related to derivative transactions entered into to manage exposure to the exchange rate risk implicit in commodity pricing formulas, resulting in a net negative adjustment of euro 727 million.
Special charges in operating profit of euro 3,046 million mainly related to:
i) impairment losses of euro 2,400 million recorded to write down the book values of property, plant and equipment, goodwill and other intangible assets to their lower values-in-use in the gas marketing (euro 1,685 million), electricity generation and refining businesses (euro 633 million). In performing the impairment review, management assumed a reduced profitability outlook in those businesses driven by structural headwinds in demand, excess capacity and oversupplies, rising competitive pressures and other cost disadvantages. Minor impairment losses were incurred at a number of oil & gas properties in the Exploration & Production Division (a net loss of euro 19 million) reflecting downward reserve revisions, almost completely offset by the reversal of assets impaired in previous years following positive revisions of reserves, as well as marginal lines of business in the Chemical segment	(euro 44 million) due to lack of profitability perspectives;
ii) risk provisions (euro 334 million) related to onerous contracts, net of reversal;
iii) exchange rate differences and exchange rate derivative instruments reclassified as operating items, mainly related to derivative transactions entered into to manage exposure to the exchange rate risk implicit in commodity pricing formulas (gain of euro 195 million);
iv) provisions for redundancy incentives (euro 270 million in the year) and environmental provisions (euro 205 million);
v) the effects of fair-value evaluation of certain commodity derivatives contracts lacking the formal requisites to be accounted as hedges under IFRS (a loss of euro 315 million);
vi) net gains on the divestment of marginal properties in the Exploration & Production Division (euro 283 million).
Non-operating special items included:
i) the gain on the divestment of an interest to CNPC in the Mozambique project (euro 2,994 million net of the related tax effect), the divestment of an interest of 8.19% in the share capital of Galp amounting to euro 98 million, of which euro 67 million related to the reversal of the evaluation reserve and on the divestment of an interest of 11.69% of the share capital of Snam amounting to euro 75 million, of which euro 8 million related to the reversal of the evaluation reserve;
ii) the fair-value revaluation of 60% Eni’s stake in the joint venture Artic Russia, based on the Sale and Purchase Agreement signed with Gazprom (euro 1,682 million);
iii) a write-off of deferred tax assets which were assessed to be no more recoverable due to the projections of lower earnings before income taxes at Italian activities (euro 954 million);
iv) a write-off of deferred tax assets relating to the renegotiation of certain petroleum contracts (euro 490 million).

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Eni Annual Report / Financial review and other information

The breakdown of adjusted net profit by Division is shown in the table below:

2011	(euro million)	2012	2013	Change	% Ch.
6,865	Exploration & Production	7,426	5,952	(1,474)	(19.8)
252	Gas & Power	473	(246)	(719)	..
(264)	Refining & Marketing	(179)	(232)	(53)	(29.6)
(206)	Versalis	(395)	(338)	57	14.4
1,098	Engineering & Construction	1,111	(253)	(1,364)	..
(225)	Other activities	(247)	(205)	42	17.0
(753)	Corporate and financial companies	(976)	(472)	504	51.6
1,146	Impact of unrealized intragroup profit elimination (a)	661	39	(622)
7,913	Adjusted net profit - continuing operations	7,874	4,245	(3,629)	(46.1)
	of which attributable to:
975	- non-controlling interest	744	(188)	(932)	..
6,938	- Eni's shareholders	7,130	4,433	(2,697)	(37.8)

(a) This item concerned mainly intragroup sales of commodities, services and capital goods recorded in the assets of the purchasing business segment as of end period.

Group results were achieved in a trading environment characterized by lowering oil and gas realizations in dollar terms due to a slightly declining Brent price, down by 2.6% from 2012.
Refining margins in the Mediterranean area fell to an unprecedented level, down to less than one dollar per barrel (down by 45.3% from 2012) due to structural headwinds in the industry driven by overcapacity, lower demand and increasing competition from imported refined product streams.
Furthermore, Eni’s results in the Refining & Marketing Division were affected by narrowing differentials between the heavy crudes processed by Eni’s refineries and the marker Brent which reflected the lower availability of the former in the Mediterranean area.
Gas market was characterized by a weak demand, strong	competitive pressures and oversupplies.
Price competition among operators has been stiff taking into account minimum off-take obligations provided by gas purchase take-or-pay contracts and reduced sales opportunities.
Spot prices in Europe increased by 12.2% from 2012, even if this was not reflected in gas margins because of higher oil-linked supply costs.
Eni’s results were also impacted by sharply lower margins in the production and sale of electricity due to oversupply and increasing competition from more competitive sources.
Results of 2013 were affected by the appreciation of the euro against the dollar (up by 3.3% over the year).

2011	2012	2013	% Ch.
111.27	Average price of Brent dated crude oil (a)	111.58	108.66	(2.6)
1.392	Average EUR/USD exchange rate (b)	1.285	1.328	3.3
79.94	Average price in euro of Brent dated crude oil	86.83	81.82	(5.8)
2.06	Average European refining margin (c)	4.83	2.64	(45.3)
2.90	Average European refining margin Brent/Ural (c)	4.94	2.60	(47.4)
1.48	Average European refining margin in euro	3.76	1.99	(47.1)
9.03	Price of NBP gas (d)	9.48	10.64	12.2
1.4	Euribor - three-month euro rate (%)	0.6	0.2	(66.7)
0.3	Libor - three-month dollar rate (%)	0.4	0.3	(25.0)

(a) In USD dollars per barrel, Source: Platt’s Oilgram.
(b) Source: ECB.
(c) In USD per barrel FOB Mediterranean Brent dated crude oil. Source: Eni calculations based on Platt’s Oilgram data.
(d) In USD per million BTU (British Thermal Unit). Source: Platt’s Oilgram.

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Analysis of profit and loss account items

Net sales from operations

2011	(euro million)	2012	2013	Change	% Ch.
29,121	Exploration & Production	35,881	31,268	(4,613)	(12.9)
33,093	Gas & Power	36,200	32,124	(4,076)	(11.3)
51,219	Refining & Marketing	62,656	57,329	(5,327)	(8.5)
6,491	Versalis	6,418	5,859	(559)	(8.7)
11,834	Engineering & Construction	12,771	11,611	(1,160)	(9.1)
85	Other activities	119	80	(39)	(32.8)
1,365	Corporate and financial companies	1,369	1,453	84	6.1
(54)	Impact of unrealized intragroup profit elimination	(75)	18	93
(25,464)	Consolidation adjustments	(28,119)	(25,020)	3,099
107,690		127,220	114,722	(12,498)	(9.8)

In 2013, Eni’s net sales from operations (euro 114,722 million) decreased by euro 12,498 million from 2012 (down by 9.8%) reflecting lower realizations on commodities in dollar terms, negative impact of the appreciation of the euro against the US dollar, lower production and sales, and a marked slowdown in the Engineering & Construction business activity.

Revenues generated by the Exploration & Production Division (euro 31,268 million) decreased by euro 4,613 million, or 12.9%, due to lower oil and gas realizations in dollar terms (down by 2.1%), the appreciation of the euro against the US dollar and the extraordinary disruptions in Libya and Nigeria.

Revenues generated by the Gas & Power Division (euro 32,124 million) decreased by euro 4,076 million, down by 11.3%, due to continued deterioration in selling prices to large customers in Italy reflecting a weak gas demand and increasing competitive pressure. In addition spot prices at Italian hubs which are the main benchmark for selling prices in short-term supplies to large Italian customers have aligned very rapidly to continental hubs, thus	driving a large fall in average realizations. Finally, the segment recorded lower sales to European target markets (down by 7.2%).

Revenues generated by the Refining & Marketing Division (euro 57,329 million) decreased by euro 5,327 million, or 8.5%, mainly reflecting lower sales of refined products (down 4.84 mmtonnes; or 10%, from 2012) and the negative impact of the currency.

Revenues generated by Versalis (euro 5,859 million) decreased by euro 559 million, down by 8.7% from 2012 mainly due to a decline in volumes sold (down by 4.2%) against the backdrop of the continuing weak commodity demand, impacted by the economic downturn, declining average sales prices (down by 3.2%), mainly in olefin prices (down by 23%), as result of the fall in butadiene’s unit margins.

Revenues generated by the Engineering & Construction business (euro 11,611 million) decreased by euro 1.160 million, or 9.1% due to marketing and operating difficulties, mainly in the first half of 2013 and the decline of business activity in onshore and offshore construction segments.

Operating expenses

2011	(euro million)	2012	2013	Change	% Ch.
78,795	Purchases. services and other	95,363	90,213	(5,150)	(5.4)
	of which:
69	- non-recurring items
265	- other special items	1,154	539
4,404	Payroll and related costs	4,613	5,264	651	14.1
	of which:
203	- provision for redundancy incentives	64	270
83,199		99,976	95,477	(4,499)	(4.5)

In 2013 operating expenses (euro 95,477 million) decreased by euro 4,499 million, or 4.5%, from 2012.
Purchases, services and other costs (euro 90,213 million) decreased by euro 5,150 million, or 5.4%, reflecting lower supply costs in euro terms of raw materials and the benefit of renegotiations of long-term gas supply contracts, some of which were retroactive to previous reporting periods. Purchases,	services and other costs included special charges of euro 539 million (euro 1,154 million in 2012) mainly related to environmental and onerous contracts risk provisions, net of reversal deriving from renegotiations. In 2012 special charges mainly referred to the extraordinary expenses and risk provisions of euro 945 million incurred in connection with price revisions at long-term gas purchase contracts.

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Payroll and related costs (euro 5,264 million) increased by euro 651 million from 2012, or 14.1%, due to an higher average number of employees outside Italy, particularly in the Engineering & Construction business	and higher provision for redundancy incentives (euro 270 million), which included Eni’s cost for 2013-2014 redundancy, pursuant to the provisions of Italian Law No. 223/1991.

Depreciation, depletion, amortization and impairments

2011	(euro million)	2012	2013	Change	% Ch.
6,251	Exploration & Production	7,988	7,812	(176)	(2.2)
413	Gas & Power	405	329	(76)	(18.8)
351	Refining & Marketing	331	309	(22)	(6.6)
90	Versalis	90	95	5	5.6
596	Engineering & Construction	683	721	38	5.6
2	Other activities	1	1
75	Corporate and financial companies	65	61	(4)	(6.2)
(23)	Impact of unrealized intragroup profit elimination	(25)	(25)
7,755	Total depreciation. depletion and amortization	9,538	9,303	(235)	(2.5)
1,030	Impairments	4,023	2,400	(1,623)	(40.3)
8,785		13,561	11,703	(1,858)	(13.7)

Depreciation, depletion and amortization (euro 9,303 million) decreased by euro 235 million, down by 2.5% from 2012, mainly in the Exploration & Production Division due to lower productions in particular in Libya and Nigeria and the appreciation of the euro against the US dollar. The increase recorded in the Engineering & Construction business (up euro 38 million, or 5.6%) was due to new vessels and rigs which were brought into operations.

Impairment charges of euro 2,400 million mainly regarded the goodwill and other intangible assets allocated to the gas Marketing activity and impairment losses of refining and electricity plants driven by a reduced profitability outlook on the back of the ongoing European downturn. In performing the impairment review, management	assumed a reduced profitability outlook in those businesses driven by a deteriorating European macroeconomic environment, volatility in commodity prices and margins, and rising competitive pressures. Other impairment losses were incurred at a number of oil&gas properties in the Exploration & Production Division reflecting downward reserve revisions almost completely offset by the reversal of impairment charges made in previous reporting periods due to positive revisions of reserves, as well as marginal lines of business in the Chemical segment due to lack of profitability perspectives.

The breakdown of impairment charges by Division is shown in the table below:

2011	(euro million)	2012	2013	Change	% Ch.
189	Exploration & Production	547	19	(528)	(96.5)
154	Gas & Power	2,494	1,685	(809)	(32.4)
488	Refining & Marketing	843	633	(210)	(24.9)
160	Versalis	112	44	(68)	(60.7)
35	Engineering & Construction	25		(25)	..
4	Other activities	2	19	17	..
1,030		4,023	2,400	(1,623)	(40.3)

Operating profit
The breakdown of the reported operating profit by Division is provided below:

2011	(euro million)	2012	2013	Change	% Ch.
15,887	Exploration & Production	18,470	14,871	(3,599)	(19.5)
(326)	Gas & Power	(3,219)	(2,992)	227	7.1
(273)	Refining & Marketing	(1,296)	(1,517)	(221)	(17.1)
(424)	Versalis	(681)	(725)	(44)	(6.5)
1,422	Engineering & Construction	1,442	(83)	(1,525)	..
(427)	Other activities	(300)	(337)	(37)	(12.3)
(319)	Corporate and financial companies	(341)	(399)	(58)	(17.0)
1,263	Impact of unrealized intragroup profit elimination	996	38	(958)
16,803	Operating profit	15,071	8,856	(6,215)	(41.2)

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Adjusted operating profit
The breakdown of the adjusted operating profit by Division is provided below:

2011	(euro million)	2012	2013	Change	% Ch.
16,803	Operating profit - continuing operations	15,071	8,856	(6,215)	(41.2)
(1,113)	Exclusion of inventory holding (gains) losses	(17)	716
1,540	Exclusion of special items	4,744	3,046
	of which:
69	- non-recurring items
1,471	- other special items	4,744	3,046
17,230	Adjusted operating profit - continuing operations	19,798	12,618	(7,180)	(36.3)
	Breakdown by Division
16,075	Exploration & Production	18,537	14,646	(3,891)	(21.0)
(247)	Gas & Power	356	(663)	(1,019)	..
(539)	Refining & Marketing	(321)	(482)	(161)	(50.2)
(273)	Versalis	(483)	(386)	97	20.1
1,443	Engineering & Construction	1,474	(84)	(1,558)	..
(226)	Other activities	(222)	(210)	12	5.4
(266)	Corporate and financial companies	(325)	(332)	(7)	(2.2)
1,263	Impact of unrealized intragroup profit elimination and other consolidation adjustments	782	129	(653)
17,230		19,798	12,618	(7,180)	(36.3)

Eni’s adjusted operating profit, calculated by excluding an inventory holding loss which amounted to euro 716 million and special gains of euro 3,046 million, amounted to euro 12,618 million, a decrease of euro 7,180 million from the previous year (down by 36.3%), reflecting a lower operating performance recorded by the following Divisions:
- Exploration & Production (down euro 3,891 million, or 21%) driven by lower production sold impacted by geopolitical issues mainly in Libya and Nigeria and the appreciation of the euro against the US dollar (approximately euro 560 million);
- Gas & Power reported an adjusted operating loss at euro 663 million, down euro 1,019 million from an adjusted operating profit of euro 356 million in 2012. The decline was driven by the continued deterioration in selling prices to large customers in Italy against the backdrop of weak gas demand and increasing	competitive pressure, as well as plunging margins on the production and sale of electricity;
- Refining & Marketing reported sharply higher adjusted operating losses (from euro 321 million in 2012 to euro 482 million in 2013), reflecting unprecedented decline in refining margins (the average Brent refining margin decreased to 2.64 $/bbl, or by 45.3% from 2012) driven by weak demand for refined products and overcapacity, the effects of which were exacerbated by shrinking price differentials between light and heavy crudes;
- Engineering & Construction reported an adjusted operating loss of euro 84 million (down euro 1,558 million from 2012) due to marketing and operating difficulties incurred in the first half of 2013 resulting in sharply lower revision of margin estimates at certain large contracts for the construction of onshore industrial complexes.

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Finance income (expense)

2011	(euro million)	2012	2013	Change
(881)	Finance income (expense) related to net borrowings	(929)	(828)	101
(922)	- finance expense on short and long-term debt	(980)	(923)	57
22	- net interest due to banks	27	43	16
	- net income from financial activities held for trading		4	4
19	- net income from receivables and securities for non-financing operating activities	24	48	24
(112)	Income (expense) on derivative financial instruments	(251)	(92)	159
29	- derivatives on exchange rate	(137)	(91)	46
(141)	- derivatives on interest rate	(88)	40	128
	- derivates on securities	(26)	(41)	(15)
(111)	Exchange differences, net	131	36	(95)
(154)	Other finance income (expense)	(448)	(277)	171
75	- net income from receivables and securities for financing operating activities	69	74	5
(235)	- finance expense due to the passage of time (accretion discount)	(308)	(240)	68
6	- other finance income (expense)	(209)	(111)	98
(1,258)		(1,497)	(1,161)	336
112	Finance expense capitalized	150	170	20
(1,146)		(1,347)	(991)	356

Net finance expense decreased by euro 356 million to euro 991 million from 2012, reflecting lower financial expense on debt (down euro 57 million) due to favorable trends in key market benchmarks and gains recognized in fair value evaluation of certain derivative instruments on interest rates (up euro 128 million) which did not meet the formal criteria to be designated as hedges under IFRS. Negative exchange differences net (down euro 95 million) were	partly offset by lower losses on exchange rate derivatives (up euro 46 million) recognized through profit as lacking the formal criteria for hedge accounting in accordance with IAS 39. Other financial expense decreased by euro 98 million from 2012 mainly due to the fact that the 2012 results reflected finance charges accrued on amounts due to certain gas suppliers following the definition of contractual price revisions.

Net income from investments
The table below sets forth the breakdown of net income from investments by Division:

2013 (euro million)	Exploration & Production	Gas & Power	Refining & Marketing	Engineering & Construction	Other segments	Group
Share of gains (losses) from equity-accounted investments	129	101	19	(12)	15	252
Dividends	235		49		116	400
Gains on disposal	3,359	(1)	67		173	3,598
Other income (expense), net	1,685	(10)	23		167	1,865
	5,408	90	158	(12)	471	6,115

Net income from investments amounted to euro 6,115 million and mainly related to gains on disposal of assets (euro 3,598 million) referred to the gain recorded on the sale of a 28.57% interest in Eni East Africa, which is the operator of Area 4 in Mozambique, to China National Petroleum Corporation (euro 3,359 million) and the fair-value revaluation of Eni’s interest in Artic Russia (euro 1,682 million) due to the loss of joint control at the balance sheet date, following the occurrence of all conditions precedent of the SPA (Sale and Purchase Agreement) with Gazprom. In January 2014, the consideration of the disposal was cashed in. Minor gains were recorded on the divestment of the available-for-sale interests in Snam (euro 75 million of which euro 8 million related to the reversal of the evaluation reserve) and Galp (euro 98 million).	Other income related to: (i) Eni’s share of profit of entities accounted for under the equity-accounting method (euro 252 million), mainly in the Exploration & Production and Gas & Power Divisions; (ii) dividends received from entities accounted for at cost (euro 400 million), relating to Nigeria LNG Ltd (euro 224 million), Snam SpA (euro 72 million) and Galp Energia SGPS SA (euro 43 million).

These increases were partly absorbed by the fact that 2012 benefited from gains relating to the divestment of a 9% stake in Galp (euro 311 million) and the revaluation of the residual interest (euro 865 million), as well as a gain recorded on an equity transaction made by Galp’s subsidiary (euro 835 million).

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The table below sets forth a breakdown of net income/loss from investments for 2013:

2011	(euro million)	2012	2013	Change
500	Share of gains (losses) from equity-accounted investments	278	252	(26)
659	Dividends	431	400	(31)
1,121	Gains on disposal	349	3,598	3,249
(157)	Other income (expense), net	1,823	1,865	42
2,123		2,881	6,115	3,234

Income taxes

2011	(euro million)	2012	2013	Change
	Profit before income taxes
694	Italy	(723)	(3,848)	(3,125)
17,086	Outside Italy	17,328	17,828	500
17,780		16,605	13,980	(2,625)
	Income taxes
227	Italy	945	313	(632)
9,676	Outside Italy	10,716	8,695	(2,021)
9,903		11,661	9,008	(2,653)
	Tax rate (%)
32.7	Italy	..	(8.1)	..
56.6	Outside Italy	61.8	48.8	(13.0)
55.7		70.2	64.4	(5.8)

Income taxes were euro 9,008 million, down euro 2,653 million compared to the previous year, mainly reflecting lower income taxes currently payable which were incurred by subsidiaries in the Exploration & Production Division operating outside Italy due to a declining taxable profit.
The reported tax rate was 64.4%, compared to the statutory tax rate of 41.9%, calculated by applying the Italian statutory tax rate on corporate profit of 38% and 3.9% corporate tax rate applicable to net value of production as provided for by Italian laws.
The difference between the statutory and effective tax rate was due to: (i) the higher share of taxable profit reported outside Italy by the Exploration & Production Division; (ii) the write-off of deferred tax assets which were assessed to be no more recoverable due to the projections of lower earnings before income taxes at Italian activities for 8.9 percentage points; (iii) the partially non-taxable gains which were recorded on the	sale of Eni’s 28.57% interest in Eni East Africa SpA, the non-taxable gains registered on the sale of on the Galp SGPS and Snam SpA interests, as well as, with an opposite effect, the non-deductible charges relating to the goodwill impairment of the European Market cash generating unit and to intergroup dividend distribution.
Adjusted tax rate, calculated as ratio of income taxes to net profit before taxes on an adjusted basis, was 66.4% and it was higher than in 2012 (59.8%) reflecting the higher share of taxable profit reported by the Exploration & Production Division and the fact that the Company could not recognize any tax-loss carry-forward for Saipem losses.

Non-controlling interest
Non-controlling interest’s share of loss was euro 188 million and related mainly to Saipem SpA.

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Divisional performance2

Exploration & Production

2011	(euro million)	2012	2013	Change	% Ch.
15,887	Operating profit		18,470	14,871	(3,599)	(19.5)
188	Exclusion of special items:		67	(225)
190	- asset impairments		550	19
(63)	- net gains on disposal of assets		(542)	(283)
	- risk provisions		7	7
44	- provision for redundancy incentives		6	52
1	- commodity derivatives		1	(2)
(2)	- exchange rate differences and derivatives		(9)	(2)
18	- other		54	(16)
16,075	Adjusted operating profit		18,537	14,646	(3,891)	(21.0)
(231)	Net financial income (expense) (a)		(264)	(264)
624	Net income (expense) from investments (a)		436	367	(69)
(9,603)	Income taxes (a)		(11,283)	(8,797)	2,486
58.3	Tax rate	(%)	60.3	59.6	(0.7)
6,865	Adjusted net profit		7,426	5,952	(1,474)	(19.8)
	Results also include:
6,440	- amortization and depreciation		8,535	7,831	(704)	(8.2)
	of which:
1,165	exploration expenditures		1,835	1,736	(99)	(5.4)
820	- amortization of exploratory drilling expenditures and other		1,457	1,362	(95)	(6.5)
345	- amortization of geological and geophysical exploration expenses		378	374	(4)	(1.1)
	Average hydrocarbons realizations
102.11	Liquids (b)	($/bbl)	102.58	99.44	(3.14)	(3.1)
6.48	Natural gas	($/mcf)	7.12	7.26	0.14	1.9
72.26	Hydrocarbons	($/boe)	73.39	71.87	(1.52)	(2.1)

(a) Excluding special items.
(b) Includes condensates.

In 2013, the Exploration & Production Division recorded an adjusted operating profit of euro 14,646 million, decreasing by euro 3,891 million from 2012, down by 21%, due to lower production sold, impacted by extraordinary disruptions mainly in Libya and Nigeria, the appreciation of the euro against the US dollar (approximately euro 560 million), as well as lower oil and gas realizations in dollar terms (down by 2.1%, on average).

Special charges excluded from adjusted operating profit amounted to euro 225 million and mainly related to net gains on disposal of	marginal assets (euro 283 million), partly offset by provision for redundancy incentives (euro 52 million) and by minor impairment losses incurred at a number of oil&gas properties reflecting downward reserve revisions, almost completely offset by the reversal of impairment charges made in previous reporting periods due positive revisions of reserves (net charge of euro 19 million).

Adjusted net profit decreased by euro 1,474 million to euro 5,952 million (down by 19.8%) from 2012, due to lower operating performance and lower income from investments.

(2) For a detailed explanation of adjusted operating profit and net profit see the paragraph “Reconciliation of reported operating profit and reported net profit to results on an adjusted basis”.

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Gas & Power

2011	(euro million)	2012	2013	Change	% Ch.
(326)	Operating profit	(3,219)	(2,992)	227	7.1
(166)	Exclusion of inventory holding (gains) losses	163	191
245	Exclusion of special items:	3,412	2,138
154	- asset impairments	2,494	1,685
	- net gains on disposal of assets	(3)	1
77	- risk provisions	831	292
	- environmental provisions	(2)	(1)
34	- provisions for redundancy incentives	5	10
45	- commodity derivatives		314
(82)	- exchange rate differences and derivatives	(51)	(186)
17	- other	138	23
(247)	Adjusted operating profit	356	(663)	(1,019)	..
(657)	Marketing	47	(837)	(884)	..
410	International transport	309	174	(135)	(43.7)
43	Net finance income (expense) (a)	29	24	(5)
363	Net income (expense) from investments (a)	261	100	(161)
93	Income taxes (a)	(173)	293	466
..	Tax rate (%)	26.8	..
252	Adjusted net profit	473	(246)	(719)	..

(a) Excluding special items.

In 2013, the Gas & Power Division reported sharply lower adjusted operating loss of euro 663 million, compared to operating profit of euro 356 million registered in 2012.
The Marketing business reported a loss of euro 837 million, compared to break-even results achieved in the previous year (adjusted operating profit of euro 47 million). This negative trend reflected increasing competition, an ongoing demand downturn and oversupplies, the effects of which were exacerbated by minimum off-take obligations provided by long-term supply contracts. Based on these trends, Eni’s gas business in Italy was impacted by plummeting prices realized on short-term selling contracts to large Italian clients because those prices are benchmarked to Italian spot prices which have been aligning to continental hubs determining negative margins in comparison with oil-linked supply costs. The decline in spot prices has been transferred to long-term selling contracts. Furthermore, Eni’s results were impacted by sharply lower margins in the production and sale of gas-fired electricity due to oversupply and increasing competition from more competitive sources such as coal-fired electricity and renewables. The	International transport activity also registered a decline in operating performance (down by 43.7%).

The special charges excluded from adjusted operating loss amounted to euro 2,138 million related to: (i) impairment losses of euro 1,685 million recorded mainly in the activity of electricity generation (euro 919 million) due to the projections of reduced cash flows, impacted by lower electricity demand and the pressures on margins determined by renewable energy and coal competition, as well as impairment losses recorded to write down the book values of goodwill and other intangible assets to their lower value-in-use mainly in the gas marketing business reflecting structural headwinds; (ii) expenses for fair-valued commodity derivatives of euro 314 million lacking formal prerequisites to be accounted as hedges; (iii) risk provisions of euro 292 million in 2013.

The Gas & Power Division reported an adjusted net loss of euro 246 million, representing a decrease of euro 719 million compared to 2012, also due to reduced results from equity-accounted entities.

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Other performance indicators
Follows a breakdown of the pro-forma adjusted EBITDA by business:

2011	(euro million)	2012	2013	Change	% Ch.
949	Pro-forma EBITDA adjusted	1,316	6	(1,310)	..
257	Marketing	858	(311)	(1,169)	..
44	of which: +/(-) adjustment on commodity derivatives
692	International transport	458	317	(141)	(30.8)

EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization charges) on an adjusted basis is calculated by adding amortization and depreciation charges to adjusted operating profit, which is also modified to take into account the impact associated with certain derivatives instruments as detailed below. This performance indicator includes the adjusted EBITDA of Eni’s wholly owned subsidiaries and Eni’s share of adjusted EBITDA generated by certain associates which are accounted for under the equity method for IFRS purposes. Management believes that the EBITDA	pro-forma adjusted is an important alternative measure to assess the performance of Eni’s Gas & Power Division, taking into account evidence that this Division is comparable to European utilities in the gas and power generation sector. This measure is provided in order to assist investors and financial analysts in assessing the divisional performance of Eni Gas & Power, as compared to its European peers, as EBITDA is widely used as the main performance indicator for utilities. The EBITDA pro-forma adjusted is a non-GAAP measure under IFRS.

Refining & Marketing

2011	(euro million)	2012	2013	Change	% Ch.
(273)	Operating profit	(1,296)	(1,517)	(221)	(17.1)
(907)	Exclusion of inventory holding (gains) losses	(29)	221
641	Exclusion of special items:	1,004	814
488	- asset impairments	846	633
10	- net gains on disposal of assets	5	(9)
8	- risk provisions	49
34	- environmental provisions	40	93
81	- provisions for redundancy incentives	19	91
(3)	- commodity derivatives		5
(4)	- exchange rate differences and derivatives	(8)	(2)
27	- other	53	3
(539)	Adjusted operating profit	(321)	(482)	(161)	(50.2)
	Net finance income (expense) (a)	(11)	(4)	7
99	Net income (expense) from investments (a)	63	70	7
176	Income taxes (a)	90	184	94
(264)	Adjusted net profit	(179)	(232)	(53)	(29.6)

(a) Excluding special items.

In 2013, the Refining & Marketing Division reported an adjusted operating loss amounting to euro 482 million, a decline of euro 161 million compared to the previous year (down by 50.2%) due to plummeting refining margin in the Mediterranean area (the average Brent refining margin decreased to 2.64 $/bbl, down by 45.3% from 2012) reflecting weak demand for oil products, excess of capacity and growing competition from streams of products imported from Russia and Asia. Furthermore, Eni’s realized margins were impacted by narrowing differentials between the light and heavy crudes that negatively impacted the profitability of complex cycles. The negative scenario was partly counteracted by efficiency initiatives, in particular those aimed at reducing energy and operating costs and optimizing refinery utilization	rates by reducing the throughput of less competitive plants.
Marketing results registered a decline compared to the previous year, due to lower consumption in retail sales.

Special charges excluded from adjusted operating loss amounted to euro 814 million, mainly related to impairment losses of refining plants due to the projection of unprofitable refining margins (euro 633 million), environmental charges (euro 93 million), and provisions for redundancy incentives (euro 91 million).

Adjusted net loss was euro 232 million, down euro 53 million from 2012 adjusted net loss of euro 179 million, mainly due to higher operating losses.

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Versalis

2011	(euro million)	2012	2013	Change	% Ch.
(424)	Operating profit	(681)	(725)	(44)	(6.5)
(40)	Exclusion of inventory holding (gains) losses	63	213
191	Exclusion of special items	135	126
	of which:
10	Non-recurring items
181	Other special items:	135	126
160	- asset impairments	112	44
	- net gains on disposal of assets	1
	- risk provisions	18	4
1	- environmental provisions		61
17	- provisions for redundancy incentives	14	23
	- commodity derivatives	1	(1)
	- exchange rate differences and derivatives	(11)	(5)
3	- other
(273)	Adjusted operating profit	(483)	(386)	97	20.1
	Net finance income (expense) (a)	(3)	(2)	1
	Net income (expense) from investments (a)	2		(2)
67	Income taxes (a)	89	50	(39)
(206)	Adjusted net profit	(395)	(338)	57	14.4

(a) Excluding special items.

In 2013 the adjusted operating loss of euro 386 million improved by euro 97 million, or 20.1%, as the benchmark margin on cracking recovered from the particularly depressed level reported in the first half of 2012. This trend was offset by lower volumes due to weakness in commodity demand pressured by the economic downturn and increasing competition from Asian producers which left product margins and sales volumes at depressed levels.	Special charges excluded from adjusted operating loss of euro 126 million, related mainly to environmental provisions (euro 61 million), impairment of marginal business lines due to lack of profitability perspectives (euro 44 million), as well as to provisions for redundancy incentives (euro 23 million).

Adjusted net loss of euro 338 million improved by euro 57 million from the previous year.

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Engineering & Construction

2011	(euro million)	2012	2013	Change	% Ch.
1,422	Operating profit	1,442	(83)	(1,525)	..
21	Exclusion of special items:	32	(1)
35	- asset impairments	25
4	- net gains on disposal of assets	3	107
10	- provision for redundancy incentives	7	2
(28)	- commodity derivatives	(3)	(1)
	- other		(109)
1,443	Adjusted operating profit	1,474	(84)	(1,558)	..
	Net finance income (expense) (a)	(7)	(5)	2
95	Net income (expense) from investments (a)	55	(12)	(67)
(440)	Income taxes (a)	(411)	(152)	259
28.6	Tax rate (%)	27.0	..
1,098	Adjusted net profit	1,111	(253)	(1,364)	..

(a) Excluding special items.

In 2013, the Engineering & Construction segment registered a steep contraction in profitability with an adjusted operating loss of euro 84 million, compared to the operating profit of euro 1,474 million recorded in 2012. This negative trend was due to marketing and operating difficulties incurred in the first half of 2013 which led management to make sharply lower revision of margin estimates at certain large contracts for the construction of onshore industrial complexes and a slowdown in order acquisitions in Engineering & Construction Onshore and Offshore businesses.

The commercial arbitration with a Group’s subsidiary is ongoing relating to a change order as part of a project to build a gas plant	in Algeria. It is worth mentioning that this issue, whichever the outcome, will not produce any impact on Eni’s consolidated results.

Special charges excluded from adjusted operating profit related mainly to the write-off of Saipem’s Perro Negro 6 drilling rig, following the accident which occurred in July 2013 (euro 107 million), more than offset by relating insurance gain.

The adjusted net loss of 2013 amounting to euro 253 million (down euro 1,364 million from the euro 1,111 million profit reported in 2012) is driven by the above mentioned estimate revisions.

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Other activities3

2011	(euro million)	2012	2013	Change	% Ch.
(427)	Operating profit	(300)	(337)	(37)	(12.3)
201	Exclusion of special items:	78	127
	of which:
59	Non-recurring items
142	Other special items:	78	127
4	- asset impairments	2	19
(7)	- net gains on disposal of assets	(12)	(3)
9	- risk provisions	35	31
141	- environmental provisions	25	52
8	- provisions for redundancy incentives	2	20
(13)	- other	26	8
(226)	Adjusted operating profit	(222)	(210)	12	5.4
5	Net finance income (expense) (a)	(24)	4	28
(3)	Net income (expense) from investments (a)	(1)	1	2
(1)	Income taxes (a) (b)
(225)	Adjusted net profit	(247)	(205)	42	17.0

(a) Excluding special items.
(b) Deferred tax assets relating to Syndial losses are recognized by the parent company Eni SpA based on intercompany agreements which regulate the Italian consolidated accounts for tax purposes.

Corporate and financial companies

2011	(euro million)	2012	2013	Change	% Ch.
(319)	Operating profit	(341)	(399)	(58)	(17.0)
53	Exclusion of special items:	16	67
(1)	- net gains on disposal of assets
(6)	- risk provisions	5
9	- provisions for redundancy incentives	11	72
51	- other		(5)
(266)	Adjusted operating profit	(325)	(332)	(7)	(2.2)
(876)	Net finance income (expense) (a)	(865)	(554)	311
1	Net income (expense) from investments (a)	99	290	191
388	Income taxes (a)	115	124	9
(753)	Adjusted net profit	(976)	(472)	504	51.6

(a) Excluding special items.

(3) 2012 results do not include Snam contribution.

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Non-GAAP measures

Reconciliation of reported operating profit and reported
net profit to results on an adjusted basis

Management evaluates Group and business performance on the basis of adjusted operating profit and adjusted net profit, which are arrived at by excluding inventory holding gains or losses, special items and, in determining the business segments’ adjusted results, finance charges on finance debt and interest income. The adjusted operating profit of each business segment reports gains and losses on derivative financial instruments entered into in order to manage exposure to movements in foreign currency exchange rates which impact industrial margins and the translation of commercial payables and receivables. Accordingly currency translation effects recorded through profit and loss are also reported within business segments’ adjusted operating profit. The taxation effect of the items excluded from adjusted operating or net profit is determined based on the specific rate of taxes applicable to each of them. The Italian statutory tax rate is applied to finance charges and income (38% is applied to charges recorded by companies in the energy sector, whilst a tax rate of 27.5% is applied to all other companies). Adjusted operating profit and adjusted net profit are non-GAAP financial measures under either IFRS or US GAAP. Management includes them in order to facilitate a comparison of base business performance across periods, and to allow financial analysts to evaluate Eni’s trading performance on the basis of their forecasting models.

The following is a description of items that are excluded from the calculation of adjusted results.

Inventory holding gain or loss is the difference between the cost of sales of the volumes sold in the period based on the cost of supplies of the same period and the cost of sales of the volumes sold calculated using the weighted average cost method of inventory accounting.

Special items include certain significant income or charges pertaining to either: (i) infrequent or unusual events and transactions, being identified as non-recurring items under such circumstances; (ii) certain events or transactions which are not considered to be representative of the ordinary course of business, as in the case of environmental provisions, restructuring charges, asset impairments or write ups and gains or losses on divestments even though they occurred in past periods or are likely to occur in future ones;	or (iii) exchange rate differences and derivatives relating to industrial activities and commercial payables and receivables, particularly exchange rate derivatives to manage commodity pricing formulas which are quoted in a currency other than the functional currency. Those items are reclassified in operating profit with a corresponding adjustment to net finance charges, notwithstanding the handling of foreign currency exchange risks is made centrally by netting off naturally-occurring opposite positions and then dealing with any residual risk exposure in the exchange rate market. As provided for in Decision No. 15519 of July 27, 2006 of the Italian market regulator (Consob), non recurring material income or charges are to be clearly reported in the management’s discussion and financial tables. Also, special items include gains and losses on re-measurement at fair value of certain non hedging commodity derivatives, including the ineffective portion of cash flow hedges and certain derivatives financial instruments embedded in the pricing formula of long-term gas supply agreements of the Exploration & Production Division. Furthermore, special items include gains and losses on re-measurement at fair value of certain non hedging commodity derivatives, including the ineffective portion of cash flow hedges and certain derivative financial instruments embedded in the pricing formula of long-term gas supply agreements of the Exploration & Production Division.

Finance charges or income related to net borrowings excluded from the adjusted net profit of business segments are comprised of interest charges on finance debt and interest income earned on cash and cash equivalents not related to operations. Therefore, the adjusted net profit of business segments includes finance charges or income deriving from certain segment-operated assets, i.e., interest income on certain receivable financing and securities related to operations and finance charge pertaining to the accretion of certain provisions recorded on a discounted basis (as in the case of the asset retirement obligations in the Exploration & Production Division). Finance charges or interest income and related taxation effects excluded from the adjusted net profit of the business segments are allocated on the aggregate Corporate and financial companies.

For a reconciliation of adjusted operating profit and adjusted net profit to reported operating profit and reported net profit see tables below.

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2013
(euro million)	Exploration & Production	Gas & Power	Refining & Marketing	Versalis	Engineering & Construction	Corporate and financial companies	Other activities	Impact of unrealized intragroup profit elimination	GROUP

Operating profit	14,871	(2,992)	(1,517)	(725)	(83)	(399)	(337)	38	8,856
Exclusion of inventory holding (gains) losses		191	221	213				91	716
Exclusion of special items:
- asset impairments	19	1,685	633	44			19		2,400
- net gains on disposal of assets	(283)	1	(9)		107		(3)		(187)
- risk provisions	7	292		4			31		334
- environmental charges		(1)	93	61			52		205
- provision for redundancy incentives	52	10	91	23	2	72	20		270
- commodity derivatives	(2)	314	5	(1)	(1)				315
- exchange rate differences and derivatives	(2)	(186)	(2)	(5)					(195)
- other	(16)	23	3		(109)	(5)	8		(96)
Special items of operating profit	(225)	2,138	814	126	(1)	67	127		3,046
Adjusted operating profit	14,646	(663)	(482)	(386)	(84)	(332)	(210)	129	12,618
Net finance (expense) income (a)	(264)	24	(4)	(2)	(5)	(554)	4		(801)
Net income (expense) from investments (a)	367	100	70		(12)	290	1		816
Income taxes (a)	(8,797)	293	184	50	(152)	124		(90)	(8,388)
Tax rate (%)	59.6	..	..		..				66.4
Adjusted net profit	5,952	(246)	(232)	(338)	(253)	(472)	(205)	39	4,245
of which attributable to:
- non-controlling interest									(188)
- Eni's shareholders									4,433
Net profit attributable to Eni's shareholders									5,160
Exclusion of inventory holding (gains) losses									438
Exclusion of special items									(1,165)
Adjusted net profit attributable to Eni's shareholders									4,433

(a) Excluding special items.

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2012	OTHER ACTIVITIES (a)	DISCONTINUED OPERATIONS

(euro million)	Exploration & Production	Gas & Power (a)	Refining & Marketing	Versalis	Engineering & Construction	Corporate and financial companies	Snam	Other activities	Impact of unrealized intragroup profit elimination	GROUP	Snam	Consolidation adjustments	Total	CONTINUING OPERATIONS

Operating profit	18,470	(3,219)	(1,296)	(681)	1,442	(341)	1,679	(300)	208	15,962	(1,679)	788	(891)	15,071
Exclusion of inventory holding (gains) losses		163	(29)	63					(214)	(17)				(17)
Exclusion of special items:
- asset impairments	550	2,494	846	112	25			2		4,029				4,029
- net gains on disposal of assets	(542)	(3)	5	1	3		(22)	(12)		(570)	22		22	(548)
- risk provisions	7	831	49	18		5		35		945				945
- environmental charges		(2)	40				71	25		134	(71)		(71)	63
- provision for redundancy incentives	6	5	19	14	7	11	2	2		66	(2)		(2)	64
- commodity derivatives	1			1	(3)					(1)				(1)
- exchange rate differences and derivatives	(9)	(51)	(8)	(11)						(79)				(79)
- other	54	138	53					26		271				271
Special items of operating profit	67	3,412	1,004	135	32	16	51	78		4,795	(51)		(51)	4,744
Adjusted operating profit	18,537	356	(321)	(483)	1,474	(325)	1,730	(222)	(6)	20,740	(1,730)	788	(942)	19,798
Net finance (expense) income (b)	(264)	29	(11)	(3)	(7)	(865)	(54)	(24)		(1,199)	54		54	(1,145)
Net income (expense) from investments (b)	436	261	63	2	55	99	38	(1)		953	(38)		(38)	915
Income taxes (b)	(11,283)	(173)	90	89	(411)	115	(712)		2	(12,283)	712	(123)	589	(11,694)
Tax rate (%)	60.3	26.8	..		27.0		41.5			59.9				59.8
Adjusted net profit	7,426	473	(179)	(395)	1,111	(976)	1,002	(247)	(4)	8,211	(1,002)	665	(337)	7,874
of which attributable to:
- non-controlling interest										886			(142)	744
- Eni’s shareholders										7,325			(195)	7,130
Net profit attributable to Eni’s shareholders										7,790			(3,590)	4,200
Exclusion of inventory holding (gains) losses										(23)				(23)
Exclusion of special items										(442)			3,395	2,953
Adjusted net profit attributable to Eni’s shareholders										7,325			(195)	7,130

(a) Following the divestment plan, Snam results are reclassified from “Gas & Power” sector to “Other activities” and accounted as discontinued operations.
(b) Excluding special items.

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2011	OTHER ACTIVITIES (a)	DISCONTINUED OPERATIONS

(euro million)	Exploration & Production	Gas & Power (a)	Refining & Marketing	Versalis	Engineering & Construction	Corporate and financial companies	Snam	Other activities	Impact of unrealized intragroup profit elimination	GROUP	Snam	Consolidation adjustments	Total	CONTINUING OPERATIONS

Operating profit	15,887	(326)	(273)	(424)	1,422	(319)	2,084	(427)	(189)	17,435	(2,084)	1,452	(632)	16,803
Exclusion of inventory holding(gains) losses		(166)	(907)	(40)						(1,113)				(1,113)
Exclusion of special items
of which:
Non-recurring (income) charges				10				59		69				69
Other special (income) charges:	188	245	641	181	21	53	27	142		1,498	(27)		(27)	1,471
- environmental charges			34	1			10	141		186	(10)		(10)	176
- asset impairments	190	154	488	160	35		(9)	4		1,022	9		9	1,031
- net gains on disposal of assets	(63)		10		4	(1)	(4)	(7)		(61)	4		4	(57)
- risk provisions		77	8			(6)		9		88				88
- provision for redundancy incentives	44	34	81	17	10	9	6	8		209	(6)		(6)	203
- commodity derivatives	1	45	(3)		(28)					15				15
- exchange rate differences and derivatives	(2)	(82)	(4)	3						(85)				(85)
- other	18	17	27			51	24	(13)		124	(24)		(24)	100
Special items of operating profit	188	245	641	191	21	53	27	201		1,567	(27)		(27)	1,540
Adjusted operating profit	16,075	(247)	(539)	(273)	1,443	(266)	2,111	(226)	(189)	17,889	(2,111)	1,452	(659)	17,230
Net finance (expense) income (b)	(231)	43				(876)	19	5		(1,040)	(19)		(19)	(1,059)
Net income (expense) from investments (b)	624	363	99		95	1	44	(3)		1,223	(44)		(44)	1,179
Income taxes (b)	(9,603)	93	176	67	(440)	388	(918)	(1)	78	(10,160)	918	(195)	723	(9,437)
Tax rate (%)	58.3	..	..		28.6		42.2			56.2				54.4
Adjusted net profit	6,865	252	(264)	(206)	1,098	(753)	1,256	(225)	(111)	7,912	(1,256)	1,257	1	7,913
of which attributable to:
- non-controlling interest										943			32	975
- Eni's shareholders										6,969			(31)	6,938
Net profit attributable to Eni's shareholders										6,860			42	6,902
Exclusion of inventory holding (gains) losses										(724)				(724)
Exclusion of special items:										833			(73)	760
- non-recurring charges										69				69
- other special (income) charges										764			(73)	691
Adjusted net profit attributable to Eni's shareholders										6,969			(31)	6,938

(a) Following the divestment plan, Snam results are reclassified from “Gas & Power” sector to “Other activities” and accounted as discontinued operations.
(b) Excluding special items.

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Breakdown of Group special items

2011	(euro million)	2012	2013
69	Non-recurring charges (income)
69	of which: settlement/payments on antitrust and other Authorities proceedings
1,498	Other special items	4,795	3,046
1,022	- assets impairments	4,029	2,400
(61)	- net gains on disposal of assets	(570)	(187)
88	- risk provisions	945	334
186	- environmental charges	134	205
209	- provision for redundancy incentives	66	270
15	- commodity derivatives	(1)	315
(85)	- exchange rate differences and derivatives	(79)	(195)
124	- other	271	(96)
1,567	Special items of operating profit	4,795	3,046
89	Net finance (income) expense	202	190
	of which:
85	- exchange rate differences and derivatives	79	195
(883)	Net income (expense) from investments	(5,408)	(5,299)
	of which:
(1,118)	- gains on disposal of assets	(2,354)	(3,599)
	of which:
(1,044)	- international transport
	- divestment of the 28.57% of Eni’s interest in Eni East Africa		(3,359)
	- Galp	(311)	(98)
	- Snam	(2,019)	(75)
	- gains on investment revaluation	(3,151)	(1,682)
	of which:
	- Galp	(1,700)
	- Snam	(1,451)
	- Artic Russia		(1,682)
191	impairments of equity investments	156	11
60	Income taxes	(31)	898
	of which:
	- impairment of deferred tax assets of Italian subsidiaries	803	954
552	- deferred tax adjustment on PSAs		490
29	- re-allocation of tax impact on intercompany dividends and other special items	147	64
(521)	- taxes on special items	(981)	(610)
833	Total special items of net profit	(442)	(1,165)

Breakdown of impairments

2011	(euro million)	2012	2013	Change
893	Asset impairment	2,679	2,290	(389)
152	Goodwill impairment	1,347	333	(1,014)
(15)	Revaluations	(3)	(223)	(220)
1,030	Sub total	4,023	2,400	(1,623)
1	Impairment of losses on receivables related to non-recurring activities	6		(6)
1,031	Impairments	4,029	2,400	(1,629)

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Summarized Group Balance Sheet

The summarized group balance sheet aggregates the amount of assets and liabilities derived from the statutory balance sheet in accordance with functional criteria which consider the enterprise conventionally divided into the three fundamental areas focusing on resource investments, operations and financing. Management believes that this summarized group balance sheet is useful information in assisting investors to assess Eni’s capital structure and to analyze its sources of funds and investments in fixed assets and working capital. Management uses the summarized group balance sheet to calculate key ratios such as return on capital employed (ROACE) and the proportion of net borrowings to shareholders’ equity (leverage) intended to evaluate whether Eni’s financing structure is sound and well-balanced.

Summarized Group Balance Sheet (a)

(euro million)	December 31, 2012	December 31, 2013	Change
Fixed assets
Property, plant and equipment	63,466	62,506	(960)
Inventories - Compulsory stock	2,538	2,571	33
Intangible assets	4,487	3,877	(610)
Equity-accounted investments and other investments	9,347	6,961	(2,386)
Receivables and securities held for operating purposes	1,457	1,607	150
Net payables related to capital expenditure	(1,142)	(1,256)	(114)
	80,153	76,266	(3,887)
Net working capital
Inventories	8,496	7,883	(613)
Trade receivables	19,966	21,213	1,247
Trade payables	(14,993)	(15,529)	(536)
Tax payables and provisions for net deferred tax liabilities	(3,204)	(3,005)	199
Provisions	(13,603)	(13,167)	436
Other current assets and liabilities	2,473	2,030	(443)
	(865)	(575)	290
Provisions for employee post-retirement benefits	(1,374)	(1,245)	129
Assets held for sale including related liabilities	155	2,156	2,001
CAPITAL EMPLOYED, NET	78,069	76,602	(1,467)
Eni shareholders' equity	59,060	58,210	(850)
Non-controlling interest	3,498	2,964	(534)
Shareholders’ equity	62,558	61,174	(1,384)
Net borrowings	15,511	15,428	(83)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	78,069	76,602	(1,467)

(a) For a reconciliation to the statutory statement of cash flow see the paragraph “Reconciliation of Summarized Group Balance Sheet and Statement of Cash Flows to Statutory Schemes”.

The appreciation of the euro vs. the US dollar as of December 31, 2013 from December 31, 2012 (the EUR/USD exchange rate was 1.379 as of December 31, 2013, as compared to 1.319 as of December 31, 2012, up by 4.5%) reduced net capital employed, net equity and net borrowings by euro 2,515 million, euro 1,871 million and euro 644 million, respectively, due to exchange rate translation differences.

Fixed assets amounted to euro 76,266 million, representing a decrease of euro 3,887 million from December 31, 2012. This reflected a reduction of the line-item “Equity accounted investments and other investments” following the disposal of the available-for sale interests in Snam and Galp (euro 2,289 million), while depreciation, depletion, amortization and impairment charges amounted to euro 11,703 million. These declines were partly offset by capital expenditure incurred in the year (euro 12,750 million). As of December 31, 2013 Eni holds 8.54% of the share capital of Snam underlying the euro 1,250 million convertible bond, due in January 2016. Eni also holds 16.15% of Galp’s outstanding share capital, of which 8%	underlying the approximately euro 1,028 million exchangeable bond due in November 2015 and 8.15% subject to certain pre-emptive rights and options exercisable by Amorim Energia.

Assets held for sale including related liabilities related to Eni’s interest in Artic Russia, which was stated at the fair value based on the Sale and Purchase Agreement with a Gazprom Group’s subsidiary, for euro 2,131 million. The transaction closed in the first half of January 2014.

Net working capital amounted to a negative euro 575 million, representing an increase of euro 290 million from December 31, 2012 mainly due to (i) the net use of risk provisions (up euro 436 million); (ii) the increase in the balance between trade receivables and payables (up euro 711 million); (iii) reduced tax payables and provisions for net deferred tax liabilities (down euro 199 million) due to the recognition of lower net taxes accrued in the year than payments and the write-off of deferred tax assets. These effects were partly offset by lowering gas and petroleum products inventories (down euro 613 million).

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Leverage and net borrowings

Leverage is a measure used by management to assess the Company’s level of indebtedness. It is calculated as a ratio of net borrowings – which is calculated by excluding cash and cash equivalents and certain very liquid assets from financial debt to shareholders’ equity, including minority interest.	Management periodically reviews leverage in order to assess the soundness and efficiency of the Group balance sheet in terms of optimal mix between net borrowings and net equity, and to carry out a benchmarking analysis with industry standards.

(euro million)	December 31, 2012	December 31, 2013	Change
Total debt:	24,463	25,879	1,416
- short-term debt	5,184	4,891	(293)
- long-term debt	19,279	20,988	1,709
Cash and cash equivalents	(7,765)	(5,288)	2,477
Securities held for trading and other securities held for non-operating purposes	(34)	(5,037)	(5,003)
Financing receivables for non-operating purposes	(1,153)	(126)	1,027
Net borrowings	15,511	15,428	(83)
Shareholders' equity including non-controlling interest	62,558	61,174	(1,384)
Leverage	0.25	0.25

Net borrowings as of December 31, 2013, amounted to euro 15,428 million, substantially in line with 2012 (down euro 83 million).

Total debt amounted to euro 25,879 million, of which euro 4,891 million were short-term (including the portion of long-term	debt due within 12 months equal to euro 2,149 million) and euro 20,988 million were long-term.
The ratio of net borrowings to shareholders’ equity including non-controlling interest – leverage – was 0.25 at December 31, 2013, in line with December 31, 2012.

Comprehensive income

(euro million)	2012	2013
Net profit	8,676	4,972
Other items of comprehensive income:
Items not reclassifiable to profit and loss account
Remeasurements of defined benefit plans	(150)	65
Share of "Other comprehensive income" on equity-accounted entities related to remeasurements of defined benefit plans	1	(3)
Taxation	53	(40)
	(96)	22
Items subsequently reclassifiable to profit and loss account
Foreign currency translation differences	(718)	(1,871)
Fair value evaluation of Eni’s interest in Galp and Snam	141	(64)
Change in the fair value of cash flow hedging derivatives	(102)	(199)
Change in the fair value of available-for-sale securities	16	(1)
Share of "Other comprehensive income" on equity-accounted entities	7	1
Taxation	32	63
	(624)	(2,071)
Total comprehensive income	7,956	2,923
Attributable to:
- Eni's shareholders	7,096	3,164
- non-controlling interest	860	(241)

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Changes in shareholders’ equity

(euro million)
Shareholders’ equity at December 31, 2012		62,558
Total comprehensive income	2,923
Dividends distributed to Eni’s shareholders	(3,949)
Dividends distributed by consolidated subsidiaries	(251)
Stock options expired	(13)
Effect of changes in consolidation on non-controlling interests	(23)
Acquisition of non-controlling interest relating to Tigáz Zrt	(28)
Other changes	(43)
Total changes		(1,384)
Shareholders’ equity at December 31, 2013		61,174
Attributable to:
- Eni's shareholders		58,210
- non-controlling interest		2,964

Shareholders’ equity including non-controlling interest was euro 61,174 million, representing a decrease of euro 1,384 million from December 31, 2012. This was due to comprehensive income for the year (euro 2,923 million) as a result of net profit (euro 4,972 million), which was partly offset by foreign currency translation differences (euro 1,871 million). This addition to equity was almost	completely offset by dividend payments to Eni’s shareholders and other changes for euro 4,307 million (dividend payments to Eni’s shareholders of euro 3,949 million, including the 2013 interim dividend, and dividends paid to non-controlling interest of Saipem and other subsidiaries).

Reconciliation of net profit and shareholders’ equity of the parent company Eni SpA to consolidated net profit and shareholders’ equity

	Net profit		Shareholders’ equity
(euro million)	2012	2013	December 31, 2012	December 31, 2013
As recorded in Eni SpA’s financial statements	9,078	4,410	40,537	40,733
Excess the net equity stated in the separate accounts of consolidated subsidiaries over the corresponding carrying amounts in the statutory accounts of the parent company	261	1,457	21,576	21,546
Consolidation adjustment:
- differences between purchase cost and underlying carrying amounts of net equity	(2,683)	(499)	1,503	324
- adjustments to comply with group account policies	1,222	(174)	711	605
- elimination of unrealized intercompany profits	638	219	(2,652)	(2,639)
- deferred taxation	160	(444)	873	323
- other adjustments		3	10	12
	8,676	4,972	62,558	61,174
Non-controlling interest	(886)	188	(3,498)	(2,964)
As recorded in the Consolidated Financial Statements	7,790	5,160	59,060	58,210

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Summarized Group Cash Flow Statement

Eni’s Summarized Group Cash Flow Statement derives from the statutory statement of cash flows. It enables investors to understand the connection existing between changes in cash and cash equivalents (deriving from the statutory cash flows statement) and in net borrowings (deriving from the summarized cash flow statement) that occurred in the reporting period. The measure which links the two statements is represented by the free cash flow which is calculated as difference between the cash flow generated from operations and the net cash used in investing activities. Starting from free cash flow it is possible to determine either: (i) changes	in cash and cash equivalents for the period by adding/deducting cash flows relating to financing debts/receivables (issuance/repayment of debt and receivables related to financing activities), shareholders’ equity (dividends paid, net repurchase of own shares, capital issuance) and the effect of changes in consolidation and of exchange rate differences; and (ii) change in net borrowings for the period by adding/deducting cash flows relating to shareholders’ equity and the effect of changes in consolidation and of exchange rate differences. The free cash flow is a non-GAAP measure of financial performance.

Summarized Group Cash Flow Statement (a)

2011	(euro million)	2012	2013	Change
7,877	Net profit - continuing operations	4,944	4,972	28
	Adjustments to reconcile net profit to net cash provided by operating activities:
8,606	- depreciation, depletion and amortization and other non-monetary items	11,349	9,578	(1,771)
(1,176)	- net gains on disposal of assets	(875)	(3,770)	(2,895)
9,918	- dividends, interests, taxes and other changes	11,925	9,162	(2,763)
(1,696)	Changes in working capital related to operations	(3,373)	486	3,859
(9,766)	Dividends received, taxes paid, interest (paid) received during the period	(11,614)	(9,459)	2,155
13,763	Net cash provided by operating activities - continuing operations	12,356	10,969	(1,387)
619	Net cash provided by operating activities - discontinued operations	15		(15)
14,382	Net cash provided by operating activities	12,371	10,969	(1,402)
(11,909)	Capital expenditure - continuing operations	(12,761)	(12,750)	11
(1,529)	Capital expenditure - discontinued operations	(756)		756
(13,438)	Capital expenditure	(13,517)	(12,750)	767
(360)	Investments and purchase of consolidated subsidiaries and businesses	(569)	(317)	252
1,912	Disposals	6,014	6,360	346
627	Other cash flow related to capital expenditure, investments and disposals	(136)	(253)	(117)
3,123	Free cash flow	4,163	4,009	(154)
41	Borrowings (repayment) of debt related to financing activities (b)	(83)	(3,983)	(3,900)
1,104	Changes in short and long-term financial debt	5,947	1,778	(4,169)
(4,327)	Dividends paid and changes in non-controlling interests and reserves	(3,746)	(4,231)	(485)
10	Effect of changes in consolidation and exchange differences	(16)	(50)	(34)
(49)	NET CASH FLOW	6,265	(2,477)	(8,742)

Changes in net borrowings

2011	(euro million)	2012	2013	Change
3,123	Free cash flow	4,163	4,009	(154)
	Net borrowings of acquired companies	(2)	(21)	(19)
(192)	Net borrowings of divested companies	12,446	(16)	(12,462)
(517)	Exchange differences on net borrowings and other changes	(340)	342	682
(4,327)	Dividends paid and changes in non-controlling interest and reserves	(3,746)	(4,231)	(485)
(1,913)	CHANGE IN NET BORROWINGS	12,521	83	(12,438)

(a) For a reconciliation to the statutory statement of cash flow see the paragraph “Reconciliation of Summarized Group Balance Sheet and Statement of Cash Flow to Statutory Schemes”.
(b) This item includes investments in certain financial instruments not related to operations (securities, escrow accounts) to absorb temporary surpluses of cash or as a part of our ordinary management of financing activities. Due to their nature and the circumstance that they are very liquid, these financial instruments are netted against finance debt in determining net borrowings. Cash flows of such investments/disposals were as follows:

2011	(euro million)	2012	2013	Change
	Financing investments:
(21)	- securities		(5,029)	(5,029)
(26)	- financing receivables	(1,131)	(104)	1,027
(47)		(1,131)	(5,133)	(4,002)
	Disposal of financing investments:
71	- securities	4	25	21
17	- financing receivables	1,044	1,125	81
88		1,048	1,150	102
41	Cash flows of financial investments not related to operation	(83)	(3,983)	(3,900)

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Net cash provided by operating activities (euro 10,969 million) and proceeds from disposals of euro 6,360 million funded cash outflows relating to capital expenditure totaling euro 12,750 million and investments (euro 317 million) and dividend payments and other changes amounting to euro 4,231 million (of which euro 1,993 million relating to 2013 interim dividend) also repaying down the Group net debt by euro 83 million from December 31, 2012. Net cash provided by operating activities was positively influenced by higher receivables due beyond the end of the reporting period, being transferred to financing institutions	compared to the amount transferred at the end of the previous reporting period (up euro 552 million; from euro 2,203 million as of December 31, 2012 to euro 2,755 million as of December 31, 2013). Cash from disposals largely related to the sale of the 28.57% stake in Eni East Africa, currently retaining an interest of 70% in the Area 4 mineral property in Mozambique to China National Petroleum Corp (euro 3,386 million), the divestment of the 11.69% interest in the share capital of Snam (euro 1,459 million), the 8.19% interest in the share capital of Galp (euro 830 million) and marginal assets in the Exploration & Production Division.

Capital expenditure

2011	(euro million)	2012	2013	Change	% Ch.
9,435	Exploration & Production	10,307	10,475	168	1.6
754	- acquisition of proved and unproved properties	43	109
1,210	- exploration	1,850	1,669
7,357	- development	8,304	8,580
114	- other expenditure	110	117
192	Gas & Power	225	232	7	3.1
184	- marketing	212	209
8	- international transport	13	23
866	Refining & Marketing	842	619	(223)	(26.5)
638	- refining, supply and logistics	622	444
228	- marketing	220	175
216	Versalis	172	314	142	82.6
1,090	Engineering & Construction	1,011	902	(109)	(10.8)
10	Other activities	14	21	7	50.0
128	Corporate and financial companies	152	190	38	25.0
(28)	Impact of unrealized intragroup profit elimination	38	(3)	(41)
11,909	Capital expenditure - continuing operations	12,761	12,750	(11)	(0.1)
1,529	Capital expenditure - discontinued operations	756		(756)	..
13,438	Capital expenditure	13,517	12,750	(767)	(5.7)

In 2013, capital expenditure amounted to euro 12,750 million (euro 12,761 million in 2012) relating mainly to:
- development activities deployed mainly in Norway, the United States, Angola, Congo, Italy, Nigeria, Kazakhstan, Egypt and the UK and exploratory activities of which 98% was spent outside Italy, primarily in Mozambique, Norway, Congo, Togo, Nigeria, the United States and Angola as well as acquisition of new licenses in the Republic of Cyprus and in Vietnam;	- upgrading of the fleet used in the Engineering & Construction Division (euro 902 million);
- refining, supply and logistics in Italy and outside Italy (euro 444 million) with projects designed to improve the conversion rate and flexibility of refineries, in particular at the Sannazzaro Refinery, as well as the upgrade of the refined product retail network in Italy and in the rest of Europe (euro 175 million);
- initiatives to improve flexibility of the combined cycle power plants (euro 121 million).

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Reconciliation of Summarized Group Balance Sheet
and Statement of Cash Flows to Statutory Schemes

Summarized Group Balance Sheet

(euro million)		December 31, 2012		December 31, 2013
Items of Summarized Group Balance Sheet (where not expressly indicated, the item derives directly from the statutory scheme)	Notes to the Consolidated Financial Statements	Partial amounts from statutory scheme	Amounts of the summarized Group scheme	Partial amounts from statutory scheme	Amounts of the summarized Group scheme
Fixed assets
Property, plant and equipment			63,466		62,506
Inventories - compulsory stock			2,538		2,571
Intangible assets			4,487		3,877
Equity-accounted investments and other investments			9,347		6,961
Receivables and securities held for operating activities	(see note 9 and note 19)		1,457		1,607
Net payables related to capital expenditure, made up of:			(1,142)		(1,256)
- receivables related to disposals	(see note 10)	209		88
- receivables related to disposals	(see note 21)	752		702
- payables related to capital expenditure	(see note 23)	(2,103)		(2,046)
Total fixed assets			80,153		76,266
Net working capital
Inventories			8,496		7,883
Trade receivables	(see note 10)		19,966		21,213
Trade payables	(see note 23)		(14,993)		(15,529)
Tax payables and provisions for net deferred tax liabilities, made up of:			(3,204)		(3,005)
- income tax payables		(1,622)		(742)
- other tax payables		(2,162)		(2,268)
- deferred tax liabilities		(6,740)		(6,723)
- other tax liabilities	(see note 31)	(1)		(26)
- current tax assets		771		802
- other current tax assets		1,230		825
- deferred tax assets		5,027		4,662
- other tax assets	(see note 21)	293		465
Provisions			(13,603)		(13,167)
Other current assets and liabilities:			2,473		2,030
- securities held for operating purposes	(see note 9)	201		202
- receivables for operating purposes	(see note 10)	440		488
- other receivables	(see note 10)	6,751		6,648
- other (current) assets		1,624		1,325
- other receivables and other assets	(see note 21)	3,355		2,516
- advances, other payables	(see note 23)	(6,485)		(6,023)
- other (current) liabilities		(1,437)		(1,448)
- other payables and other liabilities	(see note 31)	(1,976)		(1,678)
Total net working capital			(865)		(575)
Provisions for employee post-retirement benefits			(1,374)		(1,245)
Assets held for sale including related liabilities			155		2,156
made up of:
- assets held for sale		516		2,296
- liabilities related to assets held for sale		(361)		(140)
CAPITAL EMPLOYED, NET			78,069		76,602
Shareholders' equity including non-controlling interest			62,558		61,174
Net borrowings
Total debt, made up of:			24,463		25,879
- long-term debt		19,279		20,988
- current portion of long-term debt		2,961		2,149
- short-term financial liabilities		2,223		2,742
less:
Cash and cash equivalents			(7,765)		(5,288)
Securities held for trading and other securities held for non-operating purposes	(see note 9)		(34)		(5,037)
Financing receivables for non-operating purposes	(see note 10)		(1,153)		(126)
Total net borrowings (a)			15,511		15,428
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY			78,069		76,602

(a) For details on net borrowings see also note No. 26 to the Consolidated Financial Statements.

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Summarized Group Cash Flow Statement

(euro million)	2012		2013
Items of Summarized Cash Flow Statement and confluence/reclassification of items in the statutory scheme	Partial amounts from statutory scheme	Amounts of the Summarized Group scheme	Partial amounts from statutory scheme	Amounts of the Summarized Group scheme
Net profit - continuing operations		4,944		4,972
Adjustments to reconcile net profit to net cash provided by operating activities:
Depreciation, depletion and amortization and other non-monetary items:		11,349		9,578
- depreciation, depletion and amortization	9,538		9,303
- impairment of tangible and intangible assets, net	4,023		2,400
- share of profit (loss) of equity-accounted investments	(278)		(252)
- other net changes	(1,945)		(1,878)
- net changes in the provisions for employee benefits	11		5
Net gains on disposal of assets		(875)		(3,770)
Dividends, interest, income taxes and other changes:		11,925		9,162
- dividend income	(431)		(400)
- interest income	(108)		(155)
- interest expense	803		709
- income taxes	11,661		9,008
Changes in working capital related to operations:		(3,373)		486
- inventory	(1,395)		320
- trade receivables	(3,184)		(1,363)
- trade payables	2,029		706
- provisions for contingencies	338		58
- other assets and liabilities	(1,161)		765
Dividends received, taxes paid, interest (paid) received during the period:		(11,614)		(9,459)
- dividend received	988		684
- interest received	91		108
- interest paid	(825)		(944)
- income taxes paid, net of tax receivables received	(11,868)		(9,307)
Net cash provided by operating activities - continuing operations		12,356		10,969
Net cash provided by operating activities - discontinued operations		15
Net cash provided by operating activities		12,371		10,969
Capital expenditure:		(13,517)		(12,750)
- tangible assets	(11,222)		(10,864)
- intangible assets	(2,295)		(1,886)
Investments and purchase of consolidated subsidiaries and businesses:		(569)		(317)
- investments	(391)		(292)
- consolidated subsidiaries and businesses	(178)		(25)
Disposals:		6,014		6,360
- tangible assets	1,229		514
- intangible assets	61		16
- changes in consolidated subsidiaries and businesses	3,521		3,401
- investments	1,203		2,429
Other cash flow related to capital expenditure, investments and disposals:		(136)		(253)
- securities	(17)		(5,048)
- financing receivables	(1,634)		(989)
- change in payables and receivables relating to investments and capitalized depreciation	54		48
reclassification: purchase of securities and financing receivables for non-operating purposes	1,131		5,133
- disposal of securities	52		33
- disposal of financing receivables	1,578		1,565
- change in payables and receivables	(252)		155
reclassification: disposal of securities and financing receivables held for non-operating purposes	(1,048)		(1,150)
Free cash flow		4,163		4,009

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continued Summarized Group Cash Flow Statement

(euro million)	2012		2013
Items of Summarized Cash Flow Statement and confluence/reclassification of items in the statutory scheme	Partial amounts from statutory scheme	Amounts of the summarized Group scheme	Partial amounts from statutory scheme	Amounts of the summarized Group scheme
Free cash flow		4,16		4,009
Borrowings (repayment) of debt related to financing activities		(83)		(3,983)
reclassification: purchase of securities and financing receivables held for non-operating purposes	(1,131)		(5,133)
reclassification: disposal of securities and financing receivables held for non-operating purposes	1,048		1,150
Changes in short and long-term finance debt:		5,947		1,778
- proceeds from long-term finance debt	10,484		5,418
- payments of long-term finance debt	(3,784)		(4,669)
- increase (decreases) in short-term finance debt	(753)		1,029
Dividends paid and changes in non-controlling interest and reserves:		(3,746)		(4,231)
- net capital contributions/payments by/to non-controlling interest			(4)
- dividends paid by Eni to shareholders	(3,840)		(3,949)
- dividends paid to non-controlling interest	(539)		(251)
- disposal (acquisition) of interests in consolidated subsidiaries	604		(28)
- treasury shares sold by consolidated subsidiaries	29		1
Effect of exchange differences on cash and cash equivalents		(12)		(37)
Effect of changes in consolidation area (inclusion/exclusion of significant/insignificant subsidiaries)		(4)		(13)
Net cash flow for the period		6,265		(2,477)

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Risk factors and uncertainties

Competition

There is strong competition worldwide, both within the oil industry and with other industries, to supply energy to the industrial, commercial and residential energy markets.

Eni faces strong competition in each of its business segments.

In the current uncertain financial and economic environment, Eni expects that prices of energy commodities, in particular oil and gas, will be very volatile, with average prices and margins influenced by changes in the global supply and demand for energy as well as in the market dynamics. This is likely to increase competition in all of Eni’s businesses, which may impact costs and margins.
- In the Exploration & Production segment Eni faces competition from both international oil companies and state-owned oil companies for obtaining exploration and development rights, and developing and applying new technologies to maximize hydrocarbon recovery. Furthermore, Eni may face a competitive disadvantage because of its relatively smaller size compared to other international oil companies, particularly when bidding for large scale or capital intensive projects, and may be exposed to industry-wide cost increases to a greater extent compared to its larger competitors given its potentially smaller market power with respect to suppliers. If, as a result of those competitive pressures, Eni fails to obtain new exploration and development acreage, to apply and develop new technologies, and to control cost, its growth prospects and future results of operations and cash flows may be adversely affected.
- In the Gas & Power segment, Eni faces strong competition from gas and energy players to sell gas and electricity to the industrial segment and the retail market both in the Italian market and markets across Europe. Competition has been fuelled by ongoing weak trends in demand due to the downturn and macroeconomic uncertainties, oversupplied markets and inter-fuel competition due to the rising use of coal in firing power plants and a dramatic grow in renewable sources of energy (photovoltaic and solar) which have materially impacted the use of gas in the production of electricity and hence sales of gas to the thermoelectric industry. These market imbalances owes to the fact that a few years ago, based on certain long-term projections about gas demand growth, European operators committed to purchase large amounts of gas under long-term supply contracts with take-or-pay clauses from the main producing Countries bordering Europe (namely Russia and Algeria) and built large upgrades at existing pipelines and new infrastructures along several European routes to expand gas import capacity to the

Continent. Due to the economic and financial crisis and inter-fuel competition, those projected increases in gas demand failed to materialize resulting in a situation of oversupply and pricing pressure. The “shale-gas revolution” in the USA was another fundamental trend that added to the oversupply condition in the European marketplace. The discovery and development of large deposits of shale gas in the USA has progressively reduced till to zero the Country’s dependence on LNG imports. As a result of this, upstream producers were forced to redirect large LNG supplies to markets elsewhere in the world, including Europe. Large gas availability on the marketplace in Europe fuelled by take-or-pay contracts and worldwide LNG streams has driven the development of very liquid continental hubs to trade spot gas. Shortly spot prices at continental hubs have become the main benchmarks to which selling prices are indexed in supplies to large industrial customers and thermoelectric utilities. The profitability of gas operators was negatively impacted by falling sales prices at those hubs, where prices have been pressured by intense competition among gas operators in the face of weak demand, oversupplies and the constraint to dispose of minimum annual volumes of gas to be purchased under long-tem supply contracts. These negative trends were exacerbated by the fact that spot prices have ceased to track the oil prices to which Eni’s long-term supply contracts are linked, resulting in a decoupling between trends in prices and in costs. Due to those fundamental shifts in market dynamics and a current demand downturn, the Company’s Gas & Power segment incurred operating losses in each of the latest three years. The outlook in our gas marketing business will remain weak for the foreseeable future as management believes that the ongoing negative trends of poor demand, continuing competition and oversupplies have become structural headwinds. These developments may adversely affect the Company’s future results of operations and cash flows in its gas business, also taking into account the Company’s contractual obligations to off-take minimum annual volumes of gas in accordance to its long-term gas supply contracts with take or-pay clauses and until the Company manages to re-negotiate new pricing terms of such contracts which better tracks market prices than the original oil-linked indexation. See the sector-specific risk section below.
- Eni is also facing competition from large, well-established European utilities and other international oil and gas companies in growing its market share and acquiring or retaining clients. A number of large clients, particularly electricity producers and large industrial buyers have entered the wholesale market of gas by directly purchasing gas from producers or sourcing it at the continental spot markets adding further pressures on the economics of gas operators,

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including Eni. Management believes that this trend will continue in the future. At the same time, a number of national gas producers belonging to Countries with large gas reserves have started to sell natural gas directly to final clients, entering in direct competition with players like Eni which resell gas purchased from producing Countries to final customers. These developments may increase the level of competition and reduce Eni’s expected operating profit and cash flows in the gas business. Finally, gas prices in the residential market have historically been established by independent, governmental authorities in Italy and elsewhere in Europe. The indexation mechanisms used by those authorities have generally tracked a basket of petroleum products, mirroring the oil-indexed purchase prices of gas resellers like Eni, thus enabling resellers to pass a large part of cost increases of the raw material on to final customers in the retail market. In recent years, the Italian authority has introduced a number of adjustments to the oil-linked formula to take into account the public goal of containing the impact of energy inflation on households and other public services (hospitals, schools, etc.). Finally, following enactment in Italy of a new regulatory regime which went effective October 1, 2013, management expects that the Company’s selling margins in the residential segment are likely to come under pressure due to the implementation of a less favorable indexation mechanism of the raw material cost in supplies to such customers than in the past. Such new mechanism establishes that the cost of the raw material be indexed to market benchmarks recorded at spot markets, as such replacing the previous oil-linked mechanism which mirrored a basket of long-term supply contracts. The Company expects that similar measures will be introduced by other market regulators in European Countries where Eni engages in selling gas to residential clients (see sector-specific risk factors below). Management believes these developments will negatively impact future results of operations and cash flow.
- In its Gas & Power segment, Eni is vertically integrated in the production of electricity via its gas-fired power plants which currently use the combined-cycle technology. In the electricity business, Eni competes with other producers and traders from Italy or outside of Italy who sell electricity in the Italian market. Going forward, the Company expects continuing competition due to the projections of weak economic growth in Italy and Europe over the foreseeable future, also causing outside players to place excess production on the Italian market. The economics of the gas-fired electricity business have dramatically changed over the latest few years due to ongoing competitive trends. As a matter of fact, spot prices of electricity in the wholesale market across Europe have decreased due to excess supplies driven by the growing production of electricity from renewable sources, which also benefit of governmental subsides, and a recovery in the production of coal-fired electricity generation which has been helped by a substantial reduction in the price of this fuel on the back of a massive oversupply of coal which occurred on a global scale. As a result of falling electricity prices, margins on the production of gas-fired electricity went into negative territory. We believe that the profitability outlook in this business will remain weak in the foreseeable future. Due to	the projections of negative future cash flows, we decided to recognize an impairment charge of our power plants in the amount of approximately euro 1 billion in the 2013 consolidated accounts.
- In the retail marketing of refined products both in Italy and abroad, Eni competes with oil companies and non-oil operators (such as supermarket chains and other commercial operators) to obtain concessions to establish and operate service stations. Eni’s service stations compete primarily on the basis of pricing, services and availability of non-petroleum products. In Italy, the latest administrative measure in this field have targeted to enhance the level of competition in the retail market of fuels, for example by easing the commercial ties between independent and other non-oil operators of service stations and oil companies, enlarging options to build and operate fully-automated service stations, and opening up the merchandising of various kinds of goods and services at service stations. These developments have boosted the level of competition in the marketplace adding further pressure on selling prices and reducing opportunities of increasing the market share in Italy. We expect that competitive pressures will continue in the foreseeable future due to anticipated weak trends in the domestic demand for fuels, oversupplies of refined products due to existing excess refining capacity in Europe and growing competition of products streams coming from Russia, the Middle East, East Asia and the United States. Finally, Eni’s margins on refined products have been affected by production cost disadvantages due to unfavorable geographic location and lack of scale of Eni’s Refineries, and narrowing price differentials between the Brent benchmark and heavy crude qualities. This latter trend has reflected ongoing reduced supplies of heavy crudes in the Mediterranean area, reversing the pattern observed historically whereby heavy crude qualities trade at a discount vs. the Brent benchmark due to their relatively smaller yield of valuable products. This negative trend has particularly hit Eni’s profitability of complex cycles which depends upon the availability of cheaper crude qualities than the Brent crude in order to remunerate the higher operating costs of complex plants. This segment reported losses at the operating level in each of the latest three years driven by the structural headwinds in the industry described above. Based on those trends we believe that the profitability outlook in our Refining & Marketing segment will remain negative over the foreseeable future.
- In the Chemical segment, Eni faces strong competition from well-established international players and state-owned petrochemical companies, particularly in the most commoditized market segments such as the production of basic petrochemicals products and plastics. Many of those competitors based in the Far East and Middle East are able to benefit from cost advantages due to larger scale, looser environmental regulations, availability of cheaper feedstock, and more favorable location and proximity to end-markets. Excess capacity and sluggish economic growth may exacerbate competitive pressures. Furthermore, Eni expects that petrochemicals producers based in the US will regain market share in the future, leveraging on a competitive cost structure due to the increasing availability of cheap

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feedstock deriving from the production of domestic shale gas. The Company expects continuing margin pressures in the foreseeable future as a result of those trends. This segment reported operating losses in each of the latest three years including significant amounts of asset impairment losses, driven by the structural headwinds in the industry described above.
- Competition in the oil field services, construction and engineering industries is primarily based on technical expertise, quality and number of services and availability of technologically advanced facilities (for example, vessels for offshore construction). Lower oil prices could result in lower margins and lower demand for oil services. In 2013 a soft demand environment, intense competition among oilfield service providers coupled with Company-specific issues at certain projects drove a substantial reversal in the profitability at Eni’s Engineering & Construction business segment which reported an operating loss for the full year 2013. The Company’s failure or inability to respond effectively to competition could adversely impact the Company’s growth prospects, future results of operations and cash flows.

Safety, security, environmental
and other operational risk

The Group engages in the exploration and production of oil and natural gas, processing, transportation, and refining of crude oil, transport of natural gas, storage and distribution of petroleum products, production of base chemicals, plastics and elastomers. By their nature the Group’s operations expose Eni to a wide range of significant health, safety, security and environmental risks. The magnitude of these risks is influenced by the geographic range, operational diversity and technical complexity of our activities. Eni’s future results from operations and liquidity depend on its ability to identify and mitigate the risks and hazards inherent to operating in those industries.
In exploration and production, Eni faces natural hazards and other operational risks including those relating to the physical characteristics of oil and natural gas fields. These include the risks of eruptions of crude oil or of natural gas, discovery of hydrocarbon pockets with abnormal pressure, crumbling of well openings, leaks that can harm the environment and the security of our personnel and risks of blow-out, fire or explosion. Accidents at a single well can lead to loss of life, damage or destruction to property, environmental damage and consequently potential economic losses that could have a material and adverse effect on the business, results of operation, liquidity, reputation and prospects of the Group.
Eni’s activities in the Refining & Marketing and Chemical segments also entail health, safety and environmental risks related to the overall life cycle of the products manufactured, and to raw materials used in the manufacturing process, such as oil-based feedstock, catalysts, additives and monomer feedstock. These risks can arise from the intrinsic characteristics of the products involved (flammability, toxicity, or long-term environmental impacts such as greenhouse gas emissions and risks of various forms of pollution and contamination of the soil and the groundwater), their use, emissions and discharges resulting from their manufacturing process, and from recycling or disposing of materials and wastes at the end of their useful life.
As to transportation activities related to all Eni’s segments of operations, the type of risk depends not only on the hazardous nature of the products transported, but also on the transportation methods used (mainly pipelines, maritime, river-maritime, rail, road, gas distribution networks), the volumes involved and the sensitivity of the regions through which the transport passes (quality of infrastructure, population density, environmental considerations). All modes of transportation of hydrocarbons are particularly susceptible to a loss of containment of hydrocarbons and other hazardous materials, and, given the high volumes involved, could present a significant risk to people and the environment.
The Company invests significant amounts of resources in order to upgrade methods and systems for safeguarding safety and health of employers, contractors and communities, and the environment; to prevent risks; to comply with applicable laws and policies; and to respond to and learn from unexpected incidents. Eni seeks to minimize these operational risks by carefully designing and building facilities, including wells, industrial complexes, plants and equipment, pipelines, storage sites and distribution networks, and managing its operations in a safe, compliant and reliable manner. Failure to manage these risks effectively could result in unexpected incidents, including releases or oil spills, blowouts, fire, mechanical failures and other incidents resulting in personal injury, loss of life, environmental damage, legal liabilities and/or damage claims, destruction of crude oil or natural gas wells as well as damage to equipment and other property, all of which could lead to a disruption in operations. Eni’s operations are often conducted in difficult and/or environmentally sensitive locations such as the Gulf of Mexico, the Caspian Sea and the Arctic, in which the consequences of any incident could be greater than in other locations. Eni also faces risks once production is discontinued, because our activities require environmental site remediation.
Furthermore, in certain situations where Eni is not the operator, the Company may have limited influence and control over third parties, which may limit our ability to manage and control such risks. Eni maintains insurance coverage that includes coverage for physical damage to its assets, third party liability, workers’ compensation, pollution and other damage to the environment and other coverage. Eni’s insurance is subject to caps, exclusion and limitation, and there is no assurance that such coverage will adequately protect it against liabilities from all potential consequences and damages. In particular, in the case of oil spills and other environmental damage, current insurance policies cover costs of cleaning up and remediating polluted sites, damage to third parties and containment of physical damage up to $1.1 billion for offshore events and $1.5 billion for onshore plants (refineries). These are complemented by insurance policies that cover owners, operators and renters of vessels with the following maximum amounts: $1 billion for the fleet owned by the subsidiary LNG Shipping in the Gas & Power segment and FPSOs used by the Exploration & Production segment for developing offshore fields; $500 million for time charters.

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The occurrence of the above mentioned events could have a material adverse impact on the Group business, competitive position, cash flow, results of operations, liquidity, future growth prospects, shareholders’ return and damage to the Group reputation.

Risks associated with the exploration
and production of oil and natural gas

The exploration and production of oil and natural gas requires high levels of capital expenditures and are subject to natural hazards and other uncertainties, including those relating to the physical characteristics of oil and gas fields. A description of the main risks facing the Company’s business in the exploration and production of oil and gas is provided below.

Eni’s oil and natural gas offshore operations are particularly exposed to health, safety, security and environmental risks
Eni has material operations relating to the exploration and production of hydrocarbons located offshore. In 2013, approximately 55% of our total oil and gas production for the year derived from offshore fields, mainly in Egypt, Libya, Norway, Italy, Angola, the Gulf of Mexico, Congo, UK and Nigeria. Offshore operations in the oil and gas industry are inherently riskier than onshore activities. As the Macondo accident occurred in the Gulf of Mexico has shown, the potential impacts of offshore accidents and spills to health, safety, security and the environment can be catastrophic due to the objective difficulties in handling hydrocarbons containment and other factors. Also offshore operations are subject to marine perils, including severe storms and other adverse weather conditions and vessel collisions, as well as interruptions or termination by governmental authorities based on safety, environmental and other considerations. Failure to manage these risks could result in injury or loss of life, damage to property, environmental damage, and could result in regulatory action, legal liability, loss of revenues and damage to our reputation and could have a material adverse effect on our operations or financial condition.

Exploratory drilling efforts may be unsuccessful
Exploration drilling for oil and gas involves numerous risks including the risk of dry holes or failure to find commercial quantities of hydrocarbons. The costs of drilling, completing and operating wells have margins of uncertainty, and drilling operations may be unsuccessful as a result of a variety of factors, including unexpected drilling conditions, pressure or heterogeneities in formations, equipment failures, blowouts and other forms of accidents, and shortages or delays in the delivery of equipment. The Company engages in large exploration drilling activities offshore, particularly in deep and ultra-deep waters, and in remote areas, in environmentally-sensitive locations and other challenging contexts (e.g. the Barents Sea). In these locations we generally experience more challenging and riskier conditions and incur higher exploration costs than onshore.
Failure to discover commercial quantities of oil and natural gas could have an adverse impact on Eni’s future growth prospects, results of operations and liquidity. Because Eni plans to make significant investments in executing high-risk exploration projects, it is likely that Eni will incur significant exploration and dry hole expenses in future years. These high-risk projects generally involve offshore plays located in deep and ultra-deep waters or at deep drilling depths, where operations are more challenging and costly than in other areas. Furthermore, deep and ultra deep water operations may require significant time before commercial production of reserves can commence, increasing both the operational and financial risks associated with these activities. The Company plans to conduct exploration projects offshore West Africa (Angola, Nigeria, Congo, Ghana, Liberia and Gabon), East Africa (Mozambique and Kenya), the South-East Asia (Indonesia, Vietnam and other locations), Australia, the Barents Sea and the Black Sea. In 2012, the Company spent approximately euro 1.8 billion to conduct exploration projects and it plans to spend approximately euro 1.4 billion on average in the next four-year plan on exploration activities.
Unsuccessful exploration activities and failure to find additional commercial reserves could reduce future production of oil and natural gas which is highly dependent on the rate of success of exploratory activity.

Development projects bear significant operational risks which may adversely affect actual returns
Eni is executing several development projects to produce and market hydrocarbon reserves. Certain projects target the development of reserves in high-risk areas, particularly offshore and in remote and hostile environments or environmentally sensitive locations. Eni’s future results of operations and liquidity depend heavily on its ability to implement, develop and operate major projects as planned. Key factors that may affect the economics of these projects include:
- the outcome of negotiations with co-venturers, governments and state-owned companies, suppliers, customers or others, including, for example, Eni’s ability to negotiate favorable long term contracts to market gas reserves;
- the development of reliable spot markets that may be necessary to support the development of particular production projects, or commercial arrangements for pipelines and related equipment to transport and market hydrocarbons;
- timely issuance of permits and licenses by government agencies;
- the Company’s relative size compared to its main competitors which may prevent it from participating in large-scale projects or affect its ability to reap benefits associated with economies of scale, for example by obtaining more favorable contractual terms by suppliers of equipment and services;
- the ability to carefully carry out front-end design engineering at any development projects so as to prevent the occurrence of technical inconvenience during the execution phase;
- delays in manufacturing and delivery of critical equipment, or shortages in the availability of such equipment, causing cost overruns and delays;
- risks associated with the use of new technologies and the inability to develop advanced technologies to maximize the recoverability rate of hydrocarbons or gain access to

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previously inaccessible reservoirs;
- poor performance in project execution on the part of international contractors who are awarded project construction activities generally based on the EPC (engineering, procurement, construction) turn key contractual scheme. We believe this kind of risk may be due to lack of contractual flexibility, poor quality of front end design engineering and commissioning delays;
- changes in operating conditions and cost overruns. In recent years, the industry has been impacted by escalating costs of certain critical productive factors including specialized workforce, procurement costs and costs for leasing third party equipment or purchase services such as drilling rigs as a result of industry-wide cost inflation, bottlenecks and other constraints in the worldwide production capacity available to build critical equipment and facilities and growing complexity and scale of projects, including environmental and safety costs. Furthermore, there has been an evolution in the location of our projects, as Eni has been discovering increasingly important volumes of reserves in remote and harsh locations or environmentally sensitive locations (i.e. the Barents Sea, Alaska, the Gulf of Mexico, the Caspian Sea) where Eni is experiencing significantly higher operating costs and environmental, safety and other costs than in other locations. The Company expects that costs in its upstream operations will continue to rise in the foreseeable future;
- the actual performance of the reservoir and natural field decline; and
- the ability and time necessary to build suitable transport infrastructures to export production to final markets.
Poor project execution, inadequate front end engineering, delays in the achievement of critical events and production start up, and differences between scheduled and actual timing, as well as cost overruns may adversely affect the economic returns of our development projects. Failure to successfully deliver major projects could negatively impact results of operations, cash flow and the achievement of short-term targets of production growth. Finally, developing and marketing hydrocarbons reserves typically requires several years after a discovery is made. This is because a development project involves an array of complex and lengthy activities, including appraising a discovery in order to evaluate its commercial potential, sanctioning a development project and building and commissioning related facilities. As a consequence, rates of return for such long-lead-time projects are exposed to the volatility of oil and gas prices and costs which may be substantially different from the prices and costs assumed when the investment decision was actually made, leading to lower rates of return. In addition, projects executed with partners and co-venturers reduce the ability of the Company to manage risks and costs, and Eni could have limited influence over and control of the operations, behaviors and performance of its partners. Furthermore, Eni may not have full operation control of the joint ventures in which it participates and may have exposure to counterparty credit risk and disruption of operation and strategic objectives due to the nature of its relationships.
We have experienced a few delays at a number of development projects located mainly in Algeria, the UK, Angola and Norway. Those delays were attributable to execution issues and	delivery of critical equipment reflecting capacity constraints. These events have impacted the timing profile of our planned production growth in the short term.
In case the Company is unable to develop and operate major projects as planned, particularly if the Company fails to accomplish budgeted costs and time schedules, it could incur significant impairment charges associated with reduced future cash flows of those projects on capitalized costs.

Inability to replace oil and natural gas reserves could adversely impact results of operations and financial condition
Eni’s results of operations and financial condition are substantially dependent on its ability to develop and sell oil and natural gas. Unless the Company is able to replace produced oil and natural gas, its reserves will decline. In addition to being a function of production, revisions and new discoveries, the Company’s reserve replacement is also affected by the entitlement mechanism in its Production Sharing Agreements (“PSAs”) and similar contractual schemes. In accordance with such contracts, Eni is entitled to a portion of a field’s reserves, the sale of which is intended to cover expenditures incurred by the Company to develop and operate the field. The higher the reference prices for Brent crude oil used to estimate Eni’s proved reserves, the lower the number of barrels necessary to recover the same amount of expenditures. Future oil and gas production is dependent on the Company’s ability to access new reserves through new discoveries, application of improved techniques, success in development activity, negotiation with Countries and other owners of known reserves and acquisitions. In a number of reserve-rich Countries, national oil companies control a large portion of oil and gas reserves that remain to be developed. To the extent that national oil companies decide to develop those reserves without the participation of international oil companies or if the Company fails to establish partnership with national oil companies, Eni’s ability to access or develop additional reserves will be limited.
An inability to replace produced reserves by finding, acquiring and developing additional reserves could adversely impact future production levels and growth prospects. If Eni is unsuccessful, it may not meet its long-term targets of production growth and reserve replacement, and Eni’s future total proved reserves and production will decline, negatively affecting Eni’s future results of operations and financial condition.

Changes in crude oil and natural gas prices may adversely affect Eni’s results of operations
The exploration and production of oil and gas is a commodity business with a history of price volatility. The single largest variable that affects the Company’s results of operations and financial condition is crude oil prices. Lower crude oil prices have an adverse impact on Eni’s results of operations and cash flows. Eni generally does not hedge exposure of the future expected cash flows of the Group reserves to movements in crude oil price. As a consequence, Eni’s profitability depends heavily on crude oil and natural gas prices. Crude oil and natural gas prices are subject to international supply and demand and other factors that are beyond Eni’s control, including among other things:

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(i) the control on production exerted by the Organization of the Petroleum Exporting Countries (“OPEC”) member Countries which control a significant portion of the world’s supply of oil and can exercise substantial influence on price levels;
(ii) global geopolitical and economic developments, including sanctions imposed on certain oil-producing Countries on the basis of resolutions of the United Nations or bilateral sanctions or disruptions due to local instability. We believe that crude oil prices were supported in 2013 by a number of interruptions in the output flows that occurred in Countries like Libya, Nigeria and Syria due to local issues driven by political and social instability;
(iii) global and regional dynamics of demand and supply of oil and gas. We believes that global oil demand will grow at a moderate pace in the foreseeable future due to sluggish economic activity in Europe and other macroeconomic uncertainties, and more efficient use of fuels and energy in OECD Countries;
(iv) prices and availability of alternative sources of energy.
Eni believes that gas demand in Europe has been significantly impacted by a shift to the use of coal in firing power plants due to cost advantages compared to gas, as well as the rising contribution of renewable energies in satisfying energy requirements. Eni expects those trends to continue in the future;
(v) governmental and intergovernmental regulations, including the implementation of national or international laws or regulations intended to limit greenhouse gas emissions, which could impact the prices of hydrocarbons; and
(vi) success in developing and applying new technology.
All these factors can affect the global balance between demand and supply for oil and prices of oil.
We estimate that movements in oil prices impact approximately 50% of our current production as the remaining portion which derives from Production Sharing Contracts is practically unaffected by crude oil price movements which instead impact the Company’s volume entitlements (see our disclosure under the paragraph “Inability to replace oil and natural gas reserves could adversely impact results of operations and financial condition” above). In addition, we expect that the Company results of operations from 2014 onwards will reflect our decision late in 2013 to fully exploit the benefits of the natural hedging occurring between our Exploration & Production and Gas & Power segments. As a matter of fact, we estimate that the exposure to changes in crude oil prices of approximately 8-10% of our production is offset by equivalent and contrarian movements of the procurement costs of gas in our long-term supply contracts which index the cost of gas to crude oil prices. In previous reporting periods we entered into commodity derivatives to protect margins on gas sales in our Gas & Power business from exposure to crude oil changes and late in 2013 we discontinued this policy with a view to exploit the natural hedge provided by our equity production of crude oil. See the risk factors “exposure to financial risks” below.
Lower oil and gas prices over prolonged periods may also adversely affect Eni’s results of operations and cash flows by:
(i) reducing rates of return of development projects either	planned or being implemented, leading the Company to reschedule, postpone or cancel development projects, or accept a lower rate of return on such projects; (ii) reducing the Group’s liquidity, entailing lower resources to fund expansion projects, further dampening the Company’s ability to grow future production and revenues; and (iii) triggering a review of future recoverability of the Company’s carrying amounts of oil and gas properties, which could lead to the recognition of significant impairment charges.
The Company, like other players in the industry, assesses its oil&gas projects based on long-term scenarios for oil prices, which reflect management’s best assumptions about the underlying fundamentals of global demand and supply. This approach supports the achievement of the expected returns on capital projects through the swings of the oil&gas cycle. For the 2014-2017 period Eni assumed a long-term price of $90 a barrel (real terms 2017). In this context the Company approved a capital expenditure plan amounting to euro 54 billion, 82% relating to exploration and development of oil and gas reserves, with a decrease of 5% in comparison with previous plan due to a higher degree of capital selection through a different schedule of project phases.
Volatile oil prices represent an uncertainty factor in view of achieving the Company’s operating targets of production growth and reserve replacement due to the relevant amount of Production Sharing Agreements in Eni’s portfolio. Under such contracts, the Company is entitled to receive a portion of the production, the sale of which should cover expenditures incurred and earn the Company a share of profit. Accordingly, the higher the reference prices for crude oil used to determine production and reserve entitlements, the lower the number of barrels to cover the same dollar amounts hence the amounts of booked production and reserves; and vice versa. The Company currently estimates that production entitlements in its PSAs decreases on average by approximately 1,000 bbl/d for a $1 increase in oil prices. The impact of price effects on the Company’s production was immaterial in 2013. This sensitivity analysis relates to the existing Eni portfolio and might vary in the future.

Eni expects that tightening regulation in oil and gas activities following the Macondo accident will lead to rising compliance costs and other restrictions
The production of oil and natural gas is highly regulated and is subject to conditions imposed by governments throughout the world in matters such as the award of exploration and production interests, the imposition of specific drilling and other work obligations, income taxes and taxes on production, environmental protection measures, control over the development and abandonment of fields and installations, and restrictions on production. Following the Macondo accident in the Gulf of Mexico, Eni expects that governments throughout the world will implement stricter regulation on environmental protection, risk prevention and other forms of restrictions to drilling and other well operations. These new regulations and legislation, as well as evolving practices, could increase the cost of compliance and may also require changes to our drilling operations and exploration and development plans and may lead to higher royalties and taxes.

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Uncertainties in estimates of oil and natural gas reserves
Several uncertainties are inherent in estimating quantities of proved reserves and in projecting future rates of production and timing of development expenditures. The accuracy of proved reserve estimates depends on a number of factors, assumptions and variables, among which the most important are the following:
- the quality of available geological, technical and economic data and their interpretation and judgment;
- projections regarding future rates of production and costs and timing of development expenditures;
- changes in the prevailing tax rules, other government regulations and contractual conditions;
- results of drilling, testing and the actual production performance of Eni’s reservoirs after the date of the estimates which may drive substantial upward or downward revisions;
and changes in oil and natural gas prices which could affect the quantities of Eni’s proved reserves since the estimates of reserves are based on prices and costs existing as of the date when these estimates are made. Lower oil prices or the projections of higher operating and development costs may impair the ability of the Company to economically produce reserves leading to downward reserve revisions.
In particular the reserve estimates are subject to revisions as prices fluctuate due to the cost recovery mechanism under the Company’s PSAs and similar contractual schemes.
Many of these factors, assumptions and variables involved in estimating proved reserves are subject to change over time therefore impacting the estimates of oil and natural gas reserves. Accordingly, the estimated reserves reported as of the end of the period covered by this filing could be significantly different from the quantities of oil and natural gas that will ultimately be recovered. Any downward revision in Eni’s estimated quantities of proved reserves would indicate lower future production volumes, which could adversely impact Eni’s results of operations and financial condition.

Oil and gas activity may be subject to increasingly high levels of income taxes
The oil and gas industry is subject to the payment of royalties and income taxes which tend to be higher than those payable in many other commercial activities. In addition, in recent years, Eni has experienced adverse changes in the tax regimes applicable to oil and gas operations in a number of Countries where the Company conducts its upstream operations. As a result of these trends, management estimates that the tax rate applicable to the Company’s oil and gas operations is materially higher than the Italian statutory tax rate for corporate profit which currently stands at 38%. The tax rate of the Company’s Exploration & Production segment for the fiscal year 2013 was approximately 60%.
Management believes that the marginal tax rate in the oil and gas industry tends to increase in correlation with higher oil prices which could make it more difficult for Eni to translate higher oil prices into increased net profit. However, the Company does not expect that the marginal tax rate will decrease in response to falling oil prices. Adverse changes in the tax rate applicable to the Group profit before income taxes in its oil and gas operations would have a negative impact on Eni’s future results of	operations and cash flows.
In the current uncertain financial and economic environment, governments are facing greater pressure on public finances, which may increase their motivation to intervene in the fiscal framework for the oil and gas industry, including the risk of increased taxation, nationalization and expropriations.
Eni’s results depend on its ability to identify and mitigate the above mentioned risks and hazards which are inherent to Eni’s operation.

Political considerations

A substantial portion of Eni’s oil and gas reserves and gas supplies are located in Countries which are politically, socially and economically less stable than OECD Countries. Therefore Eni is exposed to risks of material disruptions to its operations in those less stable Countries. As of December 31, 2013, approximately 78% of Eni’s proved hydrocarbon reserves were located in such Countries and 62% of Eni’s supplies of natural gas came from Countries outside OECD Countries.

Adverse political, social and economic developments in any of those less stable Countries may negatively affect Eni’s ability to continue operating in an economic way, either temporarily or permanently, and Eni’s ability to access oil and gas reserves. In particular, Eni faces risks in connection with the following issues:
(i) lack of well-established and reliable legal systems and uncertainties surrounding enforcement of contractual rights;
(ii) unfavorable developments in laws, regulations and contractual arrangements leading, for example, to expropriations or forced divestitures of assets and unilateral cancellation or modification of contractual terms.
Eni is facing increasing competition from state-owned oil companies who are partnering Eni in a number of oil and gas projects and properties in the host Countries where Eni conducts its upstream operations. These state-owned oil companies can change contractual terms and other conditions of oil and gas projects in order to obtain a larger profit share from a given project, thereby reducing Eni’s profit share. Furthermore, as of the balance sheet date receivables for euro 575 million relating to cost recovery under certain petroleum contracts in a non-OECD Country were the subject of an arbitration proceeding;
(iii) restrictions on exploration, production, imports and exports;
(iv) tax or royalty increases (including retroactive claims); and
(v) civil and social unrest, internal conflicts and other forms of political instability sabotages, strikes, acts of violence and incidents. These risks could result in disruptions in the economic activity, loss of output, plant closure, project delays, the loss of our personnel or assets, cause us to evacuate our personnel from certain Countries, cause us to increase spending on security worldwide, disrupt financial and commercial markets, including the supply of and pricing for oil and natural gas, and generate greater political and economic instability in some of the geographic areas in which we operate. Areas

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where we operate that have significant risk include, but are not limited to: the Middle East, Libya, Egypt, Algeria, Nigeria, Angola, Indonesia, Kazakhstan, Nigeria, Russia, and Venezuela. In addition, any possible reprisals as a consequence of military or other action, such as acts of terrorism in the United States or elsewhere, could have a material adverse effect on our business, consolidated results of operations, and consolidated financial condition. In 2013 our expected production levels in Nigeria and Libya were negatively impacted by continuing social unrest, protests, strikes, acts of sabotage and theft which forced us to disrupt or reduce our producing activities with an estimated cumulative loss of output of 110 boe/d for the year, negatively affecting our results of operations and cash flow. Looking forward, we expect that those risks will continue to affect our operations in those Countries and we do not plan for any meaningful recovery in our production plateau in both Countries over the next couple of years. In 2013 our production in Libya was 228 kboe/d, down by 12% from 2012; in Nigeria its was 125 kboe/d down by 19% from 2012. For more information about the status of our operations in Libya see the paragraph below.

While the occurrence of those events is unpredictable, it is likely that the occurrence of such events could cause Eni to incur material production losses or facility disruptions, by this way adversely impacting Eni’s results of operations and cash flow.

Risks associated with continuing political instability in North Africa and the Middle East
As of end of 2013, approximately 30% of the Company’s proved oil and gas reserves were located in North Africa and the Middle East. In 2011, several North African and Middle Eastern oil producing Countries experienced an extreme level of political instability that has resulted in changes in governments, unrest and violence and consequential economic disruptions. The instability of the socio-political framework in those Countries still represents an area of concern involving risks and uncertainties for the foreseeable future; particularly the internal situation in Libya continues to represent an issue for Eni’s management. Throughout the course of 2013, Eni’s production performance in Libya was negatively impacted due to force majeure events reflecting ongoing instability in the socio-political context of the Country. It is worth mentioning that Eni is currently engaged in the recovery of the full production plateau at its producing assets in the Country, following the internal conflict of 2011 that forced the Company to shutdown almost all its producing facilities including gas exports for a period of about 8 months with a material impact on production volumes and operating results of that year. Due to the complexity of the transition period which the Country is currently undergoing, Eni is still in the process of restoring the full production plateau at its Libyan fields. For the full year 2013 Eni’s facilities in Libya produced a level of 228 kboe/d, which was significantly lower than the pre-crisis production plateau of 273 kboe/d attained in 2010.
The internal situation in Egypt too seems to be complex as political unrest and civil clashes have been escalating throughout the course of 2013 jeopardizing any economic activity in the

Country. However, the Company has not experienced any disruption at its producing activities in the Country to date.
The Company believes that the political outlook in North Africa and the Middle East remains an area of risk for the Company’s operations, results and strategic development.

Risks in the Company’s
Gas & Power business

Risks associated with the trading environment
and competition in the industry
2013 marked the third consecutive year of operating losses at our Gas & Power segment which was driven by a prolonged demand downturn, strong competitive pressures and gas oversupplies. The Company expects those structural headwinds to continue to adversely impact results of operations and liquidity for the foreseeable future.

Gas demand has been severely hit by the economic slowdown in Europe and, more importantly, a steep fall of gas consumption in the thermoelectric sector. The latter trend was affected by an ongoing expansion of renewable sources of electricity which have benefited of governmental subsides across Europe, whilst coal has displaced gas on a large scale in firing power plants due to cost advantages and lowering rates for obtaining emission allowances in Europe due to the downturn. Coal prices have seen a dramatic fall in recent years due to a massive glut of coal on a global scale. In the face of weak demand, supplies on the European marketplace have continued to increase due to a number of factors. First of all, before the beginning of the downturn gas wholesaler operators in Europe grossly overestimated the projected growth rates in demand and committed to purchase large amounts of gas under long-tem supply contracts with producing Countries also bearing the volume risk as a result of the take-or-pay clause of those contracts. They also build large pipeline upgrade to import gas to Europe. Secondly, several LNG projects came on stream, which improved the liquidity of spot markets. Finally, the fact that the US has reduced their dependence on LNG imports due to large increases in the domestic production of shale gas. This latter development has further added to global LNG supplies. Those trends have driven the expansion of very liquid continental hubs where spot prices have become the prevailing benchmark of sale contracts, particularly in the industrial and thermoelectric segments. Spot prices have been on a downtrend over the last few years reflecting oversupplies and weak demand. This trend has hit the profitability at European gas marketing operators, including Eni. Particularly, our results of operations for 2013 were adversely impacted by a faster than anticipated alignment between continental benchmarks and spot prices at Italian hubs leading to sharply lower price realizations in the Italian wholesale market. In addition trends in sales prices have not been reflected in the procurement costs of gas supplies as European gas operators procure their gas supplies under long-term contracts with producing Countries whereby the cost of gas is generally

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indexed to the price of crude oil and other derivatives which have diverged from trends in gas spot prices. Therefore wholesale margins on gas were squeezed due to this decoupling which has occurred between spot prices and the oil-linked costs of purchased gas. Adding to the pressure, reduced sales opportunities due to weak demand forced operators to compete even more aggressively on pricing to limit the financial risks associated with the take-or-pay clause provided by the long term supply contracts. On their part, large clients adopted opportunistic supply patterns, in order to take advantage of the large availability of spot gas. Finally governmental administrations in several European Countries have started to review the indexation mechanism of supply tariffs in the retail sector in order to make residential customers benefit from the ongoing trend in gas spot markets. In Italy, administrative bodies have already enacted effective October 1, 2013 a new indexation mechanism of the cost of the raw material in pricing formulas of the safeguarded retail market whereby the cost of gas in currently indexed to spot prices thus replacing the previous oil-linked indexation. This development will reduce our margins in the residential sector. See “Regulation of the natural gas market in Italy” below.
We forecast that market conditions will remain unfavorable in the gas sector in Italy and Europe for the foreseeable future due to the structural headwinds described above, volatile commodity prices and lack of visibility. We anticipate a number of risk factors to the profitability outlook of the Company’s gas marketing business over the next two to three years. Those include weak demand growth due to a projected slow recovery in the Euro zone and macroeconomic uncertainties, declining thermoelectric consumption due to inter-fuel competition, continuing oversupplies and strong competition. Eni believes that those trends will negatively impact the gas marketing business future results of operations and cash flows by reducing gas selling prices and margins, also considering Eni’s obligations under its take-or-pay supply contracts (see below).

The Company is seeking to improve its cost competitiveness by renegotiating more favorable contractual terms with our long-term suppliers. If we fail to achieve this our profitability could be adversely affected
The Company’s long-term supply contracts provide clauses whereby the parties are entitled to renegotiate pricing terms and other contractual conditions from time to time to reflect in a changed market environment. The Company is currently seeking to renegotiate better terms and pricing of our long-term supply contracts to align its cost structure to prices prevailing in the marketplace in order to preserve the profitability of its gas operations and to reduce the annual minim take of its contracts dictated by the take-or-pay clause in order to be more flexible in the current weak demand environment. If Eni fails to obtain the planned benefits, future results and cash flow could be adversely affected. Furthermore, management believes that the results of the Gas & Power segment will become more volatile and unpredictable in future years as contractual renegotiations take time to define, possibly leading	to large one-off price adjustments recorded in the reporting period when the new terms are agreed upon. In addition, in case the parties fail to arrange renewed contractual terms, both of them may seek an arbitration ruling, which would increase the uncertainty regarding the final outcome of the renegotiation process. A number of clients, to whom Eni supply on long-term basis, have already requested, and may request in the future, price revisions and other contractual changes.

The Company expects that current imbalances between demand and supply in the European gas market will persist for sometime
In 2013 gas demand fell remarkably, down by 7% and 1% in Italy and Europe, respectively, driven by the economic downturn and sharply lower gas consumption in the thermoelectric sector. While there are signs that demand may have finally bottomed by end of 2013, there is still little visibility on the evolution of gas demand due to the risks and uncertainties associated with a number of ongoing trends:
- uncertainties and volatility in the macroeconomic cycle; particularly the anticipated slow recovery of the economic activity in Europe will weigh on the prospects of any sustainable rebound in gas demand;
- EU policies intended on one hand to reduce green house gas emissions which should negatively impact the consumption of coal in producing electricity to advantage of gas; on the other hand continuing subsides to promote the development of renewable energy sources might jeopardize a recovery in gas-fired thermoelectric production which management still consider to be potentially the main engine of growth in gas demand;
- concrete developments following announcement made by certain national governments in Europe to shut down nuclear plants;
- growing adoption of consumption patterns and life-styles characterized by wider sensitivity to energy efficiency.

Against these ongoing trends, management has revised downward its estimates for gas demand: it is now assumed an almost flat demand environment in Italy and Europe up to 2017 compared to previous years’ assumptions made in the industrial plan 2013-2016 of a growth rate of 1.7-1.8%. It is worth mentioning that the projected levels of European gas demand in 2017 are significantly lower than the pre-crisis levels registered in 2008 as a result of weak fundamentals.
The projected moderate dynamics in demand might not be enough to balance the current situation of oversupply in the marketplace over the next two to three years according to management’s estimates. Gas supplies have been built up in recent years as new, large investments to upgrade import pipelines to Europe have come online from Russia and Algeria and gas wholesalers have contracted important volume of supplies under long-tem arrangement in past years, forecasting certain trends in demand which actually failed to materialize. Furthermore, in the near future management expects the start-up of new infrastructures in various European entry points which will add large amounts of new import capacity

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over the next few years. Those include a new line of the North Stream pipeline connecting Russia to Germany through the Baltic Sea as well as new LNG facilities. In Italy, the gas offered will increase moderately in the future as a new LNG plant is expected to start operations at Livorno with a 4 bcm treatment capacity and effects are in place of Law Decree No. 130/2010 about storage capacity which is expected to increase by 4 bcm by 2015. Those negatives will be partially tempered by a declining availability of LNG on a worldwide scale which has been absorbed by growing energy requirements from East Asian economies. In addition Europe’s internal production is maturing. However, in the long-term management expects the start-up of an array of global LNG projects which are expected to materially add to global LNG supplies as well as it is likely that the United States will support the development of gas export from the domestic production. Overall we see a well supplied global gas market.
Those trends represent risks to the Company’s future results of operations and cash flows in its gas business.

Current, negative trends in gas demands and supplies may impair the Company’s ability to fulfill its minimum off take obligations in connection with its take-or-pay, long-term gas supply contracts
In order to secure long-term access to gas availability, particularly with a view of supplying the Italian gas market and anticipating certain trends in gas demand which actually failed to materialize, Eni has signed a number of long-term gas supply contracts with national operators of key producing Countries that supply the European gas markets. These contracts have been ensuring approximately 80 bcm of gas availability from 2010 (including the Distrigas portfolio of supplies and excluding Eni’s other subsidiaries and affiliates) with a residual life of approximately 14 years and a pricing mechanism that indexes the cost of gas to the price of crude oil and its products (gasoil, fuel oil, etc.). These contracts include take-or-pay clauses whereby the Company is required to off-take minimum, preset volumes of gas in each year of the contractual term or, in case of failure, to pay the whole price, or a fraction of that price, up to the minimum contractual quantity. The take-or-pay clause entitles the Company to off-take pre-paid volumes of gas in later years during the period of contract execution. Amounts of cash prepayments and time schedules for off-taking pre-paid gas vary from contract to contract. Generally, cash prepayments are calculated on the basis of the energy prices current in the year when the Company is scheduled to purchase the gas, with the balance due in the year when the gas is actually purchased. Amounts of pre-payments range from 10 to 100%. of the full price.
The right to off-take pre-paid gas expires within a ten-year term in some contracts or remains in place until contract expiration in other arrangements. In addition, the right to off-take the pre-paid gas can be exercised in future years provided that the Company has fulfilled its minimum take obligation in a given year and within the limit of the maximum annual quantity. In this case, Eni will pay the residual price calculating it as the percentage that complements 100%,	based on the arithmetical average of monthly base prices current in the year of the off-take. Similar considerations apply to ship-or-pay contractual obligations.
Management believes that the current market outlook pointing to weak gas demand growth and large gas availability, the possible evolution of sector-specific regulation, as well as strong competitive pressures in the marketplace represent risk factors to the Company’s ability to fulfill its minimum take obligations associated with its long-term supply contracts.
Since the beginning of the downturn in the European gas market late in 2009 to the balance sheet date, Eni has incurred the take-or-pay clause as the Company collected lower volumes than its minimum take obligations in each of those years accumulating deferred costs amounting to euro 1.9 billion and has paid the relevant cash advances.
Considering ongoing market trends and the Company’s outlook for its sales volumes which are anticipated to remain flat or to decrease slightly in 2014 and in the subsequent years, management believes that the Company’s ability to fulfill its minimum take obligations under current take-or-pay contracts might be at risk. In order to reduce the financial risk the Company may decide to dispose of its gas availability deriving from its minimum take obligations by selling that gas at lower prices thus negatively impacting the results of operations.
In addition to the financial risk, failure to off-take the contractual minimum amounts exposes the Company to a price risk, because the purchase price Eni will ultimately be required to pay is based on future energy prices which may be higher than the energy prices prevailing when the off-take obligation arose. In addition, Eni is subject to the risk of not being able to dispose of pre-paid volumes should the total addressable market be smaller than the Company’s gas availability in the relevant period. Finally, the Company expects to incur financing costs considering the cash advances already paid to its suppliers.
As a result of those risks, the Company’s selling margins, results of operations and cash flow may be negatively affected.
As to the deferred costs stated in the balance sheet, based on management’s outlook for gas demand and offer in Europe, and projections for sales volumes and unit margins in future years, the Company believes that the pre-paid volumes of gas due to the incurrence of the take-or-pay clause will be off-taken in the long-term in accordance to current contractual terms thus recovering the cash advances paid to suppliers.
Management plans to use all available options to mitigate the take-or-pay risk and the associated financial risks, particularly with a view to obtain a better balance in the Italian market where the total addressable market is projected to be lower than the total amount of take-or-pay obligations retained by Italian wholesalers. The planned initiatives include the renegotiations of better pricing term in order to align the cost of supplies to the selling benchmarks prevailing in the marketplace in order to regain competitiveness. Also the Company plans to renegotiate the contractual flexibility in order to reduce its minimum take obligations or to gain higher commercial flexibility, and finally it plans to use commercial and other initiatives involving its suppliers in order to restructure its contract portfolio.

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Risks associated with
sector-specific regulations in Italy

Risks associated with the regulatory powers entrusted to the Italian Authority for Electricity and Gas in the matter of pricing to residential customers
The Authority for Electricity and Gas is entrusted with certain powers in the matters of natural gas pricing. Specifically, the Authority for Electricity and Gas holds a general surveillance power on pricing in the natural gas market in Italy and the power to establish selling tariffs for the supply of natural gas to residential and commercial users consuming less than 50,000 cm/y (as provided for by Resolution ARG/gas No. 64/2009) taking into account the public goal of containing the inflationary pressure due to rising energy costs. Accordingly, decisions of the Authority for Electricity and Gas on these matters may limit the ability of Eni to pass an increase in the cost of the raw material onto final consumers of natural gas. Historically, the indexation mechanism set by the Authority for Electricity and Gas basically provided that the cost of the raw material in the pricing formula to the residential sector was indexed to crude oil prices. This allowed Eni to maintain profitable operations in the retail market since selling prices mirrored supply costs.
However, following a wave of governmental measures intended to spur competition in the domestic markets, the AEEG with resolution No. 196 effective October 1, 2013, reformulated the pricing mechanism of gas supplies to retail customers by introducing a full indexation of the raw material cost component of the tariff to spot prices. The new tariff regime intends to partially offset the negative impact to be born by wholesalers by introducing certain tariff components, applicable for the next two thermal years, in order to provide a gradual transition from oil-linked prices to spot market determined prices, to cover the costs of the transition to the new supply formula and to favor an effective renegotiation of long-term contracts for importing gas. Management believes that this development is likely to negatively affect the profitability of the Company sales in the residential market in Italy because it is expected that trends in spot prices will be less favorable than the oil-linked cost of gas supplies to the Group, thus limiting the ability to pass cost increases to clients. This is likely to adversely affect the Company’s future results and cash flow.

Environmental, health
and safety regulation

Eni has incurred in the past and expects to incur significant operating expenses and expenditures in relation to compliance with applicable environmental, health and safety regulations in future years
Eni is subject to numerous EU, international, national, regional and local environmental, health and safety laws and regulations concerning its oil and gas operations, products and other activities. Generally, these laws and regulations require the acquisition of a permit before drilling for hydrocarbons may commence, restrict the types, quantities and concentration of various substances that can be released into the environment in connection with exploration, drilling and production activities, as well as refining, petrochemicals and other Group operations, limit or prohibit drilling activities in certain protected areas, require to remove and dismantle drilling platforms and other equipment and well plug-in once oil and gas operations have terminated, provide for measures to be taken to protect the safety of the workplace and health of communities involved by the Company’s activities, and impose criminal or civil liabilities for polluting the environment or harming employees’ or communities’ health and safety resulting from oil, natural gas, refining, petrochemical and other Group’s operations.
These laws and regulations also discipline emissions of substances and pollutants, handling of hazardous materials and discharges to surface and subsurface of water resulting from the operation of oil and natural gas extraction and processing plants, petrochemical plants, refineries, service stations, vessels, oil carriers, pipeline systems and other facilities owned by Eni. In addition, Eni’s operations are subject to laws and regulations relating to the production, handling, transportation, storage, disposal and treatment of waste materials.
Breach of environmental, health and safety laws exposes the Company’s employees to criminal and civil liability and the Company to the incurrence of liabilities associated with compensation for environmental, health or safety damage as well as damage to its reputation. Additionally, in the case of violation of certain rules regarding the safeguard of the environment and safety in the workplace, the Company can be liable due to negligent or willful conduct on part of its employees as per Law Decree No. 231/2001.
Environmental, health and safety laws and regulations have a substantial impact on Eni’s operations. Management expects that the Group will continue to incur significant amounts of operating expenses and expenditures to comply with laws and regulations addressing the safeguard of the environment, safety on the workplace, health of employees, contractors and communities involved by the Company operations, including:
- costs to prevent, control, eliminate or reduce certain types of air and water emissions and handle waste and other hazardous materials, including the costs incurred in connection with government action to address climate change;
- remedial and clean-up measures related to environmental contamination or accidents at various sites, including those owned by third parties (see discussion below);
- damage compensation claimed by individuals and entities, including local, regional or state administrations, caused by our activities or accidents; and
- costs in connection with the decommissioning and removal of drilling platforms and other facilities, and well plugging.

Furthermore, in the Countries where Eni operates or expects to operate in the near future, new laws and regulations, the imposition of tougher license requirements, increasingly strict enforcement or new interpretations of existing laws and regulations or the discovery of previously unknown contamination may also cause us to incur material costs resulting from actions taken to comply with such laws and

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regulations, including:
- modifying operations;
- installing pollution control equipment;
- implementing additional safety measures; and
- performing site clean-ups.
As a further result of any new laws and regulations or other factors, Eni may also have to curtail, modify or cease certain operations or implement temporary shutdowns of facilities, which could diminish our productivity and materially and adversely impact our results of operations, including profits.
Security threats require continuous assessment and response measures. Acts of terrorism against our plants and offices, pipelines, transportation or computer systems could severely disrupt businesses and operations and could cause harm to people.

Existing or future laws, regulations, treaties or international agreements related to greenhouse gases and climate change could have a negative impact on our business and may result in additional compliance obligations with respect to the release, capture, and use of carbon dioxide that could have a material adverse effect on our liquidity, consolidated results of operations, and consolidated financial condition
Changes in environmental requirements related to greenhouse gases and climate change may negatively impact demand for oil and natural gas exploration and production may decline as a result of environmental requirements (including land use policies responsive to environmental concerns). State, national, and international governments and agencies have been evaluating climate-related legislation and other regulatory initiatives that would restrict emissions of greenhouse gases in areas in which we conduct business. Because our business depends on the global demand for oil and natural gas, existing or future laws, regulations, treaties, or international agreements related to greenhouse gases and climate change, including incentives to conserve energy or use alternative energy sources, could have a negative impact on our business if such laws, regulations, treaties, or international agreements reduce the worldwide demand for oil and natural gas. Likewise, such restrictions may result in additional compliance obligations with respect to the release, capture, sequestration, and use of carbon dioxide that could have a material adverse effect on our liquidity, consolidated results of operations, and consolidated financial condition.

Eni has incurred in the past and may incur in the future material environmental liabilities in connection with the environmental impact of its past and present industrial activities. Also plaintiffs may seek to obtain compensation for damage resulting from events of contamination and pollution
Risks of environmental, health and safety incidences and liabilities are inherent in many of Eni’s operations and products. Notwithstanding management’s belief that Eni adopts high operational standards to ensure safety of its operations and to protect the environment and health of people and employees, it is possible that incidents like blow outs, oil spills, contaminations and similar events could occur that	would result in damage to the environment, employees and communities. The occurrence of any such events could have a material adverse impact on the Group business, competitive position, cash flow, results of operations, liquidity, future growth prospects, shareholders’ return and damage to the Group reputation.
We are exposed to claims under environmental requirements and, from time-to-time, such claims have been made against us. In Italy, environmental requirements and regulations typically impose strict liability. Strict liability means that in some situations we could be exposed to liability for cleanup and remediation costs, natural resource damages, and other damages as a result of our conduct that was lawful at the time it occurred or the conduct of prior operators or other third parties.
We are periodically notified of potential liabilities at Italian sites. These potential liabilities may arise from both historical Eni operations and the historical operations of companies that we have acquired, including a number of industrial sites that the Company disposed of, liquidated, closed or shut down in prior years where Group products have been produced, processed, stored, distributed or sold, such as chemical plants, mineral-metallurgic plants, refineries and other facilities. At those industrial locations Eni has commenced a number of initiatives to restore and cleanup proprietary or concession areas that were allegedly contaminated and polluted by the Group’s industrial activities. Notwithstanding the Group claimed that it cannot be held liable for such past contaminations as permitted by applicable regulations in case of declaration rendered by a guiltless owner i.e. as a result of our conduct that was lawful at the time it occurred, several public administrations have been acting against Eni to claim both the environmental damage and measures to perform additional cleanup and remediation projects in a number of civil and administrative proceedings. We also could be subject to third-party claims, including punitive damages, with respect to environmental matters for which we have been named as a potentially responsible party. Our exposure at these sites may be materially impacted by unforeseen adverse developments both in the final remediation costs and with respect to the final allocation among the various parties involved at the sites.
We expect remedial and cleanup activities at our sites to continue the foreseeable future impacting Eni’s liquidity, as with reference to the balance sheet date the Group has accrued risk provisions to cope with all existing environmental liabilities whereby both a legal or constructive obligation to perform a clean-up or other remedial actions is in place and the associated costs can be reasonably estimated. The accrued amounts represent the management’s best estimates of the Company’s liability.
Management believes that it is possible that in the future Eni may incur significant environmental expenses and liabilities in addition to the amounts already accrued due to: (i) the likelihood of as yet unknown contamination; (ii) the results of ongoing surveys or surveys to be carried out on the environmental status of certain Eni’s industrial sites as required by the applicable regulations on contaminated sites; (iii) unfavorable developments in ongoing litigation on the environmental status of certain Company’s site where

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a number of public administrations and the Italian Ministry for the Environment act as plaintiffs; (iv) the possibility that new litigation might arise; (v) the probability that new and stricter environmental laws might be implemented; and (vi) the circumstance that the extent and cost of environmental restoration and remediation programs are often inherently difficult to estimate leading to underestimation of the future costs of remediation and restoration.
As a result of those risks, liability for damages arising as a result of environmental laws could be substantial and could have a material adverse effect on our liquidity, consolidated results of operations, and consolidated financial condition.

Risks related to changes in the price of oil,
natural gas, refined products and chemicals

Operating results in Eni’s Exploration & Production, Refining & Marketing and Chemical segments are affected by changes in the price of crude oil and by the impacts of movements in crude oil prices on margins of refined and petrochemical products.

Eni’s results of operations are affected by changes
in international oil prices
Overall, lower oil prices have a net adverse impact on Eni’s results of operations. The effect of lower oil prices on Eni’s average realizations for produced oil is generally immediate. Furthermore, Eni’s average realizations for produced oil differ from the price of Brent crude marker primarily due to the circumstance that Eni’s production list, which also includes heavy crude qualities, has a lower American Petroleum Institute (“API”) gravity compared with Brent crude (when processed the latter allows for higher yields of valuable products compared to heavy crude qualities, hence higher market price).

The favorable impact of higher oil prices on Eni’s results of operations may be offset in part by opposite trends in margins for Eni’s downstream businesses
The impact of changes in crude oil prices on Eni’s downstream businesses, including the Gas & Power, the Refining & Marketing and the Chemicals businesses, depends upon the speed at which the prices of gas and products adjust to reflect movements in oil prices.
In the Gas & Power segment, increases in oil price represent a risk to the profitability of the Company sales as gas supplies are mainly indexed to the cost of oil and certain refined products, while selling prices are mainly benchmarked to gas spot prices quoted at continental hubs. In the current trading environment, spot prices at those hubs have ceased to track the oil prices to which Eni’s long-term supply contracts are indexed.
In addition, the Italian Authority for Electricity and Gas and other European regulatory Authorities may limit the ability of the Company to pass cost increases linked to higher oil prices onto selling prices in supplies to residential customers and small businesses as spot prices are progressively replacing oil prices in the indexation mechanism of the raw material cost in selling formulas to those customers. See the paragraph “Risks in the Company’s gas business” above for more information.
In the Refining & Marketing and Chemicals businesses a time lag exists between movements in oil prices and in prices of finished products.

Eni’s results of operations are affected by changes in European refining margins
Results of operations of Eni’s Refining & Marketing segment are substantially affected by changes in European refining margins which reflect changes in relative prices of crude oil and refined products. The prices of refined products depend on global and regional supply/demand balances, inventory levels, refinery operations, import/export balances and weather. Furthermore, Eni’s realized margins are also affected by relative price movements of heavy or sour crude qualities versus light or sweet crude qualities, taking into account the ability of Eni’s refineries to process complex crudes that represent a cost advantage when market prices of heavy crudes are relatively cheaper than the marker Brent price.
In each of the latest three fiscal years, Eni’s refining margins were largely unprofitable as the high cost of oil was only partially transferred to final prices of fuels pressured by weak demand, high worldwide and regional inventory levels and excess refining capacity particularly in the Mediterranean area. Furthermore, the profitability of complex cycles was impaired due to shrinking price differentials between heavy crudes versus light ones. Management does not expect any significant recovery in industry fundamentals over the short to medium term. The sector as a whole will continue to suffer from weak demand and excess capacity, while the cost of oil feedstock may continue rising and price differentials may remain compressed.
In this context, management expects that the Company’s refining margins will remain at unprofitable levels in 2014 and possibly beyond.

Eni’s results of operations are affected by changes
in petrochemical margins
Eni’s margins on petrochemical products are affected by trends in demand for petrochemical products and movements in crude oil prices to which purchase costs of petroleum-based feedstock are indexed. Given the commoditized nature of Eni petrochemical products, it is difficult for the Company to transfer higher purchase costs for oil-based feedstock to selling prices to customers. In each of the latest three fiscal years, Eni’s petrochemicals business reported operating losses due to unprofitable margins on basic petrochemicals products, mainly the margin on cracker, reflecting high oil-based feedstock costs and as demand for petrochemicals commodities plunged due to the economic downturn. A weak demand outlook and rising oil-based feedstock costs are expected to continue to adversely affect Eni’s results of operations and liquidity in this business segment in 2014 and possibly beyond.

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Outlook

The 2014 outlook features a moderate strengthening in the global economic recovery. Still a number of uncertainties are surrounding this outlook due to weak growth prospects in the Euro-zone and risks concerning the emerging economies. Crude oil prices are forecast on a solid trend driven by geopolitical factors and the resulting technical issues in a few important producing Countries against the backdrop of well supplied global markets. Management expects that the trading environment will remain challenging in the Company’s businesses. We expect continuing weak conditions in the European industries of gas distribution, refining and marketing of fuels and chemical products, where we do not anticipate any meaningful improvement in demand, while competition, excess supplies and overcapacity will continue to weigh on selling margins of energy commodities. In this scenario, management reaffirms its commitment in restoring profitability and preserving cash generation at the Company’s mid and downstream businesses leveraging on cost cuts and continuing renegotiation of long-term gas supply contracts, capacity restructuring and reconversion and product and marketing innovation.

Management expects the key production and sales trends of Eni businesses to be as follows:
- Production of liquids and natural gas: production is expected to remain substantially in line to 2013, excluding the impact of the divestment of Eni’s interest in the Russian gas assets of Artic Russia;	- Gas sales: natural gas sales are expected to be slightly lower than 2013. Management plans to strengthen marketing efforts and innovation to fend off competitive pressures both in the large customers segment and in the retail segment considering an ongoing demand downturn and oversupplies, particularly in Italy;
- Refining throughputs on Eni’s account: volumes are expected to be slightly lower than those processed in 2013, due to capacity reductions only partially offset by higher output at the new EST technology conversion plant at the Sannazzaro Refinery;
- Retail sales of refined products in Italy and the Rest of Europe: retail sales are expected to be slightly lower than in 2013 due to an ongoing demand downturn in Italy and the expected impact of network reorganization in Italy and in Europe;
- Engineering & Construction: 2014 will be a transitional year with a recovery in profitability, the dimension of which relies upon the effective execution of operational and commercial activities at low-margin contracts still present in the current portfolio, in addition to the speed at which bids underway will be awarded.

In 2014, management expects a capital budget in line with 2013 (euro 12.75 billion in capital expenditure and euro 0.32 billion in financial investments in 2013). Assuming a Brent price of $104 a barrel on average for the full year 2014, the ratio of net borrowings to total equity – leverage – is projected to be almost in line with the level achieved at the end of 2013, due to cash flows from operations and portfolio transactions.

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Other information

Consob proceedings
On January 29, 2013 Saipem SpA issued a press release announcing a new estimate of earnings for the full year 2012 and issued an earnings guidance for 2013. In connection with that press release, on January 31, 2013 Saipem received a communication from Consob, the Italian market authority, asking the company to describe the process of evaluation and the considerations that led to the decision to issue such a press release and to report to Consob the information and data used to revise the previous earning guidance.

On June 14, 2013, Saipem SpA issued a press release further revising its guidance for 2013 operating profit and net profit, Consob sent a new request for information on June 19, 2013, regarding: (i) Saipem’s contractual relationships with the customer Sonatrach starting from January 2013; (ii) the contracts for which the expected margins have been revised downwards and the relevant reasons. On July 1, 2013 Saipem responded to the above requests.
On July 19, 2013 Consob communicated to Saipem the commencement of a proceeding to review potential issues of non-compliance of Saipem’s 2012 separate and consolidated financial statements with the accounting standard IAS 11 (Construction contracts). According to Consob’s communication, Saipem should have recognized in the 2012 financial statements the estimate revisions relating to certain contracts which were in progress at December 31, 2012. These estimate revisions were included in the profit warning issued on June 14, 2013 and recognized in the accounts of the first half of 2013. Furthermore, Consob alleged that an increase of costs/losses related to 2012 should have been recorded in the 2012 financial statements, which Saipem did not recognize in either its 2012 Financial Statements or in its 2013 Interim financial statements. In the report on the third quarter of 2013, Saipem announced that it would recognize errors in the separate and consolidated financial statements as of December 31, 2013, in accordance with IAS 8, paragraph 42. Therefore, in the 2013 Annual Report, the comparative financial statements for 2012 were restated to recognize euro 245 million of lower contract revenues relating to the projects whose accounting was	questioned by Consob. On December 5, 2013, Consob, after obtaining additional clarifications and information from Saipem, informed Saipem that it would dismiss the proceeding without requesting Saipem to disclose further accounting information or further challenging the 2012 accounts.
On March 14, 2014, the Saipem Board of Directors approved the separate and consolidated financial statements for 2013, which were prepared in accordance with the announcement made in the report on the third quarter of 2013. Specifically, the adjustment made to the 2012 accounts, which were presented as comparative information in the 2013 financial statements, determined a reduction of euro 245 million in the 2012 net profit and in the net equity as of December 31, 2012, without any tax effect, therefore determining a corresponding increase in the 2013 full year result. On August 2, 2013 Consob requested Eni to state its point of view about: (i) the non-compliance issue of Saipem’s 2012 separate and consolidated financial statements with IFRSs; (ii) the impact that such issues may have on the Eni’s financial statements. Eni replied to Consob, with reference to the first item that it was specifically addressed by Saipem; with reference to the possible effect of a restatement of the Saipem’s financial statements on the Eni’s consolidated financial statements, Eni submitted to Consob that, in accordance with IAS 8, any adjustment should be made only if the misstatement can be deemed to be material. Eni believes that the restatement made by Saipem of its accounts cannot be considered material within Eni’s consolidated financial statements, taking into account the size of the restated amount in the context of the Eni’s consolidated results, assets and total equity. Accordingly, Eni’s consolidated accounts for the year 2013 did not reflect the restatement made by Saipem, and Eni’s 2012 comparative financial statements are consistent with those included in the annual report for the year 2012. Therefore, Eni’s consolidated results for the full year 2013 reflect the euro 245 million lower contract revenues (before elimination of an immaterial amount of intercompany profit), which instead were recognized by Saipem in the 2012 restated comparative financial data.
The effects of the restatement that was made by Saipem and not by Eni are disclosed below.

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SUMMARIZED GROUP BALANCE SHEET

(euro million)	Dec. 31, 2012	Saipem’s adjustment (*)	Dec. 31, 2012 restated

Net capital employed	78,069	(245)	77,824
Total Eni’s shareholders’ equity	62,558	(245)	62,313
Non-controlling interest	59,060	(106)	58,954
Eni’s shareholders’ equity	3,498	(139)	3,359
Net borrowings	15,511		15,511
Total liabilities and shareholders’ equity	78,069	(245)	77,824

GROUP BALANCE SHEET

(euro million)	Dec. 31, 2012	Saipem’s adjustment (*)	Dec. 31, 2012 restated

Total assets	139,878	(245)	139,633
Total liabilities	77,320		77,320
Total Eni’s shareholders’ equity	62,558	(245)	62,313
Non-controlling interest	3,498	(139)	3,359
Eni’s shareholders’ equity	59,060	(106)	58,954
Total liabilities and shareholders’ equity	139,878	(245)	139,633

PROFIT AND LOSS

(euro million)	2012	Saipem’s adjustment (*)	2012 restated

Net profit	8,676	(245)	8,431
Eni’s shareholders	7,790	(106)	7,684
Non-controlling interest	886	(139)	747

PROFIT AND LOSS

(euro million)	2013	Saipem’s adjustment (*)	2013 restated

Net profit	4,972	245	5,217
Eni’s shareholders	5,160	106	5,266
Non-controlling interest	(188)	139	(49)

(*) Before elimination of immaterial intersegment profit.

Treasury shares
As of December 31, 2013, Eni’s treasury shares in portfolio amounted to No. 11,388,287, corresponding to 0.31% of share capital of Eni, represented by No. 3,634,185,330 ordinary shares, for a total book value of euro 201 million. Compared to December 31, 2012, there was no variation regarding the number of Eni’s treasury shares in portfolio.
On May 10, 2013, the Ordinary Shareholders’ meeting revoked, for the part that had not been accomplished by the date of meeting, the authorization to purchase ordinary Eni shares, resolved on July 16, 2012 by the Board of Directors. Besides that, the Ordinary Shareholders’ meeting resolved to authorize the Board of Directors to purchase Eni’s shares on the Mercato Telematico Azionario – in one or more transactions and in any case within 18 months from the date of the resolution – up to a maximum number of 363,000,000 ordinary Eni’s shares, for a total amount not less than euro 1.102 and not more than the official price, recorded for the security in the Stock Exchange session	prior to each individual transaction, increased by 5% and in any case up to a total amount of euro 6,000 million, according to the operational procedures established by the rules that govern the organization and management of Borsa Italiana SpA.
As of February 28, 2014 Eni repurchased 6,620,916 treasury shares for a total amount of euro 113 million at an average price of euro 17.0865 per share.

Continuing listing standards provided by Article No. 36 of Italian exchanges regulation (adopted with Consob Decision No. 16191/2007 as amended) about issuers that control subsidiaries incorporated or regulated in accordance with laws of extra-EU Countries
Certain provisions have been enacted regulating continuing Italian listing standards of issuers controlling subsidiaries that are incorporated or regulated in accordance with laws of extra-EU Countries, also having a material impact on the Consolidated Financial Statements of the parent company.

Contents

Eni Annual Report / Other information

Regarding the aforementioned provisions, the Company discloses that:
- as of December 31, 2013, ten of Eni’s subsidiaries: Burren Energy (Bermuda) Ltd, Eni Congo SA, Eni Norge AS, Eni Petroleum Co Inc, NAOC-Nigerian Agip Oil Co Ltd, Nigerian Agip Exploration Ltd, Burren Energy (Congo) Ltd, Eni Finance USA Inc, Eni Trading & Shipping Inc and Eni Canada Holding Ltd, fall within the scope of the new continuing listing standards. Eni has already adopted adequate procedures to ensure full compliance with the new regulations;
- the Company has already adopted adequate procedures to ensure full compliance with the regulation.

Branches
In accordance with Article No. 2428 of the Italian Civil Code, it is hereby stated that Eni has the following branches:	San Donato Milanese (MI) - Via Emilia, 1;
San Donato Milanese (MI) - Piazza Vanoni, 1.

Subsequent events
On March 28, 2014, through an accelerated book-building procedure aimed at institutional investors, Eni sold approximately 7% of the share capital of Galp Energia SGPS SA at the price of euro 12.10 per share, for a total consideration of euro 702.4 million. Following this transaction, Eni retains a 9% interest in Galp, of which 8% underlying the approximately euro 1,028 million exchangeable bond due on November 30, 2015.

Other subsequent business developments are described in the operating review of each of Eni’s business segments.

Contents

Eni Annual Report / Glossary

Glossary

The glossary of oil and gas terms is available on Eni’s web page at the address eni.com. Below is a selection of the most frequently used terms.

Financial terms

- Dividend Yield Measures the return on a share based on dividends for the year. Calculated as the ratio of dividends per share of the year and the average reference price of shares in the last month of the year. Generally, companies tend to keep a constant dividend yield, as shareholders compare this indicator with the yield of other shares or other financial instruments (e.g. bonds).

- Leverage Is a measure of a company’s debt, calculated as the ratio between net financial debt and shareholders’ equity, including minority interests.

- ROACE Return On Average Capital Employed Is the return on average capital invested, calculated as the ratio between net income before minority interests, plus net financial charges on net financial debt, less the related tax effect and net average capital employed.

- Coverage Financial discipline ratio, calculated as the ratio between operating profit and net finance charges.

- Current ratio Measures the capability of the company to repay short-term debt, calculated as the ratio between current assets and current liabilities.

- Debt coverage Rating companies use the debt coverage ratio to evaluate debt sustainability. It is calculated as the ratio between net cash provided by operating activities and net borrowings, less cash and cash-equivalents, Securities held for non-operating purposes and financing receivables for non operating purposes.

- Profit per boe Measures the return per oil and natural gas barrel produced. It is calculated as the ratio between Results of operations from E&P activities (as defined by FASB Extractive Activities - Oil & Gas Topic 932) and production sold.

- Opex per boe Measures efficiency in the oil&gas development activities, calculated as the ratio between operating costs (as defined by FASB Extractive Activities - Oil & Gas Topic 932) and production sold.

- Cash flow per boe Represents cash flow per each boe of hydrocarbon produced, less non-monetary items. Calculated as the ratio between Results of operations from E&P activities, net of depreciation, depletion, amortization and impairment and exploration expenses (as defined by FASB Extractive Activities - Oil & Gas Topic 932) and volumes of oil and gas produced.

- Finding & Development cost per boe Represents Finding & Development cost per boe of new proved or possible reserves. It is calculated as the overall amount of exploration and development expenditure, the consideration for the acquisition of possible and probable reserves as well as additions of proved reserves deriving from improved recovery, extensions, discoveries and revisions of previous estimates (as defined by FASB Extractive Activities - Oil & Gas Topic 932).

Oil and natural gas activities

- Average reserve life index Ratio between the amount of reserves at the end of the year and total production for the year.

- Barrel Volume unit corresponding to 159 liters. A barrel of oil corresponds to about 0.137 metric tons.

- Boe (Barrel of Oil Equivalent) Is used as a standard unit measure for oil and natural gas. From July 1, 2012, Eni has updated the conversion rate of gas to 5,492 cubic feet of gas equals 1 barrel of oil (it was 5, 550 cubic feet of gas per barrel in previous reporting periods).

- Carbon Capture and Storage (CCS) Technique of CO2 capture and storage through an integrated process that involves: (i) capture of CO2 associated with large combustion plants, power generation plants, industrial point sources, as well as natural gas fields; (ii) transport to the storage sites, generally via pipeline; and (iii) sequestration in geological sites on land or under the sea floor.

- Concession contracts Contracts currently applied mainly in Western Countries regulating relationships between States and oil companies with regards to hydrocarbon exploration and production. The company holding the mining concession has an exclusive on mining activities and for this reason it acquires a right on hydrocarbons extracted, against the payment of royalties to the State on production and taxes on oil revenues.

- Condensates These are light hydrocarbons produced along with gas, that condense to a liquid state at normal temperature and pressure for surface production facilities.

- Contingent resources Amounts of oil and gas estimated at a given date that are potentially recoverable by means of development projects that are not considered commercially recoverable due to one or more contingency.

Contents

Eni Annual Report / Glossary

- Conversion Refinery process allowing the transformation of heavy fractions into lighter fractions. Conversion processes are cracking, visbreaking, coking, the gasification of refinery residues, etc. The ration of overall treatment capacity of these plants and that of primary crude fractioning plants is the conversion rate of a refinery. Flexible refineries have higher rates and higher profitability.

- Deep waters Waters deeper than 200 meters.

- Development Drilling and other post-exploration activities aimed at the production of oil and gas.

- Elastomers (or Rubber) Polymers, either natural or synthetic, which, unlike plastic, when stress is applied, return, to a certain degree, to their original shape, once the stress ceases to be applied. The main synthetic elastomers are polybutadiene (BR), styrene-butadiene rubber (SBR), ethylenepropylene rubber (EPR), thermoplastic rubber (TPR) and nitrylic rubber (NBR).

- Emissions of NMVOC (Non Methane Volatile Organic Compounds) Total direct emissions of hydrocarbons, hydrocarbons substitutes (e.g. mercaptans) and oxygenated hydrocarbons (e.g. MTBE) that evaporate at normal temperature. They include LPG and exclude methane. Main sources are fugitive emissions from storage tanks and pipelines in industrial plants and deposits, distribution networks, flaring (often incomplete), venting, etc.

- Emissions of NOx (Nitrogen Oxides) Total direct emissions of nitrogen oxides deriving from combustion processes in air. They include NOx emissions from flaring activities, sulphur recovery processes, FCC regeneration, etc. They include NO and NO2 emissions and exclude N2O emissions.

- Emissions of SOx (Sulfur Oxides) Total direct emissions of sulfur oxides including SO2 and SO3 emissions. Main sources are combustion plants, diesel engines (including maritime engines), gas flaring (if the gas contains H2S), sulphur recovery processes, FCC regeneration, etc.

- Enhanced recovery Techniques used to increase or stretch over time the production of wells.

- EPC (Engineering, Procurement, Construction) A contract typical of onshore construction of large plants in which the contractor supplies engineering, procurement and construction of the plant. The contract is defined "turnkey" when the plant is supplied for start-up.

- EPCI (Engineering, Procurement, Commissioning, Installation) A contract typical of offshore construction of complex projects (such as the installation of production platforms or FPSO systems) in which the global or main contractor, usually a company or a consortium of companies, supplies engineering, procurement, construction of plant and infrastructure, transport to the site and all preparatory activities for the start-up of plants.

- Exploration Oil and natural gas exploration that includes land surveys, geological and geophysical studies, seismic data gathering and analysis, and well drilling.

- FPSO vessel Floating, Production, Storage and Offloading system made-up of a large capacity oil tanker including a large hydrocarbon treatment plant. This system, moored at the bow in order to maintain a geostationary position, is in fact a temporary fixed platform linking the underwater wellheads to the treatment, storage and offloading systems onboard by means of risers from the seabed.

- Green House Gases (GHG) Gases in the atmosphere, transparent to solar radiation, can consistently trap infrared radiation emitted by the earth’s surface, atmosphere and clouds. The six relevant greenhouse gases covered by the Kyoto Protocol are carbon dioxide (CO2), methane (CH4), nitrous oxide (N2O), hydrofluorocarbons (HFCs), perfluorocarbons (PFCs) and sulfur hexafluoride (SF6). GHGs absorb and emit radiation at specific wavelengths within the range of infrared radiation determining the so called greenhouse phenomenon and the related increase of earth’s average temperature.

- Infilling wells Infilling wells are wells drilled in a producing area in order to improve the recovery of hydrocarbons from the field and to maintain and/or increase production levels.

- LNG Liquefied Natural Gas obtained through the cooling of natural gas to minus 160 °C at normal pressure. The gas is liquefied to allow transportation from the place of extraction to the sites at which it is transformed and consumed. One ton of LNG corresponds to 1,400 cubic meters of gas.

- LPG Liquefied Petroleum Gas, a mix of light petroleum fractions, gaseous at normal pressure and easily liquefied at room temperature through limited compression.

- Mineral Potential (Potentially recoverable hydrocarbon volumes) Estimated recoverable volumes which cannot be defined as reserves due to a number of reasons, such as the temporary lack of viable markets, a possible commercial recovery dependent on the development of new technologies, or for their location in accumulations yet to be developed or where evaluation of known accumulations is still at an early stage.

- Mineral Storage Volumes of natural gas required for allowing optimal operation of natural gas fields in Italy for technical and economic reasons.

- Modulation Storage Volumes of natural gas required for meeting hourly, daily and seasonal swings of demand.

- Natural gas liquids Liquid or liquefied hydrocarbons recovered from natural gas through separation equipment or natural gas treatment plants. Propane, normal-butane and isobutane, isopentane and pentane plus, that used to be defined natural gasoline, are natural gas liquids.

- Network Code A code containing norms and regulations for access to, management and operation of natural gas pipelines.

- Offshore/onshore The term offshore indicates a portion of open sea and, by induction, the activities carried out in such area, while onshore refers to land operations.

- Oil spills Discharge of oil or oil products from refining or oil waste occurring in the normal course of operations (when

Contents

Eni Annual Report / Glossary

accidental) or deriving from actions intended to hinder operations of business units or from sabotage by organized groups (when due to sabotage or terrorism).

- Olefins (or Alkenes) Hydrocarbons that are particularly active chemically, used for this reason as raw materials in the synthesis of intermediate products and of polymers.

- Over/underlifting Agreements stipulated between partners regulate the right of each to its share in the production of a set period of time. Amounts different from the agreed ones determine temporary over/underlifting situations.

- Possible reserves Possible reserves are those additional reserves that are less certain to be recovered than probable reserves.

- Probable reserves Probable reserves are those additional reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are as likely as not to be recovered.

- Production Sharing Agreement Contract in use in non OECD Countries, regulating relationships between States and oil companies with regard to the exploration and production of hydrocarbons. The mining concession is assigned to the national oil company jointly with the foreign oil company who has exclusive right to perform exploration, development and production activities and can enter agreements with other local or international entities. In this type of contract the national oil company assigns to the international contractor the task of performing exploration and production with the contractor’s equipment and financial resources. Exploration risks are borne by the contractor and production is divided into two portions: "Cost Oil" is used to recover costs borne by the contractor, "Profit Oil" is divided between contractor and national company according to variable schemes and represents the profit deriving from exploration and production. Further terms and conditions may vary from one Country to the other.

- Proved reserves Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from know reservoirs, and under existing economic conditions. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

- Reserves Quantities of oil and gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations. In addition, there must exist, or there must be a reasonable expectation that will exist, the legal right to produce or a revenue interest in the production, installed means of delivering oil and gas or related substances to market, and all permits and financing required to implement the project. Reserves can be: (i) developed reserves quantities of oil and gas anticipated to be through installed extraction equipment and infrastructure operational at the time of the reserves estimate;

(ii) undeveloped reserves: oil and gas expected to be recovered from new wells, facilities and operating methods.

- Reserve replacement ratio Measure of the reserves produced replaced by proved reserves. Indicates the company’s ability to add new reserves through exploration and purchase of property. A rate higher than 100% indicates that more reserves were added than produced in the period. The ratio should be averaged on a three-year period in order to reduce the distortion deriving from the purchase of proved property, the revision of previous estimates, enhanced recovery, improvement in recovery rates and changes in the value of reserves – in PSAs – due to changes in international oil prices. Management also calculates this ratio by excluding the effect of the purchase of proved property in order to better assess the underlying performance of the Company’s operations.

- Ship-or-pay Clause included in natural gas transportation contracts according to which the customer for which the transportation is carried out is bound to pay for the transportation of the gas also in case the gas is not transported.

- Strategic Storage Volumes of natural gas required for covering lack or reduction of supplies from extra-European sources or crises in the natural gas system.

- Swap In the gas sector, the term is referred to a buy/sell contract between some counterparties and is generally aimed to the optimization of transport costs and respective commitments in purchasing and supplying.

- Take-or-pay Clause included in natural gas purchase contracts according to which the purchaser is bound to pay the contractual price or a fraction of such price for a minimum quantity of the gas set in the contract also in case it is not collected by the customer. The customer has the option of collecting the gas paid and not delivered at a price equal to the residual fraction of the price set in the contract in subsequent contract years.

- Upstream/mid-downstream The term upstream refers to all hydrocarbon exploration and production activities. The term mid-downstream includes all activities inherent to process crude oil and oil-based feedstock for the production of fuels, lubricants and chemicals, as well as the supply, trading and transportation of energy commodities. It also includes the marketing business of refined and chemicals products.

- Wholesale sales Domestic sales of refined products to wholesalers/distributors (mainly gasoil), public administrations and end consumers, such as industrial plants, power stations (fuel oil), airlines (jet fuel), transport companies, big buildings and households. They do not include distribution through the service station network, marine bunkering, sales to oil and petrochemical companies, importers and international organizations.

- Workover Intervention on a well for performing significant maintenance and substitution of basic equipment for the collection and transport to the surface of liquids contained in a field.

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Contents

Contents
Eni Annual Report / Consolidated Financial Statements

Balance sheet

December 31, 2012	December 31, 2013

(euro million)	Note	Total amount	of which with related parties	Total amount	of which with related parties

ASSETS
Current assets
Cash and cash equivalents	(7)	7,765		5,288
Financial assets held for trading	(8)			5,004
Financial assets available for sale	(9)	235		235
Trade and other receivables	(10)	28,747	2,714	29,073	2,072
Inventories	(11)	8,496		7,883
Current tax assets	(12)	771		802
Other current tax assets	(13)	1,230		825
Other current assets	(14)	1,624	8	1,325	15
		48,868		50,435
Non-current assets
Property, plant and equipment	(15)	63,466		62,506
Inventory - compulsory stock	(16)	2,538		2,571
Intangible assets	(17)	4,487		3,877
Equity-accounted investments	(18)	4,262		3,934
Other investments	(18)	5,085		3,027
Other financial assets	(19)	1,229	642	1,097	560
Deferred tax assets	(20)	5,027		4,662
Other non-current receivables	(21)	4,400	43	3,683	42
		90,494		85,357
Assets held for sale	(32)	516		2,296
TOTAL ASSETS		139,878		138,088
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term debt	(22)	2,223	403	2,742	502
Current portion of long-term debt	(27)	2,961		2,149
Trade and other payables	(23)	23,581	1,616	23,598	2,164
Income taxes payable	(24)	1,622		742
Other taxes payable	(25)	2,162		2,268
Other current liabilities	(26)	1,437	6	1,448	17
		33,986		32,947
Non-current liabilities
Long-term debt	(27)	19,279		20,988
Provisions for contingencies	(28)	13,603		13,167
Provisions for employee benefits	(29)	1,374		1,245
Deferred tax liabilities	(30)	6,740		6,723
Other non-current liabilities	(31)	1,977	16	1,704
		42,973		43,827
Liabilities directly associated with assets held for sale	(32)	361		140
TOTAL LIABILITIES		77,320		76,914
SHAREHOLDERS’ EQUITY	(33)
Non-controlling interest		3,498		2,964
Eni shareholders’ equity
Share capital		4,005		4,005
Reserve related to the fair value of cash flow hedging derivatives net of tax effect		(16)		(154)
Other reserves		49,438		51,393
Treasury shares		(201)		(201)
Interim dividend		(1,956)		(1,993)
Net profit		7,790		5,160
Total Eni shareholders’ equity		59,060		58,210
TOTAL SHAREHOLDERS’ EQUITY		62,558		61,174
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		139,878		138,088

Contents
Eni Annual Report / Consolidated Financial Statements

Profit and loss account

2011	2012	2013

(euro million)	Note	Total amount	of which with related parties	Total amount	of which with related parties	Total amount	of which with related parties

REVENUES
Net sales from operations	(36)	107,690	3,477	127,220	3,783	114,722	3,386
Other income and revenues		926	41	1,546	56	1,385	30
		108,616		128,766		116,107
OPERATING EXPENSES	(37)
Purchases, services and other		78,795	5,880	95,363	6,604	90,213	8,506
- of which non-recurring charge (income)	(44)	69
Payroll and related costs		4,404	33	4,613	21	5,264	41
OTHER OPERATING (EXPENSE) INCOME	(37)	171	32	(158)	10	(71)	68
DEPRECIATION, DEPLETION, AMORTIZATION AND IMPAIRMENTS	(37)	8,785		13,561		11,703
OPERATING PROFIT		16,803		15,071		8,856
FINANCE INCOME (EXPENSE)	(38)
Finance income		6,376	49	7,218	53	5,746	56
Finance expense		(7,410)	(1)	(8,314)	(4)	(6,649)	(87)
Financial instruments held for trading						4
Derivative financial instruments		(112)		(251)		(92)
		(1,146)		(1,347)		(991)
INCOME (EXPENSE) FROM INVESTMENTS	(39)
Share of profit (loss) of equity-accounted investments		500		278		252
Other gain (loss) from investments		1,623	338	2,603		5,863
- of which gain on disposals of the 28.57% of Eni East Africa BV						3,359
		2,123		2,881		6,115
PROFIT BEFORE INCOME TAXES		17,780		16,605		13,980
Income taxes	(40)	(9,903)		(11,661)		(9,008)
Net profit for the year - Continuing operations		7,877		4,944		4,972
Net profit (loss) for the year - Discontinued operations		(74)	400	3,732	2,234
Net profit for the year - Continuing operations		7,803		8,676		4,972
Attributable to Eni
Continuing operations		6,902		4,200		5,160
Discontinued operations		(42)		3,590
		6,860		7,790		5,160
Attributable to non-controlling interest	(33)
Continuing operations		975		744		(188)
Discontinued operations		(32)		142
		943		886		(188)
Earnings per share attributable to Eni (euro per share)	(41)
Basic		1.89		2.15		1.42
Diluted		1.89		2.15		1.42
Earnings per share attributable to Eni - Continuing operations (euro per share)	(41)
Basic		1.90		1.16		1.42
Diluted		1.90		1.16		1.42

Contents
Eni Annual Report / Consolidated Financial Statements

Statement of comprehensive income

(euro million)	Note	2011	2012	2013

Net profit		7,803	8,676	4,972
Other items of comprehensive income
Items not to be reclassified to profit or loss in subsequent periods
Revaluations of defined benefit plans	(33)		(150)	65
Share of other comprehensive income on equity accounted entities in relation to revaluations of defined benefit plans	(33)		1	(3)
Tax effect	(33)		53	(40)
			(96)	22
Other comprehensive income to be reclassified to profit or loss in subsequent periods
Foreign currency translation differences	(33)	1,031	(718)	(1,871)
Change in the fair value of investments	(33)		141	(64)
Change in the fair value of other available-for-sale financial instruments	(33)	(6)	16	(1)
Change in the fair value of cash flow hedging derivatives	(33)	352	(102)	(199)
Share of other comprehensive income on equity-accounted entities	(33)	(13)	7	1
Tax effect	(33)	(128)	32	63
		1,236	(624)	(2,071)
Total other items of comprehensive income		1,236	(720)	(2,049)
Total comprehensive income		9,039	7,956	2,923
Attributable to
Eni		8,097	7,096	3,164
Non-controlling interest		942	860	(241)
		9,039	7,956	2,923

Contents
Eni Annual Report / Consolidated Financial Statements

Statements of changes in shareholders’ equity

Eni shareholders’ equity

(euro million)	Share capital	Legal reserve of Eni SpA	Reserve for treasury shares	Reserve related to the fair value of cash flow hedging derivatives net of tax effect	Reserve related to the fair value of available-for-sale financial instruments net of tax effect	Reserve for defined benefit plans net of tax effect	Other reserves	Cumulative currency translation differences	Treasury shares	Retained earnings	Interim dividend	Net profit for the year	Total	Non-controlling interest	Total shareholders’ equity

Balance at December 31, 2010	4,005	959	6,756	(174)	(3)	1,518	539	(6,756)	39,855	(1,811)	6,318	51,206	4,522	55,728
Net profit of the year											6,860	6,860	943	7,803
Other items of comprehensive income
Other comprehensive income to be reclassified to profit or loss in subsequent periods
Foreign currency translation differences							1,000		31			1,031		1,031
Change in the fair value of other available-for-sale financial instruments net of tax effect					(5)							(5)		(5)
Change in the fair value of cash flow hedge derivatives net of tax effect				223								223		223
Share of "Other comprehensive income" on equity-accounted entities						(12)						(12)	(1)	(13)
				223	(5)	(12)	1,000		31			1,237	(1)	1,236
Total comprehensive income of the year				223	(5)	(12)	1,000		31		6,860	8,097	942	9,039
Transactions with shareholders
Dividend distribution of Eni SpA (euro 0.50 per share in settlement of 2010 interim dividend of euro 0.50 per share)										1,811	(3,622)	(1,811)		(1,811)
Interim dividend distribution of Eni SpA (euro 0.52 per share)										(1,884)		(1,884)		(1,884)
Dividend distribution of other companies													(571)	(571)
Allocation of 2010 net profit									2,696		(2,696)
Payments by minority shareholders													26	26
Acquisition of non-controlling interest relating to Altergaz SA and Tigáz Zrt						(94)			(25)			(119)	(7)	(126)
Effect related to the purchase of Italgas SpA by Snam SpA						(5)						(5)	5
Treasury shares sold following the exercise of stock options exercised by Eni managers			(3)					3	3			3		3
Treasury shares sold following the exercise of stock options by Saipem and Snam managers						14			(10)			4	13	17
Non-controlling interest excluded following the sale of Acqua Campania SpA and the divestment of the control stake in the share capital of Petromar Lda													(10)	(10)
			(3)			(85)		3	2,664	(73)	(6,318)	(3,812)	(544)	(4,356)
Other changes in shareholders’ equity
Cost related to stock options									2			2		2
Stock options expired									(7)			(7)		(7)
Other changes									(14)			(14)	1	(13)
									(19)			(19)	1	(18)
Balance at December 31, 2011	4,005	959	6,753	49	(8)	1,421	1,539	(6,753)	42,531	(1,884)	6,860	55,472	4,921	60,393

Contents
Eni Annual Report / Consolidated Financial Statements

continued Statements of changes in shareholders’ equity

Eni shareholders’ equity

(euro million)	Note	Share capital	Legal reserve of Eni SpA	Reserve for treasury shares	Reserve related to the fair value of cash flow hedging derivatives net of tax effect	Reserve related to the fair value of available-for-sale financial instruments net of tax effect	Reserve for defined benefit plans net of tax effect	Other reserves	Cumulative currency translation differences	Treasury shares	Retained earnings	Interim dividend	Net profit for the year	Total	Non-controlling interest	Total shareholders’ equity

Balance at December 31, 2011		4,005	959	6,753	49	(8)		1,421	1,539	(6,753)	42,531	(1,884)	6,860	55,472	4,921	60,393
Changes in accounting principles (IAS 19)											(52)			(52)	(9)	(61)
Balance at January 1, 2012		4,005	959	6,753	49	(8)		1,421	1,539	(6,753)	42,479	(1,884)	6,860	55,420	4,912	60,332
Net profit of the year													7,790	7,790	886	8,676
Other items of comprehensive income
Items not to be reclassified to profit or loss in subsequent periods
Revaluations of defined benefit plans net of tax effect	(33)						(87)							(87)	(10)	(97)
Share of "Other comprehensive income" on equity-accounted entities in relation to revaluations of defined benefit plans net of tax effect	(33)						(1)							(1)	2	1
							(88)							(88)	(8)	(96)
Other comprehensive income to be reclassified to profit or loss in subsequent periods
Foreign currency translation differences	(33)								(597)		(104)			(701)	(17)	(718)
Change in the fair value of investments net of tax effect	(33)					138								138		138
Change in the fair value of other available-for-sale financial instruments net of tax effect	(33)					14								14		14
Change in the fair value of cash flow hedge derivatives net of tax effect	(33)				(65)									(65)		(65)
Share of "Other comprehensive income" on equity-accounted entities	(33)							8						8	(1)	7
					(65)	152		8	(597)		(104)			(606)	(18)	(624)
Total comprehensive income of the year					(65)	152	(88)	8	(597)		(104)		7,790	7,096	860	7,956
Transactions with shareholders
Dividend distribution of Eni SpA (euro 0.52 per share in settlement of 2011 interim dividend of euro 0.52 per share)												1,884	(3,768)	(1,884)		(1,884)
Interim dividend distribution of Eni SpA (euro 0.54 per share)	(33)											(1,956)		(1,956)		(1,956)
Dividend distribution of other companies															(686)	(686)
Allocation of 2011 net profit											3,092		(3,092)
Effect related to the sale of Snam SpA											371			371	(1,602)	(1,231)
Acquisition of non-controlling interest relating to Altergaz SA and Tigáz Zrt	(33)							(4)						(4)	(3)	(7)
Treasury shares sold following the exercise of stock options exercised by Eni managers	(33)			(1)						1	1			1		1
Treasury shares sold following the exercise of stock options by Saipem managers	(33)							7						7	22	29
				(1)				3		1	3,464	(72)	(6,860)	(3,465)	(2,269)	(5,734)
Other changes in shareholders’ equity
Elimination of treasury shares				(6,551)						6,551
Reconstitution of the reserve for treasury share				6,000							(6,000)
Stock options expired											(7)			(7)		(7)
Other changes								(1,140)			1,156			16	(5)	11
				(551)				(1,140)		6,551	(4,851)			9	(5)	4
Balance at December 31, 2012	(33)	4,005	959	6,201	(16)	144	(88)	292	942	(201)	40,988	(1,956)	7,790	59,060	3,498	62,558

Contents
Eni Annual Report / Consolidated Financial Statements

continued Statements of changes in shareholders’ equity

Eni shareholders’ equity

(euro million)	Note	Share capital	Legal reserve of Eni SpA	Reserve for treasury shares	Reserve related to the fair value of cash flow hedging derivatives net of tax effect	Reserve related to the fair value of available-for-sale financial instruments net of tax effect	Reserve for defined benefit plans net of tax effect	Other reserves	Cumulative currency translation differences	Treasury shares	Retained earnings	Interim dividend	Net profit for the year	Total	Non-controlling interest	Total shareholders’ equity

Balance at December 31, 2012	(33)	4,005	959	6,201	(16)	144	(88)	292	942	(201)	40,988	(1,956)	7,790	59,060	3,498	62,558
Net profit of the year													5,160	5,160	(188)	4,972
Other items of comprehensive income
Items not to be reclassified to profit or loss in subsequent periods
Revaluations of defined benefit plans net of tax effect	(33)						18							18	7	25
Share of "Other comprehensive income" on equity-accounted entities in relation to revaluations of defined benefit plans net of tax effect	(33)						(1)							(1)	(2)	(3)
							17							17	5	22
Other comprehensive income to be reclassified to profit or loss in subsequent periods
Foreign currency translation differences	(33)						(1)		(1,640)		(171)			(1,812)	(59)	(1,871)
Change in the fair value of investments net of tax effect	(33)					(62)								(62)		(62)
Change in the fair value of other available-for-sale financial instruments net of tax effect	(33)					(1)								(1)		(1)
Change in the fair value of cash flow hedge derivatives net of tax effect	(33)				(138)									(138)		(138)
Share of "Other comprehensive income" on equity-accounted entities	(33)														1	1
					(138)	(63)	(1)		(1,640)		(171)			(2,013)	(58)	(2,071)
Total comprehensive income of the year					(138)	(63)	16		(1,640)		(171)		5,160	3,164	(241)	2,923
Transactions with shareholders
Dividend distribution of Eni SpA (euro 0.54 per share in settlement of 2012 interim dividend of euro 0.54 per share)	(33)										(829)	1,956	(3,083)	(1,956)		(1,956)
Interim dividend distribution of Eni SpA (euro 0.55 per share)	(33)											(1,993)		(1,993)		(1,993)
Dividend distribution of other companies															(251)	(251)
Allocation of 2012 net profit											4,707		(4,707)
Acquisition of non-controlling interest relating to Tigáz Zrt	(33)							4						4	(32)	(28)
Payments and reimbursements by/to minority shareholders	(33)														(4)	(4)
Treasury shares sold following the exercise of stock options by Saipem managers	(33)														1	1
								4			3,878	(37)	(7,790)	(3,945)	(286)	(4,231)
Other changes in shareholders’ equity
Exclusion from the consolidation of Distribudora de Gas de Cuyana SA and Inversora de Gas de Cuyana SA following loss of control and Finpipe GIE following the divestment															(23)	(23)
Elimination of intercompany profit between companies with different Group interest											(32)			(32)	32
Stock options expired											(13)			(13)		(13)
Other changes											(24)			(24)	(16)	(40)
											(69)			(69)	(7)	(76)
Balance at December 31, 2013	(33)	4,005	959	6,201	(154)	81	(72)	296	(698)	(201)	44,626	(1,993)	5,160	58,210	2,964	61,174

Contents
Eni Annual Report / Consolidated Financial Statements

Statement of cash flows

(euro million)	Note	2011	2012	2013

Net profit of the year - Continuing operation			7,877		4,944		4,972
Adjustments to reconcile net profit to net cash provided by operating activities
Depreciation and amortization	(37)		7,755		9,538		9,303
Impairments of tangible and intangible assets, net	(37)		1,030		4,023		2,400
Share of (profit) loss of equity-accounted investments	(39)		(500)		(278)		(252)
Gain on disposal of assets, net			(1,176)		(875)		(3,770)
Dividend income	(39)		(659)		(431)		(400)
Interest income			(99)		(108)		(155)
Interest expense			773		803		709
Income taxes	(40)		9,903		11,661		9,008
Other changes			331		(1,945)		(1,878)
Changes in working capital:
- inventories		(1,400)		(1,395)		320
- trade receivables		218		(3,184)		(1,363)
- trade payables		34		2,029		706
- provisions for contingencies		109		338		58
- other assets and liabilities		(657)		(1,161)		765
Cash flow from changes in working capital			(1,696)		(3,373)		486
Net change in the provisions for employee benefits			(10)		11		5
Dividends received			955		988		684
Interest received			99		91		108
Interest paid			(927)		(825)		(944)
Income taxes paid, net of tax receivables received			(9,893)		(11,868)		(9,307)
Net cash provided by operating activities - Continuing operations			13,763		12,356		10,969
Net cash provided by operating activities - Discontinued operations			619		15
Net cash provided by operating activities			14,382		12,371		10,969
- of which with related parties	(43)		(639)		(1,542)		(3,354)
Investing activities:
- tangible assets	(15)		(11,658)		(11,222)		(10,864)
- intangible assets	(17)		(1,780)		(2,295)		(1,886)
- consolidated subsidiaries and businesses	(34)		(115)		(178)		(25)
- investments	(18)		(245)		(391)		(292)
- securities			(62)		(17)		(5,048)
- financing receivables			(715)		(1,634)		(989)
- change in payables and receivables in relation to investing activities and capitalized depreciation			379		54		48
Cash flow from investing activities			(14,196)		(15,683)		(19,056)
Disposals:
- tangible assets			154		1,229		514
- intangible assets			41		61		16
- consolidated subsidiaries and businesses	(34)		1,006		3,521		3,401
- investments			711		1,203		2,429
- securities			128		52		33
- financing receivables			695		1,578		1,565
- change in payables and receivables in relation to disposals			243		(252)		155
Cash flow from disposals			2,978		7,392		8,113
Net cash used in investing activities			(11,218)		(8,291)		(10,943)
- of which with related parties	(43)		(800)		1,535		(398)

Contents
Eni Annual Report / Consolidated Financial Statements

continued Statement of cash flows

(euro million)	Note	2011	2012	2013

Proceeds from long-term debt	(27)	4,474	10,484	5,418
Repayments of long-term debt	(27)	(889)	(3,784)	(4,669)
Increase (decrease) in short-term debt	(22)	(2,481)	(753)	1,029
		1,104	5,947	1,778
Net capital contributions by non-controlling interest		26		(4)
Sale of treasury shares		3
Net acquisition of treasury shares different from Eni SpA		17	29	1
Acquisition of additional interests in consolidated subsidiaries		(126)	604	(28)
Dividends paid to Eni’s shareholders		(3,695)	(3,840)	(3,949)
Dividends paid to non-controlling interest		(552)	(539)	(251)
Net cash used in financing activities		(3,223)	2,201	(2,453)
- of which with related parties	(43)	348	(94)	118
Effect of change in consolidation (inclusion/exclusion of significant/insignificant subsidiaries)		(7)	(4)	(13)
Effect of exchange rate changes on cash and cash equivalents and other changes		17	(12)	(37)
Net cash flow of the year		(49)	6,265	(2,477)
Cash and cash equivalents - beginning of the year	(7)	1,549	1,500	7,765
Cash and cash equivalents - end of the year	(7)	1,500	7,765	5,288

Contents
Eni Annual Report / Notes to the Consolidated Financial Statements

Notes to the Consolidated
Financial Statements

1 Basis of presentation

The Consolidated Financial Statements of Eni Group have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and adopted by the European Union (EU) pursuant to Article 6 of the EC Regulation No. 1606/2002, of the European Parliament and of the Council of July 19, 2002 and in accordance with Article 9 of Legislative Decree No. 38/2005[1]. Oil and natural gas exploration and production activity is accounted for in conformity with internationally accepted accounting standards. Specifically, this concerns the determination of the amortization expenses using the unit-of-production method and the recognition of the production sharing agreement and buyback contracts. The Consolidated Financial Statements have been prepared on a historical cost basis, taking into account where appropriate of any value adjustments, except for certain items that under IFRS must be recognized at fair value as described in the summary of significant accounting policies paragraph.
The 2013 Consolidated Financial Statements approved by Eni’s Board of Directors on March 17, 2014, were audited by the independent auditor Reconta Ernst & Young SpA. The independent auditor of Eni SpA, as the main auditor, is wholly in charge of the auditing activities of the Consolidated Financial Statements; when there are other independent auditors, it takes the responsibility of their work.
Amounts in the financial statements and in the notes are expressed in millions of euros (euro million).

2 Principles of consolidation

Subsidiaries

The Consolidated Financial Statements include the financial statements of Eni SpA and those of its subsidiaries. Control is the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.
For entities acting as sole-operator in the management of oil and gas contracts on behalf of companies participating in a joint project, the activities are financed proportionally based on a budget approved by the participating companies upon presentation of periodical reports of proceeds and expenses. Costs and revenues and other operating data (production, reserves, etc.) of the project, as well as the related obligations arising from the project, are recognized proportionally directly in the financial statements of the companies involved. Some subsidiaries are not consolidated because they are immaterial, either individually or overall; this exclusion has not produced significant[2] effects on the Consolidated Financial Statements. These investments are accounted for as described below under the item “Non-current financial assets”.
The income and expense of a subsidiary are included in the consolidated financial statements from the acquisition date until the date when the parent ceases to control the subsidiary. Assets and liabilities, revenues and expenses related to fully consolidated subsidiaries are wholly incorporated in the Consolidated Financial Statements; the book value of these subsidiaries is eliminated against the corresponding share of the shareholders’ equity. Equity and net profit of non-controlling interests are included in specific lines of equity and profit and loss account.
The purchase of additional equity interests in subsidiaries from non-controlling interests is recognized in the Group shareholders’ equity and represents the excess of the amount paid over the carrying value of the non-controlling interests acquired; similarly, the effects of the sale of non-controlling interests in subsidiaries without loss of control are recognized in equity. Conversely, the sale of equity interests with loss of control determines the recognition in the profit and loss account of: (i) any gain/loss calculated as the difference between the consideration received and the corresponding transferred share of equity; (ii) any gain or loss recognized as a result of remeasuring to fair value any investment retained in the former subsidiary; (iii) any amount related to the former subsidiary previously recognized in other comprehensive income which can be reclassified subsequently to profit and loss account[3]. Any investment retained in the former subsidiary is recognized at its fair value at the date when control is lost and shall be accounted for in accordance with the applicable measurement criteria. Subsidiaries’ financial statements are audited by external auditors who audit also the information required for the preparation of the Consolidated Financial Statements.

Business combinations

Business combination transactions are recognized by applying the acquisition method. The consideration transferred in a business combination is measured at the acquisition date and is the sum of the fair value of the assets transferred, the liabilities incurred, as well as any equity instruments issued by the acquirer. Acquisition-related costs are recognized in profit and loss account when they are incurred.
At the acquisition date, the acquirer shall measure the identifiable assets acquired and liabilities assumed at their acquisition-date fair values[4], unless IFRSs provide exceptions to this measurement principle.
The surplus of the cost of investment over the Group’s share of the net fair value of the identifiable assets and liabilities is recognized as goodwill; a gain from a bargain purchase is recognized in the profit and loss account. Any non-controlling interest is measured as the proportionate share in the recognized amounts of the acquiree’s identifiable net assets at the acquisition date (partial goodwill method); as an alternative, it is allowed the recognition of the entire amount of goodwill deriving from the acquisition, including also the goodwill attributable to non-controlling interests (full goodwill method). In the last case, non-controlling interests are measured at their fair value which therefore includes the goodwill attributable to them[5]. The choice of measurement

(1) The Consolidated Financial Statements are compliant with IFRSs as issued by the IASB and effective for the year 2013, except for IFRS 10 “ Consolidated Financial Statements”, IAS 27 “Separate Financial Statements”, IFRS 11 “Joint arrangements”, IAS 28 “Investments in Associates and Joint Ventures” and IFRS 12 “Disclosure of Interests in Other Entities” (see also “Recent accounting standards”). Therefore, the above mentioned standards are effective for 2013 Annual Report on Form 20-F, because, starting from 2007 Eni has been applying the SEC provisions which allow foreign private issuers that prepare their financial statements according to IFRS as issued by the IASB (even if not yet endorsed) to eliminate of the US GAAP reconciliation of net income and equity.
(2) According to the requirements of the Framework of international accounting standards, information is material if its omission or misstatement could influence the economic decisions that users make on the basis of the financial statements.
(3) Conversely, any component related to the former subsidiary previously recognized in other comprehensive income, which can not be reclassified subsequently to profit and loss account, are reclassified within retained earnings.
(4) Fair value measurement principles are described below under the item “Fair value measurements”.
(5) The choice between partial goodwill and full goodwill method is made also for business combinations resulting in the recognition of a gain on bargain purchase in profit and loss account.

Contents
Eni Annual Report / Notes to the Consolidated Financial Statements

basis of goodwill (partial goodwill method vs. full goodwill method) is made on a transaction-by-transaction basis.
In a business combination achieved in stages, the purchase price is determined by summing the fair value of previously held equity interest in the acquiree and the consideration transferred for the acquisition of control; the previously held equity interest is remeasured at its acquisition-date fair value and the resulting gain or loss, if any, is recognized in profit and loss account. Furthermore, on acquisition of control, any amount of the acquiree previously recognized in other comprehensive income is charged to profit and loss account or in another item of equity, when the amount cannot be reclassified to profit and loss account.
If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the provisional amounts recognized at the acquisition date shall be retrospectively adjusted within one year from the acquisition date, to reflect new information obtained about facts and circumstances that existed as of the acquisition date.

Intercompany transactions

Intercompany transactions and balances, including unrealized profits arising from intragroup transactions have been eliminated.
Unrealized profits on transactions between the Group and its equity-accounted entities are eliminated to the extent of the Group’s interest in the equity-accounted entity. In both cases, unrealized losses are not eliminated as evidence of an impairment of the asset transferred.

Foreign currency translation

Financial statements of foreign companies having a functional currency other than the euro, that represents the Group’s functional currency, are translated into euro using the rates of exchange ruling at the balance sheet date for assets and liabilities, historical exchange rates for equity and average exchange rates for the profit and loss account (source: Bank of Italy). The cumulative amount of exchange rate differences is presented in the separate component of the Group shareholders’ equity “Cumulative currency translation differences”. Where the foreign subsidiary is not wholly-owned, the accumulated exchange differences that are attributable to non-controlling interests are allocated to, and recognized as part of, “Non-controlling interest”. Cumulative exchange rate differences are charged to the profit and loss account when the entity disposes the entire interest in a foreign operation or at the loss of control of a foreign subsidiary. In these cases, cumulative exchange rate differences are recognized in the profit and loss account’s item “Other gain (loss) from investments”. On a partial disposal that does not involve loss of control of a subsidiary that includes a foreign operation, the proportionate share of the cumulative exchange rate differences is reattributed to the non-controlling interests in that foreign operation.
Financial statements of foreign subsidiaries which are translated into euro are denominated in the functional currencies of the Countries where the entities operate. The US dollar is the prevalent functional currency for the entities that do not use the euro.
The main foreign exchange rates used to translate the financial statements adopting a different functional currency are indicated below:

(currency amount for euro 1)	US Dollar	Pound Sterling	Norwegian Krone	Australian Dollar	Hungarian Forint

2011
Annual average exchange rate	1.39	0.87	7.79	1.35	279.37
Exchange rate at year end	1.29	0.84	7.75	1.27	314.58
2012
Annual average exchange rate	1.28	0.81	7.48	1.24	289.25
Exchange rate at year end	1.32	0.82	7.35	1.27	292.30
2013
Annual average exchange rate	1.33	0.85	7.81	1.38	296.87
Exchange rate at year end	1.38	0.83	8.36	1.54	297.04

3 Summary of significant accounting policies

The most significant accounting policies used in the preparation of the Consolidated Financial Statements are described below.

Current assets

Cash and cash equivalents include cash on hand, demand deposits, as well as financial assets originally due within 90 days, readily convertible to known amount of cash and subject to an insignificant risk of changes in value.
Available-for-sale financial assets include financial assets other than derivative financial instruments, loans and receivables, held for trading financial assets and held-to-maturity financial assets.
Held for trading financial assets and available-for-sale financial assets are measured at fair value with gains or losses recognized in the profit and loss account under “Finance income (expense)” and to the equity reserve[6] related to other comprehensive income, respectively. Changes in fair value of available-for-sale financial assets recognized in equity are charged to the profit and loss account when the assets are

(6) Changes in the carrying amount of available-for-sale financial assets relating to changes in a foreign exchange rates are recognized in the profit and loss account.

Contents
Eni Annual Report / Notes to the Consolidated Financial Statements

derecognized or impaired. The objective evidence that an impairment loss has occurred is verified considering, interalia, significant breaches of contracts, serious financial difficulties or the risk of bankruptcy and other financial reorganization of the counterparty; impairment losses of available-for-sale financial assets are included in the carrying amount. Interest and dividends on financial assets measured at fair value are accounted for on an accrual basis in “Finance income (expense)[7]” and “Other gain (loss) from investments”, respectively.
When the purchase or sale of a financial asset is under a contract whose terms require delivery of the asset within the time frame established generally by regulation or convention in the market place concerned, the transaction is accounted for on the settlement date.
Receivables are measured at amortized cost (see item “Non-current financial assets” below). Transferred financial assets are derecognized when the contractual rights to receive the cash flows of the financial assets are transferred together with the risks and rewards of the ownership. Inventories, including compulsory stocks and excluding construction contracts, are stated at the lower of purchase or production cost and net realizable value. Net realizable value is the net amount expected to be realized from the sale of inventories in the normal course of business, or, with reference to inventories of crude oil and petroleum products already included in binding sale contracts, the contractual sale price. Inventories which are principally acquired with the purpose of selling in the near future and generating a profit from fluctuations in price are measured at fair value less costs to sell. The cost for inventories of hydrocarbons (crude oil, condensates and natural gas) and petroleum products is determined by applying the weighted-average cost method on a three-month basis, or monthly, when it is justified by the use and the turnover of inventories of crude oil and petroleum products; the cost for inventories of the Versalis segment is determined by applying the weighted average cost on an annual basis.
Construction contracts are measured using the cost-to-cost method, whereby contract revenue is recognized by reference to the stage of completion of the contract matching it with the contract costs incurred in reaching that stage of completion. Advances are deducted from inventories within the limits of accrued contractual considerations; any excess of such advances over the value of the inventories is recorded as a liability. Losses related to construction contracts are recognized immediately as an expense when it is probable that total contract costs will exceed total contract revenues.
Construction contract not yet invoiced, whose payment will be made in a foreign currency, is translated into euro using the rates of exchange ruling at the balance sheet date and the effect of rate changes is reflected in the profit and loss account.
When take-or-pay clauses are included in long-term natural gas purchase contracts, uncollected gas volumes which imply the “pay” clause, measured using the price formulas contractually defined, are recognized under “Other assets” as “Deferred costs” as a contra to “Other payables” or, after the settlement, to “Cash and cash equivalents”.
The allocated deferred costs are charged to the profit and loss account: (i) when natural gas is actually delivered, the related cost is included in the determination of the weighted-average cost of inventories; and	(ii) for the portion which is not recoverable, when it is not possible to collect gas that was previously uncollected within the contractually defined deadlines. Furthermore, the allocated deferred costs are tested for economic recoverability by comparing the related carrying amount and their net realizable value, determined adopting the same criteria described for inventories. Hedging instruments are described in the item “Derivatives”.

Non-current assets

Property, plant and equipment[8] Tangible assets, including investment properties, are recognized using the cost model and stated at their purchase or construction cost including any costs directly attributable to bringing the asset into operation. In addition, when a substantial period of time is required to make the asset ready for use, the purchase price or construction cost includes the borrowing costs incurred that could have otherwise been avoided if the expenditure had not been made. In the case of a present obligation for the dismantling and removal of assets and the restoration of sites, the carrying value includes, with a corresponding entry to a specific provision, the estimated (discounted) costs to be incurred at the moment the asset is retired. Changes in estimate of the carrying amounts of provisions due to the passage of time and changes in discount rates are recognized under “Provisions for contingencies[9]”. Property, plant and equipment are not revalued for financial reporting purposes. Assets carried under financial leasing or concerning arrangements that do not take the legal form of a finance lease but substantially transfer all the risks and rewards of ownership of the leased asset are recognized at fair value, net of grants attributable to the lessee or, if lower, at the present value of the minimum lease payments. Leased assets are included within property, plant and equipment. A corresponding financial debt payable to the lessor is recognized as a financial liability. These assets are depreciated using the criteria described below. When the renewal is not reasonably certain, leased assets are depreciated over the shorter of the lease term or the estimated useful life of the asset. Expenditures on renewals, improvements and transformations which provide additional economic benefits are recognized as items of property, plant and equipment when it is probable that they will increase the expected future economic benefits of the asset. Tangible assets, from the moment they begin or should begin to be used, are depreciated systematically using a straight-line method over their useful life which is an estimate of the period over which the assets will be used by the Company. When tangible assets are composed of more than one significant element with different useful lives, each component is depreciated separately. The amount to be depreciated is the book value less the residual value at the end of the useful life, if it is significant and can be reasonably determined. Land is not depreciated, even when purchased with a building. Tangible assets held for sale are not depreciated (see item “Assets held for sale and discontinued operations” below). A change in the depreciation method, deriving from changes in the asset’s useful life, in its residual value or in the pattern of consumption of the economic

(7) Interests accrued on financial assets held for trading impact the total fair value measurement of the instrument and are recognized, within the item “Finance income (expense)”, in the sub-item
“Net finance income on financial assets held for trading”. Conversely, interests accrued on financial assets available-for-sale are recognized, within the item “Finance income (expense)”, in the sub-item “Finance income”.
(8) Recognition and evaluation criteria of exploration and production activities are described in the section “Exploration and production activities” below.
(9) The Company recognizes material provisions for the retirement of assets in the Exploration & Production segment. No significant asset retirement obligations associated with any legal obligations to retire refining, marketing and transportation (downstream) and chemical long-lived assets are generally recognized, as undetermined settlement dates for asset retirements do not allow a reasonable estimate of the fair value of the associated retirement obligation. The Company performs periodic reviews of its downstream and chemical long-lived assets for any changes in facts and circumstances that might require recognition of a retirement obligation.

Contents
Eni Annual Report / Notes to the Consolidated Financial Statements

benefits embodied in the asset, shall be recognized prospectively. Assets that can be used free of charge by third parties are depreciated over the shorter term of the duration of the concession or the asset’s useful life. Replacement costs of identifiable components in complex assets are capitalized and depreciated over their useful life; the residual book value of the component that has been substituted is charged to the profit and loss account. Expenditures for ordinary maintenance and repairs are expensed as incurred. The carrying value of property, plant and equipment is reviewed for impairment whenever events indicate that the carrying amounts for those assets may not be recoverable. The recoverability of an asset is assessed by comparing its carrying value with the recoverable amount, which is the higher of fair value less costs to sell or its value in use. Value in use is the present value of the future cash flows expected to be derived from the use of the asset and, if significant and reasonably determinable, the cash flows deriving from its disposal at the end of its useful life, net of disposal costs. Expected cash flows are determined on the basis of reasonable and supportable assumptions that represent management’s best estimate of the range of economic conditions that will exist over the remaining useful life of the asset, giving greater weight to external evidence. Oil, natural gas and petroleum products prices (and to prices for products which derive there from) used to quantify the expected future cash flows are estimated based on forward prices prevailing in the marketplace for the first four years and management’s long-term planning assumptions thereafter. Discounting is carried out at a rate that reflects a current market valuation of the time value of money and of those specific risks of the asset that are not reflected in the estimate of the future cash flows. In particular, the discount rate used is the Weighted Average Cost of Capital (WACC) adjusted for the specific Country risk of the activity. The evaluation of the specific Country risk to be included in the discount rate is provided by external parties. WACC differs considering the risk associated with each operating segments; in particular for the assets belonging to the Gas & Power and Engineering & Construction segments, taking into account their different risk compared with Eni as a whole, specific WACC rates have been defined (for Gas & Power segment on the basis of a sample of companies operating in the same segment; for Engineering & Construction segment on the basis of the market quotation); WACC used for impairment reviews in the Gas & Power segment is adjusted to take into consideration the risk premium of the specific Country of the activity while WACC used for impairment reviews in the Engineering & Construction segment is not adjusted for Country risk as most of the assets are not located in a specific Country. For the other segments, a single WACC is used considering that the risk is the same to that of Eni as a whole. Value in use is calculated net of the tax effect as this method results in values similar to those resulting from discounting pre-tax cash flows at a pre-tax discount rate deriving, through an iteration process, from a post-tax valuation. Valuation is carried out for each single asset or, if the recoverable amount of a single asset cannot be determined, for the smallest identifiable group of assets that generates independent cash inflows from their continuous use, the so-called “cash generating unit”. When an impairment loss no longer	exists, a reversal of the impairment loss is recognized in the profit and loss account. The reversal cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years.

Intangible assets
Intangible assets are identifiable assets without physical substance, controlled by the Company and able to produce future economic benefits, and goodwill acquired in business combinations. An asset is classified as intangible when management is able to distinguish it clearly from goodwill. This condition is normally met when: (i) the intangible asset arises from contractual or legal rights; or (ii) the asset is separable, i.e. can be sold, transferred, licensed, rented or exchanged, either individually or together with other assets. An entity controls an asset if it has the power to obtain the future economic benefits flowing from the underlying asset and to restrict the access of others to those benefits. Intangible assets are initially stated at cost as determined by the criteria used for tangible assets and they are not revalued for financial reporting purposes. Intangible assets with a definite useful life are amortized systematically over their useful life estimated as the period over which the assets will be used by the Company; the amount to be amortized and the recoverability of the carrying amount are determined in accordance with the criteria described in the section “Property, plant and equipment”. Goodwill and other intangible assets with an indefinite useful life are not amortized. Their carrying values are reviewed for impairment at least annually and whenever events or changes in circumstances indicate that the carrying value may be impaired. Goodwill is tested for impairment at the lowest level within the entity at which it is monitored for internal management purposes. When the carrying amount of the cash generating unit, including goodwill allocated thereto, calculated considering any impairment loss of the non-current assets belonging to the cash generating unit, exceeds its recoverable amount[10], the excess is recognized as an impairment loss. The impairment loss is first allocated to reduce the carrying amount of goodwill; any remaining excess to be allocated to the assets of the unit is applied pro-rata on the basis of the carrying amount of each asset in the unit. Impairment charges against goodwill are not reversed[11]. Costs of technological development activities are capitalized when: (i) the cost attributable to the development activity can be reliably determined; (ii) there is the intention, availability of financial and technical resources to make the asset available for use or sale; and (iii) it can be demonstrated that the asset is able to generate future economic benefits. Intangible assets also include public to private service concession arrangements concerning the development, financing, operation and maintenance of infrastructures under concession, in which the grantor: (i) controls or regulates what services the operator must provide with the infrastructure, and at what price; and (ii) controls – by the ownership, beneficial entitlement or otherwise – any significant residual interest in the infrastructure at the end of the concession arrangement. According to the agreements, the operator has the right to operate the infrastructure, controlled by the grantor, in order to provide the public service[12].

(10) For the definition of recoverable amount see item “Property, plant and equipment”.
(11) Impairment charges recognized in an interim period are not reversed also when, considering conditions existing in a subsequent interim period, they would have been recognized in a smaller amount or would not have been recognized.
(12) When the operator has an unconditional contractual right to receive cash or another financial asset from or at the direction of the grantor, considerations received or receivable by the operator for construction or upgrade of infrastructure are recognized as a financial asset.

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Eni Annual Report / Notes to the Consolidated Financial Statements

Exploration and production activities[13]

Acquisition of mineral rights
Costs associated with the acquisition of mineral rights are capitalized in connection with the assets acquired (such as exploratory potential, probable and possible reserves and proved reserves). When the acquisition is related to a set of exploratory potential and reserves, the cost is allocated to the different assets acquired on the basis of the value of the expected discounted cash flows. Expenditure for the exploratory potential, represented by the costs for the acquisition of the exploration permits and for the extension of existing permits, is recognized under “Intangible assets” and is amortized on a straight-line basis over the period of the exploration as contractually established. If the exploration is abandoned, the residual expenditure is charged to the profit and loss account. Acquisition costs for proved reserves and for possible and probable reserves are recognized in the balance sheet as assets. Costs associated with proved reserves are amortized on a UOP basis, as detailed in the section “Development”, considering both developed and undeveloped reserves. Expenditures associated with possible and probable reserves are not amortized until classified as proved reserves; in case of a negative result, the costs are charged to the profit and loss account.

Exploration
Costs associated with exploratory activities for oil and gas producing properties incurred both before and after the acquisition of mineral rights (such as acquisition of seismic data from third parties, test wells and geophysical surveys) are initially capitalized in order to reflect their nature as an investment and subsequently amortized in full when incurred.

Development
Development expenditures are those costs incurred to obtain access to proved reserves and to provide facilities for extracting, gathering and storing oil and gas. They are then capitalized within property, plant and equipment and amortized generally on a UOP basis, as their useful life is closely related to the availability of economically producible reserves. This method provides for residual costs at the end of each quarter to be amortized at a rate representing the ratio between the volumes extracted during the quarter and the proved developed reserves existing at the end of the quarter, increased by the volumes extracted during the quarter. This method is applied with reference to the smallest aggregate representing a direct correlation between development expenditures and proved developed reserves. Costs related to unsuccessful development wells or damaged wells are expensed immediately as losses on disposal. Development costs are tested for impairment in accordance with the criteria described in the section “Property, plant and equipment”.

Production
Production costs are those costs incurred to operate and maintain wells and field equipment and are expensed as incurred.

Production-sharing agreements and buyback contracts
Oil and gas reserves related to production-sharing agreements and buyback contracts are determined on the basis of contractual clauses related to the repayment of costs incurred for the exploration, development and production activities executed through the use of Company’s technologies and financing (Cost Oil) and the Company’s share of production volumes not destined to cost recovery (Profit Oil). Revenues from the sale of the production entitlements against both Cost Oil and Profit Oil are accounted for on an accrual basis whilst exploration, development and production costs are accounted for according to the policies mentioned above. The Company’s share of production volumes and reserves representing the Profit Oil includes the share of hydrocarbons which corresponds to the taxes to be paid, according to the contractual agreement, by the national government on behalf of the Company. As a consequence, the Company has to recognize at the same time an increase in the taxable profit, through the increase of the revenues, and a tax expense.

Retirement
Costs expected to be incurred with respect to the retirement of a well, including costs associated with removal of production facilities, dismantlement and site restoration, are capitalized, consistently with the policy described under “Property, plant and equipment”, and then amortized on a UOP basis.

Grants
Grants related to assets are recognized as a reduction of purchase price or production cost of the related assets when there is reasonable assurance that the conditions attaching to them, agreed upon with the grantor government, have been fulfilled. Grants not related to capital expenditure are recognized in the profit and loss account on an accrual basis matching the related costs when incurred.

Non-current financial assets

Investments
Investments in subsidiaries excluded from consolidation, jointly controlled entities and associates are accounted for using the equity method[14]. Jointly controlled entities are those entities over which Eni governs, jointly with other venturers, the financial and operating decisions relating to the activity so as to obtain benefits from it. Associates are entities over which Eni has significant influence, that is the power to participate in the financial and operating policy decisions of the investee, but is not control or joint control over those policies. Under the equity method, investments are initially recognized at cost, allocating any difference between the cost of the investment and the investor’s share of the net fair value of the investee’s identifiable net assets analogously to the recognition principles of business combination. Subsequently the carrying amount is adjusted to reflect: (i) the investor’s share of the post-acquisition profit or loss of the investee; and (ii) the investor’s share of the investee’s other comprehensive income. The changes in the equity of investees

(13) IFRS does not have specific criteria for hydrocarbon exploration and production activities. Eni continues to use existing accounting policies for exploration and evaluation of assets previously applied before the introduction of IFRS 6 “Exploration for and evaluation of mineral resources”.
(14) In the case of step acquisition of a significant influence (or joint control), the investment is recognized, at the acquisition date of significant influence (joint control), at the amount deriving from the use of the equity method assuming the adoption of this method since initial acquisition; the “step-up” of the carrying amount of interests owned before the acquisition of significant influence (joint control) is taken to equity.

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accounted for using the equity method, not arising from the profit or loss or from the other comprehensive income, are recognized in the investor’s profit and loss account, as they represent, basically, a gain or loss from a disposal of an interest of the investee’s equity. Distributions received from an investee are recorded as a reduction of the carrying amount of the investment. In applying the equity method, consolidations adjustments are considered (see also “Principles of consolidation” paragraph). When there is objective evidence of impairment (see also section “Current assets”), the recoverability is tested by comparing the carrying amount and the related recoverable amount determined by adopting the criteria indicated in the item “Property, plant and equipment”. Subsidiaries excluded from consolidation, jointly controlled entities and associates are accounted for at cost, net of impairment losses if this does not result in a misrepresentation of the Company’s financial condition. When an impairment loss no longer exists, a reversal of the impairment loss is recognized in profit and loss account within “Other gain (loss) from investments”. The reversal cannot exceed the previously recognized impairment losses.
The sale of equity interests with loss of joint control and significant influence over the investee determines the recognition in the profit and loss account of: (i) any gain/loss calculated as the difference between the consideration received and the corresponding transferred share; (ii) any gain or loss recognized as a result of remeasuring to fair value any investment retained in the former joint venture/associate; (iii) any amount related to the former joint venture/associate previously recognized in other comprehensive income which can be reclassified subsequently to profit and loss account[15]. Any investment retained in the former joint venture/associate is recognized at its fair value at the date when joint control or significant influence are lost and shall be accounted for in accordance with the applicable measurement criteria. Other investments, included in non-current assets, are recognized at their fair value and their effects are included in the equity reserve related to other comprehensive income; the changes in fair value recognized in equity are charged to the profit and loss account when it is impaired or realized. Galp and Snam shares related to convertible bonds are measured at fair value through profit and loss account, under the fair value option, in order to significantly reduce the accounting mismatch with the recognition of the option embedded in the convertible bond, measured at fair value through profit and loss account. When investments are not traded in a public market and their fair value cannot be reasonably determined, they are accounted for at cost, net of impairment losses; impairment losses shall not be reversed[16]. The investor’s share of losses of an investee, that exceeds its interest in the investee, is recognized in a specific provision only to the extent the investor is required to fulfill legal or constructive obligations of the investee or to cover its losses.

Receivables and financial assets to be held to maturity
Receivables and financial assets to be held to maturity are stated at cost represented by the fair value of the initial exchanged amount adjusted to take into account direct external costs related to the transaction (e.g. fees of agents or consultants, etc.). The initial carrying value is then adjusted to take into account principal repayments, reductions	for impairment or uncollectibility and amortization of any difference between the maturity amount and the initial amount. Amortization is carried out on the basis of the effective interest rate represented by the rate that equalizes, at the moment of the initial recognition, the present value of expected cash flows to the initial carrying amount (so called “amortized cost method”). Receivables for finance leases are recognized at an amount equal to the present value of the lease payments and the purchase option price or any residual value; the amount is discounted at the interest rate implicit in the lease. If there is objective evidence that an impairment loss has been incurred (see also point “Current assets”), the impairment loss is measured by comparing the carrying value with the present value of the expected cash flows discounted at the effective interest rate as defined at initial recognition, or at the moment of its updating to reflect re-pricings contractually established. Receivables and financial assets to be held to maturity are presented net of the allowance for impairment losses; when the impairment loss is definite the allowance for impairment losses is reversed for charges, otherwise for excess. Changes to the carrying amount of receivables or financial assets in accordance with the amortized cost method are recognized as “Finance income (expense)”.

Assets held for sale and discontinued operations
Non-current assets and current and non-current assets included within disposal groups, are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through their continuing use. For this to be the case, the sale must be highly probable and the asset or the disposal group must be available for immediate sale in its present condition. Non-current assets held for sale, current and non-current assets included within disposal groups that have been classified as held for sale and the liabilities directly associated with them are recognized in the balance sheet separately from the entity’s other assets and liabilities. Non-current assets held for sale are not depreciated and they are measured at the lower of the fair value less costs to sell and their carrying amount. The classification as held for sale of equity-accounted investments determines the interruption of equity method accounting; therefore, in this case, the book value of the investment in accordance with the equity method represents the carrying amount for the measurement as non-current assets held-for sale. Any difference between the carrying amount and the fair value less costs to sell is taken to the profit and loss account as an impairment loss; any subsequent reversal is recognized up to the cumulative impairment losses, including those recognized prior to qualification of the asset as held for sale. Non-current assets and current and non-current assets included within disposal groups, classified as held for sale, are considered a discontinued operation if, alternatively: (i) represent a separate major line of business or geographical area of operations; (ii) are part of a disposal program of a separate major line of business or geographical area of operations; or (iii) are a subsidiary acquired exclusively with a view to resale. The results of discontinued operations, as well as any gain or loss recognized on the disposal, are indicated in a separate profit and loss account item, net of the related tax effects; the economic figures of discontinued operations are indicated also for prior periods presented in the financial statements. When there is a sale plan involving loss of

(15) Conversely, any component related to the former joint venture/associate previously recognized in other comprehensive income, which can not be reclassified subsequently to profit and loss account, are reclassified within retained earnings.
(16) Impairment charges recognized in an interim period are not reversed also when, considering conditions existing in a subsequent interim period, they would have been recognized in a smaller amount or would not have been recognized.

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Eni Annual Report / Notes to the Consolidated Financial Statements

control of a subsidiary, all the assets and liabilities of that subsidiary are classified as held for sale, regardless of whether a non-controlling interest in its former subsidiary will be retain after the sale.

Financial liabilities

Debt is measured at amortized cost (see item “Non-current financial assets” above). Financial liabilities are derecognized when they are extinguished, or when the obligation specified in the contract is discharged or cancelled or expires.

Provisions for contingencies

Provisions for contingencies are liabilities for expenses and charges of a definite nature and whose existence is certain or probable but for which at year-end the timing or amount of future expenditure is uncertain. Provisions are recognized when: (i) there is a present obligation, legal or constructive, as a result of a past event; (ii) it is probable that the settlement of that obligation will result in an outflow of resources embodying economic benefits; and (iii) the amount of the obligation can be reliably estimated. The amount recognized as a provision is the best estimate of the expenditure required to settle the present obligation at the balance sheet date or to transfer it to third parties at that time. The amount recognized for onerous contracts is the lower of the cost necessary to fulfill the obligations, net of expected economic benefits deriving from the contracts, and any indemnity or penalty arising from failure to fulfill these obligations. If the effect of the time value is material, and the payment date of the obligations can be reasonably estimated, provisions to be accrued are the present value of the expenditures expected to be required to settle the obligation at a discount rate that reflects the Company’s average borrowing rate taking into account the risks associated with the obligation.
The increase in the provision due to the passage of time is recognized as “Finance income (expense)”. When the liability regards a tangible asset (e.g. site dismantling and restoration), the provision is stated with a corresponding entry to the asset to which it refers. Charges to the profit and loss account are made with the amortization process. Costs that the Company expects to bear in order to carry out restructuring plans are recognized when the Company has a detailed formal plan for the restructuring and has raised a valid expectation in the affected parties that it will carry out the restructuring. Provisions are periodically reviewed and adjusted to reflect changes in the estimates of costs, timing and discount rates. Changes in provisions are recognized in the same profit and loss account item that had previously held the provision, or, when the liability regards tangible assets (i.e. site dismantling and restoration), changes in the provision are recognized with a corresponding entry to the assets to which they refer, to the extent of the assets’ carrying amounts; any excess amount is recognized to the profit and loss account. In Note 28 - Provisions for contingencies, the following contingent liabilities are described: (i) possible, but not probable obligations arising from past events, whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the Company’s control; and (ii) present obligations arising from past events whose amount cannot be reliably measured or whose settlement will probably not result in an outflow of resources embodying economic benefits.

Provisions for employee benefits

Post-employment benefit plans, including informal arrangements, are classified as either defined contribution plans or defined benefit plans depending on the economic substance of the plan as derived from its principal terms and conditions. In the first case, the Company’s obligation, which consists of making payments to the State or a trust or a fund, is determined on the basis of contributions due. The liabilities related to defined benefit plans, net of any plan assets, are determined on the basis of actuarial assumptions and charged on an accrual basis during the employment period required to obtain the benefits. Net interest includes the return on plan assets and the interests cost to be recognized in the profit and loss account. Net interest is measured by applying to the liability, net of any plan assets, the discount rate used to calculate the present value of the liability; net interest of defined benefit plans is recognized in “Finance income (expense)”. Remeasurements of the net defined benefit liability, comprising actuarial gains and losses, resulting from changes in the actuarial assumptions used or from changes arising from experience adjustments, and the return on plan assets excluding amounts included in net interest, are recognized within statement of comprehensive income. Furthermore, in presence of net assets, changes in their value different from those included in net interest are recognized within statement of comprehensive income. Obligations for long-term benefits are determined by adopting actuarial assumptions. The effects of remeasurements are taken to profit and loss account in their entirety.

Treasury shares

Treasury shares are recognized as deductions from equity at cost.
Gains or losses resulting from subsequent sales are recognized in equity.

Revenues and costs

Revenues associated with sales of products and services are recognized when significant risks and rewards of ownership have passed to the customer or when the transaction can be considered settled and the associated revenue can be reliably measured. In particular, revenues are recognized for the sale of:
- crude oil, generally upon shipment;
- natural gas, upon delivery to the customer;
- petroleum products sold to retail distribution networks, generally upon delivery to the service stations, whereas all other sales of petroleum products are generally recognized upon shipment;
- chemical products and other products, generally upon shipment.
Revenues are recognized upon shipment when, at that date, significant risks are transferred to the buyer. Revenues from crude oil and natural gas production from properties in which Eni has an interest together with other producers are recognized on the basis of Eni’s net working interest in those properties (entitlement method). Differences between Eni’s net working interest volume and actual production volumes are recognized at current prices at year end. Revenues related to partially rendered services are recognized by reference to the stage of completion, provided that: (i) the amount of revenues can be measured reliably; (ii) it is probable that the economic benefits associated with the transaction will flow to the entity; (iii) the stage of completion of

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Eni Annual Report / Notes to the Consolidated Financial Statements

the transaction at the end of the reporting period can be measured reliably; and (iv) the related costs can be measured reliably. When the outcome of the transaction involving the rendering of services cannot be estimated reliably, revenue is recognized only to the extent of the expenses recognized that are recoverable. Revenues accrued during the year related to construction contracts are recognized on the basis of contractual revenues with reference to the stage of completion of a contract measured on the cost-to-cost basis. For service concession arrangements (see item “Intangible assets” above) in which customers fees do not provide a reliable distinction between the compensation for construction/update of the infrastructure and the compensation for operating it and in the absence of external benchmarks, revenues recognized during the construction/update phase are limited to the amount of the costs incurred. Additional revenues, derived from a change in the scope of work, are included in the total amount of revenues when it is probable that the customer will approve the variation and the related amount. Claims deriving from additional costs incurred for reasons attributable to the customer are included in the total amount of revenues when it is probable that the counterparty will accept them. Tangible assets, different from an infrastructure used in service concession arrangements, transferred from customers (or constructed using cash transferred from customers) and used to connect them to a network to supply goods and services, are recognized at their fair value as an offset to revenues. When more than one separately identifiable service is provided (for example, connection to a network and supply of goods) the entity shall assess for which one service it receives the transferred asset from the customer and it shall consistently recognize a revenue when the connection is delivered or over the lesser period between the length of the supply and the useful life of the transferred asset. Revenues are measured at the fair value of the consideration received or receivable net of returns, discounts, rebates, bonuses and related taxation. Award credits, related to customer loyalty programs, are recognized as a separate component of the sales transaction which grants the right to customers. Therefore, the portion of revenues related to the fair value of award credits granted is recognized as an offset to the item “Other liabilities”. The liability is charged to the profit and loss account in the period in which the award credits are redeemed by customers or the related right is lost. The exchange of goods and services of a similar nature and value do not give rise to revenues and costs as they do not represent sale transactions. Costs are recognized when the related goods and services are sold or consumed during the year, they are systematically allocated or when their future economic benefits cannot be identified. Costs associated with emission quotas, determined on the basis of the market prices, are recognized in relation to the amount of the carbon dioxide emissions that exceed free allowances. Costs related to the purchase of the emission rights are recognized as intangible assets net of any negative difference between the amount of emissions and the free allowances. Revenues related to emission quotas are recognized when they are sold. In case of sale, if applicable, the acquired emission rights are considered as the first to be sold. Monetary receivables granted as a substitution of emission rights awarded free of charge are recognized as a contra to item “Other income and revenues” of the profit and loss account. Operating lease payments are recognized in the profit and loss account over the length of the contract. Payroll costs include stock options granted to managers,	consistent with their actual remunerative nature. The instruments granted are recorded at fair value on the vesting date and are not subject to subsequent adjustments; the current portion is calculated pro-rata over the vesting period[17]. The fair value of stock options is determined using valuation techniques which consider conditions related to the exercise of options, current share prices, expected volatility and the risk-free interest rate. The fair value of stock options is recognized as a contra to the equity item “Other reserves”. The costs for the acquisition of new knowledge or discoveries, the study of products or alternative processes, new techniques or models, the planning and construction of prototypes or, in any case, costs incurred for other scientific research activities or technological development, which cannot be capitalized (see item “Intangible assets” above), are included in the profit and loss account when they are incurred.

Exchange rate differences

Revenues and costs associated with transactions in currencies other than the functional currency are translated into the functional currency by applying the exchange rate at the date of the transaction. Monetary assets and liabilities denominated in currencies other than functional currency are converted by applying the year end exchange rate and the effect is stated in the profit and loss account. Non-monetary assets and liabilities denominated in currencies other than the functional currency valued at cost are translated at the initial exchange rate. Non-monetary items that are measured at fair value, recoverable amount or net realizable value are translated using the exchange rate at the date when the value is determined.

Dividends

Dividends are recognized at the date of the general shareholders’ meeting in which they were declared, except when the sale of shares before the ex-dividend date is certain.

Income taxes

Current income taxes are determined on the basis of estimated taxable income. The estimated liability is included in “Income taxes payable”. Current income tax assets and liabilities are measured at the amount expected to be paid to (recovered from) the tax Authorities, using tax rates and the tax laws that have been enacted or substantively enacted by the end of the reporting period. Deferred tax assets or liabilities are recognized for temporary differences arising between the carrying amounts of the assets and liabilities and their tax bases, based on tax rates and tax laws that have been enacted or substantively enacted for future years. Deferred tax assets are recognized when their recoverability is considered probable; in particular, deferred tax assets are recoverable when it is probable that taxable income will be available in the same year as the reversal of the deductible temporary difference. Similarly, deferred tax assets for the carryforward of unused tax credits and unused tax losses are recognized to the extent that the recoverability is probable. Relating to the temporary differences associated with investments in subsidiaries, jointly controlled entities and associates, the related deferred tax liabilities are not recognized

(17) Conversely, any component related to the former joint venture/associate previously recognized in other comprehensive income, which can not be reclassified subsequently to profit and loss account, are reclassified within retained earnings.

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Eni Annual Report / Notes to the Consolidated Financial Statements

if the investor is able to control the timing of reversal of the temporary differences and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets and liabilities are included in non-current assets and liabilities and are offset at a single entity level if related to offsettable taxes. The balance of the offset, if positive, is recognized in the item “Deferred tax assets”; if negative, in the item “Deferred tax liabilities”. When the results of transactions are recognized directly in shareholders’ equity, the related current and deferred taxes are also charged to the shareholders’ equity.

Derivatives

Derivatives, including embedded derivatives which are separated from the host contract, are assets and liabilities measured at their fair value. Derivatives are designated as hedging instruments when the relationship between the derivative and the hedged item is formally documented and the hedge is highly effective and regularly reviewed. When hedging instruments hedge the risk of changes of the fair value of the hedged item (fair value hedge, e.g. hedging of the variability on the fair value of fixed interest rate assets/liabilities), the derivatives are measured at fair value through profit and loss account. Hedged items are consistently adjusted to reflect, in the profit and loss account, the changes of fair value associated with the hedged risk; this applies even if the hedged item should be otherwise measured. When derivatives hedge the cash flow variability risk of the hedged item (cash flow hedge, e.g. hedging the variability on the cash flows of assets/liabilities as a result of the fluctuations of exchange rate), the changes in the fair value of the derivatives, considered an effective hedge, are initially recognized in the equity reserve related to other comprehensive income and then reclassifies to profit and loss account in the same period during which the hedged transaction affects the profit and loss account.
The changes in the fair value of derivatives that do not meet the conditions required to qualify for hedge accounting are recognized in the profit and loss account. In particular, the changes in the fair value of non-hedging derivatives on interest rates and exchange rates are recognized in the profit and loss account item “Finance income (expense)”; conversely, the changes in the fair value of non-hedging derivatives on commodities are recognized in the profit and loss account item “Other operating (expense) income”. Economic effects of transactions to buy or sell commodities entered into to meet the entity’s normal operating requirements and for which the settlement is provided with the delivery of the underlying, are recognized on an accrual basis (the so-called normal sale and normal purchase exemption or own use exemption).

Fair value measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (not in a forced liquidation or a distress sale) at the measurement date (exit price). Fair value measurement is based on the market conditions existing at the measurement date and on the assumptions of market participants (market-based measurement). A fair value measurement assumes that the transaction to sell the asset or transfer the liability	takes place in the principal market for the asset or liability, or in the absence of a principal market, in the most advantageous market to which the entity has access, independently from the entity’s intention to sell the asset or transfer the liability to be measured.
A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use. Highest and best use is determined from the perspective of market participants, even if the entity intends a different use; an entity’s current use of a non-financial asset is presumed to be its highest and best use, unless market or other factors suggest that a different use by market participants would maximize the value of the asset.
The fair value of a liability, both financial and non-financial, or of an equity instrument, in the absence of a quoted price, is measured from the perspective of a market participant that holds the identical item as an asset at the measurement date. The fair value of a liability reflects the effect of a non-performance risk. Non-performance risk includes, but may not be limited to, an entity’s own credit risk.
In the absence of available market quotation, fair value is measured by using valuation techniques that are appropriate in the circumstances, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

4 Financial statements and changes in accounting policies

Financial statements[18]

Assets and liabilities on the balance sheet are classified as current and non-current. Items on the profit and loss account are presented by nature[19]. The statement of comprehensive income shows net profit integrated with income and expenses that are recognized directly in equity according to IFRS. The statement of changes in shareholders’ equity includes the comprehensive income for the year, transactions with shareholders in their capacity as shareholders and other changes in shareholders’ equity. The statement of cash flows is presented using the indirect method, whereby net profit is adjusted for the effects of non-cash transactions.

Changes in accounting policies

By Commission Regulation (EU) No. 475/2012 of June 5, 2012, the revised IAS 19 “Employee Benefits” (hereinafter “IAS 19”) has been endorsed. The new provisions of IAS 19 are applied retrospectively by adjusting the opening balance sheet as of January 1, 2012 and the 2012 profit and loss account. In the consolidated financial statements, the application of the new provisions of IAS 19 leads a pre-tax and post-tax effect amounting to, respectively: (i) a decrease of equity as of January 1, 2012 of euro 123 million and euro 61 million; (ii) a decrease of equity as of December 31, 2012 of euro 269 million and euro 155 million, whose euro 149 million and euro 96 million related to the 2012 actuarial

(18) The financial statements are the same reported in the Annual Report 2012, except for: (i) the statement of comprehensive income where, based on the amendments of IAS 1 “Presentation of Financial Statements”, other comprehensive income are grouped on the basis of their possibility to be reclassified subsequently to profit and loss account in accordance with the applicable IFRSs (reclassification adjustments); and (ii) the adoption of the new provisions of IAS 19, whose effects are described in the item “Changes in accounting policies”.
(19) Further information on financial instruments as classified in accordance with IFRS is provided in Note 35 - Guarantees, commitments and risks - Other information about financial instruments.

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gains and losses recognized within other comprehensive income. The effect on the 2012 profit and loss account is not material. The presentation of net interest on defined benefit plans within the item “Finance income (expense)”, previously presented within the payroll costs, determined an increase of 2012 operating profit of euro 45 million.
Furthermore, starting from January 1, 2013, IFRS 13 “Fair value measurement” is effective (endorsed by Commission Regulation (EU) No. 1255/2012 of December 11, 2012) which provides a framework for fair value measurements, required or permitted by other IFRSs, and for the disclosures about fair value measurements. The effect of adoption of IFRS 13 is not material.

5 Use of accounting estimates

The preparation of the Consolidated Financial Statements requires the use of estimates and assumptions that affect the assets, liabilities, revenues and expenses reported in the financial statements, as well as amounts included in the notes thereto, including discussion and disclosure of contingent liabilities. Estimates made are based on complex or subjective judgments and past experience of other assumptions deemed reasonable in consideration of the information available at the time. The accounting policies and areas that require the most significant judgments and estimates to be used in the preparation of the Consolidated Financial Statements are in relation to the accounting for oil and natural gas activities, specifically in the determination of proved and proved developed reserves, impairment of fixed assets, intangible assets and goodwill, asset retirement obligations, business combinations, pensions and other post-retirement benefits, recognition of environmental liabilities and recognition of revenues in the oilfield services construction and engineering businesses. Although the Company uses its best estimates and judgments, actual results could differ from the estimates and assumptions used. A summary of significant estimates follows.

Oil and gas activities
Engineering estimates of the Company’s oil and gas reserves are inherently uncertain. Proved reserves are the estimated volumes of crude oil, natural gas and gas condensates, liquids and associated substances which geological and engineering data demonstrate that can be economically producible with reasonable certainty from known reservoirs under existing economic conditions and operating methods. Although there are authoritative guidelines regarding the engineering and geological criteria that must be met before estimated oil and gas reserves can be designated as “proved”, the accuracy of any reserve estimate is a function of the quality of available data, engineering and geological interpretation and judgment. Field reserves will only be categorized as proved when all the criteria for attribution of proved status have been met. At this stage, all booked reserves are classified as proved undeveloped. Volumes are subsequently reclassified from proved undeveloped to proved developed as a consequence of development activity. The first proved developed bookings occur at the point of first oil or gas production. Major development projects typically take one to four years from the time of initial booking to the start of production. Eni reassesses its estimate of proved reserves periodically. The estimated proved reserves of oil and natural gas may be subject to future revision and upward and downward revision may be made to the initial booking of reserves due to production, reservoir performance, commercial factors, acquisition and divestment activity and additional reservoir development activity. In particular, changes in oil and natural gas prices could impact the amount of Eni’s proved reserves in regards to the initial estimate and, in the case of production-sharing agreements and buyback contracts, the share of production and reserves to which Eni is entitled. Accordingly, the estimated reserves could be materially different from the quantities of oil and natural as that ultimately will be recovered. Oil and natural gas reserves have a direct impact on certain amounts reported in the Consolidated Financial Statements. Estimated proved reserves are used in determining depreciation and depletion expenses and impairment expense. Depreciation and depletion rates on oil and gas assets using the UOP basis are determined from the ratio between the amount of hydrocarbons extracted in the quarter and proved developed reserves existing at the end of the quarter increased by the amounts extracted during the quarter. Assuming all other variables are held constant, an increase in estimated proved developed reserves for each field decreases depreciation and depletion expense. Conversely, a decrease in estimated proved developed reserves increases depreciation and depletion expense. In addition, estimated proved reserves are used to calculate future cash flows from oil and gas properties, which are used to assess any impairment loss. The larger is the volume of estimated reserves, the lower is the likelihood of asset impairment.

Impairment of assets
Assets are impaired when there are events or changes in circumstances that indicate the carrying values of the assets are not recoverable. Such impairment indicators include changes in the Group’s business plans, changes in commodity prices leading to unprofitable performance, a reduced utilization of the plants and, for oil and gas properties, significant downward revisions of estimated proved reserve quantities or significant increase of the estimated development costs. Determination as to whether and how much an asset is impaired involves management estimates on highly uncertain and complex matters such as future commodity prices, the effects of inflation and technology improvements on operating expenses, production profiles and the outlook for global or regional market supply and demand conditions for crude oil, natural gas, commodity chemicals and refined products. Similar remarks are valid for the physical recoverability of assets recognized in the balance sheet (deferred costs - see also item “Current assets”) related to natural gas volumes not collected under long-term purchase contracts with take-or-pay clauses as well as for the recoverability of deferred tax assets. The amount of an impairment loss is determined by comparing the book value of an asset with its recoverable amount. The recoverable amount is the greater of fair value net of disposal cost or the value in use.
The estimated value in use is based on the present values of expected future cash flows net of disposal costs. The expected future cash flows used for impairment analyses are based on judgmental assessments of future production volumes, prices and costs, considering available information at the date of review and are discounted by using a rate which considers the risks specific to the asset. For oil and natural gas properties, the expected future cash flows are estimated principally based on developed and non-developed proved reserves including, among other elements, production taxes and the costs to be incurred for the reserves yet to be developed. Oil, natural gas and petroleum product prices (and prices from products which are derived there from) used to quantify the expected future cash flows are estimated based on forward prices prevailing in the marketplace for the first four years and management’s long-term planning assumptions thereafter. The estimate of the future

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amount of production is based on assumptions related to the commodity future prices, lifting and development costs, field decline rates, market demand and other factors. The discount rate reflects the current market valuation of the time value of money and of the specific risks of the asset not reflected in the estimate of the future cash flows. Goodwill and other intangible assets with an indefinite useful life are not subject to amortization. The Company tests for impairment such assets at the cash-generating unit level on an annual basis and whenever there is an indication that they may be impaired In particular, goodwill impairment is based on the lowest level (cash generating unit) to which goodwill can be allocated on a reasonable and consistent basis. A cash generating unit is the smallest aggregate on which the Company, directly or indirectly, evaluates the return on the capital expenditure. If the recoverable amount of a cash generating unit is lower than the carrying amount, goodwill attributed to that cash generating unit is impaired up to that difference; if the carrying amount of goodwill is lower than the amount of the impairment loss, the assets of the cash generating unit are impaired pro-rata on the basis of their carrying amount for the residual difference.

Asset retirement obligations
Obligations to remove tangible equipment and restore land or seabed require significant estimates in calculating the amount of the obligation and determining the amount required to be recorded presently in the Consolidated Financial Statements. Estimating future asset retirement obligations is complex. It requires management to make estimates and judgments with respect to removal obligations that will come to term many years into the future and contracts and regulations are often unclear as to what constitutes removal. In addition, the ultimate financial impact of environmental laws and regulations is not always clearly known as asset removal technologies and costs constantly evolve in the Countries where Eni operates, as do political, environmental, safety and public expectations. The subjectivity of these estimates is also increased by the accounting method used that requires entities to record the fair value of a liability for an asset retirement obligation in the period when it is incurred (typically, at the time the asset is installed at the production location). When provisions are initially recognized, the related fixed assets are increased by an equal corresponding amount. Then the carrying amount of provisions is adjusted to reflect the passage of time and any change in the estimates following the modification of future cash flows and discount rates adopted. The discount rate used to determine the provision is based on managerial judgments.

Business combinations
Accounting for business combinations requires the allocation of the purchase price to the identifiable assets and liabilities of the acquired business at their fair values. Any positive residual difference is recognized as “Goodwill”. Any negative residual difference is recognized in the profit and loss account. Management uses all available information to make these fair value measurements and, for major business combinations, engages independent external advisors.

Environmental liabilities
As other oil and gas companies, Eni is subject to numerous EU, national, regional and local environmental laws and regulations concerning its oil and gas operations, production and other activities. They include legislations that implement international conventions or protocols. Environmental costs are recognized when it becomes probable that	a liability will be incurred and a reliable estimate can be made of the amount of the obligation. Management, considering the actions already taken, insurance policies obtained to cover environmental risks and provision for risks accrued, does not expect any material adverse effect on Eni’s consolidated results of operations and financial position as a result of such laws and regulations. However, there can be no assurance that there will not be a material adverse impact on Eni’s consolidated results of operations and financial position due to: (i) the possibility of an unknown contamination; (ii) the results of the ongoing surveys and other possible effects of statements required by applicable laws; (iii) the possible effects of future environmental legislations and rules; (iv) the effects of possible technological changes relating to future remediation; and (v) the possibility of litigation and the difficulty of determining Eni’s liability, if any, against other potentially responsible parties with respect to such litigations and the possible reimbursements.

Provisions for employee benefits
Defined benefit plans are evaluated with reference to uncertain events and based upon actuarial assumptions including among others discount rates, expected rates of salary increases, medical cost trends, estimated retirement dates and mortality rates. The significant assumptions used to account for defined benefit plans are determined as follows: (i) discount and inflation rates reflect the rates at which benefits could be effectively settled, taking into account the duration of the obligation. Indicators used in selecting the discount rate include market yields on high quality corporate bonds (or, in the absence of a deep market of these bonds, on the market yields on government bonds). The inflation rates reflect market conditions observed Country by Country; (ii) the future salary levels of the individual employees are determined including an estimate of future changes attributed to general price levels (consistent with inflation rate assumptions), productivity, seniority and promotion; (iii) healthcare cost trend assumptions reflect an estimate of the actual future changes in the cost of the healthcare related benefits provided to the plan participants and are based on past and current healthcare cost trends including healthcare inflation, changes in healthcare utilization and changes in health status of the participants; (iv) demographic assumptions such as mortality, disability and turnover reflect the best estimate of these future events for individual employees involved. Differences in the amount of the net defined benefit liability (asset), deriving from the remeasurements comprising, among others, changes in the current actuarial assumptions, differences in the previous actuarial assumptions and what has actually occurred and differences in the return on plan assets excluding amounts included in net interest, usually occur. Remeasurements are recognized within statement of comprehensive income for defined benefit plans and within profit and loss account for long-term plans.

Provisions for contingencies
In addition to environmental liabilities, asset retirement obligation and employee benefits, Eni recognizes provisions primarily related to litigations and tax issues. The estimate of these provisions is based on managerial judgments.

Revenue recognition
Revenue recognition in the Engineering & Construction segment is based on the stage of completion of a contract as measured on the cost-to-cost basis applied to contractual revenues. Use of the stage of completion method requires estimates of future gross profit on a contract by contract

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basis. The future gross profit represents the profit remaining after deducting costs attributable to the contract from revenues provided for in the contract. The estimate of future gross profit is based on a complex estimation process that includes identification of risks related to the geographical region where the activity is carried out, market conditions in that region and any assessment that is necessary to estimate with sufficient precision the total future costs as well as the expected timetable to the end of the contract. Additional revenues, derived from a change in the scope of work, are included in the total amount of revenues when it is probable that the customer will approve the variation and the related amount. Claims deriving from additional costs incurred for reasons attributable to the customer are included in the total amount of revenues when it is probable that the counterparty will accept them.
Revenues from the sale of electricity and gas to retail customers include allocations for the supplies, occurred between the date of the last meters reading and the year end, not yet billed. These estimates are based on the difference between the volumes allocated by the grid managers and the billed volumes, as well as on other factors, considered by the management, which can impact on them.

6 Recent accounting standards

Accounting standards and interpretations issued by the IASB/IFRIC and endorsed by the EU
By Commission Regulation (EU) No. 1254/2012 of December 11, 2012, IFRS 10 “Consolidated Financial Statements” (hereinafter “IFRS 10”) and the revised IAS 27 “Separate Financial Statements” (hereinafter “revised IAS 27”) have been endorsed. The documents state, respectively, the provisions for the presentation and the preparation of consolidated and separate financial statements. IFRS 10 provides, interalia, a new definition of control to be consistently applied to all entities (included vehicles). According to this definition, an entity controls an investee when it is exposed, or has rights, to its (positive and negative) returns from its involvement and has the ability to affect those returns through its power over the investee. The standard provides some indicators to be considered in assessing control which include, interalia, potential voting rights, protective rights, the presence of agency relationships and franchise agreements. Furthermore, the new provisions acknowledge the existence of control of an investee even if the investor holds less than majority of voting rights due to shareholding dispersion or passive attitude of other shareholders. IFRS 10 and the revised IAS 27 shall be applied for annual periods beginning on or after January 1, 2014.
By Commission Regulation (EU) No. 1254/2012 of December 11, 2012, IFRS 11 “Joint Arrangements” (hereinafter “IFRS 11”) and the revised IAS 28 “Investments in Associates and Joint Ventures” (hereinafter “revised IAS 28”) have been endorsed. Depending on the rights and obligations of the parties arising from arrangements, IFRS 11 classifies joint arrangements into two types – joint operations and joint ventures – and states the required accounting treatment. With reference to joint ventures, the new provisions require to account for them using the equity method, eliminating proportionate consolidation. A joint operator accounts for assets/liabilities and expenses/revenues relating to the joint operation on the basis of its rights and obligations determined and specified in the contractual arrangements, rather than basing on its ownership interest in the joint operation. The revised IAS 28 defines, interalia, the accounting treatment to be adopted on disposal of an equity interest, or a portion of an equity interest, in a joint venture or an associate. IFRS 11 and the revised IAS 28 shall be applied for annual periods beginning on or after January 1, 2014.
By Commission Regulation (EU) No. 1254/2012 of December 11, 2012, IFRS 12 “Disclosure of Interests in Other Entities” (hereinafter “IFRS 12”) has been endorsed. The standard combines all the disclosures to be provided in financial statements regarding subsidiaries, joint arrangements, associates and unconsolidated structured entities. IFRS 12 shall be applied for annual periods beginning on or after January 1, 2014.
By Commission Regulation (EU) No. 313/2013 of April 4, 2013, the document “Consolidated Financial Statements, Joint Arrangements and Disclosure of Interests in Other Entities: Transition Guidance (Amendments to International Financial Reporting Standards 10, 11, and 12)” has been endorsed. It provides some clarifications and relieves on the transition requirements of IFRS 10, IFRS 11 and IFRS 12.
The provisions shall be applied for annual periods beginning on or after January 1, 2014[20].
By Commission Regulation (EU) No. 1256/2012 of December 13, 2012, the amendments to IAS 32 “Financial Instruments: Presentation - Offsetting Financial Assets and Financial Liabilities” (hereinafter “amendments to IAS 32”) have been endorsed, which state that: (i) in order to set off financial assets and liabilities, the right of set-off must be legally enforceable in all circumstances, such as in the normal course of business, in the event of default or in the event of insolvency or bankruptcy, of one or all of the counterparties; and (ii) in presence of specific characteristics, the gross simultaneous settlement of financial assets and liabilities, that eliminate or result in insignificant credit and liquidity risk, may be considered equivalent to net settlement.
The amendments to IAS 32 shall be applied for annual periods beginning on or after January 1, 2014.
By Commission Regulation (EU) No. 1374/2013 of December 19, 2013, the amendments to IAS 36 “Recoverable Amount Disclosures for Non-Financial Assets” have been endorsed (hereinafter “amendments to IAS 36”), which supplements the disclosure of information requiring: (i) the recoverable amount of individual assets or cash-generating units for which an impairment loss has been recognized or reversed during the period; and (ii) additional disclosures if recoverable amount is based on fair value less costs of disposal. The amendments to IAS 36 shall be applied for annual periods beginning on or after January 1, 2014.
By Commission Regulation (EU) No. 1375/2013 of December 19, 2013, the amendments to IAS 39 “Financial Instruments: Recognition and Measurement - Novation of Derivatives and Continuation of Hedge Accounting” have been endorsed (hereinafter “amendments to IAS 39”). According to these amendments, an entity shall not discontinue hedge accounting in case of novation of the derivative, as a consequence of laws or regulations, which implies that an original counterparty is replaced by a central counterparty. The amendments to IAS 39 shall be applied for annual periods beginning on or after January 1, 2014.

(20) Under the transition requirements of IFRS 10 and IFRS 11, the new provisions shall be applied in the consolidated financial statements retrospectively starting from January 1, 2014, by adjusting the opening balance sheet as of January 1, 2013 and the 2013 profit and loss account. The application of the new provisions in the consolidated financial statements leads: (i) as of January 1, 2013, an increase in total assets of euro 313 million, an increase in total liabilities of euro 454 million and a decrease in non-controlling interests of euro 141 million; (ii) in the 2013 profit and loss account, an increase in total revenues of euro 23 million, an increase in operating profit of euro 32 million and a decrease in net profit attributable to non-controlling interests of euro 13 million; (iii) as of December 31, 2013, an increase in total assets of euro 253 million, an increase in total liabilities of euro 378 million and a decrease in non-controlling interests of euro 125 million.

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Accounting standards and interpretations issued by the IASB/IFRIC and not yet endorsed by the EU
On November 12, 2009, the IASB issued IFRS 9 “Financial Instruments” (hereinafter “IFRS 9”) which changes recognition and measurement criteria of financial assets and their classification in the financial statements. In particular, the new provisions require, interalia, a classification and measurement model of financial assets based exclusively on the following categories: (i) financial assets measured at amortized cost; and (ii) financial assets measured at fair value.
The new provisions also require that investments in equity instruments, other than subsidiaries, joint ventures or associates, shall be measured at fair value with effects taken to the profit and loss account. If these investments are not held for trading purposes, subsequent changes in the fair value can be recognized in other comprehensive income, even if dividends are taken to the profit and loss account. Amounts taken to other comprehensive income shall not be subsequently transferred to the profit and loss account even at disposal. In addition, on October 28, 2010, the IASB updated IFRS 9 by incorporating the recognition and measurement criteria of financial liabilities. In particular, the new provisions require, interalia, that if a financial liability is measured at fair value through profit or loss, subsequent changes in the fair value attributable to changes in the own credit risk shall be presented in other comprehensive income; the component related to own credit risk is recognized in profit and loss account if the treatment of the changes in own credit risk would create or enlarge an accounting mismatch. On November 19, 2013, the IASB integrated IFRS 9 with the revised guidance for hedge accounting. The new provisions aim to align hedge accounting more closely with risk management activities and to establish a more principles-based approach to hedge accounting.
In particular, the main changes concern: (i) the forward-looking hedge effectiveness assessment rather than bright lines; (ii) the possibility to rebalance the hedging relationship if the risk management objective for that designating hedging relationship remains the same; (iii) the possibility to designate as an hedged item a risk component of a non-financial item, net positions or layer components of items, if specific conditions are met; (iv) the possibility to hedge aggregated exposures, i.e. a combination of a non-derivative exposure and a derivative; and	(v) the accounting of time value of purchased options or the forward elements of forward contracts, excluded from the hedge effectiveness assessment, which shall be consistent with the features of the hedged item. Furthermore, in November 2013, the IASB also removed the effective date from IFRS 9 and will decide on the effective date when the entire IFRS 9 project is closer to completion (the previous effective date was January 1, 2015).

On May 20, 2013, the IFRIC issued the interpretation IFRIC 21 “Levies” (hereinafter “IFRIC 21”), which defines the accounting for outflows imposed by governments (e.g. contributions required to operate in a specific market), other than income taxes, fines or penalties. IFRIC 21 sets out criteria for the recognition of the liability, stating that the obligating event that gives rise to the liability, and therefore to its recognition, is the activity that triggers the payment, as identified by the legislation. The provisions of IFRIC 21 shall be applied for annual periods beginning on or after January 1, 2014.
On November 21, 2013, the IASB issued the amendments to IAS 19 “Defined Benefit Plans: Employee Contributions”, which allow the recognition of contributions to defined benefit plans from employees or third parties as a reduction of service cost in the period in which the related service is received, provided that the contributions: (i) are set out in the formal conditions of the plan; (ii) are linked to service; and (iii) are independent of number of years of service (e.g. the contributions are a fixed percentage of the employee’s salary or a fixed amount throughout the service period or dependent on the employee’s age). The amendments shall be applied for annual periods beginning on or after July 1, 2014 (for Eni: 2015 financial statements).
On December 12, 2013 the IASB issued the documents “Annual Improvements to IFRSs 2010-2012 Cycle” and “Annual Improvements to IFRSs 2011-2013 Cycle”, which include, basically, technical and editorial changes to existing standards. The amendments to the standards shall be applied for annual periods beginning on or after July 1, 2014 (for Eni: 2015 financial statements).

Eni is currently reviewing these new IFRS to determine the likely impact on the Group’s results.

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Current assets

7 Cash and cash equivalents

Cash and cash equivalents of euro 5,288 million (euro 7,765 million at December 31, 2012) included financing receivables originally due within 90 days amounting to euro 3,086 million (euro 5,861 million at December 31, 2012) relating to time deposit with financial institutions having notice greater than a 48-hour period.
Cash amounting to euro 90 million (euro 84 million at December 31, 2012) was restricted due to judicial investigations and commercial proceedings in the E&C segment. More information about the judicial investigations is disclosed in Note 35 - Guarantees, commitments and risks - Corruption investigations. The average maturity of financing receivables due within 90 days was 9 days and the average interest rate amounted to 0.3% (0.5% at December 31, 2012).

8 Financial assets held for trading

The breakdown by currency of financial assets held for trading or available for sale is presented below:

Nominal value (euro million)	Fair value (euro million)	Rating - Moody’s	Rating - S&P

Quoted bonds issued by sovereign states
Fixed rate bonds
Netherlands	150	153	Aaa	AA+
France	140	144	Aa1	AA
Italy	115	116	Baa2	BBB
Belgium	95	99	Aa3	AA
Spain	55	57	Baa3	BBB-
Austria	25	26	Aaa	AA+
Germany	17	17	Aaa	AAA
Denmark	13	13	Aaa	AAA
Poland	10	8	A2	A-
Slovakia	6	7	A2	A
Sweden	5	5	Aaa	AAA
Europe (Supranational Institutions)	99	100	from Aaa to Aa1	from AAA to AA
	730	745
Floating rate bonds
Italy	667	667	Baa2	BBB
France	100	100	Aa1	AA
Spain	100	100	Baa3	BBB-
Netherlands	56	56	Aaa	AA+
Germany	50	50	Aaa	AAA
Slovakia	1	1	A2	A
Europe (Supranational Institutions)	242	242	from Aaa to Aa1	from AAA to AA
	1,216	1,216
Total quoted bonds issued by sovereign states	1,946	1,961
Other bonds
Fixed rate bonds
Quoted bonds issued by industrial companies	1,494	1,574	from Aaa to Baa3	from AAA to BBB-
Non-quoted bonds issued by industrial companies	325	325	from P-1 to P-2	from A-1 to A-2
Quoted bonds issued by financial and insurance companies	377	396	from Aaa to Baa3	from AAA to BBB-
Non-quoted bonds issued by financial and insurance companies	218	218	from P-1 to P-2	from A-1 to A-2
	2,414	2,513
Floating rate bonds
Bonds issued by industrial companies	133	133	from Aaa to Baa3	from AAA to BBB-
Bonds issued by financial companies	397	397	from Aaa to Baa3	from AAA to BBB-
	530	530
Total other bonds	2,944	3,043
Total other financial assets held for trading	4,890	5,004

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The breakdown by currency is provided below:

(euro million)	December 31, 2013

Euro	4,954
British pound	37
Swiss franc	13
5,004

The fair value was estimated on the basis of market quotations for quoted securities and on the basis of appropriate financial valuation methods commonly used for non-quoted securities. More information is disclosed in Note 35 - Guarantees, commitments and risks.

9 Financial assets available for sale

(euro million)	December 31, 2012	December 31, 2013

Securities held for operating purposes
Quoted bonds issued by sovereign states	174	165
Quoted securities issued by financial institutions	22	37
Non-quoted securities	5
	201	202
Securities held for non-operating purposes
Quoted bonds issued by sovereign states	13
Quoted securities issued by financial institutions	21	7
Non-quoted securities		26
	34	33
Total	235	235

The breakdown by currency is provided below:

(euro million)	December 31, 2012	December 31, 2013

Euro	179	173
US Dollar	38	58
Indian Rupee	18	4
	235	235

At December 31, 2013, bonds issued by sovereign states amounted to euro 165 million (euro 187 million at December 31, 2012). A breakdown by Country is presented below:

Nominal value (euro million)	Fair value (euro million)	Nominal rate of return (%)	Maturity date	Rating - Moody’s	Rating - S&P

Sovereign states
Fixed rate bonds
Belgium	27	30	from 2.88 to 4.25	from 2014 to 2021	Aa3	AA
Portugal	22	22	from 3.35 to 4.75	from 2015 to 2019	Ba3	BB
Italy	15	15	from 2.50 to 4.25	2015	Baa2	BBB
Slovakia	14	15	from 3.50 to 4.90	from 2014 to 2017	A2	A
Spain	14	14	from 3.15 to 4.10	from 2014 to 2018	Baa3	BBB-
Ireland	13	14	from 4.40 to 4.50	from 2019 to 2020	Baa3	BBB+
Austria	12	13	from 3.40 to 3.50	from 2014 to 2015	Aaa	AA+
United States of America	11	11	from 1.75 to 3.13	from 2014 to 2019	Aaa	AA+
Germany	10	10	from 3.25 to 4.25	from 2014 to 2015	Aaa	AAA
Netherlands	6	7	4.00	from 2016 to 2018	Aaa	AA+
France	5	5	4.00	2014	Aa1	AA
Slovenija	5	5	4.38	2014	Ba1	A-
Finland	4	4	from 1.13 to 1.25	from 2015 to 2017	Aaa	AAA
Total	158	165

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Securities amounting to euro 44 million were issued by financial institutions with a rating ranging from Aaa to B2 (Moody’s) and from AAA to BB- (S&P); other quoted securities amounted to euro 26 million with a rating of B1 (Moody’s) and B- (S&P).
Securities held for operating purposes of euro 202 million (euro 201 million at December 31, 2012) were designated to hedge the loss provisions of the Group’s insurance company Eni Insurance Ltd (euro 196 million at December 31, 2012).
The effects of fair value evaluation of securities are set out below:

(euro million)	Carrying amount at December 31, 2012	Changes recognized in equity	Carrying amount at December 31, 2013
Fair value	7	(1)	6
Deferred tax liabilities	(1)		(1)
Other reserves of shareholders’ equity	6	(1)	5

The fair value was estimated on the basis of market quotations for quoted securities and on the basis of appropriate financial valuation methods commonly used for non-quoted securities.

10 Trade and other receivables

(euro million)	December 31, 2012	December 31, 2013
Trade receivables	19,966	21,213
Financing receivables:
- for operating purposes - short term	440	488
- for operating purposes - current portion of long-term receivables	228	510
- for non-operating purposes	1,153	126
	1,821	1,124
Other receivables:
- from disposals	209	88
- other	6,751	6,648
	6,960	6,736
	28,747	29,073

The increase in trade and other receivables of euro 1,247 million primarily related to the Refining & Marketing segment (euro 657 million) and to the Gas & Power segment (euro 424 million).
Receivables are stated net of the valuation allowance for doubtful accounts of euro 1,877 million (euro 1,636 million at December 31, 2012):

(euro million)	Carrying amount at December 31, 2012	Additions	Deductions	Other changes	Carrying amount at December 31, 2013
Trade receivables	1,056	384	(158)	9	1,291
Financing receivables	6	54		(8)	52
Other receivables	574	36	(54)	(22)	534
	1,636	474	(212)	(21)	1,877

Additions to the allowance reserve for doubtful trade receivable accounts amounted to euro 384 million (euro 164 million in 2012) and primarily related to the Gas & Power segment (euro 289 million).
Deductions amounted to euro 158 and related to the Gas & Power segment for euro 98 million.
At the balance sheet date, Eni had in place transactions to transfer to factoring institutions certain trade receivables without recourse for euro 2,533 million, due in 2014 (euro 2,054 million at December 31, 2012, due in 2013). Transferred receivables related to the Refining & Marketing segment (euro 1,389 million), the Gas & Power segment (euro 1,057 million), Versalis (euro 75 million) and Engineering & Construction (euro 12 million). Furthermore, Engineering & Construction transferred certain trade receivables without recourse due in 2014 for euro 222 million through Eni’s subsidiary Serfactoring SpA (euro 149 million at December 31, 2012, due in 2013).
Trade receivables amounting to euro 659 million were due in the Exploration & Production segment and related to hydrocarbons supplies to Egyptian State-owned companies. In order to reduce the outstanding amounts, negotiations and contacts are ongoing with the State companies’ top management and the Ministerial Authorities, in a context of stable relationships with the counterparties.

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The ageing of trade and other receivables is presented below:

December 31, 2012	December 31, 2013

(euro million)	Trade receivables	Other receivables	Total	Trade receivables	Other receivables	Total
Neither impaired nor past due	16,859	5,840	22,699	16,630	5,505	22,135
Impaired (net of the valuation allowance)	1,257	204	1,461	1,056	170	1,226
Not impaired and past due in the following periods:
- within 90 days	1,295	84	1,379	1,699	325	2,024
- 3 to 6 months	216	22	238	709	50	759
- 6 to 12 months	159	239	398	604	185	789
- over 12 months	180	571	751	515	501	1,016
	1,850	916	2,766	3,527	1,061	4,588
	19,966	6,960	26,926	21,213	6,736	27,949

Trade receivables not impaired and past due primarily pertained to high-credit-rating public administrations, state-owned companies and other highly-reliable counterparties for oil, natural gas and chemical products supplies and to retail customers of the Gas & Power segment. The Gas & Power segment recorded a noticeable increase in the amounts past due by retail customers, as a consequence of the financial difficulties and the economic slowdown.
Trade receivables included amounts withheld to guarantee certain contract work in progress for euro 209 million (euro 178 million at December 31, 2012).
Trade receivables in currencies other than euro amounted to euro 7,600 million (euro 7,236 million at December 31, 2012).
Financing receivables associated with operating purposes of euro 998 million (euro 668 million at December 31, 2012) included loans granted to unconsolidated subsidiaries, joint ventures and associates to cover capital expenditure requirements for euro 595 million for executing industrial projects (euro 351 million at December 31, 2012) and cash deposits to hedge the loss provision made by Eni Insurance Ltd for euro 321 million (euro 280 million at December 31, 2012). Receivables for financial leasing amounting to euro 26 million at December 31, 2012 were set to zero as a result of the divestment of Finpipe GIE.
Financing receivables not associated with operating activities amounted to euro 126 million (euro 1,153 million at December 31, 2012) and related to: (i) restricted deposits in escrow for euro 92 million of Eni Trading & Shipping SpA (euro 93 million at December 31, 2012) of which euro 82 million with Citigroup Global Markets Ltd and euro 8 million with BNP Paribas and euro 2 million with ABN AMRO relating to derivatives; (ii) restricted deposits in escrow of receivables of the Engineering & Construction segment for euro 25 million (same amount as of December 31, 2012). The decrease in financing receivables not associated with operating activities of euro 1,027 million related to: (i) the collection from Cassa Depositi e Prestiti for euro 883 million as final installment of the total consideration of euro 3,517 million relating to the divestment of 1,013,619,522 ordinary shares of Snam SpA; (ii) the collection from Snam SpA of residual receivables for intercompany transactions for euro 141 million as of December 31, 2013.
Financing receivables in currencies other than euro amounted to euro 598 million as of December 31, 2013 (euro 331 million as of December 31, 2012).
Receivables related to divesting activities of euro 88 million (euro 209 million at December 31, 2012) related to the divestment of a 3.25% interest in the Karachaganak project (equal to Eni’s 10% interest) to the Kazakh partner KazMunaiGas for euro 79 million. A description of the transaction is reported in Note 21 - Other non-current receivables.
Other receivables of euro 6,648 million (euro 6,751 million at December 31, 2012) included receivables of euro 575 million relating to the recovery of costs incurred by the Exploration & Production segment undergoing arbitration procedure (euro 481 million at December 31, 2012). Receivables for euro 333 million as of December 31, 2012 were fully collected during 2013 and they related to amounts of gas to be delivered to gas customers who pre-paid the underlying gas volumes in previous years upon activation of the take-or-pay clause.
Other receivables were as follows:

(euro million)	December 31, 2012	December 31, 2013
Receivables originated from divestments	209	88
Accounts receivable from:
- joint venture partners in exploration and production	4,343	4,771
- non-financial government entities	33	34
- insurance companies	176	170
- prepayments for services	616	611
- from factoring arrangements	130	121
- other receivables	1,453	941
	6,751	6,648
	6,960	6,736

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Eni Annual Report / Notes to the Consolidated Financial Statements

Receivables from joint venture partners in exploration and production activities included the share of the liability for defined-benefit plans of euro 264 million (euro 308 million at December 31, 2012), whereby Eni recognized the 100% – liability of all employees of the operated – joint ventures (see Note 29 - Provisions for employee benefits).
Receivables from factoring arrangements of euro 121 million (euro 130 million at December 31, 2012) related to Serfactoring SpA and consisted of advances for factoring arrangements with recourse and receivables for factoring arrangements without recourse.
Other receivables in currencies other than euro amounted to euro 5,672 million (euro 5,737 million at December 31, 2012).
Because of the short-term maturity and conditions of remuneration of trade receivables, the fair value approximated the carrying amount.
Receivables with related parties are described in Note 43 - Transactions with related parties.

11 Inventories

December 31, 2012	December 31, 2013

(euro million)	Crude oil, gas and petroleum products	Chemical products	Work in progress	Other	Total	Crude oil, gas and petroleum products	Chemical products	Work in progress	Other	Total
Raw and auxiliary materials and consumables	948	190		1,748	2,886	714	192		1,843	2,749
Products being processed and semi-finished products	133	15		1	149	114	14		1	129
Work in progress			1,595		1,595			1,627		1,627
Finished products and goods	2,912	891		44	3,847	2,495	801		60	3,356
Certificates and emission rights				19	19				22	22
	3,993	1,096	1,595	1,812	8,496	3,323	1,007	1,627	1,926	7,883

Contract works in progress for euro 1,627 million (euro 1,595 million at December 31, 2012) are stated net of prepayments for euro 6 million (euro 7 million at December 31, 2012) which corresponded to the amount of the works executed and accepted by customers.
Inventories of euro 105 million were pledged as a guarantee for the payment of storage services.
Changes in inventories and in the loss provision were as follows:

(euro million)	Carrying amount at the beginning of the year	Changes	New or increased provisions	Deductions	Changes in the scope of consolidation	Currency translation differences	Other changes	Carrying amount at the end of the year
December 31, 2012
Gross carrying amount	7,761	1,158			(226)	(18)	(9)	8,666
Loss provision	(186)		(58)	64	10	1	(1)	(170)
Net carrying amount	7,575	1,158	(58)	64	(216)	(17)	(10)	8,496
December 31, 2013
Gross carrying amount	8,666	(343)			(3)	(180)	(71)	8,069
Loss provision	(170)		(168)	149		3		(186)
Net carrying amount	8,496	(343)	(168)	149	(3)	(177)	(71)	7,883

Changes of the year amounting to euro 343 million included the decrease of euro 679 million of the Refining & Marketing segment, partially offset by the increase of euro 190 million of the Exploration & Production segment. Additions of euro 168 million and deductions of euro 149 million of the loss provision related to the Refining & Marketing segment for euro 112 million and euro 118 million, respectively.

12 Current tax assets

(euro million)	December 31, 2012	December 31, 2013
Italian subsidiaries	487	556
Foreign subsidiaries	284	246
	771	802

Income taxes are described in Note 40 - Income tax expense.

Contents
Eni Annual Report / Notes to the Consolidated Financial Statements

13 Other current tax assets

(euro million)	December 31, 2012	December 31, 2013
VAT	862	595
Excise and customs duties	197	87
Other taxes and duties	171	143
	1,230	825

14 Other current assets

(euro million)	December 31, 2012	December 31, 2013
Fair value of cash flow hedge derivatives	31	14
Fair value of other derivatives	916	718
Other current assets	677	593
	1,624	1,325

Derivative fair values were estimated on the basis of market quotations provided by primary info-provider, or alternatively, appropriate valuation methods commonly used in the marketplace.
Fair value of cash flow hedge derivatives of euro 14 million (euro 31 million at December 31, 2012) of the hedges entered by the Gas & Power segment. These derivatives were entered into to hedge variability in future cash flows associated to highly probable future sale transactions of gas or electricity or on already contracted sales due to different indexation mechanism of supply costs versus selling prices. A similar scheme applies to exchange rate hedging derivatives. Negative fair value of contracts expiring by 2014 is disclosed in Note 26 - Other current liabilities; positive and negative fair value of contracts expiring beyond 2014 is disclosed in Note 21 - Other non-current receivables and in Note 31 - Other non-current liabilities. The effects of the evaluation at fair value of cash flow hedge derivatives are given in Note 33 - Shareholders’ equity and in Note 37 - Operating expenses. Sale commitments of cash flow hedge derivatives amounted to euro 505 million (purchase and sale commitments of euro 31 million and euro 510 million, respectively, at December 31, 2012). Information on hedged risks and hedging policies is disclosed in Note 35 - Guarantees, commitments and risks - Risk factors.
The fair value of other derivative contracts is presented below:

December 31, 2012	December 31, 2013

(euro million)	Fair value	Purchase commitments	Sale commitments	Fair value	Purchase commitments	Sale commitments
Derivatives on exchange rate
Interest currency swap	8	44		6	35
Currency swap	158	3,349	4,597	250	2,320	6,426
Other	3	215	8	1	68	73
	169	3,608	4,605	257	2,423	6,499
Derivatives on interest rate
Interest rate swap	1	23		2	36
	1	23		2	36
Derivatives on commodities
Over the counter	713	3,648	9,505	395	6,558	9,231
Future	26	825	9	64	7,666	6,340
Other	7	30	1
	746	4,503	9,515	459	14,224	15,571
	916	8,134	14,120	718	16,683	22,070

Fair value of other derivatives of euro 718 million (euro 916 million at December 31, 2012) consisted of: (i) euro 369 million (euro 564 million at December 31, 2012) of derivatives that failed to meet the formal criteria to be designated as hedges under IFRS because they were entered into in order to manage net exposures to movements in foreign currencies, interest rates or commodity prices. Therefore, such derivatives were not related to specific trade or financing transactions; (ii) euro 344 million (euro 352 million at December 31, 2012) related to commodity derivatives entered by the Gas & Power segment for trading purposes and proprietary trading; (iii) euro 5 million of derivatives related to net settlement agreements, of which euro 7 million of negative fair value hedge derivatives.
Other assets amounted to euro 593 million (euro 677 million at December 31, 2012) and included: (i) prepayments and accrued income for euro 108 million (euro 146 million at December 31, 2012); (ii) prepaid rentals for euro 63 million (euro 51 million at December 31, 2012); and (iii) prepaid insurance premiums for euro 53 million (euro 49 million at December 31, 2012). Prepayments that were made to gas suppliers upon triggering the take-or-pay clause provided by the relevant long-term supply arrangements and amounting to euro 129 million as of December 31, 2012 were fully recovered during 2013 through collection of gas.
Transactions with related parties are described in Note 43 - Transactions with related parties.

Contents
Eni Annual Report / Notes to the Consolidated Financial Statements

Non-current assets

15 Property, plant and equipment

(euro million)	Net book value at the beginning of the year	Additions	Depreciation	Impairment losses	Changes in the scope of consolidation	Currency translation differences	Reclassification to assets held for sale	Other changes	Net book value at the end of the year	Gross book value at the end of the year	Provisions for depreciation and impairments
December 31, 2012
Land	771	5			(109)	(8)	(8)	4	655	678	23
Buildings	1,427	61	(108)	(45)	(316)	(2)	(7)	148	1,158	3,150	1,992
Plant and machinery	47,494	1,546	(7,012)	(1,079)	(9,719)	(313)	(304)	8,283	38,896	112,170	73,274
Industrial and commercial equipment	459	74	(112)	(3)	(62)	3		3	362	1,660	1,298
Other assets	829	89	(103)	(75)	(12)	(7)		5	726	2,239	1,513
Tangible assets in progress and advances	22,598	9,447		(407)	(2,207)	(187)	(130)	(7,445)	21,669	23,400	1,731
	73,578	11,222	(7,335)	(1,609)	(12,425)	(514)	(449)	998	63,466	143,297	79,831
December 31, 2013
Land	655	10		(8)		(19)	(3)	9	644	670	26
Buildings	1,158	72	(115)	(37)	18	(29)	(7)	194	1,254	3,369	2,115
Plant and machinery	38,896	3,820	(6,995)	(1,847)		(1,523)	(145)	8,263	40,469	119,335	78,866
Industrial and commercial equipment	362	141	(116)	(4)		(17)		31	397	1,758	1,361
Other assets	726	80	(110)	(1)	1	(10)		(315)	371	1,908	1,537
Tangible assets in progress and advances	21,669	6,741		(219)		(996)		(7,824)	19,371	21,355	1,984
	63,466	10,864	(7,336)	(2,116)	19	(2,594)	(155)	358	62,506	148,395	85,889

Capital expenditures by segment were the following:

(euro million)	2012	2013
Capital expenditures
Exploration & Production	8,407	8,754
Gas & Power	156	152
Refining & Marketing	836	612
Versalis	163	311
Engineering & Construction	998	887
Corporate and financial companies	71	130
Other activities - Snam	539
Other activities	14	21
Elimination of intra-group profits	38	(3)
	11,222	10,864

Capital expenditures included capitalized finance expenses of euro 167 million (euro 173 million in 2012, of which euro 26 million relating to discontinued operations) and related to the Exploration & Production segment (euro 124 million), the Refining & Marketing segment (euro 39 million) and the Versalis segment (euro 4 million). The interest rates used for capitalizing finance expense ranged from 2.6% to 5.3% (2.1% and 5.1% at December 31, 2012).
The main depreciation rates used were substantially unchanged from the previous year and ranged as follows:

(%)
Buildings	2	-	10
Plant and machinery	2	-	10
Industrial and commercial equipment	4	-	33
Other assets	6	-	33

Contents
Eni Annual Report / Notes to the Consolidated Financial Statements

A breakdown of impairments losses recorded in 2013 and the associated tax effect is provided below:

(euro million)	2012	2013
Impairment losses
Exploration & Production	547	209
Gas & Power	80	1,200
Refining & Marketing	843	633
Versalis	112	55
Other segments	27	19
	1,609	2,116
Tax effects
Exploration & Production	154	71
Gas & Power	21	355
Refining & Marketing	96	223
Versalis	33	15
Other segments	2	5
	306	669
Impairments net of the relevant tax effects
Exploration & Production	393	138
Gas & Power	59	845
Refining & Marketing	747	410
Versalis	79	40
Other segments	25	14
	1,303	1,447

In assessing whether impairment is required, the carrying amounts of property, plant and equipment are compared with their recoverable amounts. The recoverable amount is the higher of an asset’s fair value less costs to sell and its value-in-use. Given the nature of Eni’s activities, information on asset fair value is usually difficult to obtain unless negotiations with a potential buyer are ongoing. Therefore, the recoverability is verified by using the value-in-use which is calculated by discounting the estimated cash flows arising from the continuing use of an asset. The valuation is carried out for individual asset or for the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets (cash generating unit - CGU). The Group has identified its CGUs: (i) in the Exploration & Production segment, individual oilfields or pools of oilfields whereby technical, economic or contractual features make underlying cash flows interdependent; (ii) in the Gas & Power segment, in addition to the CGUs to which the goodwill arisen from acquisitions was allocated (see Note 17 - Intangible assets), any of the plants for electricity production have been identified as being individual cash generating units; (iii) in the Refining & Marketing segment, refining plants, Country-specific facilities, retail networks and other distribution channels by Country (ordinary network, high-ways network, and wholesale activities); (iv) in the Versalis segment, production plants by business/plant and related facilities; and (v) in the Engineering & Construction segment, the business units Offshore E&C, Onshore E&C and related facilities and individual rigs for offshore operations.
Recoverable amounts are calculated by discounting the estimated cash flows deriving from the continuing use of the CGUs and, if significant and reasonably determinable, the cash flows deriving from disposal at the end of their useful lives. Cash flows are determined on the basis of the best information available at the moment of the assessment deriving: (i) for the first four years of each projection, from the Company’s four year plan adopted by the top management which provides information on expected oil and gas production volumes, sales volumes, capital expenditures, operating costs and margins and industrial and marketing set-up, as well as trends on the main macroeconomic variables, including inflation, nominal interest rates and exchange rates; (ii) beyond the four-year plan horizon, cash flow projections are estimated based on management’s long-term assumptions regarding the main macroeconomic variables (inflation rates, commodity prices, etc.) and along a time horizon which considers the following factors: (a) for the oil&gas CGUs, the residual life of the reserves and the associated projections of operating costs and development expenditures; (b) for the CGUs of the Refining & Marketing segment, Versalis and the power plants, the economical and technical life of the plants and the associated projections of operating costs, expenditures to support plant efficiency, refining and selling margins and, in the case of chemical plants, operating results before depreciation, interest and taxes, with the adoption of normalization assumptions when judged to be necessary; and (c) for the CGUs of the gas market and the Engineering & Construction segment, the perpetuity method of the last-year-plan by using a nominal growth rate ranging from 0% to 2% considering a normalization driver of the perpetuity to reflect any cyclicality observed in the business; (iii) commodity prices are estimated on the basis of the forward prices prevailing in the marketplace as of the balance sheet date for the first four years of the cash flow projections and the long-term price assumptions adopted by the Company’s management for strategic planning purposes and capital budget allocation, considering the supply and demand fundamentals of the main commodities (see Note 3 - Summary of significant accounting policies). In particular, the long-term price of oil adopted for assessing the future cash flows of the oil&gas CGUs was $90 per barrel which is adjusted to take into account the expected inflationary rate from 2017 onwards.
Values-in-use are estimated by discounting post-tax cash flows at a rate which corresponds for the Exploration & Production, Refining & Marketing and Versalis to the Company’s weighted average cost of capital net of the risk factors attributable to Saipem and the G&P segment which are assessed on a stand alone basis. Then the discount rates are adjusted to factor in risks specific to each Country of activity (adjusted post-tax WACC). In 2013, the adjusted post-tax WACC of Eni, which is the driver for calculating each business segment WACC to assess the value in use of their respective CGUs, decreased by 40 basis points compared to 2012, primarily as a consequence of the reduced sovereign risk premium

Contents
Eni Annual Report / Notes to the Consolidated Financial Statements

incorporated into the yields of ten-year Italian bonds. The other drivers used in determining the cost of capital – cost of borrowings to Eni, equity risk, average premium for Country risk, debt-to-equity ratio – were assessed to record only marginal variations. In 2013, the adjusted WACC rates used for impairment test purposes ranged from 6.4% to 12.2%.
Post-tax cash flows and discount rates were adopted as they resulted in an assessment that substantially approximated a pre-tax assessment.
Impairment losses recognized in the Gas & Power segment of euro 1,200 million were mainly recorded at the electric power plants due to the substantial deterioration in the competitive scenario reflecting structural weakness in demand and as gas-fired cycles were at disadvantage compared to coal-fired production and electricity from renewable sources as a consequence of cyclical reasons (plunging supply costs of coal and abundance of emission certificates) or structural reasons (growth of renewable sources favored by government subsidies). On the basis of these drivers and the relevant projections of unprofitable margins for the production and sale of electricity from combined-cycle power plants, management has impaired the book value of the electric power plants to their lower values-in-use. Other impairments related to gas networks in Hungary due to revisions in the tariff framework and uncertainties concerning the possible future evolution.
Impairment losses recognized in the Refining & Marketing segment of euro 633 million related to refining plants as a consequence of projections of unprofitable margins due to the structural headwinds in the business due to weak demand, excess capacity, increased competitive pressure from product streams coming from Russia, Asia and North America resulting in continuing pressure on selling prices and, in addition, to narrowing differential between the prices of heavy crude qualities vs. the market benchmark Brent causing a substantial reduction in the conversion premium. Other minor impairments were recorded to write-off expenditures incurred for safety and plant upgrades at assets which were fully impaired in previous reporting periods. The largest impairment loss was recorded to write-off the book value of a refinery which was tested for impairment using a post-tax discount rate of 7.1%, corresponding to a pre-tax discount rate of 8.8%.
Small impairments were recorded at oil&gas properties in the Exploration & Production segment as a consequence of downward reserve revisions for euro 209 million, substantially offset by reversal of previous years write-off amounting to euro 208 million. The largest impairment losses were recorded at two assets located in Italy which were tested for impairment using a post-tax discount rate of 6.7%, corresponding to a pre-tax discount rate of 4.0% and 6.6%, respectively.
In the Versalis segment impairment losses amounted to euro 55 million and mainly related to the write-off of the book value of marginal production lines which were shut down and to write-off expenditures incurred for safety and plant upgrades at assets which were fully impaired in previous reporting periods.
Foreign currency translation differences of euro 2,594 million primarily related to translations of entities accounts denominated in US dollar (euro 1,676 million), partially offset by translations of entities accounts denominated in Norwegian krone (euro 620 million).
The reclassification to assets held for sale of euro 155 million comprised certain non-strategic assets of the Exploration & Production segment (euro 143 million).
Other changes of euro 358 million related to: (i) the recognition of mineral property in the Exploration & Production segment for euro 276 million in relation to the renegotiation of the contractual terms and the duration extension of some development licenses as a compensation of the renounce to the deferred tax assets recoverability related to cost incurred and not yet recovered for tax purposes; (ii) asset reversal of impairment for euro 223 million, of which euro 208 million were recorded by the Exploration & Production segment in relation to a gas and condensate field located in Australia due to positive reserve revisions (euro 145 million) and an oil assets in the United States due to improved future production costs (euro 45 million); (iii) as decrease, the initial recognition of assets and change in estimates of costs for dismantling and site restoration amounting to euro 190 million.
Unproved mineral interests included in tangible assets in progress and advances are presented below:

(euro million)	Book value at the beginning of the year	Acquisitions	Impairment losses	Reclassification to Proved Mineral Interest	Other changes and currency translation differences	Book value at the end of the year
December 31, 2012
Congo	1,280			(2)	(24)	1,254
Nigeria	758				(15)	743
Turkmenistan	635		(109)	(1)	(9)	516
Algeria	485			(124)	(6)	355
USA	217		(62)	(51)	42	146
India	48		(26)			22
Other Countries	73			(44)		29
	3,496		(197)	(222)	(12)	3,065
December 31, 2013
Congo	1,254			(84)	(51)	1,119
Nigeria	743				(32)	711
Turkmenistan	516			(4)	(22)	490
Algeria	355			(9)	(15)	331
USA	146			(3)	(6)	137
Egypt		45			(1)	44
India	22				(2)	20
Other Countries	29		(7)	(6)	(1)	15
	3,065	45	(7)	(106)	(130)	2,867

Contents
Eni Annual Report / Notes to the Consolidated Financial Statements

Accumulated provisions for impairments amounted to euro 9,882 million (euro 8,058 million at December 31, 2012).
At December 31, 2013, Eni pledged property, plant and equipment for euro 21 million primarily as collateral against certain borrowings (the same amount as of December 31, 2012).
Government grants recorded as a decrease of property, plant and equipment amounted to euro 114 million (euro 132 million at December 31, 2012).
Assets acquired under financial lease agreements amounted to euro 30 million (euro 39 million at December 31, 2012) for service stations of the Refining & Marketing segment.
Contractual commitments related to the purchase of property, plant and equipment are disclosed in Note 35 - Guarantees, commitments and risks - Liquidity risk.
Property, plant and equipment under concession arrangements are described in Note 35 - Guarantees, commitments and risks - Asset under concession arrangements.

Property, plant and equipment by segment

(euro million)	December 31, 2012	December 31, 2013
Property, plant and equipment, gross
Exploration & Production	103,369	107,380
Gas & Power	4,373	4,438
Refining & Marketing	15,744	16,284
Versalis	5,589	5,898
Engineering & Construction	12,621	12,774
Corporate and financial companies	470	589
Other activities	1,617	1,522
Elimination of intra-group profits	(486)	(490)
	143,297	148,395
Accumulated depreciation, amortization and impairment losses
Exploration & Production	55,836	59,223
Gas & Power	1,961	3,301
Refining & Marketing	11,305	12,157
Versalis	4,661	4,793
Engineering & Construction	4,408	4,846
Corporate and financial companies	243	267
Other activities	1,541	1,450
Elimination of intra-group profits	(124)	(148)
	79,831	85,889
Property, plant and equipment, net
Exploration & Production	47,533	48,157
Gas & Power	2,412	1,137
Refining & Marketing	4,439	4,127
Versalis	928	1,105
Engineering & Construction	8,213	7,928
Corporate and financial companies	227	322
Other activities	76	72
Elimination of intra-group profits	(362)	(342)
	63,466	62,506

16 Inventory - compulsory stock

Compulsory inventories of euro 2,571 million (euro 2,538 million at December 31, 2012) were primarily held by Italian subsidiaries for euro 2,550 million (euro 2,525 million at December 31, 2012) in accordance with minimum stock requirements of oil and petroleum products set forth by applicable laws.

Contents
Eni Annual Report / Notes to the Consolidated Financial Statements

17 Intangible assets

(euro million)	Net book value at the beginning of the year	Additions	Amortization	Impairment losses	Changes in the scope of consolidation	Currency translation differences	Other changes	Net book value at the end of the year	Gross book value at the end of the year	Provisions for depreciation and impairments
December 31, 2012
Intangible assets with finite useful lives
Exploration expenditures	564	1,871	(1,886)			(10)	9	548	2,653	2,105
Industrial patents and intellectual property rights	156	59	(58)	(1)	(74)	1	55	138	1,197	1,059
Concessions, licenses, trademarks and similar items	847	18	(134)	(1)	(46)		(1)	683	2,516	1,833
Service concession arrangements	3,690	170	(3)	(37)	(3,716)	(2)	(70)	32	101	69
Intangible assets in progress and advances	248	159		(1)	(57)		(86)	263	269	6
Other intangible assets	1,422	18	(127)	(1,030)	40	7	32	362	2,144	1,782
	6,927	2,295	(2,208)	(1,070)	(3,853)	(4)	(61)	2,026	8,880	6,854
Intangible assets with indefinite useful lives
Goodwill	4,023			(1,347)	(216)	2	(1)	2,461
	10,950	2,295	(2,208)	(2,417)	(4,069)	(2)	(62)	4,487
December 31, 2013
Intangible assets with finite useful lives
Exploration expenditures	548	1,697	(1,764)			(19)		462	2,712	2,250
Industrial patents and intellectual property rights	138	30	(55)	(2)		(1)	20	130	1,239	1,109
Concessions, licenses, trademarks and similar items	683	17	(115)	(15)			6	576	2,491	1,915
Service concession arrangements	32		(2)				2	32	48	16
Intangible assets in progress and advances	263	124					(25)	362	367	5
Other intangible assets	362	18	(40)	(157)		(1)	(13)	169	2,111	1,942
	2,026	1,886	(1,976)	(174)		(21)	(10)	1,731	8,968	7,237
Intangible assets with indefinite useful lives
Goodwill	2,461			(333)	34	(17)	1	2,146
	4,487	1,886	(1,976)	(507)	34	(38)	(9)	3,877

Capitalized exploration expenditures of euro 462 million (euro 548 million at December 31, 2012) mainly related to the residual book value of license acquisition costs that are amortized on a straight-line basis over the contractual term of the exploration lease or fully written off against profit and loss upon expiration of terms or management’s decision to cease any exploration activities. Additions for the year of euro 1,697 million (euro 1,871 million in 2012) included exploration drilling expenditures which are fully capitalized to reflect their investment nature and then entirely amortized for euro 1,509 million (euro 1,650 million in 2012) and license acquisition costs of euro 188 million (euro 221 million in 2012) primarily related to the acquisition of new exploration acreage in Cyprus and Vietnam. Amortizations of euro 1,764 million (euro 1,886 million in 2012) included amortizations of license acquisition costs for euro 255 million (euro 206 million in 2012).
Industrial patents and intellectual property rights of euro 130 million (euro 138 million at December 31, 2012) related to Eni SpA for euro 86 million (euro 89 million at December 31, 2012) and essentially concerned costs for the acquisition and internal development of software and rights for the use of production processes and software.
Concessions, licenses, trademarks and similar items for euro 576 million (euro 683 million at December 31, 2012) primarily comprised transmission rights for natural gas imported from Algeria of euro 523 million (euro 614 million at December 31, 2012) and concessions for mineral exploration of euro 20 million (euro 47 million at December 31, 2012).
Service concession arrangements of euro 32 million primarily pertained to gas distribution activities outside Italy (same amount as of December 31, 2012).
Intangible assets in progress and advances of euro 362 million (euro 263 million at December 31, 2012) related to Eni SpA for euro 267 million (euro 189 million at December 31, 2012) and primarily concerned cost for software development.
Other intangible assets with finite useful lives of euro 169 million (euro 362 million at December 31, 2012) comprised: (i) royalties for the use of licenses by Versalis SpA amounting to euro 52 million (euro 56 million at December 31, 2012); and (ii) the estimated costs of Eni’s social responsibility projects in relation to oil development programs in Val d’Agri and in the North Adriatic area connected to mineral rights under concession for euro 35 million (euro 44 million at December 31, 2012) following commitments made with the Basilicata Region, the Emilia Romagna Region and the Province and Municipality of Ravenna. Impairments regarded a loss of euro 157 million recorded on the customer relationship (euro 774 million in 2012) which was recognized upon the business combination of Distrigas NV (now Eni Gas & Power NV) and allocated to the European Market CGU. The driver of the

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impairments was the continuing competitive pressure in Benelux considering the reduced profitability outlook of the European Market CGU in the light of the structural headwinds of the European gas sector, as described below in the disclosure about goodwill impairments.
Furthermore, in 2012, an impairment loss of euro 256 million was recorded to write off the book value of an option to develop an offshore storage facility for commercial modulation of gas in the British North Sea, which was recognized upon the acquisition of Eni Hewett Ltd, driven by continuing weakness in the European gas scenario.

The main depreciation rates used were substantially unchanged from the previous year and ranged as follows:

(%)
Exploration expenditures	14	-	33
Industrial patents and intellectual property rights	20	-	33
Concessions, licenses, trademarks and similar items	3	-	33
Service concession arrangements	2	-	4
Other intangible assets	4	-	25

Impairment losses of intangible assets with indefinite useful lives (goodwill) amounted to euro 333 million (euro 1,347 million in 2012) and primarily pertained to the Gas & Power segment for euro 329 million (euro 1,347 million in 2012).
Changes in the scope of consolidation of intangible assets with indefinite useful lives (goodwill) of euro 34 million comprised the goodwill recognition made on the purchase price allocation in the business combination of ASA Trade SpA, a company marketing gas in Tuscany, following the 100% acquisition (euro 24 million) and of Est Più SpA, a company marketing gas and electricity in Friuli Venezia Giulia, following the acquisition of a 30% control stake (euro 10 million). In 2012, changes in the scope of consolidation of intangible assets with indefinite useful lives (goodwill) of euro 216 million comprised the deconsolidation of Gruppo Snam following the loss of control (euro 314 million) and the inclusion of Nuon Belgium NV (now merged in Eni Gas & Power NV) and Nuon Power Generation Walloon NV (now Eni Power Generation NV) following the 100% acquisition (euro 98 million).
The carrying amount of goodwill at the end of the year was euro 2,146 million (euro 2,461 million at December 31, 2012) net of cumulative impairments amounting to euro 2,396 million (euro 2,075 million at December 31, 2012). The breakdown of goodwill by operating segment is as follows:

(euro million)	December 31, 2012	December 31, 2013
Gas & Power	1,286	991
Engineering & Construction	750	748
Exploration & Production	265	250
Refining & Marketing	160	157
	2,461	2,146

Goodwill acquired through business combinations has been allocated to the cash generating units (“CGUs”) that are expected to benefit from the synergies of the acquisition. The CGUs of the Gas & Power segment are represented by such commercial business units which cash flows are largely interdependent and therefore benefit from acquisition synergies. The recoverable amounts of the CGUs are determined by discounting the future cash flows derived from the continuing use of the CGUs by applying the perpetuity method to assess the terminal value. For the determination of the cash flows see Note 15 - Property, plant and equipment. In the Gas & Power segment the adjusted WACC discount rates ranged from 6.4% to 10.2% as the WACC of the segment was adjusted to take into account the specific risks of the countries in which the activity takes place. For the Engineering & Construction segment, the rate used was 7.6% and was not adjusted to a specific country risk as the invested capital of the company mainly refers to movable properties. Both the segments registered a reduction of 50-20 basis points due to the lower risk premium for Italy.
Post-tax cash flows and discount rates were adopted as they resulted in an assessment that substantially approximated a pre-tax assessment.
In the Gas & Power segment goodwill has been allocated to the following CGUs.

Gas & Power segment

(euro million)	December 31, 2012	December 31, 2013
Domestic gas market	767	801
Foreign gas market	519	190
- of which European market	511	188
	1,286	991

Goodwill allocated to the CGU Domestic Gas market was recognized upon the buy-out of Italgas SpA minorities in 2003 through a public offering (euro 706 million). This CGU engages in supplying gas to residential customers and small businesses. The increase from 2012 of euro 34 million

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comprised the acquisition of local companies engaged in retail sale activities. The impairment review performed at the balance sheet date confirmed the recoverability of the carrying amount of the goodwill.
At December 31, 2013, the residual amounts of goodwill allocated to the European Gas Market CGUs related to the business combinations Altergaz SA (now Eni Gas & Power France SA) in France, Nuon Belgium NV (now merged in Eni Gas & Power NV) in Belgium which is operating in retail sale activities. At December 31, 2012, these CGUs also comprised the goodwill related to gas wholesale and LNG activities acquired through Distrigas NV (now Eni Gas & Power NV) in Belgium and gas wholesale and LNG activities managed directly by the Gas & Power Division of Eni SpA involving large customers (North-West Europe area - France, Germany, Benelux, United Kingdom, Switzerland and Austria). Those wholesale activities benefited of the synergies from the business combination of Distrigas.
In performing the impairment review of the recoverability of the carrying amount of these activities, management recognized an impairment loss of goodwill amounting to euro 323 million, thus completely writing off the goodwill allocated to these CGUs, considering a reduced profitability outlook due to the structural changes in the economics of the gas business.
The key assumptions adopted in assessing future cash flow projections of the CGUs included marketing margins, forecast sales volumes, the discount rate and the growth rates adopted to determine the terminal value. Information on these drivers was derived from the four-year plan approved by the Company’s management which reduced with respect to past reviews the projected returns and cash flows particularly for the assets subject to impairment, driven by expectations of a weak recovery in gas demand due to slow dynamics of European economies and competition from other resources, persistent oversupply and high competitive pressure. These drivers will continue to weigh on spot prices of gas, to which selling prices in the European markets are benchmarked. Management expects that spot prices of gas in the next four-year period will show negative spreads towards the oil-linked costs of gas supplies. In the light of the expected trends in the gas market, management plans to renegotiate the economic terms and flexibility conditions at the Company’s main long-term supply contracts. The expected results of these renegotiations are factored in the economic and financial projections of the four-year plan adopted by the management for the gas business. For the assets subject to impairment, management is now assuming in the updated plan with respect to the previous plan: (i) a significant reduction in the long-term average unit marketing margins; (ii) a reduction in sales volumes; (iii) a slightly lower discount rate; and (iv) to assess the terminal value, the long-term growth rate of the perpetuity was set to zero, unchanged from the previous reporting period.
The value in use of the CGU European Gas Market which led to an impairment of the goodwill was assessed by discounting the associated post-tax cash flows at a post-tax rate of 6.6% corresponding to a pre-tax rate of 11.4% (7.3% and 12%, respectively in 2012).
The excess of the recoverable amount of the CGU Domestic Gas Market over its carrying amount including the allocated portion of goodwill (headroom) amounting to euro 650 million would be reduced to zero under each of the following alternative hypothesis: (i) a decrease of 35% on average in the projected commercial margins; (ii) a decrease of 35% on average in the projected sales volumes; (iii) an increase of 7 percentage points in the discount rate; and (iv) a negative nominal growth rate of 12%. The recoverable amount of the CGU domestic gas market and the relevant sensitivity analysis were calculated solely on the basis of retail margins.

Engineering & Construction segment

(euro million)	December 31, 2012	December 31, 2013
Offshore E&C	415	415
Onshore E&C	316	314
Other	19	19
	750	748

The segment goodwill of euro 748 million was mainly recognized following the acquisition of Bouygues Offshore SA, now Saipem SA (euro 710 million) and allocated to the CGUs Offshore E&C and Onshore E&C. The impairment review performed at the balance sheet date confirmed the recoverability of the carrying amounts of both those CGUs, including the allocated portions of goodwill.
The key assumptions adopted for assessing the recoverable amounts of those two CGUs which exceeded their respective carrying amounts related to operating results, the discount rate and the growth rates of the perpetuity adopted to determine the terminal value. Information on those drivers were collected from the four-year-plan approved by the Company’s management, while the terminal value was estimated by using a perpetual nominal growth rate of 2% applied to the normalized cash flow of the last year in the four-year plan. Value in use of both CGUs was assessed by discounting the associated post-tax cash flows at a post-tax rate of 7.6% (7.8% in 2012) which corresponds to pre-tax rates of 10.0% and 11.0% for the Offshore E&C business unit and the Onshore E&C business unit, respectively (9.9% and 10.7%, respectively in 2012). The headroom of the Offshore E&C business unit of euro 3,471 million would be reduced to zero under each of the following alternative changes in the above mentioned assumptions: (i) a linear decrease of 49% in the operating result over all the years of the plan and the terminal value; (ii) an increase of 5 percentage points in the discount rate; and (iii) negative real growth rate. Changes in each of the assumptions that would cause the headroom of the Onshore E&C business unit to be reduced to zero are greater than those applicable to the Offshore E&C construction CGU described above.
The Exploration & Production and the Refining & Marketing segments tested their goodwill, yielding the following results: (i) in the Exploration & Production segment with goodwill amounting to euro 250 million, management believes that there are no reasonably possible changes in the pricing environment and production/cost profiles that would cause the headroom of the relevant CGUs to be reduced to zero. Goodwill mainly refers to the portion of the purchase price that was not allocated to proved or unproved properties in the business combinations Lasmo, Burren Energy (Congo) and First Calgary. During 2013, goodwill attributed to minor activities in Italy was impaired for an amount of euro 4 million; and (ii) in the

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Refining & Marketing segment goodwill amounted to euro 157 million at the balance sheet date. Goodwill amounting to euro 137 million pertained to retail networks acquired in previous years in Austria, Czech Republic, Hungary and Slovakia for which profitability expectations have remained unchanged from the previous-year impairment review.

18 Investments

Investments accounted for using the equity method

(euro million)	Book value at the beginning of the year	Additions	Divestments and reimbursements	Share of profit of equity-accounted investments	Share of loss of equity-accounted investments	Deduction for dividends	Changes in the scope of consolidation	Currency translation differences	Other changes	Book value at the end of the year
December 31, 2012
Investments in unconsolidated entities controlled by Eni	222	6	(11)	37	(4)	(36)	29	(2)	(26)	215
Joint ventures	2,598	185	(1)	319	(78)	(265)	(473)	(23)	(26)	2,246
Associates	3,019	139	(321)	170	(151)	(129)	(48)	(32)	(846)	1,801
	5,839	330	(333)	526	(233)	(430)	(492)	(57)	(888)	4,262
December 31, 2013
Investments in unconsolidated entities controlled by Eni	215	9		37	(9)	(24)	(19)	(6)	(2)	201
Joint ventures	2,246	50	(11)	198	(43)	(116)	7	(119)	(397)	1,815
Associates	1,801	230	(1)	134	(65)	(195)		(73)	87	1,918
	4,262	289	(12)	369	(117)	(335)	(12)	(198)	(312)	3,934

In 2013, additions of euro 289 million mainly related to capital contributions to joint ventures and associates engaged in the realization of projects in the interest of Eni: Angola LNG Ltd (euro 98 million) which is currently building a liquefaction plant in order to monetize Eni’s gas reserves in that Country (Eni’s interest in the project being 13.6%); South Stream Transport BV (euro 44 million) which is engaged in the study of feasibility of the South Stream pipeline; PetroJunin SA (euro 43 million) which is developing gas and crude oil fields in Venezuela, and; Novamont SpA (euro 41 million) which is engaged in the “green chemistry” project at the Porto Torres plant.
Divestments and reimbursements of euro 12 million related to the sale of Est Reti Elettriche SpA.
Eni’s share of profit of equity-accounted investments and dividend decrease pertained to the following entities:

(euro million)	December 31, 2012	December 31, 2013

Share of profit of equity-accounted investments	Deduction for dividends	Eni’s interest (%)	Share of profit of equity-accounted investments	Deduction for dividends	Eni’s interest (%)
United Gas Derivatives Co	68	60	33.33	56	60	33.33
PetroSucre SA	3		26.00	44	105	26.00
Unión Fenosa Gas SA	149	108	50.00	38		50.00
Blue Stream Pipeline Co BV	39	44	50.00	35	54	50.00
Unimar Llc	38	78	50.00	30	19	50.00
Eni BTC Ltd	30	31	100.00	25	22	100.00
CARDÓN IV SA	1		50.00	21		50.00
Supermetanol CA	18	15	34.51	10	15	34.51
Galp Energia SGPS SA (a)	80	55	24.34
Other investments	100	39		110	60
	526	430		369	335

(a) The investment was accounted for under the equity method until the date of loss of significant influence.

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Eni’s share of losses of equity-accounted investments related to the following entities:

(euro million)	December 31, 2012	December 31, 2013

Share of loss of equity-accounted investments	Eni’s interest (%)	Share of loss of equity-accounted investments	Eni’s interest (%)
Angola LNG Ltd	35	13.60	42	13.60
Petromar Lda			18	70.00
Société Centrale Electrique du Congo SA			14	20.00
Zagoryanska Petroleum BV	50	60.00	5	60.00
Distribuidora de Gas del Centro SA	12	31.35
EnBW Eni Verwaltungsgesellschaft mbH	82	50.00
Other investments	54		38
	233		117

Losses at the equity-accounted investments in Angola LNG Ltd (euro 42 million) related to pre-production expenses and operating costs for commissioning a re-gasification plant.
Other changes of euro 312 million comprised the reclassification to assets held for sale of Artic Russia BV for euro 449 million and, as increase, the reclassification from other investments of Novamont SpA for euro 35 million and the revaluation of Ceska Rafinerska AS for euro 21 million. At the balance sheet date, Eni’s interest in Artic Russia was classified as an asset held for sale and measured at fair value due to the loss of joint control over the investee following the satisfaction, before year end, of all conditions precedent to the Sale Purchase Agreement signed with Gazprom in November 2013. The re-measurement at fair value recorded to profit amounted to euro 1,682 million. The consideration for the disposal was cashed in on January 15, 2014.

List of equity-accounted investments:

(euro million)	December 31, 2012	December 31, 2013

Net carrying value	Number of shares held	Eni’s interest (%)	Net carrying value	Number of shares held	Eni’s interest (%)
Investments in unconsolidated entities controlled by Eni
Eni BTC Ltd	97	34,000,000	100.00	96	34,000,000	100.00
Other investments (*)	118			105
	215			201
Joint ventures
Unión Fenosa Gas SA	507	273,100	50.00	547	273,100	50.00
Blue Stream Pipeline Co BV	461	1,000	50.00	424	1,000	50.00
Eteria Parohis Aeriou Thessalonikis AE	131	116,546,500	49.00	130	116,546,500	49.00
Raffineria di Milazzo ScpA	131	175,000	50.00	130	175,000	50.00
GreenStream BV	125	100,000,000	50.00	107	100,000,000	50.00
CARDÓN IV SA	73	6,455	50.00	102	8,605	50.00
Unimar Llc	70	50	50.00	76	50	50.00
Supermetanol CA	62	49,000,000	34.51	55	49,000,000	34.51
Eteria Parohis Aeriou Thessalias AE	46	38,445,008	49.00	45	38,445,008	49.00
Transmediterranean Pipeline Co Ltd	24	515,500	50.00	30	515,500	50.00
Petromar Lda	44	1	70.00	22	1	70.00
Artic Russia BV	436	12,000	60.00
Other investments (*)	136			147
	2,246			1,815
Associates
Angola LNG Ltd	1,060	1,279,887,652	13.60	1,067	1,410,127,664	13.60
EnBW Eni Verwaltungsgesellschaft mbH	162	1	50.00	179	1	50.00
PetroSucre SA	242	5,727,800	26.00	173	5,727,800	26.00
United Gas Derivatives Co	106	950,000	33.33	96	950,000	33.33
Novamont SpA				77	6,667	25.00
Fertilizantes Nitrogenados de Oriente CEC	68	1,933,662,121	20.00	68	1,933,565,443	20.00
PetroJunin SA	10	8,640,000	40.00	51	44,424,000	40.00
South Stream Transport BV	14	82,396	20.00	51	82,396	20.00
Bayernoil Raffineriegesellschaft mbH	8	1	20.00	35	1	20.00
Rosetti Marino SpA	29	800,000	20.00	32	800,000	20.00
Other investments (*)	102			89
	1,801			1,918
	4,262			3,934

(*) Each individual amount included herein was lower than euro 25 million.

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Carrying amounts of equity-accounted investments included differences between the purchase price of the interest acquired and the book value of the corresponding fraction of net equity amounting to euro 334 million, of which euro 195 million pertained to Unión Fenosa Gas SA (goodwill), euro 78 million to EnBW Eni Verwaltungsgesellschaft mbH (of which goodwill euro 16 million) and euro 43 million to Novamont SpA (goodwill).
The table below sets out the provisions for losses included in the provisions for contingencies of euro 165 million (euro 176 million at December 31, 2012), primarily related to the following equity-accounted investments:

(euro million)	December 31, 2012	December 31, 2013
Industria Siciliana Acido Fosforico - ISAF - SpA (under liquidation)	102	92
VIC CBM Ltd	13	18
Saipon Snc		14
Société Centrale Electrique du Congo SA	19	9
Other investments	42	32
	176	165

Other investments

(euro million)	Net book value at the beginning of the year	Additions	Divestments	Valuation at fair value	Currency translation differences	Other changes	Net book value at the end of the year	Gross book value at the end of the year	Accumulated impairment charges
December 31, 2012
Investments in unconsolidated entities controlled by Eni	3	12					15	16	1
Associates	13		(13)			12	12	12
Other investments:
- valued at fair value			(358)	2,528		2,612	4,782	4,782
- valued at cost	383	49	(145)		(3)	(8)	276	277	1
	399	61	(516)	2,528	(3)	2,616	5,085	5,087	2
December 31, 2013
Investments in unconsolidated entities controlled by Eni	15					(1)	14	15	1
Associates	12					1	13	13
Other investments:
- valued at fair value	4,782		(2,191)	179			2,770	2,770
- valued at cost	276	3	(5)		(8)	(36)	230	233	3
	5,085	3	(2,196)	179	(8)	(36)	3,027	3,031	4

Investments in unconsolidated entities controlled by Eni and associates are stated at cost net of impairment losses. Other investments, for which fair value cannot be reliably determined, were recognized at cost and adjusted for impairment losses.
In 2013, divestments and reimbursements of other investments valued at fair value for euro 2,191 million are stated net of gains on disposals (euro 98 million) and related to the sale of an 11.69% in the share capital of Snam SpA for euro 1,392 million and an 8.19% in the share capital of Galp Energia SGPS SA for euro 799 million.
On May 9, 2013, Eni completed the sale of 395,253,345 shares equal to 11.69% of the share capital of Snam SpA. The offering, carried out through an accelerated bookbuilding aimed at qualified institutional investors, was priced at euro 3.69 per share for a total consideration amounting to euro 1,459 million. The gain amounted to euro 67 million. Following the placement, Eni holds 288,683,602 shares equal to 8.54% of the share capital of Snam which are underlying the euro 1,250 million convertible bond, issued on January 18, 2013, due on January 18, 2016. At December 31, 2013, the retained interest in Snam was stated at fair value for euro 1,174 million, which was determined at a market price of euro 4.07 per share.
On May 31, 2013, Eni completed the placement of 55,452,341 ordinary shares, corresponding to approximately 6.69% of the share capital of Galp Energia SGPS SA. The Offering, carried out through an accelerated bookbuilding procedure aimed at qualified institutional investors, was priced at euro 12.22 per share for a total consideration amounting to euro 678 million. The gain amounted to euro 26 million. Furthermore, during 2013, Eni executed private placements and spot sales of Galp’s shares equal to 1.50% of the share capital, for a total consideration of euro 152 million, at an average price of euro 12.21 per share, and a gain amounting to euro 5 million. At December 31, 2013, Eni holds 133,945,630 shares equal to 16.15% of Galp’s outstanding share capital, of which 8% underlies the exchangeable (approximately euro 1,028 million) bond issued on November 30, 2012 to be due on November 30, 2015 and 8.15% are subject to pre-emptive rights or options exercisable by Amorim Energia.
At December 31, 2013, the retained interest in Galp was stated at fair value for euro 1,596 million determined at a market price of euro 11.92 per share.
Fair value adjustment of euro 179 million related to Snam SpA and Galp Energia SGPS SA, of which euro 168 million were reported through profit as income from

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Eni Annual Report / Notes to the Consolidated Financial Statements

investments in application of the fair value option provided by IAS 39 in order to eliminate an accounting mismatch derived from the measurement at fair value through profit as a result of the options embedded in the convertible bonds.
In 2012, divestments of euro 516 million related for euro 358 million to the sale through an accelerated book-building procedure with institutional investors of 4% of the share capital of Galp Energia SGPS SA for a total consideration of euro 381 million and a gain on divestment of euro 23 million and to the sale of Interconnector (UK) Ltd for euro 136 million.
In 2012, adjustment at fair value of euro 2,528 million related to the initial recognition and subsequent measurement at market prices of the interests in Snam SpA (euro 1,465 million, of which euro 1,457 million recognized in the profit and loss account and euro 8 million in other comprehensive income) and Galp Energia SGPS SA (euro 1,063 million of which euro 930 million recognized in the profit and loss account and euro 133 million in other comprehensive income) that, as a consequence of the loss of control on Snam following the transaction with Cassa Depositi e Prestiti and the loss of significant influence on Galp following Eni’s exit from the shareholders’ pact, were stated as financial investment in the item “Other investments”.
The fair values were estimated on the basis of market quotations.
The net carrying amount of other investments of euro 3,027 million (euro 5,085 million at December 31, 2012) was related to the following entities:

(euro million)	December 31, 2012	December 31, 2013

Net carrying amount	Number of shares held	Eni’s interest (%)	Net carrying amount	Number of shares held	Eni’s interest (%)
Investments in unconsolidated entities controlled by Eni	15			14
Associates	12			13
Other investments:
- Galp Energia SGPS SA	2,374	201,839,604	24.34	1,596	133,945,630	16.15
- Snam SpA	2,408	683,936,947	20.23	1,174	288,683,602	8.54
- Nigeria LNG Ltd	90	118,373	10.40	86	118,373	10.40
- Darwin LNG Pty Ltd	65	213,995,164	10.99	58	213,995,164	10.99
- Novamont SpA	35	3,530	15.00
- other (*)	86			86
	5,058			3,000
	5,085			3,027

(*) Each individual amount included herein was lower than euro 25 million.

Provisions for losses related to other investments, included within the provisions for contingencies, amounted to euro 12 million (euro 18 million at December 31, 2012).

Other information about investments
The following table summarizes key financial data, net to Eni, as disclosed in the latest available financial statements of unconsolidated entities controlled by Eni, joint ventures and associates:

(euro million)	December 31, 2012	December 31, 2013

Unconsolidated entities controlled by Eni	Joint ventures	Associates	Unconsolidated entities controlled by Eni	Joint ventures	Associates
Total assets	1,604	5,032	3,223	1,633	5,068	3,080
Total liabilities	1,497	2,827	1,429	1,533	3,285	1,146
Net sales from operations	97	2,971	1,889	101	2,476	1,752
Operating profit	5	475	259	(4)	87	114
Net profit	39	237	170	21	130	81

Total assets and liabilities of unconsolidated controlled entities of euro 1,633 million and euro 1,533 million, respectively (euro 1,604 million and euro 1,497 million at December 31, 2012) pertained to entities acting as sole-operator in the management of oil and gas contracts for euro 1,283 million and euro 1,283 million (euro 1,249 million and euro 1,249 million at December 31, 2012). The residual amount pertained to not significant entities that were excluded from the scope of consolidation for the reasons described in Note 2 - Principles of consolidation.

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19 Other financial assets

(euro million)	December 31, 2012	December 31, 2013
Financing receivables for operating purposes	1,160	1,017
Securities held for operating purposes	69	80
	1,229	1,097

Financing receivables for operating purposes are stated net of the valuation allowance for doubtful accounts of euro 66 million (euro 30 million at December 31, 2012).
Financing receivables for operating purposes of euro 1,017 million (euro 1,160 million at December 31, 2012) primarily pertained to loans granted by the Exploration & Production segment (euro 569 million), the Gas & Power segment (euro 312 million) and the Refining & Marketing segment (euro 88 million). Receivables for financial leasing of euro 21 million at December 31, 2012 were nil at December 31, 2013, as a result of the sale of Finpipe GIE. Financing receivables granted to unconsolidated subsidiaries, joint ventures and associates amounted to euro 559 million.
Financing receivables for operating purposes in currencies other than euro amounted to euro 884 million (euro 999 million at December 31, 2012).
Financing receivables for operating purposes due beyond five years amounted to euro 551 million (euro 624 million at December 31, 2012).
The valuation at fair value of financing receivables of euro 1,067 million has been estimated based on the present value of expected future cash flows discounted at rates ranging from 0.5% to 4.2% (0.4% and 3.3% at December 31, 2012). The fair value hierarchy is level 2.
Securities of euro 80 million (euro 69 million at December 31, 2012) were designated as held-to-maturity. The following table analyses securities per issuing entity:

Amortized cost (euro million)	Nominal value (euro million)	Fair value (euro million)	Nominal rate of return (%)	Maturity date	Rating - Moody’s	Rating - S&P
Sovereign states
Fixed rate bonds
Italy	20	21	22	from 3.50 to 4.75	from 2014 to 2021	Baa2	BBB
Slovenija	8	8	8	from 4.38 to 4.88	2014	Ba1	A-
Spain	3	3	3	3.00	2015	Baa3	BBB-
Belgium	2	2	2	1.25	2018	Aa3	AA
Floating rate bonds
Italy	15	15	15		from 2014 to 2016	Baa2	BBB
Belgium	7	7	7		2016	Aa3	AA
Spain	7	7	7		2015	Baa3	BBB-
France	5	5	5		2014	Aa1	AA
Slovakia	2	2	2		2015	A2	A
Total sovereign states	69	70	71
Floating rate bonds
European Investment Bank	8	8	8		from 2016 to 2018	Aaa	AAA
Other securities issued by Financial Institutions	3	3	3		2014	Baa3	BBB-
	80	81	82

Securities with a maturity beyond five years amounted to euro 5 million.
The fair value of securities was derived from market prices.
Receivables with related parties are described in Note 43 - Transactions with related parties.

Contents
Eni Annual Report / Notes to the Consolidated Financial Statements

20 Deferred tax assets

Deferred tax assets are stated net of amounts of deferred tax liabilities that can be offset for euro 3,558 million (euro 3,630 million at December 31, 2012).

(euro million)	Amount at December 31, 2012	Additions	Deductions	Currency translation differences	Other changes	Amount at December 31, 2013
5,027	2,070	(2,292)	(237)	94	4,662

Net decrease of euro 365 million included: (i) a write-down of euro 954 million that was recognized on deferred tax assets recorded by the parent company Eni SpA and other Italian subsidiaries which were part of the consolidated accounts for Italian tax purposes. Management recorded a write-down on those deferred tax assets to reflect a lower likelihood that those deferred tax assets can be recovered in future periods due to an expected reduction in taxable income generated in Italy; (ii) a decrease of euro 766 million of deferred tax assets in relation to the renegotiation of the contractual terms and the duration extension of some exploration and development licenses as a compensation of the renounce to the deferred tax assets recoverability related to cost incurred and not yet recovered for tax purposes.
Deferred tax assets are further described in Note 30 - Deferred tax liabilities.
Income taxes are described in Note 40 - Income tax expense.

21 Other non-current receivables

(euro million)	December 31, 2012	December 31, 2013
Tax receivables from:
- Italian tax Authorities
- income tax	113	133
- interest on tax credits	62	65
	175	198
- foreign tax Authorities	118	267
	293	465
Other receivables:
- related to divestments	752	702
- other non-current	361	148
	1,113	850
Fair value of non-hedging derivatives	429	256
Fair value of cash flow hedge derivative instruments	2	6
Other asset	2,563	2,106
	4,400	3,683

Receivables originated from divestments amounted to euro 702 million (euro 752 million at December 31, 2012) and included: (i) the residual outstanding amount of euro 166 million recognized following the compensation agreed with the Republic of Venezuela for the expropriated Dación oilfield in 2006. The receivable accrues interests at market conditions as the collection has been fractionated in installments. In 2013, reimbursements amounted to euro 68 million (US $90 million). Negotiations for further compensations are ongoing; (ii) the long-term portion of a receivable of euro 341 million related to the divestment of the 1.71% interest in the Kashagan project to the local partner KazMunaiGas on the basis of the agreements defined with the international partners of the North Caspian Sea PSA and the Kazakh government, which became effective from January 1, 2008. The reimbursement of the receivable is provided for in three annual installments starting from the date when the production will reach a commercial level. The receivable accrues interest income at market rates; (iii) the long-term portion of a receivable of euro 46 million related to the divestment of the 3.25% interest in the Karachaganak project (equal to the Eni’s 10% interest) to the Kazakh partner KazMunaiGas as part of an agreement reached in December 2011 between the Contracting Companies of the Final Production Sharing Agreement (FPSA) and Kazakh Authorities which settled disputes on the recovery of the costs incurred by the International Consortium to develop the field, as well as a certain tax claims. The agreement, effective from June 28, 2012, entailed a net cash consideration to Eni, to be paid in cash in three years through monthly installments starting in July 2012. The receivable accrues interest income at market rates. In 2013, reimbursements amounted to euro 82 million. The short-term portion is disclosed in Note 10 - Trade and other receivables.
Receivables with related parties are described in Note 43 - Transactions with related parties.

Contents
Eni Annual Report / Notes to the Consolidated Financial Statements

The fair value of non-hedging derivative contracts was as follows:

December 31, 2012	December 31, 2013

(euro million)	Fair value	Purchase commitments	Sale commitments	Fair value	Purchase commitments	Sale commitments
Derivatives on exchange rate
Interest currency swap	235	868	284	138	754	271
Currency swap	29	714	645	47	194	509
	264	1,582	929	185	948	780
Derivatives on interest rate
Interest rate swap	80	736	2	58	642	6
	80	736	2	58	642	6
Derivatives on commodities
Over the counter	80	581	547	13	94	46
Future	5	147	4
	85	728	551	13	94	46
	429	3,046	1,482	256	1,684	832

Derivative fair values are calculated basing on market quotations provided by primary info-provider, or in the absence of market information, appropriate valuation techniques generally adopted in the marketplace.
Fair values of non-hedging derivatives of euro 256 million (euro 429 million at December 31, 2012) consisted of derivatives that did not meet the formal criteria to be designated as hedges under IFRS because they were entered into in order to manage net exposures to foreign currency exchange rates, interest rates and commodity prices. Therefore, such derivatives did not relate to specific trade or financing transactions.
Fair value of cash flow hedge derivatives of euro 6 million (euro 2 million at December 31, 2012) related to hedges entered by the Gas & Power segment. Further information is disclosed in Note 14 - Other current assets. Fair value related to the contracts expiring beyond 2014 is disclosed in Note 31 - Other non-current liabilities; fair value related to the contracts expiring in 2014 is disclosed in Note 14 - Other current assets and in Note 26 - Other current liabilities. The effects of fair value evaluation of cash flow hedges are disclosed in Note 33 - Shareholders’ equity and Note 37 - Operating expenses.
Nominal values of cash flow hedge derivatives for sale commitments were euro 132 million (purchase and sale commitments of euro 21 million and euro 60 million at December 31, 2012, respectively).
Information on the hedged risks and the hedging policies is disclosed in Note 35 - Guarantees, commitments and risks - Risk factors.
Other non-current asset amounted to euro 2,106 million (euro 2,563 million at December 31, 2012), of which euro 1,892 million (euro 2,367 million at December 31, 2012) were deferred costs relating to the obligation to pay in advance the contractual price of the volumes which the Company failed to collect up to the minimum contractual take in order to fulfill the take-or-pay clause provided by the relevant long-term supply contracts (see Other payables of Note 23 - Trade and other payables). The reduction from the previous year is due to the collection of a part of the prepaid volumes as a consequence of the benefits deriving from the renegotiations that ensured improved flexibility. Those prepayments were classified as non-current assets, as the Company plans to collect the prepaid quantities beyond the term of 12 months. In accordance with those arrangements, the Company is contractually required to collect minimum annual quantities of gas, or in case of failure, is contractually obliged to pay the whole price or a fraction of it for the uncollected volumes up to the minimum annual quantity. The Company is entitled to collect the prepaid volumes in future years alongside contract execution, up to contract expiration or in a shorter term as the case may be. Those deferred costs, which are equivalent to a receivable in-kind, are stated at the purchase cost or the net realizable value, whichever is lower. Prior-years impairment losses are reversed up to the purchase cost, whenever market conditions indicate that impairment no longer exits or may have decreased. The amount of pre-paid volumes reflects ongoing weak market conditions in the European gas sector due to declining demand and strong competitive pressures fuelled by oversupplies. Those trends prevented Eni from fulfilling its minimum take obligations associated with its gas supply contracts. Management plans to recover those pre-paid volumes over the long-term by leveraging on a projected sales expansion in target European Markets and in Italy supported by the Company’s strengthening market leadership and improved competitiveness of the Company’s cost position considering the expected benefits of ongoing and planned contract renegotiations and the expected benefits associated with the reduction of minimum take quantities in future years and other operating flexibilities (i.e. changes in delivery points and LNG supplies in place of those by pipeline) which the Company plans to achieve as a result of ongoing and planned contract renegotiations, including the non renewing of expiring contracts.

Contents
Eni Annual Report / Notes to the Consolidated Financial Statements

Current liabilities

22 Short-term debt

(euro million)	December 31, 2012	December 31, 2013
Banks	253	258
Commercial papers	1,481	1,767
Other financial institutions	489	717
	2,223	2,742

The increase in short-term debt of euro 519 million included net assumptions for euro 1,029 million, partially offset by foreign currency translation differences of euro 570 million. Commercial papers of euro 1,767 million (euro 1,481 million at December 31, 2012) were issued by the Group’s financial subsidiaries Eni Finance USA Inc (euro 1,587 million) and Eni Finance International SA (euro 180 million).
The breakdown by currency of short-term debt is provided below:

(euro million)	December 31, 2012	December 31, 2013
Euro	219	465
US dollar	1,815	2,056
Other currencies	189	221
	2,223	2,742

At December 31, 2013, the weighted average interest rate on short-term debt was 1.1% (1.5% at December 31, 2012).
At December 31, 2013, Eni had undrawn committed and uncommitted borrowing facilities amounting to euro 2,141 million and euro 12,187 million, respectively (euro 1,241 million and euro 10,932 million at December 31, 2012). Those facilities bore interest rates reflecting prevailing conditions in the marketplace. Charges for unutilized facilities were immaterial.
At December 31, 2013, Eni was in compliance with covenants and other contractual provisions in relation to borrowing facilities.
The fair value of short-term debt and loans matched their respective carrying amounts considering the short-term maturity.
Payables due to related parties are described in Note 43 - Transactions with related parties.

23 Trade and other payables

(euro million)	December 31, 2012	December 31, 2013
Trade payables	14,993	15,529
Down payments and advances	2,247	2,450
Other payables:
- related to capital expenditures	2,103	2,046
- others	4,238	3,573
	6,341	5,619
	23,581	23,598

The increase in trade receivables amounting to euro 536 million primarily related to the increase in the Gas & Power segment (euro 613 million) and in the Exploration & Production segment (euro 279 million), partially offset by the decrease in the Refining & Marketing segment (euro 253 million).
Down payments and advances21 for euro 2,450 million (euro 2,247 million at December 31, 2012) related to contract work in progress in the Engineering & Construction segment for euro 1,223 million and euro 822 million (euro 814 million and euro 865 million at December 31, 2012, respectively).

(21) Down payments received for long-term contracts in progress correspond to the amounts invoiced to customers in excess of the work accrued at the end of the reporting period based on the percentage of completion. Advances on long-term contracts in progress include advanced payments made by customers and contractually agreed; these advanced payments are used during the contract execution in connection with the invoicing of the works performed.

Contents
Eni Annual Report / Notes to the Consolidated Financial Statements

Other payables were as follows:

(euro million)	December 31, 2012	December 31, 2013
Payables related to capital expenditures due to
- suppliers in relation to investing activities	1,626	1,480
- joint venture operators in exploration and production activities	440	479
- other	37	87
	2,103	2,046
Other payables
- joint venture operators in exploration and production activities	2,375	2,160
- employees	372	391
- social security entities	223	179
- non-financial government entities	243	229
- other	1,025	614
	4,238	3,573
	6,341	5,619

The decrease in other payables of euro 665 million included the amounts paid to the Company’s gas suppliers relating to the triggering of the take-or-pay clause of the relevant long-term supply contracts (euro 542 million). For further information see Note 21 - Other non-current receivables.
The fair value of trade and other payables matched their respective carrying amounts considering the short-term maturity of trade payables.
Payables to related parties are described in Note 43 - Transactions with related parties.

24 Income taxes payable

(euro million)	December 31, 2012	December 31, 2013
Italian subsidiaries	156	71
Foreign subsidiaries	1,466	671
	1,622	742

The decrease in income taxes payable by foreign subsidiaries for euro 795 million primarily related to the foreign companies of the Exploration & Production segment (euro 677 million).
Income tax expenses are described in Note 40 - Income taxes.

25 Other taxes payable

(euro million)	December 31, 2012	December 31, 2013
Excise and customs duties	1,286	1,244
Other taxes and duties	876	1,024
	2,162	2,268

Contents
Eni Annual Report / Notes to the Consolidated Financial Statements

26 Other current liabilities

(euro million)	December 31, 2012	December 31, 2013
Fair value of cash flow hedge derivatives	32	213
Fair value of other derivatives	893	783
Other liabilities	512	452
	1,437	1,448

Derivative fair values were estimated on the basis of market quotations provided by primary info-provider, or alternatively, appropriate valuation techniques commonly used on the marketplace.
The fair value of cash flow hedge derivatives amounted to euro 213 million (euro 32 million at December 31, 2012) and essentially pertained to hedges entered by the Gas & Power segment. Those derivatives were designated to hedge exchange rate and commodity risk exposures as described in Note 14 - Other current assets. Fair value of contracts expiring by end of 2014 is disclosed in Note 14 - Other current assets; fair value of contracts expiring beyond 2014 is disclosed in Note 31 - Other non-current liabilities and in Note 21 - Other non-current receivables. The effects of the evaluation at fair value of cash flow hedge derivatives are disclosed in Note 33 - Shareholders’ equity and in Note 37 - Operating expenses. The nominal value of cash flow hedge derivatives referred to purchase and sale commitments for euro 3,689 million and euro 1,393 million, respectively (euro 341 million and euro 271 million at December 31, 2012, respectively).
The fair value of other derivative contracts is presented below:

December 31, 2012	December 31, 2013

(euro million)	Fair value	Purchase commitments	Sale commitments	Fair value	Purchase commitments	Sale commitments
Derivatives on exchange rate
Currency swap	180	7,531	1,291	177	6,963	893
Outright	1	102		102	1,983
	181	7,633	1,291	279	8,946	893
Derivatives on interest rate
Interest rate swap	1		88	1		121
	1		88	1		121
Derivatives on commodities
Over the counter	688	8,311	2,969	489	6,187	995
Future	12	382	67	12	181	37
Other	11		2	2		2
	711	8,693	3,038	503	6,368	1,034
	893	16,326	4,417	783	15,314	2,048

Fair values of other derivatives of euro 783 million (euro 893 million at December 31, 2012) consisted of: (i) euro 377 million (euro 538 million at December 31, 2012) of derivatives that lacked the formal criteria to be designated as hedges under IFRS because they were entered into in order to manage net exposures to movements in foreign currencies, interest rates or commodity prices; (ii) euro 405 million (euro 349 million at December 31, 2012), of commodity derivatives entered for trading purposes and proprietary trading; (iii) euro 1 million (euro 5 million at December 31, 2012) related to fair value hedge derivatives; and (iv) euro 1 million as of December 31, 2012 of derivatives embedded in the pricing formulas of certain long-term supply contracts of gas in the Exploration & Production segment.
Information on hedged risks and hedging policies is disclosed in Note 35 - Guarantees, commitments and risks - Risk factors.
The decrease in other current liabilities of euro 60 million included advances recovered from gas customers who off-took lower volumes than the contractual minimum take provided by the relevant long-term supply contract (euro 142 million).
Transactions with related parties are described in Note 43 - Transactions with related parties.

Contents
Eni Annual Report / Notes to the Consolidated Financial Statements

Non-current liabilities

27 Long-term debt and current maturities of long-term debt

(euro million)	At December 31,	Long-term maturity

Maturity range	2012	2013	Current maturity 2014	2015	2016	2017	2018	After	Total
Banks	2014-2027	4,016	2,390	397	418	420	223	174	758	1,993
Ordinary bonds	2014-2043	16,824	18,151	1,698	2,203	1,496	2,655	1,176	8,923	16,453
Convertible bonds	2015-2016	990	2,240	8	1,003	1,229				2,232
Other financial institutions	2014-2027	410	356	46	46	47	49	50	118	310
		22,240	23,137	2,149	3,670	3,192	2,927	1,400	9,799	20,988

Long-term debt and current maturities of long-term debt of euro 23,137 million (euro 22,240 million at December 31, 2012) increased by euro 897 million. The increase comprised new issuance of euro 5,418 million net of repayments made for euro 4,669 million and currency translation differences relating foreign subsidiaries and debt denominated in foreign currency recorded by euro-reporting subsidiaries for euro 36 million.
Debt due to banks of euro 2,390 million (euro 4,016 million at December 31, 2012) included amounts against committed borrowing facilities for euro 3 million.
Debt due to other financial institutions of euro 356 million (euro 410 million at December 31, 2012) included euro 31 million of finance lease transactions (same amount as of December 31, 2012).
Eni entered into long-term borrowing facilities with the European Investment Bank. These borrowing facilities are subject to the maintenance of certain financial ratios based on Eni’s Consolidated Financial Statements or a minimum level of credit rating. According to the agreements, should the Company lose the minimum credit rating, new guarantees would be required to be agreed upon with the European Investment Bank. In addition, Eni entered into long and medium-term facilities with Citibank Europe Plc providing for conditions similar to those applied by the European Investment Bank. At December 31, 2013 and 2012, debts subjected to restrictive covenants amounted to euro 1,782 million and euro 1,994 million, respectively. A possible non-compliance with those covenants would be immaterial to the Company’s ability to finance its operations.
As of the balance sheet date, Eni was in compliance with those covenants.
Ordinary bonds of euro 18,151 million (euro 16,824 million at December 31, 2012) consisted of bonds issued within the Euro Medium Term Notes Program for a total of euro 13,945 million and other bonds for a total of euro 4,206 million.

Contents
Eni Annual Report / Notes to the Consolidated Financial Statements

The following table provides a breakdown of bonds by issuing entity, maturity date, interest rate and currency as of December 31, 2013:

Amount	Discount on bond issue and accrued expense	Total	Currency	Maturity	Rate %

(euro million)	from	to	from	to

Issuing entity
Euro Medium Term Notes
Eni SpA	1,500	65	1,565	EUR		2016		5.000
Eni SpA	1,500	11	1,511	EUR		2019		4.125
Eni SpA	1,250	69	1,319	EUR		2014		5.875
Eni SpA	1,250	1	1,251	EUR		2017		4.750
Eni SpA	1,200	18	1,218	EUR		2025		3.750
Eni SpA	1,000	34	1,034	EUR		2020		4.250
Eni SpA	1,000	29	1,029	EUR		2018		3.500
Eni SpA	1,000	18	1,018	EUR		2020		4.000
Eni SpA	1,000	3	1,003	EUR		2023		3.250
Eni SpA	800	1	801	EUR		2021		2.625
Eni SpA	750	10	760	EUR		2019		3.750
Eni Finance International SA	540	12	552	GBP	2018	2021	4.750	6.125
Eni Finance International SA	445	7	452	EUR	2017	2043	3.750	5.600
Eni Finance International SA	248	2	250	YEN	2014	2037	1.530	2.810
Eni Finance International SA	163	3	166	USD	2014	2015	4.450	4.800
Eni Finance International SA	16		16	EUR		2015		variable
	13,662	283	13,945
Other bonds
Eni SpA	1,109		1,109	EUR		2017		4.875
Eni SpA	1,000	16	1,016	EUR		2015		4.000
Eni SpA	1,000	(4)	996	EUR		2015		variable
Eni SpA	326	2	328	USD		2020		4.150
Eni SpA	254		254	USD		2040		5.700
Eni SpA	215		215	EUR		2017		variable
Eni USA Inc	290	(2)	288	USD		2027		7.300
	4,194	12	4,206
	17,856	295	18,151

As of December 31, 2013, ordinary bonds maturing within 18 months (euro 3,493 million) were issued by Eni SpA (euro 3,331 million) and Eni Finance International SA (euro 162 million). During 2013, new bonds for euro 3,096 million were issued by Eni SpA and Eni Finance International (euro 3,022 million and euro 74 million, respectively).
The following table provides a breakdown of convertible bonds by issuing entity, maturity date, interest rate and currency as of December 31, 2013:

(euro million)	Amount	Discount on bond issue and accrued expense	Total	Currency	Maturity	Rate %
Issuing entity
Eni SpA	1,250	(13)	1,237	EUR	2016	0.625
Eni SpA	1,028	(25)	1,003	EUR	2015	0.250
	2,278	(38)	2,240

A bond amounting to euro 1,237 million (nominal value of euro 1,250 million) is convertible into ordinary shares of Snam SpA. The underlying shares are euro 288.7 million ordinary shares, corresponding to approximately 8.54% of the current outstanding share capital of Snam at a strike price of approximately euro 4.33 a share, representing a 20% premium to market prices current at the date of the issuance.
A bond amounting to euro 1,003 million (nominal value of euro 1,028 million) is convertible into ordinary shares of Galp Energia SGPS SA. The underlying share are approximately 66.3 million ordinary shares of Galp, corresponding to approximately 8% of the current outstanding share capital of Galp at a strike price of approximately euro 15.50 a share, representing a 35% premium to market prices current at the date of the issuance.

Contents
Eni Annual Report / Notes to the Consolidated Financial Statements

Those convertible bonds are stated at amortized cost, while the call option embedded in the bonds is measured at fair value through profit. Changes in fair value of the shares underlying the bonds were reported through profit as opposed to equity based on the fair value option provided by IAS 39 from inception.
The following table provides a breakdown by currency of long-term debt and its current portion and the related weighted average interest rates.

December 31, 2012 (euro million)	Average rate (%)	December 31, 2013 (euro million)	Average rate (%)
Euro	19,413	3.6	20,667	3.4
US dollar	1,899	5.3	1,668	5.4
British pound	564	5.3	552	5.3
Japanese yen	363	2.1	250	2.2
Other currencies	1	6.7
	22,240		23,137

As of December 31, 2013, Eni had undrawn long-term committed borrowing facilities of euro 4,719 million (euro 6,928 million at December 31, 2012).
Those facilities bore interest rates and charges for unutilized facilities reflecting prevailing conditions on the marketplace.
Eni has in place a program for the issuance of Euro Medium Term Notes up to euro 15 billion, of which euro 13.7 billion were drawn as of December 31, 2013. The Group has credit ratings of A and A-1 respectively for long and short-term debt assigned by Standard & Poor’s and A3 and P-2 for long and short-term debt assigned by Moody’s. The outlook is negative in both ratings. Eni’s credit rating is linked in addition to the Company’s industrial fundamentals and trends in the trading environment to the sovereign credit rating of Italy. On the basis of the methodologies used by Standard & Poor’s and Moody’s, a potential downgrade of Italy’s credit rating may trigger a potential knock-on effect on the credit rating of Italian issuers such as Eni and make it more likely that the credit rating of the notes or other debt instruments issued by the Company could be downgraded.
Fair value of long-term debt, including the current portion of long-term debt amounted to euro 23,022 million (euro 24,937 million at December 31, 2012):

(euro million)	December 31, 2012	December 31, 2013
Ordinary bonds	19,239	18,071
Convertible bonds	1,059	2,188
Banks	4,171	2,382
Other financial institutions	468	381
	24,937	23,022

Fair value was estimated by discounting the expected future cash flows at discount rates ranging from 0.5% to 4.2% (0.4% and 3.3% at December 31, 2012). The fair value of convertible bonds was determined based on market prices. The fair value hierarchy is level 2.
At December 31, 2013, Eni did not pledge restricted deposits as collateral against its borrowings.

Analysis of net borrowings
The analysis of net borrowings, as defined in the “Financial review”, was as follows:

(euro million)	December 31, 2012	December 31, 2013

Current	Non-current	Total	Current	Non-current	Total

A. Cash and cash equivalents	7,765		7,765	5,288		5,288
B. Held-for-trading financial assets				5,004		5,004
C. Available-for-sale financial assets	34		34	33		33
D. Liquidity (A+B)	7,799		7,799	10,325		10,325
E. Financing receivables	1,153		1,153	126		126
F. Short-term debt towards banks	253		253	258		258
G. Long-term debt towards banks	913	3,103	4,016	397	1,993	2,390
H. Bonds	2,006	15,808	17,814	1,706	18,685	20,391
I. Short-term debt towards related parties	403		403	502		502
L. Other short-term liabilities	1,567		1,567	1,982		1,982
M. Other long-term liabilities	42	368	410	46	310	356
N. Total borrowings (F+G+H+I+L+M)	5,184	19,279	24,463	4,891	20,988	25,879
0. Net borrowings (N-D-E)	(3,768)	19,279	15,511	(5,560)	20,988	15,428

Contents
Eni Annual Report / Notes to the Consolidated Financial Statements

Financial assets held for trading of euro 5,004 million were maintained by Eni SpA. For further information see Note 8 - Financial assets held for trading.
Available-for-sale securities of euro 33 million (euro 34 million at December 31, 2012) were held for non-operating purposes. The Company held at the reporting date certain held-to-maturity and available-for-sale securities which were destined to operating purposes amounting to euro 282 million (euro 270 million at December 31, 2012), of which euro 202 million (euro 196 million at December 31, 2012) were held to hedge the loss reserve of Eni Insurance Ltd. Those securities are excluded from the calculation above.
Financing receivables of euro 126 million (euro 1,153 million at December 31, 2012) were held for non-operating purposes. The Company held at the reporting date certain financing receivables which were destined to operating purposes amounting to euro 998 million (euro 668 million at December 31, 2012), of which euro 595 million (euro 351 million at December 31, 2012) were in respect of financing granted to unconsolidated subsidiaries, joint ventures and affiliates which executed capital projects and investments on behalf of Eni’s Group companies and a euro 321 million cash deposit (euro 280 million at December 31, 2012) to hedge the loss reserve of Eni Insurance Ltd. Those financing receivables are excluded from the calculation above.

28 Provisions for contingencies

(euro million)	Carrying amount at December 31, 2012	New or increased provisions	Initial recognition and changes in estimates	Accretion discount	Reversal of utilized provisions	Reversal of unutilized provisions	Currency translation differences	Other changes	Carrying amount at December 31, 2013
Provision for site restoration, abandonment and social projects	7,407		(191)	241	(300)	(2)	(298)	45	6,902
Provision for environmental risks	2,928	158		(3)	(182)	(31)	(2)	(6)	2,862
Provision for legal and other proceedings	1,419	431			(781)	(209)	(13)	13	860
Provision for taxes	395	130			(18)		(16)	(14)	477
Provision for redundancy incentives	202	251		2	(51)	(2)		5	407
Provision for onerous contracts	54	381			(39)	(13)	(11)		372
Loss adjustments and actuarial provisions for Eni’s insurance companies	343	156			(130)			(11)	358
Provision for green certificates	241	108			(63)	(11)			275
Provision for losses on investments	194	28				(32)	(3)	(10)	177
Provision for disposal and restructuring	39	62			(3)	(3)	1		96
Provision for OIL insurance cover	106	1				(5)	(1)	(8)	93
Provision for long-term construction contracts	52	69			(36)		(2)		83
Provision for the supply of goods	24				(24)
Other (*)	199	85			(19)	(4)	(2)	(54)	205
	13,603	1,860	(191)	240	(1,646)	(312)	(347)	(40)	13,167

(*) Each individual amount included herein was lower than euro 50 million.

Provisions for site restoration, abandonment and social projects amounted to euro 6,902 million. Those provisions comprised the discounted estimated costs that the Company expects to incur for decommissioning oil and natural gas production facilities at the end of the producing lives of fields, well-plugging, abandonment and site restoration (euro 6,534 million). Initial recognition and changes in estimates amounted to euro 191 million and were primarily due to estimates’ revisions of decommissioning costs, changes in discount rates and new liabilities of the year in the Exploration & Production segment. The accretion discount recognized in the profit and loss account for euro 241 million was determined by adopting discount rates ranging from 0.7% to 9.4% (from 1.4% to 9.3% at December 31, 2012). Main expenditures associated with site restoration and decommissioning operations are expected to be incurred over a 30-year period starting from 2017.
Provisions for environmental risks amounted to euro 2,862 million. Those provisions comprised the estimated costs for environmental clean-up and restoration of certain industrial sites which were owned or held in concession by the Company, and subsequently divested, shut-down or liquidated. Those environmental provisions are recognized when an environmental project is approved by or filed with the relevant administrative authorities or a constructive obligation has arisen whereby the Company commits itself to perform certain cleaning-up and restoration projects and a reliable cost estimation is available. At December 31, 2013, provisions for environmental risks primarily related to Syndial SpA (euro 2,353 million) and the Refining & Marketing segment (euro 381 million). Additions of euro 158 million primarily related to the Refining & Marketing segment (euro 75 million) and Syndial SpA (euro 62 million). Utilizations of euro 182 million primarily related to Syndial SpA (euro 96 million) and the Refining & Marketing segment (euro 66 million).
Provisions for legal and other proceedings of euro 860 million comprised the expected liabilities due to failure to perform certain contractual obligations and estimated future losses on pending litigation including legal risks of liability, antitrust proceedings, administrative matters and commercial arbitration proceedings. These provisions represented the Company’s best estimate of the expected probable liabilities

Contents
Eni Annual Report / Notes to the Consolidated Financial Statements

associated with pending litigation and commercial proceedings and primarily related to the Gas & Power segment (euro 440 million) and Syndial SpA (euro 157 million). Additions and utilizations of euro 431 million and euro 781 million, respectively, mainly related to the Gas & Power segment and were recognized to take account of gas price revisions at both long-term supply and sale contracts, including the settlement of certain arbitrations. Reversals of unutilized provision of euro 209 million were primarily made by the Gas & Power segment.
Provisions for taxes of euro 477 million included the estimated charges that the Company expects to incur for unsettled tax claims in connection with uncertainties in the application of tax rules at certain Italian and foreign subsidiaries in the Exploration & Production segment (euro 396 million) and the Engineering & Construction segment (euro 55 million).
Provisions for redundancy incentives of euro 407 million were recognized due to a restructuring program involving the Italian personnel for the period 2010-2011 and 2013-2014 in compliance with Law No. 223/1991. Additions of euro 251 million related to the restructuring program for the period 2013-2014.
Provisions for onerous contracts of euro 372 million related to the execution of contracts where the expected costs exceed the relevant benefits. In particular, the provision comprised the estimated expected losses on a re-gasification project in the United States and on an unutilized infrastructure for gas transportation.
Loss adjustments and actuarial provisions of Eni’s insurance company Eni Insurance Ltd of euro 358 million represented the estimated liabilities accrued on the basis for third parties claims. Against such liability was recorded a receivable of euro 152 million recognized towards insurance companies for reinsurance contracts.
Provisions for green certificates of euro 275 million included additional charges that electric power producers must sustain for using non-renewable sources of energy.
Provisions for losses on investments of euro 177 million were made with respect to certain investees for which expected or incurred losses exceeded carrying amounts.
Provisions for disposal and restructuring of euro 96 million essentially related to the Versalis segment (euro 56 million) and Syndial SpA (euro 28 million).
Provisions for the Oil mutual insurance scheme of euro 93 million included the estimated future increase of insurance premiums which will be charged to Eni in the next five years and that accrued at the reporting date because of the effective accident rate occurred in past reporting periods.
Provisions for long-term construction contracts of euro 83 million related to the Engineering & Construction segment.

29 Provisions for employee benefits

(euro million)	December 31, 2012	December 31, 2013
TFR	354	347
Foreign defined benefit plans	671	585
Supplementary medical reserve for Eni managers (FISDE) and other foreign medical plans	143	136
Other foreign long-term benefit plans	206	177
	1,374	1,245

Provisions for benefits upon termination of employment primarily related to a provisions accrued by Italian companies for employee retirement, determined using actuarial techniques and regulated by Article 2120 of the Italian Civil Code. The benefit is paid upon retirement as a lump sum, the amount of which corresponds to the total of the provisions accrued during the employees’ service period based on payroll costs as revalued until retirement. Following the changes in the law regime, from January 1, 2007 accruing benefits have been contributing to a pension fund or a treasury fund held by the Italian administration for post-retirement benefits (INPS). For companies with less than 50 employees, it will be possible to continue the scheme as in previous years. Therefore, contributions of future TFR provisions to pension funds or the INPS treasury fund determines that these amounts will be treated in accordance to a defined contribution scheme. Amounts already accrued before January 1, 2007 continue to be accounted for as defined benefits to be assessed based on actuarial assumptions.
Pension funds are defined benefit plans provided by foreign subsidiaries located mainly in Nigeria, Germany and United Kingdom. Benefits under these plans consist of payments based on seniority and the salary paid in the last year of service, or alternatively, the average annual salary over a defined period prior to the retirement.
Group companies provide healthcare benefits. Liability to these plans (FISDE and other foreign healthcare plans) and the current cost are limited to the contributions made by the Company for retired managers.
Other benefits primarily consisted of monetary and long-term incentive schemes to Group managers and Jubilee awards. Provisions for the monetary incentive scheme are assessed based on the estimated bonuses which will be granted to those managers who will achieve certain individual performance goals weighted with the likelihood that the Company delivers the planned profitability targets. Provisions for the long-term incentive scheme are assessed on the basis of the estimated trends of a performance indicator as benchmarked against a Group of international oil companies. Both of these incentive schemes normally vest over a three-year period. Jubilee awards are benefits due following the attainment of a minimum period of service and, for the Italian companies, consist of an in-kind remuneration.

Contents
Eni Annual Report / Notes to the Consolidated Financial Statements

Present value of employee benefits, estimated by applying actuarial techniques, consisted of the following:

December 31, 2012	December 31, 2013

(euro million)	TFR	Foreign defined benefit plans	FISDE and other foreign medical plans	Other foreign long-term benefit plans	Total	TFR	Foreign defined benefit plans	FISDE and other foreign medical plans	Other foreign long-term benefit plans	Total

Present value of benefit liabilities at beginning of year	391	1,105	124	211	1,831	354	1,290	143	206	1,993
Current cost		42	1	54	97		58	3	48	109
Interest cost	15	41	6	5	67	11	45	4	3	63
Remeasurements:	63	66	24	4	157	(5)	(51)	(7)	(25)	(88)
- actuarial (gains) losses due to changes in demographic assumptions						(3)	6	(4)	1
- actuarial (gains) losses due to changes in financial assumptions	60	38	27		125		(45)	(2)	(21)	(68)
- experience (gains) losses	3	28	(3)	4	32	(2)	(12)	(1)	(5)	(20)
Past service cost and settlements		(3)			(3)		5		(2)	3
Plan contributions:							1			1
- employee contributions							1			1
Benefits paid	(34)	(33)	(7)	(49)	(123)	(14)	(33)	(7)	(48)	(102)
Changes in the scope of consolidation	(84)		(6)	(23)	(113)	1				1
Currency translation differences and other changes	3	72	1	4	80		(88)		(5)	(93)
Present value of benefit liabilities at end of year (a)	354	1,290	143	206	1,993	347	1,227	136	177	1,887
Plan assets at beginning of year		570			570		619			619
Interest income		22			22		22			22
Return on plan assets		3			3		2			2
Past service cost and settlements							(1)			(1)
Administration expenses paid							(1)			(1)
Plan contributions:		27			27		39			39
- employee contributions							1			1
- employer contributions		27			27		38			38
Benefits paid		(20)			(20)		(16)			(16)
Currency translation differences and other changes		17			17		(22)			(22)
Plan assets at end of year (b)		619			619		642			642
Net liability recognized at end of year (a-b)	354	671	143	206	1,374	347	585	136	177	1,245

Foreign defined-benefit plans amounting to euro 585 million (euro 671 million at December 31, 2012) primarily related to pension plans for euro 395 million (euro 487 million at December 31, 2012).
Net liability relating to foreign defined-benefit plans included the liability attributable to joint venture partners operating in exploration and production activities of euro 264 million (euro 308 million at December 31, 2012). Eni recorded a receivable for an amount equivalent to such liability.
Other long-term employee benefit plans of euro 177 million (euro 206 million at December 31, 2012) primarily related to deferred monetary incentive plans for euro 86 million (euro 107 million at December 31, 2012), Jubilee awards for euro 48 million (euro 56 million at December 31, 2012), the long-term incentive plan for euro 8 million (euro 11 million at December 31, 2012) and other foreign long-term plans for euro 35 million (euro 32 million at December 31, 2012).

Contents
Eni Annual Report / Notes to the Consolidated Financial Statements

Costs charged to the profit and loss account consisted of the following:

(euro million)	TFR	Foreign defined benefit plans	FISDE and other foreign medical plans	Other foreign long-term benefit plans	Total
2012
Current cost		42	1	54	97
Past service cost and settlements		(3)			(3)
Interest cost (income), net:
- interest cost on liabilities	15	41	6	5	67
- interest income on plan assets		(22)			(22)
Total interest cost (income), net:	15	19	6	5	45
- of which recognized in payroll and related cost				5	5
- of which recognized in financial income (expense)	15	19	6		40
Remeasurements for long-term plans				4	4
Other costs/Administration expenses paid
Total	15	58	7	63	143
- of which recognized in payroll and related cost		39	1	63	103
- of which recognized in financial income (expense)	15	19	6		40
2013
Current cost		58	3	48	109
Past service cost and settlements		6		(2)	4
Interest cost (income), net:
- interest cost on liabilities	11	45	4	3	63
- interest income on plan assets		(22)			(22)
Total interest cost (income), net:	11	23	4	3	41
- of which recognized in payroll and related cost				3	3
- of which recognized in financial income (expense)	11	23	4		38
Remeasurements for long-term plans				(25)	(25)
Other costs/Administration expenses paid		1			1
Total	11	88	7	24	130
- of which recognized in payroll and related cost		65	3	24	92
- of which recognized in financial income (expense)	11	23	4		38

Costs recognized in other comprehensive income consisted of the following:

2012	2013

(euro million)	TFR	Foreign defined benefit plans	FISDE and other foreign medical plans	Total	TFR	Foreign defined benefit plans	FISDE and other foreign medical plans	Total

Remeasurements
Actuarial (gains)/losses due to changes in demographic assumptions					(3)	6	(4)	(1)
Actuarial (gains)/losses due to changes in financial assumptions	60	38	27	125		(45)	(2)	(47)
Experience (gains) losses	3	28	(3)	28	(2)	(12)	(1)	(15)
Return on plan assets		(3)		(3)		(2)		(2)
	63	63	24	150	(5)	(53)	(7)	(65)

Contents
Eni Annual Report / Notes to the Consolidated Financial Statements

Plan assets consisted of the following:

(euro million)	Cash and cash equivalents	Equity securities	Debt securities	Real estate	Derivatives	Investment funds	Assets held by insurance company	Other	Total

Plan assets with a quoted market price	20	88	412	9	5	2	1	85	622
Plan assets without a quoted market price	2		7	2		1	5	3	20
	22	88	419	11	5	3	6	88	642

Plan assets are generally managed by external asset managers pursuing investment strategies, defined by Eni’s companies, with the aim of ensuring that assets are sufficient to pay the benefits. For this purpose, the investments are aimed at maximizing the expected return and limit the risk level through proper diversification.
The main actuarial assumptions used in the evaluation of the liabilities at year end and in the estimate of costs expected for 2014 consisted of the following:

TFR	Foreign defined benefit plans	FISDE and other foreign medical plans	Other foreign long-term benefit plans
2012
Discount rate	(%)	3.0	1.9-15.5	3.0	1.2-3.0
Rate of compensation increase	(%)	3.0	2.0-14.0
Rate of price inflation	(%)	2.0	0.5-13.8	2.0	2.0
Life expectations on retirement at age 65	(years)		15-24	24
2013
Discount rate	(%)	3.0	2.1-13.5	3.0	1.1-3.0
Rate of compensation increase	(%)	3.0	2.0-14.0
Rate of price inflation	(%)	2.0	0.6-11.0	2.0	2.0
Life expectations on retirement at age 65	(years)		15-24	24

The following is an analysis by geographic area of the main actuarial assumptions used in the evaluation of the principal foreign defined-benefit plans:

European Union	Rest of Europe	Africa	Other areas	Foreign defined benefit plans
2013
Discount rate	(%)	2.9-3.3	2.1-4.4	3.5-13.5	2.5-7.8	2.1-13.5
Rate of compensation increase	(%)	2.0-3.1	2.5-4.9	5.0-14.0	5.0-10.0	2.0-14.0
Rate of price inflation	(%)	2.0	0.6-3.4	3.5-11.0	3.0-5.5	0.6-11.0
Life expectations on retirement at age 65	(years)	21	22-24	15		15-24

The discount rate used was determined on the base of corporate bond yields (rating AA) in Countries with a significant market, or in the absence, of government bond yields. The demographic tables adopted are those used by each Country for the assessments of IAS 19. The inflation rate was determined by considering the long-term forecasts issued by national or international banks.
The effects of a possible change in the main actuarial assumptions at the end of the year are listed below:

(euro million)	Discount rate	Rate of price inflation	Rate of increases in pensionable salaries	Healthcare cost trend rate	Rate of increases to pensions in payment

0.5% Increase	0.5% Decrease	0.5% Increase	0.5% Increase	0.5% Increase	0.5% Increase

Effect on DBO
TFR	(20)	23	15	..
Foreign defined benefit plans	(77)	77	36	26		28
FISDE and other foreign medical plans	(8)	9			9
Other foreign long-term benefit plans	(3)	3	1

Contents
Eni Annual Report / Notes to the Consolidated Financial Statements

The sensitivity analysis was performed on the basis of the results for each plan through assessments calculated considering modified parameters.
The amount of contributions expected to be paid for employee benefit plans in the next year amounted to euro 109 million, of which euro 65 million related to defined-benefit plans.

The following is an analysis by maturity date of the liabilities for employee benefits:

(euro million)	TFR	Foreign defined benefit plans	FISDE and other foreign medical plans	Other long-term benefits
2014	6	35	7	44
2015	6	39	7	46
2016	7	43	7	48
2017	9	40	7	5
2018	12	58	7	3
2019 and thereafter	307	370	101	54

The weighted-average duration of the liabilities for employee benefits was the following:

(years)	TFR	Foreign pension plans	FISDE and other foreign medical plans	Other long-term benefits
2012
Weighted average duration	11.6	16.1	13.4	5.1
2013
Weighted average duration	12.7	18.6	13.1	4.4

Transactions with related parties are described in Note 43 - Transactions with related parties.

30 Deferred tax liabilities

Deferred tax liabilities were recognized net of the amounts of deferred tax assets which can be offset for euro 3,558 million (euro 3,630 million at December 31, 2012).

(euro million)	Amount at December 31, 2012	Additions	Deductions	Currency translation differences	Other changes	Amount at December 31, 2013
6,740	1,120	(1,047)	(504)	414	6,723

Deferred tax assets and liabilities consisted of the following:

(euro million)	December 31, 2012	December 31, 2013
Deferred tax liabilities	10,370	10,281
Deferred tax assets available for offset	(3,630)	(3,558)
	6,740	6,723
Deferred tax assets not available for offset	(5,027)	(4,662)
Net deferred tax liabilities	1,713	2,061

Net deferred tax liabilities of euro 2,061 million (euro 1,713 million at December 31, 2012) included the recognition of the deferred tax effect against equity of: (i) the fair value evaluation of derivatives designated as cash flow hedge (deferred tax assets for euro 70 million); (ii) the revaluation of defined-benefit plans (deferred tax assets for euro 13 million); and (iii) the fair value evaluation of available-for-sale securities (deferred tax liabilities for euro 2 million).

Contents
Eni Annual Report / Notes to the Consolidated Financial Statements

The most significant temporary differences giving rise to net deferred tax liabilities are disclosed below:

(euro million)	Carrying amount at December 31, 2012	Additions	Deductions	Currency translation differences	Other changes	Carrying amount at December 31, 2013
Deferred tax liabilities
Accelerated tax depreciation	7,406	736	(354)	(371)	194	7,611
Difference between the fair value and the carrying amount of assets acquired following business combinations	1,161	157	(48)	(63)	93	1,300
Site restoration and abandonment (tangible assets)	537	4	(166)	(47)	59	387
Application of the weighted average cost method in evaluation of inventories	89	27	(5)			111
Capitalized interest expense	24	(3)	(7)			14
Other	1,153	199	(467)	(23)	(4)	858
	10,370	1,120	(1,047)	(504)	342	10,281
Deferred tax assets, gross
Carry-forward tax losses	(1,107)	(1,154)	23	80	(188)	(2,346)
Site restoration and abandonment (provisions for contingencies)	(2,153)	(75)	409	73	(150)	(1,896)
Accruals for impairment losses and provisions for contingencies	(1,884)	(572)	730	3	23	(1,700)
Non-deductible depreciation and amortization	(2,018)	(134)	578	63	(110)	(1,621)
Non-deductible impairment losses	(752)	(642)	161		43	(1,190)
Unrealized intercompany profits	(693)	(5)	93	2	135	(468)
Other	(1,677)	(457)	298	43	224	(1,569)
	(10,284)	(3,039)	2,292	264	(23)	(10,790)
Impairments of deferred tax assets	1,627	969		(27)	1	2,570
Deferred tax assets, net	(8,657)	(2,070)	2,292	237	(22)	(8,220)
Net deferred tax liabilities	1,713	(950)	1,245	(267)	320	2,061

Italian taxation law allows the carry-forward of tax losses indefinitely. Foreign taxation laws generally allow the carry-forward of tax losses over a period longer than five years, and in many cases, indefinitely. An average tax rate of 32.2% was applied to tax losses of Italian subsidiaries to determine the portion of the carry-forwards tax losses which will be used in future years to offset the expected taxable profit. This rate was determined considering the different statutory rates of taxes applicable to all Italian subsidiaries which are included in the consolidation statement for Italian fiscal purposes. The corresponding rate for foreign subsidiaries was 33.5%.
Carry-forward tax losses amounted to euro 7,379 million and can be used indefinitely for euro 6,124 million. Carry-forward tax losses regarded Italian companies for euro 3,652 million and foreign companies euro 3,727 million. Carry-forward tax losses amounted to euro 6,050 million which are likely to be utilized against future taxable profit and were in respect of Italian companies for euro 3,505 million and foreign subsidiaries for euro 2,545 million. Deferred tax assets recognized on these losses amounted to euro 1,128 million and euro 852 million, respectively.

31 Other non-current liabilities

(euro million)	December 31, 2012	December 31, 2013
Fair value of non-hedging derivatives	271	282
Fair value of cash flow hedge derivatives	13	1
Current income tax liabilities	1	1
Other payables	57	75
Other liabilities	1,635	1,345
	1,977	1,704

Derivative fair values were estimated on the basis of market prices provided by primary info-provider, or alternatively, appropriate valuation techniques commonly used in the marketplace.

Contents
Eni Annual Report / Notes to the Consolidated Financial Statements

The fair value of non-hedging derivative contracts and is presented below:

December 31, 2012	December 31, 2013

(euro million)	Fair value	Purchase commitments	Sale commitments	Fair value	Purchase commitments	Sale commitments
Derivatives on exchange rate
Currency swap	42	2,055	420	53	1,075	130
Outright	1	3		36	878
Interest currency swap				3		74
	43	2,058	420	92	1,953	204
Derivatives on interest rate
Interest rate swap	65		530	40	50	390
	65		530	40	50	390
Derivatives on commodities
Over the counter	89	405	952	23	31	159
Future	1	66	9
Other	13		33
	103	471	994	23	31	159
Options embedded in convertible bonds	60			127
	271	2,529	1,944	282	2,034	753

Fair value of non-hedging derivatives of euro 282 million (euro 271 million at December 31, 2012) consisted of: (i) euro 155 million (euro 198 million at December 31, 2012) of derivatives that lacked the formal criteria to be designated as hedges under IFRS because they were entered into in order to manage net business exposures to foreign currency exchange rates, interest rates or commodity prices. Therefore, such derivatives were not related to specific trade or financing transactions; (ii) euro 127 million (euro 60 million at December 31, 2012) related to the call option embedded in the bonds convertible into Snam SpA and Galp Energia SGPS SA ordinary shares for euro 81 million and euro 46 million (further information is disclosed in Note 27 - Long-term debt and current portion of long-term debt); and (iii) euro 13 million as of December 31, 2012 of derivatives embedded in the pricing formulas of certain long-term supply contracts of gas in the Exploration & Production segment.
Fair value of cash flow hedge derivatives amounted to euro 1 million (euro 13 million at December 31, 2012) and pertained to hedges entered by the Gas & Power segment. Those derivatives were designated to hedge exchange rate and commodity risk exposures as described in Note 14 - Other current assets. Fair value of contracts expiring beyond 2014 is disclosed in Note 21 - Other non-current receivables; fair value of contracts expiring by 2014 is disclosed in Note 26 - Other current liabilities and in Note 14 - Other current assets. The effects of fair value evaluation of cash flow hedge derivatives are disclosed in Note 33 - Shareholders’ equity and in Note 37 - Operating expenses.
The nominal value of these derivatives referred to purchase and sale commitments for euro 1 million and euro 24 million, respectively (euro 24 million and euro 223 million at December 31, 2012, respectively).
Information on the hedged risks and the hedging policies is shown in Note 35 - Guarantees, commitments and risks - Risk factors.
Other liabilities of euro 1,345 million (euro 1,635 million at December 31, 2012) included advances received from Suez following a long-term agreement for supplying natural gas and electricity of euro 876 million (euro 968 million at December 31, 2012) and advances relating to amounts of gas of euro 149 million (euro 380 million at December 31, 2012) which were collected for amounts lower than the minimum take for the year by certain of Eni’s clients, reflecting take-or-pay clauses contained in the long-term sale contracts. Management believes that the underlying gas volumes will be collected beyond the twelve-month time horizon.
Transactions with related parties are described in Note 43 - Transactions with related parties.

32 Assets held for sale and liabilities directly associated with assets held for sale

Assets held for sale and liabilities directly associated with assets held for sale of euro 2,296 million and euro 140 million, respectively, related to: (i) a 60% stake in Artic Russia BV (entire stake owned). At the balance sheet date, Eni’s interest in Artic Russia was classified as an asset held for sale and measured at fair value due to the loss of joint control over the investee following the satisfaction, before year end, of all conditions precedent to the Sale Purchase Agreement signed with Gazprom in November 2013. The net book value of the interest of euro 2,131 million comprised the re-measurement at fair value of euro 1,682 million recorded through profit. The consideration for the disposal was cashed in on January 15, 2014. The fair value was determined on the basis of the sale price. Artic Russia owns a 49% stake in Severenergia, a subsidiary which holds four licenses for the exploration and production of hydrocarbons in the Region of Yamal Nenets (Siberia); (ii) non-strategic assets and liabilities directly associated in the Exploration & Production segment (euro 143 million and euro 140 million, respectively).
During the course of 2013, Eni concluded the disposal of non-strategic assets of the Exploration & Production segment for a book value of euro 329 million and liabilities directly associated of euro 195 million and the investment in Super Octanos CA pertaining to the Refining & Marketing segment (euro 52 million).

Contents
Eni Annual Report / Notes to the Consolidated Financial Statements

33 Shareholders’ equity

Non-controlling interest

(euro million)	Net profit	Shareholders’ equity

2012	2013	December 31, 2012	December 31, 2013
Saipem SpA	628	(190)	3,216	2,748
Società EniPower Ferrara Srl	9	9	87	95
Hindustan Oil Exploration Co Ltd	(55)	(10)	65	53
Tigáz Zrt	(47)	(2)	33
Snam SpA	356
Others	(5)	5	97	68
	886	(188)	3,498	2,964

Eni shareholders’ equity

(euro million)	December 31, 2012	December 31, 2013
Share capital	4,005	4,005
Legal reserve	959	959
Reserve for treasury shares	6,201	6,201
Reserve related to the fair value of cash flow hedging derivatives net of the tax effect	(16)	(154)
Reserve related to the fair value of available-for-sale securities net of the tax effect	144	81
Reserve related to the defined benefit plans net of tax effect	(88)	(72)
Other reserves	292	296
Cumulative currency translation differences	942	(698)
Treasury shares	(201)	(201)
Retained earnings	40,988	44,626
Interim dividend	(1,956)	(1,993)
Net profit for the year	7,790	5,160
	59,060	58,210

Share capital
At December 31, 2013, the parent company’s issued share capital consisted of euro 4,005,358,876 represented by 3,634,185,330 ordinary shares without nominal value (same amounts as of December 31, 2012).
On May 10, 2013, Eni’s Shareholders’ Meeting declared: (i) to distribute a dividend of euro 0.54 a share, with the exclusion of treasury shares held at the ex-dividend date, in full settlement of the 2012 dividend of euro 1.08 a share, of which euro 0.54 a share paid as interim dividend. The balance was paid on May 23, 2013, to shareholders on the register on May 20, 2013, record date May 22; (ii) to cancel, for the portion not yet implemented as of the date of the Shareholders’ Meeting, the authorization granted to the Board of Directors to acquire treasury shares as resolved at the Shareholders’ Meeting of July 16, 2012; (iii) to authorize the Board of Directors to purchase on the Mercato Telematico Azionario – in one or more transactions and in any case within 18 months from the date of the resolution – up to a maximum number of 363,000,000 ordinary Eni shares, for a price comprised from a minimum consideration of euro 1.102 and up the a maximum per-share-price as high as the official price of the Eni share reported by the Borsa Italiana the trading day prior to each individual transaction, plus 5%, and in any case up to a total amount of euro 6 billion, in accordance with the procedures established in the Rules of the Markets organized and managed by Borsa Italiana SpA. In order to respect the limit envisaged in the third paragraph of Article 2357 of the Italian Civil Code, the number of shares to be acquired and the relative amount shall take into account the number and amount of Eni shares already held in the portfolio.

Legal reserve
This reserve represents earnings restricted from the payment of dividends pursuant to Article 2430 of the Italian Civil Code. The legal reserve has reached the maximum amount required by the Italian Law.

Reserve for treasury shares
The reserve for treasury shares represents the reserve which was established in previous reporting period to repurchase the Company shares in accordance with resolutions at Eni’s Shareholders’ Meetings. The amount of euro 6,201 million (same amount as of December 31, 2012) included the net book value of treasury shares purchased of euro 201 million.

Contents
Eni Annual Report / Notes to the Consolidated Financial Statements

Reserves related to the fair value evaluation of cash flow hedging derivatives, available-for-sale financial assets and defined benefit plans
The evaluation at fair value of cash flow hedging derivatives, available-for-sale financial instruments and defined-benefit plans, net of the related tax effect, consisted of the following:

Cash flow hedge derivatives	Available-for-sale financial instruments	Defined benefit plans	Total

(euro million)	Gross reserve	Deferred tax liabilities	Net reserve	Gross reserve	Deferred tax liabilities	Net reserve	Gross reserve	Deferred tax liabilities	Net reserve	Gross reserve	Deferred tax liabilities	Net reserve

Reserve as of December 31, 2011	77	(28)	49	(9)	1	(8)				68	(27)	41
Changes of the year 2012	(24)	9	(15)	157	(5)	152	(138)	50	(88)	(5)	54	49
Foreign currency translation differences
Amount recognized in the profit and loss account	(78)	28	(50)							(78)	28	(50)
Reserve as of December 31, 2012	(25)	9	(16)	148	(4)	144	(138)	50	(88)	(15)	55	40
Changes of the year 2013	(301)	93	(208)	9		9	55	(38)	17	(237)	55	(182)
Foreign currency translation differences							(2)	1	(1)	(2)	1	(1)
Amount recognized in the profit and loss account	102	(32)	70	(74)	2	(72)				28	(30)	(2)
Reserve as of December 31, 2013	(224)	70	(154)	83	(2)	81	(85)	13	(72)	(226)	81	(145)

Reserve for available-for-sale financial instruments of euro 81 million (euro 144 million at December 31, 2012), net of the related tax effect, comprised the fair value valuation of the residual interests in Galp Energia SGPS SA for euro 76 million (Galp Energia SGPS SA for euro 130 million and Snam SpA for euro 8 million at December 31, 2012) and other securities for euro 5 million (euro 6 million at December 31, 2012). Negative reserve for defined-benefit plans of euro 72 million (negative for euro 88 million at December 31, 2012), net of the related tax effect, related to investments accounted for under the equity method for euro 2 million (negative for euro 1 million at December 31, 2012).

Other reserves
Other reserves amounted to euro 296 million (euro 292 million at December 31, 2012) and related to:
- a reserve of euro 247 million represented the increase in Eni’s shareholders’ equity associated with a business combination under common control, whereby the parent company Eni SpA divested its subsidiary Snamprogetti SpA to Saipem Projects SpA (both merged into Saipem SpA) at a price higher than the book value of the interest transferred (same amount as of December 31, 2012);
- a reserve of euro 157 million deriving from Eni SpA’s equity (same amount as of December 31, 2012);
- a reserve of euro 18 million related to the sale of treasury shares to Saipem managers upon exercise of stock options (same amount as of December 31, 2012);
- a reserve of euro 5 million represented the impact on Eni’s shareholders’ equity associated with the acquisition of a non-controlling interest of 47.60% in the subsidiary Tigáz Zrt (euro 1 million at December 31, 2012);
- a negative reserve of euro 124 million represented the impact on Eni’s shareholders’ equity associated with the acquisition of a non-controlling interest of 45.93% in the subsidiary Altergaz SA, now Eni Gas & Power France SA (same amount as of December 31, 2012);
- a negative reserve of euro 7 million related to the share of “Other comprehensive income” on equity-accounted entities (same amount as of December 31, 2012).

Cumulative foreign currency translation differences
The cumulative foreign currency translation differences arose from the translation of financial statements denominated in currencies other than euro.

Treasury shares
A total of 11,388,287 Eni’s ordinary shares (same amount as of December 31, 2012) were held in treasury for a total cost of euro 201 million (same amount as of December 31, 2012). Outstanding treasury shares represented by 2,980,725 ordinary shares (8,259,520 ordinary shares at December 31, 2012) were underlying certain residual stock-based compensation plans and amounted to euro 53 million (euro 161 million at December 31, 2012). The decrease of 5,278,795 shares in the number of shares underlying those plans related to expired awards.
More information about stock option plans is disclosed in Note 37 - Operating expenses.

Interim dividend
The interim dividend for the year 2013 amounted to euro 1,993 million corresponding to euro 0.55 per share, as resolved by the Board of Directors on September 19, 2013, in accordance with Article 2433-bis, paragraph 5 of the Italian Civil Code; the dividend was paid on September 26, 2013.

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Distributable reserves
At December 31, 2013, Eni shareholders’ equity included distributable reserves of approximately euro 47,300 million.

Reconciliation of net profit and shareholders’ equity of the parent company Eni SpA to consolidated net profit and shareholders’ equity

Net profit	Shareholders’ equity

(euro million)	2012	2013	December 31, 2012	December 31, 2013
As recorded in Eni SpA’s Financial Statements	9,078	4,410	40,537	40,733
Excess of net equity stated in the separate accounts of consolidated subsidiaries over the corresponding carrying amounts of the parent company	261	1,457	21,576	21,546
Consolidation adjustments:
- difference between purchase cost and underlying carrying amounts of net equity	(2,683)	(499)	1,503	324
- adjustments to comply with group account policies	1,222	(174)	711	605
- elimination of unrealized intercompany profits	638	219	(2,652)	(2,369)
- deferred taxation	160	(444)	873	323
- other adjustments		3	10	12
	8,676	4,972	62,558	61,174
Non-controlling interest	(886)	188	(3,498)	(2,964)
As recorded in Consolidated Financial Statements	7,790	5,160	59,060	58,210

34 Other information

Main acquisitions
ASA Trade SpA
In March 2013, Eni finalized the purchase of a 100% interest in Asa Trade SpA, a company marketing gas in Tuscany. The allocation of the purchase cost of euro 29 million to assets and liabilities was made on a definitive basis.
The final allocation of the purchase costs is disclosed below:

(euro million)	ASA Trade SpA

Carrying value	Fair value

Current assets	27	27
Goodwill		24
Other non-current assets	3	3
Assets acquired	30	54
Current liabilities	25	25
Liabilities acquired	25	25
Eni’s shareholders equity	5	29

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Supplemental cash flow information

(euro million)	2011	2012	2013
Effect of investment of companies included in consolidation and businesses
Current assets		108	51
Non-current assets	122	171	39
Net borrowings		46	(12)
Current and non-current liabilities	(4)	(99)	(36)
Net effect of investments	118	226	42
Non-controlling interests	(3)
Fair value of investments held before the acquisition of control			(8)
Purchase price	115	226	34
less:
Cash and cash equivalents		(48)	(9)
Cash flow on investments	115	178	25
Effect of disposal of consolidated subsidiaries and businesses
Current assets	618	2,112	61
Non-current assets	136	18,740	50
Net borrowings	257	(12,443)	16
Current and non-current liabilities	(662)	(4,123)	(77)
Net effect of disposals	349	4,286	50
Fair value of share capital held after the sale of control		(943)
Gain on disposal	727	2,021	3,359
Non-controlling interest	(5)	(1,840)	(8)
Selling price	1,071	3,524	3,401
less:
Cash and cash equivalents	(65)	(3)
Cash flow on disposals	1,006	3,521	3,401

The divestments made in 2013 were: (i) the sale of a 28.57% interest in the share capital of Eni East Africa SpA to China National Petroleum Corp (CNPC) for a total consideration of euro 3,386 million. Eni East Africa is the operator of the discovery Area 4 in Mozambique. Through its 28.57% equity investment in Eni East Africa, CNPC indirectly acquired a 20% interest in Area 4; (ii) the divestment of the entire stake retained in Finpipe GIE (63.33%) which currently owns the gas transport network which has been leased to the Belgian company Fluxys. The cash consideration amounted to euro 15 million.

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35 Guarantees, commitments and risks

Guarantees

December 31, 2012	December 31, 2013

(euro million)	Unsecured guarantees	Other guarantees	Total	Unsecured guarantees	Other guarantees	Total
Consolidated subsidiaries		11,350	11,350		11,961	11,961
Unconsolidated subsidiaries		161	161		160	160
Joint ventures and associates	6,208	892	7,100	6,274	223	6,497
Others	2	289	291	2	174	176
	6,210	12,692	18,902	6,276	12,518	18,794

Other guarantees issued on behalf of consolidated subsidiaries of euro 11,961 million (euro 11,350 million at December 31, 2012) primarily consisted of: (i) guarantees given to third parties relating to bid bonds and performance bonds for euro 7,858 million (euro 7,511 million at December 31, 2012), of which euro 4,920 million related to the Engineering & Construction segment (euro 5,491 million at December 31, 2012); (ii) VAT recoverable from tax Authorities for euro 1,408 million (euro 1,370 million at December 31, 2012); and (iii) insurance risk for euro 293 million reinsured by Eni (euro 298 million at December 31, 2012). At December 31, 2013, the underlying commitment covered by such guarantees was euro 11,781 million (euro 11,266 million at December 31, 2012).
Other guarantees issued on behalf of unconsolidated subsidiaries of euro 160 million (euro 161 million at December 31, 2012) consisted of letters of patronage and other guarantees issued to commissioning entities relating to bid bonds and performance bonds for euro 147 million (euro 154 million at December 31, 2012). At December 31, 2013, the underlying commitment covered by such guarantees was euro 29 million (euro 34 million at December 31, 2012).
Unsecured guarantees and other guarantees issued on behalf of joint ventures and associates of euro 6,497 million (euro 7,100 million at December 31, 2012) primarily consisted of: (i) an unsecured guarantee of euro 6,122 million (same amount as of December 31, 2012) given by Eni SpA to Treno Alta Velocità - TAV SpA (now RFI - Rete Ferroviaria Italiana SpA) for the proper and timely completion of a project relating to the Milan-Bologna fast-track railway by CEPAV Uno (Consorzio Eni per l’Alta Velocità); consortium members, excluding entities controlled by Eni, gave Eni liability of surety letters and bank guarantees amounting to 10% of their respective portion of the work; (ii) unsecured guarantees and other guarantees given to banks in relation to loans and lines of credit received for euro 253 million (euro 828 million at December 31, 2012); the contract released by Eni SpA on behalf of Blue Stream Pipeline Co BV (Eni 50%) to a consortium of international financial institutions (euro 657 million at December 31, 2012) extinguished in 2013; and (iii) unsecured guarantees and other guarantees given to commissioning entities relating to bid bonds and performance bonds for euro 62 million (euro 91 million at December 31, 2012). At December 31, 2013, the underlying commitment covered by such guarantees was euro 382 million (euro 456 million at December 31, 2012).
Unsecured and other guarantees given on behalf of third parties of euro 176 million (euro 291 million at December 31, 2012) primarily consisted of: (i) guarantees issued on behalf of Gulf LNG Energy and Gulf LNG Pipeline and on behalf of Angola LNG Supply Service Llc (Eni 13.6%) as security against payment commitments of fees in connection with the re-gasification activity (euro 147 million). The expected commitment has been valued at euro 147 million (euro 159 million at December 31, 2012); and (ii) guarantees issued by Eni SpA to banks and other financial institutions in relation to loans and lines of credit for euro 10 million on behalf of minor investments or companies sold (same amount as of December 31, 2012). At December 31, 2013 the underlying commitment covered by such guarantees was euro 162 million (euro 278 million at December 31, 2012).

Commitments and risks

(euro million)	December 31, 2012	December 31, 2013
Commitments	16,247	14,200
Risks	431	377
	16,678	14,577

Other commitments of euro 14,200 million (euro 16,247 million at December 31, 2012) related to: (i) parent company guarantees that were issued in connection with certain contractual commitments for hydrocarbon exploration and production activities and quantified, on the basis of the capital expenditures to be incurred, to euro 9,804 million (euro 11,260 million at December 31, 2012); (ii) a commitment entered into by Eni USA Gas Marketing Llc on behalf of Angola LNG Supply Service Llc for the acquisition of re-gasified gas at the Pascagoula plant (USA). The expected commitment has been estimated at euro 2,228 million (euro 2,613 million at December 31, 2012) and it has included in the off-balance sheet contractual commitments in the following paragraph “Liquidity risk”; (iii) a commitment entered into by Eni USA Gas Marketing Llc on behalf of Gulf LNG Energy for the acquisition of re-gasification capacity at the Pascagoula terminal (6 bcm/y) over a twenty-year period (until 2031). The expected commitment has been estimated at euro 1,059 million (euro 1,167 million at December 31, 2012) and it has been included in the off-balance sheet contractual commitments in the following paragraph “Liquidity risk”; (iv) a commitment entered into by Eni USA Gas Marketing Llc on behalf of Cameron LNG Llc, a company belonging to Sempra Group, for the acquisition of re-gasification capacity at the Cameron plant (USA) (6 bcm/y) over a twenty-year period (until 2029). The expected commitment has been estimated at euro 852 million (euro 946 million at December 31, 2012) and it has been included in the off-balance sheet contractual commitments in the following paragraph “Liquidity risk”. In February 2014, Sempra obtained the authorization the competent US Authorities to export LNG, while the authorization to convert the terminal

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into a LNG plant is still pending. In this case Eni would be enabled to exercise an early termination of the contract, significantly reducing future purchase commitments provided for by the original contract; (v) a memorandum of intent signed with the Basilicata Region, whereby Eni has agreed to invest euro 138 million in the future, also on account of Shell Italia E&P SpA, in connection with Eni’s development plan of oil fields in Val d’Agri (euro 139 million at December 31, 2012). The commitment has been included in the off-balance sheet contractual commitments in the following paragraph “Liquidity risk”; and (vi) a commitment entered into by Eni USA Gas Marketing Llc for the contract of gas transportation from the Cameron plant (USA) to the American network over a twenty-year period (until 2029). The expected commitment has been estimated at euro 90 million (euro 100 million at December 31, 2012) and it has been included in the off-balance sheet contractual commitments in the following paragraph “Liquidity risk”.
Risks of euro 377 million (euro 431 million at December 31, 2012) primarily concerned potential risks associated with: (i) the value of assets of third parties under the custody of Eni for euro 90 million (euro 123 million at December 31, 2012); and (ii) contractual assurances given to acquirers of certain investments and businesses of Eni for euro 287 million (euro 308 million at December 31, 2012).

Non-quantifiable commitments
A parent company guarantee was issued on behalf of CARDÓN IV (Eni’s interest 50%), a joint venture operating in the Perla oilfield located in Venezuela, for the supplying to PDVSA GAS of gas quantities until 2036 (end of the concession agreement). At December 31, 2012, the commitment amounted to a maximum of $800 million corresponding for Eni to the maximum amount of the penalty clause provided for in case of an unilateral and anticipated resolution of the supply contract. Eni replaced such guarantee in March 2013, as a consequence of ongoing contract renegotiations. In particular, the penalty clause for unilateral anticipated resolution and, consequently, the maximum value of the guarantee will be determined by applying the local legislation in case of non-fulfillment. The valorization of the gas to be provided for by Eni amounted to a total of $11 billion. As well as not corresponding to an effective evaluation of the guarantee issued, such amount represents the maximum exposure risk for Eni. A similar guarantee was issued to Eni by PDVSA relating to the fulfillment of the commitments relating to the gas quantities to be collected by PDVSA GAS.
Following the integration signed on April 19, 2011, Eni confirmed to RFI - Rete Ferroviaria Italiana SpA its commitment, previously assumed under the convention signed with Treno Alta Velocità - TAV SpA (now RFI - Rete Ferroviaria Italiana SpA) on October 15, 1991, to guarantee a correct and timely execution of the section Milano-Brescia of the high-speed railway from Milan to Verona. Such integration provides for CEPAV (Consorzio Eni per l’Alta Velocità) Due to act as General Contractor. In order to pledge the guarantee given, the regulation of CEPAV Due binds the associates to give proper sureties and guarantees on behalf of Eni.
Eni is liable for certain non-quantifiable risks related to contractual assurances given to acquirers of certain of Eni’s assets, including businesses and investments, against certain contingent liabilities deriving from tax, social security contributions, environmental issues and other matters applicable to periods during which such assets were operated by Eni. Eni believes such matters will not have a material adverse effect on Eni’s results of operations and liquidity.

Risk factors

Financial risks
Financial risks are those connected with market, credit and liquidity.
Management of financial risks is based on guidelines issued centrally aiming at adapting and coordinating Eni policies on financial risks matters (“Guidelines on financial risks management and control”). The basis of this policy is the pooled and integrated management of commodity risks and the development of asset backed trading activities for optimizing Eni’s exposure to such risks.

Market risk
Market risk is the possibility that changes in currency exchange rates, interest rates or commodity prices will adversely affect the value of the Group’s financial assets, liabilities or expected future cash flows. The Company actively manages market risk in accordance with a set of policies and guidelines that provide a centralized model of handling finance, treasury and risk management operations based on the Company’s departments of operational finance: the parent company’s (Eni SpA) finance department, Eni Finance International, Eni Finance USA and Banque Eni, which is subject to certain bank regulatory restrictions preventing the Group’s exposure to concentrations of credit risk, and Eni Trading & Shipping, that is in charge to execute certain activities relating to commodity derivatives. In particular Eni SpA and Eni Finance International manage subsidiaries’ financing requirements in and outside Italy, respectively, covering funding requirements and using available surpluses. All transactions concerning currencies and derivative contracts on interest rates and currencies are managed by the parent company, including the negotiation of emission trading certificates. The commodity risk of each business unit (Eni’s Divisions or subsidiaries) is pooled and managed by the Midstream Department, while Eni Trading & Shipping executes the negotiation of commodity derivatives. Eni Trading & Shipping SpA and Eni SpA perform trading activities in financial derivatives on external trading venues, such as European and non-European regulated markets, Multilateral Trading Facility (MTF) or similar and brokerage platforms (i.e. SEF), and over the counter on a bilateral basis with external counterparties. Other legal entities belonging to Eni that require financial derivatives enter into these operations through Eni Trading & Shipping SpA and Eni SpA on the basis of the relevant asset class expertises. Eni uses derivative financial instruments (derivatives) in order to minimize exposure to market risks related to fluctuations in exchange rates relating to those transactions denominated in a currency other than the functional currency (the Euro) and interest rates, as well as to optimize exposure to commodity prices fluctuations taking into account the currency in which commodities are quoted. Eni monitors every activity in derivatives classified as risk-reducing (in particular, Back to Back activities, Flow Hedging activities, Asset Backed Hedging activities and Portfolio Management activities) directly or indirectly related to covered industrial assets, so as to effectively optimize the risk profile to which Eni is exposed or could be exposed. If the result of the monitoring shows that derivatives should not be considered as risk-reducing, these derivatives are reclassified in proprietary trading. As the proprietary trading is considered separately from the other

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activities, its exposure is subject to specific controls, both in terms of VaR and Stop Loss, and in terms of nominal gross value. For Eni, the gross nominal value of proprietary trading activities is compared with the limits set by the relevant international standards.
The framework defined by Eni’s policies and guidelines prescribes that measurement and control of market risk be performed on the basis of maximum tolerable levels of risk exposure defined in terms of limits of stop loss, which expresses the maximum tolerable amount of losses associated with a certain portfolio of assets over a pre-defined time horizon, or in accordance with value at risk techniques. These techniques make a statistical assessment of the market risk on the Group’s activity, i.e. potential gain or loss in fair values, due to changes in market conditions taking account of the correlation existing among changes in fair value of existing instruments. Eni’s finance department defines the maximum tolerable levels of risk exposure to changes in interest rates and foreign currency exchange rates in terms of value at risk, pooling Group companies’ risk positions.
Eni’s calculation and measurement techniques for interest rate and foreign currency exchange rate risks are in accordance with banking standards, as established by the Basel Committee for bank activities surveillance. Tolerable levels of risk are based on a conservative approach, considering the industrial nature of the company. Eni’s guidelines prescribe that Eni Group companies minimize such kinds of market risks by transferring risk exposure to the parent company finance department.
Eni’s guidelines define rules to manage the commodity risk aiming at optimizing core activities and pursuing preset targets of stabilizing industrial and commercial margins. The maximum tolerable level of risk exposure is defined in terms of value at risk and stop loss in connection with exposure deriving from commercial activities and from Asset Backed Trading activities as well as exposure deriving from proprietary trading executed by the subsidiary Eni Trading & Shipping. Internal mandates to manage the commodity risk provide for a mechanism of allocation of the Group maximum tolerable risk level to each business unit. In this framework, Eni Trading & Shipping, in addition to managing risk exposure associated with its own commercial activity and proprietary trading, pools the Midstream Department requests for negotiating commodity derivatives and execute them on the marketplace.
Following the cash inflow from the disposal of the Snam group, Eni decided to retain a cash reserve according to the provisions of the financial plan on the safeguard of assets, cash availability and optimization of return from strategic cash. The management of strategic cash represents for Eni a new type of market risk, i.e. the price risk of strategic cash. This type of risk is part of the management of strategic cash pursued through transactions on own risk in view of optimizing financial returns, while respecting authorized risk levels, safeguarding the Company’s assets and retaining quick access to liquidity.
The four different market risks, whose management and control have been summarized above, are described below.

Exchange rate risk
Exchange rate risk derives from the fact that Eni’s operations are conducted in currencies other than the euro (mainly the US dollar). Revenues and expenses denominated in foreign currencies may be significantly affected by exchange rates fluctuations due to conversion differences on single transactions arising from the time lag existing between execution and definition of relevant contractual terms (economic risk) and conversion of foreign currency-denominated trade and financing payables and receivables (transactional risk). Exchange rate fluctuations affect the Group’s reported results and net equity as financial statements of subsidiaries denominated in currencies other than the euro are translated from their functional currency into euro. Generally, an appreciation of the US dollar versus the euro has a positive impact on Eni’s results of operations, and vice versa. Eni’s foreign exchange risk management policy is to minimize transactional exposures arising from foreign currency movements and to optimize exposures arising from commodity risk. Eni does not undertake any hedging activity for risks deriving from the translation of foreign currency denominated profits or assets and liabilities of subsidiaries which prepare financial statements in a currency other than the euro, except for single transactions to be evaluated on a case-by-case basis. Effective management of exchange rate risk is performed within Eni’s central finance department which pools Group companies’ positions, hedging the Group net exposure through the use of certain derivatives, such as currency swaps, forwards and options. Such derivatives are evaluated at fair value on the basis of market prices provided by specialized info-providers. Changes in fair value of those derivatives are normally recognized through profit and loss as they do not meet the formal criteria to be recognized as hedges in accordance with IAS 39. The VaR techniques are based on variance/covariance simulation models and are used to monitor the risk exposure arising from possible future changes in market values over a 24-hour period within a 99% confidence level and a 20-day holding period.

Interest rate risk
Changes in interest rates affect the market value of financial assets and liabilities of the company and the level of finance charges. Eni’s interest rate risk management policy is to minimize risk with the aim to achieve financial structure objectives defined and approved in the management’s finance plans. Borrowing requirements of Group companies are pooled by the Group’s central finance department in order to manage net positions and the funding of portfolio developments consistently with management’s plans while maintaining a level of risk exposure within prescribed limits. Eni enters into interest rate derivative transactions, in particular interest rate swaps, to effectively manage the balance between fixed and floating rate debt. Such derivatives are evaluated at fair value on the basis of market prices provided from specialized sources. Changes in fair value of those derivatives are normally recognized through the profit and loss account as they do not meet the formal criteria to be accounted for under the hedge accounting method in accordance with IAS 39. Value at risk deriving from interest rate exposure is measured daily on the basis of a variance/covariance model, with a 99% confidence level and a 20-day holding period.

Commodity risk
Eni’s results of operations are affected by changes in the prices of commodities. A decrease in oil and gas prices generally has a negative impact on Eni’s results of operations and vice versa, and may jeopardize the achievement of the financial targets preset in the Company’s plans and budget.
The commodity price risk arises in connection with the following exposures:
a) Strategic exposure: exposures directly identified by the Board of Directors as a result of strategic investment decisions or outside the planning horizon

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of risk. These exposures include those associated with the program for the production of proved and unproved oil and gas reserves, long-term gas supply contracts for the portion not balanced by ongoing or highly probable sale contracts, refining margins identified by the Board of Directors as of strategic nature (the remaining volumes can be allocated to the active management of the margin or to asset-backed hedging activities) and minimum compulsory stocks.
b) Commercial exposure: includes the exposures related to the components underlying the contractual arrangements of industrial and commercial activities and, if related to take-or-pay commitments, to the components related to the time horizon of the four-year plan and budget and the relevant activities of risk management. Commercial exposures are characterized by a systematic risk management activity conducted on the basis of risk/return assumptions by implementing one or more strategies and subjected to specific risk limits (VaR, Stop Loss). In particular, the commercial exposures include exposures subjected to asset-backed hedging activities, arising from the flexibility/optionality of assets.
c) Proprietary trading exposure: includes operations independently conducted for profit purposes in the short-term, and normally not finalized to the delivery, both within the commodity and financial markets, with the aim to obtain a profit upon the occurrence of a favorable result in the market, in accordance with specific limits of authorized risk (VaR, Stop Loss). In the proprietary trading exposures are included the origination activities, if not connected to contractual or physical assets.
Strategic risk is not subject to systematic activity of management/coverage that is eventually carried out only in case of specific market or business conditions. Because of the extraordinary nature, hedging activities related to strategic risks are delegated to the top management. Strategic risk is subject to measuring and monitoring but is not subject to specific risk limits. If previously authorized by the Board of Directors, exposures related to strategic risk can be used in combination with other commercial exposures in order to exploit opportunities for natural compensation between the risks (natural hedge) and consequently reduce the use of derivatives (by activating logics of internal market).
Eni manages exposure to commodity price risk arising in normal trading and commercial activities in view of achieving stable economic results.
The commodity risk and the exposure to commodity prices fluctuations embedded in commodities quoted in currencies other than the euro at each business unit (Eni’s Divisions or subsidiaries) is pooled and managed by the Portfolio Management unit of the Midstream department for commodities, and by Eni’s finance department for exchange rate requirements. The Midstream department manages business units’ risk exposures to commodities, pooling and optimizing Group companies’ exposures and hedging net exposures on the trading venues through the Trading unit of Eni Trading & Shipping. In order to manage commodity price risk, Eni uses derivatives traded on the organized markets of ICE and NYMEX (futures) and derivatives traded over the counter (swaps, forward, contracts for differences and options) with the underlying commodities being crude oil, refined products or electricity. Such derivatives are evaluated at fair value on the basis of market prices provided from specialized sources or, absent market prices, on the basis of estimates provided by brokers or suitable evaluation techniques. Value at risk deriving from commodity exposure is measured daily on the basis of a historical simulation technique, with a 95% confidence level and a one-day holding period.

Price risk of the strategic liquidity
Market risk deriving from liquidity management is identified as the possibility that changes in prices of financial instruments (bonds, money market instruments and mutual funds) would impact the value of these instruments when evaluated at fair value. In order to manage the investment activity of the strategic liquidity, Eni defined a specific investment policy with aims and constraints in terms of financial activities and operational boundaries, as well as governance guidelines regulating management and control systems. The setting up and maintenance of a reserve of liquidity is mainly aimed to: (i) guarantee of financial flexibility. Liquidity should allow Eni Group to fund any extraordinary need (such as difficulty in access to credit, exogenous shock, macroeconomic environment, as well as merger and acquisitions); (ii) maintain/improve the current credit rating by strengthening balance sheet structure, as well as the concurrent availability of a liquidity reserve which will meet the requirements of rating agencies.
Strategic liquidity management is regulated in terms of Value at Risk (measured on the basis of a historical simulation technique, with a one-day holding period and a 99% confidence level), Stop Loss and other operating limits in terms of concentration, duration, ratings, liquidity and instruments to invest on. Financial leverage or short selling are not allowed. Activities in terms of strategic liquidity management started in the second half of the year.
The following table shows amounts in terms of value at risk, recorded in 2013 (compared with 2012) relating to interest rate and exchange rate risks in the first section, and commodity risk in the second section.

(Value at risk - parametric method variance/covariance; holding period: 20 days; confidence level: 99%)

2012	2013

(euro million)	High	Low	Average	At year end	High	Low	Average	At year end
Interest rate (1)	8.69	1.41	3.13	1.88	3.67	1.49	2.07	2.15
Exchange rate (1)	1.31	0.12	0.44	0.19	0.37	0.07	0.14	0.24

(1) Value at risk deriving from interest and exchange rates exposures include the following finance department: Eni Corporate Treasury Department, Eni Finance International, Banque Eni and Eni Finance USA.

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(Value at risk - Historic simulation weighted method; holding period: 1 day; confidence level: 95%)

2012	2013

(euro million)	High	Low	Average	At year end	High	Low	Average	At year end
Commercial exposures
- Management Portfolio (1)	84.20	35.65	59.61	40.99	108.13	36.59	59.92	66.44
Trading (2)	5.88	1.11	2.80	1.24	7.50	1.36	4.11	2.93

(1) Refers to the Midstream Department (risk exposure from Refining & Marketing Division and Gas & Power Division), Versalis, Eni Trading & Shipping BV (Amsterdam) and the subsidiaries outside Italy pertaining to the Division.
(2) Cross-commodity proprietary trading, both for commodity contracts and financial derivatives, refers to Eni Trading & Shipping SpA (London-Bruxelles-Singapore) and Eni Trading & Shipping Inc (Houston).

(Value at risk - Historic simulation method; holding period: 1 day; confidence level: 99%)

2012	2013

(euro million)	High	Low	Average	At year end	High	Low	Average	At year end
Strategic liquidity (1)	1.07	0.32	0.89	0.92

(1) The management of the strategic liquidity portfolio started from July 2013.

Credit risk
Credit risk is the potential exposure of the Group to losses in case counterparties fail to perform or pay amounts due. The Group manages differently credit risk depending on whether credit risk arises from exposure to financial counterparties or to customers relating to outstanding receivables. Individual business units and Eni’s corporate financial and accounting units are responsible for managing credit risk arising in the normal course of the business. The Group has established formal credit systems and processes to ensure that before trading with a new counterpart can start, its creditworthiness is assessed. Also credit litigation and receivable collection activities are assessed. Eni’s corporate units define directions and methods for quantifying and controlling customer’s reliability. With regard to risk arising from financial counterparties deriving from current and strategic use of liquidity, Eni has established guidelines prior to entering into cash management and derivative contracts to assess the counterparty’s financial soundness and rating in view of optimizing the risk profile of financial activities while pursuing operational targets. Maximum limits of risk exposure are set in terms of maximum amounts of credit exposures for categories of counterparties as defined by the Company’s Board of Directors taking into account the credit ratings provided by primary credit rating agencies on the marketplace. Credit risk arising from financial counterparties is managed by the Group operating finance department, including Eni’s subsidiary Eni Trading & Shipping which specifically engages in commodity derivatives transactions and by Group companies and Divisions, only in the case of physical transactions with financial counterparties consistently with the Group centralized finance model. Eligible financial counterparties are closely monitored to check exposures against limits assigned to each counterparties on a daily basis.

Liquidity risk
Liquidity risk is the risk that suitable sources of funding for the Group may not be available, or the Group is unable to sell its assets on the marketplace in order to meet short-term finance requirements and to settle obligations. Such a situation would negatively impact Group results as it would result in the Company incurring higher borrowing expenses to meet its obligations or under the worst of conditions the inability of the Company to continue as a going concern. As part of its financial planning process, Eni manages the liquidity risk by targeting such a capital structure as to allow the Company to maintain a level of liquidity adequate to the Group’s needs, optimizing the opportunity cost of maintaining liquidity reserves also achieving an efficient balance in terms of maturity and composition of finance debt. For this purpose, Eni holds a significant amount of liquidity reserve (financial assets plus committed credit lines), which aims to (a) deal with identified risk factors that could significantly affect the cash flow expected in the Financial Plan (i.e. changes in the scenario and/or production volumes, delays in disposals, limitations in profitable acquisitions), (b) ensure a full coverage of short-term debt and the coverage of medium and long-term debts with a maturity of 24 months, even in case of restrictions to the credit access, (c) ensuring the availability of an adequate level of financial flexibility to support the Group's development plans.
The financial asset reserve will be employed with a short-term profile and fast liquidability, favoring investments with very low risk profile.
At present, the Group believes to have access to sufficient funding to meet the current foreseeable borrowing requirements as a consequence of the availability of financial assets and lines of credit and the access to a wide range of funding at competitive costs through the credit system and capital markets.
Eni has in place a program for the issuance of Euro Medium Term Notes up to euro 15 billion, of which about euro 13.7 billion were drawn as of December 31, 2013.
The Group has credit ratings of A and A-1 respectively for long and short-term debt assigned by Standard & Poor’s and A3 and P-2 assigned by Moody’s; the outlook is negative in both ratings. Eni’s credit rating is linked in addition to the Company’s industrial fundamentals and trends in the trading environment to the sovereign credit rating of Italy. On the basis of the methodologies used by Standard & Poor’s and Moody’s, a potential downgrade of Italy’s credit rating may trigger a potential knock-on effect on the credit rating of Italian issuers such as Eni and make it more likely that the credit rating of the notes or other debt instruments issued by the Company could be downgraded. Eni, through the constant monitoring of the international economic environment and continuing dialogue with financial investors and rating agencies, believes to be ready to perceive emerging critical issues screened by the financial community and to be able to react quickly to any changes in the financial and the global macroeconomic environment and

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implement the necessary actions to mitigate such risks, coherently with Company strategies.
In the course of 2013, Eni issued bonds for a total amount of euro 4.3 billion, of which euro 3.1 billion related to the Euro Medium Term Notes Program and euro 1.2 billion related to bonds exchangeable into Snam ordinary shares.
At December 31, 2013, Eni maintained short-term committed and uncommitted unused borrowing facilities of euro 14.3 billion, of which euro 2.1 billion were committed, and long-term committed borrowing facilities of euro 4.7 billion which were completely undrawn at the balance sheet date. These facilities bore interest rates and fees for unused facilities that reflected prevailing market conditions.
The tables below summarize the Group main contractual obligations (undiscounted) for finance debt repayments, including expected payments for interest charges, and trade and other payables maturities outstanding at period end.

Finance debt repayments including expected payments for interest charges and derivatives
The tables below summarize the Group main contractual obligations for finance debt repayments, including expected payments for interest charges and derivatives.

(euro million)	Maturity year

2013	2014	2015	2016	2017	2018 and thereafter	Total
December 31, 2012
Non-current liabilities	2,555	2,090	3,941	2,180	2,956	8,275	21,997
Current financial liabilities	2,223						2,223
Fair value of derivative instruments	925	132	89	2	11	50	1,209
	5,703	2,222	4,030	2,182	2,967	8,325	25,429
Interest on finance debt	840	725	622	550	465	1,491	4,693
Guarantees to banks	212						212

(euro million)	Maturity year

2014	2015	2016	2017	2018	2019 and thereafter	Total
December 31, 2013
Non-current liabilities	1,757	3,713	3,224	2,951	1,406	9,841	22,892
Current financial liabilities	2,742						2,742
Fair value of derivative instruments	996	243	1	5		34	1,279
	5,495	3,956	3,225	2,956	1,406	9,875	26,913
Interest on finance debt	821	712	651	558	430	1,698	4,870
Guarantees to banks	254						254

Trade and other payables
The tables below summarize the Group trade and other payables by maturity.

(euro million)	Maturity year

2013	2014-2017	2018 and thereafter	Total
December 31, 2012
Trade payables	14,993			14,993
Other payables and advances	8,588	19	38	8,645
	23,581	19	38	23,638

(euro million)	Maturity year

2014	2015-2018	2019 and thereafter	Total
December 31, 2013
Trade payables	15,529			15,529
Other payables and advances	8,069	18	57	8,144
	23,598	18	57	23,673

Expected payments by period under contractual obligations and commercial commitments
The Group has in place a number of contractual obligations arising in the normal course of the business. To meet these commitments, the Group will have to make payments to third parties. The Company’s main obligations pertain to take-or-pay clauses contained in the Company’s gas supply contracts or shipping arrangements, whereby the Company obligations consist of off-taking minimum quantities of product or service or, in case

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of failure, paying the corresponding cash amount that entitles the Company the right to off-take the product or the service in future years. Future obligations in connection with these contracts were calculated by applying the forecasted prices of energy or services included in the four-year business plan approved by the Company’s Board of Directors. The table below summarizes the Group principal contractual obligations as of the balance sheet date, shown on an undiscounted basis.

(euro million)	Maturity year

2014	2015	2016	2017	2018	2019 and thereafter	Total
Operating lease obligations (a)	706	423	335	263	191	349	2,267
Decommissioning liabilities (b)	214	162	206	304	331	13,125	14,342
Environmental liabilities (c)	279	329	246	126	114	622	1,716
Purchase obligations (d)	21,304	20,307	17,947	16,437	15,508	150,867	242,370
- Gas
- take-or-pay contracts	18,228	18,724	16,427	14,967	14,277	143,912	226,535
- ship-or-pay contracts	1,903	1,322	1,272	1,232	998	5,037	11,764
- other take-or-pay or ship-or-pay obligations	130	125	118	109	104	480	1,066
- other purchase obligations (e)	1,043	136	130	129	129	1,438	3,005
Other obligations	3	3	3	3	3	123	138
- Memorandum of intent relating Val d’Agri	3	3	3	3	3	123	138
	22,506	21,224	18,737	17,133	16,147	165,086	260,833

(a) Operating leases primarily regarded assets for drilling activities, time charter and long-term rentals of vessels, lands, service stations and office buildings. Such leases did not include renewal options. There are no significant restrictions provided by these operating leases which limit the ability of the Company to pay dividend, use assets or to take on new borrowings.
(b) Represents the estimated future costs for the decommissioning of oil and natural gas production facilities at the end of the producing lives of fields, well-plugging, abandonment and site restoration.
(c) Environmental liabilities do not include the environmental charge of 2010 amounting to euro 1,109 million for the proposal to the Italian Ministry for the Environment to enter into a global transaction related to nine sites of national interest because the dates of payment are not reasonably estimable.
(d) Represents any agreement to purchase goods or services that is enforceable and legally binding and that specifies all significant terms.
(e) Mainly refers to arrangements to purchase capacity entitlements at certain re-gasification facilities in the US (euro 1,911 million).

Capital expenditure commitments
In the next four years Eni plans to make capital expenditures of euro 53.8 billion. The table below summarizes Eni’s capital expenditure commitments for property, plant and equipment and capital projects. Capital expenditures are considered to be committed when the project has received the appropriate level of internal management approval. At this stage, procurement contracts to execute those projects have already been awarded or are being awarded to third parties.
The amounts shown in the table below include committed expenditures to execute certain environmental projects.

Maturity year

(euro million)	2014	2015	2016	2017	2018 and thereafter	Total
Committed on major projects	5,697	5,246	4,908	3,224	17,709	36,784
Other committed projects	7,555	4,902	2,865	1,705	865	17,892
	13,252	10,148	7,773	4,929	18,574	54,676

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Other information about financial instruments
The carrying amount of financial instruments and relevant economic effect as of and for the years ended December 31, 2012 and 2013 consisted of the following:

2012	2013

Finance income (expense) recognized in:	Finance income (expense) recognized in:

(euro million)	Carrying amount	Profit and loss account	Equity	Carrying amount	Profit and loss account	Equity
Held-for-trading financial instruments
Securities (a)				5,004	4
Non-hedging derivatives (b)	183	(395)		(22)	(180)
Trading derivatives (b)	3	(13)		(61)	(8)
Held-to-maturity financial instruments
Securities (a)	69	1		80	1
Available-for-sale financial instruments
Securities (a)	235	8	16	235	7	(1)
Investments valued at fair value
Other non-current investments (c)	4,782	4,717	141	2,770	456	(64)
Other non-current investments - Held-for-sale investments (c)				2,131	1,702
Receivables and payables and other assets/liabilities valued at amortized cost
Trade receivables and other (d)	28,039	(54)		28,799	(277)
Financing receivables (a)	2,981	70		2,141	11
Trade payables and other (e)	23,638	104		23,673	28
Financing payables (a)	24,463	(831)		25,879	(845)
Net assets (liabilities) for hedging derivatives (f)	(17)	(290)		(202)	(501)

(a) Income or expense were recognized in the profit and loss account within Finance income (expense).
(b) In the profit and loss account, economic effects were recognized as loss within "Other operating income (loss)” for euro 96 million (loss for euro 157 million in 2012) and as expense within Finance income (expense) for euro 92 million (expense for euro 251 million in 2012).
(c) Income was recognized in the profit and loss account within "Income (expense) from investments" for euro 2,158 million (income for euro 1,247 million in 2012) and within "Net profit (loss) for the period - Discontinued operations" for euro 3,470 million.
(d) In the profit and loss account, economic effects were essentially recognized as expense within "Purchase, services and other" for euro 311 million (expense for euro 25 million in 2012) (impairments net of reversal) and as income for euro 34 million within "Finance income (expense)" (expense for euro 29 million in 2012) (exchange rate differences at year-end and amortized cost).
(e) In the profit and loss account, exchange differences arising from accounts denominated in foreign currency and translated into euro at year-end were primarily recognized within "Finance income (expense)".
(f) In the profit and loss account, income or expense were recognized within "Net sales from operations" and "Purchase, services and other" as expense for euro 526 million (expense for euro 289 million at December 31, 2012) and as income within "Finance income (expense)" for euro 25 million (expense for euro 1 million in 2012) (time value component).

Disclosures about the offsetting of financial instruments
The table below summarizes the disclosures about the offsetting of financial instruments.

(euro million)	Gross amount of financial assets and liabilities	Gross amount of financial assets and liabilities subject to offsetting	Net amount of financial assets and liabilities
December 31, 2012
Financial assets	29,853	1,106	28,747
Trade and other receivables
Financial liabilities	24,687	1,106	23,581
Trade and other liabilities
December 31, 2013
Financial assets
Trade and other receivables	30,468	1,395	29,073
Other current assets	1,620	295	1,325
Other non-current assets	3,718	35	3,683
Financial liabilities
Trade and other liabilities	24,993	1,395	23,598
Other current liabilities	1,752	304	1,448
Other non-current liabilities	1,730	26	1,704

The offsetting of financial assets and liabilities of euro 1,725 million (euro 1,106 million at December 31, 2012) related for euro 1,084 million (euro 1,047 million at December 31, 2012) the offsetting of receivables and debts pertaining to the Exploration & Production segment towards state entities.

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Disclosures on fair value of financial instruments
Following the classification of financial assets and liabilities, measured at fair value in the balance sheet, is provided according to the fair value hierarchy defined on the basis of the relevance of the inputs used in the measurement process. In particular, on the basis of the features of the inputs used in making the measurements, the fair value hierarchy shall have the following levels:
a) Level 1: quoted prices (unadjusted) in active markets for identical financial assets or liabilities;
b) Level 2: measurements based on the basis of inputs, other than quoted prices above, which, for assets and liabilities that have to be measured, can be observable directly (e.g. prices) or indirectly (e.g. deriving from prices);
c) Level 3: inputs not based on observable market data.
Financial instruments measured at fair value in the balance sheet as of at December 31, 2013, were classified as follows: (i) Level 1 “Quoted financial assets held for trading”, “Financial assets available for sale”, “Inventories - Certificates and emission rights”, “Derivatives - Futures” and “Other investments” valued at fair value; and (ii) Level 2, derivative instruments different from “Non-quoted financial assets held for trading”, “Derivative financial instruments other than futures” included in “Other current assets”, “Other non-current assets”, “Other current liabilities” and “Other non-current liabilities”. During 2013, there were no transfers between the different hierarchy levels of fair value.
The table below summarizes the amount of financial instruments valued at fair value:

(euro million)	Note	December 31, 2012	December 31, 2013

Level 1	Level 2	Level 1	Level 2
Current assets
Quoted financial assets held for trading	(8)			4,461
Non-quoted financial assets held for trading	(8)				543
Financial assets available for sale	(9)	235		235
Inventories - Certificates and emission rights	(11)	19		22
Derivatives - Futures	(14)	26		64
Cash flow hedge derivatives	(14)		31		14
Non-hedging and trading derivatives	(14)		890		654
Non-current assets
Other investments valued at fair value	(18)	4,782		2,770
Other investments held for sale valued at fair value	(32)				2,131
Derivatives - Futures	(21)	5
Cash flow hedge derivatives	(21)		2		6
Non-hedging derivatives	(21)		424		256
Current liabilities
Derivatives - Futures	(26)	12		12
Cash flow hedge derivatives	(26)		32		213
Non-hedging and trading derivatives	(26)		881		771
Non-current liabilities
Non-hedging derivatives - Futures	(31)	1
Cash flow hedge derivatives	(31)		13		1
Non-hedging derivatives	(31)		270		282

Legal proceedings
Eni is a Party to a number of civil actions and administrative arbitral and other judicial proceedings arising in the ordinary course of business.
Based on information available to date, and taking into account the existing risk provisions, Eni believes that the foregoing will not have an adverse effect on Eni’s Consolidated Financial Statements. The following is a description of the most significant proceedings currently pending. Unless otherwise indicated below, no provisions have been made for these legal proceedings as Eni believes that negative outcomes are not probable or because the amount of the provision cannot be estimated reliably.

1. Environment

1.1 Criminal proceedings in the matters of environment, health and safety

(i)	Fatal accident Truck Center Molfetta - Prosecuting body: Public Prosecutor of Trani. On May 11, 2010, Eni SpA, eight employees of the Company and a former employee were notified of closing of the investigation into alleged manslaughter, grievous bodily harm and illegal disposal of waste materials in relation to a fatal accident occurred in March 2008 that caused the death of four workers deputed to the cleaning of a tank car owned by a company part of the Italian Railways Group. The tank was used for the transportation of liquid sulphur produced by Eni in the Refinery of Taranto. The Public Prosecutor has removed three defendants and transmitted evidence to the Judge for the Preliminary Investigations requesting to dismiss the proceeding. The Judge for the Preliminary Investigations accepted the above mentioned request. In the hearing of April 19, 2011, the Judge admitted as plaintiffs against the above mentioned individuals all the parts, excluding the relatives of one of the victims, whose position has been declared inadmissible lacking of cause of action. The Judge declared inadmissible all the requests brought by other parties to act as plaintiffs against Eni. On December 5, 2011, the Judge pronounced an acquittal sentence for the individuals involved and for Eni SpA, as the indictment is groundless. The first hearing of the appeal filed by the Public Prosecutor has not been scheduled yet.

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(ii)	Syndial SpA (company incorporating EniChem Agricoltura SpA - Agricoltura SpA in liquidation - EniChem Augusta Industriale Srl - Fosfotec Srl) - Proceeding about the industrial site of Crotone. A criminal proceeding is pending before the Public Prosecutor of Crotone relating to allegations of environmental disaster, poisoning of substances used in the food chain and omitted clean-up due to the activity at a landfill site which was taken over by Eni’s subsidiary in 1991 following the divestment of an industrial complex by Montedison (now Edison SpA). The landfill site had been filled with industrial waste from Montedison activities till 1989 and then no additional waste was discharged there. Eni’s subsidiary carried out the clean-up of the landfill in 1999 through 2000. The defendants are certain managers at Eni’s subsidiaries which have owned and managed the landfill since 1991. At the conclusion of the analysis conducted by the experts, the documents were returned to the Public Prosecutor of Crotone for further investigations and possible requests of trial.
(iii)	Eni SpA - Gas & Power Division - Industrial site of Praia a Mare. Based on complaints filed by certain offended persons, the Public Prosecutor of Paola started an enquiry about alleged diseases related to tumors which those persons contracted on the workplace. Those persons were employees at an industrial complex owned by a Group subsidiary many years ago. On the basis of the findings of independent appraisal reports, in the course of 2009 the Public Prosecutor resolved that a number of ex-manager of that industrial complex would stand trial. In the preliminary hearing held in November 2010, 189 persons entered the trial as plaintiff; while 107 persons were declared as having been offended by the alleged crime. The plaintiffs have requested that both Eni and Marzotto SpA would bear civil liability. However, compensation for damages suffered by the offended persons has yet to be determined. Upon conclusion of the preliminary hearing, the Public Prosecutor resolved that all defendants would stand trial for culpable manslaughter, culpable injuries, environmental disaster and negligent conduct about safety measures on the workplace. Following a settlement agreement with Eni, Marzotto SpA has entered settlement agreements with all plaintiffs, except for the local administrations. The proceeding is pending.
(iv)	Syndial SpA and Versalis SpA - Porto Torres dock - Prosecuting body: Public Prosecutor of Sassari. In July 2012, the Judge for the Preliminary Hearing, following a request of the Public Prosecutor of Sassari, requested the performance of a probationary evidence relating to the functioning of the hydraulic barrier of Porto Torres site (ran by Syndial SpA) and its capacity to avoid the dispersion of contamination released by the site in the near portion of sea. Syndial SpA and Versalis SpA have been notified that its chief executive officers and other managers are being investigated.
(v)	Syndial SpA - Public Prosecutor of Gela. An investigation before the Public Prosecutor of Gela is pending regarding a number of former Eni employees. In particular the proceeding involves 17 former managers of the companies ANIC SpA, EniChem SpA, EniChem Anic SpA, Anic Agricoltura SpA, Agip Petroli SpA and Praoil Aromatici e Raffinazione Srl who were previously in charge of conducting operations and granting security at Clorosoda plant in Gela. The proceeding regards the crimes of culpable manslaughter and grievous bodily harm related to the death of 12 former employees and alleged diseases which those persons may have contracted at the above mentioned plant. Alleged crimes relate to the period from 1969, when operations on Clorosoda plant have commenced, to 1998, when the clean-up activities have terminated. The Public Prosecutor requested the performance of a medico-legal appraisal on over 100 people employed on the abovementioned plant to verify the relation of causality between the deaths occurred and the eventual pathologies affecting these individuals, and the exposures related to the work performed and missing implementation by the relevant company functions of the measures necessary for ensuring the employee health and security in relation to the risks connected with the mentioned working activities. The proceeding is at a preliminary phase.
(vi)	Seizure of areas located in the Municipalities of Cassano allo Jonio and Cerchiara di Calabria - Prosecuting body: Public Prosecutor of Castrovillari. Certain areas owned by Eni in the Municipalities of Cassano allo Jonio and Cerchiara di Calabria have been seized by the Judicial Authority pending an investigation about an alleged improper handling of industrial waste from the processing of zinc ferrites at the industrial site of Pertusola Sud, which was subsequently shut down, and illegal storing in the seized areas. The circumstances under investigation are the same considered in a criminal action for alleged omitted clean-up which was concluded in 2008 without any negative outcome on part of Eni’s employees. Eni’s subsidiary Syndial SpA has removed any waste materials from the landfills Syndial entered a transaction agreement with the municipality of Cerchiara to settle all damages caused by the unauthorized landfills to the territory of the Municipality. The municipality of Cerchiara renounced to all claims in relation to the circumstances investigated in the criminal proceeding. Eni’s subsidiary has also arranged a similar transaction with the Municipality of Cassano. The criminal proceeding is still pending.
(vii)	Syndial SpA - Proceeding on the asbestos at the Ravenna site. A criminal proceeding is pending before the Tribunal of Ravenna about the crimes of culpable manslaughter, injuries and environmental disaster which would have been allegedly committed by former Syndial employees at the site of Ravenna. The site was taken over by Syndial following a number of corporate mergers and acquisitions. The alleged crimes would date back to 1991. In the proceeding there are 75 offended people. The plaintiffs include relatives of the alleged victims and various local administrations and other institutional bodies, including local trade unions. The advocacy of Syndial claimed the statute of limitation about the crime of environmental disaster which would exclude the alleged crimes of manslaughter and injury. On February 6, 2014 the Judge for the Preliminary Hearing at Ravenna decided that all defendants would stand trial and ascertained the statute of limitation only with reference to the alleged crime of culpable injury. The proceeding is entering the hearing phase.

1.2 Civil and administrative proceedings in the matters of environment, health and safety

(i)	Syndial SpA (former EniChem SpA) - Summon for alleged environmental damage caused by DDT pollution in the Lake Maggiore - Prosecuting body: Ministry for the Environment. In May 2003, the Ministry for the Environment summoned Syndial (former EniChem) to obtain a sentence condemning the Eni subsidiary to compensate an alleged environmental damage caused by the activity of the Pieve Vergonte plant in the years 1990 through 1996. With a temporarily executive sentence dated July 3, 2008, the District Court of Turin sentenced the subsidiary Syndial SpA to compensate environmental damages amounting to euro 1,833.5 million, plus legal interests that accrue from the filing of the decision. Syndial and Eni technical-legal consultants have considered the decision and the amount of the compensation to be without factual and legal basis and have concluded that a negative outcome of this proceeding is unlikely. Particularly, Eni and its subsidiary deem the amount of the environmental damage to be absolutely wholly groundless as the sentence has been considered to lack sufficient elements to support such a material amount of the

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liability charged to Eni and its subsidiary with respect to the volume of pollutants ascertained by the Italian Environmental Minister. Based on these technical-legal advices also supported by external accounting consultants, no provisions have been made against the proceeding. In July 2009, Syndial filed an appeal against the abovementioned sentence, and consequently the proceeding would continue before a second degree court. In the hearing of June 15, 2012, before the Second Degree Court of Turin, the Minister of the Environment, formalized trough the Board of State Lawyers its decision to not execute the sentence until a final verdict on the whole matter is reached.
The second degree court requested Syndial to stand as defendant and then requested a technical appraisal of the matter. This technical appraisal reached a favorable outcome for Syndial; however such outcome has been questioned by the Board of State Lawyers. The hearing for the discussion of the conclusions has not been scheduled yet.
(ii)	Action commenced by the Municipality of Carrara for the remediation and reestablishment of previous environmental conditions at the Avenza site and payment of environmental damage. The Municipality of Carrara commenced an action before the Court of Genova requesting Syndial SpA to remediate and restore previous environmental conditions at the Avenza site and the payment of environmental damage (amounting to euro 139 million), further damages of various types (e.g. damage to the natural beauty of this site) amounting to euro 80 million as well as damages relating to loss of profit and property amounting to approximately euro 16 million. This request is related to an accident that occurred in 1984, as a consequence of which EniChem Agricoltura SpA (later merged into Syndial SpA), at the time owner of the site, carried out safety and remediation works. The Ministry for the Environment joined the action and requested environmental damage payment – from a minimum of euro 53.5 million to a maximum of euro 93.3 million – to be broken down among the various companies that ran the plant in the past. With a sentence of March 2008, the Court of Genova rejected all claims made by the Municipality of Carrara and the Ministry for the Environment. The Second Instance Court too confirmed the decision issued in the first judgment and rejected all the claims made by the plaintiffs. The Ministry for the Environment filed an appeal before a third instance court on the belief that Syndial is to be held responsible for the environmental damage as the Eni subsidiary took over the site from the previous owners assuming all existing liabilities; it was responsible for managing the plant and inadequately remediating the site after the occurrence of an incident in 1984 and for omitted clean-up. Syndial established itself as defendant. The proceeding is pending.
(iii)	Ministry for the Environment - Augusta harbor. The Italian Ministry for the Environment with various administrative acts prescribed companies running plants in the petrochemical site of Priolo to perform safety and environmental remediation works in the Augusta harbor. Companies involved include Eni subsidiaries Versalis, Syndial and Eni Refining & Marketing Division. Pollution has been detected in this area primarily due to a high mercury concentration which is allegedly attributed to the industrial activity of the Priolo petrochemical site. The abovementioned companies opposed said administrative actions, objecting in particular to the way in which remediation works have been designed and modes whereby information on pollutants concentration has been gathered. A number of administrative proceedings were started on this matter, which were reunified before the Regional Administrative Court of Catania. In October 2012, said Court ruled in favor of Eni’s subsidiaries against the Ministry prescriptions about the removal of pollutants and the construction of a physical barrier. The Court ruling was based on a sentence filed by the Court of Justice of the European Community. Specifically, the European Court confirmed the EU principle of the liability associated with the environmental damage, while at the same time reaffirming the necessity to ascertain the relation between cause and effect and identify the entity that is actually liable for polluting. It must be noted that the Public Prosecutor of Siracusa commenced a criminal action against unknown persons in order to verify the effective contamination of the Augusta harbor and the risks relating to the execution of the clean-up project proposed by the Ministry. The technical assessment disposed by the Public Prosecutor generated the following outcomes: a) no public health risk in the Augusta harbor; b) absence of any involvement on part of Eni companies in the contamination; and c) drainages dangerousness. Based on those findings, the Public Prosecutor decided to dismiss the proceeding.
(iv)	Claim for preventive technical inquiry - Court of Gela. In February 2012, Eni’s subsidiaries Raffineria di Gela SpA and Syndial SpA and the parent company Eni SpA (involved in this matter through the operations of the Refining & Marketing Division) were notified a claim issued by 18 parents of children born malformed in the municipality of Gela between 1992 and 2007. The claim for preventive technical inquiry aims at verifying the relation of causality between the malformation pathologies suffered by the children of the plaintiffs and the environmental pollution caused by the Gela site (pollution deriving from the existence and activities at the industrial plants of the Gela Refinery and Syndial SpA), quantifying the alleged damages suffered and eventually identifying the terms and conditions to settle the claim. The examination of the claims filed by the plaintiffs confirmed the lack of evidence in the relation of causality. In any case, the same issue was the subject of previous inquiries in a number of proceedings, all resolved without the ascertainment of any illicit behavior on part of Eni or its subsidiaries. A technical appraisal of the matter is pending. Furthermore, 15 more claims were notified to Eni’s subsidiaries on the same matter. Those proceedings are ongoing.
(v)	Environmental claim relating to the Municipality of Cengio - Plaintiffs: The Ministry for the Environment and the Delegated Commissioner for Environmental Emergency in the territory of the Municipality of Cengio. The Ministry for the Environment and the Delegated Commissioner for Environmental Emergency in the territory of the Municipality of Cengio summoned Eni’s subsidiary Syndial before a Civil Court and sentenced the Eni’s subsidiary to compensate the environmental damage relating to the site of Cengio. The plaintiffs accused Syndial of negligence in performing the clean-up and remediation of the site. On the contrary, Syndial believes to have executed properly and efficiently the clean-up work in accordance with the framework agreement signed with the involved administrations including the Ministry of the Environment in 2000. On February 6, 2013, a Court in Genoa ruled the resumption of the proceeding and established a technical appraisal to verify the existence of the environmental damage. The proceeding is pending.
(vi)	Syndial SpA and Versalis SpA - Porto Torres - Prosecuting body: Public Prosecutor of Sassari. The Public Prosecutor of Sassari (Sardinia) resolved that a number of officers and senior managers of companies engaging in petrochemicals operations at the site of Porto Torres, including the manager responsible for plant operations of the Company’s fully-owned subsidiary Syndial, would stand trial due to allegations of environmental damage and poisoning of water and crops. The Province of Sassari, the Municipality of Porto Torres and other entities have been acting as plaintiffs. The Judge for the Preliminary Hearing admitted as plaintiffs the above mentioned parts, but based on the exceptions issued by Syndial on the lack of connection between the action as plaintiff and the charge, denied that the claimants would act as plaintiff with regard to the serious pathologies related to the existence of poisoning agents in the marine fauna of the industrial port of Porto Torres. The trial before a jurisdictional body of the Italian criminal law which is charged with judging the most serious crimes, was annulled as that jurisdictional body

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did not recognize the gravity elements justifying its judgment due to a different crime allegation in the notice of conclusion of the preliminary investigation with respect to the crime allegation presented in the request of trial filed by the Public Prosecutor. In February 2013, the Prosecutor of Sassari has notified the conclusion of preliminary investigations and requested a new imputation for negligent behavior instead of illicit conduct. In the conclusions of the preliminary hearing, the GUP of Sassari dismissed the accusation as a result of the statute of limitations. The Public Prosecutor filed an appeal before a Third Instance Court.
(vii)	Kashagan. On March 7, 2014, the Atyrau Region Environmental Department ("ARED") launched a series of civil claims against the consortium developing the Kashagan field. These proceedings allege certain emissions associated with gas flaring occurring during commissioning have resulted in infringements of environmental laws and environmental damages. The aggregate value of the civil claims is approximately US$737 million (KZT 134 billion), of which Eni ’s share would be approximately US$124 million (KZT 22.5 billion). The Kashagan project’s consortium disputes these allegations.

2. Court inquiries and of other Regulatory Authorities

(i)	Fos Cavaou. An arbitration proceeding before the International Chamber of Commerce of Paris between the client company Société du Terminal Methanier Fos Cavaou (now FOSMAX LNG) and the contractor STS – a French consortium participated by Saipem SA (50%), Technimont SpA (49%) and Sofregaz SA (1%) – is pending. The memorandum filed by FOSMAX LNG supporting the arbitration proceeding claimed the payment of euro 264 million for damage payment, delay penalties and costs incurred for the termination of the works. Approximately euro 142 million of the total amount requested related to loss of profit, which is an item that cannot be compensated based on the existing contractual provisions with the exception of fraudulent and serious culpable behavior. STS filed counterclaim for a total amount of approximately euro 338 million as damage repayment due to the alleged excessive interference of FOSMAX LNG in the execution of the works and payment of extra works not recognized by the client. Both parties filed their memoranda. Management expects the arbitration experts to issue a final ruling by the end of 2014.
(ii)	Eni SpA - Reorganization procedure of the airlines companies Volare Group, Volare Airlines and Air Europe - Prosecuting body: Delegated Commissioner. In March 2009, Eni and its subsidiary Sofid (now Eni Adfin) were notified of a bankruptcy claw back as part of a reorganization procedure filed by the airlines companies Volare Group, Volare Airlines and Air Europe which commenced under the provisions of Ministry of Production Activities, on November 30, 2004. The request regarded the override of all the payments made by those entities to Eni and Eni Adfin, as Eni agent for the receivables collection, in the year previous to the insolvency declaration from November 30, 2003 to November 29, 2004, for a total estimated amount of euro 46 million plus interest. Eni and Eni Adfin were admitted as defendants. After the conclusion of the investigation, a court ruled against the claims made by the commissioners of the reorganization procedures. The relevant ruling was filed on March 1, 2012. The commissioners filed a counterclaim against the first degree sentence.
(iii)	Reorganization procedure of Alitalia Linee Aeree Italiane SpA under extraordinary administration. On January 23, 2013, the Italian airline company Alitalia undergoing a reorganization procedure summoned before the Court of Rome Eni, Exxon Italia and Kuwait Petroleum Italia SpA to obtain a compensation for alleged damages caused by a presumed anticompetitive behavior on part of the three petroleum companies in the supply of jet fuel in the years 1998 through 2009. The claim was based on a deliberation filed by the Italian Antitrust Authority on June 14, 2006. The antitrust deliberation accused Eni and other five petroleum companies of anticompetitive agreements designed to split the market for jet fuel supplies and blocking the entrance of new players in the years 1998 through 2006. The antitrust findings were substantially endorsed by an administrative court. Alitalia has made a claim against the three petroleum companies jointly and severally presenting two alternative ways to assess the alleged damages. A first assessment of the overall damages amounted to euro 908 million. This was based on the presumption that the anti competitive agreements among the defendants would have prevented Alitalia from autonomously purchasing supplies of jet fuel in the years when the existence of the anti competitive agreements were ascertained by the Italian Antitrust Authority and in subsequent years until Alitalia ceased to operate airline activity. Alitalia asserts the incurrence of higher supply costs of jet fuel of euro 777 million excluding interest accrued and other items which add to the lower profitability caused by a reduced competitive position in the marketplace estimated at euro 131 million. An alternative assessment of the overall damage made by Alitalia stands at euro 395 million of which euro 334 million of higher purchase costs for jet fuel and euro 61 million of lower profitability due to the reduced competitive position on the marketplace. The proceeding of first instance is at a preliminary stage, as a number of pre-trial issues determined a substantial stalemate situation.

3. Antitrust, EU Proceedings, Actions of the Authority for Electricity and Gas and of other Regulatory Authorities

(i)	Inquiries in relation to alleged anticompetitive agreements in the area of elastomers - Prosecuting Body: European Commission. On November 29, 2006, the European Commission ascertaining anticompetitive agreements in the field of BR and ESBR elastomers fined Eni and its subsidiary Versalis SpA (former Polimeri Europa SpA) for an amount of euro 272.25 million. Eni and its subsidiary filed claims against this decision before the European Court of First Instance in February 2007. On July 13, 2011, the First Instance Court filed the decision to reduce the above mentioned fine to the amount of euro 181.5 million. In particular the Court annulled the increase of the fine related to the aggravating circumstance of recidivism. The companies involved in the decision and the European Commission filed a claim before the European Court of Justice. In addition the European Commission communicated to the decision to start an inquiry for the determination of a new sanction. The Company filed an appeal against this decision. On March 1, 2013, the Commission communicated to Eni and Versalis the commencement of a new proceeding for a new evaluation of the existence of the requirement for the application of an increased fine based on the aggravating circumstance of recidivism. In August 2007, with respect to the above mentioned decision of the European Commission, Eni submitted a request for a negative ascertainment with the Court of Milan aimed at proving the non-existence of alleged damages suffered by tire BR/SBR manufacturers. This judgment is pending. Then, subsidiaries of Dow Chemical summoned Eni and Versalis in order to be indemnified and held harmless as part of a proceeding commenced before the Commercial Court of London where tire producers have been claiming compensation for the damages which were allegedly caused by the companies which have been part of the alleged trust on BR elastomers, among which the same Dow Chemical. Eni, Versalis and Dow Chemical have agreed to suspend the judgment also because Eni and Versalis have appealed the

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jurisdiction of the British Court. In December 2012, the First Instance Court of the European Union reduced to euro 106 million the fine imposed to Eni and its subsidiary Polimeri Europa from the original amount of euro 132.16 million sanctioned on December 5, 2007, relating to alleged anti competitive practices in the in CR elastomers sector, with other chemical companies, in violation of Article 81 of EC Treaty and of Article 53 of SEE agreement. In March 2013, Eni and Versalis have appealed against this decision before the EU Court of Justice in order to obtain the complete annulment of the economic sanction. Also the European Commission has appealed against the decision. Pending the decision, Eni accrued a provision with respect to this proceeding.
(ii)	Preliminary investigation of the Italian Authority for Electricity and Gas about the invoicing to retail clients of gas and electricity. With a resolution on October 31, 2013, the Italian AEEG resolved to commence a preliminary investigation to ascertain whether Eni violated certain administrative provisions that regulate the periodical invoicing in the retail selling of gas and electricity. The investigation also includes alleged delays in the invoice of certain documentation which is required in case of change of supplier. Upon the finalization of the investigation, the AEEG may impose an administrative sanction including a possible fine in accordance to Law 481/95 currently not estimable.

4. Court inquiries

(i)	EniPower SpA. In June 2004, the Milan Public Prosecutor commenced inquiries into contracts awarded by Eni’s subsidiary EniPower and on supplies from other companies to EniPower. These inquiries were widely covered by the media. It emerged that illicit payments were made by EniPower suppliers to a manager of EniPower who was immediately dismissed. The Court presented EniPower (commissioning entity) and Snamprogetti (now Saipem SpA) (contractor of engineering and procurement services) with notices of process in accordance with existing laws regulating the administrative responsibility of companies (Legislative Decree No. 231/2001). In accordance with its transparency and integrity guidelines, Eni took the necessary steps in acting as plaintiff in the expected legal action in order to recover any damage that could have been caused to Eni by the illicit behavior of its suppliers and of their and Eni employees. In the meantime, preliminary investigations have found that both EniPower and Snamprogetti are not to be considered defendants in accordance with existing laws regulating the administrative responsibility of companies (Legislative Decree No. 231/2001). In August 2007, Eni was notified that the Public Prosecutor requested the dismissal of EniPower SpA and Snamprogetti SpA, while the proceeding continues against former employees of these companies and employees and managers of the suppliers under the provisions of Legislative Decree No. 231/2001. Eni SpA, EniPower and Snamprogetti presented themselves as plaintiffs in the preliminary hearing. In the preliminary hearing related to the main proceeding on April 27, 2009, the Judge for the Preliminary Hearings requested all the parties that have not requested the plea-bargain to stand in trial, excluding certain defendants as a result of the statute of limitations. During the hearing on March 2, 2010, the Court confirmed the admission as plaintiffs of Eni SpA, EniPower SpA and Saipem SpA against the inquired parts under the provisions of Legislative Decree No. 231/2001. Further employees of the companies involved were identified as defendants to account for their civil responsibility. After the filing of the pleadings occurred in the hearing of July 12, 2011, the proceeding was postponed to September 20, 2011. In that date the Court of Milan concluded that nine persons were guilty for the above mentioned crimes. In addition they were sentenced jointly and severally to the payment of all damages to be assessed through a dedicated proceeding and to the reimbursement of the proceeding expenses incurred by the plaintiffs. The Court also resolved to dismiss all the criminal indictments for 7 employees, representing some companies involved as a result of the statute of limitations while the trial ended with an acquittal of 15 individuals. In relation to the companies involved in the proceeding, the Court found that 7 companies are liable based on the provisions of Legislative Decree No. 231/2001, imposing a fine and the disgorgement of profit. Eni SpA and its subsidiaries, EniPower and Saipem which took over Snamprogetti, acted as plaintiffs in the proceeding also against the mentioned companies. The Court rejected the position as plaintiffs of the Eni Group companies, reversing a prior decision made by the Court. This decision may have been made probably on the basis of a pronouncement made by a Supreme Court which stated the illegitimacy of the constitution as plaintiffs made against any legal entity which is indicted under the provisions of Legislative Decree No. 231/2001. The Court filed the ground of the judgment in December 19, 2011. The condemned parties filed an appeal against the above mentioned decision. The appeal court issued a ruling which substantially confirmed the first-degree judgment except for the fact that it ascertained the statute of limitation with regard to certain defendants.
(ii)	TSKJ Consortium Investigations by US, Italian, and other Authorities. Snamprogetti Netherlands BV has a 25% participation in the TSKJ Consortium companies. The remaining participations are held in equal shares of 25% by KBR, Technip, and JGC. Beginning in 1994 the TSKJ Consortium was involved in the construction of natural gas liquefaction facilities at Bonny Island in Nigeria. Snamprogetti SpA, the holding company of Snamprogetti Netherlands BV, was a wholly owned subsidiary of Eni until February 2006, when an agreement was entered into for the sale of Snamprogetti to Saipem SpA and Snamprogetti was merged into Saipem as of October 1, 2008. Eni holds a 43% participation in Saipem. In connection with the sale of Snamprogetti to Saipem, Eni agreed to indemnify Saipem for a variety of matters, including potential losses and charges resulting from the investigations into the TSKJ matter referred to below, even in relation to Snamprogetti subsidiaries. In recent years the proceeding was settled with the US Authorities and certain Nigerian Authorities, which had been investing into the matter.
The proceedings in the US: following an investigation that lasted several years, in 2010 the Department of Justice and the SEC entered into settlements with each of the TSKJ consortium members. In particular, in July 2010, Snamprogetti Netherlands BV entered into a deferred prosecution agreement with the DoJ, consented to the filing of criminal information, and agreed to pay a fine of $240 million. In addition Snamprogetti Netherlands BV and Eni reached an agreement with the SEC to resolve the investigation and jointly agreed to pay disgorgement to the SEC of $125 million. All amounts due to the US Authorities were paid by Eni in accordance with the indemnity granted by Eni in connection with its sale of Snamprogetti to Saipem. Following the two-year period set out in the deferred prosecution agreement, in September 2012 the DoJ dismissed the criminal information filed against Snamprogetti Netherlands BV, thereby dismissing the criminal proceeding against Snamprogetti Netherlands BV.
The proceedings in Italy: the events under investigation covered the period since 1994 and also concerned the period of time subsequent to the June 8, 2001, enactment of Italian Legislative Decree No. 231 concerning the liability of legal entities. The proceeding set by the Public Prosecutor of Milan investigated Eni SpA and Saipem SpA for liability of legal entities arising from offences involving alleged international corruption charged to former

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managers of Snamprogetti SpA. The Public Prosecutor of Milan requested Eni SpA and Saipem SpA to be debarred from activities involving – directly or indirectly – any agreement with the Nigerian National Petroleum Corporation and its subsidiaries. In particular, the Public Prosecutor claimed the inadequacy and violation of the organizational, management and control model adopted to prevent those offences charged to people subject to direction and supervision. Subsequently, the Public Prosecutor of Milan, with respect to the guarantee payment amounting to euro 24,530,580 even in the interest of Saipem SpA, renounced to contest the decision of rejection of precautionary measures of disqualification for Eni SpA and Saipem SpA. The charged crimes involved alleged corruptive events that have occurred in Nigeria after July 31, 2004. It is also stated the aggravating circumstance that Snamprogetti SpA reported a relevant profit (estimated at approximately $65 million). The Public Prosecutor requested five former employees of Snamprogetti SpA (now Saipem) and Saipem SpA (as legal entity incorporating Snamprogetti) to stand trial. In the course of the proceeding, the Court dismissed the case with respect to the position of the individuals who were acting as plaintiffs for the expiration of the statute of limitations while the proceeding continued for Saipem SpA. Afterwards, the Court condemned Saipem SpA to pay a fine amounting to euro 600,000 and the disgorgement of the guarantee payment of euro 24,530,580, made by Snamprogetti Netherlands BV. Saipem filed an appeal against the sentence issued by the First Instance Court. At the moment, the date of the hearing has not been scheduled.
(iii)	Gas metering. With the proceeding No. 11183/06 the Public Prosecutor at the Court of Milan accused Eni, certain top managers of Eni and of the Group companies of alleged breaches of the Italian Criminal Law, starting from 2003, regarding the use of instruments for measuring gas, in relation to the payments of excise duties and the billing of clients as well as relations with the Supervisory Authorities. The allegation regards, inter alia, the offense contemplated by Legislative Decree of June 8, 2001, No. 231, which establishes the liability of the legal entity for crimes committed by its employee in the interests of such legal entity, or to its advantage. Accordingly, notice of the commencement of investigations was served upon Eni Group companies (Eni, Snam Rete Gas and Italgas) as well as third party companies. During the years, the investigations of the Public Prosecutor led to two distinctive proceedings known as "the Croatian Gas" and "Excise Duties". The first proceeding was dismissed against all defendants by the Judge of the Preliminary Hearing on January 24, 2012. The Supreme Degree Court confirmed the Judge decision against the recourse presented by the public prosecutors, who nonetheless challenged the Judge decision only in relation with a few defendants. Also the proceeding about excise duties resulted in a favorable outcome to all defendants – who were employees and former employees of Eni’s Gas & Power Division – because the Judge ascertained that the investigated facts did not enter into the specifics of the alleged crimes. Again in 2013, the Supreme Degree Court confirmed the Judge decision against the recourse presented by the public prosecutors.
(iv)	Algeria - Corruption investigation. Authorities in Italy and in other Countries are investigating allegations of corrupt payments in connection with the award of certain contracts to Saipem. On February 4, 2011, Eni received from the Public Prosecutor of Milan an information request pursuant to Article 248 of the Italian Code of Criminal Procedure. The request related to allegations of international corruption and pertained to certain activities performed by Saipem Group companies in Algeria (in particular the contract between Saipem and Sonatrach relating to the construction of the GK3 gas pipeline and the contract between Galsi, Saipem and Technip relating to the engineering of the ground section of a gas pipeline). For that reason, the notification was forwarded by Eni to Saipem. The crime of international corruption is among the offenses contemplated by Legislative Decree of June 8, 2001, No. 231, relating to corporate responsibility for crimes committed by employees which provides fines and interdictions to the company and the disgorgement of profit. Saipem promptly began to collect documentation in response to the requests of the Public Prosecutor. The documents were produced on February 16, 2011. Eni also filed documentation relating to the MLE project (in which the Eni’s Exploration & Production Division participates) even if not required, with respect to which investigations in Algeria are ongoing. On November 22, 2012, the Public Prosecutor of Milan served Saipem a notice stating that it had commenced an investigation for alleged liability of the Company for international corruption in accordance to Article 25, second and third paragraph of Legislative Decree No. 231/2001. Furthermore the prosecutor requested the production of certain documents relating to certain activities in Algeria. Subsequently, on November 30, 2012, Saipem was served a notice of seizure, then, on December 18, 2012, a request for documentation and finally, on January 16, 2013, a search warrant was issued, in order to acquire further documentation in particular relating to certain intermediary contracts and sub-contracts entered into by Saipem in connection with its Algerian business. The investigation relates to alleged corruption which, according to the Public Prosecutor, had occurred with regard to certain contracts awarded to Saipem in Algeria up until March 2010. The former CEO of Saipem, who was resigned from the office at the end of 2012, and the former COO of the business unit Engineering & Construction of Saipem, who was fired at the beginning of 2013, as well as other Saipem employees and former employees are under investigation. On February 7, 2013, on mandate from the Public Prosecutor of Milan, the Italian financial police visited Eni’s headquarters in Rome and San Donato Milanese and executed searches and seized documents relating to Saipem’s activity in Algeria. On the same occasion, Eni was served a notice that an investigation had commenced in accordance with Article 25, third and fourth paragraph of Legislative Decree No. 231/2001 with respect to Eni, Eni’s CEO, Eni’s former CFO, and another senior manager. Eni’s former CFO had previously served as Saipem’s CFO including during the period in which alleged corruption took place and before being appointed as CFO of Eni in 2008. He departed from Eni in connection with the bribery investigation. The proceeding was unified with the Iraq - Kazakhstan proceeding, concerning a different line of investigation, as it related to the activities carried out by Eni in Iraq and Kazakhstan. More information is provided in the specific section of this report. Saipem, which is fully cooperating with the judicial Authority since the beginning of the investigation, has also promptly undertaken management and administrative changes. Saipem has commenced an internal investigation in relation to the contracts in question with the support of external advisors; such internal investigation is conducted in agreement with the statutory bodies deputed to the Company’s control and the Italian Public Prosecutor has been informed of this internal investigation. In addition, in the course of 2013, Saipem has completed a review aimed at verifying the correct application of internal procedures and controls relating to anti-corruption and prevention of illicit activities, with the assistance of external consultants. Saipem provided Eni the findings of its internal review; Eni is still evaluating those findings. Moreover, Saipem’s Board resolved to initiate legal action to protect the interests of the Company against certain former employees and suppliers, reserving any further action if additional factors emerge. In August 2013, in relation to the criminal proceeding the press reported that the former Chief Operating Officer of the Business Unit Engineering & Construction of Saipem, who had been fired by the company, was subject to a precautionary detention measure in prison. This measure, as reported by the press, was subsequently canceled in December 2013 by granting house arrest. Finally, as requested by

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the US Department of Justice (DoJ), in the course of 2013, Saipem entered into a tolling agreement with the DoJ to extend the statute of limitations applicable to possible violations of the federal laws of the USA in relation to certain past activities conducted by Saipem and its subsidiaries. The tolling agreement does not constitute an admission on part of Saipem of any wrongdoing or a concession of the jurisdiction of the USA to bring a proceeding. Saipem intends to fully cooperate also as part of any possible investigation made by US Authorities. Furthermore, Eni, albeit denying any involvement in the matter, has commenced an internal investigation with the assistance of external consultants, in addition to the review activities performed by its audit and internal control departments and a dedicated team to the Algerian matters. To date, excepting further investigation if necessary, the following preliminary results have been reached: (i) the review of the documents seized by the Milan prosecutors and the examination of internal records held by Eni’s global procurement department have not found any evidence that Eni entered into intermediary or any other contractual arrangements with the third parties involved in the prosecutors’ investigation; the brokerage contracts, that have identified, were signed by Saipem or its subsidiaries or predecessor companies; (ii) the internal review made on a voluntary basis of the MLE project, the only project that Eni understands to be under the prosecutors’ investigation where the client is an Eni group company. That review has not found evidence that any Eni employee engaged in wrongdoing in connection with the award to Saipem of two main contracts to execute the project (EPC and Drilling). The findings of Eni’s internal review have been provided to the judicial Authority in order to reaffirm Eni’s willingness to fully cooperate. Furthermore, with the assistance of external consultants, Eni has been reviewing the extent of its operating control over Saipem with regard to both legal and accounting and administrative issues. The findings of the review performed have confirmed the autonomy of Saipem from the parent company. Finally, Eni has contacted the US Authorities – the DoJ and the US SEC – in order to voluntary inform them about this matter, considering the developments in the Italian prosecutors’ investigations since the end of 2012. Following this informal contact between Eni and the US Authorities, both the US SEC and the DoJ have started their own investigations about this matter. Eni has furnished various information and documents, including the findings of its internal reviews, in response to formal and informal requests. Investigations are also ongoing in Algeria where the bank accounts of a Saipem’s subsidiary, Saipem Contracting Algérie SpA, have been blocked by the Algerian Authorities with a balance equivalent to about euro 80 million at current exchange rates. Those bank accounts related to two ongoing projects in Algeria. In 2012, a notice of investigation was served to Saipem Contracting Algérie SpA. The company is alleged to have taken advantage of the Authority or influence of representatives of a government owned industrial and trading company in order to inflate prices in relation to contracts awarded by said company. In January 2013, the Judicial Authority in Algeria ordered Saipem’s Algerian subsidiary to stand trial and reaffirmed the blockage of the above mentioned bank accounts. Saipem Contracting Algérie SpA has lodged an appeal against this decision before the Supreme Court. Furthermore, also the parent company Saipem is being investigated by the Judicial Authority in Algeria for alleged corrupt payments. The various authorities are ongoing and it is not possible to predict their outcome. They could result in legal liability on the part of individuals or entities found in violation of the FCPA, Italian and other anti-corruption laws.
(v)	Iraq - Kazakhstan. A criminal proceeding is pending before the Public Prosecutor of Milan in relation to alleged crimes of international corruption involving Eni’s activities in Kazakhstan regarding the management of the Karachaganak plant and the Kashagan project, as well as handling of assignment procedures of work contracts by Agip KCO. The crime of "international corruption" is sanctioned, in accordance to the Italian criminal code, by Legislative Decree June 8, 2001, No. 231, which holds legal entities liable for the crimes committed by their employees on their behalf. The Company has filed the documents collected and is fully collaborating with the Public Prosecutor. A number of managers and a former manager are involved in the investigation. The above mentioned proceeding has been reunified with another (the so-called "Iraq proceeding") regarding a parallel proceeding related to Eni’s activities in Iraq, disclosed in the following paragraphs. On June 21, 2011, Eni Zubair SpA and Saipem SpA in Fano (Italy) were notified that a search warrant had been issued to search the offices and homes of certain employees of the Group and of certain third parties. In particular the homes and offices of an employee of Eni Zubair and a manager of Saipem were searched by the Authorities. The accusation is of criminal conspiracy and corruption in relation with the activity of Eni Zubair in Iraq and of Saipem in the "Jurassic" project in Kuwait. The Public Prosecutor of Milan has charged Eni Zubair, Eni and Saipem with the accusations as a result of the alleged illicit actions of their employees. If the charges are valid, Eni considers those employees to have breached the Company’s Code of Ethics. The Eni Zubair employee resigned and the Company, accepting the resignation, reserved the right to take action against the individual to defend its interests and subsequently commenced a legal action against the other persons mentioned in the seizure act. Notwithstanding that the Eni Group companies appear to be offended parties in respect of the illicit conduct under investigation associated with these accusations, Eni SpA and Saipem SpA also received, at the same time the search warrant was issued, a notification pursuant to the Legislative Decree No. 231/2001. Eni SpA was notified by the Public Prosecutor of a request of extension of the preliminary investigations that has led up to the involvement of another employee as well as other suppliers in the proceeding. Eni performed a review of the whole matter also with the support of an external consulting firm which issued its final appraisal report on July 25, 2012. According to the opinion of its legal team, the Company’s watch structure and Internal control committee, Saipem too commenced through its Internal Audit department an internal review about the project with the support of an external consultant. The Public Prosecutor of Milan requested Eni SpA to be debarred for one year and six months from performing any industrial activities involving the production sharing contract of 1997 with the Republic of Kazakhstan and in the subsequent administrative or commercial arrangements, or the prosecution of the mentioned activities under the supervision of a commissioner pursuant to Article 15 of the Legislative Decree No. 231 of 2001. In the subsequent hearings, Eni filed defensive memorandum; also the Public Prosecutor filed further documentation supporting the request of precautionary measures. On July 16, 2013, the Judge for Preliminary Investigation rejected the request for precautionary measures requested by the Public Prosecutor of Milan, because considered groundless. The Public Prosecutor promptly appealed the decision before a higher-degree court. After the appeal hearing, on October 21, 2013 such court rejected the appeal filed by the Public Prosecutor. The Re-examination Court rejected the appeal with judgment upon the merits due to the lack of serious evidence against Eni, accepting the defense arguments for which Eni suffered severe damages as a consequence of poor performances of some suppliers involved in the Kashagan project. In addition, the Court declared the lack of precautionary requirements considering the reorganization of the activities in Kazakhstan and taking into account of the initiatives of internal audit and control promptly adopted by Eni. The Public Prosecutor's office did not appeal against the sentence of the Re-examination Court. Also based on this decision, on March 13, 2014, the Eni legal team requested to the Public Prosecutor to dismiss the proceeding.

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5. Tax Proceedings

Italy
(i)	Eni SpA - Dispute for the omitted payment of a municipal tax related to oil platforms located in territorial waters in the Adriatic Sea. With a formal assessment presented in December 1999, the Municipality of Pineto (Teramo) claimed Eni SpA omitted payment of a municipal tax on real estate for the period from 1993 to 1998 on four oil platforms located in the Adriatic Sea which constitute municipal waters. Eni was requested to pay a total of approximately euro 17 million including interest and a fine. Eni filed a counterclaim stating that the sea where the platforms are located is not part of the municipal territory and the tax application as requested by the Municipality lacked objective fundamentals. The claim has been accepted in the first two degrees of judgment at the Provincial and Regional Tax Commissions. However, the supreme degree Court overturned both judgments, declaring that a Municipality can consider requesting a tax on real estate in the sea facing its territory and with the decision of February 2005 sent the proceeding to another section of the Regional Tax Commission in order to rule on the matters of the proceeding. This commission requested an independent consultant to assess the tax and technical aspects of the matter. The independent consultant confirmed that Eni’s offshore installations lack any ground to be subject to the municipal tax that was claimed by the local Municipality. Those findings were accepted by the Regional Tax Commission with a ruling made on January 19, 2009. On January 25, 2011, the Municipality notified Eni of an appeal to the Supreme Degree Court for the cancellation of the above mentioned ruling. Also on December 28, 2005, the Municipality of Pineto presented similar claims relating to the same Eni platforms for the years 1999 to 2004. The total amount requested was euro 25 million including interest and penalties. Eni filed a counterclaim which was accepted by the First Degree Judge with a decision of December 4, 2007. Also a second degree court ruled in favor of Eni’s recourses with a sentence filed in June 2012. Terms are pending to file a counterclaim before a third degree court. Similar formal assessments related to Eni oil and gas offshore platforms were presented by the Municipalities of Falconara Marittima, Tortoreto, Pedaso, and also from 2009 the Gela Municipality. The total amounts of those claims were approximately euro 7.5 million. The Company filed appeal against all those claims. A tax commission in Sicily ruled in favor of Eni accepting the recourse against the tax claims presented by the municipality of Gela.

Outside Italy
(i)	Eni Angola Production BV. In 2009 the Ministry of the Finance of Angola, following a fiscal audit, filed a notice of tax assessment for fiscal years 2002 to 2007 in which it claimed the improper deductibility of amortization charges recognized on assets in progress related to the payment of the Petroleum Income Tax that was made by Eni Angola Production BV as co-operator of the Cabinda concession. The Company filed an appeal against this decision. The judgment is still pending before the Supreme Court. Eni accrued a provision with respect to this proceeding.
(ii)	Eni’s subsidiary in Indonesia. A tax proceeding is pending against Eni’s subsidiary Lasmo Sanga Sanga Ltd as the Tax Administration of Indonesia has questioned the application of a tax rate of 10% on the profit earned by the local branch of Eni’s subsidiary for fiscal years 2002 through 2009. Eni’s subsidiary, which is resident in the UK for tax purposes, believes that the 10% tax rate is warranted by the current treaty for the avoidance of double taxation. On the contrary, the Tax Administration of Indonesia has claimed the application of the local tax rate of 20%. The greater taxes due in accordance to the latter rate have been disbursed amounting to $134 million including interest expense. Eni’s subsidiary has filed an appeal claiming the opening of an amicable procedure to settle the matter and avoid bearing a tax regime not in compliance with the UK/Indonesia treaty. Eni accrued a provision with respect to this proceeding.

6. Settled legal proceedings

(i)	Investigation of the quality of groundwater in the area of the Refinery of Gela. This criminal proceeding held by the Public Prosecutor of Gela relating to alleged pollution of ground at the Eni Gela Refinery was dismissed because the statute of limitations expired.
(ii)	Alleged negligent fire (Priolo). Due to the immateriality of the proceeding, no more information will be reported about a pending investigation of the Public Prosecutor of Siracusa relating to certain Eni managers who were in charge of conducting operations at the Refinery of Priolo aimed at ascertaining whether Eni they acted with negligence in connection with a fire that occurred at the Priolo plants on April 30 and May 1-2, 2006.
(iii)	Groundwater at the Priolo site - Prosecuting body: Public Prosecutor of Siracusa. The Public Prosecutor of Siracusa who has started an investigation in order to ascertain the level of contamination of the groundwater at the Priolo site requested to dismiss the case.
(iv)	Syndial SpA (former EniChem SpA) - Claim of environmental damages, allegedly caused by industrial activities in the area of Crotone - Prosecuting Bodies: the Council of Ministers, the Ministry for the Environment, the Delegated Commissioner for Environmental Emergency in the Calabria Region and the Calabria Region. The Council of Ministers, the Ministry for the Environment, the Delegated Commissioner for Environmental Emergency in the Calabria Region and the Calabria Region summoned Syndial before the Civil Court of Milan to obtain a sentence condemning the Eni subsidiary to compensate the environmental damage and clean-up and remediation costs caused by the operations of Pertusola Sud SpA (merged in EniChem, now Syndial) at the Crotone site. The original compensation claimed for environmental remediation and clean-up amounted to euro 2,720 million which comprised both the Calabria Region claims and the Ministry for the Environment claims. In order to settle the whole matter, in 2008 Syndial decided to take over the remediation activities in the area and on December 5, 2008 filed a comprehensive clean-up project. This project, which was approved in almost its entirety by the Ministry for the Environment and the Calabria Region, has been considered substantially adequate also by the Court. On February 24, 2012, the Court sentenced Syndial to correctly execute the environmental clean-up of the site in accordance with the approved remediation plan and to pay to the Presidency of the Council of Ministers and the Ministry for Environment the sum of euro 56.2 million plus interest charges accrued from the plaintiffs’ claims. The sentence of the Court has now become final.
(v)	Saipem SpA - CEPAV Uno. Saipem holds an interest in the CEPAV Uno consortium (50.36%) which in 1991 signed a contract with TAV SpA (now RFI - Rete Ferroviaria Italiana SpA) for the construction of a fast-track railway infrastructure for high speed/high capacity trains from Milan to

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Eni Annual Report / Notes to the Consolidated Financial Statements

Bologna. An arbitration proceeding has arisen to define certain amounts claimed by the Consortium against the buyer for alleged changes in the scope of work, as the counterparties failed to reach an amicable settlement of the issues. The Arbitration Committee resolved a partial award to the consortium amounting to euro 54.253 million that was disbursed by RFI on February 7, 2013. Then, the consortium filed three further claims amounting to euro 2,108 million to take into account alleged damages, higher costs incurred for changes in the scope of work and other factors in addition to interest accrued and revaluation. In December 2013, the Consortium and RFI entered into a global transaction whereby RFI paid euro 200 million to compensate the Consortium for all pending claims, including the partial award of the arbitration experts. RFI will give the Consortium the agreed 80% of the performance bids and the relevant advances.
(vi)	Inquiry in relation to gas transportation. The inquiry held by the Italian Antitrust Authority about alleged anti competitive behavior charged to Eni in connection with the refusal to dispose of secondary transport capacity on the Transitgas and TAG pipelines to third parties was dismissed following acceptance by the Authority of the commitments presented by Eni.
(vii)	Trading. In the investigation regarding two former Eni managers who were allegedly bribed by third parties to facilitate the conclusion of transactions with oil trading companies, Eni was acting as plaintiff in this proceeding and summoned the two people to be compensated for the economic damages suffered through the abuse of working relations and activities. The proceeding closed due to the statute of limitations with respect to the above mentioned managers.
(viii)	Libya. On June 10, 2011, Eni received by the US SEC a formal judicial request of collection and presentation of documents (subpoena) related to Eni’s activity in Libya from 2008 until now in relation to an ongoing investigation without further clarifications or specific alleged violations in connection to "certain illicit payments to Libyan officials" possibly violating the US Foreign Corruption Practice Act. Following a number of discussions with the US SEC and the provision of information and documentations, on April 29, 2013, the US SEC communicated to Eni the closing of the investigations without further claims or other observations.

Assets under concession arrangements
Eni operates under concession arrangements mainly in the Exploration & Production segment and the Refining & Marketing segment. In the Exploration & Production segment contractual clauses governing mineral concessions, licenses and exploration permits regulate the access of Eni to hydrocarbon reserves. Such clauses can differ in each Country. In particular, mineral concessions, licenses and permits are granted by the legal owners and, generally, entered into with government entities, State oil companies and, in some legal contexts, private owners. As a compensation for mineral concessions, Eni pays royalties and taxes in accordance with local tax legislation. Eni sustains all the operational risks and costs related to the exploration and development activities and it is entitled to the productions realized. In Production Sharing Agreement and in buyback contracts, realized productions are defined on the basis of contractual agreements drawn up with State oil companies which hold the concessions. Such contractual agreements regulate the recovery of costs incurred for the exploration, development and operating activities (cost oil) and give entitlement to the own portion of the realized productions (profit oil). In the Refining & Marketing segment several service stations and other auxiliary assets of the distribution service are located in the motorway areas and they are granted by the motorway concession operators following a public tender for the sub-concession of the supplying of oil products distribution service and other auxiliary services. Such assets are amortized over the length of the concession (generally, 5 years for Italy). In exchange of the granting of the services described above, Eni provides to the motorway companies fixed and variable royalties on the basis of quantities sold. At the end of the concession period, all non-removable assets are transferred to the grantor of the concession. Assets under concessions relating to natural gas storage in Italy and to the gas distribution of the Gas & Power segment pertained to Snam Group that was deconsolidated following the sale of control.

Environmental regulations
Risks associated with the footprint of Eni’s activities on the environment, health and safety are described in “Financial Review”, paragraph “Risk factors and uncertainties”. In the future, Eni will sustain significant expenses in relation to compliance with environmental, health and safety laws and regulations and for reclaiming, safety and remediation works of areas previously used for industrial production and dismantled sites. In particular, regarding the environmental risk, management does not currently expect any material adverse effect upon Eni’s consolidated financial statements, taking account of ongoing remedial actions, existing insurance policies and the environmental risk provision accrued in the consolidated financial statements. However, management believes that it is possible that Eni may incur material losses and liabilities in future years in connection with environmental matters due to: (i) the possibility of as yet unknown contamination; (ii) the results of the ongoing surveys and the other possible effects of statements required by Legislative Decree No. 152/2006 of the Ministry for the Environment; (iii) new developments in environmental regulation; (iv) the effect of possible technological changes relating to future remediation; and (v) the possibility of litigation and the difficulty of determining Eni’s liability, if any, as against other potentially responsible parties with respect to such litigation and the possible insurance recoveries.

Emission trading
The third phase of the European Union Emissions Trading Scheme (EU-ETS) came in force since January 1, 2013. Phase three sees a turn in the main method of assignment of the permits that change from allocating for free on the base of historical emissions to allocating through auctioning. In particular, for the period 2013-2020, the free allocation of permits is done using European benchmarks specific to each industrial segment, except for the thermoelectric sector which is not eligible for free allocations. For this reason, starting from 2013, Eni benefits from a lower allocation of emission permits compared to the emissions provided for plants subject to emissions trading. This situation implies for Eni a progressive use of the permits accumulated in the period 2008-2012 and, subsequently, the supplying of the amounts required by the compliance through the marketplace. As of December 31, 2013, the final quotas freely assigned to Eni's plants for the period 2013-2020 are still under approval by each state of the European Union. In 2013, the emissions of carbon dioxide from Eni’s plants were higher than the permits assigned. Against emissions of carbon dioxide amounting to approximately 20.42 millions tonnes were assigned to Eni emission permits for a total amount of 9.24 million tonnes, determining a deficit of 11.8 million tonnes. This deficit was partially offset by using permits accumulated in the period 2008-2012 (7.14 million tonnes), while the remaining emissions permits were acquired through the marketplace (4.04 million tonnes).

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Eni Annual Report / Notes to the Consolidated Financial Statements

36 Revenues

Following is a summary of the main components of “Revenues”.

Net sales from operations

(euro million)	2011	2012	2013
Revenues from sales and services	107,248	126,482	114,547
Change in contract work in progress	442	738	175
	107,690	127,220	114,722

Revenues from sales and services were stated net of the following items:

(euro million)	2011	2012	2013
Excise taxes	11,863	13,308	12,204
Exchanges of oil sales (excluding excise taxes)	2,470	2,177	2,018
Services billed to joint venture partners	3,375	4,422	5,459
Sales to service station managers for sales billed to holders of credit cards	1,810	2,010	1,909
Exchanges of other products	9
	19,527	21,917	21,590

Revenues from sales and services of euro 114,547 million (euro 107,248 million and euro 126,482 million in 2011 and 2012, respectively) included revenues recognized in connection with contract works in the Engineering & Construction segment for euro 10,413 million (euro 10,510 million and euro 10,914 million in 2011 and 2012, respectively), of which euro 926 million related to additional considerations under negotiation (additional consideration measured on the base of the stage of completion for a total amount of euro 1,018 million as of December 31, 2012).
Net sales from operations by industry segment and geographic area of destination are disclosed in Note 42 - Information by industry segment and geographic financial information.
Net sales from operations with related parties are disclosed in Note 43 - Transactions with related parties.

Other income and revenues

(euro million)	2011	2012	2013
Gains from sale of assets	97	701	369
Lease and rental income	96	94	87
Compensation for damages	66	56	65
Gains on price adjustments under overlifting/underlifting transactions	99	67	44
Contract penalties and other trade revenues	21	69	35
Other proceeds (*)	547	559	785
	926	1,546	1,385

(*) Each individual amount included herein was lower than euro 50 million.

Gains from sale of assets of euro 369 million related for euro 350 million to the Exploration & Production segment.
Other income and revenues with related parties are disclosed in Note 43 - Transactions with related parties.

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37 Operating expenses

Following is a summary of the main components of “Operating expenses”.

Purchase, services and other

(euro million)	2011	2012	2013
Production costs - raw, ancillary and consumable materials and goods	60,826	74,767	66,912
Production costs - services	13,551	15,354	18,023
Operating leases and other	3,045	3,434	3,673
Net provisions for contingencies	527	871	857
Other expenses	1,140	1,342	1,134
	79,089	95,768	90,599
less:
- capitalized direct costs associated with self-constructed assets - tangible assets	(226)	(326)	(310)
- capitalized direct costs associated with self-constructed assets - intangible assets	(68)	(79)	(76)
	78,795	95,363	90,213

Services included brokerage fees related to the Engineering & Construction segment for euro 5 million (euro 12 million and euro 6 million in 2011 and 2012, respectively).
Costs incurred in connection with research and development activity recognized in profit and loss, as they did not meet the requirements to be recognized as long-lived assets, amounted to euro 197 million (euro 190 million and euro 211 million in 2011 and 2012, respectively).
Operating leases and other comprised operating leases for euro 1,592 million (euro 1,295 million and euro 1,432 million in 2011 and 2012, respectively) and royalties on the extraction of hydrocarbons for euro 1,413 million (euro 1,295 million and euro 1,555 million in 2011 and 2012, respectively).
Other expenses of euro 1,134 million included losses on disposal of tangible and intangible assets for euro 182 million, of which euro 108 million related to the Engineering & Construction segment and euro 66 million to the Exploration & Production segment.

Future minimum lease payments expected to be paid under non-cancelable operating leases are provided below:

(euro million)	2011	2012	2013
To be paid within 1 year	838	722	706
Between 2 and 5 years	1,380	1,289	1,212
Beyond 5 years	254	560	349
	2,472	2,571	2,267

Operating leases primarily regarded drilling rigs, time charter and long-term rentals of vessels, land, service stations and office buildings. Such leases generally did not include renewal options. There are no significant restrictions provided by these operating leases which may limit the ability of Eni to pay dividends, use assets or take on new borrowings.
Risk provisions net of reversal of unused provisions amounted to euro 857 million (euro 527 million and euro 871 million in 2011 and 2012, respectively) and mainly related to provisions for legal and other proceedings amounting to euro 222 million (net provisions of euro 166 million and euro 688 million in 2011 and in 2012) and to environmental liabilities amounting to euro 127 million (net provisions of euro 174 million and euro 67 million in 2011 and 2012, respectively).
More information is provided in Note 28 - Provisions for contingencies.

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Payroll and related costs

(euro million)	2011	2012	2013
Wages and salaries	3,435	3,886	4,366
Social security contributions	675	674	651
Cost related to defined benefits plans	148	103	92
Other costs	334	187	409
	4,592	4,850	5,518
less:
- capitalized direct costs associated with self-constructed assets - tangible assets	(144)	(182)	(194)
- capitalized direct costs associated with self-constructed assets - intangible assets	(44)	(55)	(60)
	4,404	4,613	5,264

Other costs of euro 409 million (euro 334 million and euro 187 million in 2011 and 2012, respectively) comprised provisions for redundancy incentives of euro 279 million (euro 203 million and euro 64 million in 2011 and 2012, respectively) and costs for defined contribution plans of euro 109 million (euro 94 million and euro 100 million in 2011 and 2012, respectively).
Cost related to employee benefit plans are described in Note 29 - Provisions for employee benefits.

Average number of employees
The Group average number and breakdown of employees by category is reported below:

(number)	2011	2012	2013
Senior managers	1,461	1,471	1,475
Junior managers	12,796	12,976	13,418
Employees	35,309	37,258	39,220
Workers	23,605	23,501	25,951
	73,171	75,206	80,064

The average number of employees was calculated as the average between the number of employees at the beginning and end of the period. The average number of senior managers included managers employed and operating in foreign Countries, whose position is comparable to a senior manager status.

Stock-based compensation
As of December 31, 2013, the stock option plan incentive scheme outstanding is represented by the 2006-2008 assignment, approved by the Eni Shareholders’ Meeting on May 25, 2006. Afterwards, Eni terminated any stock-based incentive schemes.
The stock options plan outstanding, entitled for no consideration to Eni’s Group companies top managers and managers with strategic responsibilities (excluding Group listed subsidiaries), grants to purchase treasury shares with a 1 to 1 ratio. The strike price was determined as arithmetic average of official prices registered on the Mercato Telematico Azionario in the month preceding the grant date or the average carrying amount of treasury shares as of the day preceding the grant, if greater.
At December 31, 2013, 2,980,725 options, related to the 2008 plan, were outstanding for the purchase of 2,980,725 Eni ordinary shares (no par value) with a weighted-average strike price of euro 22.54.
At December 31, 2013, the residual life of the 2008 plan was 7 months.
The scheme evolution is provided below:

2011	2012	2013

Number of shares	Average strike price (euro)	Market price (a) (euro)	Number of shares	Average strike price (euro)	Market price (a) (euro)	Number of shares	Average strike price (euro)	Market price (a) (euro)
Rights outstanding as of January 1	15,737,120	23.005	16.398	11,873,205	23.101	15.941	8,259,520	23.545	18.457
Rights exercised in the period	(208,900)	14.333	16.623	(93,000)	16.576	16.873
Rights cancelled in the period	(3,655,015)	23.187	17.474	(3,520,685)	22.233	16.637	(5,278,795)	24.112	16.278
Rights outstanding as of December 31	11,873,205	23.101	15.941	8,259,520	23.545	18.457	2,980,725	22.540	17.533
of which exercisable as of December 31	11,863,335	23.101	15.941	8,243,205	23.544	18.457	2,969,450	22.540	17.533

(a) Market price relating to new rights granted, rights exercised in the period and rights cancelled in the period corresponds to the average market value (arithmetic average of official prices recorded on Mercato Telematico Azionario in the month preceding: (i) the date of the Board of Directors resolution regarding the stock option assignment; (ii) the date on which the emission/transfer of the shares granted were recorded in the grantee’s securities account; and (iii) the date of the unilateral termination of employment for rights cancelled), weighted with the number of shares. Market price of stock at the beginning and end of the year is the price recorded at December 31.

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The average fair value weighted with the number of options granted during the year 2008 was euro 2.60 per share. The fair value was determined by applying the following assumptions:

2008
Risk-free interest rate	(%)	4.9
Expected life	(years)	6
Expected volatility	(%)	19.2
Expected dividends	(%)	6.1

Costs of the year related to stock option plans amounted to euro 3 million in 2011, no costs in 2012 and 2013.

Compensation of key management personnel
Compensation of personnel holding key positions in planning, directing and controlling the Eni Group subsidiaries, including executive and nonexecutive officers, general managers and managers with strategic responsibilities in office at end of each year amounted (including contributions and ancillary costs) to euro 34 million, euro 33 million and euro 38 million for 2011, 2012 and 2013, respectively, and consisted of the following:

(euro million)	2011	2012	2013
Wages and salaries	21	21	25
Post-employment benefits	1	1	2
Other long-term benefits	10	11	11
Indemnities upon termination of employment	2
	34	33	38

The increase from the previous periods primarily related to a different composition of the key management personnel.

Compensation of Directors and Statutory Auditors
Compensation of Directors amounted to euro 8.4 million, euro 13.2 million and euro 11.4 million for 2011, 2012 and 2013, respectively. Compensation of Statutory Auditors amounted to euro 0.513 million, euro 0.467 million and euro 0.474 million in 2011, 2012 and 2013, respectively.
Compensations included emoluments and social security benefits due for the office as director or statutory auditor held at the parent company Eni SpA or other Group subsidiaries, which was recognized as cost to the Group, even if not subjected to personal income tax.

Other operating income (loss)
The analysis of net income (loss) of financial derivatives was as follows:

(euro million)	2011	2012	2013
Net income (loss) on cash flow hedging derivatives	(17)	(1)	25
Net income (loss) on other derivatives	188	(157)	(96)
	171	(158)	(71)

Net income (loss) on other derivatives related to the ineffective portion of the hedging relationship of commodity derivatives which was recognized through profit and loss in the Gas & Power segment.
Net losses on trading and non-hedging derivatives related to: (i) gains and losses on fair value measurement and settlement of commodity derivatives entered into by the Gas & Power segment to optimize commercial margins and for proprietary trading (net loss of euro 8 million); (ii) gains and losses on fair value measurement and settlement of commodity derivatives which could not be elected for hedge accounting under IFRS because they related to net exposure to commodity risk (net loss of euro 91 million); (iii) fair value evaluation at certain derivatives embedded in the pricing formulas of long-term gas supply contracts in the Exploration & Production segment (net gain of euro 3 million).
Operating costs are disclosed in Note 43 - Transactions with related parties.

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Depreciation, depletion, amortization and impairments

(euro million)	2011	2012	2013
Depreciation, depletion and amortization:
- tangible assets	6,178	7,335	7,336
- intangible assets	1,582	2,208	1,976
	7,760	9,543	9,312
Impairments:
- tangible assets	891	1,609	2,116
- intangible assets	154	2,417	507
	1,045	4,026	2,623
less:
- reversal of impairments - tangible assets	(15)	(3)	(223)
- capitalized direct costs associated with self-constructed assets - tangible assets	(3)	(1)	(3)
- capitalized direct costs associated with self-constructed assets - intangible assets	(2)	(4)	(6)
	8,785	13,561	11,703

Depreciation, depletion, amortization and impairments by industry segment are disclosed in Note 42 - Information by industry segment and geographic information.

38 Finance income (expense)

(euro million)	2011	2012	2013
Finance income (expense)
Finance income	6,376	7,218	5,746
Finance expense	(7,410)	(8,314)	(6,649)
Net finance income on financial assets held for trading			4
	(1,034)	(1,096)	(899)
Gain (loss) on derivative financial instruments	(112)	(251)	(92)
	(1,146)	(1,347)	(991)

The breakdown by lenders or type of net finance gains or losses is provided below:

(euro million)	2011	2012	2013
Finance income (expense) related to net borrowings
Interest and other finance expense on ordinary bonds	(610)	(729)	(742)
Interest due to banks and other financial institutions	(312)	(251)	(181)
Interest and other income on financing receivables and securities held for non-operating purposes	19	24	48
Interest from banks	22	27	43
Net finance income on financial assets held for trading			4
	(881)	(929)	(828)
Exchange differences
Positive exchange differences	6,191	7,010	5,481
Negative exchange differences	(6,302)	(6,879)	(5,445)
	(111)	131	36
Other finance income (expense)
Capitalized finance expense	112	150	170
Interest and other income on financing receivables and securities held for operating purposes	75	69	74
Finance expense due to passage of time (accretion discount) (a)	(235)	(308)	(240)
Other finance income (expense)	6	(209)	(111)
	(42)	(298)	(107)
	(1,034)	(1,096)	(899)

(a) The item related to the increase in provisions for contingencies that are shown at present value in non-current liabilities.

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Derivative financial instruments consisted of the following:

(euro million)	2011	2012	2013
Derivatives on interest rate	(141)	(88)	40
Options		(26)	(41)
Derivatives on exchange rate	29	(137)	(91)
	(112)	(251)	(92)

Net loss from derivatives of euro 92 million (a net loss of euro 112 million and euro 251 million in 2011 and 2012, respectively) were recognized in connection with fair value valuation of certain derivatives which lacked the formal criteria to be treated in accordance with hedge accounting under IFRS as they were entered into for amounts equal to the net exposure to exchange rate risk and interest rate risk, and as such, they cannot be referred to specific trade or financing transactions. Exchange rate derivatives were entered into in order to manage exposures to foreign currency exchange rates arising from the pricing formulas of commodities in the Gas & Power segment. The lack of formal requirements to qualify these derivatives as hedges under IFRS also entailed the recognition in profit or loss of currency translation differences on assets and liabilities denominated in currencies other than functional currency, as this effect cannot be offset by changes in the fair value of the related instruments. Loss on options of euro 41 million related to the measurement at fair value of the options embedded in the bonds convertible into ordinary shares of Galp Energia SGPS SA (income for euro 14 million) and Snam SpA (loss for euro 55 million). More information is provided in Note 27 - Long-term debt and current maturities of long-term debt.
More information is provided in Note 43 - Transactions with related parties.

39 Income (expense) from investments

Share of profit (loss) of equity-accounted investments

(euro million)	2011	2012	2013
Share of profit of equity-accounted investments	634	526	369
Share of loss of equity-accounted investments	(106)	(233)	(117)
Decreases (increases) in the provision for losses on investments	(28)	(15)
	500	278	252

More information is provided in Note 18 - Equity-accounted investments.
Share of profit (loss) of equity accounted investments by industry segment is disclosed in Note 42 - Information by industry segment and geographic information.

Other gain (loss) from investments

(euro million)	2011	2012	2013
Net gains on disposals	1,121	349	3,598
Dividends	659	431	400
Other net income (expense)	(157)	1,823	1,865
	1,623	2,603	5,863

Net gains on disposals for 2013 amounted to euro 3,598 million and related: (i) for euro 3,359 million to the sale of a 28.57% interest in the share capital of Eni East Africa SpA to China National Petroleum Corporation (CNPC). Eni East Africa is the operator of the discovery Area 4 in Mozambique. Through its equity investment in Eni East Africa, CNPC indirectly acquired a 20% interest in Area 4, while Eni retained the 50% interest through the remaining controlling stake in Eni East Africa SpA; (ii) for euro 98 million to the sale of a 8.19% of the share capital of Galp Energia SGPS SA, of which euro 67 million related to the reversal of the reserve for fair value evaluation. (iii) for euro 75 million to the sale of a 11.69% of the share capital of Snam SpA, of which euro 8 million related to the reversal of the reserve for fair value evaluation; (iv) for euro 63 million to the sale of a 49% (entire stake own) of the share capital of Super Octanos CA. Net gains on disposals for 2012 amounted to euro 349 million and related for euro 311 million to Galp Energia SGPS SA as Eni divested 5% of the share capital of the investee to Amorim Energia BV and a further 4% through an accelerated book-building procedure to institutional investors. Net gains on disposals for 2011 amounted to euro 1,121 million and pertained to the divestment of the 100% interest in Eni Gas Transport International SA (euro 647 million), the 89% interest (entire stake own) in Trans Austria Gasleitung GmbH (euro 338 million), the 100% interest in Gas Brasiliano Distribuidora SA (euro 50 million) and the 46% interest (entire stake own) in Transitgas AG (euro 34 million).
In 2013, dividend income for euro 400 million primarily related to the Nigeria LNG Ltd (euro 224 million), Snam SpA (euro 72 million) and Galp Energia SGPS SA (euro 43 million). In 2012, dividend income for euro 431 million primarily related to the Nigeria LNG Ltd (euro 331 million). In 2011, dividend income for euro 659 million related to the Nigeria LNG Ltd (euro 483 million), Trans Austria Gasleitung GmbH (euro 82 million) and Saudi European Petrochemical Co “IBN ZAHR” (euro 67 million).

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Eni Annual Report / Notes to the Consolidated Financial Statements

In 2013, other net income of euro 1,865 million included: (i) the revaluation of the 60% stake in Artic Russia BV (entire stake owned). At the balance sheet date, Eni’s interest in Artic Russia was classified as an asset held for sale and measured at fair value due to the loss of joint control over the investee following the satisfaction, before year end, of all conditions precedent to the Sale Purchase Agreement signed with Gazprom in November 2013. The re-measurement at fair value recorded to profit amounted to euro 1,682 million. The consideration for the disposal was cashed in on January 15, 2014; (ii) the remeasurement at market fair value at the balance sheet date of 288.7 million shares of Snam SpA and of euro 66.3 million of Galp Energia SGPS SA underlying two convertible bonds issued on January 18, 2013 and on November 30, 2012, respectively, for which was applied the fair value option (income for euro 158 million and euro 10 million, respectively); (iii) the revaluation of Ceska Rafinerska AS (euro 21 million). In 2012, other net income of euro 1,823 million included: (i) an extraordinary income of euro 835 million recognized in connection with a capital increase made by Galp’s subsidiary Petrogal whereby a new shareholder subscribed its share by contributing a cash amount fairly in excess of the net book value of the interest acquired; (ii) a revaluation gain of euro 865 million of the interest in Galp Energia SGPS SA (28.34%) measured at fair value at the price current at the date when Eni ceased to retain a significant influence over the investee and a gain on the re-measurement at market fair value at the balance sheet date of euro 65 million of part of residual interest in Galp Energia SGPS SA (8%) which was underlying a convertible bond based on the fair value option provided by IAS 39; (iii) the remeasurement at market fair value at the balance sheet date of 288.7 million shares of Snam SpA underlying a convertible bond issued on January 18, 2013 for which was applied the fair value option (income for euro 6 million). In 2011, other net expense of euro 157 million included the full write-down of the book value of the Ceska Rafinerska AS due to management’s expectations of incurring future losses driven by a negative outlook in the refining segment (euro 157 million).

40 Income taxes

(euro million)	2011	2012	2013
Current taxes:
- Italian subsidiaries	620	755	812
- foreign subsidiaries of the Exploration & Production segment	8,286	10,214	7,602
- foreign subsidiaries	635	455	299
	9,541	11,424	8,713
Net deferred taxes:
- Italian subsidiaries	(418)	376	(196)
- foreign subsidiaries of the Exploration & Production segment	936	129	756
- foreign subsidiaries	(156)	(268)	(265)
	362	237	295
	9,903	11,661	9,008

Income taxes currently payable by Italian subsidiaries amounted to euro 812 million and were in respect of the Italian corporate taxation (IRES for euro 262 million and IRAP for euro 74 million) and foreign taxes on the share of profit earned outside Italy for euro 476 million.
The effective tax rate was 64.4% (55.7% and 70.2% in 2011 and 2012, respectively) compared with a statutory tax rate of 43.1% (43.1% and 43.9% in 2011 and 2012, respectively). This was calculated by applying the Italian statutory tax rate on corporate profit of 38.0%22 and a 3.9% corporate tax rate applicable to the net value of production as provided for by Italian laws.
The difference between the statutory and effective tax rate was due to the following factors:

(%)	2011	2012	2013
Statutory tax rate	43.1	43.9	43.1
Items increasing (decreasing) statutory tax rate:
- higher foreign subsidiaries tax rate	12.7	16.9	16.1
- impact pursuant to the write down of deferred tax assets and recalculation of tax rates		7.7	8.9
- impact pursuant to the Italian Windfall Corporate tax as per Law 7/2009	1.0	1.5	1.3
- permanent differences and other adjustments	(1.1)	0.2	(5.0)
	12.6	26.3	21.3
	55.7	70.2	64.4

(22) Includes a 5.5% supplemental tax rate on taxable profit of energy companies in Italy (whose primary activity is the production and marketing of hydrocarbons and electricity and with annual revenues in excess of euro 25 million) effective from January 1, 2008 and further increases of 1% effective from January 1, 2009, pursuant to the Law Decree No. 112/2008 (converted into Law No. 133/2008) and 4% effective from January 1, 2011, pursuant the Law Decree No. 138/2011 (converted into Law No. 148/2011) which enlarged the scope of application to include renewable energy companies and gas transport and distribution companies.

Contents
Eni Annual Report / Notes to the Consolidated Financial Statements

In 2013, the increased tax rate at foreign subsidiaries primarily related to 14.9 percentage points in the Exploration & Production segment (17.2 and 17.8 percentage points in 2011 and 2012, respectively).
A write down of deferred tax assets impacted the Group tax rate by 8.9 percentage points and was recorded by the parent company Eni SpA and other Italian subsidiaries which were part of the consolidated accounts for Italian tax purposes. Such write-down reflected a lower likelihood that those deferred tax assets can be recovered in future periods due to an expected reduction in taxable income generated in Italy.
In 2013, the decrease due to permanent differences and other adjustments of 5.0 percentage points comprised an effect of 6.6 percentage points due to non-taxable gains on sale relating to the transactions of the 28.57% at Eni East Africa SpA and an effect of 0.9 percentage points due to non-taxable gains on sale and revaluation relating to the transactions at Galp Energia SGPS SA and Snam SpA. Such decrease was partially offset by an effect of 1.0 percentage points due to a non-deductible impairment of the goodwill allocated to the European gas market CGU and an effect of 0.8 percentage points due to the tax regime provided for intercompany dividends. In 2012, the increase due to permanent differences and other adjustments of 0.2 percentage points comprised an effect of 3.3 percentage points due to a non-deductible impairment of the goodwill allocated to the European gas market CGU and a negative effect of 4.5 percentage points due to non-taxable gains on the sale and revaluation relating to the transactions at Galp Energia SGPS SA. In 2011, the decrease for permanent differences and other adjustments of 1.1 percentage points were due to a non-deductible provision accrued to reflect the expected loss deriving from an antitrust proceeding in the European sector of rubbers (0.2 percentage points).

41 Earnings per share

Basic earnings per ordinary share are calculated by dividing net profit for the period attributable to Eni’s shareholders by the weighted average number of ordinary shares issued and outstanding during the period, excluding treasury shares.
The average number of ordinary shares used for the calculation of the basic earnings per share outstanding at December 31, 2011, 2012 and 2013, was 3,622,616,182, 3,622,764,007 and 3,622,797,043, respectively.
Diluted earnings per share are calculated by dividing net profit for the period attributable to Eni’s shareholders by the weighted average number of shares fully-diluted including shares outstanding in the year including the number of potential shares outstanding in connection with stock-based compensation plans.
As of December 31, 2011, 2012 and 2013, there were no shares that could be potentially issued and, therefore, the weighted-average number of shares used in the calculation of the basic earnings coincides to the weighted-average number of shares used in the calculation of diluted earnings.

2011	2012	2013
Average number of shares used for the calculation of the basic and diluted earnings per share		3,622,616,182	3,622,764,007	3,622,797,043
Eni’s net profit	(euro million)	6,860	7,790	5,160
Basic and diluted earning per share	(euro per share)	1.89	2.15	1.42
Eni’s net profit - Continuing operations	(euro million)	6,902	4,200	5,160
Basic and diluted earning per share	(euro per share)	1.90	1.16	1.42
Eni’s net profit - Discontinued operations	(euro million)	(42)	3,590
Basic and diluted earning per share	(euro per share)	(0.01)	0.99

Contents
Eni Annual Report / Notes to the Consolidated Financial Statements

42 Information by industry segment and geographic financial information

Information by industry segment

Other activities (d)	Discontinued operations (d)

(euro million)	Exploration & Production	Gas & Power (d)	Refining & Marketing	Versalis	Engineering & Construction	Corporate and financial companies	Snam	Others	Intragroup profits	Total	Snam	Intragroup eliminations	Continuing operations
2011
Net sales from operations (a)	29,121	33,093	51,219	6,491	11,834	1,365	3,591	85	(54)
Less: intersegment sales	(18,444)	(1,344)	(2,791)	(289)	(1,324)	(1,249)	(1,692)	(23)
Net sales to customers	10,677	31,749	48,428	6,202	10,510	116	1,899	62	(54)	109,589	(1,899)		107,690
Operating profit	15,887	(326)	(273)	(424)	1,422	(319)	2,084	(427)	(189)	17,435	(2,084)	1,452	16,803
Provisions for contingencies	53	113	57	11	79	13	24	201		551	(24)		527
Depreciation, amortization and impairments	6,440	567	839	250	631	75	533	6	(23)	9,318	(533)		8,785
Share of profit (loss) of equity-accounted investments	119	232	100		95	(1)	44	(45)		544	(44)		500
Identifiable assets (b)	56,139	18,708	15,031	3,066	13,521	810	17,649	378	(1,060)	124,242
Unallocated assets										18,703
Equity-accounted investments	2,317	1,990	890	38	179	7	385	37		5,843
Identifiable liabilities (c)	13,844	8,428	5,972	761	5,437	1,095	2,465	3,020	(54)	40,968
Unallocated liabilities										41,584
Capital expenditures	9,435	192	866	216	1,090	128	1,529	10	(28)	13,438
2012
Net sales from operations (a)	35,881	36,200	62,656	6,418	12,771	1,369	2,646	119	(75)
Less: intersegment sales	(20,322)	(2,031)	(2,966)	(411)	(1,107)	(1,242)	(1,274)	(40)
Net sales to customers	15,559	34,169	59,690	6,007	11,664	127	1,372	79	(75)	128,592	(1,372)		127,220
Operating profit	18,470	(3,219)	(1,296)	(681)	1,442	(341)	1,679	(300)	208	15,962	(1,679)	788	15,071
Provisions for contingencies	41	471	93	22	36	140	72	68		943	(72)		871
Depreciation, amortization and impairments	8,535	2,899	1,174	202	708	65	284	3	(25)	13,845	(284)		13,561
Share of profit (loss) of equity-accounted investments	39	144	40	2	55	(1)	38	(1)		316	(38)		278
Identifiable assets (b)	59,254	19,736	14,818	3,151	14,430	966		474	(776)	112,053
Unallocated assets										27,825
Equity-accounted investments	2,159	1,549	273	50	189	6		36		4,262
Identifiable liabilities (c)	16,170	10,208	6,243	750	5,210	1,185		2,954	21	42,741
Unallocated liabilities										34,579
Capital expenditures	10,307	225	842	172	1,011	152	756	14	38	13,517

(a) Before elimination of intersegment sales.
(b) Includes assets directly associated with the generation of operating profit.
(c) Includes liabilities directly associated with the generation of operating profit.
(d) The results of Snam has been reclassified from the “Gas & Power” segment to “Other activities” segment and in the discontinued operations.

The new provisions of IAS 19 were applied retrospectively starting from January 1, 2013, by adjusting the opening balance sheet as of January 1, 2012 and the 2012 profit and loss account.

Contents
Eni Annual Report / Notes to the Consolidated Financial Statements

(euro million)	Exploration & Production	Gas & Power	Refining & Marketing	Versalis	Engineering & Construction	Corporate and financial companies	Other activities	Intragroup profits	Total
2013
Net sales from operations (a)	31,268	32,124	57,329	5,859	11,611	1,453	80	18
Less: intersegment sales	(18,218)	(1,215)	(2,902)	(289)	(1,018)	(1,339)	(39)
Net sales to customers	13,050	30,909	54,427	5,570	10,593	114	41	18	114,722
Operating profit	14,871	(2,992)	(1,517)	(725)	(83)	(399)	(337)	38	8,856
Provisions for contingencies	61	321	100	65	76	178	77	(21)	857
Depreciation, amortization and impairments	7,831	2,014	942	139	721	61	20	(25)	11,703
Share of profit (loss) of equity-accounted investments	129	101	19		(12)	7	8		252
Identifiable assets (b)	59,811	17,349	14,531	3,169	14,271	968	255	(793)	109,561
Unallocated assets									28,527
Equity-accounted investments	1,730	1,561	293	148	166		36		3,934
Identifiable liabilities (c)	15,645	9,591	5,974	844	5,505	1,606	2,740	(86)	41,819
Unallocated liabilities									35,095
Capital expenditures	10,475	232	619	314	902	190	21	(3)	12,750
(a) Before elimination of intersegment sales.
(b) Includes assets directly associated with the generation of operating profit.
(c) Includes liabilities directly associated with the generation of operating profit.

Environmental provisions incurred by Eni SpA due to intercompany guarantees on behalf of Syndial have been reported within the segment reporting unit “Other activities”.
Intersegment revenues are conducted on an arm’s length basis.

Geographic financial information
Identifiable assets and investments by geographic area origin.

(euro million)	Italy	Other European Union	Rest of Europe	Americas	Asia	Africa	Other areas	Total
2011
Identifiable assets (a)	47,908	16,450	6,509	7,465	14,077	29,942	1,891	124,242
Capital expenditures	3,587	1,343	1,168	978	1,608	4,369	385	13,438
2012
Identifiable assets (a)	31,406	15,203	10,289	7,167	14,828	31,350	1,810	112,053
Capital expenditures	2,886	1,259	1,626	1,184	1,663	4,725	174	13,517
2013
Identifiable assets (a)	28,577	14,409	7,882	8,637	17,278	30,997	1,781	109,561
Capital expenditures	2,003	1,084	1,552	1,503	1,799	4,556	253	12,750

(a) Includes assets directly associated with the generation of operating profit.

Contents
Eni Annual Report / Notes to the Consolidated Financial Statements

Sales from operations by geographic area destination

(euro million)	2011	2012	2013
Italy	31,906	33,998	32,044
Other European Union	35,920	35,908	31,629
Rest of Europe	7,153	9,610	11,458
Americas	9,612	15,282	7,741
Asia	10,258	16,394	18,547
Africa	11,333	14,681	12,079
Other areas	1,508	1,347	1,224
	107,690	127,220	114,722

Following the accession of the Croatia to the European Union, the relevant geographic information related to prior periods has been restated accordingly.

43 Transactions with related parties

In the ordinary course of its business Eni enters into transactions regarding:
(a) exchanges of goods, provision of services and financing with joint ventures, associates and non-consolidated subsidiaries;
(b) exchanges of goods and provision of services with entities controlled by the Italian Government;
(c) contributions to entities with a non-company form with the aim to develop solidarity, culture and research initiatives. In particular these related to: (i) Eni Foundation established by Eni as a non-profit entity with the aim of pursuing exclusively solidarity initiatives in the fields of social assistance, health, education, culture and environment as well as research and development; (ii) Eni Enrico Mattei Foundation established by Eni with the aim of enhancing, through studies, research and training initiatives, knowledge in the fields of economics, energy and environment, both at the national and international level.
Transactions with related parties were conducted in the interest of Eni companies and, with exception of those with entities with the aim to develop solidarity, culture and research initiatives, on arm’s length basis.

Contents
Eni Annual Report / Notes to the Consolidated Financial Statements

Trade and other transactions with related parties

(euro million)	December 31, 2011	2011

Costs	Revenues

Name	Receivables and other assets	Payables and other liabilities	Guarantees	Goods	Services	Other	Goods	Services	Other	Other operating (expense) income
Continuing operations
Joint ventures and associates
ACAM Clienti SpA	14		2		6		60
Agiba Petroleum Co	3	5			86
Azienda Energia e Servizi Torino SpA	1	63			43
Bayernoil Raffineriegesellschaft mbH		33	1	25	59		2
Blue Stream Pipeline Co BV	8	12			146			2
Bronberger & Kessler und Gilg & Schweiger GmbH & Co KG	16						147
CEPAV (Consorzio Eni per l’Alta Velocità) Due	24	91			84			38
CEPAV (Consorzio Eni per l’Alta Velocità) Uno	42	10	6,074		4			21
GasVersorgung Süddeutschland GmbH	29						201
Gaz de Bordeaux SAS	11						69
Karachaganak Petroleum Operating BV	38	205		1,108	256	23	8	5
KWANDA - Suporte Logistico Lda	54	2			2			13
Mellitah Oil & Gas BV	28	141			71			3
Petrobel Belayim Petroleum Co	25	46			576			69
Petromar Lda	74	6	57		7			68
Raffineria di Milazzo ScpA	29	31			322		232	16	1
Saipon Snc	21		48					5
Super Octanos CA	6	35		58				7	1
Supermetanol CA		10		72					1
Trans Austria Gasleitung GmbH				33	160		3	54
Unión Fenosa Gas SA			58				130		1
Other (*)	181	100	3	37	310	70	131	89	7
	604	790	6,243	1,333	2,132	93	983	390	11
Unconsolidated subsidiaries
Agip Kazakhstan North Caspian Operating Co NV	149	238			781	7		1,182	7
Eni BTC Ltd			157
Other (*)	53	68	6	11	51	3	11	11	8
	202	306	163	11	832	10	11	1,193	15
	806	1,096	6,406	1,344	2,964	103	994	1,583	26
Entities controlled by the Government
Enel Group	83	48		5	429	1	33	85
Finmeccanica Group	48	51		14	53		22	12
GSE - Gestore Servizi Energetici	149	158		615		54	607	10
Terna Group	19	52		119	110	23	56	26	11	32
Other (*)	61	41		1	77	1	49		4
	360	350		754	669	79	767	133	15	32
	1,166	1,446	6,406	2,098	3,633	182	1,761	1,716	41	32
Discontinued operations
Joint ventures and associates
Azienda Energia e Servizi Torino SpA								1
Other (*)					1			4	1
					1			5	1
Entities controlled by the Government
Enel Group						1		397	1
Finmeccanica Group					1
Other (*)						4		3
					1	5		400	1
					2	5		405	2
	1,166	1,446	6,406	2,098	3,635	187	1,761	2,121	43	32

(*) Each individual amount included herein was lower than euro 50 million.

Contents
Eni Annual Report / Notes to the Consolidated Financial Statements

(euro million)	December 31, 2012	2012

Costs	Revenues

Name	Receivables and other assets	Payables and other liabilities	Guarantees	Goods	Services	Other	Goods	Services	Other	Other operating (expense) income
Continuing operations
Joint ventures and associates
ACAM Clienti SpA	19	1	2				65	1
Agiba Petroleum Co	3	67			96
Azienda Energia e Servizi Torino SpA					86
Bayernoil Raffineriegesellschaft mbH		38	2	30	56		1
Blue Stream Pipeline Co BV	3	11			155			1
Bronberger & Kessler und Gilg & Schweiger GmbH & Co KG	9						84
CEPAV (Consorzio Eni per l’Alta Velocità) Due	51	51			51			85
CEPAV (Consorzio Eni per l’Alta Velocità) Uno	66	19	6,122		5			16
EnBW Eni Verwaltungsgesellschaft mbH	60						287
Gaz de Bordeaux SAS							56
GreenStream BV	9	21			121	1		1
InAgip doo	54	10			24		53	1
Karachaganak Petroleum Operating BV	28	56		1,331	244	14	5	8
KWANDA - Suporte Logistico Lda	54	1			2			7
Mellitah Oil & Gas BV	7	47			166		5	12
Petrobel Belayim Petroleum Co	31	328			585			79
Raffineria di Milazzo ScpA	20	9			365	4	218	7	1
Saipon Snc	112		42					25
Supermetanol CA		16		74					1
Toscana Energia SpA					86				1
Unión Fenosa Gas SA	2	3	57			6	120		1
Other (*)	155	30	47	15	145	8	149	100	5
	683	708	6,272	1,450	2,187	33	1,043	343	9
Unconsolidated subsidiaries
Agip Kazakhstan North Caspian Operating Co NV	236	172			605	2		1,064	5
Eni BTC Ltd			154
Industria Siciliana Acido Fosforico - ISAF SpA (in liquidation)	54	3	4					7	7
Other (*)	14	59	2	7	50	4	17	3	7
	304	234	160	7	655	6	17	1,074	19
	987	942	6,432	1,457	2,842	39	1,060	1,417	28
Entities controlled by the Government
Enel Group	16	8		4	554		55	90	1	(7)
Finmeccanica Group	30	50		14	70		17	1
Snam Group	182	482	46	13	558	2	102	26	1
Terna Group	47	61		166	126	12	95	67	14	17
GSE - Gestore Servizi Energetici	86	66		627		58	777	18	12
Other (*)	42	28			59	3	57	1
	403	695	46	824	1,367	75	1,103	203	28	10
Pension funds and foundations		1				21
	1,390	1,638	6,478	2,281	4,209	135	2,163	1,620	56	10
Discontinued operations
Joint ventures and associates
Azienda Energia e Servizi Torino SpA								1	1
Toscana Energia SpA								1
Other (*)								1
								3	1
Entities controlled by the Government
Enel Group					87			295
Other (*)						1		3	1
					87	1		298	1
					87	1		301	2
Total	1,390	1,638	6,478	2,281	4,296	136	2,163	1,921	58	10

(*) Each individual amount included herein was lower than euro 50 million.

Contents
Eni Annual Report / Notes to the Consolidated Financial Statements

(euro million)	Dec. 31, 2013	2013

Costs	Revenues

Name	Receivables and other assets	Payables and other liabilities	Guarantees	Goods	Services	Other	Goods	Services	Other	Other operating (expense) income
Joint ventures and associates
Agiba Petroleum Co	1	69			132
Bayernoil Raffineriegesellschaft mbH		33	2	53	122
Blue Stream Pipeline Co BV		10			101
CEPAV (Consorzio Eni per l’Alta Velocità) Due	78	165			127			168
CEPAV (Consorzio Eni per l’Alta Velocità) Uno	42	16	6,122		2			44
EnBW Eni Verwaltungsgesellschaft mbH	33						165	1
GreenStream BV	3	14			116		1	4
InAgip doo	57	22			63			34
Karachaganak Petroleum Operating BV	26	220		1,218	275	4		19
KWANDA - Suporte Logistico Lda	55	5			2	1		6
Mellitah Oil & Gas BV	7	61		16	215			3
Petrobel Belayim Petroleum Co	32	360			570			47
Petromar Lda	71	7	29		6	1		69
PetroSucre SA	57							1
Raffineria di Milazzo ScpA	22	7			310		199	4
Saipon Snc	64		31					1
Supermetanol CA		25		78					1
Unión Fenosa Gas Comercializadora SA	23	1			1		254
Unión Fenosa Gas SA	2	1	57			32	17	2	1
Other (*)	112	92	4	10	199	6	147	68	5
	685	1,108	6,245	1,375	2,241	44	783	471	7
Unconsolidated subsidiaries
Agip Kazakhstan North Caspian Operating Co NV	115	153			506	16		541	4
Eni BTC Ltd			147
Industria Siciliana Acido Fosforico ISAF SpA (in liquidation)	62	1	10					2
Other (*)	16	56	2	6	45	3	13	8	5
	193	210	159	6	551	19	13	551	9
	878	1,318	6,404	1,381	2,792	63	796	1,022	16
Entities controlled by the Government
Enel Group	134	29		2	848		78	109	2	49
Finmeccanica Group	20	51		7	54		17	2
Snam Group	337	564	13	38	2,038	4	792	87	1
Terna Group	46	61		134	149	13	126	38	2	19
GSE - Gestore Servizi Energetici	86	135		811		96	265	21	9
Other (*)	34	21			58	4	31	2
	657	861	13	992	3,147	117	1,309	259	14	68
Pension funds and foundations		2			4	51
	1,535	2,181	6,417	2,373	5,943	231	2,105	1,281	30	68

(*) Each individual amount included herein was lower than euro 50 million.

Contents
Eni Annual Report / Notes to the Consolidated Financial Statements

Most significant transactions with joint ventures, associates and unconsolidated subsidiaries concerned:
- sale of gas outside Italy to EnBW Eni Verwaltungsgesellschaft mbH and Unión Fenosa Gas Comercializadora SA;
- provisions of specialized services in upstream activities and Eni’s share of expenses incurred to develop oil fields from Agiba Petroleum Co, Agip Kazakhstan North Caspian Operating Co NV, Karachaganak Petroleum Operating BV, Mellitah Oil & Gas BV, Petrobel Belayim Petroleum Co and, only with Karachaganak Petroleum Operating BV, purchase of oil products and with Agip Kazakhstan North Caspian Operating Co NV, provisions of services by the Engineering & Construction segment; services charged to Eni’s associates are invoiced on the basis of incurred costs;
- payments for refining services to Bayernoil Raffineriegesellschaft mbH and Raffineria di Milazzo ScpA on the basis of incurred costs;
- acquisition of natural gas transport services outside Italy from Blue Stream Pipeline Co BV and GreenStream BV;
- supply of oil products from Raffineria di Milazzo ScpA on the basis of prices referred to the quotations on international oil markets, as they would be conducted on an arm’s length basis;
- transactions related to the planning and the construction of the tracks for high speed/high capacity trains from Milan to Bologna with CEPAV (Consorzio Eni per l’Alta Velocità) Uno and related guarantees;
- transactions related to the planning and the construction of the tracks for high speed/high capacity trains from Milan to Verona with CEPAV (Consorzio Eni per l’Alta Velocità) Due;
- transactions with InAgip doo related to the redetermination of the interest in an offshore field located in the Adriatic Sea;
- planning, construction and technical assistance to support by KWANDA - Suporte Logistico Lda and Petromar Lda;
- guarantees issued on behalf of Petromar Lda and Saipon Snc in relation to contractual commitments related to the execution of project planning and realization;
- mainly dividends receivables to be cashed in from PetroSucre SA;
- supply of petrochemical products from Supermetanol CA on the basis of prices referred to the quotations on international markets;
- performance guarantees given on behalf of Unión Fenosa Gas SA in relation to contractual commitments related to the results of operations and sales of LNG;
- guarantees issued in relation to the construction of an oil pipeline on behalf of Eni BTC Ltd;
- services for the environmental restoration to Industria Siciliana Acido Fosforico - ISAF - SpA (in liquidation).
The most significant transactions with entities controlled by the Italian Government concerned:
- sale of fuel oil, sale and purchase of electricity, acquisition of electricity transmission services and fair value of derivative financial instruments with Enel Group;
- a long-term contract for the maintenance at the Group’s combined-cycle power plants with Finmeccanica Group;
- acquisition of natural gas transportation, distribution and storage services from Snam Group on the basis of tariffs set by the Authority for Electricity and Gas;
- supply of natural gas to Snam Group on the basis of prices referred to the quotations of the main energy commodities, as they would be conducted on an arm’s length basis;
- sale and purchase of electricity and green certificates with GSE - Gestore Servizi Energetici;
- sale and purchase of electricity, the acquisition of domestic electricity transmission service and the fair value of derivative financial instruments included in the prices of electricity related to sale/purchase transactions with Terna Group.
Transactions with pension funds and foundation concerned:
- provisions to pension funds for euro 41 million;
- contributions to Eni Foundation for euro 10 million and to Eni Enrico Mattei Foundation for euro 4 million.

Contents
Eni Annual Report / Notes to the Consolidated Financial Statements

Financing transactions with related parties

(euro million)	December 31, 2011	2011

Name	Receivables	Payables	Guarantees	Charges	Gains	Income from equity instruments
Joint ventures and associates
Artic Russia BV		3	204
Bayernoil Raffineriegesellschaft mbH	107
Blue Stream Pipeline Co BV		291	669		6
CEPAV (Consorzio Eni per l’Alta Velocità) Due			84
GreenStream BV	503	1			26
Raffineria di Milazzo ScpA	60		88		1
Société Centrale Electrique du Congo SA	93		6
Transmediterranean Pipeline Co Ltd	115				4
Unión Fenosa Gas SA		85
Other (*)	104	64		1	9
	982	444	1,051	1	46
Unconsolidated subsidiaries
Other (*)	57	59	1		3
	57	59	1		3
Entities controlled by the Government
Cassa Depositi e Prestiti Group						338
						338
	1,039	503	1,052	1	49	338

(*) Each individual amount included herein was lower than euro 50 million.

(euro million)	December 31, 2012	2012

Name	Receivables	Payables	Guarantees	Charges	Gains	Income from equity instruments
Continuing operations
Joint ventures and associates
Bayernoil Raffineriegesellschaft mbH	94				1
Blue Stream Pipeline Co BV		291	657	2	3
CARDÓN IV SA	80				3
CEPAV (Consorzio Eni per l’Alta Velocità) Due			84
GreenStream BV	453				29
Raffineria di Milazzo ScpA	40		75		2
Société Centrale Electrique du Congo SA	92		5
Transmediterranean Pipeline Co Ltd	82				6
Other (*)	94	63	7	1	2
	935	354	828	3	46
Unconsolidated subsidiaries
Other (*)	58	49	1	1
	58	49	1	1
Entities controlled by the Government
Cassa Depositi e Prestiti Group	883				6
Snam Group	141				1
	1,024				7
	2,017	403	829	4	53
Discontinued operations
Entities controlled by the Government
Cassa Depositi e Prestiti Group						2,019
						2,019
	2,017	403	829	4	53	2,019

(*) Each individual amount included herein was lower than euro 50 million.

Contents
Eni Annual Report / Notes to the Consolidated Financial Statements

(euro million)	December 31, 2013	2013

Name	Receivables	Payables	Guarantees	Charges	Gains	Income from equity instruments
Joint ventures and associates
Bayernoil Raffineriegesellschaft mbH	84
Blue Stream Pipeline Co BV		281		2
CARDÓN IV SA	236				10
CEPAV (Consorzio Eni per l’Alta Velocità) Due			150
GreenStream BV	405	1			25
Matrica SpA	100				4
Raffineria di Milazzo ScpA	60		83		2
Shatskmorneftegaz Sarl	51			13
Société Centrale Electrique du Congo SA	74		5
Unión Fenosa Gas SA		120
Other (*)	85	42	14	72	11
	1,095	444	252	87	52
Unconsolidated subsidiaries
Other (*)	59	57	1		1
	59	57	1		1
Entities controlled by the Government		1			3
	1,154	502	253	87	56

(*) Each individual amount included herein was lower than euro 50 million.

Most significant transactions with joint ventures, associates and unconsolidated subsidiaries concerned:
- a cash deposit at Eni’s financial companies on behalf of Blue Stream Pipeline Co BV and Unión Fenosa Gas SA;
- bank debt guarantees issued on behalf of CEPAV (Consorzio Eni per l’Alta Velocità) Due and Raffineria di Milazzo ScpA;
- financing loans granted to Bayernoil Raffineriegesellschaft mbH for capital expenditures in refining plants, to CARDÓN IV SA for the exploration and development activities of a gas field and to Société Centrale Electrique du Congo SA for the construction of an electric plant in Congo;
- financing loans granted to GreenStream BV for the construction of natural gas transmission facilities and transport services;
- financing loans granted to Matrica SpA in relation to the “Green Chemistry” project at the Porto Torres plant;
- financing loans granted to Shatskmorneftegaz Sarl in relation to exploration activities in the Black Sea.

Contents
Eni Annual Report / Notes to the Consolidated Financial Statements

Impact of transactions and positions with related parties on the balance sheet, profit and loss account and statement of cash flows
The impact of transactions and positions with related parties on the balance sheet consisted of the following:

December 31, 2011	December 31, 2012	December 31, 2013

(euro million)	Total	Related parties	Impact %	Total	Related parties	Impact %	Total	Related parties	Impact %
Trade and other receivables	24,595	1,496	6.08	28,747	2,714	9.44	29,073	2,072	7.13
Other current assets	2,326	2	0.09	1,624	8	0.49	1,325	15	1.13
Other non-current financial assets	1,578	704	44.61	1,229	642	52.24	1,097	560	51.05
Other non-current assets	4,225	3	0.07	4,400	43	0.98	3,683	42	1.14
Current financial liabilities	4,459	503	11.28	2,223	403	18.13	2,742	502	18.31
Trade and other payables	22,912	1,446	6.31	23,581	1,616	6.85	23,598	2,164	9.17
Other liabilities	2,237			1,437	6	0.42	1,448	17	1.17
Other non-current liabilities	2,900			1,977	16	0.81	1,704

The impact of transactions with related parties on the profit and loss accounts consisted of the following:

2011	2012	2013

(euro million)	Total	Related parties	Impact %	Total	Related parties	Impact %	Total	Related parties	Impact %
Continuing operations
Net sales from operations	107,690	3,477	3.23	127,220	3,783	2.97	114,722	3,386	2.95
Other income and revenues	926	41	4.43	1,546	56	3.62	1,385	30	2.17
Purchases, services and other	78,795	5,880	7.46	95,363	6,604	6.93	90,213	8,506	9.43
Payroll and related costs	4,404	33	0.75	4,613	21	0.46	5,264	41	0.78
Other operating income (expense)	171	32	18.71	(158)	10	..	(71)	68	..
Financial income	6,376	49	0.77	7,218	53	0.73	5,746	56	0.97
Financial expense	7,410	1	0.01	8,314	4	0.05	6,649	87	1.31
Other gain (loss) from investments	1,623	338	20.83	2,603			5,863
Discontinued operations
Net sales from operations	1,906	407	21.35	1,886	303	16.07
Operating expenses	1,274	7	0.55	995	88	8.84
Income (expense) from investments	48			3,508	2,019	57.55

Transactions with related parties were part of the ordinary course of Eni’s business and were mainly conducted on an arm’s length basis.
Main cash flows with related parties are provided below:

(euro million)	2011	2012	2013
Revenues and other income	3,518	3,839	3,416
Costs and other expenses	(4,497)	(5,375)	(7,337)
Other operating income (loss)	32	10	68
Net change in trade and other receivables and liabilities	(140)	(280)	446
Net interests	48	49	53
Net cash provided from operating activities - Continuing operations	(1,039)	(1,757)	(3,354)
Net cash provided from operating activities - Discontinued operations	400	215
Net cash provided from operating activities	(639)	(1,542)	(3,354)
Capital expenditures in tangible and intangible assets	(1,416)	(1,250)	(1,210)
Disposal of investments	533	3,517
Net change in accounts payable and receivable in relation to investments	(21)	261	(13)
Change in financial receivables	104	(993)	825
Net cash used in investing activities	(800)	1,535	(398)
Change in financial liabilities	348	(94)	118
Net cash used in financing activities	348	(94)	118
Total financial flows to related parties	(1,091)	(101)	(3,634)

Contents
Eni Annual Report / Notes to the Consolidated Financial Statements

The impact of cash flows with related parties consisted of the following:

2011	2012	2013

(euro million)	Total	Related parties	Impact %	Total	Related parties	Impact %	Total	Related parties	Impact %
Cash provided from operating activities	14,382	(639)	..	12,371	(1,542)	..	10,969	(3,354)	..
Cash used in investing activities	(11,218)	(800)	7.13	(8,291)	1,535	..	(10,943)	(398)	3.64
Cash used in financing activities	(3,223)	348	..	2,201	(94)	..	(2,453)	118	..

44 Significant non-recurring events and operations

In 2012 and in 2013, Eni did not report any non-recurring events and operations.
In 2011, a non-recurring provision amounting to euro 69 million was made to reflect the expected liabilities on an antitrust proceeding in the European sector of rubbers taking into account an unfavorable sentence issued by the Court of Justice of the European Community on the matter.

45 Positions or transactions deriving from atypical and/or unusual operations

In 2011, 2012 and 2013 no transactions deriving from atypical and/or unusual operations were reported.

46 Subsequent events

On March 31, 2014, Eni and Statoil have signed final agreement on the revision of the long-term gas supply contract currently in force between the two parties. The revision is reflecting changed fundamentals in the gas sector and will determine a positive effect in 2014 profit. The final agreement, which follows the Heads of Agreement signed on February 27, 2014, implies the end of the arbitration proceedings previously initiated by Eni.

Contents
Eni Annual Report / Supplemental oil and gas information

Supplemental oil and gas information (unaudited)

The following information pursuant to “International Financial Reporting Standards” (IFRS) is presented in accordance with FASB Extractive Activities - Oil & Gas (Topic 932). Amounts related to minority interests are not significant.

Capitalized costs
Capitalized costs represent the total expenditures for proved and unproved mineral interests and related support equipment and facilities utilized in oil and gas exploration and production activities, together with related accumulated depreciation, depletion and amortization. Capitalized costs by geographical area consist of the following:

(euro million)	Italy	Rest of Europe	North Africa	Sub-Saharan Africa	Kazakhstan	Rest of Asia	Americas	Australia and Oceania	Total
2012
Consolidated subsidiaries
Proved mineral interests	12,579	12,428	16,240	20,875	2,451	6,477	10,018	1,894	82,962
Unproved mineral interests	31	324	411	3,047	39	1,467	1,249	200	6,768
Support equipment and facilities	267	39	1,421	961	75	78	59	12	2,912
Incomplete wells and other	732	3,347	3,181	974	5,746	358	876	1	15,215
Gross Capitalized Costs	13,609	16,138	21,253	25,857	8,311	8,380	12,202	2,107	107,857
Accumulated depreciation, depletion and amortization	(9,364)	(9,346)	(10,671)	(14,225)	(928)	(6,002)	(7,879)	(832)	(59,247)
Net Capitalized Costs consolidated subsidiaries (a) (b)	4,245	6,792	10,582	11,632	7,383	2,378	4,323	1,275	48,610
Equity-accounted entities
Proved mineral interests		1	83	52		964	322		1,422
Unproved mineral interests		54				279			333
Support equipment and facilities			7			6	3		16
Incomplete wells and other		22	1	1,052		114	200		1,389
Gross Capitalized Costs		77	91	1,104		1,363	525		3,160
Accumulated depreciation, depletion and amortization		(55)	(72)			(421)	(111)		(659)
Net Capitalized Costs equity-accounted entities (a) (b)		22	19	1,104		942	414		2,501
2013
Consolidated subsidiaries
Proved mineral interests	13,516	12,497	18,237	21,854	2,351	6,604	10,652	1,662	87,373
Unproved mineral interests	31	385	428	2,835	37	1,441	1,419	190	6,766
Support equipment and facilities	269	37	1,370	992	78	90	57	12	2,905
Incomplete wells and other	799	2,803	1,105	1,851	6,069	634	669	24	13,954
Gross Capitalized Costs	14,615	15,722	21,140	27,532	8,535	8,769	12,797	1,888	110,998
Accumulated depreciation, depletion and amortization	(10,269)	(8,581)	(11,370)	(15,562)	(1,000)	(6,269)	(8,406)	(723)	(62,180)
Net Capitalized Costs consolidated subsidiaries (a) (b)	4,346	7,141	9,770	11,970	7,535	2,500	4,391	1,165	48,818
Equity-accounted entities
Proved mineral interests		2	77	34		438	429		980
Unproved mineral interests		52				74			126
Support equipment and facilities			7			1	3		11
Incomplete wells and other		20	4	1,059			378		1,461
Gross Capitalized Costs		74	88	1,093		513	810		2,578
Accumulated depreciation, depletion and amortization		(56)	(67)			(405)	(145)		(673)
Net Capitalized Costs equity-accounted entities (a) (b)		18	21	1,093		108	665		1,905

(a) The amounts include net capitalized financial charges totaling euro 672 million in 2012 and euro 715 million in 2013 for the consolidated subsidiaries and euro 24 million in 2012 and euro 12 million in 2013 for equity-accounted entities.
(b) The amounts do not include costs associated with exploration activities which are capitalized in order to reflect their investment nature and amortized in full when incurred. The “Successful Effort Method” application would have led to an increase in net capitalized costs of euro 4,071 million in 2012 and euro 3,703 million in 2013 for the consolidated subsidiaries and euro 74 million in 2012 and euro 76 million in 2013 for equity-accounted entities.

Contents
Eni Annual Report / Supplemental oil and gas information

Costs incurred
Costs incurred represent amounts both capitalized and expensed in connection with oil and gas producing activities. Costs incurred by geographical area consist of the following:

(euro million)	Italy	Rest of Europe	North Africa	Sub-Saharan Africa	Kazakhstan	Rest of Asia	Americas	Australia and Oceania	Total
2011
Consolidated subsidiaries
Proved property acquisitions
Unproved property acquisitions			57	697					754
Exploration	38	100	128	482	6	156	60	240	1,210
Development (a)	815	1,921	1,487	1,698	935	385	971	70	8,282
Total costs incurred consolidated subsidiaries	853	2,021	1,672	2,877	941	541	1,031	310	10,246
Equity-accounted entities
Proved property acquisitions
Unproved property acquisitions
Exploration		5		5		8	9		27
Development (b)		2	3	659		68	154		886
Total costs incurred equity-accounted entities		7	3	664		76	163		913
2012
Consolidated subsidiaries
Proved property acquisitions			14	27			2		43
Unproved property acquisitions
Exploration	32	151	153	1,142	3	193	80	96	1,850
Development (a)	1,045	2,485	1,441	2,246	762	702	1,071	16	9,768
Total costs incurred consolidated subsidiaries	1,077	2,636	1,608	3,415	765	895	1,153	112	11,661
Equity-accounted entities
Proved property acquisitions
Unproved property acquisitions
Exploration		13	2	11		4			30
Development (b)		19	7	117		188	154		485
Total costs incurred equity-accounted entities		32	9	128		192	154		515
2013
Consolidated subsidiaries
Proved property acquisitions			64						64
Unproved property acquisitions			45						45
Exploration	32	357	95	757	1	233	110	84	1,669
Development (a)	697	1,855	765	2,617	600	719	1,141	57	8,451
Total costs incurred consolidated subsidiaries	729	2,212	969	3,374	601	952	1,251	141	10,229
Equity-accounted entities
Proved property acquisitions
Unproved property acquisitions
Exploration		5	3			81	1		90
Development (b)		1	5	39		353	318		716
Total costs incurred equity-accounted entities		6	8	39		434	319		806

(a) Includes the abandonment costs of the assets for euro 918 million in 2011, for euro 1,381 million in 2012 and negative for euro 191 million in 2013.
(b) Includes the abandonment costs of the assets for euro 15 million in 2011, for euro 63 million in 2012 and for euro 10 million in 2013.

Contents
Eni Annual Report / Supplemental oil and gas information

Results of operations from oil and gas producing activities
Results of operations from oil and gas producing activities represent only those revenues and expenses directly associated with such activities, including operating overheads. These amounts do not include any allocation of interest expense or general corporate overhead and, therefore, are not necessarily indicative of the contributions to consolidated net earnings of Eni. Related income taxes are computed by applying the local income tax rates to the pre-tax income from producing activities. Eni is a party to certain Production Sharing Agreements (Pass), whereby a portion of Eni’s share of oil and gas production is withheld and sold by its joint venture partners which are state owned entities, with proceeds being remitted to the state in satisfaction of Eni’s PSA related tax liabilities. Revenue and income taxes include such taxes owed by Eni but paid by state-owned entities out of Eni’s share of oil and gas production. Results of operations from oil and gas producing activities by geographical area consist of the following:

(euro million)	Italy	Rest of Europe	North Africa	Sub-Saharan Africa	Kazakhstan	Rest of Asia	Americas	Australia and Oceania	Total
2011
Consolidated subsidiaries
Revenues:
- sales to consolidated entities	3,583	3,695	1,956	5,945	411	178	1,634	93	17,495
- sales to third parties		514	5,090	1,937	1,268	1,233	132	344	10,518
Total revenues	3,583	4,209	7,046	7,882	1,679	1,411	1,766	437	28,013
Operations costs	(284)	(566)	(483)	(830)	(171)	(183)	(364)	(88)	(2,969)
Production taxes	(245)		(165)	(853)		(37)			(1,300)
Exploration expenses	(38)	(113)	(128)	(509)	(6)	(177)	(136)	(58)	(1,165)
D.D. & A. and provision for abandonment (a)	(606)	(704)	(843)	(1,435)	(112)	(486)	(901)	(103)	(5,190)
Other income (expense)	(562)	142	(508)	(314)	(160)	(151)	125	8	(1,420)
Pretax income from producing activities	1,848	2,968	4,919	3,941	1,230	377	490	196	15,969
Income taxes	(761)	(2,043)	(3,013)	(2,680)	(413)	(157)	(184)	(120)	(9,371)
Results of operations from E&P activities of consolidated subsidiaries (b)	1,087	925	1,906	1,261	817	220	306	76	6,598
Equity-accounted entities
Revenues:
- sales to consolidated entities
- sales to third parties		2	19	93		89	262		465
Total revenues		2	19	93		89	262		465
Operations costs			(11)	(10)		(9)	(17)		(47)
Production taxes		(1)	(4)				(113)		(118)
Exploration expenses		(6)		(5)		(8)	(9)		(28)
D.D. & A. and provision for abandonment			(1)	(24)		(23)	(21)		(69)
Other income (expense)		(4)	6	11		(20)	(51)		(58)
Pretax income from producing activities		(9)	9	65		29	51		145
Income taxes			(4)	(35)		(32)	(4)		(75)
Results of operations from E&P activities of equity-accounted entities (b)		(9)	5	30		(3)	47		70

(a) Includes asset impairments amounting to euro 189 million in 2011.
(b) The “Successful Effort Method” application would have led to an increase of euro 118 million in 2011 for the consolidated subsidiaries and an increase of euro 20 million in 2011 for equity-accounted entities.

Contents
Eni Annual Report / Supplemental oil and gas information

(euro million)	Italy	Rest of Europe	North Africa	Sub-Saharan Africa	Kazakhstan	Rest of Asia	Americas	Australia and Oceania	Total
2012
Consolidated subsidiaries
Revenues:
- sales to consolidated entities	3,712	3,177	2,338	6,040	459	425	1,614	425	18,190
- sales to third parties	50	715	9,129	2,243	1,368	1,387	106	333	15,331
Total revenues	3,762	3,892	11,467	8,283	1,827	1,812	1,720	758	33,521
Operations costs	(302)	(655)	(606)	(913)	(188)	(209)	(361)	(134)	(3,368)
Production taxes	(307)		(390)	(818)		(43)			(1,558)
Exploration expenses	(32)	(154)	(153)	(993)	(3)	(230)	(147)	(123)	(1,835)
D.D. & A. and provision for abandonment (a)	(779)	(683)	(1,137)	(1,750)	(120)	(720)	(1,256)	(167)	(6,612)
Other income (expenses)	(198)	(122)	(934)	(435)	206	(149)	74	(42)	(1,600)
Pretax income from producing activities	2,144	2,278	8,247	3,374	1,722	461	30	292	18,548
Income taxes	(919)	(1,524)	(5,194)	(2,508)	(736)	(176)	(14)	(164)	(11,235)
Results of operations from E&P activities of consolidated subsidiaries (b)	1,225	754	3,053	866	986	285	16	128	7,313
Equity-accounted entities
Revenues:
- sales to consolidated entities
- sales to third parties		2	20	44		144	300		510
Total revenues		2	20	44		144	300		510
Operations costs			(10)	(5)		(14)	(20)		(49)
Production taxes		(1)	(3)			(4)	(128)		(136)
Exploration expenses		(5)	(2)	(11)		(4)			(22)
D.D. & A. and provision for abandonment		(50)	(2)	(13)		(41)	(35)		(141)
Other income (expenses)		(7)	2	(48)		(6)	(55)		(114)
Pretax income from producing activities		(61)	5	(33)		75	62		48
Income taxes			(3)	4		(36)	(38)		(73)
Results of operations from E&P activities of equity-accounted entities (b)		(61)	2	(29)		39	24		(25)

(a) Includes asset impairments amounting to euro 547 million in 2012.
(b) The “Successful Effort Method” application would have led to an increase of euro 189 million in 2012 for the consolidated subsidiaries and a decrease of euro 2 million in 2012 for equity-accounted entities.

Contents
Eni Annual Report / Supplemental oil and gas information

(euro million)	Italy	Rest of Europe	North Africa	Sub-Saharan Africa	Kazakhstan	Rest of Asia	Americas	Australia and Oceania	Total
2013
Consolidated subsidiaries
Revenues:
- sales to consolidated entities	3,784	2,468	2,341	5,264	396	870	1,537	146	16,806
- sales to third parties		704	7,723	1,855	1,175	864	93	338	12,752
Total revenues	3,784	3,172	10,064	7,119	1,571	1,734	1,630	484	29,558
Operations costs	(391)	(717)	(649)	(932)	(192)	(224)	(342)	(119)	(3,566)
Production taxes	(326)		(317)	(710)		(38)		(25)	(1,416)
Exploration expenses	(32)	(288)	(95)	(869)	(1)	(205)	(136)	(110)	(1,736)
D.D. & A. and provision for abandonment (a)	(909)	(573)	(1,192)	(1,882)	(111)	(524)	(848)	43	(5,996)
Other income (expense)	(271)	161	(1,009)	(519)	(105)	(140)	20	(11)	(1,874)
Pretax income from producing activities	1,855	1,755	6,802	2,207	1,162	603	324	262	14,970
Income taxes	(873)	(1,006)	(4,281)	(1,702)	(396)	(178)	(117)	(149)	(8,702)
Results of operations from E&P activities of consolidated subsidiaries (b)	982	749	2,521	505	766	425	207	113	6,268
Equity-accounted entities
Revenues:
- sales to consolidated entities
- sales to third parties			20	26		199	243		488
Total revenues			20	26		199	243		488
Operations costs			(11)	(44)		(18)	(23)		(96)
Production taxes			(4)			(14)	(113)		(131)
Exploration expenses		(8)	(3)			(25)	(1)		(37)
D.D. & A. and provision for abandonment		(1)	(1)			(65)	(40)		(107)
Other income (expense)		(4)	5	(12)		(13)	(38)		(62)
Pretax income from producing activities		(13)	6	(30)		64	28		55
Income taxes			(4)	(10)		(35)	30		(19)
Results of operations from E&P activities of equity-accounted entities (b)		(13)	2	(40)		29	58		36

(a) Includes asset impairments amounting to euro 15 million in 2013.
(b) The “Successful Effort Method” application would have led to a decrease of euro 20 million in 2013 for the consolidated subsidiaries and an increase of euro 6 million in 2013 for equity-accounted entities.

Contents
Eni Annual Report / Supplemental oil and gas information

Oil and natural gas reserves

Eni’s criteria concerning evaluation and classification of proved developed and undeveloped reserves follow Regulation S-X 4-10 of the US Securities and Exchange Commission and have been disclosed in accordance with FASB Extractive Activities - Oil & Gas (Topic 932).
Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible, from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations, prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time. Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions. In 2013, the average price for the marker Brent crude oil was $108 per barrel. Net proved reserves exclude interests and royalties owned by others. Proved reserves are classified as either developed or undeveloped. Developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well. Undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Since 1991, Eni has requested qualified independent oil engineering companies to carry out an independent evaluation23 of part of its proved reserves on a rotational basis. The description of qualifications of the person primarily responsible of the reserves audit is included in the third party audit report24. In the preparation of their reports, independent evaluators rely, without independent verification, upon data furnished by Eni with respect to property interest, production, current costs of operation and development, sale agreements, prices and other factual information and data that were accepted as represented by the independent evaluators. These data, equally used by Eni in its internal process, include logs, directional surveys, core and PVT (Pressure Volume Temperature) analysis, maps, oil/gas/water production/injection data of wells, reservoir studies and technical analysis relevant to field performance, long-term development plans, future capital and operating costs. In order to calculate the economic value of Eni equity reserves, actual prices applicable to hydrocarbon sales, price adjustments required by applicable contractual arrangements, and other pertinent information are provided. In 2013, Ryder Scott Company and DeGolyer and MacNaughton24 provided an independent evaluation of about 30% of Eni’s total proved reserves as of December 31, 201325, confirming, as in previous years, the reasonableness of Eni’s internal evaluations. In the three year period from 2011 to 2013, 92% of Eni’s total proved reserves were subject to independent evaluation. As of December 31, 2013, the principal properties not subjected to independent evaluation in the last three years are M’Boundi (Congo) and Elgin Franklin (UK). Eni operates under Production Sharing Agreements, PSAs, in several of the foreign jurisdictions where it has oil and gas exploration and production activities. Reserves of oil and natural gas to which Eni is entitled under PSA arrangements are shown in accordance with Eni’s economic interest in the volumes of oil and natural gas estimated to be recoverable in future years. Such reserves include estimated quantities allocated to Eni for recovery of costs, income taxes owed by Eni but settled by its joint venture partners (which are state-owned entities) out of Eni’s share of production and Eni’s net equity share after cost recovery. Proved oil and gas reserves associated with PSAs represented 49%, 47% and 51% of total proved reserves as of December 31, 2011, 2012 and 2013, respectively, on an oil-equivalent basis. Similar effects as PSAs apply to service and “buyback” contracts; proved reserves associated with such contracts represented 1%, 2% and 3% of total proved reserves on an oil-equivalent basis as of December 31, 2011, 2012 and 2013, respectively. Oil and gas reserves quantities include: (i) oil and natural gas quantities in excess of cost recovery which the company has an obligation to purchase under certain PSAs with governments or authorities, whereby the company serves as producer of reserves. Reserves volumes associated with oil and gas deriving from such obligation represent 0.8%, 1.1% and 1% of total proved reserves as of December 31, 2011, 2012 and 2013, respectively, on an oil equivalent basis; (ii) volumes of natural gas used for own consumption; (iii) the quantities of hydrocarbons related to the Angola LNG plant. Numerous uncertainties are inherent in estimating quantities of proved reserves, in projecting future productions and development expenditures. The accuracy of any reserve estimate is a function of the quality of available data and engineering and geological interpretation and evaluation. The results of drilling, testing and production after the date of the estimate may require substantial upward or downward revisions. In addition, changes in oil and natural gas prices have an effect on the quantities of Eni’s proved reserves since estimates of reserves are based on prices and costs relevant to the date when such estimates are made. Consequently, the evaluation of reserves could also significantly differ from actual oil and natural gas volumes that will be produced.
The following table presents yearly changes in estimated proved reserves, developed and undeveloped, of crude oil (including condensate and natural gas liquids) and natural gas as of December 31, 2011, 2012 and 2013.

(23) From 1991 to 2002 DeGolyer and McNaughton, from 2003 also Ryder Scott.
(24) The reports of independent engineers are available on Eni website eni.com, section Publications/Annual Report 2013.
(25) Including reserves of equity-accounted entities.

Contents
Eni Annual Report / Supplemental oil and gas information

Crude oil (including condensate and natural gas liquids)

(million barrels)	Italy	Rest of Europe	North Africa	Sub-Saharan Africa	Kazakhstan	Rest of Asia	Americas	Australia and Oceania	Total
2011
Reserves of consolidated subsidiaries at December 31, 2010	248	349	978	750	788	139	134	29	3,415
of which: developed	183	207	656	533	251	39	62	20	1,951
of which: undeveloped	65	142	322	217	537	100	72	9	1,464
Purchase of minerals in place
Revisions of previous estimates	34	58	10	14	(112)	(20)	1		(15)
Improved recovery		2	2	2					6
Extensions and discoveries		9	2	11			17		39
Production	(23)	(44)	(75)	(100)	(23)	(13)	(20)	(4)	(302)
Sales of minerals in place		(2)		(7)					(9)
Reserves of consolidated subsidiaries at December 31, 2011	259	372	917	670	653	106	132	25	3,134
Reserves of equity-accounted entities at December 31, 2010			19	6		44	139		208
of which: developed			18	4		5	25		52
of which: undeveloped			1	2		39	114		156
Purchase of minerals in place
Revisions of previous estimates				11		6	11		28
Improved recovery							1		1
Extensions and discoveries				6		60	4		70
Production			(2)	(1)			(4)		(7)
Sales of minerals in place
Reserves of equity-accounted entities at December 31, 2011			17	22		110	151		300
Reserves at December 31, 2011	259	372	934	692	653	216	283	25	3,434
Developed	184	195	638	487	215	34	117	25	1,895
consolidated subsidiaries	184	195	622	483	215	34	92	25	1,850
equity-accounted entities			16	4			25		45
Undeveloped	75	177	296	205	438	182	166		1,539
consolidated subsidiaries	75	177	295	187	438	72	40		1,284
equity-accounted entities			1	18		110	126		255

Contents
Eni Annual Report / Supplemental oil and gas information

(million barrels)	Italy	Rest of Europe	North Africa	Sub-Saharan Africa	Kazakhstan	Rest of Asia	Americas	Australia and Oceania	Total
2012
Reserves of consolidated subsidiaries at December 31, 2011	259	372	917	670	653	106	132	25	3,134
of which: developed	184	195	622	483	215	34	92	25	1,850
of which: undeveloped	75	177	295	187	438	72	40		1,284
Purchase of minerals in place
Revisions of previous estimates	(9)	10	55	26	62	(9)	40	6	181
Improved recovery		1	20	7					28
Extensions and discoveries		3	10	65			8		86
Production	(23)	(35)	(98)	(90)	(22)	(15)	(26)	(7)	(316)
Sales of minerals in place				(6)	(23)				(29)
Reserves of consolidated subsidiaries at December 31, 2012	227	351	904	672	670	82	154	24	3,084
Reserves of equity-accounted entities at December 31, 2011			17	22		110	151		300
of which: developed			16	4			25		45
of which: undeveloped			1	18		110	126		255
Purchase of minerals in place
Revisions of previous estimates				(1)		2			1
Improved recovery
Extensions and discoveries			1			3			4
Production			(1)	(1)		(1)	(4)		(7)
Sales of minerals in place				(4)			(28)		(32)
Reserves of equity-accounted entities at December 31, 2012			17	16		114	119		266
Reserves at December 31, 2012	227	351	921	688	670	196	273	24	3,350
Developed	165	180	601	456	203	49	128	24	1,806
consolidated subsidiaries	165	180	584	456	203	41	109	24	1,762
equity-accounted entities			17			8	19		44
Undeveloped	62	171	320	232	467	147	145		1,544
consolidated subsidiaries	62	171	320	216	467	41	45		1,322
equity-accounted entities				16		106	100		222

Contents
Eni Annual Report / Supplemental oil and gas information

(million barrels)	Italy	Rest of Europe	North Africa	Sub-Saharan Africa	Kazakhstan	Rest of Asia	Americas	Australia and Oceania	Total
2013
Reserves of consolidated subsidiaries at December 31, 2012	227	351	904	672	670	82	154	24	3,084
of which: developed	165	180	584	456	203	41	109	24	1,762
of which: undeveloped	62	171	320	216	467	41	45		1,322
Purchase of minerals in place			3						3
Revisions of previous estimates	19	16	12	83	31	62	11	2	236
Improved recovery				5					5
Extensions and discoveries		1	2	51			4		58
Production	(26)	(28)	(91)	(88)	(22)	(16)	(22)	(4)	(297)
Sales of minerals in place		(10)							(10)
Reserves of consolidated subsidiaries at December 31, 2013	220	330	830	723	679	128	147	22	3,079
Reserves of equity-accounted entities at December 31, 2012			17	16		114	119		266
of which: developed			17			8	19		44
of which: undeveloped				16		106	100		222
Purchase of minerals in place
Revisions of previous estimates				(1)			1
Improved recovery
Extensions and discoveries
Production			(1)			(2)	(4)		(7)
Sales of minerals in place						(111)			(111)
Reserves of equity-accounted entities at December 31, 2013			16	15		1	116		148
Reserves at December 31, 2013	220	330	846	738	679	129	263	22	3,227
Developed	177	179	577	465	295	38	115	20	1,866
consolidated subsidiaries	177	179	561	465	295	38	96	20	1,831
equity-accounted entities			16				19		35
Undeveloped	43	151	269	273	384	91	148	2	1,361
consolidated subsidiaries	43	151	269	258	384	90	51	2	1,248
equity-accounted entities				15		1	97		113

Contents
Eni Annual Report / Supplemental oil and gas information

Natural Gas (a)

(billion cubic feet)	Italy (b)	Rest of Europe	North Africa	Sub-Saharan Africa	Kazakhstan	Rest of Asia	Americas	Australia and Oceania	Total
2011
Reserves of consolidated subsidiaries at December 31, 2010	2,644	1,401	6,207	2,127	1,874	871	530	544	16,198
of which: developed	2,061	1,103	3,100	1,550	1,621	560	431	539	10,965
of which: undeveloped	583	298	3,107	577	253	311	99	5	5,233
Purchase of minerals in place	9								9
Revisions of previous estimates	80	199	436	(11)	(142)	(38)	51	96	671
Improved recovery		3							3
Extensions and discoveries	4	18	9	18			131		180
Production	(246)	(196)	(462)	(185)	(84)	(148)	(122)	(36)	(1,479)
Sales of minerals in place
Reserves of consolidated subsidiaries at December 31, 2011	2,491	1,425	6,190	1,949	1,648	685	590	604	15,582
Reserves of equity-accounted entities at December 31, 2010			24	118		1,520	22		1,684
of which: developed			22	4		214	6		246
of which: undeveloped			2	114		1,306	16		1,438
Purchase of minerals in place		2							2
Revisions of previous estimates			(2)	147		372	11		528
Improved recovery
Extensions and discoveries				74		1,150	1,274		2,498
Production			(2)	(1)		(9)			(12)
Sales of minerals in place
Reserves of equity-accounted entities at December 31, 2011		2	20	338		3,033	1,307		4,700
Reserves at December 31, 2011	2,491	1,427	6,210	2,287	1,648	3,718	1,897	604	20,282
Developed	1,977	995	3,087	1,441	1,480	552	393	491	10,416
consolidated subsidiaries	1,977	995	3,070	1,437	1,480	528	385	491	10,363
equity-accounted entities			17	4		24	8		53
Undeveloped	514	432	3,123	846	168	3,166	1,504	113	9,866
consolidated subsidiaries	514	430	3,120	512	168	157	205	113	5,219
equity-accounted entities		2	3	334		3,009	1,299		4,647

(a) Values lower than 1 bcf are not disclosed in this table.
(b) Including, approximately 767 and 767 bcf of natural gas held in storage at December 31, 2010 and December 31, 2011, respectively.

Contents
Eni Annual Report / Supplemental oil and gas information

(billion cubic feet)	Italy (b)	Rest of Europe	North Africa	Sub-Saharan Africa	Kazakhstan	Rest of Asia	Americas	Australia and Oceania	Total
2012
Reserves of consolidated subsidiaries at December 31, 2011	2,491	1,425	6,190	1,949	1,648	685	590	604	15,582
of which: developed	1,977	995	3,070	1,437	1,480	528	385	491	10,363
of which: undeveloped	514	430	3,120	512	168	157	205	113	5,219
Purchase of minerals in place
Revisions of previous estimates	154	45		284	141	18	(41)	5	606
Improved recovery
Extensions and discoveries	24	15	1	113	469	2	4		628
Production	(254)	(168)	(633)	(196)	(81)	(143)	(104)	(37)	(1,616)
Sales of minerals in place	(782)			(89)	(139)				(1,010)
Reserves of consolidated subsidiaries at December 31, 2012	1,633	1,317	5,558	2,061	2,038	562	449	572	14,190
Reserves of equity-accounted entities at December 31, 2011		2	20	338		3,033	1,307		4,700
of which: developed			17	4		24	8		53
of which: undeveloped		2	3	334		3,009	1,299		4,647
Purchase of minerals in place
Revisions of previous estimates		(2)	(2)	3		1	1,340		1,340
Improved recovery
Extensions and discoveries				17		38	739		794
Production			(2)	(2)		(29)			(33)
Sales of minerals in place				(3)			(31)		(34)
Reserves of equity-accounted entities at December 31, 2012			16	353		3,043	3,355		6,767
Reserves at December 31, 2012	1,633	1,317	5,574	2,414	2,038	3,605	3,804	572	20,957
Developed	1,325	925	2,736	1,429	1,401	774	340	459	9,389
consolidated subsidiaries	1,325	925	2,720	1,429	1,401	372	334	459	8,965
equity-accounted entities			16			402	6		424
Undeveloped	308	392	2,838	985	637	2,831	3,464	113	11,568
consolidated subsidiaries	308	392	2,838	632	637	190	115	113	5,225
equity-accounted entities				353		2,641	3,349		6,343

(b) Including, approximately 767 bcf of natural gas held in storage at December 31, 2011.

Contents
Eni Annual Report / Supplemental oil and gas information

(billion cubic feet)	Italy	Rest of Europe	North Africa	Sub-Saharan Africa	Kazakhstan	Rest of Asia	Americas	Australia and Oceania	Total
2013
Reserves of consolidated subsidiaries at December 31, 2012	1,633	1,317	5,558	2,061	2,038	562	449	572	14,190
of which: developed	1,325	925	2,720	1,429	1,401	372	334	459	8,965
of which: undeveloped	308	392	2,838	632	637	190	115	113	5,225
Purchase of minerals in place			5						5
Revisions of previous estimates	105	103	253	475	(3)	104	142	316	1,495
Improved recovery
Extensions and discoveries	24	1	24	14		208	7		278
Production	(230)	(157)	(609)	(176)	(78)	(130)	(89)	(40)	(1,509)
Sales of minerals in place		(17)							(17)
Reserves of consolidated subsidiaries at December 31, 2013	1,532	1,247	5,231	2,374	1,957	744	509	848	14,442
Reserves of equity-accounted entities at December 31, 2012			16	353		3,043	3,355		6,767
of which: developed			16			402	6		424
of which: undeveloped				353		2,641	3,349		6,343
Purchase of minerals in place
Revisions of previous estimates			1	(18)		16	(2)		(3)
Improved recovery
Extensions and discoveries
Production			(2)	(5)		(60)			(67)
Sales of minerals in place						(2,971)			(2,971)
Reserves of equity-accounted entities at December 31, 2013			15	330		28	3,353		3,726
Reserves at December 31, 2013	1,532	1,247	5,246	2,704	1,957	772	3,862	848	18,168
Developed	1,266	904	2,447	1,295	1,488	300	315	561	8,576
consolidated subsidiaries	1,266	904	2,432	1,295	1,488	286	310	561	8,542
equity-accounted entities			15			14	5		34
Undeveloped	266	343	2,799	1,409	469	472	3,547	287	9,592
consolidated subsidiaries	266	343	2,799	1,079	469	458	199	287	5,900
equity-accounted entities				330		14	3,348		3,692

Standardized measure of discounted future net cash flows

Estimated future cash inflows represent the revenues that would be received from production and are determined by applying the year-end average prices during the years ended. Future price changes are considered only to the extent provided by contractual arrangements. Estimated future development and production costs are determined by estimating the expenditures to be incurred in developing and producing the proved reserves at the end of the year. Neither the effects of price and cost escalations nor expected future changes in technology and operating practices have been considered. The standardized measure is calculated as the excess of future cash inflows from proved reserves less future costs of producing and developing the reserves, future income taxes and a yearly 10% discount factor. Future production costs include the estimated expenditures related to the production of proved reserves plus any production taxes without consideration of future inflation. Future development costs include the estimated costs of drilling development wells and installation of production facilities, plus the net costs associated with dismantlement and abandonment of wells and facilities, under the assumption that year-end costs continue without considering future inflation. Future income taxes were calculated in accordance with the tax laws of the Countries in which Eni operates. The standardized measure of discounted future net cash flows, related to the preceding proved oil and gas reserves, is calculated in accordance with the requirements of FASB Extractive Activities - Oil & Gas (Topic 932). The standardized measure does not purport to reflect realizable values or fair market value of Eni’s proved reserves. An estimate of fair value would also take into account, among other things, hydrocarbon resources other than proved reserves, anticipated changes in future prices and costs and a discount factor representative of the risks inherent in the oil and gas exploration and production activity.

Contents
Eni Annual Report / Supplemental oil and gas information

The standardized measure of discounted future net cash flows by geographical area consists of the following:

(euro million)	Italy	Rest of Europe	North Africa	Sub-Saharan Africa	Kazakhstan	Rest of Asia	Americas	Australia and Oceania	Total
December 31, 2011
Consolidated subsidiaries
Future cash inflows	38,200	37,974	109,825	59,263	50,443	10,403	11,980	5,185	323,273
Future production costs	(5,740)	(7,666)	(17,627)	(15,191)	(7,845)	(3,852)	(2,687)	(813)	(61,421)
Future development and abandonment costs	(4,712)	(7,059)	(9,639)	(5,734)	(3,705)	(2,842)	(1,836)	(224)	(35,751)
Future net inflow before income tax	27,748	23,249	82,559	38,338	38,893	3,709	7,457	4,148	226,101
Future income tax	(9,000)	(15,912)	(46,676)	(23,075)	(9,866)	(1,124)	(2,474)	(1,254)	(109,381)
Future net cash flows	18,748	7,337	35,883	15,263	29,027	2,585	4,983	2,894	116,720
10% discount factor	(9,692)	(2,572)	(16,191)	(4,833)	(17,599)	(559)	(1,914)	(1,122)	(54,482)
Standardized measure of discounted future net cash flows of consolidated subsidiaries at December 31, 2011	9,056	4,765	19,692	10,430	11,428	2,026	3,069	1,772	62,238
Equity-accounted entities
Future cash inflows		21	649	1,866		6,141	15,067		23,744
Future production costs		(5)	(259)	(471)		(1,540)	(4,598)		(6,873)
Future development and abandonment costs		(2)	(36)	(147)		(1,247)	(1,754)		(3,186)
Future net inflow before income tax		14	354	1,248		3,354	8,715		13,685
Future income tax		(3)	(3)	(189)		(824)	(5,368)		(6,387)
Future net cash flows		11	351	1,059		2,530	3,347		7,298
10% discount factor			(183)	(475)		(1,825)	(2,155)		(4,638)
Standardized measure of discounted future net cash flows of equity-accounted entities at December 31, 2011		11	168	584		705	1,192		2,660
Total consolidated subsidiaries and equity-accounted entities at December 31, 2011	9,056	4,776	19,860	11,014	11,428	2,731	4,261	1,772	64,898
December 31, 2012
Consolidated subsidiaries
Future cash inflows	30,308	38,912	108,343	56,978	53,504	7,881	11,008	4,957	311,891
Future production costs	(5,900)	(8,190)	(18,555)	(14,844)	(9,561)	(2,854)	(2,520)	(921)	(63,345)
Future development and abandonment costs	(3,652)	(7,511)	(8,412)	(6,873)	(3,802)	(1,974)	(1,502)	(197)	(33,923)
Future net inflow before income tax	20,756	23,211	81,376	35,261	40,141	3,053	6,986	3,839	214,623
Future income tax	(6,911)	(15,063)	(44,256)	(21,348)	(10,293)	(903)	(2,906)	(1,181)	(102,861)
Future net cash flows	13,845	8,148	37,120	13,913	29,848	2,150	4,080	2,658	111,762
10% discount factor	(5,519)	(2,630)	(16,539)	(4,976)	(17,943)	(496)	(1,337)	(1,030)	(50,470)
Standardized measure of discounted future net cash flows of consolidated subsidiaries at December 31, 2012	8,326	5,518	20,581	8,937	11,905	1,654	2,743	1,628	61,292
Equity-accounted entities
Future cash inflows		1	658	3,594		6,689	18,132		29,074
Future production costs			(203)	(576)		(2,216)	(5,003)		(7,998)
Future development and abandonment costs		(1)	(17)	(101)		(1,061)	(2,563)		(3,743)
Future net inflow before income tax			438	2,917		3,412	10,566		17,333
Future income tax			(36)	(1,291)		(795)	(5,729)		(7,851)
Future net cash flows			402	1,626		2,617	4,837		9,482
10% discount factor			(206)	(962)		(1,747)	(3,621)		(6,536)
Standardized measure of discounted future net cash flows of equity-accounted entities at December 31, 2012			196	664		870	1,216		2,946
Total consolidated subsidiaries and equity-accounted entities at December 31, 2012	8,326	5,518	20,777	9,601	11,905	2,524	3,959	1,628	64,238

Contents
Eni Annual Report / Supplemental oil and gas information

(euro million)	Italy	Rest of Europe	North Africa	Sub-Saharan Africa	Kazakhstan	Rest of Asia	Americas	Australia and Oceania	Total
December 31, 2013
Consolidated subsidiaries
Future cash inflows	28,829	33,319	92,661	58,252	50,754	12,487	10,227	5,294	291,823
Future production costs	(6,250)	(6,836)	(16,611)	(15,986)	(9,072)	(3,876)	(2,379)	(1,417)	(62,427)
Future development and abandonment costs	(4,593)	(6,202)	(8,083)	(7,061)	(3,445)	(3,960)	(1,561)	(279)	(35,184)
Future net inflow before income tax	17,986	20,281	67,967	35,205	38,237	4,651	6,287	3,598	194,212
Future income tax	(5,776)	(12,746)	(35,887)	(20,491)	(9,939)	(1,391)	(2,387)	(1,093)	(89,710)
Future net cash flows	12,210	7,535	32,080	14,714	28,298	3,260	3,900	2,505	104,502
10% discount factor	(5,048)	(2,110)	(14,327)	(5,619)	(16,984)	(1,683)	(1,353)	(1,201)	(48,325)
Standardized measure of discounted future net cash flows of consolidated subsidiaries at December 31, 2013	7,162	5,425	17,753	9,095	11,314	1,577	2,547	1,304	56,177
Equity-accounted entities
Future cash inflows			524	4,041		262	17,239		22,066
Future production costs			(164)	(1,465)		(38)	(5,467)		(7,134)
Future development and abandonment costs			(17)	(85)		(73)	(2,299)		(2,474)
Future net inflow before income tax			343	2,491		151	9,473		12,458
Future income tax			(20)	(1,617)		(61)	(4,156)		(5,854)
Future net cash flows			323	874		90	5,317		6,604
10% discount factor			(175)	(401)		(20)	(3,681)		(4,277)
Standardized measure of discounted future net cash flows of equity-accounted entities at December 31, 2013			148	473		70	1,636		2,327
Total consolidated subsidiaries and equity-accounted entities at December 31, 2013	7,162	5,425	17,901	9,568	11,314	1,647	4,183	1,304	58,504

Contents
Eni Annual Report / Supplemental oil and gas information

Changes in standardized measure of discounted future net cash flows

Changes in standardized measure of discounted future net cash flows for the years ended December 31, 2011, 2012 and 2013, are as follows:

(euro million)	Consolidated subsidiaries	Equity-accounted entities	Total
Standardized measure of discounted future net cash flows at December 31, 2010	46,077	1,083	47,160
Increase (Decrease):
- sales, net of production costs	(23,744)	(300)	(24,044)
- net changes in sales and transfer prices, net of production costs	40,961	442	41,403
- extensions, discoveries and improved recovery, net of future production and development costs	1,580	2,457	4,037
- changes in estimated future development and abandonment costs	(3,890)	(392)	(4,282)
- development costs incurred during the period that reduced future development costs	7,301	866	8,167
- revisions of quantity estimates	1,337	(87)	1,250
- accretion of discount	8,640	235	8,875
- net change in income taxes	(17,067)	(1,678)	(18,745)
- purchase of reserves-in-place	37	10	47
- sale of reserves-in-place	(146)		(146)
- changes in production rates (timing) and other	1,152	24	1,176
Net increase (decrease)	16,161	1,577	17,738
Standardized measure of discounted future net cash flows at December 31, 2011	62,238	2,660	64,898
Increase (Decrease):
- sales, net of production costs	(28,595)	(325)	(28,920)
- net changes in sales and transfer prices, net of production costs	2,264	(56)	2,208
- extensions, discoveries and improved recovery, net of future production and development costs	4,868	812	5,680
- changes in estimated future development and abandonment costs	(3,802)	(357)	(4,159)
- development costs incurred during the period that reduced future development costs	8,199	409	8,608
- revisions of quantity estimates	3,725	824	4,549
- accretion of discount	12,527	477	13,004
- net change in income taxes	2,207	(830)	1,377
- purchase of reserves-in-place
- sale of reserves-in-place	(1,509)	(615)	(2,124)
- changes in production rates (timing) and other	(830)	(53)	(883)
Net increase (decrease)	(946)	286	(660)
Standardized measure of discounted future net cash flows at December 31, 2012	61,292	2,946	64,238
Increase (Decrease):
- sales, net of production costs	(24,576)	(261)	(24,837)
- net changes in sales and transfer prices, net of production costs	(3,632)	(223)	(3,855)
- extensions, discoveries and improved recovery, net of future production and development costs	1,699	3	1,702
- changes in estimated future development and abandonment costs	(6,821)	(427)	(7,248)
- development costs incurred during the period that reduced future development costs	8,456	665	9,121
- revisions of quantity estimates	6,385	(298)	6,087
- accretion of discount	11,937	521	12,458
- net change in income taxes	5,587	379	5,966
- purchase of reserves-in-place	74		74
- sale of reserves-in-place	(252)	(770)	(1,022)
- changes in production rates (timing) and other	(3,972)	(208)	(4,180)
Net increase (decrease)	(5,115)	(619)	(5,734)
Standardized measure of discounted future net cash flows at December 31, 2013	56,177	2,327	58,504

Contents
Eni Annual Report / List of Eni's subsidiaries

List of Eni’s consolidated subsidiaries at December 31, 2013

Subsidiary	Country of Incorporation	Eni’s share of net profit (%)
Exploration & Production
Eni Angola SpA	Italy	100.00
Eni East Africa SpA	Italy	71.43
Eni Mediterranea Idrocarburi SpA	Italy	100.00
Eni Mozambico SpA	Italy	100.00
Eni Timor Leste SpA	Italy	100.00
Eni West Africa SpA	Italy	100.00
Eni Zubair SpA	Italy	100.00
Floaters SpA	Italy	100.00
Ieoc SpA	Italy	100.00
Società Adriatica Idrocarburi SpA	Italy	100.00
Società Ionica Gas SpA	Italy	100.00
Società Oleodotti Meridionali - SOM SpA	Italy	70.00
Società Petrolifera Italiana SpA	Italy	99.96
Tecnomare - Società per lo Sviluppo delle Tecnologie Marine SpA	Italy	100.00
Agip Caspian Sea BV	Netherlands	100.00
Agip Energy and Natural Resources (Nigeria) Ltd	Nigeria	100.00
Agip Karachaganak BV	Netherlands	100.00
Agip Oil Ecuador BV	Netherlands	100.00
Burren Energy (Bermuda) Ltd	Bermuda	100.00
Burren Energy (Services) Ltd	United Kingdom	100.00
Burren Energy Congo Ltd	British Virgin Islands	100.00
Burren Energy India Ltd	United Kingdom	100.00
Burren Energy Ltd	Cyprus	100.00
Burren Energy Plc	United Kingdom	100.00
Burren Resources Petroleum Ltd	Bermuda	100.00
Burren Shakti Ltd	Bermuda	100.00
Eni AEP Ltd	United Kingdom	100.00
Eni Algeria Exploration BV	Netherlands	100.00
Eni Algeria Ltd Sàrl	Luxembourg	100.00
Eni Algeria Production BV	Netherlands	100.00
Eni Ambalat Ltd	United Kingdom	100.00
Eni America Ltd	United States of America	100.00
Eni Angola Exploration BV	Netherlands	100.00
Eni Angola Production BV	Netherlands	100.00
Eni Arguni I Ltd	United Kingdom	100.00
Eni Australia BV	Netherlands	100.00
Eni Australia Ltd	United Kingdom	100.00
Eni BB Petroleum Inc	United States of America	100.00
Eni Bukat Ltd	United Kingdom	100.00
Eni Bulungan BV	Netherlands	100.00
Eni Canada Holding Ltd	Canada	100.00
Eni CBM Ltd	United Kingdom	100.00
Eni China BV	Netherlands	100.00
Eni Congo SA	Democratic Republic of Congo	100.00
Eni Croatia BV	Netherlands	100.00
Eni Cyprus Ltd	Cyprus	100.00
Eni Dación BV	Netherlands	100.00
Eni Denmark BV	Netherlands	100.00
Eni East Sepinggan Ltd	United Kingdom	100.00

Contents
Eni Annual Report / List of Eni's subsidiaries

Subsidiary	Country of Incorporation	Eni’s share of net profit (%)
Exploration & Production
Eni Elgin/Franklin Ltd	United Kingdom	100.00
Eni Energy Russia BV	Netherlands	100.00
Eni Engineering E&P Ltd	United Kingdom	100.00
Eni Exploration & Production Holding BV	Netherlands	100.00
Eni Gabon SA	Gabon	99.96
Eni Ganal Ltd	United Kingdom	100.00
Eni Gas & Power LNG Australia BV	Netherlands	100.00
Eni Ghana Exploration and Production Ltd	Ghana	100.00
Eni Hewett Ltd	United Kingdom	100.00
Eni India Ltd	United Kingdom	100.00
Eni Indonesia Ltd	United Kingdom	100.00
Eni International NA NV Sàrl	Luxembourg	100.00
Eni International Resources Ltd	United Kingdom	100.00
Eni Investments Plc	United Kingdom	100.00
Eni Iran BV	Netherlands	100.00
Eni Iraq BV	Netherlands	100.00
Eni Ireland BV	Netherlands	100.00
Eni JPDA 03-13 Ltd	United Kingdom	100.00
Eni JPDA 06-105 Pty Ltd	Australia	100.00
Eni JPDA 11-106 BV	Netherlands	100.00
Eni Kenya BV	Netherlands	100.00
Eni Krueng Mane Ltd	United Kingdom	100.00
Eni Lasmo Plc	United Kingdom	100.00
Eni Liberia BV	Netherlands	100.00
Eni Liverpool Bay Operating Co Ltd (former Eni Transportation Ltd)	United Kingdom	100.00
Eni LNS Ltd	United Kingdom	100.00
Eni Mali BV	Netherlands	100.00
Eni Marketing Inc	United States of America	100.00
Eni Middle East BV	Netherlands	100.00
Eni Middle East Ltd	United Kingdom	100.00
Eni MOG Ltd (in liquidation)	United Kingdom	100.00
Eni Muara Bakau BV	Netherlands	100.00
Eni Norge AS	Norway	100.00
Eni North Africa BV	Netherlands	100.00
Eni North Ganal Ltd	United Kingdom	100.00
Eni Oil & Gas Inc	United States of America	100.00
Eni Oil Algeria Ltd	United Kingdom	100.00
Eni Oil Holdings BV	Netherlands	100.00
Eni Pakistan (M) Ltd Sàrl	Luxembourg	100.00
Eni Pakistan Ltd	United Kingdom	100.00
Eni Papalang Ltd	United Kingdom	100.00
Eni Petroleum Co Inc	United States of America	100.00
Eni Petroleum US Llc	United States of America	100.00
Eni Polska spólka z ograniczona odpowiedzialnoscia	Poland	100.00
Eni Popodi Ltd	United Kingdom	100.00
Eni Rapak Ltd	United Kingdom	100.00
Eni RD Congo SA (former Eni RD Congo SPRL)	Democratic Republic of Congo	100.00
Eni South Salawati Ltd	United Kingdom	100.00
Eni TNS Ltd	United Kingdom	100.00
Eni Togo BV	Netherlands	100.00
Eni Trinidad and Tobago Ltd	Trinidad & Tobago	100.00

Contents
Eni Annual Report / List of Eni's subsidiaries

Subsidiary	Country of Incorporation	Eni’s share of net profit (%)
Exploration & Production
Eni Tunisia BV	Netherlands	100.00
Eni UHL Ltd	United Kingdom	100.00
Eni UK Holding Plc	United Kingdom	100.00
Eni UK Ltd	United Kingdom	100.00
Eni UKCS Ltd	United Kingdom	100.00
Eni Ukraine Holdings BV	Netherlands	100.00
Eni Ukraine Llc	Ukraine	100.00
Eni ULT Ltd	United Kingdom	100.00
Eni ULX Ltd	United Kingdom	100.00
Eni US Operating Co Inc	United States of America	100.00
Eni USA Gas Marketing Llc	United States of America	100.00
Eni USA Inc	United States of America	100.00
Eni Venezuela BV	Netherlands	100.00
Eni Vietnam BV	Netherlands	100.00
Eni West Timor Ltd	United Kingdom	100.00
First Calgary Petroleums LP	United States of America	100.00
First Calgary Petroleums Partner Co ULC	Canada	100.00
Hindustan Oil Exploration Co Ltd	India	47.18
Ieoc Exploration BV	Netherlands	100.00
Ieoc Production BV	Netherlands	100.00
Lasmo Sanga Sanga Ltd	Bermuda	100.00
Nigerian Agip Exploration Ltd	Nigeria	100.00
Nigerian Agip Oil Co Ltd	Nigeria	100.00
OOO "Eni Energhia"	Russia	100.00

Gas & Power
ASA Trade SpA	Italy	100.00
EniPower Mantova SpA	Italy	86.50
EniPower SpA	Italy	100.00
Est Più SpA	Italy	100.00
LNG Shipping SpA	Italy	100.00
Società EniPower Ferrara Srl	Italy	51.00
Trans Tunisian Pipeline Co SpA	Italy	100.00
Adriaplin Podjetje za distribucijo zemeljskega plina doo Ljubljana	Slovenia	51.00
Distrigas LNG Shipping SA	Belgium	100.00
Eni G&P France BV	Netherlands	100.00
Eni G&P Trading BV	Netherlands	100.00
Eni Gas & Power France SA	France	99.81
Eni Gas & Power GmbH	Germany	100.00
Eni Gas & Power NV	Belgium	100.00
Eni Gas Transport Services SA (in liquidation)	Switzerland	100.00
Eni Power Generation NV	Belgium	100.00
Eni Wind Belgium NV	Belgium	100.00
Société de Service du Gazoduc Transtunisien SA - Sergaz SA	Tunisia	66.67
Société pour la Construction du Gazoduc Transtunisien SA - Scogat SA	Tunisia	100.00
Tigáz Tiszántúli Gázszolgáltató Zártkörûen Mûködõ Részvénytársaság	Hungary	98.04
Tigáz-Dso Földgázelosztó kft	Hungary	98.04

Contents
Eni Annual Report / List of Eni's subsidiaries

Subsidiary	Country of Incorporation	Eni’s share of net profit (%)
Refining & Marketing
Costiero Gas Livorno SpA	Italy	65.00
Ecofuel SpA	Italy	100.00
Eni Fuel Centrosud SpA	Italy	100.00
Eni Fuel Nord SpA	Italy	100.00
Eni Rete oil&nonoil SpA	Italy	100.00
Eni Trading & Shipping SpA	Italy	100.00
Petrolig Srl	Italy	70.00
Petroven Srl	Italy	68.00
Raffineria di Gela SpA	Italy	100.00
Eni Austria GmbH	Austria	100.00
Eni Benelux BV	Netherlands	100.00
Eni Ceská Republika Sro	Czech Republic	100.00
Eni Deutschland GmbH	Germany	100.00
Eni Ecuador SA	Ecuador	100.00
Eni France Sàrl	France	100.00
Eni Hungaria Zrt	Hungary	100.00
Eni Iberia SLU	Spain	100.00
Eni Marketing Austria GmbH	Austria	100.00
Eni Mineralölhandel GmbH	Austria	100.00
Eni Romania Srl	Romania	100.00
Eni Schmiertechnik GmbH	Germany	100.00
Eni Slovenija doo	Slovenia	100.00
Eni Slovensko Spol Sro	Slovakia	100.00
Eni Suisse SA	Switzerland	100.00
Eni Trading & Shipping BV	Netherlands	100.00
Eni Trading & Shipping Inc	United States of America	100.00
Eni USA R&M Co Inc	United States of America	100.00
Esain SA	Ecuador	100.00

Versalis
Versalis SpA	Italy	100.00
Dunastyr Polisztirolgyártó Zártkoruen Mûködõ Részvénytársaság	Hungary	100.00
Eni Chemicals Trading (Shanghai) Co Ltd	China	100.00
Polimeri Europa France SAS	France	100.00
Polimeri Europa GmbH	Germany	100.00
Polimeri Europa UK Ltd	United Kingdom	100.00
Versalis International SA	Belgium	100.00
Versalis Pacific Trading (Shanghai) Co Ltd	China	100.00

Engineering & Construction
Denuke Scarl	Italy	23.71
Saipem SpA	Italy	43.11
Servizi Energia Italia SpA	Italy	43.11
Snamprogetti Chiyoda SAS di Saipem SpA	Italy	43.07
Andromeda Consultoria Tecnica e Representações Ltda	Brazil	43.11
Boscongo SA	Republic of the Congo	43.11
Construction Saipem Canada Inc	Canada	43.11
ER SAI Caspian Contractor Llc	Kazakhstan	21.56
ERS - Equipment Rental & Services BV	Netherlands	43.11
ERSAI Marine Llc	Kazakhstan	21.56
Global Petroprojects Services AG	Switzerland	43.11
Moss Maritime AS	Norway	43.11

Contents
Eni Annual Report / List of Eni's subsidiaries

Subsidiary	Country of Incorporation	Eni’s share of net profit (%)
Engineering & Construction
Moss Maritime Inc	United States of America	43.11
North Caspian Service Co Llp	Kazakhstan	43.11
Petrex SA	Peru	43.11
Professional Training Center Llc	Kazakhstan	21.56
PT Saipem Indonesia	Indonesia	43.11
Saigut SA de Cv	Mexico	43.11
Saimep Limitada	Mozambique	43.11
Saimexicana SA de Cv	Mexico	43.11
Saipem (Beijing) Technical Services Co Ltd	China	43.11
Saipem (Malaysia) Sdn Bhd	Malaysia	17.84
Saipem (Nigeria) Ltd	Nigeria	38.55
Saipem (Portugal) Comércio Marítimo, Sociedade Unipessoal Lda	Portugal	43.11
Saipem America Inc	United States of America	43.11
Saipem Asia Sdn Bhd	Malaysia	43.11
Saipem Australia Pty Ltd	Australia	43.11
Saipem Canada Inc (former Snamprogetti Canada Inc)	Canada	43.11
Saipem Contracting (Nigeria) Ltd	Nigeria	42.23
Saipem Contracting Algérie SpA	Algeria	43.11
Saipem Contracting Netherlands BV	Netherlands	43.11
Saipem do Brasil Serviçõs de Petroleo Ltda	Brazil	43.11
Saipem Drilling Co Private Ltd	India	43.11
Saipem Drilling Norway AS	Norway	43.11
Saipem India Projects Ltd	India	43.11
Saipem Ingenieria y Construcciones SLU	Spain	43.11
Saipem International BV	Netherlands	43.11
Saipem Libya Llc - SA.LI.CO. Llc	Libya	43.11
Saipem Ltd	United Kingdom	43.11
Saipem Luxembourg SA	Luxembourg	43.11
Saipem Maritime Asset Management Luxembourg Sàrl	Luxembourg	43.11
Saipem Mediteran Usluge doo (in liquidation)	Croatia	43.11
Saipem Misr for Petroleum Services SAE	Egypt	43.11
Saipem Norge AS	Norway	43.11
Saipem Offshore Norway AS	Norway	43.11
Saipem SA	France	43.11
Saipem Services México SA de Cv	Mexico	43.11
Saipem Services SA	Belgium	43.11
Saipem Singapore Pte Ltd	Singapore	43.11
Saipem UK Ltd (in liquidation)	United Kingdom	43.11
Saipem Ukraine Llc	Ukraine	43.11
Sajer Iraq Co for Petroleum Services Trading General Contracting & Transport Llc	Iraq	25.87
Saudi Arabian Saipem Ltd	Saudi Arabia	25.87
Sigurd Rück AG	Switzerland	43.11
Snamprogetti Engineering & Contracting Co Ltd	Saudi Arabia	30.18
Snamprogetti Engineering BV	Netherlands	43.11
Snamprogetti Ltd (in liquidation)	United Kingdom	43.11
Snamprogetti Lummus Gas Ltd	Malta	42.68
Snamprogetti Netherlands BV	Netherlands	43.11
Snamprogetti Romania Srl	Romania	43.11
Snamprogetti Saudi Arabia Co Ltd Llc	Saudi Arabia	43.11
Sofresid Engineering SA	France	43.11
Sofresid SA	France	43.11
Sonsub International Pty Ltd	Australia	43.11

Contents
Eni Annual Report / List of Eni's subsidiaries

Subsidiary	Country of Incorporation	Eni’s share of net profit (%)
Other activities
Ing. Luigi Conti Vecchi SpA	Italy	100.00
Syndial SpA - Attività Diversificate	Italy	100.00

Corporate and financial companies
Agenzia Giornalistica Italia SpA	Italy	100.00
Eni Adfin SpA	Italy	99.63
Eni Corporate University SpA	Italy	100.00
EniServizi SpA	Italy	100.00
Serfactoring SpA	Italy	48.82
Servizi Aerei SpA	Italy	100.00
Banque Eni SA	Belgium	100.00
Eni Finance International SA	Belgium	100.00
Eni Finance USA Inc	United States of America	100.00
Eni Insurance Ltd	Ireland	100.00
Eni International BV	Netherlands	100.00

Contents

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Contents

Contents
Eni Annual Report / Consolidated Sustainability Statements

Notes on the Consolidated Sustainability Statements

■ Preparation criteria

In 2013 Eni continued its commitment to integrated reporting, preparing the Annual Report 2013 in accordance with the principles and contents of the framework issued by the International Integrated Reporting Council (IIRC). This section, entitled “2013 Consolidated Sustainability Statements” (hereafter, Consolidated Sustainability Statements), reports the main results for the 2011-2013 period and the year’s projects.
The section is based on the “Sustainability Reporting Guidelines & Oil and Gas Sector Supplement - Version 3.1” issued by the GRI (Global Reporting Initiative), with particular reference to the standards of materiality, completeness, stakeholder inclusiveness and sustainability context, and is also prepared considering the IPIECA/API/OGP "Oil and gas industry guidance on voluntary sustainability reporting". Eni is working towards the adoption of the new G4 Sustainability Reporting Guidelines issued in May 2013 and adheres to the GRI G4 Pioneers Program. The program, initiated in October 2013 by the GRI, aims to assist companies during this transitional phase to achieve full implementation of the guidelines.

Materiality and stakeholder inclusiveness
To identify the issues to be reported on in this document, a materiality analysis was carried out, taking into account the importance of the various topics for external stakeholders as well as their relative significance within the company.
The level of external interest in sustainability issues is found through an analysis that considers the following factors: the energy, political, economic and social scenario, at a global and local level, the benchmarking on a panel of companies from the oil&gas and other sectors similar to Eni in size and geographic characteristics, capital market and ethics rating agency demands, analysis of the press and the web and the requests that major stakeholders have made to Eni, using different methods and communication channels. In addition to the financial community, the stakeholders considered are governments and local institutions, international and national associations, NGOs and citizens interested in Eni’s work and Eni’s people (for further information see the section “Stakeholder engagement”).
The level of internal significance is determined on the basis of analysis of short-term and long-term strategy and objectives, combined with evaluation of the results and sustainability performance for the reporting year. Joint consideration of external and internal significance leads to the identification of areas of priority and of greater materiality to the company, shared with all the units concerned and approved by the top management.

Reporting perimeter and sustainability context
The sustainability information contained in this section and in the Operating and Financial Review section of the Annual Report is integrated at several levels within the document. Within the Operating and Financial Review, financial information has been integrated with sustainability information with regard to the operating context, strategy, business model and integrated risk management system, as well as Governance.
The following section contains Eni’s consolidated performance indicators for the 2011-2013 period and an analysis of the relative trends. The information included relates to Eni SpA and its consolidated subsidiaries. The consolidation perimeter is the same as that for the 2013 Consolidated Financial Statements, with the exception of certain data specifically indicated in the text. With regard to data on health, safety and the environment, the consolidation scope is defined using the operational criterion (control of operations). Under this approach, for example, emissions reported represent 100% of the emissions for each installation operated by Eni.
Vice versa, the equity share criterion, used in the consolidated financial statements, requires that the emissions associated with an installation reflect the percentage financial interest in that particular installation.

Principles of quality assurance for sustainability reporting
The performance data shown have been reported with the aim of giving a balanced and clear picture of company actions and characteristics.
The collection process for information and quantitative data has been structured to ensure comparability of data across several years, to enable a correct reading of the information and a complete view for all the stakeholders interested in the trends in Eni’s performance.
The indicators and specific data for the various business sectors are shown on the website eni.com.
The Consolidated Sustainability Statements are based on the measurement processes defined in the reporting procedures: lower or different levels of accuracy are indicated in the margin for the data presented. During data input by the people responsible for each topic, in addition to loading data for the reporting year, the two previous years were also verified and updated. Therefore, any changes in the data for 2011 and 2012 compared to those published last year are due to these adjustments. The data were collected using a dedicated information system, which guarantees the reliability of information flows and accurate monitoring. The sustainability information has been certified by an independent entity, the auditing company for the consolidated financial statements of the Eni Group as of December 31, 2013.

Calculation methods
The methods used to calculate added value, the injury frequency rate and injury severity rate, the refining energy intensity index, the emission index and the value generated by research are shown below.
Added value represents the wealth generated by the company in carrying out its activities. The form chosen for this report is total added value net of amortization. Total net added value is divided between the following beneficiaries: employees (direct remuneration composed of wages,

Contents
Eni Annual Report / Consolidated Sustainability Statements

salaries and TFR /employee termination indemnity /and indirect remuneration consisting of social welfare contributions); Public Administration (income tax); financial backers (medium and long-term interest paid for the availability of borrowed capital); shareholders (dividends distributed); and the company (retained earnings).
With regard to safety performance, injury frequency and severity rates are shown for employees and contractors. The frequency rate is calculated as the number of accidents leading to days of absence26 (including fatalities) divided by millions of worked hours; the severity rate is defined as the ratio between the days of absence due to accidents (excluding fatalities) and thousands of worked hours.
The energy intensity index of refineries represents the total value of energy actually used in a given year in the various refinery processing plants, divided by the corresponding value determined on the basis of predefined standard consumption values for each processing plant.
For comparisons between years, 1994 data have been taken as the baseline (100%).
In order to highlight medium and long-term performance on CO2 emissions, three indexes have been defined to represent the following operating contexts: hydrocarbon production, refining and electricity generation. These indexes take into account the substantial differences in working conditions recorded over the years and allow for performance comparison by normalization of the emissions based on operating data.
The indexes of refineries are calculated from the equivalent distillation capacity provided by a third party entity; the hydrocarbon production indexes cover effective gross production; and the energy sector indexes measure electrical and thermal energy produced in equivalent kWh. Greenhouse gas emissions (GHG) relate to CO2 and CH4 (methane); methane is converted into CO2 eq using a Global Warming Potential (GWP) of 21.
The method for assessing the value generated from research allows the benefits of R&D to be calculated in terms of both tangible and intangible value.
The tangible benefit is measured by the economic benefits linked to the application of innovative product/process technologies. In detail, the total tangible benefit is measured as 100% of the company share [of profits] from projects involving the application of technology, before tax.
The economic benefits may be based on actual results or expected value (Net Present Value - NPV).
The assumptions applied on a case by case basis for the calculation are shared with the relevant technical structures/business lines. The tangible benefits are identified in a “what if” scenario, that is, as the difference derived from comparison with the application of the best alternative technology or, in the case of new products, as the difference compared to the margin generated by the products replaced.
Intangible benefits are identified by assessing on the one hand the effectiveness and efficiency of company innovative capacity over time through the number of first time patent applications filed and on the other, the spread of specialist know-how and the effectiveness of research in providing support for operating activities.

■ Disclosure on management approach

Sustainability management model
Sustainability is part of Eni’s business model and is integrated in all company processes: from planning, monitoring and control to risk prevention and management, from the implementation of operations to reporting and communication with internal and external stakeholders.
According to this, all corporate targets are pursued with an approach strongly oriented towards operational excellence, technological innovation, cooperation in the development of the Countries involved, the central importance of people, responsible business management based on strict financial discipline, the highest ethical principles and the synergies resulting from integration along the entire energy supply chain.
Eni’s Board of Directors has a central role in determining sustainability policies and strategies and in approving the sustainability results, which are also presented at the Annual General Meeting.
Since 2011, following the approval of the Board of Directors, Eni has had a Sustainability Policy that outlines the fundamental sustainability principles upon which the Company bases its operations and forms part of the highest level of Eni’s new internal regulatory system.
To maintain high standards in operating activities, Eni has set priority sustainability goals to be pursued with projects and initiatives included in the Strategic Plan. Implementation of projects relating to priority goals is supported by economic incentives. Project progress status and achievement of targets are monitored by the Sustainability Unit via a system of annual and semi-annual reporting. The approval of the related action plans and the review of the major achievements are subject to the highest levels of corporate decision-making.

Regulatory system
Eni undertakes to ensure the integrity, transparency, fairness and efficiency of its processes by adopting appropriate tools, standards and rules for the conduct of activities and the exercise of powers, promoting rules of conduct based on the principles of traceability and segregation of duties.
Eni’s regulatory system is based on a coherent reference framework, which includes the essential elements of the By-Laws, the Code of Ethics, the Corporate Governance Code, the Principles of Model 231, the SOA Principles and the CoSO Report.
The system is made up of policy, coordination and control tools (Policies and Management System Guidelines - MSGs) and operational tools (Procedures and Operating Instructions). The Policies are approved by the Board of Directors of Eni SpA and define the principles and general rules of conduct on which Eni’s activities must, without exception, be based. Eni has ten policies: “Our people”, “Our partners in the value chain”, “Global compliance”, “Corporate Governance”, “Operational Excellence”, “Our institutional partners”, “Information management”, “Sustainability”, “Our tangible and intangible assets” and “The integrity of our operations”.

(26) The term “day of absence” means absence from work of at least one calendar day, excluding the day of the accident.

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Eni Annual Report / Consolidated Sustainability Statements

The MSGs issued by Eni provide guidelines for the management of operating and business support processes, including sustainability aspects. They are also used to describe Compliance and Governance models. Each individual company formally adopts the MSGs and adapts its own regulatory framework as a result. By the end of 2013, Eni had issued twenty-eight process MSGs and ten for Compliance/Governance, thereby completing the redesign of its processes, redefinition of the governance/compliance guidelines and simplification of the regulatory framework.
In conclusion, the procedures define the operating methods which must be used to carry out company activities while the Operating Instructions define detailed operating procedures for a specific department, organizational unit or professional area.

Economic performance and market presence
Making use of the integrated business model, Eni has identified a long-term sustainable growth and value creation strategy for shareholders, the implementation of which is based on specific guidelines and strategies at the business level. In 2013 Eni achieved solid results in a difficult market (see the “Profile of the year”). In a market environment that is expected to remain difficult, Eni’s strategy for the 2014-2017 period will be based on selective growth in activities of the E&P sector, accelerated restructuring of mid and downstream activities and value creation resulting from disposals and disciplined investment management. All these operations will result in an increase in the cash flow over the four years to sustain progressive growth in dividends for shareholders and a strong financial position for Eni (see “Our strategy”).

Management of procurement activities
The purpose of the procurement process is to translate the requirements expressed by company units into a supply of goods, works or services from suppliers, in line with quality standards, time schedules and other specific requirements, while minimizing procurement costs as far as possible. Furthermore, each phase of the procurement process complies with Eni HSEQ principles.
In order to manage this process in a systematic and structured manner, Eni has adopted the “MSG Procurement”, which: (i) regulates the various phases and activities included in the procurement process, such as procurement planning, tender management, contract award and post-award contract management; (ii) establishes the roles and responsibilities of the main actors involved in the procurement process; (iii) defines the general rules for key crosscutting activities in the procurement process, such as vendor management, procurement monitoring and reporting and document management.
Audits are performed continuously on vendors both at the qualifying stage and during service provision.

Indirect economic impacts
In addition to direct employment, Eni participates in the development of the Countries in which it operates by strengthening the supply chain linked to induced activity and implementing specific local development projects. Eni, in its areas of expertise, systematically makes use of the supply of local goods and services as well as the local workforce, thus responding to the demand of many national and international stakeholders to create value locally. Many affiliates have adopted local procedures that define the process to be followed for using local labor from the areas surrounding our operations in each region. In operational contexts, market analysis is systematically conducted at a local level in order to include companies from the local area in the vendor lists. Also, when selecting international companies, one of the technical assessment criteria is the percentage of local content and the presence of a plan to develop it. Eni promotes annual training programs with the aim of enabling local personnel to obtain high responsibility jobs and to replace international staff.

Environment
Eni’s environmental commitment is one of the pillars of its sustainability strategy. Eni has adopted a unique system for managing Health, Safety and the Environment (HSE).
Management of environmental issues is based on prevention, protection, information and participation criteria and its goals are: identification of significant environmental aspects and adoption of the best technologies; mitigation of environmental impacts; management of a system to prevent events with a direct or indirect adverse environmental impact, connected to specific production unit activities; and the adoption of site-specific methods for protecting biodiversity. Eni has defined and constantly updates an integrated health, safety and environmental (HSE) management system managed by the HSE corporate department, which is responsible for promoting the management and continuous improvement of HSE performance. The tools used by Eni to manage environmental issues are the policies “Operational excellence”, “The integrity of our operations”, “Sustainability” and the MSG HSE in addition to the various procedures and operating instructions (OPI). Work on HSE topics is coordinated by an HSE Coordination Committee, chaired by Eni’s Safety, Health and Environment Manager, and is made up of Managers of the business unit HSE functions.

Energy
Energy efficiency is, for Eni, a key factor in good management and sustainability. It is linked not only to responsible management of resources but also to reduction of the impact of GHG emissions and control of emissions of nitrogen oxides and sulphur, indicators of the proper functioning of the combustion processes and choice of the best fuels. Eni undertakes to reduce greenhouse gas emissions by improving efficiency and increasing the use of fuels with a lower carbon content, and promotes an informed and sustainable use of energy through information campaigns and internal and external education and through the inclusion of sustainability criteria in the selection and evaluation of suppliers. Eni is also steadily reducing its emissions indexes for the amount of energy produced/developed and promotes the development of gas associated with oil in all projects.

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Water
Eni is aware that access to water is an important issue for development and has undertaken to optimize the use of fresh water in the production cycle to limit the impact on its availability for local communities. Over the last few years Eni has been constantly reducing its fresh water use by implementing the best technologies and aims to gradually increase the re-injection of the water from extraction and production back into the reservoirs of origin.
To assess the impact of its activities in the so-called “water stressed” zones, where even a low consumption of fresh water could compete with primary needs, Eni has decided to apply the Global Water Tool developed by WBCSD and adapted to the oil&gas sector by IPIECA in 2011.

Biodiversity
Eni considers the preservation of biodiversity and ecosystem services to be an essential component of sustainable development when implementing its industrial projects and undertakes to integrate this preservation goal in its own activities throughout the lifecycle of its facilities and in all the contexts in which it operates. In its design and operational practices, Eni considers the presence of protected areas and areas that are significant in terms of biodiversity, the presence of threatened species and ecosystem services of environmental and social importance. Eni identifies and assesses the potential impacts of its operational activities on biodiversity and implements mitigation actions to offset and minimize the effects. Eni also evaluates the interaction between its activities and the ecosystem services, in particular by promoting efficient water management, especially in areas subject to water stress, and by reducing emissions into the air, water and soil. For this purpose, Eni has adopted protocols developed within the framework of IPIECA and contributes to the global mapping of protected areas through the Proteus project. Eni has adopted site specific methods for protecting biodiversity that are based on the principles of the Convention on Biological Diversity, the guidelines of the Energy and Biodiversity Initiative and the operational tools developed by the IPIECA-OGP Biodiversity Working Group. Eni maps its operational sites in relation to the areas of high biodiversity value to differentiate its operational practices on the basis of their relevance and identify priorities for implementing specific action plans.

Emissions
Eni has established a carbon management strategy for reducing greenhouse gas emissions and manages participation in the European Emission Trading system through complex management procedures including physical accounting, reporting and monitoring of emissions, as well as the related operations for the administration of quotas and the related trading. For other emissions (SOx, NOx, etc.), Eni undertakes to apply the Best Available Techniques (BAT) and best standard procedures to reduce emissions and control the main pollutants in the atmosphere.

Waste
In all the places where it operates, Eni is committed to complying with the existing legislation on waste and reducing the environmental impact associated with different phases of the management process. Moreover, as established by the EU, Eni has adopted the principles of the waste management hierarchy with the aim of preventing the production of waste, minimizing disposals in landfills and increasing recovery.

Labor practices and adequate working conditions
Part of Eni’s culture and the basis for the success of the company is the central importance given by Eni to its people: from employment protection to the development of skills and competencies and creation of a work environment which offers equal opportunities to all based on shared, merit-based criteria, without discrimination. These principles are confirmed in Eni’s Code of Ethics which explicitly refers to the United Nations Universal Declaration of Human Rights, the ILO Fundamental Conventions and the OECD Guidelines for Multinational Enterprises; particular emphasis is given to the protection of labor and trade union freedom, repudiating “any sort of discrimination, corruption, forced labor or child labor”.
The promotion of international labor standards in all contexts is the focus of Eni’s regulatory documents, the trade union agreements in force at the national and international level, personnel management and development processes and training and communication initiatives.

Health and safety
The health and safety of Eni’s people, the community and Eni’s partners are a priority for Eni in pursuing its business activities. All of Eni’s organizational solutions guarantee respect and protection for health and safety based on the principles of precaution, prevention, protection and continuous improvement, making all company levels responsible for achieving this. Operating sites conduct risk assessment activities to identify the major threats to personnel safety. Eni has a health management system based on the OHSAS 18001 international standard and annually introduces specific safety goals connected to the remuneration of Eni’s people. Campaigns to raise awareness, information provision and specific training courses on the subject for the whole workforce, without exception, are an additional element of Eni’s safety culture, which is seen as an essential component of Eni’s corporate culture.

Employment and quality of work
The strategic importance of Eni’s people is enshrined in the Policy “Our people” where it states that “people are the indispensable and essential element for the very existence of the company and business goals can be achieved only through their dedication and professionalism”.
The Policy emphasizes the importance of the human factor and the drivers that determine development and improvement, identifies the principles and values that should inspire actions and behaviors and affirms Eni’s commitment to supporting “the observance of the rights enshrined in the Universal Declaration of Human Rights”.

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Eni Annual Report / Consolidated Sustainability Statements

These principles are reflected in the MSG “Human Resources” that standardizes and defines all the processes within the sphere of Human Resources.
For Eni, offering quality work also means enhancing the working practices, results, professional skills, experience and potential of its people using integrated and consistent assessment systems. The remuneration systems are also oriented to guarantee recognition of the contribution of our people to the achievement of company objectives. In relation to these principles, the remuneration policies are defined in an integrated manner at the global level, in line with the reference indicators for the local markets and specific sectors. Eni “encourages, in its labor relations, the adoption of conduct based on mutual respect and condemns any form of behavior interpretable as bullying or harassment” and as part of this commitment has developed a web seminar on “non discrimination” which explains the ILO Convention 111, one of the documents that governs the international standards on workplace discrimination. This initiative, evaluated as a “best practice” by the International Labor Organization (ILO) was inspired by our belief that awareness by all people of the importance of equality and non discrimination is an essential requirement for the creation of an inclusive environment, which promotes respect for and gives value to diversity.

Freedom of association and collective bargaining
In conducting its activities Eni guarantees freedom of association and the effective recognition of the right to collective bargaining. In order to develop an effective and continuous trade union dialogue, Eni has set up with the Trade Unions an industrial relations model with phases that allow for all the information, consultation and engagement needed to meet business and organizational requirements. The industrial relations model ensures broad prior participation, guaranteeing the existence of a process of continuous dialogue with the trade unions during changes involving the company and the workers. Therefore, Eni protects people’s right to form and join the trade union of their choice without discrimination, interference or prior authorization, with the sole constraint of the rules of the organization involved. Eni’s Industrial Relations are regulated at the national level by the 2001 Industrial Relations Protocol and by the agreement on development and competitiveness and for a new industrial relations model signed on May 26, 2011. Issues of note in relation to industrial relations activities at an international level are the relations with the European Works Council (CAE) on the progress of Eni policies within the European framework and with the representatives of the European Risk Observatory for Workers’ Safety and Health.

Diversity and equal opportunities
Eni promotes behaviors aimed at improving diversity, inclusion and non-discrimination and is committed to creating a work environment where personal and cultural characteristics are considered a resource and a source of mutual enrichment.
As enshrined in the Policy “Our People”, Eni respects the dignity of each individual and offers equal opportunities regardless of race, color, gender or any other individual status unrelated to the requirements contained in the job specification.
The respect of equal opportunities is guaranteed by the application of internal systems and procedures for selection, evaluation and development and Compensation & Benefit based on the enhancement of skills and merit and a fair compensation system. In fact the pay gap analysis, conducted using a methodology that, in remuneration comparisons, neutralizes any effects arising from differences in position and seniority level, reveals a general uniformity of remuneration between genders.

Training and awareness
Eni has developed training paths for its people that represent privileged tools for promoting personal and professional development and contributing to the quality of work. Eni Corporate University is the main route that Eni uses to develop and enhance knowledge and people’s managerial and technical-professional skills. The different courses provide both for strengthening of the process of cultural, professional and managerial growth and in-depth exploration of specialist topics with a direct impact on the business. For members of the Board of Directors, a series of specific training and awareness initiatives on issues linked to sustainability are provided as part of the Board Induction process.

Human Rights
Eni operates in accordance with the highest international standards concerning the responsibilities of companies with regard to Human Rights, including the Guiding Principles for Business and Human Rights approved by the UN Council for Human Rights in 2011. These guidelines require that companies implement a coherent system of rules designed to prevent, manage and report Human Rights violations and adopt a due diligence process, understood as a management system that enables measures and functional processes to be adopted to achieve these goals. Eni’s regulatory system explicitly requires that “the company undertakes to respect internationally recognized Human Rights as part of its activities and to promote respect as part of activities contracted out to, or conducted with, partners and by its stakeholders”. Since 2007 Eni has adopted a Guideline which regulates the protection and promotion of Human Rights in all the company’s actions. In the same year the Code of Ethics, which describes the company’s expectations with regard to various areas relating to Human Rights, was approved. Over the years measures to respect Human Rights have been integrated in the various corporate regulatory instruments relating to Sustainability, Human Resources, Security, Sustainability Stakeholders Engagement and Community Relations, HSE, Planning and Control, Procurement, Energy and Environmental Industrial Project Development and Integrated Risk Management.
The commitment to respect Human Rights is also met at Eni through initiatives and projects focused on priority areas identified through the Human Rights Compliance Assessment project. The related improvement actions are carried out by the relevant departments with the support of a specialist function and are coordinated by a multi-departmental Working Group.

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Indigenous peoples
Eni undertakes to respect the rights of indigenous peoples on the basis of Convention No. 169 of the ILO concerning Indigenous and Tribal Peoples. Compliance with this international standard is provided for in the Eni Guidelines for the protection and promotion of Human Rights. Other references to the methods by which Eni intends to implement the Convention are explained in the Sustainability policy and in the MSG Sustainability Stakeholders Engagement and Community Relations. Corporate tools and methodologies reflect this approach, starting with the standards for the assessment of environmental, social and health impact.
In contexts where indigenous populations are present, the adoption of specific policies, which enshrine Eni’s commitment to respect the rights of indigenous peoples and to take their expectations into account in business decisions, is encouraged. To date, Indigenous Peoples Policies have been adopted for Eni’s operations in Australia and Norway.

Security
Security activities, governed by the MSG Security, are aimed at ensuring the protection of people and assets from any security threat stemming from the criminal acts of third parties that could cause direct or indirect damage, including damage to Eni’s reputation. This objective is achieved through the implementation of an effective and efficient system of Security Risk Management that defines the organization and tools needed to determine the nature of the threats, track the evolution of vulnerability over time, understand the potential consequences of future events and develop a strategic approach to their management and mitigation, as required. Preventive and defensive measures are taken that are most suitable to minimize the impact and the likelihood of adverse events occurring, always in full compliance with Human Rights and the highest international standards.
In support of these objectives, clauses related to Human Rights protection are inserted in contracts with security services providers, and training courses are carried out that also involve representatives of public security forces.

Society
Eni operates by defining long-term cooperation agreements with governments and joint ventures with the National Oil Companies, taking into account the importance of enhancing the skills of local people and businesses and promoting the transfer of knowledge and the growth of local professionalism. This willingness to take action and create development opportunities for the local population is put into practice by signing a Memorandum of Understanding (MoU).
Eni identifies and assesses the environmental, social, economic and cultural impacts generated by its activities, including those on the indigenous peoples, ensuring their mitigation and implementing improvement processes. The company adopts appropriate tools to manage and plan projects in order to identify, define and manage the initiatives for the benefit of the local communities. The process involves the use of specific operating procedures: Stakeholder Management Process; Social Baseline Analysis; Social Impact Assessment, Community Investment Planning, Monitoring & Evaluation. In 2013 the MSG “Stakeholder Engagement and Community Relations” was issued with the aim of: (i) regulating the phases and activities of the process of stakeholder engagement and sustainability relations with local communities and relations with the other business processes; (ii) establishing roles and responsibilities of the main macro players involved in the process of stakeholder engagement sustainability and community relations.

Local communities
The MSG “Stakeholder Engagement and Community Relations” regulates the community relations sub-process in order to manage relationships with the local communities residing in a specific territory in which Eni operates, including responses to their demands, and generate value in the territory through projects for local sustainable development. This sub-process, performed by the relevant company function, defines the management procedures for community relations and relationships with local communities relating to specific aspects of Eni’s business in a specific territory. These procedures include: (i) identifying the community relations strategy and the related directions for the implementation of Eni’s cooperation and development model in the territories where it has a presence, adopting an inclusive approach with stakeholders and local communities; (ii) defining, planning, mapping and implementing community relations; (iii) defining methodologies and tools that the company departments responsible must use for proper planning and management of community relations.
Eni also has appropriate standards for the assessment of impacts on local communities: i) the ESIA which gives further depth to the cultural and socio-economic part of the impact analysis; ii) the ESHIA which provides a combined and integrated assessment of the environmental and social and health impact of projects. In addition to direct employment, Eni participates in the development of the Countries in which it operates by strengthening the supply chain linked to induced activity and implementing specific local development projects. Eni manages relationships with the territories in a fair and transparent manner, establishing an ongoing dialogue with stakeholders. In order to guarantee access to information and community participation, Eni has units responsible for relations with the territory in all its subsidiaries.

Anti-corruption
Eni believes that corruption is an unacceptable obstacle to business efficiency and fair competition. Therefore, Eni uses its internal organizational and regulatory structure to combat corruption and ensure respect for transparency as part of its business model.
Since January 1, 2010 Eni has set up an Anti-Corruption Legal Support Unit (ACLSU) which provides Anti-Corruption consulting and specialist assistance for Eni’s people and Eni’s non-listed subsidiaries. The Anti-Corruption Legal Support, Sustainability and Internal Control System unit currently performs the role of the ACLSU.

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Moreover, since January 1, 2012 the current MSG Anti-Corruption has been updated to include the UK Bribery Act of 2010 (in force since July 1, 2011) and supplemented with the Anti-Corruption Regulatory Instruments, which replace the previous Ancillary Procedures.
In 2013, under its new Regulatory System, Eni continued the process of revising and reissuing the Ancillary Anti-Corruption Procedures issued under the previous system, which covered sponsorship and Non-Profit Organizations. Rules for some specific relationships such as those with brokers and JV Partners had already been formulated in 2012.

Grievance Mechanism
Eni has a dedicated channel for reporting any suspected or known violation, including corruption. This disclosure channel, provided by the procedure "Whistleblowing Reports" received (including anonymously) by Eni and by its subsidiaries in Italy and abroad, allows employees, members of corporate bodies or third parties to submit, also confidentially or anonymously, reports of problems relating to the internal control system (compliance with laws and regulations, and corporate rules and procedures, fraud relating to corporate assets and company information, company’s administrative liability, etc.) or other matters in breach of Eni’s Code of Ethics (issues related to ethical behavior, cases of bullying, harassment, conflicts relating to the management of the personnel concerned, etc.). Eni, in order to facilitate the receipt of reports, provides all possible channels of communication, including ordinary post, fax numbers, voice mail, electronic mail and communication tools on Eni’s intranet/internet websites.
Eni guarantees receipt, analysis and initiation of an investigation conducted by the Internal Audit Department. The outcomes of these investigations are submitted to the control and supervisory bodies in charge.
To support wide-ranging and sustained stakeholder engagement, which Eni pursues to improve relationships with local communities, enable more responsive and responsible management and contribute to long-term business prospects and social well-being, mechanisms for collecting and managing alerts are already active in Countries were Eni has a long established presence such as Nigeria, Kazakhstan and Pakistan; others are being strengthened in new countries of activity such as Ghana. Special attention is paid to situations where indigenous communities are present, such as in Australia, Ecuador and Norway. As part of its role in the project promoted by IPIECA to define sector-specific guidelines for the Grievance Mechanism, Eni has started a pilot project aimed at developing a site-specific mechanism for complaints in local communities and to define the basis for a valid best practice for the whole Group.

Product Responsibility
All Eni’s activities are carried out with commitment and professional rigor, with a duty to provide adequate professional input for the functions and responsibilities assigned and to act so as to protect Eni’s prestige and reputation. Business objectives, project proposals and implementation, investments and actions must all be aimed at increasing the long term value of the company’s operating assets, technological know-how and knowledge as well as creating value and wealth for all the stakeholders, especially our customers.

Consumer health and safety
Eni pursues business success with a strong market orientation, recognizing that the appreciation of those who demand products or services is of primary importance for the success of the company, and endeavors to assure the quality of the goods and services provided. It pursues business success in its markets by offering quality products and services under competitive conditions, and in accordance with all the standards established to protect fair competition. Eni is committed to respecting the right of consumers of not receiving products which are harmful to their health and physical integrity and to have complete information on the products offered.

Satisfaction of our customers and consumers
Customer Satisfaction (CS) is regularly monitored in all Eni businesses involving the sale of products or services to end customers (fuel and gas distribution, power generation, natural gas and energy sales, engineering and construction, petrochemicals). In the Gas & Power sector, Eni conducts CS surveys among its customers to monitor the level of CS and to achieve continuous improvement in the quality of services. The retail and back office processes are certified by DNV in accordance with UNI EN ISO 9001: 2008.
In the fuel distribution sector (R&M), satisfaction is evaluated by assigning detailed targets to service stations and sales agents; in addition, the performance of the vendors is measured using Mystery Shopping surveys (performed three times a year in each service station) and the CS Index.

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Eni Annual Report / Consolidated Sustainability Statements

■ Stakeholder engagement

Stakeholders	Engagement procedures	Topics of interest	Eni’s Actions
Financial community	- Continuous dialogue through the Investor Relations section of eni.com
- Quarterly conference calls
- Annual live group presentations
- One-to-one meetings with analysts and portfolio managers during the year
- Participation during the year in thematic conferences (Upstream Project Seminar, Natural Global Resources Conference, Global Energy Conference, Pan European Strategic Decision Conference)	- Quarterly and annual results - In-depth review of strategies and results - Corporate Governance - Risk management	- Thematic presentations
- Meetings with SRI focused on Eni’s integrated risk management model with in-depth analysis of compliance, Country and operations risks
- Roadshows in major financial centers (the first roadshow in 2013 was dedicated to Corporate Governance)
- Cycle of meetings with institutional investors and the main proxy advisors in Europe and the United States on Eni’s Corporate Governance system
Eni’s people	- MyEni and MyEni International Portal - Cascade Program - Knowledge Management Systems - Participatory Industrial Relations System	- Health and safety in the workplace - Integrity - Transparency - Professional Development and sharing of know-how - Diversity management - Work-life balance	- Health promotion initiatives
- Launch of Moka, the corporate social network
- Training programs and on-the-job training
- Initiatives for work-life balance: extension of work at home project
- Renewal of industry-specific Collective Bargaining Agreement
- Dialogue with the European Works Council (CAE) on Eni’s policies within the European framework and with the representatives of the European Observatory for Safety and Health at Work
Local communities	- Road Shows
- Meetings and public forums with communities
- Participation in community social gatherings
- Regular use of information channels for local communities
- Formal tools for managing claims (grievance mechanism)
- Formal tools for participatory management of social projects	- Transparency and local information on business topics
- Assessment, mitigation and management of environmental, social impacts and Human Rights impacts
- Eni’s Contribution to economic and social development
- Community investment strategy
- Management of social projects	- Publication of Local Reports and site-specific websites
- Projects to benefit the community
- Organization of workshops (in 2013 in Maputo, Mozambique)
- Public consultation forums held in Nigeria on impact assessment processes for business activities
- Use of mechanisms for collecting and managing live reports in Countries of long-standing presence and in new Countries
Suppliers	- Meetings - Involvement in specific projects - Local content development plans	- Supplier qualification and qualification audits
- Feedback on contract performance
- SA 8000 Audit
- Raising awareness on climate change/emissions
- Participation of local firms in Eni’s supply chain	- Development of suppliers’ organizational, technical, quality, HSE and Human Rights skills
- Support improvement following negative ratings resulting from audits
- Check on observance of Human Rights in the supply chain
- Call on significant suppliers to take part in the Carbon Disclosure Supply Chain
- Issue of procedure on the management of Local Content within the procurement process
Customers and consumers	- Telephone surveys and regular quality reviews and questionnaires
- Telephone or face to face interviews at sales outlets
- Focus groups on satisfaction with and ease of use of online services
- Online forums	- Checks on customer satisfaction and tests of new services
- Analysis of satisfaction and dissatisfaction with the services offered (gas, electricity, fuels)
- Advice and technical assistance
- Energy consumption habits	- Planning of corrective actions to address areas of improvement identified for R&M wholesale customers
- Calibration of trade and pricing initiatives
- Definition of new supply models
- Launch of targeted initiatives
- Application of a new model for relations with Consumer Associations in order to better combine culture, consumer rights and energy
National Parliament and Public Ministries	- Hearings/fact-finding investigations in Committee on request - Participation in technical roundtables, responses to consultations, position papers, six-monthly/monthly/on request one-on-one meetings	- Exploration activities in Italy
- Regulation of G&P business activities
- Security of supply
- Green economy
- Environment (e.g. industrial site remediation, return of reclaimed areas)
- International cooperation	- Inspections and institutional visits at the production sites
- Information, awareness-raising initiatives and technical studies
- Active participation with regard to energy efficiency issues (submission of projects to obtain white certificates) and in discussions related to future sustainability of Italian and European energy
- Participation in the intergovernmental roundtable on cooperation for development
Institutions, Local and National Authorities	- Institutional meetings, technical roundtables and monthly/weekly or on request hearings
- Written communications
- Working Roundtables
- Responses to consultations
- Meetings on specific topics on a monthly basis or upon request
- Sending of data/information via email or the intranet on a monthly basis or on request	- Development projects and enhancement projects linked to relevant activities
- Local development
- Renewable energy subsidies
- Codes and rates of access to G&P infrastructure services
- Regulation of business relationships with retail customers
- Regulation of sales rates in the protected market	- Information, awareness-raising technical, in-depth and procedural initiatives
- Inspections and institutional site visits
- Participation in the work of the ANCI National Assembly and monitoring of Cinsedo activities
- Active participation in meetings

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Eni Annual Report / Consolidated Sustainability Statements

Stakeholders	Engagement procedures	Topics of interest	Eni’s Actions
Business associations and Confindustria	- Meetings, regional workshops and participation in Commissions/Six monthly/monthly or on request Technical Committees
- Meetings with businesses associated with regional Confindustria branches and participation in association activities
- Meetings with local companies	- Corporate Sustainability - Environment - Safety - Supplier qualification systems	- Participation in Technical Committees and Working Groups (e.g. Technical Energy Committee)
- Workshops on the supplier qualification process
- Holding of regional meetings to provide information on Eni’s activities in the field of environmental sustainability and safety
European institutions and international organizations	- One to one meetings, technical roundtables, written communications, responses to consultations, on a daily basis or on request
- Conference calls and Corporate Advisory Panel
- Participation in industrial associations, institutional working groups and public events and/or hearings at the European Parliament
- Cooperation with the OECD National Contact Points and participation in specific initiatives	- European energy strategy
- Environmental and tax policy
- Regulation of the financial markets for raw materials
- Regulation of the internal gas market
- Transparency of extractive industry payments
- Access to energy projects
- Issues relating to the refining industry
- Dissemination and application of the OECD Guidelines for multinational businesses	- Presence at the coordination roundtable to support Italian participation in the work of the Arctic Council
- Contribution to European Commission consultations (White Paper on energy and climate policies for 2030 and carbon leakage)
- Participation in the Policy Dialogue on Natural Resource-based Development organized by the OECD
The United Nations system	- Inclusion in the LEAD program of the Global Compact and presence on its Steering Committee
- Active participation in the various activities promoted by the LEAD Program
- Collaboration agreements (e.g. ISPAC)
- Presence in the Leadership Council of the Sustainable Development Solutions Network of the United Nations	- Sustainable development goals - Human rights and businesses - Decent work - Anti-Corruption - Transparency - Environment - Access to energy	- Participation in the main meetings between the United Nations and businesses (UN Private Sector Focal Points Meeting; UN Global Compact Leaders Summit; UN Annual Forum on Business and Human Rights)
- Participation in the Proteus 2012 initiative promoted by UNEP
- Participation in the Global Compact Business for Peace program
- Running of the initiative "Energy for All in Sub-Saharan Africa"
- Contribution to the work of the Thematic Group Good Governance of Extractive and Land Resources
Other sustainability organizations	- Membership and participation in the WBCSD, Business for Social Responsibility, World Economic Forum, GGFR (Global Gas Flaring Reduction Initiative), EITI (Extractive Industries Transparency Initiative), PACI (Partnering Against Corruption Initiative) and IPIECA
- Membership of the GRI and the IIRC	- Assessment of social and environmental impacts - Transparency and reporting - Integrated reporting and value creation - Human Rights	- Participation in WBCSD working groups
- Participation in IPIECA working groups (on Human Rights, reporting, climate change, etc.)
- Participation in the consultations on the new EITI Standard and the "Open for Growth: Trade, Tax and Transparency Event"
- Participation in the GRI G4 Pioneer Program
- Participation in the Pilot Program of the IIRC
National and international NGOs	- Collaboration and organization of joint events - Conferences on specific topics - Constant dialogue and meetings on request - Participation in networks (Sodalitas, Anima per il Sociale)	- Global energy issues
- Human Rights
- Impact assessments
- Anti-Corruption
- Sustainability of operations in Nigeria (spill prevention and management, flaring reduction, reclamation and compensation for local communities)
- Transparency in corporate reporting	- Cooperation with Legambiente on the Energythink initiative
- Agreement with Transparency International to develop an innovative "Country Assessment" methodology
- Participation in the research conducted by Transparency International on "transparency in corporate reporting"
- Dialogue with Amnesty International about the activities in Nigeria and the protection of Human Rights of populations living near the extraction sites
Universities and research centers	- Collaboration agreements and strategic partnerships
- Corporate advisory panel
- Official bilateral meetings, every six months or on request
- Exchange of communications, sharing of information and one-on-one meetings where appropriate
- Thematic workshops and periodic meetings with partners to verify the progress of activities and disseminate the results	- Support activities for businesses (exploration and production, innovative technologies for refining and petrochemicals)
- Renewable energies (photovoltaics and concentrated solar power, biomass)
- Environmental protection technologies	- Creation of "virtual labs" in collaboration with universities, research centers and companies
- Renewal of framework agreements with the Polytechnics of Milan and Turin, and with the National Research Council (CNR)
- Renewal of the collaboration agreement with the Massachusetts Institute of Technology in Boston (USA)
- Continuation of the strategic alliance with Stanford University on core technologies of the oil&gas business and environmental remediation
- Signing of the agreement with the Earth Institute at Columbia University to strengthen the planning, monitoring and evaluation of Eni’s local development investments

Contents
Eni Annual Report / Consolidated Sustainability Statements

Board of Directors

2011	2012	2013
Members of the Board of Directors	(number)	9	9	9
- executive		1	1	1
- non-executive		8	8	8
- independent		7	7	7
- non-independent		2	2	2
- members of minorities		3	3	3
Board of Directors Annual Meetings		18	16	13
Average attendance at Board meetings	(%)	97	97	97
Board induction annual sessions	(number)	6	3	3
Presence of women on the Boards of Directors of Eni Group companies	(%)	5.7	8.1	14.0
Presence of women on the Boards of Statutory Auditors of Eni Group companies		8.5	15.0	27.6

The Board of Directors of Eni SpA is composed of 9 directors, including 8 non-executive directors and 7 who meet the requirements of independence as required by law and the Self Discipline Code for listed companies of December 2011 which Eni adheres to. Three board members are appointed by non-controlling shareholders.
The “ongoing induction” training program for board members and statutory auditors of Eni SpA continued throughout 2013. The topics explored were the tasks and the responsibilities of the Board of Directors in the light of the current situation, with particular reference to business risks. Some business issues were also examined with visits to operating sites and, picking up on the positive experience of the “Strategy Day” initiated in 2012, the Board meeting on July 9, 2013 included an in-depth discussion of some strategic planning issues.
Drawing inspiration from the Board Induction for the Board of Directors of Eni SpA and in line with the culture of corporate integrity that guides Eni’s actions, in 2013 the second training plan (Welcome Board) was implemented for members of the boards of directors of Eni’s subsidiaries and companies in which Eni has a stake.
In 2013 Eni’s Board of Directors – after an evaluation by the Nomination Committee and with the support of an external consultant to ensure objectivity in the process – carried out a Board Review for the eighth consecutive year and, due to the forthcoming expiry of the mandate, decided not to undertake a “Peer Review” of the Directors as had been done in previous years.
In compliance with the recommendations of the Corporate Governance Code, taking into account the results of the self-assessment, and with the support of the Nomination Committee, the Board made its recommendations to the Shareholders for the approaching renewal of the bodies with regard to the positions and professional figures whose presence on the Board and Committees were considered suitable.
Starting with the upcoming renewals of the corporate bodies of Eni SpA, when the financial statements for 2013 are approved, in deciding the composition of the Board of Directors and the Board of Statutory Auditors the shareholders must ensure balanced gender representation, as required by law and adopted since 2012 in the Company’s Articles of Association. In particular, the underrepresented gender must, for the first term of office, represent at least one-fifth of the directors and of the standing statutory auditors elected and at least one-third in the two subsequent terms. In 2011, Eni’s Board of Directors had already recommended anticipating the implementation of the Gender Equality Law (effective from renewals after February 2013) in the Italian unlisted subsidiaries, and thus the threshold of more than 1/3 women on the Boards of Directors and Statutory Auditors was reached as soon as the 2012 renewals took place, for appointments for which Eni was responsible as a shareholder. During 2013 the same companies amended their articles of association to ensure compliance with the required composition of the governing bodies (Boards of Directors and Statutory Auditors) for the three consecutive mandates, even in case of a replacement, ensuring in particular that the underrepresented gender will represent at least one fifth of each body in the first term, and one-third in the next two terms. The main effect of Eni’s commitment to promoting initiatives to support the principles of the law on gender balance has been a significant increase in the female presence in the governing bodies. The internal regulations on the “Corporate Governance of Eni companies” approved by the Board of Directors on May 30, 2013, which updated the guidelines previously issued by the Board of Directors on Corporate Governance – without prejudice to the legal requirements – provide that the choice of members of the administration and control bodies (boards) of Eni’s subsidiaries, including those abroad, must take into account, where possible, the need for gender diversification.
In addition, in 2013, for the first year, a monitoring model was defined for the composition of the Boards of Directors of Eni’s subsidiaries in Italy and abroad, with particular attention to gender but also to diversity in terms of professional characteristics, nationality, age, experience and seniority in office. The main objective of this activity is to monitor the trend of diversification in the Boards of Directors and identify any improvement actions needed.
To respond to the growing need for a continuous dialogue between the companies and shareholders, in 2013, the Chairman of Eni’s Board of Directors sponsored a series of meetings with the institutional investors and the main proxy advisor in Europe and the United States, focused on Eni’s Corporate Governance system, enabling a better appreciation of its features, also in the light of the various regulatory models of reference.

Contents
Eni Annual Report / Consolidated Sustainability Statements

Shareholders

Shareholders breakdown on the basis of nominative claims of the receivers of Eni’s dividends in advance for the year 2013 (ex-dividend date September 23, 2013 - payment date September 26, 2013)

Number of shares	%
Controlling shareholders	1,093,731,615	30.10
Institutional investors	2,189,202,455	60.24
Retail investors	335,491,826	9.23
Own shares at the dividend payment date (treasury shares)	11,388,287	0.31
Others (shares for which no nominative claims were received)	4,371,147	0.12
Share capital	3,634,185,330	100.00

As of December 31, 2013, the controlling shareholders held 1,093,731,615 shares in Eni, equal to 30.10% of the company share capital (4.34% Ministry of the Economy and Finance and 25.76% Cassa Depositi e Prestiti – CDP SpA – controlled by the same Ministry).
As of December 31, 2013 the company’s capital amounted to euro 4,005,358,876, fully paid up, represented by 3,634,185,330 registered ordinary shares with no indication of par value.

The internal control and risk management system

2011	2012	2013
Integrated audit actions:	(number)	64	83	65
- scheduled audits		40	59	49
- spot audits		7	8	5
- follow-ups		17	16	11
Number of recommendations (corrective actions)		1,088	1,150	907
Number of Risk Assessment actions		78	98	35
Average time of completion of corrective actions	(day)	80	83	78
Participants in training sessions on the Internal Control and Risk Management system by typology:	(number)	-	284	1,216
- e-learning		-	64	610
- workshop		-	220	606

The Internal Control and Risk Management System (ICRMS), the main aspects of which are described in the “Other information” section of the Annual Report, is subjected to regular audits and updates, in order to ensure its ongoing adequacy and effectiveness in controlling the main areas of risk for company activities. This is assessed in relation to the typical features of the company’s operating sectors and its organizational structure and based on any new legislation or regulations.
A key role in the audit and assessment process for the ICRMS as a whole is given to the Internal Audit department, which conducts audits (operational, financial and compliance audits focusing on the aspects covered by Italian Legislative Decree 231/01) to implement the annual Audit Plan prepared using a “top-down, risk based” approach and approved, together with the resource budget, by the Board of Directors and, for aspects relevant for the purposes of Italian Legislative Decree 231/01, by Eni SpA’s Vigilance Body.
With reference to the main activities performed by the Internal Audit department, it is noted that:
- the number of integrated audits conducted in 2013 is in line with the average of all the audits conducted in the last five years. In particular there was a recorded increase in the average duration of the integrated audits conducted in 2013 due to the addition of the Anti-Corruption audits and the independent monitoring carried out for Sarbanes Oxley purposes;
- the average number of corrective actions per audit has remained stable for the various sectors, and to date substantial observance of the implementation times for planned actions has been recorded, confirming the attention paid by the audited structures to the time-scales agreed;
- risk assessment activities in 2013 were reduced after the process of integrated risk management got up to speed. The results are used by Internal Audit to plan their audit activities, adding more detailed analysis where deemed necessary in terms of risk assessment;
- there was a sharp increase in the number of ICRMS training initiatives compared to the previous year. These were aimed at the management of Eni SpA and its main subsidiaries in Italy and abroad and designed to provide an organic and integrated vision of the ICRMS and develop awareness of the role of management in the implementation and operation of an effective and efficient ICRMS. In particular, in 2013 “on site” workshops were conducted in about 15 Countries in addition to Italy.

Contents
Eni Annual Report / Consolidated Sustainability Statements

Management of reports

(number)	2011	2012	2013
Internal control system reports sent to Internal Audit by area reported:	86	86	110
- procurement	25	31	40
- human resources	7	9	11
- legal affairs	0	0	0
- commercial	18	9	7
- administration and finance	2	7	4
- assets acquisition	0	0	0
- contractual management	8	9	22
- logistics	9	6	1
- other corporate areas (security, HSE, etc.)	17	15	25
Internal control system reports closed in the year owing to completion of investigations:	88	86	101
- grounded for which corrective actions were taken on the Internal Audit system	3	7	12
- grounded for which measures were taken against employees/suppliers and other corrective actions were taken (against clients/managers/agents/third parties; technical/operational interventions; complaints to public authorities, etc.)	9	14	18
- ungrounded with actions	26	23	27
- generic	14	5	4
- ungrounded	34	37	40
Reports on Other matters sent to Internal Audit by area reported:	68	87	120
- human resources	18	33	37
- Code of Ethics	42	43	71
- relations with third parties	8	5	12
- others	0	6	0
Reports on Other matters closed in the year owing to completion of investigations:	90	77	99
- grounded for which improvement actions were taken	0	2	2
- grounded for which measures were taken against employees/suppliers and other corrective actions were taken (against clients/managers/agents/third parties; technical /operational interventions; complaints to public authorities, etc.)	13	12	12
- ungrounded with actions	19	12	26
- generic	2	7	5
- ungrounded	56	44	54

From January 1 to December 31, 2013, 357 reports were received, grouped together in 230 files, 110 (48%) of which concern topics relevant to the “Internal control system” and 120 of which relate to “Other matters” (52%). In the same period, 200 files were archived in total, 101 of which concerned the “Internal control system” (51%) and 99 of which concerned “Other matters” (49%).
The audits carried out on the 200 files archived in 2013 had the following results:
- for 44 files (22%) the audits confirmed, at least in part, the content of the notification and the appropriate corrective actions were taken;
- for 147 cases the audits did not find any evidence to confirm the facts reported; nevertheless for 53 files (27%) improvement actions were taken in any case by the company structures involved. In conclusion, improvement actions were adopted in 49% of cases;
- in 9 cases the facts reported were found to be of a generic nature.
The number of reports received through active channels of communication in the last three years confirms widespread awareness of the reporting procedure (Whistleblowing procedure).

Contents
Eni Annual Report / Consolidated Sustainability Statements

Added value

(euro million)	2011	2012	2013
Overall distributed net added value:	23,294	22,475	20,421
- of which to human resources	4,592	4,895	5,518
- of which to shareholders	3,978	4,139	4,227
- of which to States and Public Administrations	9,903	11,659	9,008
- of which to financial backers	922	980	923
- of which to Company system	3,899	802	745

The distributed net added value in 2013 was euro 20,421 million, a reduction compared to the previous period primarily due to: (i) less production in the E&P sector due to extraordinary interruptions and the appreciation of the euro against the dollar; (ii) extraordinary losses on contracts in the Engineering & Construction sector in the first half of the year.
Added value in 2013 was divided as follows:
- 44% to the State and Public Administrations through taxes on the income of both Italian and overseas businesses;
- 27% to human resources remunerated through wages, salaries and welfare contributions;
- 21% to shareholders remunerated through the distribution of dividends;
- 5% to the financial backers, remunerated through financial charges;
- 4% to the company system, paid through the share of net profit reinvested in the company (profit for the year net of dividends and the share used to restore the plant and equipment and intangible fixed assets used in the production process).

Relations with customers and consumers

Eni call center performance	2011 (a)	2012	2013	AEEG (b) standard
Percentage of telephone calls of customers that spoke to an operator	(%)	97.7	97.1	95.5	80
Average waiting time at call center	(seconds)	102	105	90	240
First Call Resolution (FCR)	(%)	88	88	89	-
Self Care (operations carried out autonomously by customers out of total operations requested)		32	43	51	-

(a) The data refer to the G&P sector (before the creation of a single Eni call center).
(b) Italian Regulatory Authority For Electricity and Gas.

Since September 2012 the toll free number for customer service (800 900 700) has become the only phone access channel for Eni’s retail customers in Italy, configured to respond to all requests for service and information about gas, electricity and fuel. This has resulted in three important improvements in the service for consumers: the creation of a single point of contact with Eni, a uniform customer experience and improvements in terms of service – including the extension in call center opening times (customers, including car drivers, who wish to contact Eni and holders of the you&eni card, now have free access 24 hours a day, seven days a week).
The results achieved by Eni’s one-stop call center, against a background of rising contact requests resulting from the increased number of gas and electricity customers and the extension of the service to the R&M sector, include a reduction in the average waiting time, which fell from 105 seconds in 2012 to 90 seconds in 2013. First Call Resolution (FCR) also improved, rising to 89%. In this area, moreover, the number of operations carried out independently by gas and electricity customers (self care) as a percentage of total operations requested increased significantly, rising from 43% in 2012 to 51% in 2013. This result has been achieved through the introduction of a series of new “automated” services, both IT services and IVR (Interactive Voice Response) telephone and web-based devices, which allow gas and electricity customers to meet a series of needs without requesting support from an operator.

G&P Segment

G&P customer satisfaction on telephone services	2011	2012	2013
Eni customer satisfaction score	(%)	88.6	89.7	90.4 (b)
Panel Average (a)		88.9	91.2	93.1

(a) The panel analyzed refers to companies representing more than 50% of the market with more than 50,000 customers (Source: AEEG survey – carried out on the first half of 2013 – relating to the quality of telephone services of providers of electricity and gas).
(b) The customer satisfaction score for 2013 relates to the first six months as at the date of publication of this document the Authority for Electricity and Gas had not yet published the data for the second half of the year.

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Eni Annual Report / Consolidated Sustainability Statements

Once again in 2013 there was further progress in the G&P sector on the program of initiatives to increase customer satisfaction and to become a point of reference for the quality of gas and electricity services. Against this background the customer satisfaction score (CSS) increased to 90.4% compared with 89.7% in 2012.
During 2013 in Italy the G&P sector continued its strategy of launching innovative products and services that make it easier for customers to choose the gas and electricity contract that most closely meets their energy needs, manage their bills and choose the best services connected to the gas and electricity supply, with “best in class” multi-channel access.
From the viewpoint of the range of services on offer, 2013 saw the confirmation for domestic customers of the “eni3” package, further enhanced during the summer of 2013 with the launch of the “eni3summer” campaign. In addition, in the last quarter of 2013 the new “fixa super-Luce” package was launched, with a price that freezes the energy component of the cost of electricity for 2 years. In 2013 the “suMisura” package, dedicated to business activities such as shops, bars and restaurants, was also enhanced; this gives gas and electricity customers the opportunity to take advantage of the offer that best adapts to their energy needs, based on their energy consumption profile. The “sottoControllo” package, dedicated to small and medium-sized enterprises, was also launched. On the side of customer care, transparent contracts and assistance for retail gas and electricity customers, the G&P Division has continued to: (i) apply a restrictive selection process to sales business partners, combining this with contractual tools designed to prevent, deter and sanction potential misconduct by the indirect sales force (sales agents and call centre staff); (ii) roll out an extensive e-learning system to train sales staff; (iii) offer a simpler and more rapid process for customers to notify a change of mind about a proposed contract, by telephone or fax; (iv) make confirmation “check” calls the rule for all contract proposals signed up to through agencies, “eni energy stores” and phone sales.
These activities have substantially reduced to percentages close to zero the problem of so-called “unwanted contracts”.
In 2013 the “webolletta” service was widened to reach 800,000 customers, with over 2 million bills consulted on-line. The service allows users to view their bill in their own reserved area 10 days before the normal date of delivery of the paper copy.
The 2013 data on brand awareness of Eni as an electricity and gas supplier showed an increase compared to 2012 (spontaneous awareness increased from 44.9% to 51.6% and total awareness from 79.6% to 83%).

R&M Market

Customer satisfaction	2011	2012	2013
Customer satisfaction index	(Likert scale)	7.74	7.90	8.10
Customers involved in the satisfaction survey	(number)	30,524	30,438	29,863

In the Refining & Marketing sector in Italy at the end of 2012, new cards that combine the functions of consumer loyalty and payment cards were launched and in one year, more than 1 million cards have been issued, 40% of which were issued to new customers. The database of you&eni customers has thus expanded, reaching about 7 million cards.
In 2013 Customer Relationship Management (CRM) initiatives targeted at customers registered in the you&eni program were implemented, offering members bonuses and discounts following the adoption of good practice and involving program partners in the development of special offers to support the points collection.
Moreover, to ensure excellent service, periodic training courses are held for operators on various topics, not only from the technical point of view but also on the relationship with the end user. As part of these, particular attention is paid to training the eni café managers.
In Milan on December 16, 2013, Eni launched “Enjoy”, the Smart Mobility Initiative offering customers mobility products and services with low environmental impact, with a specific focus on car sharing, a service that promotes the transition from the logic of possessing a car to the logic of sharing it, so that the private car can be relinquished, with significant benefits in terms of reducing emissions, but without sacrificing flexibility in terms of meeting mobility needs. The car, thus, passes from consumer good to service asset.

Contents
Eni Annual Report / Consolidated Sustainability Statements

People safety

2011	2012	2013
Injury frequency rate	(number of injuries/million of worked hours)	0.60	0.49	0.35
- employees		0.65	0.57	0.40
- contractors		0.57	0.45	0.32
Injury severity rate	(days of absence/thousand of worked hours)	0.021	0.021	0.014
- employees		0.025	0.026	0.018
- contractors		0.018	0.017	0.012
Total recordable injury rate (TRIR)	(total recordable incidents/million of worked hours)	1.51	1.17	1.04
- employees		1.75	1.45	1.35
- contractors		1.37	1.01	0.86
Fatality index	(fatal injuries/one hundred million of worked hours)	1.94	1.10	0.98
- employees		1.19	0.87	1.74
- contractors		2.38	1.23	0.53
Near misses	(number)	2,723	2,862	3,961
Training hours on safety	(hours)	1,354,705	1,259,228	2,112,319
- to senior managers		8,244	5,046	7,290
- to managers/supervisors		131,541	69,890	73,067
- to employees		474,568	312,817	996,364
- to workers		740,352	871,475	1,035,598
Safety expenditures and investments	(euro thousand)	320,118	370,950	408,794
- current spending		193,227	260,420	253,312
- investments		126,891	110,530	155,482

In 2013 continued the trend of improvement in the safety field, with the lowest accident rates in the last nine years and the number of injuries down 32% from 2012 and more than 70% compared to 2006, going from more than 750 events to just over 200 in 2013. The injury frequency rate decreased by 28.9% for employees and by 29% for contractors, compared to 2012. The injury frequency rate for the total Eni workforce (equal to 0.35) decreased by 28.7% compared to 2012.
In 2013 there were 4 fatal accidents involving employees (in 2012 there were 2 and in 2011 there were 3) and 2 involving contractors (in 2012 there were 5 and in 2011 there were 10). All the fatal accidents in 2013 took place in the Engineering & Construction sector. During 2013 the project “zero fatalities” continued, aimed at even more aggressively addressing the main causes of fatal accidents. In this context, a video was made that illustrates the “golden rules” for preventing falls from height, intended for all staff (employees and contractors) on the operating sites.
2013 saw the continuation of “eni in safety” communication and training program (with 200 workshops held) and its extension to the contractors deemed most critical; the “Safety road show” campaign also continued, with visits to Eni operations sites in Italy and abroad and the overall participation of more than 2,500 people including employees and contractors.
Total safety costs increased by 10.2% compared to 2012 as a result of the increase in investments (up 40.7%), particularly in the E&P field where more than euro 43 million was invested in specific studies of safety procedures and standards and, secondly, in investments in the chemical sector for systems and fire-fighting equipment (equal to more than euro 10 million). Current costs, while remaining essentially stable (down 2.7%), indicate a growing financial commitment with regard to plant and equipment (in 2013 spending almost more than doubled in value compared to 2012) for the E&P, R&M and Chemical sectors, which recorded costs of over euro 20 million each.

Contents
Eni Annual Report / Consolidated Sustainability Statements

People health

2011	2012	2013
Health Impact Assessments carried out	(number)	20	28	23
Environmental surveys		6,655	7,030	6,707
OHSAS 18001 certifications		74	100	108
Employees included in health surveillance programs		65,396	71,186	73,741
Professional illnesses reported		135	69	68
Diagnostic examinations		342,058	341,995	355,762
Services provided by Company health structures:		509,473	536,958	548,386
- to employees		412,941	442,177	449,690
- to others subjects		96,532	94,781	98,696
Vaccinations provided by Company structures:		31,397	23,700	22,795
- to employees		20,917	18,635	17,700
- to others subjects		10,480	5,065	5,095
Per capita health expenditures	(euro)	1,088	619	624
Health and hygiene expenditure and investments:	(euro thousand)	78,950	48,192	51,317
- current spending		78,006	47,298	50,984
- investments		945	894	333

In 2013 the implementation program for the health and safety management system went ahead in all Eni companies with the aim of obtaining the OHSAS 18001 certification by 2015 for all Eni subsidiaries with a significant HSE risk profile. In particular:
- in the E&P sector, all the certifications obtained in previous periods were reconfirmed and certification was acquired for the jointly controlled company InAgip doo;
- in the G&P sector, where all the EniPower electric power plants reconfirmed their certifications, the coverage of foreign gas transport activities was further extended with the certification of its subsidiaries Sergaz SA, Adriaplin doo and Eni Gas & Power France SA;
- in the R&M sector, activities continued for the maintenance and the extension of certifications in the areas of industry, logistics and trade, with coverage for reclamation activities in unused sites, for the Gela Refinery (in addition to the four other refineries already certified) and the subsidiaries Costiero Gas Livorno SpA, Petrolig Srl, Eni Austria GmbH, Eni Marketing Austria GmbH, Eni Mineralolhandel GmbH and Oleoduc du Rhone SA;
- in the Chemicals sector, coverage has been confirmed for all the Italian and overseas plants;
- in the Engineering & Construction sector all the certifications already obtained in recent years have been confirmed the operational companies Saipem Contracting Netherlands BV - Sharjah Branch and PT Saipem Indonesia Karimun Branch in the Engineering & Construction sector were also certified and certification was completed at Saipem SpA with coverage also for drilling activities.
Implementation of the periodic environmental/exposure monitoring campaigns and the provision of health services is ongoing. In 2013 the E&P, R&M and G&P sectors also carried out evaluation studies of the health profile of the Countries where Eni operates and risk analyses for the health of both employees and the communities, through the Health Risk Assessment and Health Survey. In 2013 there was an overall reduction in the number of environmental surveys (due to the subsidiary G&P Distribuidora de Gas Cuyana leaving the consolidation domain and the trend observed for Other Activities, as well as the final closure of the dichloroethane plant at the site of Assemini), while the number of diagnostic examinations increased (due to the contribution of the E&C sector with over 30,000 more examinations than in 2012) as did the services provided by health care facilities (stable or growing in most areas of the sectors).
The total number of vaccinations fell due to the drop in E&C which was only partially offset by the increase in the Congo and Nigeria for the E&P sector.
Eni’s consolidated figure for recognized occupational diseases has remained stable at 2012 values, halved compared to previous years.
Total spending on health (up 6.5% over 2012) shows a growing financial commitment with respect to occupational medicine (E&P and Chemicals sectors), industrial hygiene (E&P, R&M and Chemicals sectors) and training and information (E&P, Chemicals and Engineering & Construction sectors and corporate and finance company sectors).

Contents
Eni Annual Report / Consolidated Sustainability Statements

Employment

(number)	2011	2012	2013
Employees as of December 31	72,574	77,838	82,289
- men	60,032	64,978	68,688
- women	12,542	12,860	13,601
- Italy	27,058	26,804	26,782
- Abroad	45,516	51,034	55,507
Employees abroad by type	45,516	51,034	55,507
- locals	34,801	39,668	43,121
- Italian expatriates	3,208	3,867	3,955
- International expatriates (including TCN)	7,507	7,499	8,431
Employees by type of contract	72,574	77,838	82,289
- temporary	30,664	35,896	38,813
- permanent	41,910	41,942	43,476
- part time	1,044	1,132	1,060
- full time	71,530	76,706	81,229
Senior Managers employed	1,468	1,474	1,475
- of which women	152	159	160
Managers/Supervisors employed	12,754	13,199	13,637
- of which women	2,477	2,615	2,767
Employees	36,019	38,497	39,943
- of which women	9,394	9,777	10,310
Workers employed	22,333	24,668	27,234
- of which women	519	309	364
Employees age band 18-24	3,587	4,203	4,636
- of which women	668	669	751
Employees age band 25-39	31,859	35,161	36,906
- of which women	5,738	6,079	6,421
Employees age band 40-54	29,190	29,998	31,200
- of which women	5,209	5,089	5,250
Employees age band over 55	7,938	8,476	9,547
- of which women	927	1,023	1,179
Employees by educational qualification	72,574	77,838	82,289
- less than secondary school diploma	17,677	15,535	10,406
- secondary school diploma	32,631	35,154	40,030
- degree	19,446	23,565	26,911
- post-graduate education	2,820	3,584	4,942
Number of hiring	5,592	6,372	6,666
- of which women	1,157	950	961
Number of resolutions	5,163	5,242	5,853
- of which women	833	693	610

In 2013, a rise of 4,451 in the number of workers as compared to 2012 was recorded, an increase of 5.7%. This is the result of a reduction of 22 in the number of workers employed in Italy (currently 26,782 people, 32.5% of total employment) and an increase of 4,473 in the number of workers employed abroad (currently 55,507, 67.5% of total employment).
In Italy, 1,565 persons were recruited, 579 of whom were given a fixed term contract.
The majority of recruitment to permanent (open-ended) contracts and apprenticeships (986 in total) involved graduates (623), recruited mainly into operating positions. In Italy, 1,514 work contracts were terminated, 844 of which were permanent (open-ended) contracts and 670 of which were fixed term. These reductions are mainly related to the restructuring measures being implemented.
The average age of people working for Eni is 43.7 in Italy and 38.9 abroad, in line with the average age in 2012 abroad and slightly higher for Italy.

Contents
Eni Annual Report / Consolidated Sustainability Statements

International development

(number)	2011	2012	2013
Employees in Africa	13,501	11,882	12,413
- of which women	1,021	1,069	1,137
Employees in Americas	8,194	9,403	13,547
- of which women	1,270	1,244	1,556
Employees in Asia	13,545	17,495	17,596
- of which women	1,334	1,448	1,522
Employees in Australia and Oceania	402	1,119	1,139
- of which women	97	172	162
Employees in Italy	27,058	26,804	26,782
- of which women	6,022	6,114	6,245
Employees in the Rest of Europe	9,874	11,135	10,812
- of which women	2,798	2,813	2,979
Local employees abroad by professional category	34,801	39,668	43,121
- of which senior managers	228	223	216
- of which managers/supervisors	3,476	3,798	4,001
- of which employees	17,529	19,683	20,522
- of which workers	13,568	15,964	18,382
Employees in non-OECD Countries	34,313	37,659	38,336

The majority of new recruits abroad in 2013 were for the Engineering & Construction sector (up 3,872) due to the increase in local and expatriate resources needed to support ongoing construction projects (in Mexico, Canada, Australia, the Arabian Peninsula and Northwest Africa), prefabrication activities in Brazil and to a lesser extent engineering centers in India and Nigeria.
The increase in the E&P sector (up 848 persons) can be attributed to the increase in manpower in the developing Countries (Angola, Mozambique, Indonesia, Norway, Kazakhstan) and Countries with operations activities (Iraq, Libya, USA), the opening of new exploration branches (Cyprus, Vietnam and Kenya), the acquisition of Eni engineering from Saipem (approximately 120 persons) and the sale of assets in Russia.
In 2013 the company Versalis International was founded, which incorporated the companies PE Benelux and PE Iberica and the non-consolidated companies PE Polska, Norden and PE Hellas; this resulted in a slight increase in the sector (31 persons).
The G&P sector showed a decrease (-290 persons), due almost entirely to the deconsolidation of the Argentine company Distribuidora de Gas Cuyana.
In total, there are 3,955 Italian expatriates working abroad in the consolidated companies. The number of local overseas employees has increased compared to 2012 (+8.7%). The main category involved is workers (+15%); there has also been an increase in the number of white collar employees (+4.3%) and managers/supervisors (+5.3%); the number of directors and senior managers has slightly decreased.

Equal opportunities

2011	2012	2013
Women employees in service	(%)	17.28	16.52	16.53
Women hired		20.71	14.91	14.42
Women in managerial position (senior and middle managers)		18.49	18.91	19.37
Women senior managers		10.35	10.79	10.85
Replacement rate by gender		1.08	1.22	1.14
- men		1.02	1.19	1.09
- women		1.39	1.37	1.58
Employees who took parental leave	(number)	567	522	641
- of which women		458	409	500
Employees returning from parental leave		539	477	586
- of which women		427	352	452
Pay gap senior managers (women vs. men)	(%)	96	97	96
Pay gap middle managers and senior staff (women vs. men)		97	96	98
Pay gap employees (women vs. men)		96	97	94
Pay gap workers (women vs. men)		101	104	102
Total pay gap (women vs. men)		98	100	98

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At the end of 2013 13,601 women worked in Eni (16.53% of the total workforce), of which 6,245 in Italy (23.3% of the Italian workforce) and 7,356 abroad (13.3% of the overseas workforce). In Italy, 25.5% of the 623 people recruited during 2012 were women. It is to be noted that in 2013 the rate of replacement for women (permanent recruitment divided by termination of permanent contracts) increased compared to 2012 both in Italy and at an international level (altogether 1.37 in 2012 and 1.58 in 2013).
The percentage of women occupying managerial positions (women managers and executives) rose from 18.49% in 2011 to 18.91% in 2012 and 19.37% in 2013.
In 2013 the survey of the gender pay gap was updated, using the same method as in 2011 and 2012, which neutralized, in the pay comparison, any effects deriving from differences in role and seniority. This survey was conducted at a worldwide level on a sample of more than 90% of the Eni workforce (about 76,000 people in more than 60 Countries), with an increase of 13% over the 2012 sample. The results of the analysis at a global level show on average a substantial alignment between the pay of the female population and that of the male population for the same role and seniority.

Enhancing people

(%)	2011	2012	2013
Employees covered by management review (a)	100	100	100
Employees covered by performance assessment tools (senior managers, managers/supervisors and young graduates)	53	55	60
Employees covered by potential assessment (young graduates and experts)	41	33	23 (b)

(a) Percentage referred only to the senior managers to whom the review process is applicable.
(b) Percentage decrease due to the extension of the analysis perimeter for young graduates up to 7 years of service. Development of knowledge and appreciation of the skills of Eni’s people has continued during 2013 with an approach focused more than ever on the use of development tools in our foreign operations.

During 2013, as every year, a complete map of managerial resources was drawn up through the tool of management review. For specific segments of managerial resources, the assessment of skills and competencies was further developed. The results of this contributed to the updating of the “succession plan” and to the presentation of relevant positions to Eni’s Nomination Committee. The process of mapping resources has also involved the population of young people and graduates who are annually evaluated by their counselor using a Segmentation tool. In particular, during 2013, more than half of Eni’s people were mapped and, in particular, 86% of the managers and 41% of the young graduates.
Eni’s commitment to performance assessment is ongoing, with total coverage, in Italy and abroad, of 97% for directors and senior managers and 57% for managerial staff and young graduates, with an overall total of 60%. During 2013 the Performance and Feedback process was completed and communication meetings required for the implementation of the system were initiated. The new process involves the participation of the entire company population, in Italy and abroad, with mandatory application of performance management for all executives, managers and young graduates. The feedback process has been extended to the entire population. 2014 will see the launch of a simplification project for the two processes and the support tools in order to increase their effectiveness in terms of policy, guidance and monitoring of individual results and behaviors to be improved (also with reference to the induction process for new recruits), and to progressively expand the feedback targets.
During 2013 a total of three 360° Feedback campaigns were launched (two of which were completed within the year) for a total of 370 participants; of these, 157 were delivered in English or French. The process, which between 2011 and 2012 involved staff in Italy, aims to raise participants’ awareness of their own behavior, from the viewpoint of managers, peers/colleagues and partners.
As regards to the assessment of potential, in order to better reflect the internationality of the business, it was decided to extend the boundary of the analysis, expanding the population of young graduates to include people with up to 7 years of service (until last year it was a maximum of 5 years). The trend in the percentage of employees covered by potential assessment (young graduates and experts) is the indicator most affected by the increase in the reference pool. Reading the data in absolute terms, the total number of assessments is rising: in 2013 a total of 883 reviews were performed, up 10% compared to 2012, which saw a total of 797 initiatives. In addition to this index, it is worth noting the evaluation activities carried out during the year on the population of managers and executives with an amount of 120 Individual Assessments and Management Appraisals.

Training

2011	2012	2013
Training hours by type	(hours)	3,126,935	3,132,350	4,349,352 (a)
- HSE and quality		1,594,357	1,547,274	2,213,450
- Languages and ICT		297,012	311,142	339,058
- Conduct/Communication/Institutional		198,073	213,779	233,949
- Professional - transversal		320,211	251,668	334,018
- Professional - technical/commercial		717,282	808,487	1,228,877
Training expenditures (a)	(euro million)	49.98	55. 67	75.91

(a) The total cost includes the activities carried out during 2013 as part of the project in Iraq for the subsidiary Zubair Field Operation Division.

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Eni Annual Report / Consolidated Sustainability Statements

During 2013, the number of hours of training increased by approximately 39% compared to the previous year, while the total cost of training increased by about 36%, with an increase in activities performed abroad.
Eni continued its partnerships with the academic world, developing a university network focused on oil and gas themes and, in general, broadening relations with academic institutions and the top business schools. In particular, through Eni Corporate University, several initiatives have been established with prestigious Universities: the specialized master in “Petroleum Engineering and Operations” and the master of science in “Petroleum Engineering” in partnership with the Politecnico di Torino; the specialized master in “Design of Oil & Gas Plants” and “Safety and Environmental Management in the Oil & Gas Industry” with the Università di Bologna; master of science “Energy Orientation - Hydrocarbons” with the Politecnico di Milano and “Geology of Hydrocarbons” with the Università di Perugia; also in progress is the fifth edition of the first level master’s course in “Management of Health, Safety, Environment & Quality System” organized in partnership with the Università di Pisa and with the cooperation of the QUINN consortium; and the “Integrated petroleum geoscience course” was run with the Università di Perugia.
The 4th Edition of the “eni program for management development” was carried out in partnership with the SDA Bocconi School of Management, where 28 young managers were involved from all Eni’s locations in Italy and abroad. The program is designed to provide methodologies and tools for acquiring an integrated vision of the company, an understanding of the economic and financial dynamics, the management of new business development models in international contexts and the acquisition of team leadership and team working skills.
In partnership with the Imperial College Business School and the Oxford Said Business School, a development path for excellence was created, the “ETS Summer School”, for 35 young people on general management, finance and trade topics.
Altogether, in 2013, 160 participants were involved and monitored including students at masters level, masters graduate students and research fellows; all participants in the major initiatives were recruited by companies/divisions of the Group.

Anti-Corruption training and awareness
Anti-corruption training is compulsory and is extended to all people at risk, in Italy and abroad. The aim of the training is to illustrate the applicable Anti-Corruption laws, Eni’s Anti-Corruption compliance program and to provide the knowledge and tools to recognize potentially criminal conduct, the actions to be taken, and the risks, responsibilities and sanctions that may result, in order to prevent and combat instances of corruption.
Training is delivered through on-line courses (e-learning) and workshop training events carried out directly by the Anti-Corruption legal office (ACSLU) in Italy and abroad. In 2012 a new version of e-learning was developed, taking into account the changes in the international legislation on Anti-Corruption and, consequently, domestic regulations. This new version of the e-learning was delivered from 2013 onwards.
In 2013, approximately 9,200 employees were trained using the new e-learning cycle.
With specific reference to classroom training events, 57 sessions were held in 2013 (13 Anti-Corruption workshops at subsidiaries abroad; 5 seminars dedicated to specific functions such as Legal Affairs, Internal Audit and Communications within Eni; 8 seminars for top management; 4 “Responsible Leadership” seminars; 1 Welcome Board for board members of Eni and its subsidiaries; 11 “Safety Roadshows”; and 15 “institutional manager training” sessions) attended by about 1,570 persons.

Involving people

2011	2012	2013
Users with access to the MyEni portal	(number)	25,746	23,578	25,088
Cascade Program meetings		565	569	1,000 (a)
- Countries involved		40	44	44
- Satisfaction of participants (positive feedback on the initiative)	(%)	87	88	87

(a) The first business meetings were made available on the corporate intranet, and staff meetings in the units were given priority for all subsequent meetings.

During 2013 the MyEni intranet was reconfirmed as the main tool for entry into the world of Eni, communication, and support for daily activities. The Italian version is visible to 25,088 persons, whereas the international version (MyEni International) is today reachable by every associate connected to the Eni telecommunications network and is the home page in 43 associate companies, open to a total of approximately 8,100 persons.
The Cascade program, targeted at all Eni people with the aim of communicating the company’s strategies by business area, was run for the seventh time in 2013. This year the formula was revamped with the aim of making the program more interactive and timely. The intranet was used to make the first business meetings available and staff meetings in the units were prioritized for all subsequent meetings. The level of general satisfaction with the initiative was high and in line with the 2012 level. In addition to Italy, the Cascade has involved 43 Countries.
Also in 2013, Eni’s commitment continued in the form of its proposal to introduce a qualitatively and quantitatively attractive corporate welfare model, as an incentive for the engagement of Eni’s people. The priority areas for the initiative were confirmed, linked to the themes of “Health Promotion”, “Work-Life Balance” and “Time & money saving”.
In 2013, investment in “Health Promotion” was especially significant with the launch of the new project “Prevent with Eni” and the development of the “Early Detection Plan”, which is aimed at expanding the cancer screening plan with the inclusion of more medical services. The goal is to offer a package, with check-ups and more in-depth and comprehensive tests every two years to support secondary prevention. The project was

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Eni Annual Report / Consolidated Sustainability Statements

started in November at three pilot sites (Ravenna, Brindisi and Genoa) with a potential pool of 1,000 people. Since the start date, about 90 people have joined the initiative. In 2014 the project will be expanded into several other venues, involving potentially about 3,300 of Eni’s people in Italy.
As part of Work-Life Balance, organized activities continued with the aim of supporting Eni’s people with childcare; the initiatives, which in 2013 involved more than 2,600 children and teenagers in total, included the organization of summer holidays, themed trips, summer campuses in the city and the Eni crèche and Infants’ school. In line with Eni’s commitment to promoting initiatives to support young people and their personal and professional training, a new initiative was launched in 2013 aimed at the children of Eni’s people aged between 16 and 18 years. This initiative, formed in collaboration with the Fondazione Intercultura (a non-profit partner of the most important worldwide intercultural exchange organizations) allowed 10 study trips abroad to be provided, enabling children to live and study in another Country for a whole academic year and enjoy a unique experience, learning a foreign language, sharing different cultures and customs, but above all developing a multicultural perspective.
In the field of “Time & Money Saving”, to support people’s spending power in this particularly difficult economic period, the existing agreements have been revamped (for travel, leisure, cars, clothing, healthcare, etc.) and new ones have been started, including e-commerce agreements for some of the categories of goods most commonly purchased by households.
Moreover in 2013, in Italy and abroad, all the activities that aim to promote a strong connection between Eni’s people and the company went ahead (seniority awards, support to associations for employees and former employees, contributions for after-work facilities) as well as local-level initiatives involving Eni people (anniversaries, holidays and sporting events). As part of this, 1,726 persons in Eni were involved in the “Snow Trophy”, organized in Folgaria, with a total of 27 participating companies, including 9 foreign companies. The initiative, the proceeds of which went to support the Smile Train Italia non-profit organization, provided an opportunity for colleagues working in different geographical and organizational areas to meet and share their experience.

Industrial relations

(number)	2011	2012	2013
Employees covered by collective contracting (Italy)	30,506	30,480	30,590
Consultations, negotiations with trade unions on organizational changes (Italy) (a)	437	359	278

(a) The minimum notification period for operational changes is in line with the provisions of the applicable laws and union agreements signed in the individual Countries in which Eni operates.

In 2013, in line with the agreement for development and competitiveness and for a new industrial relations model dated May 26, 2011, meetings with the trade unions produced agreements to support and promote efficiency processes in organizational and productive facilities, in particular the redevelopment project at the Assemini and Priolo petrochemical plants and the industrial conversion of the Gela Refinery.
In July, with the signing of specific trade union agreements, a redundancy and relocation program was launched, for a maximum of 1,000 employees and in compliance with corporate technical and organizational needs; this agreement identifies all the measures required to minimize the impact on resources. The redundancy/relocation program will end in 2014. Over the 2013-2015 period, Eni will also move on, with a view to professional and occupational replacement, to the progressive inclusion of 300 graduates/post graduates and fixed-term administrative workers and fixed-term contract workers for the oil and energy sector.
The home working pilot project, started in May 2012, represents a positive means of encouraging the right forms of work-life of balance: accordingly, a widening of the trial has been agreed into other Eni businesses as well as its extension to special situations involving employees with disabilities.
As for associations, of note among the main national collective labor agreements applied in Eni is the renewal in Italy of the Collective Bargaining Labor Agreement for Oil and Energy.
In relation to industrial relations activities at an international level, the relations with the European Works Council (CAE) on the progress of Eni policies within the European framework and with the representatives of the European Risk Observatory for Workers’ Safety and Health are also worthy of note. The 2013 meeting was held in July in Bruges. One day was devoted to a seminar workshop for delegates with information on the European Union guidelines and measures concerning energy policy and employment policies and Eni projects to further integrity and non-discrimination.
A work environment that “does not discriminate” by gender, orientation, culture and age, is, in fact, an essential element of respect for fundamental personal rights and is also conducive to the enhancement and development of individual skills and capacities.

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Eni Annual Report / Consolidated Sustainability Statements

Employment disputes

2011	2012	2013
Employment disputes	(number)	1,170	1,383	1,607
Prevention/disputes ratio		952/1,170	864/1,383	577/1,607
Disputes/employees ratio	(%)	1.39	1.80	1.95

In 2013, Eni’s commitment to preventing and managing work disputes was maintained, working at the pre-trial phase with effective tools to reduce the number of legal disputes and the consequent costs.
Thanks to the continued legal assistance provided, the level of conflict remained low, taking into account the size of the company and the complex structure of employment legislation, particularly in Italy.
The number of cases reaching the Italian and non-Italian courts connected with work contracts such as claims for superior grading, recognition of pay differences and, in particular for Italy, alleged downgrading and deskilling remained at an extremely low level (0.35% of employees in service in December 2013). This confirms a model of work organization which allows Eni’s people to make the most of their skills and potential with the support of a shared system of skill classification.
The majority of disputes (18% of the total) concern occupational illnesses and represent, at this time, a typical feature of Italian employment disputes; they are due to claims for alleged exposure to potentially damaging agents, often linked to the industrial sites acquired by Eni.
About 16% of the total disputes, however, relate to claims following outsourcing by Eni, such as transfers of company branches and service contracts.
Moreover, concerning disputes abroad, particular importance is assumed by requests for profit sharing in addition to the pay claims already referred to.

Spending for the territory

(euro million)	2011	2012	2013
Total spending for the territory:	100.885	90.568	100.547
- of which interventions on the territories from agreements, conventions and PSA	69.279	63.052	57.570
- of which short-terms investments linked to initiatives in favor of the territories	0.865	3.377	0.813
- of which association memberships fees	1.624	1.803	1.800
- of which contributions to the Eni Foundation	3.000	-	10.000
- of which sponsorships for the territory	22.399	18.618	26.469
- of which contributions to Eni Enrico Mattei Foundation	3.718	3.718	3.895

In 2013, the overall cost for the territory amounted to over euro 100 million and included local projects stemming from agreements, conventions and PSA (community investments) and donations linked to local initiatives, membership fees for associations, sponsorships and contributions to the Eni Enrico Mattei Foundation. Over euro 57 million (about 60% of the total) was invested in community projects, established through agreements or conventions with local stakeholders, to encourage and promote community development in the Countries in which Eni works.

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Community Investment

(euro million)	2011	2012	2013
Interventions on the territories from agreements, conventions and PSA by category:	69.279	63.052	57.570
- training/professional coaching	4.570	9.886	13.527
- environment	15.899	9.698	9.164
- culture	1.938	1.300	1.713
- instruction and education	3.207	3.789	5.384
- health	2.035	3.886	2.931
- infrastructure development	18.334	20.344	15.176
- socio-economic development	6.794	6.357	5.792
- relationships with communities	7.134	7.077	2.332
- access to energy	9.368	0.715	1.551

The cost in 2013 of community projects deriving from local agreements and conventions (community investment) amounted to more than euro 57 million, about 93% of which was spent in the area of exploration and production activities. Spending on the African continent remained constant, with a positive trend in Sub-Saharan Africa, where euro 25.7 million was spent in 2013 against the previous year’s euro 23.2. Regarding the E&P figures, the total for 2013 was euro 53.3 million, less than the total for 2012 of euro 59.5 million. This decrease is explained by reduced investment, mainly in infrastructure development in Kazakhstan, and the reduction in spending on training in Egypt; at the same time, there was increased investment in terms of access to energy, instruction, education and training. Concerning access to energy, the increase is attributable to the progress in electrification projects for local communities in Nigeria.

Sponsorship for the territory

(euro thousand)	2011	2012	2013
Sponsorships for the territory by intervention sector:	22,399	18,618	26,469
- health	168	40	-
- training	71	185	183
- education	436	862	366
- environment	233	69	122
- culture	15,771	13,678	21,438
- social infrastructures	162	37	60
- social interventions	5,559	3,748	4,300

Eni also works to benefit local communities through support for initiatives selected on the basis of different criteria, such as affinity with the image and identity of the company, links with the territory, adherence to business goals and, as a common denominator, consistency with sustainability principles. In 2013, local sponsorship amounted to euro 26.5 million, almost all in Italy; more than 80% was dedicated to the promotion of cultural activities in regions where Eni is present. Among these, a few examples of excellence are the strategic partnership with Expo 2015 for sustainability initiatives in African countries and the collaboration with the Louvre and the Vatican Museums for the promotion of art and culture.

Local content

Ratio between Eni minimum wage policy and market minimum wage (1st decile) - (middle managers - senior staff)

Ratio	Countries
100 - 115	Australia, Italy, the Netherlands, Hungary, Belgium, Germany, France, Libya, Romania, Norway, United Kingdom
116 - 130	United States, Angola, Countries of the Gulf Area
131 - 150	Peru, Venezuela, Algeria
151 - 180	China, Kazakhstan, Brazil
> 180	Egypt, Indonesia, Russia, India
135	Global Average

In its policy for local personnel (see the detail on local overseas employees by professional category in the International Development section), Eni defines relevant salary levels in terms of minimum/maximum range, in relation to market data for each individual Country, monitored annually using international providers.

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The comparison between the minimum levels defined in Eni policies and the minimum market levels supplied by providers (1st decile of local pay levels) refers to the section of the workforce composed of middle managers and senior staff. The analysis carried out relates to a sample of about 14,000 resources in 24 Countries chosen from those most representative in terms of business presence and strategic importance. The results of the analysis show that on average the minimum levels defined in Eni’s policy are in line with or superior to the market minimums.

Procurement by geographical area 2013	Africa	Americas	Asia	Italy	Rest of Europe	Oceania
Number of suppliers used	(number)	7,105	6,116	5,246	9,980	9,940	520
Total procurement	(euro million)	8,434	2,871	5,036	10,714	5,340	419
- of which in goods	(%)	17.5	24.4	16.2	11.2	17.9	10.3
- of which in works		16.3	26.4	21.5	12.4	26.1	1.0
- of which in services		60.8	48.1	49.2	73.1	53.7	88.2
- of which unidentifiable		5.4	1.1	13.1	3.3	2.3	0.5

In 2013 more than 34.8 thousand suppliers worldwide worked for Eni, some of which operated on more than one continent; in particular, more than 20% were on the African continent, in line with the previous year (20% in 2012). Eni is committed to maximizing the participation of local enterprises when pursuing its business activities and contributing to the growth of local supply chains, including in developing and emerging Countries. In 2013 the total share of procurement from local markets increased, reaching 63%, with steady growth in Africa where the share of local procurement rose from 54% to nearly 60%. In 2013, among 54 countries under investigation, the share of procurement from local markets was higher than 50% in 39 Countries, with peaks of over 80% in several Countries including Nigeria (94%), Kenya (100%), Gabon (81%), Indonesia (92%), Vietnam (87%), Poland (94%), Venezuela (92%) and Ecuador (89%).

Local procurement 2013 by Country

% procurement on local market	Countries
0 - 25%	UAE, Luxembourg, Malaysia, Mozambique, Peru, Portugal
26 - 49%	Angola, China, Germany, Iran, Iraq, Libya, Norway, Czech Republic, Slovenia
50 - 74%	Algeria, Saudi Arabia, Brazil, Republic of Congo, Croatia, Egypt, France, Ghana, United Kingdom, India, Kazakhstan, the Netherlands, Pakistan, Switzerland, Togo, Tunisia, Hungary
75 - 100%	Argentina, Australia, Austria, Belgium, Canada, Cyprus, Ecuador, Gabon, Indonesia, Italy, Kenya, Mexico, Nigeria, Poland, Romania, Russia, Singapore, Spain, United States, Ukraine, Venezuela, Vietnam

Relations with suppliers

2011	2012	2013
Procurement by macro-class:	(euro million)	32,586	31,811	32,814
- works		6,782	7,024	5,948
- services		15,990	15,283	20,047
- goods		6,743	5,449	5,200
- unidentifiable		3,071	4,055	1,620
Supplier concentration top 20	(%)	20	15	17
Suppliers used	(number)	31,878	32,621	34,848
Qualification cycles carried out during the year		26,936	31,991	46,913
- of which with negative results	(%)	13	6	9
Checks carried out following negative feedback and consequent actions taken:	(number)	365	381	451
- suspensions		73	69	106
- revocations		56	53	9
- states of attention		236	259	336

In 2013, Eni’s total procurement valued euro 32.8 billion. The process of extending vendor management models (Assessment Process Level systems and training) to 4 foreign Countries has continued (in Angola, Congo, Tunisia and Pakistan). Suppliers are subjected to qualification and audit processes as well as performance assessment procedures and verification of corrective actions implemented. Monitoring of suppliers not yet in line with Eni standards (including sustainability requirements) has continued, with the production of monthly reports. In 2013, monitoring activities related in particular to four foreign enterprises and two Italian ones: Eni Gabon, Eni G&P France, Eni Indonesia, Eni Norge, Gela Refinery and Syndial. Communication initiatives were carried out to spread good practices and awareness of procurement issues overseas (in Pakistan, Mozambique, Norway and Angola) in addition to updates on sustainability topics for the personnel of associates at head office.
The status of initiatives encouraging the promotion of good practices in the supply chain management has been maintained. These include participation in the Carbon Disclosure Project Supply Chain, involving significant Eni suppliers; the IPIECA Supply Chain Task Force Working Group on the development of environmental topics and CSR in the supply chain; and participation in the Sustainable Supply Chain Working Group as part of Global Compact Network Italia.

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Eni Annual Report / Consolidated Sustainability Statements

Transparency over payments

Payments made by Eni to governments of Producing Countries that subscribe to the Extractive Industries Transparency Initiative (EITI)

Countries	Year (a)	Local currency	Amounts in local currency (thousands)	Amounts in US$ (thousands)	Total amount in US$ (thousands)
Norway	2012	NOK	9,264,035	-	1,592,273
Profit Taxes (b)			9,212,315		1,583,384
Fees (c)			51,720		8,889
Democratic Republic of Congo	2011	CDF	40,461		44
Profit Taxes (b)			40,461		44
Trinidad & Tobago	2011	TT$	81,069		12,711
Profit Taxes (b)			81,069		12,711
Indonesia	2009		-	29,520	29,520
Profit Taxes (b)				29,520	29,520
Nigeria	2011		-	1,650,573	1,650,573
Profit Taxes (b)				1,073,957	1,073,957
Royalties				488,050	488,050
Fees (c)				305	305
Other significant benefits to government agreed by MSWG				88,261	88,261
East Timor	2011			401,269	401,269
Host government’s production entitlement (e.g. Profit oil)				205,826	205,826
Profit Taxes (b)				169,821	169,821
Royalties				2,757	2,757
Fees (c)				410	410
Other significant benefits to government agreed by MSWG				22,455	22,455
Kazakhstan	2011	KZT	9,432,211	1,194,496	1,258,823
Host government’s production entitlement (e.g. Profit oil)				417,705	417,705
Profit Taxes (b)			953,183	723,850	730,351
Bonuses (d)				52,941	52,941
Other significant benefits to government agreed by MSWG			8,479,028		57,826
Republic of Congo (e)	2012			100,523	100,523
State-owned company production entitlement				41,034	41,034
Profit Taxes (b)				16,851	16,851
Fees (c)				1,354	1,354
Bonuses (d)				15,000	15,000
Other significant benefits to government agreed by MSWG				26,284	26,284
Mozambique	2011	MZN	110,029	1,100	5,142
Profit Taxes (b)			110,029		4,042
Other significant benefits to government agreed by MSWG				1,100	1,100
Iraq	2010			43,750	43,750
Bonuses (d)				43,750	43,750
Togo	2011	XOF	1,107,796	500	2,851
Profit Taxes (b)			1,107,796		2,351
Other significant benefits to government agreed by MSWG				500	500
Gabon	2010		-	25	25
Fees (c)				25	25

(a) Last local financial year in which the data is referenced and in which the EITI disclosures has been made.
(b) Corporate tax-other tax on income/profit or production e.g. petroleum revenue tax.
(c) Signature, discovery and production bonus.
(d) On License, rental and any consideration for license and or concessions.
(e) In addition to the amount shown in the table, some of the transfers made by Eni in Congo are “in kind” for a total of 11,171 kboe, which refers to the profit share in oil and the royalties pertaining to the Republic of the Congo, net of the barrels conferred to Eni by the Republic of the Congo on the basis of commercial agreements.

In 2013, Eni continued to participate in reconciliation and publication of payments made to producer Countries adhering to the Extractive Industries Transparency Initiative (EITI).
The table below shows the data on payments made by Eni and included in the latest EITI Report published in the respective Countries.
For Iraq, the 2011 EITI Report also includes purchases of crude oil made by Eni Trading and Shipping. For these purchases, Eni Trading and Shipping paid an amount equal to 1,306,390,867 USD in 2011.
Eni also takes an active part in the local multi-stakeholder EITI working groups, either directly or through participation in trade associations.
Again in 2013 Eni contributed financially to the functioning of the EITI Secretariat.

Contents
Eni Annual Report / Consolidated Sustainability Statements

Royalties paid by Eni in Italy in the 2011-2013 period

(euro thousand)	2011	2012	2013
Royalties paid (a)	203,886	237,517	298,383
- of which to State	97,682	96,948	138,302
- of which to Regions	83,730	109,949	125,596
- of which to Basilicata	53,516	77,255	91,862
- of which to Municipalities	22,474	30,619	34,486

(a) The data include Eni SpA (E&P Division), Enimed, Società Adriatica Idrocarburi and Società Ionica Gas.

Human Rights

2011	2012	2013
Hours of training on Human Rights	(number)	518	576	667
Reports received on probable Human Rights violations		39	39	43
Reports on Human Rights violations closed in the year		32	48	44
- groundless reports or only partially grounded reports with corrective and/or improvement actions taken		13	15	20
- groundless reports		19	33	24
Suppliers subjected to qualification procedures including screening on Human Rights		11,471	12,471	14,833
% procurement from suppliers subjected to qualification procedures including screening on Human Rights	(%)	90	88	87
SA 8000 audits carried out	(number)	16	16	23
- of which follow-ups		8	8	9
Security contracts containing clauses on Human Rights	(%)	50	65	84
Security personnel trained on Human Rights	(number)	169	1,008	235
Critical sites covered by assessments		30	11	21
Sites verified by means of check list		147	121	194
Countries with armed guards protecting sites		12	10	11
Training hours of specific nature to security managers		672	1,476	4,700

With reference to the management of whistleblowing concerning Human Rights topics, it is noted that during 2013:
- 43 files were opened, mainly relating to alleged abuses of workers’ rights and referring to issues of harassment, bullying and workplace safety;
- 44 files were closed, 4 of which were found to be justified and 16 of which were not, for which corrective and/or improvement actions were adopted anyway. These actions mainly focused on abuses of workers’ rights with regard to the issues of bullying, harassment and workplace safety.
The company’s commitment to carrying out audits and inspections on the conduct of suppliers has been maintained, with particular reference to the protection of Human Rights. In 2013, SA 8000 Audits were performed on 14 suppliers/sub-suppliers in Australia/East Timor, Ecuador, Congo and Pakistan, and follow-up SA 8000 audits were performed on 9 suppliers (in Congo and Ecuador) audited in 2012. Regarding the involvement of personnel in this area, SA 8000 auditor training was given to 5 procurement staff in Italy.
In 2013 Secur, in collaboration with the Sustainability Unit and the E&P Division, and with the support of ECU, continued its work on the promotion and development of two training projects on “Security & Human Rights” for Security Forces working at Eni sites in Indonesia and Algeria.
150 agents of private security forces and 2 security managers were trained through these courses, for a total of 13 training sessions. In particular:
- in Indonesia in November 2013, 10 training sessions were held for a total of 151 participants, including 99 members of the Public and Private Security Forces. These sessions were held in Jakarta (Java), Jayapura (Papua) and Balikpapan (Borneo). The training courses were targeted at Indonesian Army and Navy personnel, Indonesian police officers and members of the Indonesian Human Rights Commission. Moreover, through this training project, for the first time employees of other companies in the oil&gas industry (“Chemical Gas Indonesia” and “Vico Indonesia”) were involved as well as representatives of local NGOs;
- in Algeria in December 2013, 3 training sessions were conducted in Algiers, for a total of 57 participants, including 6 from Eni, belonging to the HR and Security departments and 51 agents of Private Security Forces.
During 2013, 7 training courses were conducted on topics of specific interest to Security staff, for a total of 4,700 hours training and 114 participants, 83 of whom were trained in Human Rights (43 in Italy and 40 in Kuala Lumpur (Malaysia) respectively). The latter staff were trained as part of a broader training project called “Security in the oil&gas Industry”.
Finally, regarding the conduct clause aimed at ensuring respect for Human Rights, this was included in 84% of the contracts concluded with Security Services providers, compared to 65% in 2012. There is, therefore, a strongly positive trend in the number of security contracts containing Human Rights clauses.

Contents
Eni Annual Report / Consolidated Sustainability Statements

Technological innovation

2011	2012	2013
R&D expenditures	(euro million)	246	263	218
- R&D expenditures net of general and administrative costs		190	211	197
Tangible value generated by R&D activities (a)		-	-	937
Personnel employed in R&D activities (full time equivalent)	(number)	925	975	986
First patent filing applications		79	74	59
Existing patents		8,884	8,931	9,427
Patents average life	(years)	8.84	8.86	9.26

(a) Recent refinements made to the calculation methodology make the 2013 value non comparable with the years 2011 and 2012 which aren't therefore reported. The 2013 value refers to E&P activities, G&P, R&M and Versalis sectors.

Eni’s financial commitment in the field of scientific research and technological development amounted to euro 197 million in 2013 (or euro 218 million if the general overheads attributable to research activities nd amortization and depreciation are included).
The tangible value generated by R&D is measured by the economic benefits related to the application of the innovative product/process technologies. In detail, the total tangible benefit is measured as 100% of the company share [of profits] from projects involving the application of technology, before tax. The economic benefits may be based on actual results or expected value (Net Present Value, NPV).
The assumptions applied on a case by case basis for the calculation are shared with the relevant technical structures/business lines. The tangible benefits are identified in a “what if” scenario, that is, as the difference derived from comparison with the application of the best alternative technology or, in the case of new products, as the difference compared to the margin generated by the products replaced. The value created in 2013 by the innovative products and technologies of the E&P, G&P, R&M sectors and Versalis amounted overall to euro 937 million. Compared to the overall value generated by R&D, the share based on actual s is 77%, and on expected return (assessed in terms of Net Present Value) is 23%. Compared to the cost incurred by Eni (net of Saipem) for R&D activities, the value created gives rise to a benefit/cost ratio of 5.7 in 2013.
The people involved in R&D activities as of December 31, 2013 numbered 986 persons (FTE), in line with the figure from 2012.
In terms of management of the Intellectual Property supporting technological innovation, in addition to the 59 new patent applications, 2013 was dedicated to conducting the evaluations (19) needed to determine the freedom for the implementation of the proprietary technologies closest to industrial production, with respect to third party rights.
The size of the total patent portfolio at the end of 2013 showed an increase of 5.6% compared to the previous year. The increase relates to the portfolio of Eni, Versalis and Engineering & Construction and is attributable mainly to the extension of protection overseas for inventions patented in previous years.

Knowledge management

(number)	2011	2012	2013
Knowledge community/network by application sector:	58	63	65
- business	53	53	55
- transversal	5	10	10
Participants in knowledge community/network by application sector:	3,634	4,732	5,676
- business	3,376	4,098	4,909
- transversal	258	634	767

In 2013, knowledge management initiatives confirmed the trend towards growing the dissemination of knowledge already demonstrated in recent years, thus evidencing the continued investment in tools and processes aimed at improving knowledge management and knowledge sharing and dissemination among Eni’s people (5,676 participants, up 20% compared to 2012). During 2013, the design, development and launch of the new E&P intranet for knowledge management was completed, called #KMS, available throughout Eni. Among the most important innovations, in addition to the ease of use and development of up-to-date features for collaborative and professional networking, #KMS can display people, expertise, geographical areas and technical disciplines, creating greater opportunities for multidisciplinary and multicultural synergies among users and guaranteeing maximum accessibility to Communities of Practice, KM Webinars – the use of which is constantly growing (290 webinars = up 38% compared to 2012, with total participation of 12,700) – and knowledge repositories.
Likewise through the new #KMS portal, during 2013 the pilot project Innovation Idea Management (IIM) was developed, with the aim of increasing the innovative capacity of the E&P Division and promoting the creativity of Eni’s People worldwide. This is an innovative approach based on the mechanisms of creative collaboration, allowing free participation by Eni people, regardless of their geographical location and seniority. The pilot was successfully concluded in November 2013 and the IIM process became an integral part of the function provided by #KMS.

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Eni Annual Report / Consolidated Sustainability Statements

The environmental management system

2011	2012	2013
ISO 14001 certifications	(number)	103	108	112
ISO 50001 certifications		3	6	8
EMAS registrations		9	10	10
Total systems audits (internal and made from external certification bodies)		1,744	3,475	2,555
- of which made from external certification bodies (ISO 14001) (a)		36	117	90
- of which made from external certification bodies (OHSAS 18001) (a)		23	133	99
Audits of other typology (EMAS, ISO 50001, ISO 9001, audits on supplier/contractors, etc.)		2,152	2,842	1,165
Environmental expenditures	(euro thousand)	893,421	743,400	734,381
- current spending		551,799	468,263	491,043
- investments		341,622	275,136	243,338

(a) The figures don't include E&P subsidiaries.

The majority of management systems for the main operating units are registered under the ISO 14001 standard and in Europe the main production units have undergone the EMAS registration process. By 2015 ISO 14001 certification is expected for all the subsidiaries that have a significant HSE risk profile. In 2013 more than 70% of such companies were already certified, in particular:
- in the E&P sector, all the previously obtained certifications were maintained;
- in the G&P sector, where ISO 14001 certification had already been completed in 2011 for all the production plants and where the Ferrera Erbognone, Mantua, Ravenna and Ferrara plants are covered by EMAS Registration, all the existing certifications from previous periods were confirmed and the subsidiary Adriaplin doo obtained certification;
- in the R&M sector the task of maintaining the existing certifications continued (in particular for all the refineries) as well as the extension of certificates with coverage for reclamation activities in unused sites and the subsidiaries Eni Austria GmbH and Oléoduc du Rhône SA;
- in the Chemicals sector, coverage has been confirmed for all the Italian and foreign plants;
- in the Engineering & Construction sector all the certifications already obtained in recent years have been confirmed; the operational companies Saipem Contracting Netherlands BV - Sharjah Branch and PT Saipem Indonesia Karimun Branch in the Engineering & Construction sector were also certified and certification was completed at Saipem SpA with coverage also for drilling activities.
In 2013 Eni obtained 2 new ISO 50001 energy management system certifications (Oberhausen Petrochemical Plant and certification of ICT corporate headquarters) which have been added to those obtained previously (in the Refineries in Venice, Livorno, Sannazzaro and Taranto, the Szazhalombatta plant in the Chemicals sector and the Corporate offices).
Environmental spending recorded an overall light decline (down 1.2% compared to 2012), linked to the decline in investments (down 11.6%) in the E&P sector (down 15.5%, totaling approximately euro -18.2 million), R&M (-16.7%, totaling approximately euro -17.7 million) and other activities (-41.7%, totaling approximately euro -4.5 million). In the E&P sector, the reduction in investments is primarily linked to Nigeria, due to the completion of the big flaring down project of Idu in 2012, the Akri and Ogbainbiri projects in the third quarter of 2013 (these were associated with lower investments compared to Idu) as well as completion of the project in Italy to replace the Perla-Prezioso Sealine.

Climate change

2011	2012	2013
Direct GHG emissions	(tonnes CO2 eq)	49,128,806	52,498,789	47,299,618
- of which CO2 from combustion and process	(tonnes)	35,319,845	36,365,220	34,171,339
- of which CO2 equivalent from flaring	(tonnes CO2 eq)	9,553,894	9,461,518	8,478,376
- of which CO2 equivalent from unburnt methane and fugitive emissions		3,222,051	4,475,756	2,902,091
- of which CO2 equivalents from venting		1,033,017	2,196,295	1,747,812
CO2 emissions from Eni plants subject to EU ETS		23,615,602	22,099,231	20,417,804
Quotas allocated to Eni plants subject to EU ETS		25,373,975	24,978,257	9,233,300
Eni plants subject to EU ETS	(number)	39	39	40
Indirect GHG emissions from purchases from other companies (Scope 2) (a)	(tonnes CO2 eq)	1,190,860	846,294	756,062
Indirect CO2 emissions from sales of products and activities contracted out to third parties (Scope 3) (b)	(Mtonnes CO2 eq)	301.623	290.205	282.922
CO2 eq emissions/100% operated hydrocarbon gross production (E&P)	(tonnes CO2 eq/toe)	0.206	0.225	0.222
CO2 eq emissions/kWh eq (EniPower)	(g CO2 eq/kWheq)	403.934	399.204	406.501
CO2 eq emissions/uEDC (R&M)	(tonnes CO2 eq/kbbl/SD)	1,231	1,143	1,049
Volume of gas sent to flaring	(MSm3)	4,433	4,506	3,762
Volume of gas sent to venting		26.32	25.92	20.65

(a) The 2013 figure also includes indirect emissions of N2O from purchases from other companies.
(b) The figure includes GHG indirect emissions (CO2, CH4 and N2O) from drilling activities contracted out to third parties in the E&P sector, from sales of petroleum products and natural gas (excluding oil products sold to Eni group companies and sold by Eni Trading & Shipping to third companies), from business travel and from road transport contracted to third parties on highway and maritime transport. Only for 2011 and solely for drilling activities contracted to third parties in the E&P sector, the figure refers only to CO2.

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Eni Annual Report / Consolidated Sustainability Statements

In 2013 greenhouse gas emissions were reduced in all sectors (in particular, down 9.7% in E&P, down 12.1% in G&P and down 14.1% in R&M), causing an overall decline in Eni of 9.9% compared to the previous year.
The change was caused not only by lower production levels, but also by the implementation of specific strategies to reduce greenhouse gas emissions (in particular flaring down activities) and improvement actions designed to increase energy efficiency, as demonstrated by the improvement in the sector emission indexes for E&P and refining. In the thermoelectric sector accidental events (such as lengthy downtimes of the most efficient production units at Ferrera Erbognone and Mantua) and the need, for market reasons, to use the combined cycles at low loads, resulted in a reduction of overall performance and increased CO2 emissions per unit of product, resulting in an increase in the performance index, which still remained below the threshold set for the reference period (415 g CO2 eq/kWheq).
The overall GHG performance positively affected the results obtained by the E&P sector with the flaring down projects, with volumes sent to flaring reduced by 16.5% compared to 2012 and the respective greenhouse gas emissions by 10.4%. Remembering that 2011 performance is not representative as it was affected by reduced production in Libya due to the Country’s political situation, the 2013 result also stands out as positive compared to 2010, with a reduction of more than 29% in the GHG emissions index from flaring per unit produced.
In Congo the development of the M’Boundi field continued with the application of advanced recovery techniques and economic enhancement of the associated gas, and an increase in 2013 of the quantities sold under long-term contracts to power stations in the area, including the Centrale Electrique du Congo (CEC) with a production capacity of 300 MW. In Nigeria the Akri and Ogbainbiri flaring down projects commenced; the completion of the upgrade at the Ogbainbiri flowstation will reduce gas volumes sent to flaring by 0.11 million cubic meters a day. In 2013 the flaring down program in the area was accompanied by the completion of the upgrade of the flowstation at the Idu field, with a reduction of the gas flared amounting to 1.4 million cubic meters per day. GHG emissions from venting were also reduced compared to 2012 (down 20.4%), as well as the volume of gas sent to venting (down 20.3%).
In Europe, within the framework of the Emissions Trading Scheme (ETS), in 2013 Eni’s consolidated greenhouse gas emissions were 7.6% less than those for 2012. The quotas assigned in 2013 were drastically reduced compared to the historical series due to the new allocation system in effect for the third ETS period (2013-2020), while installations grew from 39 to 40 due to the entry of the Goliat site run by the subsidiary Eni Norge in the E&P sector.
The declining trend in emissions at the installations subject to ETS regards all the sectors, with the sole exceptions of E&P, where emissions (equal to 6% of the total) are increasing (up 31.7% compared to 2012) due to the Val d’Agri installation, Florence FPSO reaching peak production and the commencement of activities at the Goliat site and in the chemicals sector, where they remained essentially stable (down 0.4%), contributing to 18% of the total. In G&P, emissions, which accounted for 51% of Eni’s total, were reduced by 9.6% due to the general decline of electricity production (down 11%) and in R&M, which accounted for 25% of the total, there was a decline of 14.2% as a result of the suspension of part of the activities in the Gela Refinery and a general reduction of processing activities (down 7%).
Indirect GHG emissions other than those due to the acquisitions from other companies (so-called Scope 3) showed a reduction (down 2.5% compared to 2012), related to the declining contribution of emissions associated with products sold due to the reduction in sales.

Energy efficiency

2011	2012	2013
Electricity produced by type of source (EniPower):	(TWh)	25.40	1.08	23.14
- of which natural gas		23.52	1.03	21.52
- of which oil products		1.89	1.57	1.61
- of which other fuels		0.00	0.00	0.01
Energy consumption from production activities/100% operated hydrocarbon gross production (E&P)	(GJ/toe)	1.615	1.557	1.536
Energy Intensity Index (R&M)	(%)	79.4	76.9	76.3
Net consumption of primary resources:	(toe)	14,304,869	14,629,243	14,174,056
- natural gas		9,202,030	10,126,614	9,912,862
- oil products		4,896,890	4,286,526	4,135,872
- other fuels		205,949	216,103	125,322
Primary energy purchased from other Companies by type (a):	(GJ)	94,263,949	83,652,390	61,127,412
- electricity		25,336,671	15,388,688	17,870,260
- primary resources		63,506,165	63,387,463	38,958,392
- steam		5,362,328	4,822,549	4,298,683
- direct heat process		58,785	53,507	0
- waste heat recovery		0	183	77
Energy efficiency and climate change expenditures (b):	(euro thousand)	120,212	72,042	75,349
- current spending		1,175	822	198
- investments		119,037	71,220	75,151

(a) The indicator measures only energy purchased by Eni for its own consumption and does not include the quota bought and sold on the market, therefore the 2011-2012 data differ from the last year disclosure.
(b) The figure is part of the environmental expenditures reported in the table “The environmental management system”.

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Eni Annual Report / Consolidated Sustainability Statements

Initiatives to improve energy efficiency include, in addition to traditional investments, interventions of a managerial nature such as the adoption and certification of Energy Management Systems (EMS). At the end of 2013, Eni’s energy management systems in the R&M Refineries of Livorno, Sannazzaro, Taranto and Venice were certified ISO 50001 as well as the chemical plants in Oberhausen and Szazhalombatta and the corporate headquarters of Eni SpA.
In the downstream sector, implementation of the measures in the energy saving plan continued, allowing excellent results to be achieved in terms of reducing consumption and containing emissions into the atmosphere. The measures undertaken between 2008 and 2013 enabled energy savings of over 300 thousand toe/year, the equivalent of a reduction in emissions of approximately 800 thousand tonnes of CO2. In the refining sector, the measures undertaken in 2013 were able to produce savings at a rate of about 34 ktoe/y; for the chemicals sector, the measures undertaken in 2013 will lead to savings at a rate of about 23 ktoe/y.
In the G&P sector initiatives continued to improve energy efficiency and achieve technical and economic optimization of electricity generation plant use, with repowering of the turbo-units of the power plants at Ferrera Erbognone, Mantua and Ferrara. In addition, EniPower continued to invest in renewable and alternative resources through the construction of photovoltaic plants and biomass power station at Porto Torres to produce electricity.

Other emissions into the atmosphere

2011	2012	2013
NOx (nitrogen oxide) emissions	(tonnes NO2 eq)	97,114	115,571	101,832
NOx emissions/100% operated hydrocarbon gross production	(tonnes NO2 eq/ktoe)	0.486	0.571	0.538
NOx emissions/kWh eq (EniPower)	(g NO2 eq/kWh eq)	0.162	0.155	0.158
NOx emissions/uEDC (R&M Refineries)	(tonnes NO2 eq/kbbl/SD)	1.14	1.11	0.91
SOx (sulphur oxide) emissions	(tonnes SO2 eq)	37,943	30,137	27,949
SOx emissions/100% operated hydrocarbon gross production	(tonnes SO2 eq/ktoe)	0.055	0.044	0.091
SOx emissions/kWheq (EniPower)	(g SO2 eq/kWh eq)	0.037	0.027	0.017
SOx emissions/uEDC (R&M Refineries)	(tonnes SO2 eq/kbbl/SD)	3.93	3.22	2.19
NMVOC (Non-Methane Volatile Organic Compounds) emissions	(tonnes)	46,228	48,702	43,536
TSP (Total Suspended Particulate) emissions		3,297	3,548	2,848
Air protection expenditures (a)	(euro thousand)	46,736	56,882	69,153
- current spending		16,608	15,795	20,707
- investments		30,128	41,087	48,446
(a) The figure is part of the environmental expenditures reported in the table “The environmental management system”.

In 2013 emissions of NOx were reduced by a total of 11.9% from 2012, thanks to the contribution of all the business areas (in particular, down 13.7% in E&P, down 26.1% in G&P, and down 23.1% in R&M). The E&P sector, which accounts for more than 60% of Eni’s total figure, reduced its emissions by over 9,700 tonnes, due to the change of fuel mix used in different Countries (Indonesia, Kazakhstan, Ecuador and Nigeria), with a consequent improvement in the emission index per unit produced (down 5.9%). The refining sector significantly improved its performance (down 17.9% reduction recorded in the emission index), in particular due to projects underway at the Refineries in Sannazzaro and Gela, which at peak production result in the benefit of no NOx emissions for approximately 110 t/y.
In the field of electricity generation, where full operation of VeLoNOx burners at peak production reduced emissions of NOx by more than 20%, the index of emissions per unit produced did not decline (up 1.5%), due to unscheduled shutdowns in some plants and, due to market needs, combined cycles not running at full speed.
In 2013 total emissions of SOx went down 7.3% compared to 2012. The declining trends were established mainly in the refining sectors (down 6,186 tonnes), chemicals (down 661 tonnes) and G&P (down 393 tonnes), while E&P (up 5,028 tonnes) and E&C (up 91 tonnes) showed a growing trend.
In the refining sector, which contributes about 38% of the consolidated Eni total, the declining trends (down 36.4% compared to 2012 for emissions and down 32% for the index referring to production) are to be attributed both to reduced processing in the refineries and to a change in the used fuel mix (increased use of natural gas in the refineries and consequently reduced use of fuel oil and coke) as well as energy-saving initiatives. The positive performance was also boosted by the work performed at the Gela Refinery to interconnect the four-stack chimney with the SNOx chimney, which allows the fumes sent to the latter to be maximized. Also at the Gela Refinery, the creation of a new SRU unit is planned with the expected benefit of no SOx emission at full production for about 740 t/y.
In the E&P sector the increase in SOx emissions compared to 2012 (both in absolute terms and relative to units produced) is mainly attributable to the Libyan contribution, a result not fully accounted during 2012 due to the difficult situation in the Country and, secondly, to the subsidiary Agip Karachaganak (Kazakhstan) due to greater accuracy in the estimation of emissions.
NMVOC and TSP emissions went down 10.6% and 19.7%, respectively compared to 2012. The changes are mainly attributable to the E&P sector due to the reduction of flaring. The reduction of volatile organic compounds was also affected by fewer movements of petroleum products in R&M and specific operations undertaken at the Mantua and Dunkirk petrochemical plants.

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Eni Annual Report / Consolidated Sustainability Statements

Reclamation

2011	2012	2013
Waste from reclamation activities	(tonnes)	10,852,410	10,102,297	11,976,764
- of which hazardous		2,886,996	3,754,056	3,968,183
- of which non-hazardous		7,965,414	6,348,241	7,345,262
Soils and groundwater reclamation expenditures (a)	(euro thousand)	336,525	197,468	193,977
- current spending		271,582	182,112	186,014
- investments		64,943	15,356	7,963

(a) The figure is part of the environmental expenditures reported in the table “The environmental management system”.

In Italy Eni operates in 17 Sites of National Interest where a reclamation process is in progress and the number of procedures opened in the Country as a whole exceeds 900; clearly there is extreme variability in the scale of the issues related to the reclamation activities, which involve the refineries, petrochemicals and well areas as well as fuel retailers.
Reclamation activities have mainly been carried out through Syndial, a company dedicated to the reclamation and remediation of contaminated sites following decommissioning (63% of total expenditure in 2013) followed by R&M (22%) and the Chemicals sector (12%).
Total spending on reclamation in 2013 is broadly in line with that for the previous year, which was significantly lower than 2011 due to delays in granting some preliminary authorizations by the Public Administration, which had an impact on Syndial’s activities.
In 2013, activities focused on the ongoing restoration of major sites (Gela, Priolo, Assemini and Porto Marghera). Syndial started to apply sustainable remediation principles (using the in-house application “Sustainable Assessment Framework”) for the appraisal of the projects in Ravenna, Brindisi and Porto Torres. An example of application of the sustainability principles that all business units are moving towards is the start of solar electricity production from the EniPower plant built on the former phosphogypsum landfill at Gela, allowing considerable savings of resources and a reduction in carbon dioxide emissions of approximately 4,500 tonnes/year.
The commitment of R&M continued concerning the management of safety measures and reclamation in the marketing sector (fuel sales outlets) as well as in the industrial sector. The most significant activities included the completion of the installation of drainage systems in Taranto as well as the reclamation works in the area of the refinery tank park.
In the chemicals sector, reclamation activities continued on sites with approved projects; in particular, Sarroch tested the IWS (In Well Stripping) technology as the first stage of the aquifer reclamation project, which will involve the reduction of discharges into the surface water. At the Ferrara plant, the process of reclamation of the surface soil matrix and the wetting water ended positively: this is one of the most important projects and is unique in Italy in terms of the extension of the reclamation area inside a petrochemical plant.
E&P is committed to reclamation both in Italy and abroad where, in addition to the conclusion of activities at the site of Abu-Rudeis/Belayim (Egypt) and follow-up remediation of two “burning pits” in Congo, a project to run pilot trials with “Thermal Desorption technology and Three Phase Recovery” is underway in Nigeria to provide a more sustainable alternative, with the widespread adoption of “enhanced natural attenuation” in the Region.
Regarding the production of waste from reclamation, 95% of the volume produced refers to polluted groundwater, a slight increase compared to the previous year due to the peak flow from TAF (groundwater treatment) plants managed primarily by Syndial which undertook recovery initiatives like the production of demi water downstream of the TAF facility in Assemini for reuse within the production cycle or the passage of treated water from the TAF in Brindisi to EniPower for industrial use.
The project in Priolo is also expected to be completed; this involves placing a portion of the treated water from the TAF in the industrial water network used for production activities on the multi-company site (the remainder will be used in the groundwater barrier below the ERG/MED area) as well as energy optimization of TAF facilities, in order to improve the processes and reduce the consumption of raw materials and energy. The operative TAF in Sicily can handle highly contaminated groundwater with an efficiency level in terms of reclamation higher than anywhere else in the world, based on the quality of the water resulting from the reclamation.

Contents
Eni Annual Report / Consolidated Sustainability Statements

Protection of water resources and biodiversity

2011	2012	2013
Total water withdrawals:	(Mm3)	2,577.98	2,359.21	2,206.36
- of which sea water		2,375.83	2,142.82	2,002.22
- of which fresh water		187.6	191.4	185.696
- of which salt/salty water taken from underground or surface sources		14.55	24.59	18.44
Water withdrawals/kWheq produced (EniPower)	(m3/kWh eq)	0.0136	0.0119	0.0166
Water withdrawals/crude and semi-finished products processing (R&M)	(m3/tonne)	31.03	25.43	19.98
Total production and/or process water extracted (E&P) (a):	(Mm3)	58.16	61.17	61.32
- of which injected into deep wells for disposal purposes		-	9.44	13.40
- of which re-injected		25.18	20.82	20.02
- of which discharged into surface water body or into sea		30.47	26.94	24.60
- of which sent to evaporation ponds		2.51	3.97	3.30
Production water re-injected including the one injected into deep wells for disposal purposes/Total production water	(%)	43	49	55
TAF treated groundwater used in the production cycle (Syndial)	(Mm3)	-	0.47	0.68
Concentration of oil in production water	(mg/l)	13.5	9.61	7.79
Total recycled and/or reused water	(Mm3)	519.43	519.93	735.89
Percentage of fresh water reused	(%)	73.5	73.1	79.9
Fresh water discharged	(Mm3)	131.6	130.62	138.28
Sea water discharged		1,866.96	1,931.74	1,823.73
Water resources and drains expenditures and investments (b):	(euro thousand)	76,298	83,415	51,337
- current spending		46,167	39,808	37,159
- investments		30,131	43,607	14,178
Expenditures on landscape protection and ecosystems and biodiversity conservation (b)		11,094	5,863	5,925

(a) Since 2012, the amount includes the contribution of production water injected into deep wells for disposal purposes.
(b) The figure is part of the environmental expenditures and investments reported in the table “The environmental management system”.

In 2013 there was a reduction in total water extraction compared to 2012 of 6.5% (equal to about -153 Mm3) mainly due to the decrease in sea water extraction in the refining sector (where the Gela Refinery alone reduced withdrawals of seawater by more than 137 Mm3 due to plant shutdowns).
The fresh water withdrawn, representing 8% of the total water resources used, decreased compared to 2012 (down 3%), due to a decline recorded by the E&P sector (where activities of the Libyan Abu Attifel, El Feel and Wafa fields were stopped or reduced) and Other Activities (where the ethylchloride plant was shut down at the Assemini site). The parameter is also in decline in the sectors R&M (down 2.9%, amounting to approximately -0.5 Mm3) and G&P (down 7%, amounting to about -2 Mm3).
The percentage of reused fresh water increased overall compared to 2012, reaching almost 80%.
There was further improvement in the performance relating to production water in the E&P sector, with a percentage of re-injection rising to 54% (the best result ever, an increase of more than 10% compared to 2012). Performance was positively influenced by the completion in late 2012 of the Belayim project in Egypt, with a re-injection of 99.5% (equal to 27,265 cubic meters/day).
The concentration of hydrocarbons in the production water fell compared to 2012 (down 18.9%).
Syndial increased the quantity of groundwater treated through TAF and used subsequently in its own production cycles (up 45.9% compared to 2012).
Eni is committed to integrating management of biodiversity and ecosystem services in all its operational enterprises throughout the project life cycle, in particular in the upstream sector. In order to achieve the goal of defining integrated action plans for biodiversity and ecosystem services in 20% of the Assessment Units exposed to biodiversity risk in 2012, specific Biodiversity Risk Assessment and Action Plans will be implemented to identify, assess and mitigate the potential impacts associated with E&P activities in any operating environment. Currently, the sites involved are DIME (Val d’Agri), Agip Oil Ecuador (Villano), KPO (Karachaganak), Eni Congo (M’Boundi), Eni Pakistan (Bhit and Badhra) and Eni US Operating Co (Nikaitchuq). The new exploratory and development projects will continue to ensure the proper integration of the issues of biodiversity and ecosystem services in pre-ESHIA.
Internationally, Eni’s commitment will continue in WBCSD, BSR, IPIECA and OGP with the chairmanship of the Biodiversity Working Group (BESWG). Moreover, membership of the Proteus partnership was renewed; this is an initiative promoted by UNEP-WCMC with the private sector that provides access to both the World Database on Protected Areas (WDPA) and the Integrated Biodiversity Assessment Tool (IBAT).

Contents
Eni Annual Report / Consolidated Sustainability Statements

Oil spills

2011	2012	2013
Total number of oil spills (>1 barrel) (a)	(number)	418	329	386
Total volume of oil spills (>1 barrel) (a):	(barrels)	14,952	12,428	7,903
- of which from sabotage and terrorism		7,657	8,669	6,002
- of which due to operations		7,295	3,759	1,901
Spill prevention expenditures and investments (b):	(euro thousand)	40,530	63,771	51,141
- current spending		4,252	8,354	10,054
- investments		36,278	55,417	41,087

(a) In 2011, with the exception of the E&P sector, oil spills of less than one barrel were included.
(b) The figure is part of the environmental spending and investments shown in the statement “The environmental management system”.

In 2013 the total number of oil spills increased (up 17.3%), while the volume spilled decreased significantly (down 36.4%), both for spills from acts of sabotage and terrorism (down 30.8%) and from operations (down 49.4%).
As in previous years (except for 2011, characterized by one spill in the E&C sector of over 4,000 barrels in Algeria), the total figure for 2013 is determined essentially by the performance of the E&P sector (which is responsible for more than 95% of the events and more than 90% of the volume spilled). In 2013, E&P, despite an increase in the total number of oil spills, recorded a decline in the volume spilled (down 36.9% compared to 2012) and an improvement in the index for the volume spilled from operational accidents per million boe produced (down 38% compared to 2012). In particular, in 2013 the target scheduled for 2016 for reducing the index of boe spilled per Mboe produced was achieved ahead of time. In E&P over 60% of the volume of oil spills from operational accidents in 2013 is attributable to activities in Nigeria, as well as all the spills from acts of sabotage and terrorism, with the exception of one event that occurred in Egypt.
Eni’s total spending on spill prevention in 2013 remains above euro 50 million.

Waste from production activities

2011	2012	2013
Waste from production activities	(tonnes)	1,309,135	1,378,385	1,599,997
- of which from drilling activities		388,539	342,026	366,440
Hazardous waste from production activities		476,552	365,695	374,421
Non-hazardous waste from production activities		832,582	1,012,690	1,225,576
Waste from production activities recovered and/or recycled:		232,884	315,880	180,825
- of which hazardous		73,174	67,203	47,566
- of which non-hazardous		159,710	248,677	133,259
Waste from production activities disposed:		982,423	1,038,709	1,401,739
- of which hazardous		326,495	278,812	316,765
- of which non-hazardous		655,927	759,897	1,084,974
Waste from drilling activities / drilled meters	(tonnes/m)	0.340	0.512	0.584
Waste management expenditures and investments (a):	(euro thousand)	96,263	92,113	95,422
- current spending		83,403	91,341	95,074
- investments		12,860	772	348

(a) The figure is part of the environmental expenditures and investments reported in the table “The environmental management system”.

Waste from production activities in 2013 (about 1.6 million tonnes) increased by 16.1% compared to the previous year (up 2.4% hazardous waste and up 21% non-hazardous waste) due to the contribution of all the businesses, with the sole exception of Other Activities. In particular, the rising trend is attributable to Engineering & Construction (up about 130,000 tonnes), G&P (up 37,000 tonnes), R&M (up about 32,000 tonnes) and E&P (up about 19,000 tonnes). As better shown below, the increase or decrease in the volume of waste reflects the frequency of scheduled maintenance and the opening and operation of work sites.
In the Engineering & Construction sector the rising trend, for hazardous waste, is related to increased offshore drilling activity and, for non-hazardous waste, to increased onshore construction activities, with particular reference to the “Shah Plant and Pipeline” project.
In G&P non-hazardous waste increased as a result of construction activities at various plants (over 25,000 tonnes at Bolgiano for revamping, over 7,000 tonnes at Mantua for decommissioning of thermal power stations and more than 5,000 tonnes at Ferrera Erbognone for the arrangement of the area for external companies and the construction of a new warehouse).
R&M was affected by the special five-year maintenance tasks performed in the Taranto Refinery, where the quantities of non-hazardous waste products more than doubled, exceeding 40,000 tonnes.
The increase in waste production in the E&P sector solely relates to non-hazardous waste (from increases recorded in Egypt at the subsidiaries Petrobel and Agiba and in Italy due to the increase of production waters stored and disposed of as waste and increasing onshore activities compared to 2012). Hazardous waste conversely decreased due to the completion of construction activities in Algeria at the MLE CTH field and the Bolashak site in Kazakhstan.
The volume sent for recovery from production activities in 2013 decreased by 42.8% compared to 2012; the trend consolidates a reduction in both hazardous waste (down 29.2%) and non-hazardous waste (down 46.4%) and is primarily attributable to the E&P sector where the quantities were considerably reduced (down approx. 134,000 tonnes), likewise in relation to the conclusion of the construction activities in the Bolashak site.

Contents

Certification pursuant to rule 154-bis, paragraph 5 of the Legislative Decree No. 58/1998 (Testo Unico della Finanza)

1.	The undersigned Paolo Scaroni and Massimo Mondazzi, in their quality as Chief Executive Officer and manager responsible for the preparation of financial reports of Eni, respectively, also pursuant to rule 154-bis, paragraphs 3 and 4 of Legislative Decree No. 58 of February 24, 1998, certify that internal controls over financial reporting in place for the preparation of the Annual Report as of December 31, 2013 and during the period covered by the report, were:
• adequate to the Company structure, and
• effectively applied during the process of preparation of the report.

2.	Internal controls over financial reporting in place for the preparation of the 2013 consolidated accounts have been defined and the evaluation of their effectiveness has been assessed based on principles and methodologies adopted by Eni in accordance with the Internal Control-Integrated Framework Model issued by the Committee of Sponsoring Organizations of the Treadway Commission, which represents an internationally-accepted framework for the internal control system. To the end of the present certification, the certifying officers have considered the disclosure published on page 104-105 in the paragraph other information about Eni’s subsidiary Saipem, which is consolidated on a line-by-line basis in Eni’s annual report of 2013 being a controlled entity of Eni.

3.	The undersigned officers also certify that:
3.1	This 2013 consolidated Annual Report:
a)	was prepared in accordance with the evaluation and measurement criteria adopted by the European Commission according European Regulation (CE) No. 1606/2002 of the European Parliament and European Council of July 19, 2002;
b)	corresponds to the Company’s evidence and accounting books and entries;
c)	fairly represents the financial condition, results of operations and cash flows of the parent company and the Group consolidated companies as of, and for, the period presented in this report.
3.2	The operating and financial review provides a reliable analysis of business trends and results, including trend analysis of the parent company and the Group companies, as well as a description of the main risks and uncertainties.

March 17, 2014

/s/ Paolo Scaroni ————————— Paolo Scaroni Chief Executive Officer	/s/Massimo Mondazzi ————————— Massimo Mondazzi Chief Financial Officer

Contents

Report of Independent Auditors

EY
Building a better working world

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Independent auditors' report
pursuant to art. 14 and 16 of Legislative Decree n. 39 dated 27 January 2010
(Translation from the original Italian text)

To the Shareholders
of Eni S.p.A.

1. We have audited the consolidated financial statements of Eni S.p.A. and its subsidiaries (the "Eni Group") as of 31 December 2013 and for the year then ended, comprising the balance sheet, the profit and loss account, the statement of changes of comprehensive income, the statement of changes in shareholders' equity, the statement of cash flows and the related explanatory notes. The preparation of these financial statements in compliance with International Financial Reporting Standards as adopted by the European Union and with art. 9 of Legislative Decree n. 38/2005 is the responsibility of Eni S.p.A.'s Directors. Our responsibility is to express an opinion on these financial statements based on our audit.

2. We conducted our audit in accordance with auditing standards recommended by CONSOB (the Italian Stock Exchange Regulatory Agency). In accordance with such standards, we planned and performed our audit to obtain the information necessary to determine whether the consolidated financial statements are materially misstated and if such financial statements, taken as a whole, may be relied upon. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, as well as assessing the appropriateness of the accounting principles applied and the reasonableness of the estimates made by Directors. We believe that our audit provides a reasonable basis for our opinion.

   The consolidated financial statements of the prior year and, except for the balance sheet, the financial data for the year 2011 are presented for comparative purposes. As described in the explanatory notes, as a result of the retrospective application of the amendment to IAS 19, Directors have restated certain comparative data related to the prior year with respect to the data previously presented, on which we issued our auditor's report dated April 8, 2013. We have examined the method used to restate the comparative financial data and the information presented in the explanatory notes in this respect, for the purpose of expressing our opinion on the consolidated financial statements as of 31 December 2013 and for the year then ended.

3. In our opinion, the consolidated financial statements of the Eni Group at 31 December 2013 have been prepared in accordance with International Financial Reporting Standards as adopted by the European Union and with art. 9 of Legislative Decree n. 38/2005; accordingly, they present clearly and give a true and fair view of the financial position, the results of operations and the cash flows of the Eni Group for the year then ended.

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4. The Directors of Eni S.p.A. are responsible for the preparation, in accordance with the applicable laws and regulations, of the Report on Operations and the Corporate Governance and Shareholding Structure Report published in the section "Governance" of Eni S.p.A.'s website. Our responsibility is to express an opinion on the consistency with the financial statements of the Report on Operations and of the information presented in compliance with art. 123-bis of Legislative Decree n. 58/1998, paragraph 1, letters c), d), f), l) and m) and paragraph 2, letter b) in the Corporate Governance and Shareholding Structure Report, as required by law. For this purpose, we have performed the procedures required under Auditing Standard 001 issued by the Italian Accounting Profession (CNDCEC) and recommended by CONSOB. In our opinion, the Report on Operations and the information presented in compliance with art. 123-bis of Legislative Decree n. 58/1998, paragraph 1, letters c), d), f), l) and m) and paragraph 2), letter b) in the Corporate Governance and Shareholding Structure Report, are consistent with the consolidated financial statements of the Eni Group at December 31, 2013.

Rome, Italy

April 10, 2014

Reconta Ernst & Young S.p.A.

Signed by: Massimo Antonelli, partner

This report has been translated into the English language solely for the convenience of international readers.

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Independent Assurance Report

EY
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Independent auditors' report on the limited assurance engagement of the "Consolidated Sustainability Statements 2013" of Eni Group
(Translation from the original Italian text)

To the Shareholders
of Eni S.p.A.

1. We have carried out the limited assurance engagement of the "Consolidated Sustainability Statements 2013" (hereinafter "Consolidated Sustainability Statements" or "Document") included in the Annual Report 2013 of Eni S.p.A. and its subsidiaries (hereinafter "Eni Group"). The Directors of Eni S.p.A. are responsible for the preparation of the Consolidated Sustainability Statements in accordance with "*Sustainability Reporting Guidelines & Oil and Gas Sector Supplement - version 3.1*" issued in 2012 by G.R.I. - Global Reporting Initiative, as indicated in the paragraph "Preparation criteria", as well as for determining the Group's commitments regarding the sustainability performances and the reporting of the achieved results. The Directors of Eni S.p.A. are also responsible for the identification of stakeholders and of significant matters to report, as well as for adopting and maintaining appropriate management and internal control processes relating to data and disclosures reported in the Consolidated Sustainability Statements. Our responsibility is to issue this report on the basis of the work performed.

2. Our work has been conducted in accordance with the principles and guidelines established by the "*International Standard on Assurance Engagements 3000 - Assurance Engagements other than Audits or Reviews of Historical Financial Information*" ("ISAE 3000"), issued by the International Auditing and Assurance Standards Board. ISAE 3000 requires the compliance with ethical requirements ("*Code of Ethics for Professional Accountants*" issued by the International Federation of Accountants - I.F.A.C.), including professional independence, as well as planning and executing our work in order to obtain a limited assurance, rather than a reasonable assurance, that the Consolidated Sustainability Statements are free from material misstatements. A limited assurance engagement consists in making inquires, primarily with company's personnel responsible for the preparation of the information included in the Document, in the analysis of the Document and in other procedures in order to obtain evidences considered appropriate. The procedures performed are summarized below:

   a) comparison between the economic and financial information and data reported in the Consolidated Sustainability Statements with those reported in the Eni Group's consolidated financial statements as of December 31, 2013, on which we issued our Independent Auditors' Report on April 10, 2014, pursuant to art. 14 and 16 of Legislative Decree n. 39 dated January 27, 2010;

   b) analysis of the processes that support the generation, recording and management of the quantitative data reported in the Consolidated Sustainability Statements. In particular:

      - interviews and discussions with personnel of the Corporate and Divisions of Eni S.p.A., Versalis S.p.A, LNG Shipping S.p.A. and the associate Agip Oil Ecuador BV, to obtain an understanding about the information, accounting and reporting system in use for the preparation of the Consolidated Sustainability Statements as well as of the internal control processes and procedures supporting the collection, aggregation, processing and transmission of data and information to the department responsible for the preparation of the Consolidated Sustainability Statements;

      - on-site verifications at Sannazzaro refinery (Refining & Marketing Sector), Dunkerque plant of Versalis S.p.A. (Chemical Sector), LNG Lerici methane carrier of LNG Shipping S.p.A. (Gas &

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Power Sector) and Villano (Ecuador) production site of the associate Agip Oil Ecuador BV (Exploration & Production Sector);

- analysis, on a sample basis, of the documentation supporting the preparation of the Consolidated Sustainability Statements, in order to obtain evidences of the processes in use, their adequacy and the operation of the internal control system for the correct treatment of data and information in relation to the objectives described in the Consolidated Sustainability Statements;

c) analysis of the consistency of the qualitative information included in the Consolidated Sustainability Statements with the guidelines identified in paragraph 1. of this report and of their internal consistency, with reference to the strategy, the sustainability policies and the identification of the significant matters for any category of stakeholder;

d) analysis of process relating to the engagement of stakeholders, with reference to the procedures applied and the completeness of the stakeholders involved, through the review of summary minutes or any other existing documentation relating to the main topics emerged from discussions with them;

e) obtaining the representation letter, signed by the legal representative of Eni S.p.A., relating to the compliance of the Consolidated Sustainability Statements with the guidelines indicated in paragraph 1., as well as to the reliability and completeness of the information and data presented in the Consolidated Sustainability Statements.

A limited assurance engagement is substantially less in scope than a reasonable assurance engagement performed in accordance with ISAE 3000; as a consequence, we may not have become aware of all the significant events and circumstances which we could have identified had we performed a reasonable assurance engagement.

The Directors restated certain comparative data related to the prior year with respect to the data previously presented, on which we issued our auditors' report dated April 8, 2013. We have examined the method used to restate the comparative data and the information presented in the explanatory notes in this respect, for the purpose of expressing this report.

3. Based on our work, nothing has come to our attention that causes us to believe that the Eni Group's Consolidated Sustainability Statements are not in compliance, in all material respects, with the guidelines "*Sustainability Reporting Guidelines & Oil and Gas Sector Supplement - version 3.1*" issued in 2012 by the G.R.I. - Global Reporting Initiative, as described in the paragraph "Preparation Criteria".

Rome, Italy

April 10, 2014

Reconta Ernst & Young S.p.A.

Signed by: Massimo Antonelli, partner

This report has been translated into the English language solely for the convenience of international readers

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Investor Relations
Piazza Ezio Vanoni, 1 - 20097 San Donato Milanese (Milan)
Tel. +39-0252051651 - Fax +39-0252031929
e-mail: investor.relations@eni.com

eni spa

Headquarters: Rome, Piazzale Enrico Mattei, 1
Capital stock as of December 31, 2013: €4,005,358,876 fully paid
Tax identification number: 00484960588
Branches:
San Donato Milanese (Milan) - Via Emilia, 1
San Donato Milanese (Milan) - Piazza Ezio Vanoni, 1

Publications
Financial Statement pursuant to rule 154-ter paragraph 1
of Legislative Decree No. 58/1998
Annual Report
Annual Report on Form 20-F
for the Securities and Exchange Commission
Fact Book (in Italian and English)
Eni in 2013 (in English)
Interim Consolidated Report as of June 30 pursuant
to rule 154-ter paragraph 2 of Legislative Decree No. 58/1998
Corporate Governance Report pursuant to rule 123-bis
of Legislative Decree No. 58/1998 (in Italian and English)
Remuneration Report pursuant to rule 123-ter
of Legislative Decree No. 58/1998 (in Italian and English)

Internet home page: eni.com
Rome office telephone: +39-0659821
Toll-free number: 800940924
e-mail: segreteriasocietaria.azionisti@eni.com

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shrrelations@bnymellon.com

Contacts:
- Institutional Investors/Broker Desk:
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  mark.lewis@bnymellon.com
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  ravi.davis@bnymellon.com
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  Domestic Toll-free - Tel. 1-866-433-0354
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eni confirms its inclusion in the main sustainability indexes

Contents

Annual Report on Form 20-F 2013

Rome, April 10, 2014 - Today Eni’s Annual Report on Form 20-F for the year ended December 31, 2013, has been filed with the U.S. Securities and Exchange Commission (SEC).
The Annual Report on Form 20-F 2013 is available on the Publications section of Eni’s website, www.eni.com.
Shareholders can receive a hard copy of Eni’s Annual Report on Form 20-F 2013, free of charge, by filling in the request form found in the Publications section or by emailing a request to segreteriasocietaria.azionisti@eni.com or to investor.relations@eni.com.

Company Contacts:
Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +800 11 22 34 56
Switchboard: +39-0659821

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Web site: www.eni.com

Eni: deposited candidates slates for appointment to the Saipem Board of Directors and Board of Statutory Auditors and proposals for Saipem Shareholders’ Meeting

San Donato Milanese (Milan), April 12, 2014 - With reference to Saipem’s Ordinary Shareholders' Meeting, convened on May 6, 2014, on single call, Eni has deposited the slates of candidates for appointment to the Board of Directors and the Board of Statutory Auditors, in accordance with Articles 19 and 27 of the By-laws.

Candidates for appointment to Saipem’s Board of Directors are as follows: Francesco Carbonetti, Umberto Vergine, Enrico Laghi, Rosario Bifulco, Nella Ciuccarelli and Fabrizio Barbieri.

Francesco Carbonetti, Enrico Laghi, Nella Ciuccarelli and Rosario Bifulco stated at the time they accepted their application to the Board, their possession of independence requirements prescribed by law (Article 147-ter of Legislative Decree No. 58/1998) and by the Corporate Governance Code of listed companies, which Saipem has adopted.

For the effective Statutory Auditors section, candidates for Saipem’s Board of Statutory Auditors are Anna Gervasoni and Massimo Invernizzi, and for the alternate Statutory Auditors section, Elisabetta Maria Corvi.

At Saipem’s Ordinary Shareholders' Meeting, Eni will submit the following proposals to shareholders, in addition to that already disclosed on the one-financial year duration of Directors’ tenure:

• to appoint Francesco Carbonetti as Chairman of the Board of Directors;
• to determine the gross annual remuneration payable to each Director at euro 60,000, plus reimbursement of expenses incurred;
• to determine the gross annual remuneration payable to the Chairman of the Board of Statutory Auditors and each effective Statutory Auditor, respectively, at euro 70,000 and euro 50,000, plus reimbursement of expenses incurred.

Eni is grateful to the outgoing Directors, to Chairman Alberto Meomartini and to Deputy Chairman Piergaetano Marchetti, for their contribution, during a complex period for the business, to the safeguard of the interest of all shareholders. In particular, Eni wishes to express its thanks to Mr Piergaetano Marchetti for his significant contribution on corporate governance.

Eni holds 189,423,307 ordinary shares of Saipem, representing 42.924% of all ordinary shares with voting rights at the Ordinary Shareholders’ Meeting.

Company Contacts:
Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +800 11 22 34 56
Switchboard: +39-0659821

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Web site: www.eni.com

Eni: Report on the purchase of treasury shares

San Donato Milanese (Milan), April 16, 2014 - During the period from April 7 to April 11, 2014, Eni acquired No. 349,683 shares for a total consideration of euro 6,367,401.14, within the authorization to purchase treasury shares approved at Eni’s Ordinary General Meeting of shareholders on May 10, 2013, previously subject to disclosure pursuant to Article 144-bis of Consob Regulation 11971/1999.
The following are details of transactions for the purchase of treasury shares on the Electronic Stock Market on a daily basis:

Date	Number of ordinary shares purchased	Average price (euro)	Consideration (euro)
07/04/2014	111,451	18.2234	2,031,011.64
08/04/2014	33,232	18.1359	602,691.12
09/04/2014	30,000	18.2701	548,102.20
10/04/2014	40,000	18.3860	735,441.70
11/04/2014	135,000	18.1493	2,450,154.48
Total	349,683	18.2091	6,367,401.14

Following the purchases announced today, considering the treasury shares already held, on April 11, 2014 Eni holds No. 20,893,287 shares equal to 0.57% of the share capital.

Company Contacts:
Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com

Eni: Report on the purchase of treasury shares

San Donato Milanese (Milan), April 24, 2014 - During the period from April 14 to April 17, 2014, Eni acquired No. 540,000 shares for a total consideration of euro 10,008,221.19, within the authorization to purchase treasury shares approved at Eni’s Ordinary General Meeting of shareholders on May 10, 2013, previously subject to disclosure pursuant to Article 144-bis of Consob Regulation 11971/1999.
The following are details of transactions for the purchase of treasury shares on the Electronic Stock Market on a daily basis:

Date	Number of ordinary shares purchased	Average price (euro)	Consideration (euro)
14/04/2014	130,000	18.3093	2,380,213.32
15/04/2014	130,000	18.4693	2,401,006.82
16/04/2014	140,000	18.6488	2,610,835.39
17/04/2014	140,000	18.6869	2,616,165.66
Total	540,000	18.5337	10,008,221.19

Following the purchases announced today, considering the treasury shares already held, on April 18, 2014 Eni holds No. 21,433,287 shares equal to 0.59% of the share capital.

Company Contacts:
Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com

Eni: first quarter results of 2014

Rome, April 29, 2014 - Eni, the international oil and gas company, today announces its group results for the first quarter of 20141 (unaudited).

Financial highlights

•	Adjusted operating profit: euro 3.49 billion, down 6.8% from the first quarter 2013;
•	Adjusted net profit: euro 1.19 billion, down 14.3% from the first quarter 2013;
•	Net profit: euro 1.30 billion, down 15.6% from the first quarter 2013;
•	Operating cash flow[2]: euro 2.15 billion;
•	Leverage at 0.22 compared to 0.25 at December 31, 2013.

Operational highlights

•	Oil and gas production: 1.583 mmboe/d, up by 0.6% on homogeneous basis[3];
•	Renegotiated the Norwegian long-term gas supply contract;
•	Cashed the euro 2.2 billion of the Artic Russia deal;
•	Divested a 7% interest in Galp Energia for a cash consideration of euro 0.7 billion[4];
•	Buy back program: repurchased 8.85 million shares at a cost of euro 0.15 billion as of March 31, 2014;
•	Discovered 200 million boe of resources.

Paolo Scaroni, Chief Executive Officer, commented:
"Eni delivered solid results in the first quarter 2014, despite a difficult market environment, thanks to a good performance in E&P and progress in the mid and downstream businesses, in particular with the renegotiation of the Statoil gas supply contract. The outlook for 2014 is in line with our expectations, benefiting from the ramp-up of new projects and restructuring activities in G&P, R&M and Chemicals, in the context of continued volatility in Libya and weakness in European demand."

(1) This press release represents the quarterly report prepared in compliance with Italian listing standards as provided by Article 154-ter of the Italian code for securities and exchanges (Testo Unico della Finanza).
(2) Net cash provided by operating activities.
(3) Excluding the effect of Artic Russia divestment.
(4) Cashed in April 2014.

Financial Highlights

Fourth Quarter 2013	First Quarter 2013	First Quarter 2014	% Ch.

	SUMMARY GROUP RESULTS (a)	(euro million)
3,507	Adjusted operating profit (b)		3,746	3,491	(6.8)
1,301	Adjusted net profit		1,385	1,187	(14.3)
0.36	- per share (euro) (c)		0.38	0.33	(13.2)
0.98	- per ADR ($) (c) (d)		1.00	0.90	(10.0)

(647)	Net profit		1,543	1,303	(15.6)
(0.18)	- per share (euro) (c)		0.43	0.36	(16.3)
(0.49)	- per ADR ($) (c) (d)		1.14	0.99	(13.2)

(a) Attributable to Eni’s shareholders.
(b) For a detailed explanation of adjusted operating profit and net profit see paragraph "Reconciliation of reported operating and net profit to results on an adjusted basis".
(c) Fully diluted. Dollar amounts are converted on the basis of the average EUR/USD exchange rate quoted by the ECB for the periods presented.
(d) One ADR (American Depositary Receipt) is equal to two Eni ordinary shares.

Adjusted operating profit
In the first quarter of 2014, adjusted operating profit was euro 3.49 billion, down 6.8% compared to the first quarter of 2013. This decline was driven by lower results achieved by the Exploration & Production Division (adjusted operating profit down by 13.7%), negatively influenced by a weak oil price environment (Brent benchmark down 3.9%) and the appreciation of the euro against the dollar (up 3.7%), and the Refining & Marketing Division, where operating losses were 66.4% more than in the previous-year quarter due to a continuing deterioration in the refining scenario and lower fuels demand.
The Engineering & Construction segment reported a 37.3% reduction in operating profit due to the lower profitability of current contract works.
The Gas & Power Division reported a better operating performance (from a euro 211 million operating loss in the first quarter of 2013 to an operating profit of euro 241 million) against the backdrop of declining demand and ongoing competitive pressure. The division benefited in particular from the renegotiation of the Norwegian long-term gas supply contract with economic effects retroactive to the previous thermal year.

Adjusted net profit
Adjusted net profit of the first quarter of 2014 amounted to euro 1.19 billion, down by 14.3% from the first quarter of 2013. This was driven by a lower operating performance and an increased adjusted consolidated tax rate (up 3 percentage points) due mainly to the Exploration & Production Division as a growing share of taxable profit was earned by subsidiaries subject to a higher tax rate.

Capital expenditure
Capital expenditure for the first quarter of 2014 amounted to euro 2.54 billion, mainly related to the development of oil and gas reserves and exploration projects.

Balance sheet and cash flow
As of March 31, 2014, net borrowings5 amounted to euro 13.8 billion, down euro 1.16 billion from the close of the previous reporting period. This decline reflected net cash provided by operating activities (euro 2.15 billion), which nonetheless was impacted by lower trade receivables due beyond the end of the quarter transferred to factoring institutions as compared with the end of 2013 (down euro 750 million), and the proceeds from disposals mainly relating to the divestment of Eni's interest in Artic Russia (euro 2.18 billion). These inflows were partially offset by cash outflows relating to capital expenditure of the period.
The ratio of net borrowings to shareholders’ equity including non-controlling interest – leverage6 – decreased to 0.22 at March 31, 2014 with respect to 0.25 at December 31, 2013.

(5) Information on net borrowings composition is furnished on page 25.
(6) Non-GAAP financial measures disclosed throughout this press release are accompanied by explanatory notes and tables to help investors gain a full understanding of said measures in line with guidance provided for by CESR Recommendation No. 2005-178b. See page 25 for leverage.

Operational highlights and trading environment

Fourth Quarter 2013	First Quarter 2013	First Quarter 2014	% Ch.

	KEY STATISTICS
1,577	Production of oil and natural gas	(kboe/d)	1,600	1,583	(1.1)
816	- Liquids	(kbbl/d)	818	822	0.5
4,177	- Natural gas	(mmcf/d)	4,290	4,182	(2.5)
25.56	Worldwide gas sales	(bcm)	30.17	26.76	(11.3)
8.75	Electricity sales	(TWh)	9.16	8.25	(9.9)
2.33	Retail sales of refined products in Europe	(mmtonnes)	2.33	2.16	(7.3)

Exploration & Production
In the first quarter of 2014, Eni’s liquids and gas production was 1.583 million boe/d. On a homogeneous basis, excluding the effects of the assets disposal in Siberia (26 kboe/d), production increased by 0.6% due to production ramp-ups mainly in the United Kingdom and Algeria, partially offset by continuing political instability in Libya and mature fields declines.

Gas & Power
In the first quarter of 2014, Eni’s natural gas sales were 26.76 bcm, decreasing by 3.41 bcm, or 11.3%, from the first quarter of 2013, down by 11.3%. The decline was caused by continuing weakness in demand, competitive pressure and oversupplies as well as unusual weather conditions. Sales in the domestic market (11.18 bcm) declined by 10.8% in almost all segments. Sales in Europe (12.13 bcm) decreased by 12.9% mainly in Germany/Austria, Benelux and France.

Refining & Marketing
In the first quarter of 2014, European refining margins remained at depressed levels (2.07$/barrel on average for the Brent/Ural benchmark, down by 51.9% from the first quarter of 2013) driven by structural headwinds in the industry: overcapacity, lower demand and increasing competitive pressure from import streams of refined products from Russia, Middle East and the USA. Furthermore, Eni’s refining margins were affected by narrowing differentials between the heavy crudes processed by Eni’s refineries and the marker Brent, reflecting the lower availability of the former in the Mediterranean area.
In the first quarter of 2014, retail sales in Italy were 1.45 mmtonnes, decreasing by 12.1% driven by reduced domestic consumption and increasing competitive pressure. Eni’s retail market share decreased by 2.9 percentage points to 26.2%, from 29.1% in the corresponding period of 2013.
Retail sales in the European market slightly increased due to the higher volumes marketed mainly in Germany, Austria and Hungary (up by 4.4% to 0.71 mmtonnes).

Business developments

Gas contract renegotiations
On March 31, 2014, Eni and Statoil signed final agreements on the revision of the long-term gas supply contract currently in force between the two parties. The revision reflects the changed fundamentals in the gas sector and is retroactive to the previous thermal year. The final agreement, which follows the Heads of Agreement signed on February 27, 2014, implies the end of the arbitration proceedings previously initiated by Eni.

Divestment of Galp SGPS SA
On March 28, 2014, through an accelerated book-building process aimed at institutional investors, Eni sold approximately 7% of the share capital of Galp Energia SGPS SA at the price of euro 12.10 per share, for a total consideration of euro 702.4 million, cashed in April 2014. Following this transaction, Eni retains a 9% interest in Galp, of which 8% underlying the approximately euro 1,028 million exchangeable bond due on November 30, 2015.

Versalis
As part of Eni’s strategy of developing new initiatives aimed at the reduction of the company’s exposure to commodity chemicals and at diversification into the use of environmentally friendly chemicals, Versalis commenced the renovation of the Porto Marghera complex. This process will involve capital expenditure of euro 200 million aimed at optimizing the cracking plant, upgrading plant utilities able to deliver significant energy savings, and developing innovative green chemical projects in partnership with the American company Elevance Renewable Science Inc. The green projects will develop, through unique world-scale plants, new technologies to produce bio-chemical intermediates from vegetable oils destined for use in industrial sectors with high added value industrial applications such as detergents, bio-lubricants and chemicals for the oil industry. The project will take advantage of existing infrastructures and product streams.

Acquisition of Acam Clienti
Eni acquired the entire share capital of the company Acam Clienti SpA, increasing its existing stake of 49% with the acquisition of the remaining 51% interest from third parties. Acam Clienti operates primarily in the province of La Spezia, with a portfolio of 98,000 residential gas customers and around 12,000 electricity customers (small to mid-sized enterprises). The acquisition is in line with Eni’s commitment to develop its market share in the retail gas and electricity segment, where the Company boasts established expertise.

Framework Agreement with the Italian Consiglio Nazionale delle Ricerche
Eni has renewed its Framework Agreement with the Italian Consiglio Nazionale delle Ricerche (CNR) as the two parties close cooperation on the research of strategic issues for the European and the Italian energy system and protecting the environmental continues. The research guidelines will focus on the testing of new techniques for the characterization of hydrocarbon reservoirs; environmental monitoring activity aimed at the sustainability of the production of oil and gas, eco-sustainable solutions for mobility and environmental protection; the experimentation of advanced solar energy cells.

Outlook

The 2014 outlook is linked in part to a moderate strengthening of the global economic recovery. A number of uncertainties surrounding this outlook remain due to weak growth prospects in the Euro-zone and risks from the emerging economies.
Crude oil prices are forecast on a solid trend driven by geopolitical factors and the resulting technical issues in a number of important producing Countries against the backdrop of well supplied global markets. Management expects that the trading environment will remain challenging for the Company’s businesses. We expect continuing weak conditions in the European industries of gas distribution, refining and marketing of fuels and chemical products, where we do not anticipate any meaningful improvement in demand, while competition, excess supplies and overcapacity will continue to weigh on selling margins of energy commodities. In light of this, management reaffirms its commitment to restoring profitability and preserving cash generation at the Company’s mid and downstream businesses leveraging on cost cuts and continuing renegotiation of long-term gas supply contracts, capacity restructuring and reconversion and product and marketing innovation.

Management expects the following production and sales trends of Eni's businesses:
-	Production of liquids and natural gas: production is expected to remain substantially in line to 2013, excluding the impact of the divestment of Eni’s interest in the Artic Russia gas assets;
-	Gas sales: natural gas sales are expected to be slightly lower than 2013. Management plans to strengthen marketing efforts and innovation to fend off competitive pressures both in the large customers segment and in the retail segment considering an ongoing demand downturn and oversupplies, particularly in Italy;
-	Refining throughputs on Eni’s account: volumes are expected to be slightly lower than those processed in 2013, due to capacity reductions only partially offset by higher output at the new EST technology conversion plant at the Sannazzaro Refinery;
-	Retail sales of refined products in Italy and the Rest of Europe: retail sales are expected to be slightly lower than in 2013 due to an ongoing demand downturn in Italy and the expected impact of network reorganization in Italy and in Europe;
-	Engineering & Construction: 2014 will be a transitional year with profitability expected to recover, the extent of which will be determined by the effective execution of operational and commercial activities on low-margin contracts still present in the current portfolio and by how quickly bids currently under consideration are awarded.

In 2014, management expects a capital budget in line with 2013 (euro 12.80 billion in capital expenditure and euro 0.32 billion in financial investments in 2013). Assuming a Brent price of $106 a barrel and an euro/dollar exchange rate of 1.33 on average for the full year 2014, the ratio of net borrowings to total equity – leverage – is projected to be almost in line with the level achieved at the end of 2013, due to cash flows from operations and portfolio transactions.

This press release for the first quarter of 2014 (unaudited) provides data and information on business and financial performance in compliance with article 154-ter of the Italian code for securities and exchanges ("Testo Unico della Finanza" - TUF). Results and cash flow are presented for the first quarter of 2014 and for the first quarter and the fourth quarter of 2013. Information on liquidity and capital resources relates to end of the period as of March 31, 2014, and December 31, 2013. Statements presented in this press release are comparable with those presented in the management’s disclosure section of the Company’s annual report and interim report. Quarterly accounts set forth herein have been prepared in accordance with the evaluation and recognition criteria set by the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and adopted by the European Commission according to the procedure set forth in Article 6 of the European Regulation (CE) No. 1606/2002 of the European Parliament and European Council of July 19, 2002, which differ from those used in preparing Eni annual report for the year 2013 as explained below.

With effect from January 1, 2014, Eni adopted, among others, the new accounting standards IFRS 10 "Consolidated Financial Statements", and IFRS 11 ‘Joint Arrangements’ which were issued by the IASB in May 2011 and were adopted by the European Commission in December 2012 with regulation No. 1254. Therefore the comparative data presented in this press release has been restated as a result of the adoption of the above mentioned new accounting standards which were illustrated in the explanatory notes to the consolidated financial statements for the year 2013 filed with the Italian securities and exchange authorities on April 10, 2014. We note that those new accounting standard have been instead used in preparing Eni’s Annual report on Form 20-F that was filed with the US Securities and Exchange Commission the same day.
The main impact of this suite of new standards for Eni is that certain of the group’s jointly controlled entities, which were previously equity-accounted, now fall under the definition of a joint operation under IFRS 11 and so we now recognize the group’s assets, liabilities, revenue and expenses relating to these arrangements. Whilst the effect on the group’s reported income and net assets as a result of the new requirements is not material, the change impacts certain of the component lines of the income statement, balance sheet and cash flow statement. On the balance sheet, there was a reduction in investments in joint ventures of approximately euro 781 million as at December 31, 2013, which has been replaced with the recognition (on the relevant line items, principally property, plant and equipment) of our share of the assets and liabilities relating to these arrangements.

The following tables set out the adjustments made to certain selected line items of the comparative amounts as a result of the adoption of the accounting standards. Full restated quarterly information and annual restated information for 2013 is disclosed on pages 31-39 of this press release.

(euro million)

First Quarter 2013	Second Quarter 2013	Third Quarter 2013	Fourth Quarter 2013

As reported	As restated	As reported	As restated	As reported	As restated	As reported	As restated

PROFIT AND LOSS ACCOUNT
Operating profit	3,834	3,867	1,459	1,471	3,303	3,302	260	248
of which:
G&P	(105)	(89)	(454)	(442)	(446)	(434)	(1,987)	(2,002)
R&M	(48)	(30)	(509)	(511)	(145)	(139)	(815)	(812)
Net income from investments	148	121	526	511	3,639	3,646	1,802	1,807
Net profit attributable to Eni’s shareholders	1,543	1,543	275	275	3,989	3,989	(647)	(647)
BALANCE SHEET
Property, plant and equipment	65,442	66,810	64,441	65,780	63,785	65,082	62,506	63,763
Equity-accounted investments	4,411	3,551	4,518	3,643	4,468	3,608	3,934	3,153
Total assets	147,415	148,746	137,585	137,887	137,815	138,989	138,088	138,341
CASH FLOW STATEMENT
Net cash provided by operating activities	2,798	2,814	1,954	2,001	3,036	3,027	3,181	3,184
Net cash provided by investing activities	(2,244)	(2,250)	(408)	(431)	(4,303)	(4,329)	(3,988)	(3,971)
Net cash flow for the period	2,331	2,325	(2,246)	(2,187)	(1,834)	(1,878)	(728)	(765)

Non-GAAP financial measures and other performance indicators disclosed throughout this press release are accompanied by explanatory notes and tables to help investors to gain a full understanding of said measures in line with guidance provided by recommendation CESR/05-178b.

Eni’s Chief Financial Officer, Massimo Mondazzi, in his position as manager responsible for the preparation of the Company’s financial reports, certifies, that data and information disclosed in this press release correspond to the Company’s evidence and accounting books and records, pursuant to rule 154-bis paragraph 2 of Legislative Decree No. 58/1998.

Disclaimer
This press release, in particular the statements under the section "Outlook", contains certain forward-looking statements particularly those regarding capital expenditure, development and management of oil and gas resources, dividends, buy-back program, allocation of future cash flow from operations, future operating performance, gearing, targets of production and sales growth, new markets and the progress and timing of projects. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will or may occur in the future. Actual results may differ from those expressed in such statements, depending on a variety of factors, including the timing of bringing new fields on stream; management’s ability in carrying out industrial plans and in succeeding in commercial transactions; future levels of industry product supply; demand and pricing; operational problems; general economic conditions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; development and use of new technology; changes in public expectations and other changes in business conditions; the actions of competitors and other factors discussed elsewhere in this document. Due to the seasonality in demand for natural gas and certain refined products and the changes in a number of external factors affecting Eni’s operations, such as prices and margins of hydrocarbons and refined products, Eni’s results from operations and changes in net borrowings for the fourth quarter of the year cannot be extrapolated on an annual basis.
The all sources reserve replacement ratio disclosed elsewhere in this press release is calculated as ratio of changes in proved reserves for the year resulting from revisions of previously reported reserves, improved recovery, extensions, discoveries and sales or purchases of minerals in place, to production for the year. A ratio higher than 100% indicates that more proved reserves were added than produced in a year. The Reserve Replacement Ratio is a measure used by management to indicate the extent to which production is replaced by proved oil and gas reserves. The Reserve Replacement Ratio is not an indicator of future production because the ultimate development and production of reserves is subject to a number of risks and uncertainties. These include the risks associated with the successful completion of large-scale projects, including addressing ongoing regulatory issues and completion of infrastructure, as well as changes in oil and gas prices, political risks and geological and other environmental risks.

Company Contacts
Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +80011223456
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com
Web site: www.eni.com

* * *

Eni
Società per Azioni Roma, Piazzale Enrico Mattei, 1
Share capital: euro 4,005,358,876 fully paid
Tax identification number 00484960588
Tel.: +39 0659821 - Fax: +39 0659822141

* * *

This press release for the first quarter 2014 (unaudited) is also available on the Eni web site eni.com.

Quarterly consolidated report Summary results for the first quarter of 2014
(euro million)

Fourth Quarter 2013	First Quarter 2013	First Quarter 2014	% Ch.

25,635	Net sales from operations	31,166	29,203	(6.3)
248	Operating profit	3,867	3,646	(5.7)
385	Exclusion of inventory holding (gains) losses	10	7
2,874	Exclusion of special items	(131)	(162)

3,507	Adjusted operating profit	3,746	3,491	(6.8)

	Breakdown by Division:
3,320	Exploration & Production	3,998	3,450	(13.7)
341	Gas & Power	(211)	241	..
(92)	Refining & Marketing	(134)	(223)	(66.4)
(130)	Versalis	(63)	(89)	(41.3)
155	Engineering & Construction	204	128	(37.3)
(51)	Other activities	(55)	(45)	18.2
(82)	Corporate and financial companies	(82)	(81)	1.2
46	Impact of unrealized intragroup profit elimination and other consolidation adjustments (a)	89	110
(216)	Net finance (expense) income (b)	(218)	(235)
132	Net income from investments (b)	114	196
(2,063)	Income taxes (b)	(2,245)	(2,231)
60.3	Tax rate (%)	61.6	64.6

1,360	Adjusted net profit	1,397	1,221	(12.6)

(647)	Net profit attributable to Eni’s shareholders	1,543	1,303	(15.6)
229	Exclusion of inventory holding (gains) losses	7	6
1,719	Exclusion of special items	(165)	(122)

1,301	Adjusted net profit attributable to Eni’s shareholders	1,385	1,187	(14.3)

	Net profit attributable to Eni’s shareholders
(0.18)	per share (euro)	0.43	0.36	(16.3)
(0.49)	per ADR ($)	1.14	0.99	(13.2)
	Adjusted net profit attributable to Eni’s shareholders
0.36	per share (euro)	0.38	0.33	(13.2)
0.98	per ADR ($)	1.00	0.90	(10.0)
3,622.8	Weighted average number of outstanding shares (c)	3,622.8	3,617.9
3,184	Net cash provided by operating activities	2,814	2,151	(23.6)

3,789	Capital expenditure	3,122	2,545	(18.5)

(a) Unrealized intragroup profit elimination mainly pertained to intra-group sales of commodities, services and capital goods recorded in the assets of the purchasing business segment as of the end of the period.
(b) Excluding special items.
(c) Fully diluted (million shares).

Trading environment indicators

Fourth Quarter 2013	First Quarter 2013	First Quarter 2014	% Ch.

109.27	Average price of Brent dated crude oil (a)	112.60	108.20	(3.9)
1.361	Average EUR/USD exchange rate (b)	1.321	1.370	3.7
80.29	Average price in euro of Brent dated crude oil	85.24	78.98	(7.3)
0.48	Average European refining margin (c)	3.97	1.70	(57.2)
0.64	Average European refining margin Brent/Ural (c)	4.30	2.07	(51.9)
0.35	Average European refining margin in euro	3.01	1.24	(58.8)
10.95	Price of NBP gas (d)	11.46	9.95	(13.2)
0.2	Euribor - three-month euro rate (%)	0.2	0.3	50.0
0.2	Libor - three-month dollar rate (%)	0.3	0.2	(33.3)

(a) In USD per barrel. Source: Platt’s Oilgram.
(b) Source: ECB.
(c) In USD per barrel FOB Mediterranean Brent dated crude oil. Source: Eni calculations based on Platt’s Oilgram data.
(d) In USD per million BTU (British Thermal Unit). Source: Platt’s Oilgram.

Group results
In the first quarter of 2014 Eni reported operating profit of euro 3,646 million, down 5.7% from the quarter of the previous year, and net profit attributable to its shareholders amounting to euro 1,303 million, down 15.6%.
The quarterly operating performance was negatively impacted by a difficult trading environment on the back of lower Brent prices (down 3.9%), structural headwinds in energy demand and competitive pressure across Europe and in Italy, as well as the appreciation of the euro against the dollar (up 3.7%). Saipem also reported lower results due to lower profitability of contract works underway.
These negatives were partly offset by progress in the turnaround strategy in the mid-downstream businesses, mainly due to the renegotiation of the Norwegian long-term gas supply contract with economic effects retroactive to the previous thermal year.
The reduction in net profit was also affected by a 4 percentage point increase in the Group tax rate, which was due to the Exploration & Production Division as a growing share of taxable profit was earned by subsidiaries subject to a higher tax rate.

In the first quarter of 2014, adjusted operating profit amounted to euro 3,491 million and decreased by 6.8% from the first quarter of 2013. Adjusted net profit attributable to Eni’s shareholders of euro 1,187 million was down by euro 198 million, or 14.3% form a year ago. Adjusted net profit was calculated by excluding an inventory holding loss of euro 6 million and special gains of euro 122 million, stated net of exchange rate differences and exchange rate derivative instruments reclassified in operating profit (a loss of euro 15 million in the quarter) as they mainly related to derivative transactions entered into to manage exposure to the exchange rate risk implicit in commodity pricing formulas.

Special items of the operating profit (net gains of euro 162 million) related to: (i) the effects of fair-value evaluation of certain commodity derivatives contracts lacking the formal requisites to be accounted as hedges under IFRS (a gain of euro 263 million); (ii) impairment (euro 55 million) of capital expenditure made at assets impaired in previous reporting periods, mainly in the Refining & Marketing Division; (iii) environmental provisions and provisions for redundancy incentives (euro 8 million and euro 7 million, respectively).

Results by Divisions
Group adjusted net profit reflected lower adjusted operating performance reported by the Exploration & Production, Refining & Marketing, Versalis and Engineering & Construction segments. A countertrend was recorded by the Gas & Power Division benefiting from natural gas contracts renegotiations.

Exploration & Production
In the first quarter of 2014, the Exploration & Production Division reported a 13.7% decrease in adjusted operating profit, down euro 548 million to euro 3,450 million driven by lower oil and gas realizations in dollar terms (down by 1% on average) and the appreciation of the euro against the dollar (up 3.7%). Adjusted net profit of euro 1,313 million decreased by 21.3% also reflecting a higher adjusted tax rate (up 3.7 percentage points).

Gas & Power
In the first quarter of 2014, the Gas & Power Division reported an adjusted operating profit of euro 241 million, which was much better than the previous-quarter loss of euro 211 million thanks to the help of a contract renegotiation related to the long-term supply of Norwegian gas, with economic effects retroactive to the previous thermal year. This positive trend was partly offset by continuing margin and volume weakness for gas and electricity reflecting poor demand, unusual weather conditions and strong competitive pressure.
Adjusted net profit for the quarter of euro 157 million, increased by euro 298 million from the same period of 2013, when the Gas & Power Division reported an adjusted net loss of euro 141 million.

Refining & Marketing
In the first quarter of 2014, the Refining & Marketing Division reported an adjusted operating loss of euro 223 million which was euro 89 million more than the first quarter of 2013, down by 66.4%. This negative trend was caused by a continuing deterioration in the refining trading environment and lower fuels demand, mainly in the Mediterranean area. The adjusted net loss of euro 159 million was sharply lower than the first quarter of 2013, when a net loss of euro 51 million was recorded.

Engineering & Construction
In the first quarter of 2014, the Engineering & Construction segment reported an adjusted operating profit of euro 128 million, down by 37.3% from the first quarter of 2013 due to lower profitability of contract works underway. Adjusted net profit of euro 95 million was down by 26.9%.

Versalis
In the first quarter of 2014, Versalis reported an adjusted operating loss of euro 89 million, down by 41.3% from the first quarter of 2013. The negative performance reflected continuing weakness in plastic commodity demand and increasing competition from Asian producers which left product margins and sales volumes at depressed levels. Adjusted net loss at euro 75 million was euro 17 million larger than in the first quarter of 2013, down by 29.3%.

Summarized Group Balance Sheet7

(euro million)

Jan. 1, 2013	Dec. 31, 2013	Mar. 31, 2014	Change

	Fixed assets
64,798	Property, plant and equipment	63,763	64,195	432
2,541	Inventories - Compulsory stock	2,573	2,555	(18)
4,487	Intangible assets	3,876	3,826	(50)
8,538	Equity-accounted investments and other investments	6,180	6,302	122
1,126	Receivables and securities held for operating purposes	1,339	1,383	44
(1,139)	Net payables related to capital expenditure	(1,255)	(1,095)	160

80,351		76,476	77,166	690
	Net working capital
8,578	Inventories	7,939	7,448	(491)
19,958	Trade receivables	21,212	22,739	1,527
(15,052)	Trade payables	(15,584)	(14,904)	680
(3,265)	Tax payables and provisions for net deferred tax liabilities	(3,062)	(4,276)	(1,214)
(13,567)	Provisions	(13,120)	(13,220)	(100)
1,735	Other current assets and liabilities	1,274	2,507	1,233

(1,613)		(1,341)	294	1,635
(1,407)	Provisions for employee post-retirement benefits	(1,279)	(1,274)	5
155	Assets held for sale including related liabilities	2,156	12	(2,144)

77,486	CAPITAL EMPLOYED, NET	76,012	76,198	186

59,060	Eni shareholders’ equity	58,210	59,568	1,358
3,357	Non-controlling interest	2,839	2,831	(8)
62,417	Shareholders’ equity	61,049	62,399	1,350
15,069	Net borrowings	14,963	13,799	(1,164)

77,486	TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	76,012	76,198	186

0.24	Leverage	0.25	0.22	(0.03)

Fixed assets amounted to euro 77,166 million, representing an increase of euro 690 million from December 31, 2013, reflecting capital expenditure incurred in the period (euro 2,545 million), partly offset by depreciation, depletion, amortization and impairment charges (euro 2,291 million).

Net working capital amounted to a positive euro 294 million, representing an increase of euro 1,635 million from the close of the previous reporting period mainly due to a higher balance of trade receivables and trade payables (up by euro 2,207 million) in the Gas & Power segment, which were also influenced by the effects of the renegotiation of the Norwegian long-term gas supply contract. These increases were partly offset by increased tax payables and provisions for net deferred tax liabilities accrued in the quarter (up by euro 1,214 million) mainly reflecting the fact that Italian excise taxes due on the volumes of fuels and gas delivered to final clients in the second half of December 2013 were paid before year-end, whereas they are customarily paid the following month. Additionally, gas inventories decreased in the quarter.

Shareholders’ equity including non-controlling interest was euro 62,399 million, representing an increase of euro 1,350 million from December 31, 2013. This was due to comprehensive income for the period (euro 1,545 million) as a result of net profit of euro 1,337 million and a positive variation of the reserve for cash flow hedges (euro 249 million).

(7) The summarized group balance sheet aggregates the amount of assets and liabilities derived from the statutory balance sheet in accordance with functional criteria which consider the enterprise conventionally divided into the three fundamental areas focusing on resource investments, operations and financing. Management believes that this summarized group balance sheet is useful information in assisting investors to assess Eni’s capital structure and to analyze its sources of funds and investments in fixed assets and working capital. Management uses the summarized group balance sheet to calculate key ratios such as the proportion of net borrowings to shareholders’ equity (leverage) intended to evaluate whether Eni’s financing structure is sound and well-balanced.

Summarized Group Cash Flow Statement8

(euro million)

Fourth Quarter 2013	First Quarter 2013	First Quarter 2014

(588)	Net profit	1,555	1,337
	Adjustments to reconcile net profit to net cash provided by operating activities:
2,948	- depreciation, depletion and amortization and other non-monetary items	2,110	2,112
(266)	- net gains on disposal of assets	(51)	(5)
2,483	- dividends, interest, taxes and other changes	2,372	2,390
906	Changes in working capital related to operations	(508)	(1,734)
(2,299)	Dividends received, taxes paid, interest (paid) received	(2,664)	(1,949)

3,184	Net cash provided by operating activities	2,814	2,151
(3,789)	Capital expenditure	(3,122)	(2,545)
(101)	Investments and purchase of consolidated subsidiaries and businesses	(113)	(60)
350	Disposals	75	2,177
(51)	Other cash flow related to capital expenditure, investments and disposals	(24)	(161)

(407)	Free cash flow	(370)	1,562
(380)	Borrowings (repayment) of debt related to financing activities	934	(17)
31	Changes in short and long-term financial debt	1,809	(56)
	Dividends paid and changes in non-controlling interest and reserves	(63)	(195)
(9)	Effect of changes in consolidation and exchange differences	15	(1)

(765)	NET CASH FLOW	2,325	1,293

Change in net borrowings

(euro million)

Fourth Quarter 2013	Full Year 2013	Full Year 2014

(407)	Free cash flow	(370)	1,562
(15)	Net borrowings of acquired companies	(6)	(19)
146	Exchange differences on net borrowings and other changes	(11)	(184)
	Dividends paid and changes in non-controlling interest and reserves	(63)	(195)
(276)	CHANGE IN NET BORROWINGS	(450)	1,164

Net cash provided by operating activities (euro 2,151 million) and proceeds from disposals of euro 2,177 million, mainly related to the divestment of Eni’s share in Artic Russia finalized in the first half of January 2014, funded cash outflows relating to capital expenditure totaling euro 2,545 million and also paid down the Group net debt by euro 1,164 million.
Dividends paid and changes in non-controlling interest and reserves mainly related to Eni’s share repurchase (euro 151 million).

Other information

Continuing listing standards provided by Article No. 36 of Italian exchanges regulation about issuers that control subsidiaries incorporated or regulated in accordance with laws of extra-EU Countries.
Certain provisions have been enacted to regulate continuing Italian listing standards of issuers controlling subsidiaries that are incorporated or regulated in accordance with laws of extra-EU Countries, also having a material impact on the consolidated financial statements of the parent company. Regarding the aforementioned provisions, as of March 31, 2014, the following Eni’s subsidiaries: Burren Energy (Bermuda) Ltd, Eni Congo SA, Eni Norge AS, Eni Petroleum Co Inc, NAOC-Nigerian Agip Oil Co Ltd, Nigerian Agip Exploration Ltd, Burren Energy (Congo) Ltd, Eni Finance USA Inc, Eni Trading & Shipping Inc and Eni Canada Holding Ltd – fall within the scope of the new continuing listing standards. Eni has already adopted adequate procedures to ensure full compliance with the new regulations.

Financial and operating information by Division for the first quarter 2014 is provided in the following pages.

(8) Eni’s summarized group cash flow statement derives from the statutory statement of cash flows. It enables investors to understand the link existing between changes in cash and cash equivalents (deriving from the statutory cash flows statement) and in net borrowings (deriving from the summarized cash flow statement) that occurred from the beginning of the period to the end of period. The measure enabling such a link is represented by the free cash flow which is the cash in excess of capital expenditure needs. Starting from free cash flow it is possible to determine either: (i) changes in cash and cash equivalents for the period by adding/deducting cash flows relating to financing debts/receivables (issuance/repayment of debt and receivables related to financing activities), shareholders’ equity (dividends paid, net repurchase of own shares, capital issuance) and the effect of changes in consolidation and of exchange rate differences; (ii) changes in net borrowings for the period by adding/deducting cash flows relating to shareholders’ equity and the effect of changes in consolidation and of exchange rate differences. The free cash flow is a non-GAAP measure of financial performance.

Exploration & Production

Fourth Quarter 2013	First Quarter 2013	First Quarter 2014	% Ch.

	RESULTS	(euro million)
7,585	Net sales from operations		7,781	7,434	(4.5)
3,499	Operating profit		4,052	3,430	(15.4)
(179)	Exclusion of special items:		(54)	20
(22)	- asset impairments
(197)	- gains on disposal of assets		(51)	(1)
7	- risk provisions
42	- provision for redundancy incentives		1	10
(1)	- commodity derivatives		2	1
(2)	- exchange rate differences and derivatives		(7)	10
(6)	- other		1
3,320	Adjusted operating profit		3,998	3,450	(13.7)
(71)	Net finance income (expense) (a)		(63)	(67)
52	Net income (expense) from investments (a)		20	28
(2,115)	Income taxes (a)		(2,286)	(2,098)
64.1	Tax rate	(%)	57.8	61.5
1,186	Adjusted net profit		1,669	1,313	(21.3)

	Results also include:
2,046	- amortization and depreciation		1,753	1,870	6.7
	of which:
420	exploration expenditure		390	357	(8.5)
300	- amortization of exploratory drilling expenditures and other		330	279	(15.5)
120	- amortization of geological and geophysical exploration expenses		60	78	30.0
3,045	Capital expenditure		2,330	2,111	(9.4)
	of which:
367	- exploratory expenditure (b)		466	298	(36.1)

	Production (c) (d)
816	Liquids (e)	(kbbl/d)	818	822	0.5
4,177	Natural gas	(mmcf/d)	4,290	4,182	(2.5)
1,577	Total hydrocarbons	(kboe/d)	1,600	1,583	(1.1)

	Average realizations
101.00	Liquids (e)	($/bbl)	102.32	99.40	(2.9)
7.26	Natural gas	($/mcf)	7.18	7.47	4.1
74.73	Total hydrocarbons	($/boe)	72.10	71.49	(0.8)

	Average oil market prices
109.27	Brent dated	($/bbl)	112.60	108.20	(3.9)
80.29	Brent dated	(euro/bbl)	85.24	78.98	(7.3)
97.38	West Texas Intermediate	($/bbl)	94.30	97.30	3.2
3.84	Gas Henry Hub	($/mmbtu)	3.49	5.17	48.1

(a) Excluding special items.
(b) Includes exploration licenses, acquisition costs and exploration bonuses.
(c) Supplementary operating data is provided on page 41.
(d) Includes Eni’s share of production of equity-accounted entities.
(e) Includes condensates.

Results

In the first quarter of 2014, the Exploration & Production Division reported an adjusted operating profit of euro 3,450 million, representing a decrease of euro 548 million, or 13.7% from the first quarter of 2013, driven by lower oil prices for market benchmarks (Brent crude price down by 3.9%) and by the appreciation of the euro against the dollar which impacted the translation of the results reported by subsidiaries whose functional currency is the US dollar.

Special items excluded from adjusted operating profit amounted to a net charge of euro 20 million mainly related to a provision for redundancy incentives and exchange rate differences and exchange rate derivative instruments reclassified in operating profit (a loss of euro 10 million).

Adjusted net profit amounted to euro 1,313 million, decreasing by euro 356 million, or 21.3% from the first quarter of 2013, due to lower operating performance and an increase in the tax rate by 3.7 percentage point due to a growing share of taxable profit that was earned by subsidiaries subject to a higher tax rate.

Operating review

In the first quarter of 2014, Eni’s liquids and gas production was 1.583 million boe/d. On a homogeneous basis, excluding the effects of the assets disposal in Siberia (26 kboe/d) production increases by 0.6%, due to production ramp-ups mainly in the United Kingdom and Algeria, partially offset by continuing political instability in Libya and mature fields declines. The share of oil and natural gas produced outside Italy was 89%.

Liquids production (822 kbbl/d) increased from the first quarter of 2013. New field start-ups and production ramp-ups mainly in the UK, Algeria and the United States more than offset the effects of the divestment of the Siberian assets (4 kbbl/d) as well as lower productions in Libya and Angola.

Natural gas production for the first quarter of 2014 was 4,182 mmcf/d. When excluding the effect of the divestment of the Siberian assets (118 mmcf/d), natural gas production was in line with the level of the same quarter of the previous year. The contribution of new field start-ups and ramp-ups mainly in the UK and Algeria was offset by mature fields declines.

Gas & Power

Fourth Quarter 2013	First Quarter 2013	First Quarter 2014	% Ch.

	RESULTS	(euro million)
8,721	Net sales from operations		10,865	9,224	(15.1)
(2,002)	Operating profit		(89)	613	..
202	Exclusion of inventory holding (gains) losses		(37)	(108)
2,141	Exclusion of special items:		(85)	(264)
(1)	- environmental charges
1,685	- asset impairments			1
1	- gains on disposal of assets
374	- risk provisions		(102)
9	- provision for redundancy incentives		1	1
96	- commodity derivatives		(79)	(265)
(31)	- exchange rate differences and derivatives		82	(1)
8	- other		13
341	Adjusted operating profit		(211)	241	..
296	Marketing		(292)	204	..
45	International transport		81	37	(54.3)
2	Net finance income (expense) (a)		3	2
3	Net income from investments (a)		17	32
(107)	Income taxes (a)		50	(118)
30.9	Tax rate	(%)	..	42.9
239	Adjusted net profit		(141)	157	..
83	Capital expenditure		26	28	7.7

	Natural gas sales (b)	(bcm)
10.70	Italy		12.53	11.18	(10.8)
14.86	International sales		17.64	15.60	(11.7)
12.70	- Rest of Europe		15.14	13.32	(12.0)
1.47	- Extra European markets		1.79	1.59	(11.2)
0.69	- E&P sales in Europe and in the Gulf of Mexico		0.71	0.67	(5.6)
25.56	WORLDWIDE GAS SALES		30.17	26.76	(11.3)
	of which:
23.03	- sales of consolidated subsidiaries		27.46	24.37	(11.3)
1.84	- Eni’s share of sales of natural gas of affiliates		2.00	1.72	(14.0)
0.69	- E&P sales in Europe and in the Gulf of Mexico		0.71	0.67	(5.6)
8.75	Electricity sales	(TWh)	9.16	8.25	(9.9)

(a) Excluding special items.
(b) Supplementary operating data is provided on page 42.

Results

In the first quarter of 2014, the Gas & Power Division reported an adjusted operating profit of euro 241 million, up by euro 452 million compared to the first quarter of 2013. This was driven by the renegotiations of the Norwegian long-term gas supply contract, the economic effects of which were retroactive to the previous thermal year. This positive effect was partially offset by lower margins and sales of gas and electricity due to lower sales prices, structural demand headwinds, oversupplies and strong competition.
The International transport activity reduced its operating profit (down by euro 44 million).

Special items excluded from adjusted operating profit amounted to net gains of euro 265 million mainly related to the effects of fair-value evaluation of certain commodity derivatives contracts lacking the formal requisites to be accounted as hedges under IFRS.

The Gas & Power Division reported an adjusted net profit of euro 157 million, which was much better than the previous-quarter loss of euro 141 million, up by euro 298 million, due to a better operating performance and higher results from equity-accounted entities.

Operating review

In the first quarter of 2014, Eni’s natural gas sales were 26.76 bcm (including Eni’s own consumption, Eni’s share of sales made by equity-accounted entities and upstream sales in Europe and in the Gulf of Mexico), representing a decrease of 3.41 bcm compared to the first quarter of 2013 (down by 11.3%). Sales in Italy decreased by 10.8% to 11.18 bcm driven by an ongoing demand downturn, competitive pressure, mild climate as well as a worsening trading environment for electricity sales reflecting higher use of hydroelectric sources and lower demand. Sales in Europe of 12.13 bcm decreased by 1.79 bcm (down 12.9%) driven by lower volumes marketed in Germany/Austria, Benelux and France due to competitive pressure, partially offset by higher sales in Spain and Turkey due to effective marketing policies.

Electricity sales were 8.25 TWh in the first quarter of 2014, decreasing by 9.9%, from a year earlier due to lower volumes traded on the free market (down by 0.78 TWh).

Other performance indicators
Follows a breakdown of the pro-forma adjusted EBITDA by business:

(euro million)

Fourth Quarter 2013	First Quarter 2013	First Quarter 2014	% Ch.

506	Pro-forma adjusted EBITDA	(69)	387	..
417	Marketing	(181)	312	..
89	International transport	112	75	(33.0)

EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization charges) on an adjusted basis is calculated by adding amortization and depreciation charges to adjusted operating profit. This performance indicator includes the adjusted EBITDA of Eni’s wholly owned subsidiaries and Eni’s share of adjusted EBITDA generated by certain associates which are accounted for under the equity method for IFRS purposes. Management believes that the pro-forma EBITDA adjusted is an important alternative measure to assess the performance of Eni’s Gas & Power Division, taking into account evidence that this Division is comparable to European utilities in the gas and power generation sector. This measure is provided in order to assist investors and financial analysts in assessing the divisional performance of Gas & Power, as compared to its European peers, as EBITDA is widely used as the main performance indicator for utilities. The pro-forma EBITDA adjusted is a non-GAAP measure under IFRS.

Refining & Marketing

Fourth Quarter 2013	First Quarter 2013	First Quarter 2014	% Ch.

	RESULTS	(euro million)
11,376	Net sales from operations		13,866	13,347	(3.7)
(812)	Operating profit		(30)	(361)	..
31	Exclusion of inventory holding (gains) losses		(97)	64
689	Exclusion of special items:		(7)	74
58	- environmental charges		7	8
569	- asset impairments		16	53
(5)	- gains on disposal of assets
85	- provision for redundancy incentives		1	1
(4)	- commodity derivatives			(2)
(11)	- exchange rate differences and derivatives		(21)	6
(3)	- other		(10)	8
(92)	Adjusted operating profit		(134)	(223)	(66.4)
(2)	Net finance income (expense) (a)			(1)
16	Net income (expense) from investments (a)		35	34
74	Income taxes (a)		48	31
..	Tax rate	(%)	..	..
(4)	Adjusted net profit		(51)	(159)	..
272	Capital expenditure		88	111	26.1

	Global indicator refining margin
0.48	Brent dated	($/bbl)	3.97	1.70	(57.2)
0.64	Brent/Ural	($/bbl)	4.30	2.07	(51.9)

	REFINING THROUGHPUTS AND SALES	(mmtonnes)
4.47	Refining throughputs of wholly-owned refineries		4.91	4.03	(17.9)
6.50	Refining throughputs on own account		6.96	5.88	(15.5)
5.29	- Italy		5.83	4.77	(18.2)
1.21	- Rest of Europe		1.13	1.11	(1.8)
2.33	Retail sales		2.33	2.16	(7.3)
1.57	- Italy		1.65	1.45	(12.1)
0.76	- Rest of Europe		0.68	0.71	4.4
3.28	Wholesale sales		2.80	2.69	(3.9)
2.17	- Italy		1.86	1.68	(9.7)
1.11	- Rest of Europe		0.94	1.01	7.4
0.11	Wholesale sales outside Europe		0.10	0.10

(a) Excluding special items.

Results

In the first quarter of 2014, the Refining & Marketing Division reported an adjusted operating loss amounting to euro 223 million, which was euro 89 million more than the previous quarter of 2013, down 66.4%. This negative trend reflected structural headwinds in the industry (the Brent/Ural benchmark being on average 2.07 $/barrel, down by 51.9% from the first quarter of 2013) affected by excess capacity, weak demand for oil products, and increasing competitive pressure from product streams imported by Russia, Middle East and the USA. Furthermore, Eni’s results in Refining & Marketing were affected by narrowing differentials between the heavy crudes processed by Eni’s refineries and the marker Brent which reflected lower availability of the former in the Mediterranean area. This trend was partly counteracted by efficiency initiatives, in particular aimed at reducing energy and operating costs and optimizing refinery utilization rates by reducing throughput of less competitive plants. Marketing results registered a decline compared to the same quarter of the previous year, due to lower consumption in retail sales and increasing competitive pressure.

Special charges excluded from adjusted operating loss amounted to euro 74 million in the first quarter of 2014 and related to: (i) impairment losses of capital expense made at plans which were completely written off in previous reporting periods (euro 53 million); (ii) environmental charges (euro 8 million); (iii) expenses for restructuring of certain service stations (euro 8 million); and (iv) and exchange rate differences and exchange rate derivative instruments reclassified in operating profit (a charge of euro 6 million).

Adjusted net loss was euro 159 million, down by euro 108 million from the adjusted net loss reported in the first quarter of 2013.

Operating review

Eni’s refining throughputs for the first quarter of 2014 were 5.88 mmtonnes, down 15.5% from the first quarter of 2013. In Italy, processed volumes decreased due to the planned shutdown of the Venice refinery following the start of the Green Refinery project, maintenance standstill at Sannazzaro site, and the anticipated planned standstill at Milazzo refinery. These negatives were partly offset by higher volumes processed at the Gela plant, due to a better performance.
Outside Italy, Eni’s refining throughputs of 1.11 mmtonnes were substantially unchanged from the same quarter of 2013.

Retail sales in Italy were 1.45 mmtonnes in the first quarter 2014 and declined by 0.20 mmtonnes, or 12.1% from the corresponding period of the previous year. This decline was driven by sharply lower consumption of gasoil and gasoline. In the first quarter of 2014 Eni’s market share decreased by 2.9 percentage points from the first quarter of 2013 (from 29.1% to 26.2%).

Wholesale sales in Italy (1.68 mmtonnes) decreased by approximately 180 ktonnes (down 9.7%) from the first quarter of 2013 due to lower sales of gasoil, bunkering and LPG reflecting declining demand offset by higher volumes of minor products and jet fuel marketed. Average market share in the first quarter of 2014 was 26.9%.

Retail sales in the rest of Europe were approximately 710 ktonnes increasing by 4.4% from the first quarter of 2013 mainly due to higher volumes sold in Germany, Austria, and Hungary.

Wholesale sales in the rest of Europe were 1.01 mmtonnes in the first quarter of 2014 increasing by 7.4% from the first quarter of 2013 mainly in the Iberian Peninsula, Slovenia, Austria and Hungary. Lower sales were registered in Germany.

Summarized Group profit and loss account

(euro million)

Fourth Quarter 2013	First Quarter 2013	First Quarter 2014	% Ch.

25,635	Net sales from operations	31,166	29,203	(6.3)
670	Other income and revenues	239	160	(33.1)
(21,244)	Operating expenses	(25,414)	(23,674)	6.8
(24)	Other operating income (expense)	41	248	..
(4,789)	Depreciation, depletion, amortization and impairments	(2,165)	(2,291)	(5.8)

248	Operating profit	3,867	3,646	(5.7)
(257)	Finance income (expense)	(182)	(236)	(29.7)
1,807	Net income from investments	121	213	76.0

1,798	Profit before income taxes	3,806	3,623	(4.8)
(2,386)	Income taxes	(2,251)	(2,286)	(1.6)
..	Tax rate (%)	59.1	63.1

(588)	Net profit	1,555	1,337	(14.0)

	of which attributable:
(647)	- Eni's shareholders	1,543	1,303	(15.6)
59	- non-controlling interest	12	34

(647)	Net profit attributable to Eni’s shareholders	1,543	1,303	(15.6)
229	Exclusion of inventory holding (gains) losses	7	6
1,719	Exclusion of special items	(165)	(122)
1,301	Adjusted net profit attributable to Eni’s shareholders (a)	1,385	1,187	(14.3)

(a) For a detailed explanation of adjusted operating profit and adjusted net profit see the paragraph "Reconciliation of reported operating profit and reported net profit to results on an adjusted basis".

Non-GAAP measures

Reconciliation of reported operating profit and reported net profit to results on an adjusted basis
Management evaluates Group and business performance on the basis of adjusted operating profit and adjusted net profit, which are arrived at by excluding inventory holding gains or losses, special items and, in determining the business segments’ adjusted results, finance charges on finance debt and interest income. The adjusted operating profit of each business segment reports gains and losses on derivative financial instruments entered into to manage exposure to movements in foreign currency exchange rates which impact industrial margins and translation of commercial payables and receivables. Accordingly also currency translation effects recorded through profit and loss are reported within business segments’ adjusted operating profit.
The taxation effect of the items excluded from adjusted operating or net profit is determined based on the specific rate of taxes applicable to each of them. The Italian statutory tax rate is applied to finance charges and income. Adjusted operating profit and adjusted net profit are non-GAAP financial measures under either IFRS, or US GAAP. Management includes them in order to facilitate a comparison of base business performance across periods, and to allow financial analysts to evaluate Eni’s trading performance on the basis of their forecasting models.

The following is a description of items that are excluded from the calculation of adjusted results.

Inventory holding gain or loss is the difference between the cost of sales of the volumes sold in the period based on the cost of supplies of the same period and the cost of sales of the volumes sold calculated using the weighted average cost method of inventory accounting.

Special items include certain significant income or charges pertaining to either: (i) infrequent or unusual events and transactions, being identified as non-recurring items under such circumstances; (ii) certain events or transactions which are not considered to be representative of the ordinary course of business, as in the case of environmental provisions, restructuring charges, asset impairments or write ups and gains or losses on divestments even though they occurred in past periods or are likely to occur in future ones; or (iii) exchange rate differences and derivatives relating to industrial activities and commercial payables and receivables, particularly exchange rate derivatives to manage commodity pricing formulas which are quoted in a currency other than the functional currency. Those items are reclassified in operating profit with a corresponding adjustment to net finance charges, notwithstanding the handling of foreign currency exchange risks is made centrally by netting off naturally-occurring opposite positions and then dealing with any residual risk exposure in the exchange rate market.
As provided for in Decision No. 15519 of July 27, 2006 of the Italian market regulator (Consob), non recurring material income or charges are to be clearly reported in the management’s discussion and financial tables. Also, special items include gains and losses on re-measurement at fair value of certain non hedging commodity derivatives, including the ineffective portion of cash flow hedges and certain derivatives financial instruments embedded in the pricing formula of long-term gas supply agreements of the Exploration & Production Division.

Finance charges or income related to net borrowings excluded from the adjusted net profit of business segments are comprised of interest charges on finance debt and interest income earned on cash and cash equivalents not related to operations.
Therefore, the adjusted net profit of business segments includes finance charges or income deriving from certain segment-operated assets, i.e., interest income on certain receivable financing and securities related to operations and finance charge pertaining to the accretion of certain provisions recorded on a discounted basis (as in the case of the asset retirement obligations in the Exploration & Production Division). Finance charges or interest income and related taxation effects excluded from the adjusted net profit of the business segments are allocated on the aggregate Corporate and financial companies.

For a reconciliation of adjusted operating profit, adjusted net profit to reported operating profit and reported net profit see tables below.

(euro million)

First Quarter 2014	Exploration & Production	Gas & Power	Refining & Marketing	Versalis	Engineering & Construction	Corporate and financial companies	Other activities	Impact of unrealized intragroup profit elimination	GROUP

Reported operating profit	3,430	613	(361)	(128)	127	(80)	(52)	97	3,646
Exclusion of inventory holding (gains) losses		(108)	64	38				13	7

Exclusion of special items:
environmental charges			8						8
asset impairments		1	53	(1)			2		55
gains on disposal of assets	(1)								(1)
risk provisions						4			4
provisions for redundancy incentives	10	1	1			(5)			7
commodity derivatives	1	(265)	(2)	2	1				(263)
exchange rate differences and derivatives	10	(1)	6						15
other			8				5		13

Special items of operating profit	20	(264)	74	1	1	(1)	7		(162)

Adjusted operating profit	3,450	241	(223)	(89)	128	(81)	(45)	110	3,491
Net finance (expense) income (a)	(67)	2	(1)	(1)	(1)	(167)			(235)
Net income from investments (a)	28	32	34		8	94			196
Income taxes (a)	(2,098)	(118)	31	15	(40)	13		(34)	(2,231)

Tax rate (%)	61.5	42.9	..		29.6				64.6
Adjusted net profit	1,313	157	(159)	(75)	95	(141)	(45)	76	1,221

of which:
- Adjusted net profit of non-controlling interest									34
- Adjusted net profit attributable to Eni’s shareholders									1,187

Reported net profit attributable to Eni’s shareholders									1,303

Exclusion of inventory holding (gains) losses									6
Exclusion of special items									(122)

Adjusted net profit attributable to Eni’s shareholders									1,187

(a) Excluding special items.

(euro million)

First Quarter 2013	Exploration & Production	Gas & Power	Refining & Marketing	Versalis	Engineering & Construction	Corporate and financial companies	Other activities	Impact of unrealized intragroup profit elimination	GROUP

Reported operating profit	4,052	(89)	(30)	(94)	203	(77)	(72)	(26)	3,867
Exclusion of inventory holding (gains) losses		(37)	(97)	29				115	10

Exclusion of special items:
environmental charges			7						7
asset impairments			16				1		17
gains on disposal of assets	(51)				1				(50)
risk provisions		(102)							(102)
provisions for redundancy incentives	1	1	1			1			4
commodity derivatives	2	(79)							(77)
exchange rate differences and derivatives	(7)	82	(21)	2					56
other	1	13	(10)			(6)	16		14

Special items of operating profit	(54)	(85)	(7)	2	1	(5)	17		(131)

Adjusted operating profit	3,998	(211)	(134)	(63)	204	(82)	(55)	89	3,746
Net finance (expense) income (a)	(63)	3		(1)	(1)	(156)			(218)
Net income from investments (a)	20	17	35			42			114
Income taxes (a)	(2,286)	50	48	6	(73)	41		(31)	(2,245)

Tax rate (%)	57.8	..	..		36.0				61.6
Adjusted net profit	1,669	(141)	(51)	(58)	130	(155)	(55)	58	1,397

of which:
- Adjusted net profit of non-controlling interest									12
- Adjusted net profit attributable to Eni’s shareholders									1,385

Reported net profit attributable to Eni’s shareholders									1,543

Exclusion of inventory holding (gains) losses									7
Exclusion of special items									(165)

Adjusted net profit attributable to Eni’s shareholders									1,385

(a) Excluding special items.

(euro million)

Fourth Quarter 2013	Exploration & Production	Gas & Power	Refining & Marketing	Versalis	Engineering & Construction	Corporate and financial companies	Other activities	Impact of unrealized intragroup profit elimination	GROUP

Reported operating profit	3,499	(2,002)	(812)	(332)	166	(153)	(93)	(25)	248
Exclusion of inventory holding (gains) losses		202	31	81				71	385

Exclusion of special items:
environmental charges		(1)	58	58			30		145
asset impairments	(22)	1,685	569	38			15		2,285
gains on disposal of assets	(197)	1	(5)		(4)		(1)		(206)
risk provisions	7	374					1		382
provisions for redundancy incentives	42	9	85	22	(5)	69	19		241
commodity derivatives	(1)	96	(4)	(1)	(2)				88
exchange rate differences and derivatives	(2)	(31)	(11)	4					(40)
other	(6)	8	(3)			2	(22)		(21)

Special items of operating profit	(179)	2,141	689	121	(11)	71	42		2,874

Adjusted operating profit	3,320	341	(92)	(130)	155	(82)	(51)	46	3,507
Net finance (expense) income (a)	(71)	2	(2)	(1)	(1)	(153)	10		(216)
Net income from investments (a)	52	3	16	1	(9)	67	2		132
Income taxes (a)	(2,115)	(107)	74	14	(44)	185		(70)	(2,063)

Tax rate (%)	64.1	30.9	..		30.3				60.3
Adjusted net profit	1,186	239	(4)	(116)	101	17	(39)	(24)	1,360

of which:
- Adjusted net profit of non-controlling interest									59
- Adjusted net profit attributable to Eni’s shareholders									1,301

Reported net profit attributable to Eni's shareholders									(647)

Exclusion of inventory holding (gains) losses									229
Exclusion of special items									1,719

Adjusted net profit attributable to Eni's shareholders									1,301

(a) Excluding special items.

Breakdown of Eni Group's special items

(euro million)

Fourth Quarter 2013	First Quarter 2013	First Quarter 2014

145	Environmental charges	7	8
2,285	Asset impairments	17	55
(206)	Gains on disposal of assets	(50)	(1)
382	Risk provisions	(102)	4
241	Provisions for redundancy incentives	4	7
88	Commodity derivatives	(77)	(263)
(40)	Exchange rate differences and derivatives	56	15
(21)	Other	14	13

2,874	Special items of operating profit	(131)	(162)

41	Net finance (income) expense	(36)	1
	of which:
40	exchange rate differences and derivatives	(56)	(15)
(1,675)	Net income from investments	(7)	(17)
	of which:
(3)	- gains on disposal of assets		(2)
(3)	of which: Galp		(2)
(1,682)	- gains on investment revaluation
(1,682)	of which: Artic Russia
11	- impairments of equity investments
479	Income taxes	9	56
	of which:
954	impairment of deferred tax assets of Italian subsidiaries
347	deferred tax adjustment on PSAs
45	re-allocation of tax impact on intercompany dividends and other special items		10
(867)	taxes on special items of operating profit	9	46

1,719	Total special items of net profit	(165)	(122)

Net sales from operations

(euro million)

Fourth Quarter 2013	First Quarter 2013	First Quarter 2014	% Ch.

7,585	Exploration & Production	7,781	7,434	(4.5)
8,721	Gas & Power	10,865	9,224	(15.1)
11,376	Refining & Marketing	13,866	13,347	(3.7)
1,343	Versalis	1,543	1,402	(9.1)
3,155	Engineering & Construction	2,989	2,891	(3.3)
15	Other activities	22	15	(31.8)
418	Corporate and financial companies	326	329	0.9
47	Impact of unrealized intragroup profit elimination	(229)	(13)
(7,025)	Consolidation adjustments	(5,997)	(5,426)
25,635		31,166	29,203	(6.3)

Operating expenses

(euro million)

Fourth Quarter 2013	First Quarter 2013	First Quarter 2014	% Ch.

19,732	Purchases, services and other	24,181	22,333	(7.6)
527	of which: other special items	(95)	12
1,512	Payroll and related costs	1,233	1,341	8.8
241	of which: provisions for redundancy incentives and other	4	7
21,244		25,414	23,674	(6.8)

Depreciation, depletion, amortization and impairments

(euro million)

Fourth Quarter 2013	First Quarter 2013	First Quarter 2014	% Ch.

2,068	Exploration & Production	1,753	1,870	6.7
121	Gas & Power	110	84	(23.6)
92	Refining & Marketing	81	73	(9.9)
30	Versalis	21	23	9.5
184	Engineering & Construction	175	176	0.6
1	Other activities
14	Corporate and financial companies	14	16	14.3
(6)	Impact of unrealized intragroup profit elimination	(6)	(6)
2,504	Total depreciation, depletion and amortization	2,148	2,236	4.1

2,285	Impairments	17	55	..

4,789		2,165	2,291	5.8

Net income from investments

(euro million)

First Quarter of 2014	Exploration & Production	Gas &Power	Refining & Marketing	Engineering & Construction	Other activities	Group

Share of gains (losses) from equity-accounted investments	25	32		9		66
Dividends	3		33			36
Net gains on disposal				3	2	5
Other income (expense), net		12			94	106

	28	44	33	12	96	213

Income taxes

(euro million)

Fourth Quarter 2013	First Quarter 2013	First Quarter 2014	Change

	Profit before income taxes
(2,409)	Italy	84	454	370
4,207	Outside Italy	3,722	3,169	(553)
1,798		3,806	3,623	(183)
	Income taxes
301	Italy	96	244	148
2,085	Outside Italy	2,155	2,042	(113)
2,386		2,251	2,286	35
	Tax rate (%)
..	Italy	..	53.7	..
49.6	Outside Italy	57.9	64.4	6.5
..		59.1	63.1	4.0

Adjusted net profit by Division

(euro million)

Fourth Quarter 2013	First Quarter 2013	First Quarter 2014	% Ch.

1,186	Exploration & Production	1,669	1,313	(21.3)
239	Gas & Power	(141)	157	..
(4)	Refining & Marketing	(51)	(159)	..
(116)	Versalis	(58)	(75)	(29.3)
101	Engineering & Construction	130	95	(26.9)
(39)	Other activities	(55)	(45)	18.2
17	Corporate and financial companies	(155)	(141)	9.0
(24)	Impact of unrealized intragroup profit elimination (a)	58	76
1,360		1,397	1,221	(12.6)
	Attributable to:
1,301	- Eni’s shareholders	1,385	1,187	(14.3)
59	- Non-controlling interest	12	34	..

(a) This item concerned mainly intragroup sales of commodities, services and capital goods recorded in the assets of the purchasing business segment as of end of the period.

Leverage and net borrowings

Leverage is a measure used by management to assess the Company’s level of indebtedness. It is calculated as a ratio of net borrowings – which is calculated by excluding cash and cash equivalents and certain very liquid assets from finance debt to shareholders’ equity, including non-controlling interest. Management periodically reviews leverage in order to assess the soundness and efficiency of the Group balance sheet in terms of optimal mix between net borrowings and net equity, and to carry out benchmark analysis with industry standards.

(euro million)

Dec. 31, 2013	March 31, 2014	Change

Total debt	25,560	25,710	150
Short-term debt	4,685	3,740	(945)
Long-term debt	20,875	21,970	1,095
Cash and cash equivalents	(5,431)	(6,724)	(1,293)
Securities held for trading and other securities held for non-operating purposes	(5,037)	(5,042)	(5)
Financing receivables for non-operating purposes	(129)	(145)	(16)

Net borrowings	14,963	13,799	(1,164)

Shareholders’ equity including non-controlling interest	61,049	62,399	1,350
Leverage	0.25	0.22	(0.03)

Bonds maturing in the 18-month period starting on March 31, 2014

(euro million)
Issuing entity	Amount at March 31, 2014 (a)
Eni SpA	2,026
Eni Finance International SA	163
2,189

(a) Amounts include interest accrued and discount on issue.

Bonds issued in the first quarter of 2014 (guaranteed by Eni SpA)

Issuing entity	Nominal amount (million)	Currency	Amounts at March 31, 2014 (a) (euro million)	Maturity	Rate	%

Eni SpA	1,000	EUR	998	2029	fixed	3.625

998

(a) Amounts include interest accrued and discount on issue.

Consolidated financial statements

GROUP BALANCE SHEET

(euro million)

Jan. 1, 2013	Dec. 31, 2013	Mar. 31, 2014

	ASSETS
	Current assets
7,936	Cash and cash equivalents	5,431	6,724
	Other financial activities held for trading	5,004	5,008
237	Other financial assets available for sale	235	266
28,618	Trade and other receivables	28,890	31,259
8,578	Inventories	7,939	7,448
771	Current tax assets	802	768
1,239	Other current tax assets	835	880
1,617	Other current assets	1,325	2,714

48,996		50,461	55,067
	Non-current assets
64,798	Property, plant and equipment	63,763	64,195
2,541	Inventory - compulsory stock	2,573	2,555
4,487	Intangible assets	3,876	3,826
3,453	Equity-accounted investments	3,153	3,181
5,085	Other investments	3,027	3,121
913	Other financial assets	858	825
5,005	Deferred tax assets	4,658	4,500
4,398	Other non-current receivables	3,676	3,180

90,680		85,584	85,383
516	Assets held for sale	2,296	12

140,192	TOTAL ASSETS	138,341	140,462
	LIABILITIES AND SHAREHOLDERS’ EQUITY
	Current liabilities
2,032	Short-term debt	2,553	2,978
3,015	Current portion of long-term debt	2,132	762
23,666	Trade and other payables	23,701	22,518
1,633	Income taxes payable	755	797
2,188	Other taxes payable	2,291	3,054
1,418	Other current liabilities	1,437	2,295

33,952		32,869	32,404
	Non-current liabilities
19,145	Long-term debt	20,875	21,970
13,567	Provisions for contingencies	13,120	13,220
1,407	Provisions for employee benefits	1,279	1,274
6,745	Deferred tax liabilities	6,750	6,997
2,598	Other non-current liabilities	2,259	2,198

43,462		44,283	45,659
361	Liabilities directly associated with assets held for sale	140

77,775	TOTAL LIABILITIES	77,292	78,063
	SHAREHOLDERS’ EQUITY
3,357	Non-controlling interest	2,839	2,831
	Eni shareholders’ equity:
4,005	Share capital	4,005	4,005
(16)	Reserve related to the fair value of cash flow hedging derivatives net of tax effect	(154)	19
49,438	Other reserves	51,393	54,593
(201)	Treasury shares	(201)	(352)
(1,956)	Interim dividend	(1,993)
7,790	Net profit	5,160	1,303

59,060	Total Eni shareholders’ equity	58,210	59,568
62,417	TOTAL SHAREHOLDERS’ EQUITY	61,049	62,399
140,192	TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	138,341	140,462

GROUP PROFIT AND LOSS ACCOUNT

(euro million)

Fourth Quarter 2013	First Quarter 2013	First Quarter 2014

	REVENUES
25,635	Net sales from operations	31,166	29,203
670	Other income and revenues	239	160
26,305	Total revenues	31,405	29,363

	OPERATING EXPENSES
19,732	Purchases, services and other	24,181	22,333
1,512	Payroll and related costs	1,233	1,341
(24)	OTHER OPERATING (EXPENSE) INCOME	41	248

4,789	DEPRECIATION, DEPLETION, AMORTIZATION AND IMPAIRMENTS	2,165	2,291

248	OPERATING PROFIT	3,867	3,646

	FINANCE INCOME (EXPENSE)
1,282	Finance income	1,938	1,553
(1,464)	Finance expense	(2,149)	(1,744)
4	Income (expense) from other financial activities held for trading		4
(79)	Derivative financial instruments	29	(49)
(257)		(182)	(236)

	INCOME (EXPENSE) FROM INVESTMENTS
21	Share of profit (loss) of equity-accounted investments	44	66
1,786	Other gains (losses) from investments	77	147
1,807		121	213

1,798	PROFIT BEFORE INCOME TAXES	3,806	3,623
(2,386)	Income taxes	(2,251)	(2,286)

(588)	Net profit	1,555	1,337

	Attributable to:
(647)	- Eni’s shareholders	1,543	1,303
59	- non-controlling interest	12	34

	Net profit per share (euro per share)
(0.18)	- basic	0.43	0.36
(0.18)	- diluted	0.43	0.36

COMPREHENSIVE INCOME

(euro million)

First Quarter 2013	First Quarter 2014

Net profit for the period	1,555	1,337
Other items of comprehensive income:
Items to be reclassified to profit and loss account
- foreign currency translation differences	1,152	18
- fair value evaluation of Eni’s interest in Galp and Snam	75	14
- change in the fair value of cash flow hedging derivatives	(33)	249
- change in the fair value of available-for-sale securities		3
- share of "Other comprehensive income" on equity-accounted entities	(1)
- taxation	12	(76)

Total other items of comprehensive income	1,205	208

Total comprehensive income	2,760	1,545
Attributable to:
- Eni’s shareholders	2,716	1,510
- non-controlling interest	44	35

CHANGES IN SHAREHOLDERS’ EQUITY

(euro million)

Shareholders’ equity at December 31, 2013		61,049
Total comprehensive income	1,545
Dividends distributed by consolidated subsidiaries	(44)
Purchase of Eni’s shares	(151)

Total changes		1,350

Shareholders’ equity at March 31, 2014		62,399

Attributable to:
- Eni’s shareholders		59,568
- non-controlling interest		2,831

GROUP CASH FLOW STATEMENT

(euro million)

Fourth Quarter 2013	First Quarter 2013	First Quarter 2014

(588)	Net profit	1,555	1,337
	Adjustments to reconcile net profit to net cash provided by operating activities:
2,504	Depreciation, depletion and amortization	2,148	2,236
2,285	Impairments of tangible and intangible assets, net	17	55
(21)	Share of loss of equity-accounted investments	(44)	(66)
(266)	Gains on disposal of assets, net	(51)	(5)
(43)	Dividend income	(35)	(36)
(34)	Interest income	(31)	(31)
174	Interest expense	187	171
2,386	Income taxes	2,251	2,286
(1,805)	Other changes	(18)	(111)
	Changes in working capital:
629	- inventories	261	502
(2,717)	- trade receivables	(3,631)	(1,359)
1,970	- trade payables	1,502	(733)
544	- provisions for contingencies	(437)	90
480	- other assets and liabilities	1,797	(234)
906	Cash flow from changes in working capital	(508)	(1,734)
(15)	Net change in the provisions for employee benefits	7	(2)
118	Dividends received	34	107
35	Interest received	20	17
(115)	Interest paid	(439)	(193)
(2,337)	Income taxes paid, net of tax receivables received	(2,279)	(1,880)
3,184	Net cash provided by operating activities	2,814	2,151
	Investing activities:
(3,340)	- tangible assets	(2,620)	(2,210)
(449)	- intangible assets	(502)	(335)
3	- consolidated subsidiaries and businesses	(28)	(15)
(104)	- investments	(85)	(45)
(506)	- securities	(10)	(64)
(323)	- financing receivables	(321)	(484)
57	- change in payables and receivables in relation to investments and capitalized depreciation	(81)	(114)
(4,662)	Cash flow from investments	(3,647)	(3,267)
	Disposals:
306	- tangible assets	52
9	- intangible assets
	- consolidated subsidiaries and businesses
35	- investments	23	2,177
1	- securities	19	35
316	- financing receivables	1,281	468
24	- change in payables and receivables in relation to disposals	22	(19)
691	Cash flow from disposals	1,397	2,661
(3,971)	Net cash used in investing activities (*)	(2,250)	(606)

GROUP CASH FLOW STATEMENT (continued)

(euro million)

Fourth Quarter 2013	First Quarter 2013	First Quarter 2014

564	Proceeds from long-term debt	988	2,241
(612)	Repayments of long-term debt	(101)	(2,666)
79	Increase (decrease) in short-term debt	922	369
31		1,809	(56)
	Acquisition of interests in consolidated subsidiaries	(25)
	Dividends paid to non-controlling interests	(38)	(44)
	Net purchase of treasury shares		(151)
31	Net cash used in financing activities	1,746	(251)
2	Effect of change in consolidation (inclusion/exclusion of significant/insignificant subsidiaries)
(11)	Effect of exchange rate changes on cash and cash equivalents and other changes	15	(1)
(765)	Net cash flow for the period	2,325	1,293
6,196	Cash and cash equivalents - beginning of the period	7,936	5,431
5,431	Cash and cash equivalents - end of the period	10,261	6,724

(*) Net cash used in investing activities included investments and divestments (on net basis) in held-for-trading financial assets and other investments/divestments in certain short-term financial assets. Due to their nature and the circumstance that they are very liquid, these financial assets are netted against finance debt in determining net borrowings. Cash flows of such investments were as follows:

(euro million)

Fourth Quarter 2013	First Quarter 2013	First Quarter 2014

	Financing investments:
(507)	- securities		(28)
38	- financing receivables	(168)	(67)
(469)		(168)	(95)
	Disposal of financing investments:
1	- securities	14	27
88	- financing receivables	1,088	51
89		1,102	78
(380)	Net cash flows from financing activities	934	(17)

SUPPLEMENTAL INFORMATION

(euro million)

Fourth Quarter 2013	First Quarter 2013	First Quarter 2014

	Effect of investment of companies included in consolidation and businesses
25	Current assets	26	60
12	Non-current assets	27	32
(7)	Net borrowings	(5)	(19)
(17)	Current and non-current liabilities	(19)	(43)
13	Net effect of investments	29	30
(8)	Fair value of investments held before the acquisition of control		(15)
5	Purchase price	29	15
	less:
(8)	Cash and cash equivalents	(1)
(3)	Cash flow on investments	28	15

IFRS 10 and 11 application: 2013 restatement

Profit and loss account

(euro million)

2013
2013 Full Year	First Quarter	Second Quarter	Third Quarter	Fourth Quarter

	REVENUES
114,697	Net sales from operations	31,166	28,089	29,807	25,635
1,387	Other income and revenues	239	136	342	670
116,084		31,405	28,225	30,149	26,305

	OPERATING EXPENSES
90,003	Purchases, services and other	24,181	22,834	23,256	19,732
5,301	Payroll and related costs	1,233	1,353	1,203	1,512
(71)	OTHER OPERATING (EXPENSE) INCOME	41	(51)	(37)	(24)

11,821	DEPRECIATION, DEPLETION, AMORTIZATION AND IMPAIRMENTS	2,165	2,516	2,351	4,789

8,888	OPERATING PROFIT	3,867	1,471	3,302	248

	FINANCE INCOME (EXPENSE)
5,732	Finance income	1,938	1,276	1,236	1,282
(6,653)	Finance expense	(2,149)	(1,656)	(1,384)	(1,464)
4	Financial instruments held for trading				4
(92)	Derivative financial instruments	29	(48)	6	(79)
(1,009)		(182)	(428)	(142)	(257)

	INCOME (EXPENSE) FROM INVESTMENTS
222	Share of profit (loss) of equity-accounted investments	44	117	40	21
5,863	Other gains (losses) from investments	77	394	3,606	1,786
6,085		121	511	3,646	1,807

13,964	PROFIT BEFORE INCOME TAXES	3,806	1,554	6,806	1,798
(9,005)	Income taxes	(2,251)	(1,674)	(2,694)	(2,386)

4,959	NET PROFIT	1,555	(120)	4,112	(588)

	attributable to:
5,160	- Eni’s shareholders	1,543	275	3,989	(647)
(201)	- non-controlling interest	12	(395)	123	59

	Earnings per share attributable to Eni’s shareholders (euro per share)
1.42	- Basic	0.43	0.07	1.10	(0.18)
1.42	- Diluted	0.43	0.07	1.10	(0.18)

Adjusted operating profit

(euro million)

2013
2013 Full Year	First Quarter	Second Quarter	Third Quarter	Fourth Quarter

14,643	Exploration & Production	3,998	3,409	3,916	3,320
(638)	Gas & Power	(211)	(424)	(344)	341
(457)	Refining & Marketing	(134)	(176)	(55)	(92)
(386)	Versalis	(63)	(82)	(111)	(130)
(99)	Engineering & Construction	204	(678)	220	155
(210)	Other activities	(55)	(52)	(52)	(51)
(332)	Corporate and financial companies	(82)	(76)	(92)	(82)
129	Impact of unrealized intragroup profit elimination and other adjustments	89	38	(44)	46
12,650	Adjusted operating profit	3,746	1,959	3,438	3,507

Adjusted net profit

(euro million)

2013
2013 Full Year	First Quarter	Second Quarter	Third Quarter	Fourth Quarter

5,950	Exploration & Production	1,669	1,441	1,654	1,186
(253)	Gas & Power	(141)	(227)	(124)	239
(232)	Refining & Marketing	(51)	(139)	(38)	(4)
(338)	Versalis	(58)	(78)	(86)	(116)
(253)	Engineering & Construction	130	(649)	165	101
(205)	Other activities	(55)	(58)	(53)	(39)
(476)	Corporate and financial companies	(155)	(129)	(209)	17
39	Impact of unrealized intragroup profit elimination and other adjustments (a)	58	20	(15)	(24)
4,232	Adjusted net profit	1,397	181	1,294	1,360
	attributable to:
4,433	- Eni’s shareholders	1,385	576	1,171	1,301
(201)	- non-controlling interest	12	(395)	123	59

(a) This item concerned mainly intragroup sales of commodities, services and capital goods recorded in the assets of the purchasing business segment as of end period.

Breakdown of Eni Group’s special items

(euro million)

2013
2013 Full Year	First Quarter	Second Quarter	Third Quarter	Fourth Quarter

205	Environmental charges	7	47	6	145
2,400	Asset impairments	17	71	27	2,285
(187)	Net gains on disposal of assets	(50)	(16)	85	(206)
334	Risk provisions	(102)	27	27	382
270	Provisions for redundancy incentives	4	15	10	241
315	Commodity derivatives	(77)	131	173	88
(195)	Exchange rate differences and derivatives	56	(127)	(84)	(40)
(96)	Other	14	14	(103)	(21)

3,046	Special items of operating profit	(131)	162	141	2,874

190	Net finance (income) expense	(36)	155	30	41
	of which:
195	- exchange rate differences and derivatives	(56)	127	84	40
(5,299)	Net income (expense) from investments	(7)	(195)	(3,422)	(1,675)
	of which:
(3,599)	- gains on disposal of assets		(174)	(3,422)	(3)
	of which:
(3,359)	divestment of the 28.57% of Eni’s interest in Eni East Africa			(3,359)
(98)	Galp		(95)		(3)
(75)	Snam		(75)
(1,682)	- gains on investment revaluation				(1,682)
(1,682)	of which: Artic Russia				(1,682)
11	- impairments of equity investments				11
898	Income taxes	9	(24)	434	479
	of which:
954	- impairment of deferred tax assets of Italian subsidiaries				954
490	- deferred tax adjustment on PSAs			143	347
64	- re-allocation of tax impact on intercompany dividends and other special items		41	(22)	45
(610)	- taxes on special items	9	(65)	313	(867)

(1,165)	Total special items of net profit	(165)	98	(2,817)	1,719

Summarized Group Balance Sheet

(euro million)

2013
March 31	June 30	September 30	December 31

Fixed assets
Property, plant and equipment	66,810	65,780	65,082	63,763
Inventories - compulsory stock	2,585	2,361	2,559	2,573
Intangible assets	4,564	4,533	4,423	3,876
Equity-accounted investments and other investments	8,780	6,462	6,616	6,180
Receivables and securities held for operating purposes	1,167	1,163	1,282	1,339
Net payables related to capital expenditure	(1,062)	(1,271)	(1,152)	(1,255)

	82,844	79,028	78,810	76,476
Net working capital
Inventories	8,332	8,094	8,742	7,939
Trade receivables	23,981	20,317	18,605	21,212
Trade payables	(16,877)	(13,185)	(13,669)	(15,584)
Tax payables and provisions for net deferred tax liabilities	(4,590)	(3,163)	(3,034)	(3,062)
Provisions	(13,244)	(13,151)	(12,811)	(13,120)
Other current assets and liabilities	1,431	1,102	1,937	1,274

	(967)	14	(230)	(1,341)
Provisions for employee post-retirement benefits	(1,427)	(1,433)	(1,431)	(1,279)
Assets held for sale including related liabilities	177	92	25	2,156

CAPITAL EMPLOYED, NET	80,627	77,701	77,174	76,012

Eni shareholders’ equity	61,774	58,977	59,683	58,210
Non-controlling interest	3,334	2,740	2,804	2,839
Shareholders’ equity	65,108	61,717	62,487	61,049
Net borrowings	15,519	15,984	14,687	14,963

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	80,627	77,701	77,174	76,012

Leverage	0.24	0.26	0.24	0.25

Group balance sheet

(euro million)

2013
March 31	June 30	September 30	December 31

ASSETS
Current assets
Cash and cash equivalents	10,261	8,074	6,196	5,431
Other financial activities held for trading			4,522	5,004
Other financial assets available for sale	226	216	208	235
Trade and other receivables	32,502	28,538	27,459	28,890
Inventories	8,332	8,094	8,742	7,939
Current tax assets	838	758	697	802
Other current tax assets	1,106	1,053	1,070	835
Other current assets	1,549	1,383	1,349	1,325

	54,814	48,116	50,243	50,461
Non-current assets
Property, plant and equipment	66,810	65,780	65,082	63,763
Inventory - compulsory stock	2,585	2,361	2,559	2,573
Intangible assets	4,564	4,533	4,423	3,876
Equity-accounted investments	3,551	3,643	3,608	3,153
Other investments	5,229	2,819	3,008	3,027
Other financial assets	872	851	897	858
Deferred tax assets	5,197	5,481	5,221	4,658
Other non-current receivables	4,596	3,840	3,559	3,676

	93,404	89,308	88,357	85,584
Assets held for sale	528	463	389	2,296

TOTAL ASSETS	148,746	137,887	138,989	138,341
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term debt	2,889	2,764	2,727	2,553
Current portion of long-term debt	4,123	2,814	2,919	2,132
Trade and other payables	26,257	22,371	22,008	23,701
Income taxes payable	1,615	1,071	1,002	755
Other taxes payable	3,587	2,940	2,595	2,291
Other current liabilities	1,497	1,186	1,323	1,437

	39,968	33,146	32,574	32,869
Non-current liabilities
Long-term debt	19,021	18,717	20,024	20,875
Provisions for contingencies	13,244	13,151	12,811	13,120
Provisions for employee benefits	1,427	1,433	1,431	1,279
Deferred tax liabilities	7,028	6,789	6,750	6,750
Other non-current liabilities	2,599	2,563	2,548	2,259

	43,319	42,653	43,564	44,283
Liabilities directly associated with assets held for sale	351	371	364	140

TOTAL LIABILITIES	83,638	76,170	76,502	77,292
SHAREHOLDERS’ EQUITY
Non-controlling interest	3,334	2,740	2,804	2,839
Eni shareholders’ equity
Share capital	4,005	4,005	4,005	4,005
Reserve related to the fair value of cash flow hedging derivatives net of tax effect	(37)	(15)	(115)	(154)
Other reserves	56,464	53,370	52,180	51,393
Treasury shares	(201)	(201)	(201)	(201)
Interim dividend			(1,993)	(1,993)
Net profit	1,543	1,818	5,807	5,160

Total Eni shareholders’ equity	61,774	58,977	59,683	58,210
TOTAL SHAREHOLDERS’ EQUITY	65,108	61,717	62,487	61,049

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	148,746	137,887	138,989	138,341

Summarized Group Cash Flow Statement

(euro million)

2013
2013 Full Year	First Quarter	Second Quarter	Third Quarter	Fourth Quarter

4,959	Net profit	1,555	(120)	4,112	(588)
	Adjustments to reconcile net profit to net cash provided by operating activities:
9,723	- depreciation, depletion and amortization and other non-monetary items	2,110	2,593	2,072	2,948
(3,770)	- net gains on disposal of assets	(51)	(117)	(3,336)	(266)
9,174	- dividends, interest, taxes and other changes	2,372	1,562	2,757	2,483
456	Changes in working capital related to operations	(508)	454	(396)	906
(9,516)	Dividends received, taxes paid, interest (paid) received during the period	(2,664)	(2,371)	(2,182)	(2,299)

11,026	Net cash provided from operating activities	2,814	2,001	3,027	3,184
(12,800)	Capital expenditure	(3,122)	(2,825)	(3,064)	(3,789)
(317)	Investments and purchase of consolidated subsidiaries and businesses	(113)	(63)	(40)	(101)
6,360	Disposals	75	2,390	3,545	350
(243)	Other cash flow related to capital expenditure, investments and disposals	(24)	47	(215)	(51)

4,026	Free cash flow	(370)	1,550	3,253	(407)
(3,981)	Borrowings (repayment) of debt related to financing activities	934	20	(4,555)	(380)
1,715	Changes in short and long-term financial debt	1,809	(1,601)	1,476	31
(4,225)	Dividends paid and changes in non-controlling interests and reserves	(63)	(2,128)	(2,034)
(40)	Effect of changes in consolidation and exchange differences	15	(28)	(18)	(9)

(2,505)	NET CASH FLOW	2,325	(2,187)	(1,878	(765)

Change in net borrowings

(euro million)

2013
2013 Full Year	First Quarter	Second Quarter	Third Quarter	Fourth Quarter

4,026	Free cash flow	(370)	1,550	3,253	(407)
(21)	Net borrowings of acquired companies	(6)			(15)
(23)	Net borrowings of divested companies			(23)
349	Exchange differences on net borrowings and other changes	(11)	113	101	146
(4,225)	Dividends paid and changes in non-controlling interest and reserves	(63)	(2,128)	(2,034)
106	CHANGE IN NET BORROWINGS	(450)	(465)	1,297	(276)

Group cash flow statement

(euro million)

2013
2013 Full Year	First Quarter	Second Quarter	Third Quarter	Fourth Quarter

4,959	Net profit	1,555	(120)	4,112	(588)
	Adjustments to reconcile net profit to net cash provided by operating activities:
9,421	Depreciation, depletion and amortization	2,148	2,445	2,324	2,504
2,400	Impairments of tangible and intangible assets, net	17	71	27	2,285
(222)	Share of loss of equity-accounted investments	(44)	(117)	(40)	(21)
(3,770)	Gains on disposal of assets, net	(51)	(117)	(3,336)	(266)
(400)	Dividend income	(35)	(271)	(51)	(43)
(142)	Interest income	(31)	(28)	(49)	(34)
711	Interest expense	187	187	163	174
9,005	Income taxes	2,251	1,674	2,694	2,386
(1,882)	Other changes	(18)	185	(244)	(1,805)
	Changes in working capital:
350	- inventories	261	423	(963)	629
(1,379)	- trade receivables	(3,631)	3,246	1,723	(2,717)
703	- trade payables	1,502	(3,391)	622	1,970
59	- provisions for contingencies	(437)	145	(193)	544
723	- other assets and liabilities	1,797	31	(1,585)	480
456	Cash flow from changes in working capital	(508)	454	(396)	906
6	Net change in the provisions for employee benefits	7	9	5	(15)
630	Dividends received	34	375	103	118
97	Interest received	20	37	5	35
(942)	Interest paid	(439)	(255)	(133)	(115)
(9,301)	Income taxes paid, net of tax receivables received	(2,279)	(2,528)	(2,157)	(2,337)
11,026	Net cash provided by operating activities	2,814	2,001	3,027	3,184
	Investing activities:
(10,913)	- tangible assets	(2,620)	(2,282)	(2,671)	(3,340)
(1,887)	- intangible assets	(502)	(543)	(393)	(449)
(25)	- consolidated subsidiaries and businesses	(28)			3
(292)	- investments	(85)	(63)	(40)	(104)
(5,048)	- securities	(10)	(8)	(4,524)	(506)
(978)	- financing receivables	(321)	(161)	(173)	(323)
50	- change in payables and receivables in relation to investments and capitalized depreciation	(81)	220	(146)	57
(19,093)	Cash flow from investments	(3,647)	(2,837)	(7,947)	(4,622)
	Disposals:
514	- tangible assets	52	134	22	306
16	- intangible assets		4	3	9
3,401	- consolidated subsidiaries and businesses			3,401
2,429	- investments	23	2,252	119	35
36	- securities	19	8	8	1
1,561	- financing receivables	1,281	(21)	(15)	316
155	- change in payables and receivables in relation to disposals	22	29	80	24
8,112	Cash flow from disposals	1,397	2,406	3,618	691
(10,981)	Net cash used in investing activities (*)	(2,250)	(431)	(4,329)	(3,971)

Group cash flow statement (continued)

(euro million)

2013
2013 Full Year	First Quarter	Second Quarter	Third Quarter	Fourth Quarter

5,418	Proceeds from long-term debt	988	1,606	2,260	564
(4,720)	Repayments of long-term debt	(101)	(3,213)	(794)	(612)
1,017	Increase (decrease) in short-term debt	922	6	10	79
1,715		1,809	(1,601)	1,476	31
1	Net capital contributions by non-controlling interest			1
1	Disposal of treasury shares made by consolidated subsidiaries other than the parent company			1
(28)	Acquisition of interests in consolidated subsidiaries	(25)		(3)
(3,949)	Dividends paid to Eni’s shareholders		(1,956)	(1,993)
(250)	Dividends paid to non-controlling interests	(38)	(172)	(40)
(2,510)	Net cash used in financing activities	1,746	(3,729)	(558)	31
2	Effect of change in consolidation (inclusion/exclusion of significant/insignificant subsidiaries)				2
(42)	Effect of exchange rate changes on cash and cash equivalents and other changes	15	(28)	(18)	(11)
(2,505)	Net cash flow for the period	2,325	(2,187)	(1,878)	(765)
7,936	Cash and cash equivalents - beginning of the period	7,936	10,261	8,074	6,196
5,431	Cash and cash equivalents - end of the period	10,261	8,074	6,196	5,431

(*) Net cash used in investing activities included investments in certain financial assets to absorb temporary surpluses of cash or as a part of our ordinary management of financing activities. Due to their nature and the circumstance that they are very liquid, these financial assets are netted against finance debt in determining net borrowings. Cash flows of such investments were as follows:

(euro million)

2013
2013 Full Year	First Quarter	Second Quarter	Third Quarter	Fourth Quarter

	Financing investments:
(5,029)	- securities			(4,522)	(507)
(105)	- financing receivables	(168)	26	(1)	38
(5,134)		(168)	26	(4,523)	(469)
	Disposal of financing investments:
28	- securities	14	8	5	1
1,125	- financing receivables	1,088	(14)	(37)	88
1,153		1,102	(6)	(32)	89
(3,981)	Cash flows of financial investments not related to operation	934	20	(4,555)	(380)

Supplemental cash flow information

(euro million)

2013
2013 Full Year	First Quarter	Second Quarter	Third Quarter	Fourth Quarter

	Effect of investment of companies included in consolidation and businesses
51	Current assets	26		25
39	Non-current assets	27		12
(12)	Net borrowings	(5)		(7)
(36)	Current and non-current liabilities	(19)		(17)
42	Net effect of investments	29		13
(8)	Fair value of investments held before the acquisition of control			(8)
34	Purchase price	29		5
	less:
(9)	Cash and cash equivalents	(1)		(8)
25	Cash flow on investments	28		(3)
	Effect of disposal of consolidated subsidiaries and businesses
47	Current assets		47
41	Non-current assets		41
23	Net borrowings		23
(69)	Current and non-current liabilities		(69)
42	Net effect of disposals		42
3,359	Gain on disposal		3,359
3,401	Selling price		3,401
	less:
	Cash and cash equivalents
3,401	Cash flow on disposals		3,401

CAPITAL EXPENDITURE

(euro million)

Fourth Quarter 2013	First Quarter 2013	First Quarter 2014	% Ch.

3,045	Exploration & Production:	2,330	2,111	(9.4)
109	- acquisition of proved and unproved properties
367	- exploration	466	298	(36.1)
2,524	- development	1,844	1,784	(3.3)
45	- other expenditure	20	29	45.0
83	Gas & Power:	26	28	7.7
73	- Marketing	25	27	8.0
10	- International transport	1	1
272	Refining & Marketing:	88	111	26.1
173	- Refinery, supply and logistics	63	84	33.3
99	- Marketing	25	27	8.0
129	Versalis	53	58	9.4
222	Engineering & Construction	339	204	(39.8)
12	Other activities	1	2	100.0
63	Corporate and financial companies	62	23	(62.9)
(37)	Impact of unrealized intragroup profit elimination	223	8

3,789		3,122	2,545	(18.5)

In the first quarter of 2014, capital expenditure amounted to euro 2,545 million (euro 3,122 million in the first quarter of 2013) relating mainly to:
-	development activities deployed mainly in Norway, the United States, Angola, Italy, Nigeria, Congo and Kazakhstan and exploratory activities of which 97% was spent outside Italy, primarily in Mozambique, Nigeria, Norway, Angola and Liberia;
-	upgrading of the fleet used in the Engineering & Construction Division (euro 204 million);
-	refining, supply and logistics in Italy and outside Italy (euro 84 million) with projects designed to improve the conversion rate and flexibility of refineries, as well as the restructuring of the refined product retail network in Italy and in the rest of Europe (euro 27 million);
-	initiatives to improve flexibility of the combined cycle power plants (euro 15 million).

EXPLORATION & PRODUCTION CAPITAL EXPENDITURE BY GEOGRAPHIC AREA

(euro million)

Fourth Quarter 2013	First Quarter 2013	First Quarter 2014	% Ch.

249	Italy	197	206	4.6
453	Rest of Europe	583	370	(36.5)
415	North Africa	192	186	(3.1)
1,001	Sub-Saharan Africa	731	769	5.2
171	Kazakhstan	160	113	(29.4)
271	Rest of Asia	209	194	(7.2)
406	America	251	250	(0.4)
79	Australia and Oceania	7	23	..

3,045		2,330	2,111	(9.4)

Exploration & Production

PRODUCTION OF OIL AND NATURAL GAS BY REGION

Fourth Quarter 2013	First Quarter 2013	First Quarter 2014

1,577	Production of oil and natural gas (a) (b)	(kboe/d)	1,600	1,583
192	Italy		180	182
173	Rest of Europe		158	192
506	North Africa		554	542
316	Sub-Saharan Africa		313	324
102	Kazakhstan		103	102
143	Rest of Asia		141	96
116	America		119	117
29	Australia and Oceania		32	28
137.4	Production sold (a)	(mmboe)	135.8	134.7

PRODUCTION OF LIQUIDS BY REGION

Fourth Quarter 2013	First Quarter 2013	First Quarter 2014

816	Production of liquids (a)	(kbbl/d)	818	822
77	Italy		63	75
82	Rest of Europe		79	97
241	North Africa		254	246
224	Sub-Saharan Africa		237	232
60	Kazakhstan		60	59
48	Rest of Asia		44	29
76	America		69	77
8	Australia and Oceania		12	7

PRODUCTION OF NATURAL GAS BY REGION

Fourth Quarter 2013	First Quarter 2013	First Quarter 2014

4,177	Production of natural gas (a) (b)	(mmcf/d)	4,290	4,182
631	Italy		646	590
497	Rest of Europe		434	521
1,453	North Africa		1,647	1,630
507	Sub-Saharan Africa		415	508
232	Kazakhstan		233	236
521	Rest of Asia		528	367
220	America		275	216
116	Australia and Oceania		112	114

(a) Includes Eni’s share of production of equity-accounted entities
(b) Includes volumes of gas consumed in operation (401 and 377 mmcf/d in the first quarter 2014 and 2013, respectively and 430 mmcf/d in the fourth quarter 2013).

Natural gas sales by market

(bcm)

Fourth Quarter 2013	First Quarter 2013	First Quarter 2014	% Ch.

10.70	ITALY	12.53	11.18	(10.8)
1.27	Wholesalers	2.40	1.43	(40.4)
3.98	Italian exchange for gas and spot markets	2.78	3.79	36.3
1.40	Industries	1.70	1.20	(29.4)
0.34	Medium-sized enterprises and services	0.45	0.62	37.8
0.56	Power generation	0.75	0.45	(40.0)
1.60	Residential	2.89	2.21	(23.5)
1.55	Own consumption	1.56	1.48	(5.1)
14.86	INTERNATIONAL SALES	17.64	15.60	(11.6)
12.70	Rest of Europe	15.14	13.32	(12.0)
0.89	Importers in Italy	1.22	1.19	(2.5)
11.81	European markets	13.92	12.13	(12.9)
1.26	Iberian Peninsula	1.24	1.52	22.6
2.18	Germany/Austria	2.83	2.15	(24.0)
2.18	Benelux	2.86	2.33	(18.5)
0.60	Hungary	0.86	0.68	(20.9)
1.06	UK	1.27	0.89	(29.9)
1.89	Turkey	1.79	1.99	11.2
2.24	France	2.76	2.38	(13.8)
0.40	Other	0.31	0.19	(38.7)
1.47	Extra European markets	1.79	1.59	(11.2)
0.69	E&P sales in Europe and in the Gulf of Mexico	0.71	0.67	(5.6)
25.56	WORLDWIDE GAS SALES	30.17	26.76	(11.3)

Versalis

Fourth Quarter 2013	First Quarter 2013	First Quarter 2014

	Sales	(euro million)
632	Intermediates		683	627
659	Polymers		807	737
52	Other revenues		53	38

1,343			1,543	1,402

	Production	(ktonnes)
805	Intermediates		894	832
562	Polymers		603	609

1,367			1,497	1,441

Engineering & Construction

(euro million)

Fourth Quarter 2013	First Quarter 2013	First Quarter 2014

	Orders acquired
911	Engineering & Construction Offshore	1,005	2,752
390	Engineering & Construction Onshore	913	975
381	Offshore drilling	905	81
410	Onshore drilling	60	141

2,092		2,883	3,949

(euro million)

	Dec. 31, 2013	March 31, 2014

Order backlog	17,514	18,520

Eni: Report on the purchase of treasury shares

San Donato Milanese (Milan), April 30, 2014 - During the period from April 22 to April 25, 2014, Eni acquired No. 530,000 shares for a total consideration of euro 9,860,611.61, within the authorization to purchase treasury shares approved at Eni’s Ordinary General Meeting of shareholders on May 10, 2013, previously subject to disclosure pursuant to Article 144-bis of Consob Regulation 11971/1999.
The following are details of transactions for the purchase of treasury shares on the Electronic Stock Market on a daily basis:

Date	Number of ordinary shares purchased	Average price (euro)	Consideration (euro)
22/04/2014	130,000	18.6806	2,428,480.63
23/04/2014	130,000	18.6374	2,422,867.53
24/04/2014	130,000	18.6254	2,421,295.51
25/04/2014	140,000	18.4855	2,587,967.94
Total	530,000	18.6049	9,860,611.61

Following the purchases announced today, considering the treasury shares already held, on April 25, 2014 Eni holds No. 21,963,287 shares equal to 0.60% of the share capital.

Company Contacts:
Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com